Form 20-F
period 2020-12-31
Genfit S.A.
filed 2021-04-23
CIK 1757064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary shares:  38,888,379 shares outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

INTRODUCTION

Unless otherwise indicated, “GENFIT,” “the company,” “our company,” ‘the group,” “we,” “us” and “our” refer to GENFIT S.A. and its consolidated subsidiaries.

“GENFIT,” the GENFIT logo, “RESOLVE-IT”, “NIS4”, “ELATIVE”, “The NASH Education Program”, “The NASH Epidemiology Institute” and other trademarks or service marks of GENFIT S.A. appearing in this Annual Report on Form 20-F, or annual report, are the property of GENFIT S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize elafibranor, tests powered by our NIS4 technology and our other drug candidates;
•	the initiation, timing, progress and results of our preclinical studies and clinical trials, including the timing of availability of data from our clinical trials;
•	our ability to successfully expand and advance our pipeline of drug candidates;
•	the timing of our planned regulatory filings;
•	the timing of and our ability to obtain and maintain regulatory approvals;
•	the clinical utility and market acceptance of our drug candidates and tests powered by our NIS4 technology;
•	the potential clinical utility of our product candidates and their potential advantages over existing therapies as well as those in development;
•	our ability to establish and maintain manufacturing and supply arrangements for our product candidates;
•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical trials for our product candidates;
•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
•	the effects of increased competition as well as innovations by new and existing competitors in our industry;
•

our ability to maintain, protect and enhance our intellectual property rights and proprietary technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

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

This annual report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this annual report are generally reliable, such information is inherently imprecise.

SUMMARY RISK FACTORS

Investing in our shares involves numerous risks, including the risks described in “Item 3.D—Risk Factors” of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•

Our drug candidate development activities are focused primarily on the development of our drug candidate elafibranor in PBC as well as on other drug candidates for which development is less advanced. Drug development is subject to a number of risks.

•

Clinical failure can occur at any stage of clinical development, as was the case with our Phase 3 RESOLVE-IT trial of elafibranor in NASH. The results of earlier clinical trials are not necessarily predictive of future results and elafibranor in PBC or any other product candidate that we or our collaborators advance through clinical trials may not have favorable results in later clinical trials, which may delay, limit or prevent our ability to receive regulatory approval or marketing authorization.

•

Delays in the commencement, enrollment and completion of clinical trials, including our Phase 3 ELATIVE trial of elafibranor in PBC, could result in increased costs to us and delay or limit our ability and that of Terns Pharmaceuticals, our partner in some territories and for some indications and that of any future collaborators, to obtain regulatory approval for elafibranor and our other drug candidates.

•

We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval, and without regulatory approval, we will not be able to market our product candidates.

•

We have obtained breakthrough therapy designation from the FDA for elafibranor in the treatment of PBC and we may seek to avail ourselves of such mechanisms to expedite the development or approval of elafibranor for another indication or in combination in the future or in order to accelerate the development or approval of our other drug candidates, but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor will receive marketing approval for this indication.

•

Due to our limited resources and access to capital, our strategic decisions with respect to the development of certain product candidates may affect the development or timing of our business prospects.

•

The development of our NIS4 technology and tests powered by this technology requires access to clinical trials, data and clinical samples in NASH patients and therefore our development is subject to the risks related to these trials.

•

We intend to develop and market an in-vitro diagnostic or IVD powered by NIS4 as a clinical diagnostic and as such, NIS4 remains a product in development subject to the hazards of diagnostic product development. In addition, there is no assurance that we will be able to receive the necessary regulatory approvals to market an IVD, powered by NIS4 technology or achieve commercialization of this product candidate for our intended market.

•

Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.

•

We have entered, and may in the future enter into, collaboration, licensing or co-marketing agreements with third parties for the development and eventual commercialization of our product candidates and NIS4 diagnostic technology, and may not generate revenues from these agreements..

•

We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units and may not be able to control their work as effectively as if we performed these functions ourselves.

•

We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an IVD powered by NIS4 for use as a clinical diagnostic including one manufacturer for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices

•

As the result of our multi-year cost cutting program and workforce reduction plan, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.

•	The outbreak of the novel coronavirus disease, COVID-19, has adversely impacted and could continue to adversely impact our business, including our preclinical studies and clinical trials.
•

If we are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability or that of a potential future partner to commercialize our product candidates successfully may be adversely affected.

•

Currently, we have no products approved for commercial sale, and to date we have not generated any significant recurring revenue from product sales. As a result, our ability to reduce our losses, reach profitability and rebuild our shareholders equity on our own is unproven, and we may never achieve or sustain profitability

•

Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and an LDT or IVD powered by NIS4 for clinical care.

•

We will require substantial additional funding to develop and commercialize our products, if approved, which may not be available to us, in particular given our current financial situation, or our current or future collaborators on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.

•

Our stock price may never reach a price at which certain bondholders will deem conversion economically viable, in which case we would need to repay the nominal amount at maturity in October 2025. The terms of our convertible bonds require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders

•	The market price of our equity securities is particularly volatile and may decline regardless of our operating performance.
•	The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.
•	We are currently the subject of securities class action litigation and may become subject to additional litigation, which could harm our business and financial condition.
•	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

PART I

Item 1.	Identity of Director, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.
A.	Selected Financial Data

We have elected to comply with Item 3.A. of Form 20-F (Selected Financial Data); as amended February 10, 2021 and are omitting this disclosure in reliance thereon.

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

Risks Related to the Discovery and Development of and Obtaining Regulatory Approval for Our Product Candidates

Our drug candidate development activities are focused primarily on the development of our drug candidate elafibranor in PBC as well as on other drug candidates for which development is less advanced. Drug development is subject to a number of risks.

Elafibranor, our most advanced drug candidate, is currently being evaluated in a Phase 3 ELATIVE clinical trial in PBC. Only two treatments are currently approved and marketed in this indication and do not meet the medical needs of all patients. A limited number of treatments are therefore approved for the management of this disease and we have little experience with drug development in this disease area. The development and approval of drug candidates to treat PBC may therefore present an even higher level of risk than in other indications.

As a result, it is possible that our ELATIVE clinical trial or other additional clinical trials in PBC in particular, and our other ongoing or future clinical trials in general, fail to meet their primary endpoints, as was the case with our Phase 3 RESOLVE-IT trial evaluating elafibranor in NASH in 2020, or are delayed, additional development is necessary or, despite a favorable outcome in clinical trials, the regulatory authorities consider that the clinical results of these trials are insufficient to grant or maintain a marketing authorization. These different risks are developed below.

Our other program, NTZ in fibrosis, is at an earlier stage of development. NTZ it is currently being evaluated in an independent investigator-led Phase 2 trial for the treatment of patients with NASH with severe fibrosis.

A clinical failure of elafibranor in PBC, a delay or an increase in the cost of its clinical development or the failure to receive marketing authorization would therefore have a negative impact, even more so since it would impact our primary program and the most advanced in our portfolio of drug candidates. As a result, we could be forced to discontinue our development in PBC, one of our main programs, which could significantly affect the future of our Group.

Clinical failure can occur at any stage of clinical development, as was the case with our Phase 3 RESOLVE-IT trial of elafibranor in NASH. The results of earlier clinical trials are not necessarily predictive of future results and elafibranor in PBC or any other product candidate that we or our collaborators advance through clinical trials may not have favorable results in later clinical trials, which may delay, limit or prevent our ability to receive regulatory approval or marketing authorization.

Clinical failure can occur at any stage of our clinical development or those of our current partner or a future partner. Clinical trials may produce negative or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we or our collaborators do, which may delay, limit or prevent regulatory approval or marketing authorization.

Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us or our current and potential future collaborators, have suffered significant setbacks in Phase 3 clinical trials and at other stages of clinical development in particular in PBC even after seeing promising results in earlier clinical trials.

For example, in May 2020, we published the top line results of the interim analysis of our Phase 3 RESOLVE-IT trial of elafibranor in NASH.  Elafibranor did not demonstrate a statistically significant effect on the primary surrogate efficacy endpoint of NASH resolution without worsening of fibrosis nor on the key secondary endpoints. These results led us to stop development of elafibranor in NASH in 2020 due to lack of efficacy but not due to safety reasons.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well-advanced. We or our collaborators may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If elafibranor or our other drug candidates are found to be unsafe or lack efficacy for any indication, we or our collaborators will not be able to obtain regulatory approval for them, and our prospects and business may be materially and adversely affected. For example, if the results of our Phase 3 ELATIVE trial of elafibranor in PBC does not achieve the primary efficacy endpoints or demonstrate expected safety, the prospects for approval of elafibranor in PBC would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes or differences in trial protocols, patient distribution by clinical investigator site, standards of care across sites, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we or our collaborators are unable to bring any of our current or future product candidates to market, or to acquire any marketed, previously approved products, our ability to create long-term shareholder value will be limited.

Delays in the commencement, enrollment and completion of clinical trials, including our Phase 3 ELATIVE trial of elafibranor in PBC, could result in increased costs to us and delay or limit our ability and that of Terns Pharmaceuticals, our partner in some territories and for some indications and that of any future collaborators, to obtain regulatory approval for elafibranor and our other drug candidates.

We currently have underway two advanced phase clinical trials, in particular our Phase 3 ELATIVE trial of elafibranor in PBC for which the first patient was enrolled in September 2020. Delays in the commencement, enrollment and completion of our clinical trials or those of our partner Terns Pharmaceuticals or any future collaborator could increase our product development costs or limit our ability to obtain regulatory approval of our drug candidates. In the past, we have experienced some delays in enrollment in our clinical trials, including in our RESOLVE-IT clinical trial.

The results from these trials may not be available when we expect or we or our collaborators may be required to conduct additional clinical trials or preclinical studies not currently planned to receive approval for our product candidates, including elafibranor. In addition, our clinical programs and those of our partner are subject to a number of variables and contingencies, such as the results of other trials, patient enrollments or regulatory interactions that may result in a change in timing. As such, we do not know whether any future trials or studies in elafibranor or our other product candidates will begin on time or will be completed on schedule, if at all.

The commencement, enrollment and completion of clinical trials can be delayed or suspended for a variety of reasons, including:

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

•	the delay in receiving results from or the failure to achieve the necessary results in other clinical trials;
•	inability to obtain approval from institutional review boards, or IRBs, to conduct a clinical trial at their respective sites;
•	lack of effectiveness of product candidates during clinical trials;
•	suspension or termination by a data and safety monitoring board, or DSMB, that is overseeing the clinical trial;
•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•	failure to conduct clinical trials in accordance with regulatory requirements;
•	severe or unexpected drug-related adverse effects experienced by patients or any determination that a clinical trial presents unacceptable health risks;
•

a breach of the terms of any agreement with, or termination for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates, or investigators leading clinical trials on our product candidates;

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

For example, our RESOLVE-IT trial was a large and complex Phase 3 clinical trial in a disease without any approved therapies and the diagnosis of which generally involves invasive procedures such as liver biopsies. These specificities led us to face significant competition for patient enrollment, and to delay the publication date of our top line interim analysis.

As we engage in other large and complicated trials and trials in advanced disease populations, including our ongoing Phase 3 ELATIVE  trial evaluating elafibranor in PBC, we may experience a number of complications that may negatively affect our plans or our development programs. The ELATIVE  trial evaluating elafibranor in PBC in particular is made complex by the fact that it is an orphan disease with a small number of patients and the fact that one of our competitor’s product is the only one to have recently received market approval in this indication, and another phase 3 trial is enrolling patients at the same time as ours which may compromise our ability to retain or recruit patients or complete the trial on time . Potential discussions with the FDA, the EMA or other regulatory authorities outside the United States or Europe regarding the scope or design of our clinical trials may also happen at any time.

More broadly, changes in the treatment of PBC, such as the approval of a drug therapy for the treatment of PBC by one of our competitors, could result in difficulties retaining or enrolling patients in our clinical trials and those of our current or collaborators. Any difficulty retaining patients may in the future delay or produce negative or inconclusive results from our clinical trials, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. Any delay or compromises with respect to our clinical trials may have a material adverse effect on our business or decrease our competitive position relative to other biotechnology or pharmaceutical companies.

We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval, and without regulatory approval, we will not be able to market our product candidates.

We currently have no products approved for sale and we cannot guarantee that we or any of our current or future collaborators will ever have marketable products. Our business currently depends substantially on the successful development and commercialization of elafibranor in PBC. Our ability to generate revenue related to product sales will depend on the successful development and regulatory approval of elafibranor in the indications we are developing in the United States, the European Union and other countries. Our ability to generate substantial revenue is also dependent on the future of the development and marketing of an IVD test using our NIS4 technology.

The development of drug candidates and NIS4 and issues relating to their approval and marketing are subject to extensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country.

We (or a future partner of ours) will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), as applicable. The same is true for other countries, including the United Kingdom since Brexit. We have not submitted at this time any marketing applications for any of our product candidates and neither has Terns Pharmaceuticals, our development partner for elafibranor in some territories and for some therapeutic indications, for its products. NDAs, MAAs and marketing applications in other countries must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. These marketing applications must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA, MAA or other marketing authorization is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval.

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

We have obtained breakthrough therapy designation from the FDA for elafibranor in the treatment of PBC and we may seek to avail ourselves of such mechanisms to expedite the development or approval of elafibranor for another indication or in combination in the future or in order to accelerate the development or approval of our other drug candidates, but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor will receive marketing approval for this indication.

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

We received orphan drug designation in both the US and the EU for elafibranor for the treatment of PBC in 2019, and we or a future partner may request the orphan drug designation for elafibranor in another indication or for other drug candidates that we may develop in Europe and/or the United States.

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

We are currently conducting a clinical-stage program based on drug repositioning to develop an anti-fibrotic drug candidate, nitazoxanide, or NTZ, for which we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. The Phase 2 investigator-initiated clinical trial of NTZ in NASH-induced fibrosis was allowed based on the existing FDA evaluations of safety in the currently-approved indication, which is a hallmark of the Section 505(b)(2) regulatory pathway. As we progress the clinical program, we plan to initiate such discussions with the FDA. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

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

Because we have limited resources and access to capital to fund our operations, we have chosen to concentrate a significant amount of our resources on the development of elafibranor as a potential treatment for PBC, as well as, to a lesser extent, on the development of our NIS4 technology and other product candidates in our pipeline.  In 2020, we announced a cost reduction plan, to reduce operational expenses and eliminate non-essential expenses. Our goal is to reduce our cash burn rate from €110 million annually before we announced our Phase 3 RESOLVE-IT data, to approximately €45 million annually, beginning in 2022. 2021 will be a transition year with a targeted cash burn of approximately €75 million (excluding the partial OCEANEs buyback transaction for €47.5 million in cash) mainly due to the residual expenses related to the termination of the RESOLVE-IT clinical trial, and to costs associated with the workforce reduction plan. As a result, our resources available to allocate to research, collaboration, management and financial resources toward particular compounds, programs, product candidates or therapeutic areas are limited. We may be restricted in the opportunities we can pursue, and we may be required to collaborate with third parties to advance a particular product candidate at terms that are less than optimal to us. Because of our limited resources, we may also have to decline to pursue opportunities that may otherwise prove to be profitable.

Our product candidates may have undesirable side effects which may require us to stop a clinical trial or which may delay or prevent marketing approval, or, if approval is received, require our product candidates to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen side effects from any of our product candidates could arise either during clinical development, forcing us to potentially stop or terminate a trial, or, if approved, after the approved product has been marketed. If severe side effects were to occur, or if elafibranor or one of our other product candidates is shown to have other unexpected characteristics, we or our current or future collaborators may need to either restrict our use of such product to a smaller population or abandon our or their development.

In addition, our product candidates are being developed as potential treatments for severe, life-threatening diseases and, as a result, our trials will necessarily be conducted in a patient population that will be more prone than the general population to exhibit certain disease states or adverse events. For example, PBC patients may suffer from other co-morbidities such as osteoporosis that may increase the likelihood of certain adverse events. It may be difficult to discern whether certain events or symptoms observed during our trials were due to our product candidates or some other factor, resulting in our company and our development programs being negatively affected even if such events or symptoms are ultimately determined to be unlikely related to our drugs and drug candidates. We further cannot assure you that additional or more severe adverse side effects with respect to elafibranor, NTZ or any other drug candidate  will not develop in current or future clinical trials or commercial use, which could delay or preclude their regulatory approval, limit their commercial use or require them to be taken off the market.

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

Risks Related to the Discovery and Development of, and Obtaining Regulatory Approval for, our Diagnostic Test

The development of our NIS4 technology and tests powered by this technology requires access to clinical trials, data and clinical samples in NASH patients and therefore our development is subject to the risks related to these trials.

In January 2019, we entered into a license agreement with Labcorp to allow them to develop and deploy a test powered by NIS4 technology in the clinical research space. We believe that leveraging the capabilities of a large diagnostic company such as Labcorp, through its Covance laboratory network, will allow for early adoption of NIS4 technology and result in third party publications. In September 2020, we entered into a five-year exclusive licensing agreement for NIS4 technology with Labcorp. As part of the agreement, Labcorp will develop and commercialize a blood-based molecular diagnostic test powered by NIS4 technology throughout the U.S. and Canada enabling widespread access to healthcare providers. We expect this agreement with

Labcorp to provide broad clinical availability of a LDT powered by NIS4 technology to specialty and primary care physicians across the U.S. and Canada. Labcorp will leverage its deep experience in commercializing innovative diagnostics to educate providers on NASH and the importance of non-invasive testing. We believe this recent agreement will enable broader test availability to support evidence generation, demonstration of clinical utility, and favorable market access of the test powered by NIS4. We intend to benefit from these advantages to support the next step of the development, clearance, and commercialization of an IVD powered by NIS4 to enable even broader availability of the clinical diagnostic outside of the central lab setting.

Development of an IVD will nevertheless require us to keep gathering clinical data within the framework of trials or observational studies in which NIS4 is currently being evaluated or within the framework of potential additional clinical trials or observational studies to come.

In these trials or observational studies, we will continue to use human samples. Even if we have preferred access to the samples collected during the clinical development of elafibranor in NASH, we may be unable to access a sufficient quantity of samples or samples of a sufficient quality or usability, in which case the continuation of the development of NIS4 could be slowed down or even interrupted. In order to have access to samples, we may be required to enter into partnership agreement with hospitals or key opinion leaders, and we may not be able to enter into these agreements under satisfactory conditions or within the desired timeframes, if at all.

The strength of NIS4 technology initially identified on a relatively limited number of samples could turn out to not be sufficient during potential future validation studies on larger target populations, and notably not display sufficient levels of accuracy, sensitivity or specificity in order to allow for the development of a competitive test for clinical care that would be adopted by the medical community.

Despite the care applied to the development of NIS4 technology, we may not exclude the appearance after the development phase of inherent defects to the product or technology that were undetectable or inconspicuous defects based on the existing technical and scientific knowledge during the development. A failure may occur at any time during one of these clinical developments. The results of earlier clinical trials or studies does not allow predicting future results and NIS4 technology may not obtain favorable results in the clinical studies that we will keep conducting. In particular, these may not allow to reinforce the state of knowledge pertaining to it and to demonstrate its clinical utility nor the medico-economic benefit. It is possible, in particular, that an LDT or IVD powered by NIS4, at the time of its launch on the market for clinical care, will not replace the current tests and medical examinations. In that case, the place of a test powered by NIS4, initially or as a complement or substitute of certain examinations would have to be assessed through additional clinical studies that would allow evaluating its medico-economic benefit often required to obtain reimbursement. The results of these studies may not allow to define for NIS4 a place that answers the needs of clinical practitioners or to demonstrate its favorable economic outcome. With such results, a test powered by NIS4 may not obtain reimbursement, especially in European countries, and see its sales stagnate at a low level, or even not be able to be sold.

Moreover, the data gathered during these trials and studies are subject to different interpretations, and regulatory authorities may not interpret our data as favorably as us or our collaborators, which may delay, limit or prevent the regulatory authorization for the use of an IVD powered by NIS4 as a diagnostic tool for clinical care. Besides, the design of these trials may determine if their results can support the application for market approval and procedural defects of a trial may not be visible before the trial reaches an advanced stage. We or our collaborators may not be able to design and conduct a clinical trial sufficient to support a regulatory market approval of an IVD powered by NIS4 for clinical care, which may have a significant unfavorable impact on our perspectives and activities.

Changes in regulatory requirements or guidelines issued by the regulatory authorities, or unforeseen events occurring during these trials may force us or our collaborators to alter the protocol or impose new requirements within the framework of these trials or studies, which may result in higher costs and delays in the development schedule of NIS4 technology. If delays occurred in the completion of these clinical trials, or if they were terminated, or if additional clinical trials or studies were required besides the planned ones, this would impact the commercial perspectives of an IVD powered by NIS4 and our ability to generate direct or indirect industrial revenue from this product would be delayed.

We intend to develop and market an in-vitro diagnostic or IVD powered by NIS4 as a clinical diagnostic and as such, NIS4 remains a product in development subject to the hazards of diagnostic product development. In addition, there is no assurance that we will be able to receive the necessary regulatory approvals to market an IVD, powered by NIS4 technology or achieve commercialization of this product candidate for our intended market.

We intend to develop an IVD powered by NIS4 to identify patients with NASH and fibrosis who may be eligible for therapeutic interventions in a field where no NASH-specific non-invasive test has been approved nor commercialized for clinical care to date and for which clinical experience is currently limited. Our development approach relies therefore on new methodologies. It is thus possible that, in this context, our clinical trials do not meet a favorable outcome or that, despite a favorable outcome, regulatory authorities evaluate that the results of our clinical trials or those of our collaborators are insufficient to grant market approval for an IVD test using the NIS4 technology for clinical care. Despite the care applied to the development of NIS4, we may not exclude the appearance after the development phase of inherent defects to the product that were undetectable or inconspicuous defects based on the existing technical and scientific knowledge during the development.

In order to be allowed to directly market and sell an IVD powered by NIS4 in the European Union and the United States, the product must achieve CE marking from a qualified Notified Body in Europe and FDA approval/clearance in the United States. Other relevant regulatory requirements must be met to market in other countries.

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

Alternatively, the product may be marketed as a Laboratory Developed Test or LDT, which does not require FDA approval, but requires the laboratory conducting the test to have been certified under the Clinical Laboratory Improvement Amendments of 1988 Act or CLIA and certain state laboratory licenses. Both testing services by Labcorp and Covance are currently conducted within the framework of CLIA, which establishes quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of patient test results wherever the test is conducted. This law has instated an accreditation program for clinical laboratories, which Labcorp and Covance have received.

We currently do not have any IVD approved or cleared test that has been approved for marketing through such a regulatory process and we cannot guarantee that we or potential or future collaborators will ever own marketable IVD tests. We have not submitted any marketing applications for any IVD test, and, in particular, we have not submitted any marketing application for NIS4.

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

Concurrently with evaluating the FDA approval process for our IVD test, we are collecting data to obtain CE Mark and the subsequent market authorization in the key European markets. Like the U.S. approval process, the CE marking process in Europe may be lengthy and expensive, and the exact date of market approval issuance, if received at all, remains hard to predict.

Each regulatory authority may indeed refuse to issue approval, impose its own conditions to such issuance, or require additional data prior to issuance, even when such approval would have been already granted by regulatory authorities in other jurisdictions. Regulatory authorities may also modify their approval policies, particularly by adding new or additional conditions to grant approval. The European Commission, for example, published in 2012 two European regulation proposals in order to replace the currently applicable directives on medical devices. The European Commission indicated at the time that the European regulations may be adopted in 2014 and come into force between 2017 and 2019. Since then, the European Parliament has adopted legislative resolutions on the proposed regulations at first reading on April 2, 2014. The new regulation was unanimously approved by the European Council during its June 2015 session. These modifications mostly require the implementation of a new classification of in-vitro diagnostic medical devices (IVDMD) and the strengthening of requirements regarding the level of detail to be presented about relevance and clinical validation. After its adoption by the European Council on March 7, 2017 and the

European Parliament on April 5, 2017, the new (EU) 2017/746 regulation on in-vitro diagnostic medical devices (IVDMD) came into force on May 25, 2017. The transition period will last 5 years, until 2022, during which medical devices manufacturers will be required to update their technical documentation process.

We or our potential collaborators may therefore be subject to delays in obtaining the approval required to market NIS4 for clinical care, or even not be successful in receiving approval. Such delay or failure may have an unfavorable impact on our ability to market NIS4 and our ability to generate direct or indirect revenue from this activity.

Even after regulatory approval has been granted or declarations of commercialization have been filed with regulatory authorities, IVD tests remains subject to pharmacovigilance monitoring of incidents and risks of incidents related to their use. Even though these are relatively rare with non-invasive products like IVD tests, such incidents may occur and lead regulatory authorities to suspend or even revoke the market authorization of such products. Regulatory authorities may also conclude that procedures put it place by us or our collaborators are insufficient in order to identify and handle incidents, and could suspend commercialization of the products until these procedures are considered sufficient.

Risks Related to the Commercialization of Our Drug Candidates and Diagnostic Test

Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.

The commercial success of elafibranor as a potential treatment for PBC, an LDT or IVD powered by NIS4 or our other drug candidates, if approved or cleared, will depend upon their acceptance among the medical community, including physicians, healthcare payors and patients. Given that there are a limited number of products approved for the treatment of PBC, we do not know the degree to which elafibranor would be accepted as a therapy, if approved.  Additionally, we cannot be assured that an LDT or IVD powered by NIS4 will be accepted by the medical community as a means of identifying patients with NASH or fibrosis who may be appropriate candidates for therapeutic intervention, and even if an LDT or IVD powered by NIS4 is used, a physician may still require additional testing (e.g. liver biopsy) to confirm diagnosis. The degree of market acceptance of elafibranor, an LDT or IVD powered by NIS4 and any of our other drug candidates that may be approved will depend on a number of factors, including:

•

changes in the standard of care or availability of alternative therapies at similar or lower costs for the targeted indications for any of our product candidates, such as competitors’ product candidates for the treatment of PBC or an alternative to liver biopsy for the diagnosis of NASH and fibrosis;

•	limitations in the approved clinical indications or patient populations for our product candidates;
•	demonstrated clinical safety and efficacy compared to other products;
•	limitations or warnings, including boxed warnings, contained in our drug candidates’ FDA- or EMA-approved labeling;
•	in the case of elafibranor, our ability and that of our partner, Terns Pharmaceuticals or of a potential future collaborator to access the PBC market;
•	for an LDT powered by NIS4, the ability of our partner, Labcorp or of a potential future collaborator to access the clinical research or clinical diagnostic market,
•	for an IVD powered by NIS4, our ability to develop, obtain regulatory approval and commercialize an IVD test for clinical care;
•	lack of significant adverse side effects;
•	sales, marketing and distribution support;
•	availability of coverage and adequate reimbursement from managed care plans and other third-party payors;
•	timing of market introduction and perceived effectiveness of competitive products;
•	the degree of cost-effectiveness;
•	availability of alternative therapies or diagnostic solutions at similar or lower cost, including generics and over-the-counter products;

•	the extent to which our product candidates are approved for inclusion on formularies of hospitals and managed care organizations;
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

If we, or our current or future collaborators are unable to establish sales, marketing and distribution capabilities for elafibranor or our other product candidates, we may not be successful in commercializing those product candidates if and when they are approved.

We have no sales, marketing or distribution experience and if we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved. To develop internal sales, distribution and marketing capabilities, we have already begun to invest significant amounts of financial and management resources, and we may continue to do so, even prior to any confirmation that our product candidates will be approved. In particular, if elafibranor obtains marketing authorization in an indication, we may decide to market elafibranor in certain territories by ourselves, and/or market it in other territories in collaboration with one or more pharmaceutical partners and/or specialized local distributors. For example, in June 2019, we entered into a licensing and collaboration agreement with Terns Pharmaceuticals to develop and commercialize elafibranor for the treatment of NASH and PBC in mainland China, Hong Kong, Macau and Taiwan (Greater China). Additionally, in connection with the development of NIS4 technology, we entered into a license agreement with Labcorp to allow them to develop and deploy a test powered by NIS4 in the clinical research space through their subsidiary Covance. In September 2020, we entered into a five-year exclusive licensing agreement for NIS4 technology with Labcorp. As part of the agreement, Labcorp will develop and commercialize a blood-based molecular diagnostic test powered by NIS4™ technology throughout the U.S. and Canada enabling widespread access to healthcare providers. We believe this agreement with Labcorp will provide broad clinical availability of a LDT powered by NIS4 technology to specialty and primary care physicians across the U.S. and Canada.

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

We may enter into licensing arrangements with third parties that we believe will complement or augment our commercialization efforts, particularly with respect to elafibranor and the diagnostic use of NIS4 for clinical care. For example, we have entered into a licensing and collaboration agreement with Terns Pharmaceuticals to develop and commercialize elafibranor for the treatment of NASH and PBC in Greater China and we have entered into a license agreement with Labcorp to allow them to deploy an LDT powered by NIS4 in the clinical research and clinical diagnostics spaces. Any of these relationships may require us to incur costs, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. Our likely collaborators include, in the case of elafibranor, large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies, or, in the case of NIS4, a major global diagnostic company. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of elafibranor or any other product candidate. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

Collaborations involving elafibranor, an LDT or IVD powered by NIS4 or any of our other drug candidates pose the following risks to us:

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

If future collaboration partners fail to develop or effectively commercialize elafibranor, an LDT or IVD powered by NIS4 or any other drug candidate for any of these reasons, such product candidate may not be cleared for sale and our sales of such product candidate, if approved, may be limited, which would have an adverse effect on our operating results and financial condition.

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

Similarly, if an IVD powered by NIS4 is authorized for marketing for clinical care in the United States, the test will be subject to quality system regulation, or QSR, labelling regulations, registration and listing, the Medical Device Reporting regulation which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur and the Reports of Corrections and Removals regulation which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA. The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions and civil penalties; recall or seizure of products; operating restrictions and partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMAs already granted; and criminal prosecution.

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

Our or our collaborators’ ability to obtain an acceptable reimbursement rate for our drugs from third-party payors will be determined in the coming years, in particular at the end of the development of elafibranor in PBC, which is our most advanced drug candidate. We cannot be sure that coverage and reimbursement will be available for any potential product candidate that we or our collaborators may commercialize and, if reimbursement is available, what the level of reimbursement will be. Since few drugs have been commercialized in PBC, we are currently working internally on market access and pricing, but cannot predict the conditions of elafibranor’s future reimbursement. However, because negotiations with the payors are traditionally based on the results (intermediate, or otherwise) of Phase 3 clinical trials, we have only had preliminary discussions with the organizations concerned. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, ACA, is significantly impacting the provision of, and payment for, healthcare. With regard to pharmaceutical products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. Some of the provisions of the ACA have yet to be implemented, and there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA, such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. In addition, the Centers for Medicare & Medicaid Services, or CMS, promulgated regulations to give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made or how the Supreme Court will rule. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the health reform measures of the Biden administration will impact the ACA and our business.

In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 have instituted, among other things, mandatory reductions in Medicare payments to certain providers. However, the Medicare sequester reductions under the Budget Control Act of 2011 will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Legislation is currently pending in Congress that would further extend the suspension through December 31, 2021. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce coverage and/or reimbursement of our product candidates, if approved.

Moreover, recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, at both the federal and state levels in the United States, as well as internationally, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product candidate. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new U.S. presidential administration. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Failures to reimburse an LDT or IVD powered by NIS4, if commercialized for clinical care, or changes in reimbursement rates by third-party payors and variances in reimbursement rates could materially and adversely affect our revenues and could result in significant fluctuations in our revenues.

Our ability or that of a potential future collaborators to commercialize an LDT or IVD powered by NIS4 also will depend in part on the extent to which coverage and adequate reimbursement for this test will be available from third-party payors, such as government health administration authorities, private health insurers and other organizations. Insurance coverage and reimbursement rates for diagnostic tests are uncertain, subject to change and particularly volatile during the early stages of a newly commercialized diagnostic test. It is uncertain as to what extent third-party payors will provide coverage for an LDT or IVD powered by NIS4, if commercialized for clinical care. We will also likely experience volatility in the coverage and reimbursement of LDT or IVD test due to contract negotiation with third-party payors and implementation requirements.

The reimbursement amounts we receive from third-party payors will vary from payor to payor, and, in some cases, the variation is material. Third-party payors have increased their efforts to control the cost, utilization and delivery of healthcare services. These measures have resulted in reduced payment rates and decreased utilization for the diagnostic test industry. From time to time, Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing for tests covered by Medicare is subject to change at any time. Reductions in the reimbursement rate provided by third-party payors may occur in the future. Reductions in the price at which an LDT or IVD powered by NIS4 is reimbursed could have a material adverse effect on our revenues. If we and our potential future collaborators are unable to establish and maintain broad coverage and adequate reimbursement for an LDT or IVD powered by NIS4 or if third-party payors change their coverage or reimbursement policies with respect to the LDT or IVD test, our revenues could be materially and adversely affected.

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

Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, the COVID-19 pandemic or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for elafibranor, an LDT or IVD powered by NIS4 or any of our product candidates that are approved for commercialization in the future. In addition, there have been concerns for the overall stability and suitability of the euro as a single currency given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of Eurozone countries, the withdrawal of one or more member countries from the European Union, or the failure of the euro as a common European currency or an otherwise diminished value of the euro could materially and adversely affect our future product revenue from European sales of our products.

Risks Related to the Dependency on Third Parties

We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units and may not be able to control their work as effectively as if we performed these functions ourselves.

Under our supervision, we outsource substantial portions of our operations to third-party service providers, including preclinical studies and clinical trials, collection and analysis of data and manufacturing of our drug candidates and the realization of certain analyses pertaining to an LDT or IVD powered by NIS4 for use in the clinical research and clinical diagnostics markets. In particular, we subcontract the design and/or conduct of our clinical trials to CROs, as well as the manufacturing of our active ingredients and therapeutic units to CMOs, especially with regard to our Phase 3 ELATIVE trial evaluating elafibranor in PBC.

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

We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an IVD powered by NIS4 for use as a clinical diagnostic including one manufacturer for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices.

We do not intend to manufacture the drug products nor future test kits related to an IVD powered by NIS4 that we plan to sell if the latter is approved for use as a clinical diagnostic. We currently have agreements with a contract manufacturer for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for our preclinical studies and clinical trials that we plan to conduct prior to and after seeking regulatory approval and, if applicable, for the manufacturing of the first commercial lots of the product. We rely on one supplier for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials and, if applicable, for the provision of the first commercial lots. If either of those contract manufacturers should cease to provide services to us for any reason, we likely would experience delays in advancing our clinical trials and, if applicable, for the commercial launch while we identify and qualify one or more replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us.

While we believe that our current inventory and drugs in production at various levels of the production chain are sufficient for our needs on a short-term basis, a failure at both of the storage sites of the therapeutic units used for ongoing ELATIVE Phase 3 study evaluating elafibranor in PBC would be critical.

We are also in the process of qualifying duplicate manufacturing units for our active ingredient and therapeutic units; however, the process has not been completed. For example, we have had to face the temporary closing of one of these units for a duration of 15 days due to a suspected case of COVID-19, even though this unit has indicated to us that this would not affect the provision of future clinical lots. However, in case of failure of these units, we may not be able to enter into additional long-term commercial supply agreements for elafibranor with other third-party manufacturers on terms sufficiently advantageous to us. We do not have agreements for long-term supplies of any of our other product candidates. We currently obtain these supplies and services from our third-party contract manufacturers on a purchase order basis.

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

We have entered, and may in the future enter into, collaboration, licensing or co-marketing agreements with third parties for the development and eventual commercialization of our product candidates and NIS4 diagnostic technology, and may not generate revenues from these agreements.

We have limited experience in product development and marketing and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates including those at an early and preclinical stage, particularly those candidates outside of our main therapeutic areas of interest. In January 2019, we entered into a license agreement with Labcorp to allow them to deploy NIS4 in the clinical research space and in September 2020, we entered into a five-year exclusive licensing agreement for NIS4 technology with Labcorp to develop and commercialize an LDT powered by NIS4 technology for clinical diagnostics. In June 2019, we entered into a collaboration and license agreement with Terns Pharmaceuticals, Inc., or Terns, pursuant to which we granted Terns rights to develop and commercialize elafibranor in Greater China for the treatment of NASH and PBC. Should we seek to collaborate with additional third parties with respect to our development programs, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all.

Any new collaboration may require additional expenditures, increase our short and long term investments, require us to issue new shares and dilute our existing shareholders or disrupt our management team or activities.  With our current agreements, or even if we succeed in securing collaborators for the development and commercialization of our product candidates, we have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates.

These collaborations and licensing agreements pose a number of risks, including:

•	the means and resources used within the framework of these agreements remain, for the most part, at the discretion of the partner;
•	the partner might not fulfill its contractual obligations;
•

the partner might interrupt the development or commercialization or decide to interrupt or not renew the development or commercialization programs due to a change in strategic orientation, a lack of financing or external factors such as an acquisition that would reallocate resources or induce different priorities;

•

the partner might develop, independently or with the assistance of third parties, products, in the case of pharmaceuticals or in-vitro tests, in the case of diagnostic technologies that are in direct or indirect competition with our product candidates or future IVD powered by NIS4 if it believes that it is easier to successfully commercialize competing products under more attractive economic conditions than ours;

•

the partner, as holder of the commercialization and distribution rights on a product candidate or technology for a set time period or a specific territory or territories, might not allocate sufficient resources to these activities;

•

the partner might not protect or defend our intellectual property rights in an appropriate manner or might use exclusive information that belongs to us in a manner resulting in disputes that may compromise or discredit our exclusive information or expose us to potential disputes;

•	the partner might not respect the property rights of third parties, which might expose us to litigation and potentially involve our liability;

•

disputes might arise between us and the partner, which could result in delays or suspension of the commercialization of the product candidate, or legal action or costly procedures that would monopolize resources as well as divert management’s attention;

•	we might lose certain important rights obtained through these partnerships, notably in the case of change of control of our company;
•	the collaboration might be terminated and, in such case, require additional financing to further develop or market the product candidate licensed to it;
•	the partner has access to our discoveries and might use this information to develop future competing products;
•	the collaboration, due to its nature, might have a negative impact on our attractiveness for collaborators or potential acquirers;
•	the collaboration might not result in the development and commercialization of the product candidate(s) in an optimal fashion or never fulfill its objectives; and
•	if the partner were to take part in a merger, the continuity of advancement and the central nature of our commercialization program might be delayed, reduced or suspended by it.

Thus, collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. For example, although we have entered into a license agreement with Labcorp to enable them to develop and commercialize an LDT powered by NIS4 for clinical research and clinical diagnostic purposes, Labcorp is under no obligation to do so and may choose not to further develop and deploy the test. There is no guarantee that our collaboration with Labcorp will result in widespread clinical or commercial use of an LDT powered by NIS4 for clinical care. Similarly, although we have entered into a collaboration and license agreement with Terns for the treatment of NASH and PBC with elafibranor in Greater China, Terns is under no obligation to do so and may choose not to further develop and market elafibranor in either indication or within all relevant territories. There is no guarantee that our partnership with Terns will successfully result in a generalized clinical or commercial use of elafibranor for these indications and in those jurisdictions.

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

If the manufacturing facilities of our third-party manufacturers of drug candidates as well as the central testing laboratories of Labcorp fail to comply with applicable regulations or maintain these approvals, our business will be materially harmed.

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

The deployment of an LDT powered by NIS4 depends on the ability of the central laboratories of our partner Labcorp that conduct the diagnostic test to retain its CLIA certification, which certification sets quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of test results for the patients wherever the testing is conducted. We do not plan on manufacturing the test kits that we plan on marketing and that will be associated with an IVD powered by NIS4 if it were to be approved on the market of routine care; and the manufacturing sites of the contractor that we or our potential collaborators may choose for their production would also be subject to significant authorizations and regulations.

Risks Related to Our Operations

As the result of our multi-year cost cutting program and workforce reduction plan, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.

Our multi-year cost reduction program and workforce reduction program could have a negative impact on the outcome of our research and development programs and our operations. Our limited resources may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. These changes in our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage these changes efficiently, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage our operations.

We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our co-founders, scientific advisers, senior management team, including, in particular, Pascal Prigent, our chief executive officer, Jean-François Mouney, our chairman, and Dean Hum, our chief operating officer. The loss of the services of Messrs. Prigent, Mouney or Hum would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified scientific, management, marketing, technical, and sales executives and personnel, despite our recent workforce reduction plan. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, there is risk of departures or difficulties in hiring qualified personnel following the announcement of disappointing clinical results, such as those we announced in May 2020 regarding our Phase 3 RESOLVE-IT trial and our recent workforce reduction plan. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could harm our operations and our growth prospects.

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

We may be subject to fines or sued for any injury or contamination resulting from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets, and we may also suffer reputational harm. European, French and U.S. federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with health, safety and/or environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. Furthermore, we could face the rejection, suspension or withdrawal of regulatory approval for our drugs candidates or an IVD powered by NIS4 if they had received market approval. In addition, we cannot predict the impact on our business of new or amended health, safety and/or environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

Our growth strategy could include potentially in-licensing rights to drug candidates in clinical development, and in the future, we may acquire companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. If such acquisitions occur in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses or the expected synergies if we are unable to successfully integrate them with our existing operations and company culture.

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

We may experience threats to our data and systems, including malicious codes and viruses, phishing and other cyber-attacks. The number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we outsource more of our information systems to vendors, engage in more electronic transactions with payors and patients, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal information technology systems, those of our collaborators or our third-party contractors, or our consultants’ efforts to implement adequate security and control measures, will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm.

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

We are exposed to a number of regulatory and commercial risks related to the United Kingdom leaving the European Union..

The United Kingdom left the European Union on January 31, 2020, a development commonly known as Brexit. Given the lack of precedent in the history of the European Union, the financial, commercial, regulatory and legal consequences of the withdrawal of the United Kingdom from the European Union are unclear. Brexit is the source of economic and financial uncertainty on a worldwide scale and might notably generate volatility in exchange rate and regulatory changes. Furthermore, following the Brexit vote in the United Kingdom, the European Union has decided to transfer the EMA headquarters from the

United Kingdom to the Netherlands, which has affected the work of the EMA and might delay the granting of market approval for requests submitted for new products to this European authority.

Our clinical trials in the United Kingdom are subject to the requirements of the Medicines and Healthcare products Regulatory Agency or MHRA and the regulations of the EMA. For example, we plan to open new investigation sites in the United Kingdom for our ELATIVE Phase 3 trial evaluating elafibranor in PBC and potentially other clinical trials. In that context, we may not be certain that these trials will not be affected if the UK and the EU are not able to come to an organized withdrawal agreement. Furthermore, if we or our potential future collaborators obtain market approval within the European Union, this market approval may not allow us to commercially market our product candidates in the United Kingdom and we or our potential future collaborators may not be in a position to obtain the required approval from the British regulatory authority. If we or our potential collaborators need to obtain additional approvals in the United Kingdom, we will have to bear additional costs which could be considerable.

The outbreak of the novel coronavirus disease, COVID-19, has adversely impacted and could continue to adversely impact our business, including our preclinical studies and clinical trials.

In December 2019, a novel strain of coronavirus disease, SARS-CoV-2, identified as COVID-19, was identified in Wuhan, China. This virus has since spread globally, including throughout the United States, across Europe and in France, where we are headquartered, and in countries where we have planned or ongoing clinical trials, or where our important subcontractors – for clinical research and manufacturing of our API and drug product for elafibranor are located. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities have been closed and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.

Strict confinement measures have been taken by the governments in the majority of countries where there has been a COVID-19 outbreak. Although as of the date of this Annual Report, some confinement measures have been lifted in some countries, there is no guarantee that governments will not take additional measures in the event there is a new outbreak of the disease or variants thereof in certain regions.

In response to the spread of COVID-19, in 2020, we made several changes to our operations, including:

•	putting all of our Phase 1 clinical trials on hold;
•	suspending the initiation of combination studies;
•	temporarily suspending our planned Phase 3 study of elafibranor in PBC;
•	suspending enrollment of patients in our pharmacokinetic/pharmacodynamics trial of elafibranor in pediatric patients with NASH and in our Phase 2 clinical trial assessing liver fat;
•

enacting remote working for certain of our employees, including most of our general administrative and finance personnel, and applying social distancing and other safety measures for employees who continue to work at our offices and in the laboratories; and

•	strictly limiting business travel to that which is considered absolutely critical to our operations.

As of the date of this Annual Report, the COVID-19 pandemic continues to impact operations. Furthermore, several of the aforementioned trials were terminated due to our decision to terminate all development of elafibranor in NASH.  However, as the result of measures implemented in consultation with our CRO, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ homes, to ensure the safety of participants in the ELATIVE study, the ELATIVE Phase 3 clinical trial of elafibranor in PBC was able to enroll its first patient in September 2020. Although we had initially estimated that enrollment in the ELATIVE study would take 12 months, we believe that, as a result of the current situation, enrollment will take approximately 18 months.  With regards to use of NIS4 in the context of NASH clinical trials, testing of clinical samples by Covance, a subsidiary of Labcorp, has continued but at a slower pace than originally expected.  The COVID-19 pandemic has also impacted the timing of Labcorp’s commercial launch of an LDT powered by NIS4 in the clinical care space in the United States and may potentially impact net sales in 2021.  More generally, we have observed that the COVID-19 pandemic has diverted our collaborators’ resources towards the prevention, diagnosis and treatment of COVID-19 patients, to the detriment of other activities, including our programs.

As a result of the COVID-19 pandemic, we have experienced and may continue to experience disruptions, some of which could severely impact our business, preclinical studies and clinical trials, including:

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

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, clinical trials and financial situation will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, variations in the virus, the duration of the outbreak, travel restrictions and social distancing in France, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken around the world to contain and treat the disease, including the vaccination efforts currently underway in some countries. In addition, the world economy has been strongly impacted by the epidemic and many economists, governments and business leaders predict a severe impact on gross world product. We cannot predict the extent of the impact of this epidemic on the financial markets or on our stock price and as a result, on our ability to obtain additional funding if we should seek to raise additional funding.

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

For example, on May 15, 2019, Nashpharm, a French company, brought before the Paris High Court (Tribunal de Grande Instance de Paris) an action for a declaration of invalidity against the French part of European patent EP 2 504 005 related to the use of the drug candidate elafibranor. This action is under review by the pre-trial judge. No court date has been set. A negative decision on this patent could have a significant negative impact on us.

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

Even if we have or obtain patents covering our product candidates or compositions, we may still be prevented from making, using, selling, offering for sale, or importing our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. These filings could materially affect our ability or that of current or future collaborators to develop our product candidates or sell our products if they are approved. Because patent applications can take many years to issue and are not published for a period of time after filing, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or technologies, the defendant could counterclaim that the patent covering one of our product candidates or technologies is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability of an asserted patent or patents are common. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review and/or inter partes review and equivalent proceedings in foreign jurisdictions, such as, opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Similarly, we may initiate proceedings before the Patent Trial and Appeal Board, or PTAB, of the USPTO, such as post grant review, or PGR, derivation, or inter partes review, against patents granted to third parties. For example, NTZ, which is being evaluated as an anti-fibrotic in an investigator-initiated Phase 2 clinical trial, has been commercialized by Romark Laboratories (Romark) for use as an anti-parasitic drug. We have a number of granted U.S. patents covering the use of NTZ as an anti-fibrotic in certain organs, including in the liver for the treatment of liver fibrosis consecutive to NASH. Romark has obtained a reissued U.S. patent which claims the use of NTZ in liver fibrosis. This delays us from obtaining issued patents with similar claims in the U.S. and prompts additional proceedings in the USPTO against such patent or against other third party applications or patents or consider the need or benefit of entering into a license agreement with such third party or parties in order to exploit such patent alone or together with Romark or such other third party or parties. In the event that we do not prevail or the settlement terms with the adverse party are unfavorable, or we are unable to reach an agreement on terms sufficiently favorable to us, our ability to market our product candidates may be affected or delayed. The outcome following legal assertions of invalidity and unenforceability in the PTAB or the federal courts is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

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

If we fail to obtain and maintain patent protection and trade secret protection for our product candidates, we could lose our competitive advantage and the competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

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

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could, in certain circumstances, be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims may also be made that we have misappropriated the confidential information or trade secrets of third parties, which could have a similar negative impact on our business.

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

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to clearly address the resolution of intellectual property rights that may arise from collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time-consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. For example, in 2020 we received an anonymous whistleblower allegation that CymaBay Therapeutics, Inc. (“CymaBay”) had improperly acquired and disclosed the protocol synopsis (“Protocol”) for our Phase 3 ELATIVE™ clinical trial of elafibranor in PBC.  We subsequently filed a Complaint on January 15, 2021 against CymaBay in the U.S. District Court for the Northern District of California alleging that CymaBay, among other things, violated the U.S. federal Defend Trade Secrets Act and the California Uniform Trade Secrets Act when it misappropriated the Protocol.  On the same day that we filed the Complaint, we sought a temporary restraining order (“TRO”) against CymaBay, and on March 12, 2021 the Court granted the TRO (which has since been converted into a preliminary injunction).  While the ultimate outcome of the litigation remains uncertain, the Court found, in relevant part, that we are likely to succeed on the merits of our trade secret claims. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, and no such claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively.

Risks Related to Legal and Other Compliance Matters

We are subject to transparency, ethics and healthcare laws and regulations that may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers and others in the healthcare and pharmaceutical sector will play a primary role in the clinical development and potential regulatory approval of our product candidates and their recommendation and prescription, if approved. Our arrangements with them and third party payors as well as our activities expose us to broadly applicable federal and state fraud and abuse and other healthcare laws, which may restrict these arrangements and relations through which we research and develop our products, and if approved, we or our current or future collaborators will market and distribute them. These laws may thus impact, among other things, our research, development, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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

•

U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalties laws impose penalties, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates and covered subcontractors that perform functions or activities that involve HIPAA Protected Health Information on their behalf, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians (defined to include doctors, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members.  Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioner, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives;

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

•

the Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts. The FCPA presents particular challenges for the pharmaceutical industry since, in many countries, hospitals are managed by the government, and their physicians and other employees are considered foreign public agents. As such, some payments to hospitals related to clinical trials and other work have been regarded as irregular payments to foreign agents and lead to enforcement action on the basis of the FCPA; and.

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

We may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to covered subcontractors and business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

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

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical and diagnostic products that are intended to be tested and evaluated on humans in an initial phase, then commercialized. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability or that of our current or future collaborators could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic or diagnostic products tested and unexpected side effects resulting from the administration of these products.

Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our collaborators, licensees, service providers and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products, which may harm our reputation. Patients may not follow warnings identifying potential known side effects, including some patients who should not be using our drug candidates.

We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials and at levels granted by insurers to biopharmaceutical companies like us. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, insurance coverage has become more and more expensive, and in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or for sufficient amounts to otherwise protect against potential product or other legal or administrative liability claims by us or our current or potential collaborators. A successful liability claim against our products may lower the value of our stock, and if the decision awards damages that exceed our insurance coverage, might reduce our available funds and have an unfavorable effect on our activities. It could notably prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval. Product liability claims could also harm our reputation, which may adversely affect our ability to commercialize our products successfully.

Risks Related to our Financial Position and Capital Needs

Currently, we have no products approved for commercial sale, and to date we have not generated any significant recurring revenue from product sales. As a result, our ability to reduce our losses, reach profitability and rebuild our shareholders equity on our own is unproven, and we may never achieve or sustain profitability.

We have never generated profits from product sales and we do not expect to be profitable in the foreseeable future. The disappointing results of our RESOLVE-IT trial make profitability even less likely in the foreseeable future. We have incurred net losses over the last years, including a net loss of €101.2 million for the year ended December 31, 2020. Our revenue and other income in 2020 resulted principally from tax credits, including research tax credits, in France.  Historically, we have also received funding from co-research alliances with other pharmaceutical companies, although we do not currently have any such alliances in place. The only material revenue that we have recorded in the recent past is the upfront payment in 2019 upon signature of our collaboration and license agreement with Terns Pharmaceuticals.

We are exposed to foreign exchange risk as a growing portion of our operations are denominated in US dollars, and as a result, following our March 2019 IPO on the Nasdaq Global Select Market, we chose not to convert the dollar-denominated gross proceeds into euros. We do not currently have significant recurring revenues in euros, dollars or other currencies, and as a result, we expect to face an increase in our exposure to exchange rate risk.

We have devoted substantially all of our resources to our research and development efforts relating to our drug candidates and NIS4 diagnostic program, providing general and administrative support for our operations, protecting our intellectual property and engaging in activities to prepare for the potential commercialization of our drug candidates and an LDT or IVD powered by NIS4. With the exception of the upfront payment under the collaboration and licensing agreement with Terns Pharmaceuticals and revenues from our agreement with Labcorp, we have not yet generated any direct or indirect profit from the sale of our products or technologies as we do not yet have any products approved for sale.

We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for elafibranor in PBC and an IVD powered by NIS4. We could also continue to have significant expenses related to the preparation for commercialization of our products, and additional infrastructure and personnel in the United States, Europe and other territories to support our product development and commercialization efforts and operations as a public company in both France and the United States. We anticipate that any such losses could be significant for the next several years as we continue the development of elafibranor and its potential commercialization, in certain indications.

In addition, despite our decision in July 2020 to discontinue our RESOLVE-IT trial in NASH, we continue to have expenses for the closing of this trial.

As of December 31, 2020, our losses recognized in our unconsolidated financial statements exceeded the amount of our equity, resulting in negative equity in the amount of €23.6 million. As a result, and in accordance with Article L.225-248 of the French Commercial Code, we must submit to the upcoming general meeting a resolution to decide to continue our activities. If this resolution is approved, we must nevertheless, by December 31, 2023, have reconstituted (in the unconsolidated financial statements) positive shareholders' equity at least equal to half of the share capital, otherwise any interested party could sue to dissolve the Company. As indicated above, we will likely continue to generate losses during this period and the reconstitution of shareholders' equity can therefore only take place through capital increases, strategic alliances or new licensing or co-marketing agreements generating significant income or any other transaction which allows for recapitalization.

Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and an LDT or IVD powered by NIS4 for clinical care.

Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor and an LDT or IVD powered by NIS4 for clinical care. We may not be successful in our efforts to obtain such approval and to commercialize our products.

Obtaining marketing approval will require us or our current or future collaborators to be successful in a range of challenging activities, including:

•	obtaining positive results in our clinical trials;
•	regulatory bodies determining that clinical data are sufficient, without further clinical data, to support an application for approval, whether or not conditional or accelerated;
•	obtaining approval to market elafibranor;
•	obtaining positive results in our formal validation studies required to commercialize a test powered by NIS4 for clinical care;
•	expanding our manufacturing of commercial supply for elafibranor;
•	establishing sales, marketing and distribution capabilities to effectively market and sell elafibranor and an LDT or IVD powered by NIS4 in the United States, Europe and in other territories;
•	market acceptance by patients and the medical community of elafibranor;
•	market acceptance by patients and the medical community of an LDT or IVD powered by NIS4 as a diagnostic complement to liver biopsy for clinical care;
•	negotiating and securing coverage and adequate reimbursement from third-party payors for elafibranor and an LDT or IVD powered by NIS4; and
•

expanding our contract manufacturing for the commercial supply of elafibranor and the manufacturing under license of the diagnostic kit accompanying the potential commercialization of an IVD powered by NIS4 for clinical care.

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

NASH is currently an under-diagnosed disease, and we believe that an LDT or IVD powered by NIS4 will facilitate the identification of patients with NASH and fibrosis who may be eligible for therapeutic intervention. If an LDT or IVD powered by NIS4 does not obtain marketing authorization or is able to be commercialized, we, or our collaborators, may not be able to generate sufficient test volume to generate significant revenues.

If elafibranor, an LDT or IVD powered by NIS4 or any of our other product candidates fails in clinical trials or do not gain regulatory approval, or do not achieve market acceptance, we may never become profitable. Our net losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with pharmaceutical and diagnostic product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

We will require substantial additional funding to develop and commercialize our products, if approved, which may not be available to us, in particular given our current financial situation, or to our current or future collaborators on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.

We are currently advancing elafibranor through clinical development in PBC and other drug candidates through clinical or preclinical development. Additionally, we are also planning formal validation studies of an IVD powered by NIS4 in preparation for submitting the test for marketing authorization for clinical care. Developing pharmaceutical and diagnostic products, including conducting preclinical studies and clinical trials, along with obtaining necessary validation, is expensive.

Subject to obtaining regulatory approval of any of our drug candidates or an IVD powered by NIS4, we or our current or future collaborators expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate incurring significant expenses in connection with our planned commercialization of an IVD powered by NIS4, along with an increase in our product development, scientific, commercial and administrative personnel and expansion of our facilities and infrastructure in the United States, France and other countries. We also expect to incur additional costs associated with operating as a public company in the United States and further plan on expanding our operations in the United States, Europe and in other territories. This risk is particularly heightened due to our current financial situation. We will continue to require substantial additional capital in connection with our continuing operations, including continuing our clinical development and pre-commercialization activities. Because successful development of our drug candidates and diagnostic program is uncertain, we are unable to estimate the actual funds required to complete the research and development and commercialization of our products under development.

Our stock price may never reach a price at which certain bondholders will deem conversion economically viable, in which case we would need to repay the nominal amount at maturity in October 2025. The terms of our convertible bonds require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders.

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

On January 29, 2021, we amended the terms and conditions of these bonds - mainly we extended the maturity by an additional three years, from October 16, 2022 to October 16, 2025, and increased the conversion ratio from one (1) share per bond to 5.5 shares for one bond, i.e., an implicit conversion price of €5.38 per share instead of €29.60. In addition, we carried out a partial repurchase resulting in €94.3 million nominal amount of bonds remaining outstanding on January 29, 2021 (compared to €180 million nominal amount initially). Between this date and the date of this Annual Report, 1,252,159 additional bonds have been converted and the outstanding nominal amount is therefore €57.2 million.

As of the date of this Annual Report, our stock price remains below €5.38. Even if many bonds have already been converted, it is possible that if our stock price does not reach a price at which the bondholders will deem conversion economically viable, we will be required to repay the nominal amount at maturity in October 2025.

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

We have carried out a specific review of our liquidity risk and consider that we will be able to meet our maturities for the next 12 months. As of December 31, 2020, the Group has €172.49 million in cash, cash equivalents and other financial assets (as of December 31, 2019: €278.47 million). In view of these amounts as of December 31, 2020, and in light of the renegotiation of the convertible bonds in January 2021, including the extension of their maturity, we do not consider that we are exposed to a short-term liquidity risk. In particular, we believe that the amount of cash, cash equivalents and current financial instruments is sufficient to ensure our financing, in view of its projects and current obligations, over the next twelve months.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the French Research Tax Credit, or CIR (Crédit d'Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and was €7.9 million for the year ended December 31, 2020. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Risks Related to Ownership of Our Ordinary Shares and ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

The market price of our equity securities is particularly volatile and may decline regardless of our operating performance.

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
•

lawsuits threatened or filed against us, including securities litigation, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

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

We are currently the subject of a securities class action litigation and may become subject to additional litigation, which could harm our business and financial condition.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. We may have actions brought against us by shareholders relating to past transactions, changes in our stock price or other matters. For example, in May 2020, following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the RESOLVE-IT trial, a purported shareholder class action complaint was filed in state court in the Commonwealth of Massachusetts, naming us, our board of directors and certain members of our senior management as defendants, alleging that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws.  In October 2020, the  plaintiff voluntarily dismissed the Commonwealth of Massachusetts action, but in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In March 2021, we and the other defendants filed a motion to dismiss before the state court of New York and intend to vigorously defend this action. However, this and future actions could give rise to substantial damages, and thereby have a material adverse effect on our financial position, liquidity, or results of operations. Even if this action is not resolved against us, the uncertainty and expense associated with shareholder actions could harm our business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to business operations. The defense of lawsuits could also result in diversion of our management's time and attention away from business operations, which could harm our business.

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

As of April13, 2021, we had 45,775,250 ordinary shares issued and outstanding. Sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our ordinary shares and ADSs are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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

Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, U.S. federal tax legislation enacted in 2017 informally titled the Tax Cuts and Jobs Act or the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service, or IRS, and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, we believe that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2020. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

As a public company, we must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that our management assesses the effectiveness of our internal control over financial reporting beginning with this Annual Report.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. To comply with this obligation, we must maintain an extensive framework of internal control over financial reporting, that we need to regularly update and test. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be through December 31, 2024. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to us as a public company listed in the United States.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, our independent registered public accounting firm identified a control deficiency in our internal control over financial reporting. The material weakness was remediated and in the audit of our financial statements for the years ended December 31, 2019 and 2020, no material weakness were identified.

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

Our actual capital expenditures for the years ended December 31, 2018, 2019 and 2020 amounted to €3.0 million, €2.1 million and €0.9 million, respectively. These capital expenditures primarily consisted of IT and scientific equipment, and office fixtures. We expect our capital expenditures to remain significant as we continue our research and development efforts and advance the clinical development of elafibranor, as well as our NIS4 technology and our other drug candidates, in the United States, Europe and elsewhere. We anticipate our capital expenditures in 2021 to be financed from our existing cash and cash equivalents and/or new bank loans as well as the financing opportunities offered by the French government in the context of the COVID-19 pandemic. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

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

Overview

We are a late-stage clinical biopharmaceutical company dedicated to the discovery and development of innovative drug candidates and diagnostic solutions targeting metabolic and liver-related diseases where there is considerable unmet medical need. We are a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning two decades. Since 2016, we have been evaluating our most advanced drug candidate, elafibranor, in a pivotal Phase 3 clinical trial as a potential treatment for nonalcoholic steatohepatitis, or NASH (the RESOLVE-IT trial). On May 11, 2020, we published the topline data from the interim analysis. Elafibranor did not demonstrate a statistically significant effect on the primary endpoint, which is NASH resolution without worsening of fibrosis, nor did it achieve the key secondary endpoints. These results led us, after a detailed review of the whole dataset, to initiate the trial termination process for RESOLVE-IT at the end of July 2020, and in September 2020 the termination process for several related trials, including our study in pediatric NASH and our Phase 2 trial on liver fat. Similarly, and for the same reasons, we have decided to discontinue our combination program with elafibranor in NASH.

Following our decision to terminate all development of elafibranor in NASH and to focus our efforts on our two main strategic priorities (development of elafibranor in PBC and development of NIS4 technology for the diagnosis of NASH and fibrosis), we rationalized our pre-clinical research efforts, which led us to continue only those strictly necessary for the purposes of these two priorities. As a result, we decided to discontinue any investment in our TGFTX1 pre-clinical development program and to terminate pre-clinical work related to our development program of combinations with elafibranor in NASH.

Elafibranor is currently being evaluated as a potential treatment for primary biliary cholangitis, or PBC. PBC is an autoimmune disease unrelated to the metabolic origins of NASH and is independent from our evaluation of elafibranor in NASH.

PBC is a chronic, progressive liver disease that leads to inflammation and scarring of the small bile ducts in the liver. Although a relatively rare disease mainly affecting women, PBC can develop into cirrhosis and other serious liver complications. There is currently no cure for PBC, and the two drugs approved for the treatment of PBC are limited by drug intolerance, inadequate patient response and/or safety issues. Based on our clinical data, we believe elafibranor’s unique mechanism of action can provide benefits for patients with PBC without significant side effects, such as the serious liver injury or death and pruritus that have been associated with approved PBC treatments.

Positive results from our Phase 2 clinical trial of elafibranor in PBC, which were presented in April 2019 at the International Liver Congress 2019 organized by EASL (European Association for the Study of the Liver), formed a strong rationale to launch in 2020 the ELATIVE Phase 3 trial for the evaluation of elafibranor in this indication. Both doses of elafibranor met the primary endpoint of our Phase 2 clinical trial, as well as the composite endpoint used for registration of the second line treatment. We also observed a beneficial trend on pruritus – a major symptom of PBC – but this remains to be confirmed in the ongoing ELATIVE Phase 3 trial. In 2019, elafibranor received breakthrough therapy designation from the FDA for the treatment of PBC, and orphan drug designation from both FDA and EMA. The first patient first visit in the ELATIVE trial took place on September 24, 2020 and top-line results of the ELATIVE Phase 3 trial are expected at the beginning of 2023.

The development and commercialization rights in elafibranor for the treatment of both NASH and PBC in Greater China have been granted to Terns Pharmaceuticals through a strategic and license collaboration agreement which we signed in June 2019.

A key differentiator of our growth strategy is our NASH non-invasive biomarker-based diagnostic program based on four biomarkers to identify patients with NASH who may be appropriate candidates for drug therapy.

In January 2019, we entered into a first license agreement with Labcorp to allow Labcorp to develop and commercialize NIS4 in the clinical research space through their drug development subsidiary, Covance. Since then, Covance has made significant progress in the deployment of NIS4 in several clinical trials conducted by leading players in the pharmaceutical industry, although, due to the COVID-19 pandemic, this may have been slowed down due to the delays in the relevant clinical trials.

Moreover, in September 2020, we signed a new and five-year exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada. Unlike IVD tests, which are subject to the same regulations as medical devices and require prior FDA approval before being placed on the market, an LDT does not require such FDA approval but does require that the laboratory performing the test has been certified according to the CLIA standard (which certification our partner Labcorp has obtained). Finally, we continue to explore the possibility of obtaining regulatory approval to commercialize an IVD test powered by NIS4 technology in the United States and European markets.

Our scientific and clinical expertise, translational disease-driven approach and strong bioinformatics capabilities have allowed us to build a scientific platform through which we discover and develop our drug candidates and diagnostic tools.

We are also conducting pre-clinical research, notably on NTZ.

NTZ was identified through a phenotypical screening approach combine with the use of a compound database including drugs approved by the FDA. Following this profiling, we believe that NTZ could be repositioned for the treatment of liver fibrosis. In December 2018, a trial was launched at the initiative of Dr. Stephen Harrison, a clinical investigator working with our Company, in order to assess the safety and efficacy of NTZ for patients with NASH-induced stage 2 or 3 fibrosis. The results of this trial are expected in the first half of 2021.

Several other pre-clinical investigations are ongoing in other indications with NTZ, and this program may evolve during the year 2021.

The following table summarizes our drug candidate and diagnostic development pipeline.

Our company was co-founded in 1999 by Jean-François Mouney, now Chairman of the Board of Directors. Our shares have been listed on the Euronext Paris under the symbol “GNFT” since 2006, and we became a dual-listed company in March 2019 after a global offering and U.S. IPO on the Nasdaq Global Select Market, raising gross proceeds totaling $155 million. Our American Depositary Shares, or ADS, are listed on the Nasdaq Global Select Market under the symbol “GNFT”. We are led by an executive team and board of directors with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions. As a consequence of refocusing our efforts on our two main strategic priorities, and following an extensive cost-savings program, including an employment protection plan (plan de sauvegarde de l’emploi) in France, our headcount is approximately 125 employees at our offices in Lille and Paris, France and Cambridge, Massachusetts. The chair of our scientific advisory board, Bart Staels, is the other co-founder of our company and a world-renowned expert in nuclear receptors. Our scientific advisory board is comprised of internationally recognized key opinion leaders in the field of metabolic and inflammatory diseases, with a particular focus on the liver and gastroenterology. We believe the expertise of our leadership and the strength of our relationships within the academic and clinical communities are critical to our ability to execute on our mission as we progress our development pipeline.

A note about the evolving COVID-19 pandemic and its potential consequences on our business

The unprecedented spread of COVID-19 – characterized as a pandemic by the World Health Organization on March 11, 2020 – is impacting the global health and business ecosystem, Genfit included. During this evolving crisis, our priorities continue to be to ensure the safety and well-being of our employees, of the patients and healthcare professionals involved in our clinical trials, as well as the integrity of our ongoing clinical trials. We remain committed to ensuring business continuity and have been monitoring the situation closely. In light of our priorities and in accordance with the recently issued guidance documents of the FDA and the EMA, we have worked with our contract research organizations, trial sites and investigators to critically reassess all our existing programs. On March 31, 2020, we announced a series of measures, and have updated our shareholders about the estimated impact on our programs.

As of the date of this Annual Report, and as the result of measures implemented in consultation with the clinical research organization, the ELATIVE Phase 3 clinical trial of elafibranor in PBC was able to enroll its first patient in September 2020. Although we had initially estimated that enrollment in the ELATIVE study would take 12 months, we believe that, as a result of the current situation, enrollment will take approximately 18 months. With regards to use of NIS4 in the context of NASH clinical trials, testing of clinical samples by Covance, a subsidiary of Labcorp, has continued but at a slower pace than originally expected.  The COVID-19 pandemic has also impacted the timing of Labcorp’s commercial launch of an LDT powered by NIS4 in the clinical care space in the United States and may potentially impact net sales in 2021. More generally, we have observed that the COVID-19 pandemic has diverted our partners’ resources towards the prevention, diagnosis and treatment of COVID-19 patients, to the detriment of other activities, including our programs. While the situation is expected to subside over time, it is still unclear at the time of publication of this Annual Report how long it will last. Therefore, corporate guidance provided in this document may be subject to further adjustments which, by nature, cannot be precisely anticipated. See also Item 3.D Risk Factors – “The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.”

Our Strengths

We believe the following strengths will allow us to successfully continue our activities in drug and diagnostic research and development for metabolic and liver-related diseases:

•	Phase 3 clinical trial ELATIVE in PBC: a priority program with significant potential

Robust Phase 2 data

Positive results from our Phase 2 clinical trial evaluating elafibranor in PBC – published in the Journal of Hepatology in early 2021 and detailed in section “Our Drug Candidates and Diagnostic Development Programs - Elafibranor for the Potential Treatment of PBC”– form a strong rationale for further evaluation of elafibranor in a Phase 3 clinical trial.

Phase 3 launched, and targeted market with double-digit growth in 2020

Our Phase 3 clinical trial entered its recruitment phase in September 2020, which means we could, if the trial is successful early 2023 and we receive regulatory approval, provide patients with high unmet medical needs despite existing therapies (UDCA or ursodeoxycholic acid as first line treatment and Ocaliva as second line treatment) with a new therapeutic option. If these results are positive, elafibranor could become the first alternative to Ocaliva on a market estimated to $1 billion in 2025.

IQVIA, a recognized leader in research and consulting services for the pharmaceutical industry, was commissioned by GENFIT to conduct three comprehensive market research studies evaluating the potential market opportunity, should elafibranor be granted regulatory approval as a second line treatment for PBC. It is estimated that elafibranor could – if approved, and thanks to its efficacy, safety and tolerability profile – achieve $515 million in peak year revenue, as second line treatment for patients with PBC who cannot benefit from the first line therapy.

A clear regulatory pathway and an accessible commercial roll-out

There is a clear reference point in PBC in terms of regulatory approval criteria since Ocaliva was approved in this indication in 2016. The placebo response rate in this disease is much more predictable than in other liver diseases. The population to be treated is well defined since the therapeutic approach is a second line treatment, and these patients are easily identified. The price payers are currently willing to pay for the drug is known and is significantly higher than what may have been considered for NASH. A commercial launch in an orphan and specialty pharma indication like PBC typically consumes less resources than that of a mass market launch.

Low competitive intensity

The competitive landscape, detailed in section “Competition” in this Item 4.D., is characterized by a limited number of competitors, which is an additional advantage for elafibranor.

•	NIS4 program in NASH Diagnostics: achievements and potential to create value

A simple solution already used by KOLs

Our NIS4 technology is designed to identify patients with “at-risk” NASH, i.e., those with NASH and fibrosis, and who therefore may be appropriate candidates for drug intervention. We believe that broad adoption of a blood-based diagnostic test – if validated and authorized for marketing as an IVD or LDT – could help to address the unmet need of under-diagnosed NASH. An LTD or IVD test using our NIS4 technology has the potential to also allow stronger engagement of non-liver specialists such as diabetologists, endocrinologists and primary care physicians in the identification and clinical management of patients with “at risk” NASH. Its use in the clinical research field since 2019 has allowed many KOLs to work and get acquainted with the technology through clinical trials.

Scientific results published in The Lancet

In August 2020, data related to NIS4 published in The Lancet Gastroenterology and Hepatology showcased the robust and consistent performance of NIS4 to identify at-risk NASH, and the improved performance of NIS4 relative to other technologies including commonly used liver fibrosis tests. We believe blood-based diagnostic tests powered by NIS4 technology will play a critical role in the diagnosis and management of patients with NASH. Hence, we believe non-invasive testing will continue to gain importance within healthcare systems given the capability to identify those who may require more aggressive medical intervention with a simple blood draw while maintaining high diagnostic accuracy.

A commercial launch planned for the first half of 2021 targeting an unmet medical need faced by millions of patients

We signed an exclusive licensing agreement  in September 2020 with Labcorp, leading global life sciences company that is focused on advancing health and guiding patient care decisions.

As part of the agreement, we anticipate that Labcorp will begin commercialization of or make available a blood-based molecular diagnostic test called NASHnext powered by NIS4 technology throughout the U.S. and Canada enabling widespread access to a large number of healthcare providers including specialty and primary care physicians. Labcorp will leverage its deep experience in commercializing innovative diagnostics to educate providers on NASH and the importance of non-invasive testing.

As a recognized global leader the diagnostics industry, Labcorp has deep experience in the commercial launch of diagnostic tests. Although the market’s growth is tightly linked to the availability of the indication-specific therapies, primary market research conducted by Genfit showed that there is already high unmet medical need despite independent to NASH drug development. These findings from the primary market research are an indicator that clinicians need better non-invasive tools today in order to help stratify the millions of patients with metabolic risk factors including diabetes, prediabetes, obesity or excess weight that may have or are suspected to have “at-risk” NASH. In doing so, patients with oversight from their physician have the potential to make strides towards controlling progression of their disease with the appropriate therapeutic strategy tailored for their needs which may include a combination of future therapeutics, participation in intense lifestyle interventional programs, and long term changes to their nutrition and level of physical activity.

Towards an independent subsidiary

We are exploring the opportunity to establish a dedicated subsidiary for the development of these activities, which should facilitate partnerships in the future.

•	A pioneer in the liver-related diseases field

Our early move into the liver diseases area gave us the opportunity to develop in-depth regulatory expertise, as well as significant commercial knowledge following the extensive research work carried out with payers and future prescribers. Our network and connections with key experts have grown over time, which we believe represents a major asset. Our long-standing position and the experience acquired over the years could make of GENFIT a valuable partner for any pharmaceutical company willing to develop an ambitious plan, regardless of its development stage and targeted therapeutic area: from the identification of early drug candidates to the design of robust and well-informed commercial strategies, and including the set-up and optimization of relevant regulatory pathways. Practically, we play an active role within The Liver Forum, an international institution bringing together the most prominent stakeholders in the field: representatives from the major regulatory agencies, KOLs, learned societies, or industry leaders. We have also developed strong relationships with most prominent patient associations within our field: Global Liver Institute (GLI), American Liver Foundation, PBC Foundation, etc.

•	An experienced team with industry leaders

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

•	R&D expertise

R&D at the heart of our strategy

Our mission is to develop therapeutic and diagnostic solutions to make them available to patients, we have therefore put together an extended technical platform in our therapeutic areas of expertise, and have established tight collaborations with experts from the academic field or companies specializing in areas that complement our own expertise.

Our R&D relies on clinical expertise in our therapeutic areas, on a strong knowledge of diseases, precision science in gene and biological mechanisms regulation. Our technical platform allows us to validate new therapeutic targets, to work on preclinical models that can bring proof of the therapeutic significance of a new product, with the establishment of tests and screening cascades, identification of original compounds targeting new mechanisms of action, and the generation of series of small molecules designed to induce specific biological responses.

We also have the necessary experience to coordinate and manage regulatory preclinical trials and production of active ingredients and finished products all along the drug development path. The robust expertise we have built in these areas allow us to ensure, at each step of the process, the optimized transmission of our know-how to our specialized partners.

In particular in the nuclear receptor field

Nuclear receptors are a class of therapeutic targets with a strong potential. Nuclear receptors are intracellular receptors that regulate a number of key biological functions, including inflammation, oxidative stress, and lipid and glucose metabolism, as well as the proliferation and differentiation of certain cell types. Disruption in the normal function of nuclear receptors can lead to certain metabolic diseases, including dyslipidemia and diabetes, inflammatory diseases, and even certain cancers.

Researchers and industry have actively investigated nuclear receptors for their therapeutic potential in certain diseases for many years. For example, it is estimated that up to 15% of all approved therapies exert all, or part of, their effects through nuclear receptors (e.g., estrogens, glucocorticoids, androgens, vitamin D, and fibrates).

As a world-leading expert in nuclear receptor pharmacology, GENFIT is focused on development of next-generation therapies which modulate nuclear receptor physiology.

Our Strategy

Our goal is to become a world leader in the development and commercialization of innovative therapies and diagnostics in metabolic and liver-related diseases.

•	A new strategy announced in September 2020

In July 2020, following the detailed review of the full RESOLVE-IT interim efficacy dataset we determined that the investment needed to continue the trial was not justified, as it was unlikely to provide results that would be sufficient to support elafibranor for registration in NASH in the United States and Europe.

We announced our new corporate strategy, focused on two programs with high unmet medical needs that we believe, represent significant market opportunities with a promising risk profile:

-	The first program is the pursuit of elafibranor’s development as second line treatment for PBC, with a Phase 3 clinical trial (ELATIVE™) currently recruiting since September 2020;
-	The second program aims to develop NIS4 technology’s potential in NASH diagnostics and broaden the range of our solutions and services to complement our existing pipeline.

The development of both of these priority programs is accompanied by a cash burn control plan aiming to reach an annual cash burn of €45 million in 2022, corresponding to a reduction of more than 50% in two years. In parallel, we decided to reduce the amount of our convertible debt (issued in 2017 for a nominal amount of €180 million) and amend its terms to release the financial constraint that was inhibiting our capacity to operate and therefore our development. Our convertible debt was reduced to a nominal amount of €94 million following Shareholders and the Bondholders’ Meetings approval in January 2021, and then to a nominal amount of approximately €57 million at April 13, 2021 following subsequent conversions by some bondholders. The convertible debt maturity was also extended to October 2025, compared to 2022 prior to the renegotiation.

The new operational priorities that derive from this new corporate strategy are as follow:

•	Announce top-line data from our Phase 3 clinical trial in Q12023 at the latest

Ocaliva, commercialized by Intercept, is currently the only available second line treatment after the prescription of ursodeoxycholic acid (UDCA) as a first line treatment, for the treatment of adult patients with PBC who have had inadequate response to or who are intolerant to UDCA. This market amounted to more than $300 million in 2020, with a double digit growth in 2020. According to estimates from IQVIA, a recognized leader in research and consulting services for the pharmaceutical industry, from a report we commissioned, the total PBC market for second line treatments is estimated to reach $1 billion annually in 2025, by which time we hope to have launched elafibranor in this indication, assuming positive results from the ELATIVE phase 3 trial and provided we obtain regulatory approval. The commercial opportunity is therefore significant in this indication, especially so since the competitive pressure has been described as low, with Ocaliva being the only second line treatment currently approved. The Phase 3 clinical trial for a third molecule developed by another company was stopped prematurely following a safety concern but the sponsor for this clinical trial has announced in late March 2021 that a new Phase 3 trial was ongoing.

Elafibranor demonstrated promising results in a Phase 2 clinical trial evaluating its efficacy and safety in this indication. These data were published in February 2021 in the Journal of Hepatology. Following 12 weeks of treatment, elafibranor’s efficacy on the composite endpoints was significantly superior to what was historically sufficient to obtain regulatory approval. Furthermore, a positive trend on pruritus– that will need to be confirmed in the Phase 3 trial ELATIVETM – was observed on this major symptom of PBC. If confirmed, this trend could reinforce elafibranor’s differentiated potential in this indication. Finally, the abundance of data derived from the RESOLVE-IT trial and the total duration of exposure to the product – which amounts to thousands of patient-years for elafibranor – have shown a favorable safety profile. The topline data for the Phase 3 trial are expected early 2023.

•	Progress our diagnostic program in NASH and expand beyond blood-based diagnostics into digital products and solutions.

Identification of NASH patients remains a major challenge.  These patients are, for the most, part asymptomatic, and those who do have NASH do not necessarily and systematically require treatment. With “at-risk” NASH, it is important to identify those patients who should receive differential care and may be eligible for future NASH therapeutics. Today, the clinical reference to diagnose NASH and stage fibrosis is a liver biopsy, which is an invasive and costly procedure that may be associated with procedural complications.

A non-invasive and scalable diagnostic solution optimized for use in NASH remains a high unmet need. And since the goal is to determine which patients may have “at-risk” NASH due to the increased risk of all-cause mortality and liver-related morbidity in this population, we have concentrated our program on identifying this population of patients with a NAFLD activity score (or NAS score) of at least 4, and a fibrosis stage of at least 2.

Given our extensive knowledge of NASH and insights generated through clinical research programs and market research, we aim to develop innovative digital products and solutions to help identify, evaluate, and monitor patients with NASH. This strategy is based on years of effort in deep-learning and artificial intelligence originally applied to complex scientific and clinical problems. For example, in 2018 at The International Liver Congress in Paris, France, we presented data from a deep-learning algorithm that could accurately identify cell histology patterns consistent with lobular inflammation and hepatocellular ballooning - markers of disease activity that are essential to establishing the diagnosis and severity of NASH. We believe this underlying core competency can be leveraged to generate new products, services, and solutions in the NASH space.

We reached two major milestones for the NIS4™ program in 2020:

Publication in The Lancet (Gastroenterology & Hepatology) of data describing the derivation and validation of NIS4™: these data showcased the robust and consistent performance of NIS4 to identify at-risk NASH. NIS4 also provided consistent results in critical sub-populations (e.g. diabetic vs. non-diabetic, men vs. women) as compared to other non-invasive tests evaluated in the same individuals. This publication has been a key for the technology need since it demonstrated that NIS4 technology is a potentially scalable and easily integrates into existing care pathways that addresses both aspects of NASH simultaneously (NAS and fibrosis), therefore helping the identification and clinical care of patients.

Signature of an exclusive licensing agreement with Labcorp, paving the way for the potential commercialization of a new diagnostic test powered by our technology NIS4™: this agreement should allow for a large-scale commercial launch of our technology, where its use had remained limited until now to clinical research players. By doing so, NIS4™ technology should become accessible, in late April 2021, to millions of individuals who are at risk of developing severe complications related to the late stages of NASH.

Plans for an independent entity dedicated to developing the potential of our diagnostic program in NASH: Future synergies between GENFIT’s priority programs are limited given that one consists in developing a drug to treat a rare disease (PBC) and the other aims at developing diagnostic technologies or solution in liver disease such as NASH. Economic models, target patient population, potential partners, clients, strategies, financing needs and regulatory environments are very different. For these reasons, we have launched plans for a subsidiary dedicated to the diagnostic program, to ensure a more independent steering and a more autonomous growth for the NASH diagnostics activity. This entity would focus on the development of solutions to aid in the identification, evaluation and monitoring of patients with NASH and other diseases. The new organization should facilitate the implementation of future partnerships for NIS4™, but also for other solutions. Its main activity would initially be focused on diagnostics but could well dive into new areas capitalizing on experience and knowledge accumulated over the years, and on its network.

•	Develop our drug-candidates pipeline through organic and external opportunities

This strategic component is materialized with two parallel workstreams:

Research and Development: this first axis aims at promoting the research conducted on internally developed assets. As an example, we are moving forward with our NTZ repositioning program.

Business Development: this second axis consists in identifying high potential external assets, that we think present a strong potential, with the highest probability of success, and which, according to us, could create value for the company, without the need for a significant cash consumption.

•	Implement a cost-saving plan: to reduce cash burn to €45 million in 2022

In order to implement its new corporate strategy, we initiated a cost-saving plan aiming to reduce our workforce and its cash burn.

We completed the workforce reduction plan, which reduced the headcount from over 200 mid-May 2020, to less than 125 early 2021. This job preservation plan was executed in accordance with our Works council and reflects the termination of programs and activities announced in September 2020.

We are also working to reduce operational expenses and eliminate non-essential expenses, which is currently ongoing. Our goal is to reduce by half our cash burn by 2022 compared to the cash burn before the RESOLVE-IT data readout. The objective is to go from a cash burn of approximately €110 million annually to €45 million in 2022. 2021 is expected to be a transitional year in terms of operating cash burn. Our goal is to reduce our cash burn to approximately €75 million (excluding cash required for the partial buyback of our OCEANEs for a gross amount of €47.48 million as part of the convertible debt renegotiation), mainly due to expenses related to the termination of the RESOLVE-IT trial and to costs associated with the workforce reduction plan and the renegotiation of our bond debt.

Our Drug Candidates and Diagnostic Development Programs

Elafibranor for the Potential Treatment of PBC

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

The initial symptoms of PBC are general fatigue and pruritus, which is itchy skin; other potentially associated symptoms include dry eyes, dry mouth and jaundice. However, approximately 60% of patients are asymptomatic when the disease is diagnosed. PBC is diagnosed based on blood tests revealing the presence of anti-mitochondrial antibodies, or AMAs, and high levels of the liver enzyme ALP (alkaline phosphatase). Cirrhosis is not generally advanced at the time of PBC diagnosis.

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

Limitations of Current Treatment Options

There is currently no cure for PBC, although there are medications that work to slow its progression. For many years, ursodeoxycholic acid, or UDCA, was the only drug approved by the FDA for the treatment of PBC. UDCA is a naturally occurring bile acid that is normally produced in the liver by healthy cells. UDCA, administered orally, is designed to help move bile through the liver and into the intestines. Although UDCA is effective in more than 50% of patients, up to 40% of patients do not respond or respond poorly to treatment and an additional 5-10% of patients are unable to tolerate the drug.

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

Our Solution: Elafibranor for the Potential Treatment of PBC

We believe that elafibranor has the potential to offer a therapeutic solution that can be effective in treating PBC while also maintaining a favorable tolerability profile and lack of demonstrated safety concerns.

Targeting PPAR receptors has shown multiple beneficial activities, including the reduction of bile acid synthesis, improved detoxification of bile in the bile duct and anti-inflammatory activity. In third-party clinical trials, drugs targeting PPAR receptors resulted in a significant decrease in serum alkaline phosphatase (ALP) and improved biochemical profiles and pruritus in PBC patients. Patients with PBC often have elevated ALP, and studies have shown a correlation between elevated ALP levels and increased risk of adverse patient outcomes. We have observed elafibranor’s effect in lowering ALP levels in our Phase 2 clinical trial in PBC.

Our Clinical Program for Elafibranor in the Treatment of PBC

Phase 3 ELATIVE trial

Positive results from our Phase 2 clinical trial of elafibranor in PBC, which were presented in April 2019 at the International Liver Congress 2019 organized by EASL (European Association for the Study of the Liver), formed a strong rationale to launch the ELATIVE Phase 3 trial for the evaluation of elafibranor in this indication.

ELATIVE is an international Phase 3 double-blind randomized placebo-controlled study with an open-label LTE evaluating the efficacy and safety of 80 mg elafibranor once daily versus placebo in patients with PBC and inadequate response or intolerance to UDCA. In the double-blind period, patients will be randomized in a 2:1 ratio to receive 80 mg elafibranor (n=100) or placebo (n=50) once daily

After the double-blind period, all patients will receive elafibranor at 80 mg per day for five years at most during the LTE.

The primary endpoint is the response to treatment at week 52 defined as defined by biochemical parameters: ALP < 1.67 x ULN and total bilirubin ≤ ULN and ALP decrease ≥ 15%. Secondary endpoints include response to treatment based on ALP normalization at week 52 and change in pruritus from baseline through week 52 on PBC Worst Itch NRS score.

Due to the COVID-19 pandemic, we announced in March 2020 a delay in the initiation of the ELATIVE trial.  In September 2020, we announced the first patient first visit in the ELATIVE trial.  Appropriate measures have been implemented, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ homes, to ensure the safety of participants in the study. Enrollment is continuing, and new clinical research centers have been opened. We expect top-line results of the ELATIVE Phase 3 trial at the beginning of 2023.

In addition to the pivotal phase 3 trial that will be used to support and seek regulatory approval, the program will also include a confirmatory study based on hard clinical endpoints.

Phase 2

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

•	changes in patients’ risk scores as measured by several PBC risk scoring systems (Paris I and II, Toronto I and II and UK-PBC);
•	change from baseline in pruritus, as measured by a 5-D itch scale and visual analogue scale; and
•	change from baseline in quality of life, as measured by PBC-40, a patient-derived questionnaire.

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

Elafibranor also achieved high statistical significance on the composite endpoint of ALP and bilirubin, with response defined as (1) ALP less than 1.67 times the upper limit of normal, or ULN, (2) total bilirubin within normal limits and (3) a reduction of ALP of more than 15%. The elafibranor 80 mg and 120 mg treatment groups achieved mean response rates of 67% (p=0.001) and 79% (p<0.001), respectively, as compared to 6.7% in the placebo group. This composite endpoint was the primary endpoint in the Phase 3 clinical trial of Ocaliva that led to its FDA marketing approval. In a three-month Phase 2 clinical trial of Ocaliva, treatment with Ocaliva 10 mg resulted in a mean response rate of 23%, compared to a placebo response rate of 10%, on this composite endpoint.

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

Elafibranor treatment did not induce or exacerbate pruritus. In contrast, a favorable trend was evidenced by a reduction of the virtual analogue scale or VAS score in patients that reported pruritus (VAS ≥0 mm) at baseline.  A similar trend was observed in the pruritus domain of the PBC-40 QoL questionnaire with a median change from baseline of -25% and -21% in the 80 mg and 120 mg group, compared to placebo, which remained unchanged. This apparent improvement in pruritus is particularly impressive considering that it was observed in this trial of a duration of 3-months. Considering the burden that pruritus has on the quality of life in a significant proportion of patients with PBC, it will be important to confirm the benefit that elafibranor may have in the phase 3 study, which will be of longer duration.

Treatment with elafibranor was generally well tolerated, with a similar number of patients experiencing adverse events in the drug treatment and placebo arms of the trial, with the most common adverse events being of a gastrointestinal nature and of mild or moderate intensity, and included nausea, fatigue and headache. Two patients experienced serious adverse events, of which only one was considered as possibly drug-related. The latter patient suffered from two preexisting auto-immune diseases (PBC and myasthenia gravis) and during the trial presented with a third auto-immune disease (auto-immune hepatitis, or AIH). This diagnosis was made in a patient with poly-auto-immune diseases, and AIH consecutive to PBC or AIH-PBC overlap syndrome are not uncommon, occurring in up to 2.5% and 14% of PBC patients, respectively. While this factor and/or other concomitant medications could be considered as confounding factors, a causal relationship to study drug could not be excluded. The other patient experienced a serious adverse event or SAE deemed unrelated to treatment with elafibranor and withdrew from the trial after only one daily dose.

In April 2019, the FDA granted elafibranor Breakthrough Therapy Designation, based on the Phase 2 data, for treatment of PBC in adults with inadequate response to UDCA and in July 2019, both the FDA and EMA granted elafibranor Orphan Drug Designation in PBC.

NIS4 Technology to Power the Identification of Patients with NASH and Fibrosis

As part of our strategy to address unmet needs in NASH, we have advanced a diagnostic program based on the identification of specific biomarkers that are expressed at different levels in patients with NASH and significant fibrosis (F≥2) as compared to patients with less severe disease. This discovery kicked off a multi-year effort that has resulted in the development of NIS4, a blood-based molecular technology for the identification of patients with NASH (NAS≥4) and significant fibrosis (F≥2), also referred to as “at-risk” NASH, who are at higher risk of disease progression and may be appropriate candidates for therapeutic intervention. In January 2019, we entered into a license agreement with Labcorp to allow them to develop, market, and sell a test powered by NIS4 in the clinical research space. In September 2020, we signed a five-year exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada.

Today’s Challenges in Diagnosing NASH

NASH, the most severe form of NAFLD, is characterized by the presence of hepatocyte ballooning and inflammation. NASH can progress silently towards cirrhosis, precluding the opportunity for clinicians to diagnose and intervene therapeutically prior to the development of severe liver complications, and constitutes a growing cause of cirrhosis, liver failure, and hepatocellular carcinoma globally.  Furthermore, NASH is projected to become the leading cause of liver transplantation in the United States—it already is the primary cause among women and the secondary cause overall. Given this clinical scenario, there is a pressing need to identify patients at higher risk of disease progression, who could be considered for therapeutic intervention with existing options or potentially promising agents currently in late-stage clinical development obtain regulatory approval is obtained.

The main histological determinants of the risk for long-term severe liver outcomes are NASH activity and fibrosis stage (F). NASH activity is assessed by the NAFLD activity score (NAS), a composite index derived from the sum of the scores for macrovesicular steatosis, hepatocellular injury (i.e., ballooning), and lobular inflammation. In a study with paired liver biopsies, steatohepatitis was associated with liver-related outcomes, and a higher NAS at baseline was associated with a high probability of fibrosis stage increase after ≥1 year, suggesting an association between increased NASH activity and fibrosis progression. Furthermore, a Phase 2b clinical trial in NASH demonstrated higher rates of spontaneous disease regression in both treated and untreated patients with milder NASH severity (NAS=3) compared with patients with higher activity (NAS ≥4) at baseline. Additionally, multiple studies have shown that fibrosis stage reflects the extent of disease progression toward cirrhosis—in particular, that F ≥2 (significant fibrosis) increases the risk of liver-related clinical outcomes. Given that the overall disease state is described by the combination of NASH activity and fibrosis stage, this is the rationale for inclusion of patients with NASH, a NAS ≥4 and a F ≥2 (referred to as “at-risk NASH”) in pharmacological intervention clinical trials.

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

Currently, there are few non-invasive diagnostics specifically designed to identify at-risk NASH. Existing tests used in a NAFLD or NASH clinical context can be generally characterized as either repurposed or not optimized for the identification of this condition. Multiple algorithm or imaging-based tests used today (e.g., Fibrosis-4 [FIB-4] score, aspartate aminotransferase [AST]-to- Platelet Ratio Index [APRI], Enhanced Liver Fibrosis [ELF] score, vibration-controlled transient elastography ([VCTE] also known as FibroScan) were originally designed for use in mixed liver aetiologies (e.g., hepatitis C virus, hepatitis B virus), and have since been repurposed for use in NAFLD or NASH. Limitations associated with many of these tests have been reported, including performance (area under the receiver operating characteristics curve [AUROC] <0∙80) for the identification of NASH or fibrosis stage ≥2, or both, in individuals with type 2 diabetes. Additionally, several NAFLD-focused or NASH-focused tests (e.g., body-mass index [BMI], AST/alanine aminotransferase [ALT] ratio and diabetes [BARD] score, and NAFLD Fibrosis Sore [NFS]) were developed to identify advanced liver fibrosis (i.e., fibrosis stage ≥3), and might therefore not be optimized for the identification of at-risk NASH. Even widely used imaging-based techniques for liver disease management, such as VCTE, have been shown to be influenced by a number of clinical features, including the presence of type 2 diabetes, dyslipidaemia, elevated waist circumference, elevated AST concentrations, and elevated systolic blood pressure at the time of examination. Limitations or confounders of non-invasive tests are of importance to clinicians to help them assess the right NASH diagnostic tests to use in their patients. We aimed to develop and validate a blood-based diagnostic multivariate index test that is specifically designed to rule in and rule out at-risk NASH.

The treatment of NASH being a pressing public health challenge, there is a large unmet need for a widely available, non-invasive tool to identify patients with at-risk NASH as an alternative to liver biopsy. The availability of such a test would help address the under diagnosis of NASH by supporting physicians in identifying patients with at-risk NASH, who are at higher risk for clinical outcomes and would be eligible for therapeutic intervention. We believe a test powered by our NIS4 technology, if validated and approved for marketing, may directly address this clinical gap.

Circulating Biomarkers and miRNA

Biomarkers are characteristics of the body that are objectively measured and have the potential to correlate to a specific biological state or disease condition. Circulating biomarkers are biological molecules, such as proteins, DNA or RNA, found in body fluids such as cerebrospinal fluid, blood or urine that modulate with disease. A single circulating biomarker or a panel of markers has the potential to be used to not only identify but also monitor the progression, regression, or stability of disease.

microRNAs or miRNA represent an emerging class of small non-coding RNA whose principal function is the regulation of the expression of target genes by acting on the stability and the translation of their messenger RNA, or mRNA. miRNAs play an essential role in many cell functions, such as development, proliferation, differentiation, cell-cycle arrest and apoptosis, or cell death. Multiple studies have shown a close association between circulating levels of miRNA and the development and progression of several cancers and have highlighted an important role for miRNAs in the regulation of human liver development and pathophysiology. Because miRNAs are released from cells in response to stress, they can be detected in most biological fluids, including blood.

Our Solution: NIS4 Technology Comprising Our Proprietary Biomarker Algorithm

Aware of the challenges associated with diagnosing at-risk NASH, we initiated a research program to combine our technical expertise in informatics, machine learning and molecular biology with access to our extensive NASH clinical biobank, including cohorts from our GOLDEN-505 and RESOLVE-IT clinical trials, in addition to cohorts from academic partnerships, to pursue the discovery of novel biomarkers that may hold the key in developing novel diagnostic tests or technologies in NASH. In 2015, we reached a key milestone with the discovery that two miRNA biomarkers, miR-200a and miR-34a-5p, that were expressed at higher levels in patients with at-risk NASH as compared to patients with less severe disease..

Since then, we have further refined our science which has uncovered four unique biomarkers that we believe provide the best overall diagnostic performance to identify patients with at-risk NASH. Our lead technology, NIS4, integrates the outputs of four independent NASH-associated biomarkers  [alpha-2-macroglobulin, YKL-40, hemoglobin A1c, and miR-34a-5p] through an algorithm to produce a single score that can be utilized to rule in and rule out at-risk NASH, while minimizing the number of indeterminate test results. We intend to market an IVD-powered by NIS4 technology, if it receives FDA/CE marketing authorization, as a standalone diagnostic with the potential to enable a non-invasive, accessible and validated alternative to the liver biopsy to benefit patients, improve overall clinical care and greatly reduce barriers to entry for innovative therapies.

Development and validation of NIS4 technology

Blood samples, clinical data, and liver biopsy results from three independent cohorts with suspected NAFLD were used to develop and validate the NIS4 non-invasive blood-based diagnostic technology. Derivation was done in the discovery cohort, which comprised 239 prospectively recruited patients with biopsy-confirmed NASH (NAFLD NAS ≥3; fibrosis stage 0‒3) from the international GOLDEN-505 phase 2b clinical trial. The overall diagnostic performance of NIS4 was externally validated in two independent cohorts: RESOLVE-IT diag and Angers. The RESOLVE-IT diag cohort comprised the first 475 patients screened for potential inclusion into the randomized, double-blind, placebo-controlled, multicenter, international RESOLVE-IT phase 3 clinical trial. ANGERS was a retrospective cohort of 227 prospectively recruited patients with suspected NAFLD and clinical risk factors for NASH or fibrosis stage 2 or more according to abnormal elastography results or abnormal liver biochemistry. Clinical cutoffs were established within the discovery cohort to optimize both rule out and rule in clinical performance while minimizing indeterminate results. NIS4 was validated in the RESOLVE-IT diag cohort (AUROC 0∙83, 95% CI 0∙79‒0∙86) and the Angers cohort (AUROC 0∙76, 0∙69‒0∙82). The diagnostic performance of NIS4 within the external validation cohorts was not influenced by age, sex, BMI, or aminotransferase concentrations.

In the pooled validation cohort, NIS4 significantly outperformed other non-invasive NASH or fibrosis diagnostics, including FIB-4, NFS, ELF, APRI, and BARD for the identification of “at-risk” NASH (all p<0∙010, figure below). The overall performance of NIS4 and VCTE was not statistically different. In addition, although NIS4 was not developed to specifically identify the subpopulation of “at-risk” NASH with fibrosis stage ≥3, performance was significantly better than FIB-4, NFS, BARD and APRI (all p<0∙05), with performance not significantly different to VCTE and ELF.

Subpopulation analyses were done in the pooled validation cohort to assess the overall performance of NIS4 compared with other diagnostics among specific subpopulations of clinical relevance in NASH (figure below). The overall diagnostic performance of NIS4 was the highest across non-invasive tests evaluated, and was neither dependent on (i.e., included as variables in the NIS4 algorithm) nor statistically affected by patient age within the range studied, sex, BMI, or transaminase concentrations. The clinical performance of NFS was significantly better in patients 55 years or older than in those younger than 55 years (AUROC 0∙69 vs 0∙59; p=0∙013), whereas FIB-4 showed higher performance in females than in males (0∙75 vs 0∙67; p=0∙039). Similarly, APRI showed higher performance in females than in males (0∙79 vs 0∙68; p=0∙0040). ELF however showed higher performance in patients with a BMI of 30 kg/m2 or less than in those with a BMI of more than 30 kg/m2 (0∙84 vs 0∙74; p= 0∙029), and in females than in males (0∙81 vs 0∙71; p= 0∙019). BARD showed consistent results across the categories explored, and VCTE— although not significant—had directionally higher performance in patients without type 2 diabetes than in those with type 2 diabetes (AUROC 0∙80 vs 0∙65; p= 0∙056).

We believe that an LDT or IVD powered by NIS4 technology can provide an effective way to noninvasively rule in or rule out at-risk NASH in patients with metabolic risk factors and suspected disease. Use of an LDT or IVD powered by NIS4 in clinical trials or in the clinic has the potential to greatly reduce unnecessary liver biopsies in patients with lower risk of disease progression, achieve straightforward integration into clinical care pathways, and be more cost-effective, accessible, and acceptable for patients than liver biopsy. In doing so, an LDT or IVD powered by NIS4 could also help improve the accuracy of NASH diagnosis in patients with suspected disease, and help healthcare providers identify those most in need of therapeutic intervention.

In August, we announced that pivotal data describing the derivation and validation of NIS4 technology has been accepted for publication by The Lancet Gastroenterology & Hepatology. This published study details NIS4 algorithm development and clinical validation against the liver biopsy reference standard in two independent populations comprised of data from over 700 patients. In addition to the high overall performance in identifying patients with at-risk NASH, NIS4 technology also provided consistent results in critical sub-populations (i.e. diabetic vs. non-diabetic, men vs. women) as compared to other non-invasive tests evaluated in the same individuals.

In November 2020, we announced that data relating to the NIS4 technology and the final results of the RESOLVE-IT Phase 3 clinical trial could be consulted on five posters in the context of the Liver Meeting Digital Experience, the annual conference of the American Association for the Study of Liver Diseases, which was held virtually on 13, 14 and 15 November 2020.

Regulatory and Commercial Strategy

We began communications with the FDA in 2017 to discuss potential regulatory pathways for an IVD powered by NIS4 technology. Based on these discussions, we will be using blood samples and liver biopsy results from non-treated patients enrolled in our clinical trials conducted to date in order to provide support for the potential validation of our test. By calculating NIS4 from a patient’s blood sample, and then comparing the test score to that patient’s liver biopsy result, we can assess whether an IVD powered byNIS4 is accurate in diagnosing patients with at-risk NASH, who are at higher risk of disease progression and may be considered for therapeutic intervention. We are conducting physician, payer, and patient primary market research to best understand clinical performance goals that would meet the needs of the evolving NASH marketplace. Based on these insights, we will finalize the analytical and clinical study designs, which are required prior to initiating formal validation studies for both the

FDA and Notified Body submissions. We continue to explore the possibility of obtaining regulatory approval to release an IVD powered by NIS4 technology on the US and European markets.

In January 2019, we entered into a license agreement with Labcorp, a global life sciences leader specializing in health improvement and patient treatment decision support, to enable them to further develop and deploy NIS4 in the context of clinical research. We believe this agreement will provide expanded access to, and further validation of an LDT powered by NIS4. Initially, we will enable Labcorp through its subsidiary Covance to market and sell an LDT powered by NIS4 test in the context of clinical research studies. Covance will process samples and provide test results to clinical trial sponsors. Covance is permitted and accredited, and will be responsible for submitting any validation that may be required under applicable state and federal laws. I

In September 2020 we and Labcorp announced the signature of a five-year exclusive license agreement for our NIS4 technology, which seeks to enable easier identification of patients with at-risk NASH. Under the license agreement, Labcorp will commercialize a blood-based molecular test based on NIS4 technology in the United States and Canada, thereby making it more widely accessible to health professionals.

The partnership with Labcorp aims to make this LDT powered by NIS4 available to a large number of specialist and generalist physicians in the United States and Canada. Labcorp will use its vast experience in the commercialization of innovative diagnostic tools to make health professionals more aware of NASH and non-invasive ways of diagnosing NASH.

Other Programs

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

Despite the COVID-19 pandemic and due to the implementation of appropriate measures by the clinical investigator leading the study, the recruitment of patients in the clinical trial evaluating NTZ in NASH-induced liver fibrosis continued throughout the year. The results of this trial are expected in the first quarter of 2021.

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

The mice in this study were divided into five groups—a group of four mice that received a “normal” diet as the control group, a group of 12 mice that received the NASH-inducing CDAA/c diet alone, a group of 8 mice that received the CDAA/c diet plus NTZ at a dose of  100 mg/kg/day, a group of 8 mice that received the CDAA/c diet plus elafibranor at a dose of 1 mg/kg/day, and a group of 7 mice that received the CDAA/c diet plus NTZ at a dose of 100 mg/kg/day and a dose of elafibranor at a dose of 1 mg/kg/day. After 12 weeks, we measured fibrosis by percentage of surface area on a slide of liver tissue that was fibrotic. The cohort that received NTZ 100 mg/kg/day showed a statistically significant reduction in liver fibrosis of 27% (ranging from -4% to 53%), the cohort that received elafibranor 1 mg/kg/day had their liver fibrosis reduced by an average of 36% (p<0.001) (ranging from 18% to 47%) as compared to placebo. The cohort that received both drugs had their liver fibrosis reduced by an average of 52% (p<0.001) (ranging from 25% to 63%) as compared to placebo. Fibrosis decrease that was observed in the group that received the combination was statistically superior as compared to the mice that received single drugs.

In parallel, samples from the combination study were used to search for mechanistic explanation of the superior effect of elafibranor /NTZ combination on fibrosis. We have found that elafibranor and NTZ induce complementary and non-redundant signaling pathways that attenuate oxidative damage in the liver. In this respect, elafibranor activates the overexpression of several antioxidant genes, such as SOD1/2, CAT and GPX, whereas NTZ activates the expression of the genes that facilitate the disposal of 4-HNE, the end product of lipid peroxidation, which can directly activate fibrotic actions in stellate cells. These results were presented at the 54th International Liver Congress in Vienna and at the Annual Liver Meeting of the American Association for the Study of Liver Diseases (AASLD) in 2019.

Other preclinical investigations

Several other preclinical investigations are ongoing. As of the date of this Annual Report, we have not published the compounds involved and potential indications while we wait for the results of ongoing tests.

Our Clinical Program for Elafibranor in the Potential Treatment of NASH

RESOLVE-IT—Pivotal Phase 3 Clinical Trial in NASH

In May 2020, we announced the topline results of the interim analysis of the RESOLVE-IT Phase 3 clinical trial evaluating the efficacy of the daily administration of elafibranor 120 mg in adults with NASH.

The RESOLVE-IT Phase 3 clinical trial evaluated the effect of elafibranor compared to placebo in 1,070 patients (ITT population) with biopsy proven NASH as defined by NAFLD activity score (NAS) greater than or equal to 4, fibrosis stage 2 or 3. Patients were randomized 2:1 to receive elafibranor 120mg or placebo once daily, with a follow-up liver biopsy at week 72 to evaluate histologic endpoints (resolution of NASH without worsening of fibrosis or fibrosis improvement of at least one stage).

Resolution of NASH is defined by a ballooning score of 0 and an inflammation score of 0 or 1, and the non-worsening of fibrosis corresponds to a fibrosis score that does not increase.

The trial did not meet the predefined primary endpoint of NASH resolution without worsening of fibrosis in the ITT population. In the ITT population, 19.2% of patients who received elafibranor (N=138) achieved NASH resolution without worsening of fibrosis compared to 14.7% of patients in the placebo arm (N=52) (p=0.07).

On the key secondary endpoint of fibrosis improvement of at least one stage, 24.5% of patients who received elafibranor (N=176) achieved fibrosis improvement of at least one stage compared to 22.4% (N=79) in the placebo arm (p=0.445).

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

Safety and tolerability results

Elafibranor was generally well tolerated over the 72 weeks of exposure, which is consistent with previously conducted studies and with previous DSMB conclusions from their ongoing review of RESOLVE-IT safety data.  The safety, including histological assessment, and tolerability profile of elafibranor continues to be supportive of ongoing clinical investigation which is encouraging for the ongoing Phase 3 trial evaluating elafibranor in PBC (see below).

While the topline results do not support an application for accelerated approval of elafibranor for registration in NASH by the FDA under Subpart H or conditional approval by the EMA, we announced in May 2020 our intention to review in detail the full dataset and conduct additional analyses in order to understand why the placebo response rate was higher than what was expected before making a decision regarding the future of the RESOLVE-IT trial.

On July 22, 2020, following the detailed review of the full RESOLVE-IT interim efficacy dataset, we determined that the investment needed to continue the trial was not justified, as it was unlikely to provide results that would be sufficient to support elafibranor for registration in NASH in the United States and Europe. We also indicated that we are now focusing our efforts on developing our two major programs: elafibranor development in PBC, and the commercial growth of NIS4 technology, for NASH diagnostics.

Pediatric NASH, Phase 2 Trial Addressing Liver Fat and Therapeutic Combination Program with elafibranor in NASH

Due to the COVID-19 pandemic, the Company had announced in late March 2020 that:

-	enrollment of patients in the PK/PD trial in pediatric patients with NASH as well as the Phase 2 study addressing liver fat had been put on hold; and
-	the initiation of the Phase 2 combination study in NASH with elafibranor had been put on hold.

In September 2020 and following its decision to terminate all development of elafibranor in NASH, due to lack of efficacy, but not due to safety, we decided to initiate the termination process of the PK/PD trial in pediatric NASH, as well as the Phase 2 study on hepatic lipid composition.

Considering that clinical trials in the NASH space involve a large number of patients, are long and very expensive, as well as the fact that the regulatory and competitive landscape in this therapeutic area is in constant evolution, we have considered that the cost in relation to the probability of success was too high to continue development of elafibranor in NASH.

Other Phase 1 trials

We also announced in March 2020, in the context of the COVID-19 pandemic, that all ongoing or upcoming phase 1 trials – which included pharmacokinetic, food effect and bioequivalence studies – had been put on hold. Following the decision to terminate the RESOLVE-IT study, most of these studies were prematurely terminated as it was determined that we had sufficient sample sizes to complete the analyses, the only exception being the bioequivalence section of the bioequivalence and food effect study, which was continued and the results of which are necessary to support a potential elafibranor NDA submission, assuming favorable data from the ongoing pivotal Phase 3 trial in patients with PBC.

Partnering with Terns Pharmaceuticals in NASH and PBC

In June 2019, we announced the signing of a licensing and collaboration agreement with Terns Pharmaceuticals, a global biopharmaceutical company based in the U.S. and China with a focus on developing novel and combination therapies to treat liver disease.  Under the agreement, Terns has been granted the exclusive rights to develop, register and commercialize elafibranor in Greater China (mainland China, Hong Kong, Macau, and Taiwan), for the treatment of NASH and PBC.

Under the terms of the license agreement, GENFIT has received an initial payment of $35 million from Terns and may receive up to $193 million in additional payments upon completion of clinical, regulatory and commercial milestones. At commercial launch of elafibranor in Greater China, GENFIT may perceive mid-teen percentage royalties from Terns based on the sales in this territory. As part of the agreement, GENFIT and Terns will also undertake joint R&D projects in liver disease.

The preparation of the inception of clinical trials with elafibranor in PBC in China is underway, and its timeline will be determined by the resolution of the Covid-19 crisis and discussions with regulatory authorities.

This agreement will remain in force until the later of either a 10-year period after the first sale of a licensed product in the territory or the expiration of the last patent concerning such a licensed product in the relevant territory (determined on a per-territory basis). For more information, see Item 10.C – Collaboration and License Agreement with Terns Pharmaceuticals, Inc.

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

PBC treatment

UDCA was approved by the FDA to treat PBC in 1997 and remained the only approved treatment for PBC until 2016, when Ocaliva was approved by the FDA and EMA for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA. Although approved as a second-line treatment, Ocaliva is the subject of continued safety concerns (with respect to pruritus and serious liver injury or death, leading to the FDA issuing a Black Box Warning in 2018).

If approved, elafibranor would compete with these drugs already approved for the treatment of PBC.

The other molecule that could become a direct competitor of elafibranor is seladelpar, developed by the American company CymaBay, which announced at the end of March 2021 that it had commenced recruitment for its new Phase 3 (RESPONSE) trial.

We know that other companies develop other drug candidates to treat PBC, and therefore may also become competitors. The IQVIA report however indicates that these molecules are in relatively early stages of clinical development compared to elafibranor, and would capture together – if approved – less than 20% of market shares.

In addition to these approved drugs and drug candidates in development, we also may compete with approved drugs in other indications which could be used off-label for the treatment of PBC.

NASH Diagnostics

With respect to NIS4™, our technology that uses blood-based biomarkers to identify patients with NASH and fibrosis who we believe could benefit from therapeutic intervention, there are a number of clinical diagnostic tools available for the management of chronic liver disease patients, but none are validated for NASH. If approved by the FDA as an IVD, we believe NIS4™ could become the first of its kind.

Fibrosis

Fibrosis, also known as fibrotic scarring, is a pathological wound healing process for the tissues that exists in several organs: liver, lungs, intestine, etc. So far, no drug has been subject to regulatory approval as a pure anti-fibrotic, regardless of the organ considered. The competitive environment is characterized by several research programs conducted in parallel by several stakeholders. Some of these programs involve pre-fibrotic stages of the disease, and correspond to preventive approaches aiming to prevent patients from progressing to most severe forms of the disease. Other programs focus more on late disease stages such as, for the liver, compensated or decompensated cirrhosis. Addressing late stages presents the advantage of a potentially accelerated approval process from a regulatory standpoint, and such positioning can lead to higher prices. The commercial opportunity is therefore potentially larger, but will depend on upcoming clinical and efficacy results of NTZ. Competitive intensity will ultimately be driven by the number of approved medication in monotherapy, as well as therapeutic approaches retained by experts in terms of combination therapies.

Other considerations

We believe that elafibranor’s differentiated mechanism of action in targeting PPARα and PPARδ, and the favorable tolerability profile observed to date suggest the potential for elafibranor to have competitive advantages over approved drugs and drug candidates in development by our competitors. NTZ also provided encouraging pre-clinical data.

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

With respect to our NIS4 technology, we have entered into two license agreements with Labcorp to further develop and manufacture a test using NIS4 technology for clinical research as well as to allow them to develop and commercialize an LDT powered by our NIS4 technology in routine clinical care in the US and Canada, respectively.

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

Patents

As of April 1, 2021, we own or have rights to 35 issued U.S. patents, over 470 issued foreign patents, and 21 pending U.S. applications, and over 283 pending foreign patent applications. Our patent portfolio contains 55 different patent families, which are made up of over 787 patents and patents applications. Twenty-one of our patent families relate to our lead product candidate, elafibranor.

Elafibranor

Our patent portfolio for elafibranor, a molecule synthesized by us, includes issued patents and pending patent applications directed to compositions of matter, manufacturing methods, and methods of use. As of April 1, 2021, we own three U.S. patents directed to the composition of matter of elafibranor, which are expected to expire in 2024, without taking patent term extensions into account. We also have counterpart patents in various countries and regions, including Australia, Brazil, Canada, China, Europe, Israel and Japan.

In addition, we own five U.S. patent applications directed to the treatment of cholestatic diseases, in particular PBC, which, if issued, are expected to expire in 2037 and 2040, without taking patent term extensions into account. We also have counterpart pending patent applications in various countries or regions, including Australia, Canada, Europe, Israel, China, and Japan.

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

Diagnostic Tools and Biomarkers

As of April 1, 2021, we own four U.S. patent applications directed to the diagnosis of NASH, in particular our NIS4 diagnostic technology, using certain biomarkers. The U.S. applications, if issued, would be expected to expire between 2036 and 2038.

In 2020, we also have filed several priority patent applications covering specific aspects of our NIS4 diagnostic technology and on some other research tools.

Other Programs

We are pursuing patent protection directed to our repositioning of nitazoxanide for treating cholestatic and fibrotic disease. As of April 1, 2021 five U.S. patents have been granted to us for the use of NTZ in the treatment of different fibrotic diseases and two U.S. patent applications are pending. These patents and patent applications, if granted, would be expected to expire in 2037 (excluding any patent term extension).

Patent Term Extension (PTE)

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension, or PTE, under the Hatch-Waxman Act as compensation for the reduction of patent monopoly time during the FDA regulatory review process. This extended coverage period, PTE, can only be obtained provided we apply for and receive a marketing authorization for a product. The period of extension may be up to five years beyond the normal expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In Europe, Supplementary Protection Certificates, or SPCs, may also be available to patents, which would be available by application to the member states. However, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We will use the procedures established to compensate regulatory delays via Patent Term Extension in the US and via Supplementary Protection Certificates in the EU as soon as Health authorities grant NDA in the US or MA in the EU for our products.

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

We own more than 430 registered or filed trademarks worldwide.

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

Domain names

It is our policy to file domain names for communicating or giving information on our products or services to patients, prescribers or payers. We own today more than 260 domain names.

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

Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse events or AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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

Section 505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of drugs previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-

Waxman Amendments. A Section 505(b)(2) NDA is an application that contains full reports of investigations of safety and effectiveness, but where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This type of application permits reliance for such approvals on literature or on an FDA finding of safety, effectiveness or both for an approved drug product. As such, under Section 505(b)(2), the FDA may rely, for approval of an NDA, on data not developed by the applicant. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for the new indication sought by the 505(b)(2) applicant.

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

FDA Regulation of In Vitro Diagnostics

Under the FDCA, in vitro diagnostics are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA; however, other devices may be commercialized after the FDA grants a de novo request.

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

In January 2019, we entered into a license agreement with Labcorp to enable them to further develop and deploy NIS4 in the context of clinical research. Initially, we will enable Labcorp through its subsidiary Covance to market and sell an LDT powered by NIS4t in the context of clinical research studies. Covance will not seek or receive third-party insurance reimbursement because clinical trial sponsors will directly cover testing costs. In September 2020, we signed a five-year exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada.

As an LDT, the laboratory partner will be responsible for marketing the product to healthcare providers and will make every reasonable effort to seek coverage and reimbursement from third party payors, including Medicare and Medicaid. We will separately seek FDA marketing authorization for a kit-based IVD powered by NIS4 to allow us to commercialize the test within the United States as a medical device. In parallel, we intend to progress towards submitting a data package to a European Notified Body to enable CE marking and associated marketing approval in key European markets in 2021. In Europe, we are still finalizing our plans but are considering, if approved, selling the IVD powered by NIS4 through a distributor or commercial partner to independent, smaller laboratories, as there are fewer large central laboratories in these regions. We, or our collaborators, will be required to obtain coverage and reimbursement for this test separate and apart from the coverage and reimbursement we plan to seek for our product candidates, once approved. There is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement in some or all commercial territories for this test for the same reasons applicable to our product candidates.

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

There have been judicial and Congressional challenges as well as challenges by the executive branch to certain aspects of the ACA. For example, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well.

The United States Supreme Court is currently reviewing this case, even though we do not know when a decision will be made nor how the Supreme Court will rule. Despite the US Supreme Court not having ruled yet on the constitutionality of the ACA, President Biden signed an Executive Order on January 28, 2021 to establish a Special Enrollment Period from February 15, 2021 to May 15, 2021 to seek health insurance coverage through the ACA marketplace. The Executive Order also requires that some government agencies review and reconsider their current policies and practices that may undermine access to health care, including, among others, the review of Medicaid demonstration and waiver policies including work requirements, and policies that may present unnecessary barriers to accessing health care, Medicaid or ACA coverage. We do not know how the Supreme Court decision, other similar litigations, or the Biden administration may impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, including the BBA, will stay in effect through 2029 unless additional Congressional action is taken. These Medicare sequester reductions will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. A new bill further extending the suspension until December 31, 2021 is currently moving through Congress. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement a reform of drug pricing, notably through federal budget proposals, executive orders and political initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing, which attempted to implement several of the administration’s proposals. The FDA also issued a rule, in force as of November 30, 2020, implementing part of the Executive Order on Prescription Drug Importation, providing guidance to the States to prepare and submit importation plans for drugs from Canada. Besides, on November 20, 2020, the Department of Health and Human Services issued a final rule for the removal of safe harbor protection for rebates involving prescription pharmaceuticals to plan sponsors under Medicare part D, either directly or through the certain pharmacy benefit managers, unless the rebate is required by law. The implementation of the rule has been postponed by the Biden administration from January 1, 2022 to January 1, 2023, in response to ongoing litigation. The rule also created a new safe harbor protection for rebates reflected at the point of sale, as well as a new safe harbor protection for certain fixed fees that manufacturers pay to pharmacy benefit managers for services rendered, of which the implementation has also been postponed until January 1, 2023. On November 20, 2020, the Center for Medicare and Medicaid Services issued an interim final rule implementing the Most Favored Nation Executive Order signed by President Trump, which would closely align payments for some Medicare Part B drugs administered by physicians to the lowest cost paid in other economically advanced countries as of January 1, 2021. On December 28, 2020, the US District Court of Northern California issued a preliminary injunction on a federal level against the implementation of the interim final rule. However, it is not clear whether the Biden administration will work to revert these measures or pursue similar initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Moreover, it is possible that additional governmental measures will be taken in response to the Covid-19 pandemic.

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

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services;

•

the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members. As of 2022, the aforementioned manufacturers will also be required to declare information regarding payments and other transfers provided during the previous years to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;
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

As part of our new corporate strategy, we expect to distinguish our pharmaceutical and diagnostic technologies activities, in order to ensure more independent management and growth:

-one entity will be dedicated to the development of specialty indications, starting with the execution of the ELATIVE Phase 3 program in PBC; and

-the second entity would house diagnostic technologies, including all programs related to the identification, evaluation and monitoring of patients with NASH. This independent structure would facilitate future partnerships for NIS4.

D.	Property, Plants and Equipment

Our corporate headquarters are located in Loos., France. To date, the total surface occupied is approximately 5,500 square meters of office space. The lease for our Loos headquarters continues through March 2029. We also lease office space in Paris, France and, for our U.S. subsidiary, Genfit Corp., in Cambridge, Massachusetts.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

Overview

We are a late-stage clinical biopharmaceutical company dedicated to the discovery and development of innovative drug candidates and diagnostic solutions targeting metabolic and liver-related diseases where there is considerable unmet medical need. We are a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Since 2016, we had been evaluating our most advanced drug candidate, elafibranor, in a pivotal Phase 3 clinical trial (the RESOLVE-IT trial) as a potential treatment for nonalcoholic steatohepatitis, or NASH. , On May 11, 2020, we published the topline data from the interim analysis of the RESOLVE-IT trial. In these interim results, elafibranor did not demonstrate a statistically significant effect on the primary surrogate endpoint which was NASH resolution without worsening of fibrosis nor did it achieve the key secondary endpoints. These results led us, after a detailed review of the whole dataset, to initiate the trial termination process for RESOLVE-IT at the end of July 2020, and in September 2020 the termination process for several related trials, including our study in pediatric NASH and our Phase 2 trial on liver fat. Similarly, and for the same reasons, we have decided to discontinue our combination program with elafibranor in NASH.

Elafibranor is also being evaluated as a potential treatment for primary biliary cholangitis, or PBC. PBC is an autoimmune disease unrelated to the metabolic origins of NASH and is independent from our evaluation of elafibranor in NASH. Our phase 3 trial of elafibranor in PBC, ELATIVE, began in 2020. The first patient first visit in the ELATIVE trial took place on September 24, 2020 and top-line results of the ELATIVE Phase 3 trial are expected at the beginning of 2023.

The development and commercialization rights in elafibranor for the treatment of both NASH and PBC in Greater China have been granted to Terns Pharmaceuticals through a strategic and license collaboration agreement which we signed in June 2019.

A key differentiator of our development strategy is our NASH biomarker-based diagnostic program, called NIS4, a technology which we are developing to power a new in vitro diagnostic, or IVD, test to identify patients with NASH who may be appropriate candidates for drug therapy. In January 2019, we entered into a first license agreement with LabCorp to allow LabCorp to develop and commercialize NIS4 TM in the clinical research space through their drug development subsidiary, Covance. Since then, Covance has made significant progress in the deployment of NIS4 in several clinical trials conducted by leading players in the pharmaceutical industry, although, due to the COVID-19 pandemic, this may have been slowed down due to the delays in the relevant clinical trials.

Moreover, in September 2020, we signed a new and exclusive license agreement with LabCorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada. Our scientific and clinical expertise, translational disease-driven approach and strong bioinformatics capabilities have allowed us to build a scientific platform through which we discover and develop our drug candidates and diagnostic tools.

Although we recorded revenue in 2019 from the receipt of an upfront payment under our collaboration and license agreement with Terns Pharmaceuticals for the development of elafibranor in Greater China, we have never generated significant revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete clinical development of, obtain marketing approval for and commercialize our drug candidates and IVD test. Clinical development, regulatory approval and commercial launch of a product candidate can take several years and are subject to significant uncertainty. Historically, we have financed our operations and growth through issuances of share capital and convertible bonds, through conditional advances and subsidies from BPI France and from research tax credits. In 2006, we completed the initial public offering of our ordinary shares on the Alternext market of Euronext in Paris and transferred to the Euronext Paris in April 2014. Between 2010 and 2016, we raised a total of over €220 million in gross proceeds from the issuance of ordinary shares. In October 2017, we issued €180 million in convertible bonds.  In March 2019, we completed a global offering consisting of an initial public offering of our American Depositary Shares, or ADSs, in the United States, and a private placement of our ordinary shares in Europe and other countries outside the United States, including France.  We refer to this transaction herein as the “global offering” or the “March 2019 global offering.” Aggregate gross proceeds from the global offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were approximately $155.4 million.

Since our inception, we have incurred significant operating losses. Our net loss was €101.2 million for the year ended December 31, 2020. Following the results of the phase 3 RESOLVE-IT trial, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and eliminate non-essential expenses, which is currently ongoing. Our goal is to go from a cash burn of approximately €110 million annually (pre-RESOLVE-IT readout ) to €45 million in 2022. 2021 is expected to be a transition year with a cash burn of approximately €75 million (excluding a partial buyback of our convertible bonds in January 2021 for a gross amount of €47.48 million) mainly due to expenses related to the termination of the RESOLVE-IT trial and to costs associated with the workforce reduction plan. We expect that our research and development expenses will remain lower than during the year 2020 for the foreseeable future. Nevertheless, we will continue to incur significant expenses and substantial operating losses over the next several years as we continue our operational efforts and advance the clinical development of our drug candidates and the development of our diagnostic test.

Financial Operations Overview

Revenue and Other Income

For the year ended December 31, 2019, our revenue was €30.8 million primarily due to the recognition in revenue of the upfront payment received under the Terns licensing agreement with Terns Pharmaceuticals, or Terns. For the year ended December 31, 2020, our revenue was €0.8 million, mainly due to a one-time transaction as well as the income recognized within the scope of our license agreements with Labcorp.

In 2019, we entered into two licensing agreements, one with Terns with respect to development and commercialization of elafibranor in Greater China, and one with Covance, Labcorp’s drug development business, with respect to the development and deployment of a test powered by NIS4 technology in the clinical research space. Pursuant to our agreement with Terns, we received an upfront payment of $35 million in 2019, and are eligible for up to $193 million in clinical, regulatory and commercial milestone payments, as well as mid-teen percentage royalties (For more information see Note 4.4.1 to our consolidated financial statements). In September 2020, we entered into a second agreement with Labcorp, for a five-year exclusive licensing agreement with Labcorp to develop and commercialize an LDT powered by NIS4 in the clinical diagnostic market. Other than pursuant to these two agreements, we do not expect to receive any revenue from any of our product candidates until we obtain regulatory approval and commercialize such products, or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such candidates.

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

CICE Tax Credit

We also recognize income relating to the Crédit d’impôt pour la compétitivité et l’emploi, or CICE, which is a tax credit implemented by French tax authorities to enhance the competitiveness of businesses through the promotion of certain activities and employment. The CICE was discontinued on January 1, 2019.

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

•	employee-related costs and costs related to external employees seconded to us for clinical development, biometrics and information technology;
•	intellectual property fees related to the filing of patents.
•	The provision recognized in 2019 due to the research tax credit dispute with the French revenue services and reversed in 2020

Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, such as the RESOLVE-IT and ELATIVE trials. We expect that our research and development expenses will be at a lower level than in 2020 for the foreseeable future. Nevertheless, we will continue to incur significant expenses and substantial operating losses over the next several years as we continue our operational efforts and advance the clinical development of our drug candidates and the development of our diagnostic test. Moreover, the RESOLVE-IT study in NASH will continue to impact our 2021 results insofar as the residual amount for termination costs is estimated to be between €8 and 10 million in 2021.
We generally do not track our research and development expenses by product candidate. However, the substantial majority of our direct expenses incurred, such as for contract research organizations, or CROs, and other contracted research and development activities, as well as raw materials, relate to elafibranor, our lead drug candidate.

General and Administrative Expenses

General and administrative expenses include:

•	employee-related costs for executive, intellectual property, finance, legal and human resources and communications functions;
•	facility-related costs;
•	grants to The NASH Epidemiology Institute (formerly The NASH Education Program) for 2018 and 2019, primarily to finance International NASH Day;
•	fees for third-party providers of administrative services, including legal, audit and accounting, press relations and communication services, security and reception and recruiting; and
•	intellectual property fees for the registration and maintenance of our patents.

We anticipate that the cost-saving plan initiated in September 2020 will lead to a decrease in general and administrative expenses over 2021. However, they will remain significant due to expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, investor relations and litigation costs. In particular, we will continue to incur additional expenses associated with accounting and internal control over financial reporting to comply with the Sarbanes-Oxley Act of 2002 in the United States.

Marketing and Market Access Expenses

Marketing and market access expenses include:

•	employee-related costs for marketing, and business development functions;
•	facility-related costs; and
•	fees for third-party providers of marketing and pre commercialization services including market surveys, brand strategy, medical communication and market access services.

The cost-saving plan initiated in the summer of 2020 has allowed us to initiate a decrease in our marketing and market access expenses in 2020, which will continue in 2021.

Reorganization and restructuring expenses include:

•	the accruals and provisions recognized within the scope of the reduction in force plan;
•	the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization of GENFIT;
•	the impairment of the right of use of the leased equipment and premises,
•	the portion of the OCEANE renegotiation expenses recognized in 2020;
•	the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, do not have any future economic advantage for the PBC program.
•	The remainder of the OCEANE renegotiation expenses will be reflected in the 2021 financial statements.

Financial Income (Expense)

Financial income relates primarily to interest income received from cash and cash equivalents deposits. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities, as well as medium term notes or UCITS and therefore generate only a modest amount of interest income.

Financial expense relates primarily to interest expense on our outstanding convertible bonds as well as interest expense for bank loans and for leases . We also incur foreign exchange losses related to our purchases of services in U.S. dollars, which amounts are recorded as financial expense and interest expenses due to leases in application of IFRS16.

A.	Operating Results

Our results of operations for the years ended December 31, 2018, 2019 and 2020 are summarized in the table below.

	Year ended
(in € thousands, except earnings per share data)	2018/12/31	2019/12/31	2020/12/31
Revenues and other income
Revenue	69	30,839	765
Other income	7,425	10,122	6,993
Revenues and other income	7,494	40,961	7,758
Operating expenses and other operating income (expenses)	—	—	—
Research and development expenses	(67,024)	(66,170)	(59,097)
General and administrative expenses	(9,076)	(17,265)	(14,270)
Marketing and market access expenses	(717)	(13,708)	(11,216)
Reorganization and restructuring expenses	—	—	(5,308)
Other operating income (expenses)	(162)	(1,649)	(764)
Operating income (loss)	(69,484)	(57,832)	(82,897)
Financial income	728	5,221	6,544
Financial expenses	(11,118)	(13,110)	(25,296)
Financial profit (loss)	(10,391)	(7,889)	(18,752)
Net profit (loss) before tax	(79,875)	(65,721)	(101,649)
Income tax benefit (expense)	354	576	428
Net profit (loss)	(79,521)	(65,144)	(101,221)
(*)	IFRS16 was adopted on January 1, 2019 using the modified retrospective method and 2018 has not been restated.

Comparisons for the Years Ended December 31, 2019 and 2020

Revenue

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

Revenue of €0.8 million during the year ended December 31, 2020 was the result of a one-time transaction and the recognition of the revenue under the Labcorp licensing agreements. The decrease in revenue compared to 2019 is due to the one-time nature of the payment for a licensing agreement with Terns recognized in 2019.

Other Income

Other income for the years ended December 31, 2019 and 2020 consisted of the following:

Other income	Year ended
(in € thousands)	2019/12/31	2020/12/31
CIR tax credit	8,125	6,020
Other operating income (including CICE tax credit)	1,992	968
Government grants and subsidies	5	5
TOTAL	10,122	6,993

During the year ended December 31, 2019 we had foreign exchange gains linked to trade receivables linked to services denominated in U.S. dollars, which amounted to €1.985 and are recorded as Other operating income (see table above ).

During the year ended December 31, 2020, other income amounted to €7.0 million. The decrease compared to the previous year is mainly due to:

-

the effect of the expense recorded in 2020 related to the end of the research tax credit dispute for 2010, 2011, 2012 and 2014. This expense was balanced with the reversal of the provision recognized in 2019. The research tax credit for the year 2020 amounted to €7.9 million; and

-	the decrease in foreign exchange gains related to trade receivables, which amounted to €0.9 million and are recorded as Other operating income.

Operating Expenses

The tables below summarize our operating expenses for the years ended December 31, 2019 and 2020.

Operating Expenses for the Year Ended December 31, 2020

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2020/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring expenses	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating income (expenses)	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)

Operating Expenses for the Year Ended December 31, 2019

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2019/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(66,170)	(2,017)	(41,509)	(11,740)	(6,188)	(4,716)	—
General and administrative expenses	(17,265)	(177)	(59)	(7,598)	(8,972)	(458)	—
Marketing and market access expenses	(13,708)	(8)	(0)	(1,645)	(11,979)	(76)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income and (expenses)	(1,649)	—	—	—	(1,668)	—	19
TOTAL	(98,793)	(2,202)	(41,568)	(20,984)	(28,807)	(5,251)	19

Research and Development Expenses

Research and development expenses totaled €66.2 million, or 67% of our total operating expenses, for the year ended December 31, 2019.  These expenses consisted primarily of €43.5 million in contracted research and development conducted by third parties, the substantial majority of which were incurred in connection with the progression of our RESOLVE-IT Phase 3 trial. The clinical development costs related to the RESOLVE-IT Phase 3 trial, were lower in 2019 than in 2018 due in particular to a revised estimate of expensed yet unbilled investigator costs which led a decrease in costs of €7.0 million. To a lesser extent, the development costs related to the PBC and NTZ programs also generated subcontracting costs in 2019.

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

The depreciation, amortization and impairment charges totaled €4.7 million, consisting of a provision of €1.9 million with respect to the research tax credit (more information is provided in Note 24 of our consolidated financial statements), and due to additional depreciation due to the adoption of IFRS 16.

Research and development expenses totaled €59.1 million, or 65% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily of €41.1 million in contracted research and development conducted by third parties and consumables. The clinical development costs related to the RESOLVE-IT Phase 3 trial evaluating elafibranor in NASH remained high notwithstanding the decision made in July 2020 to terminate the study. The suspension or termination of some Phase 1 and Phase 2 trials related to NASH contributed to the decrease in contracting costs for 2020. To a lesser extent, the development costs related to the PBC and NTZ programs also generated contracting costs in 2020, but those were much less significant than the aforementioned trials.

We also incurred €11.6 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in research and development functions. The changes in employee expenses for employees in research and development are mainly due to the reduction in force (82 vs. 127 employees) balanced with the change in employee profile, noting that bonuses granted to these employees for their involvement in the development of the Group affected these expenses in 2019 and such bonuses were not granted in 2020.

The changes in depreciation, amortization and impairment charges is mainly related to the provision of €1.9 million recognized in 2019 due to the research tax credit dispute with the French revenue services and reversed in 2020, and to the consequence of the application of IFRS16 in 2019, while in 2020, the amortization impacted the results for up to €2.9 million.

We expect our research and development expenses to decrease in the foreseeable future compared to 2020 . They will nonetheless remain significant and may increase depending on the next steps initiated in the clinical development of our drug candidates and progress in the development of our diagnostic test. Moreover, the RESOLVE-IT study in NASH will continue to impact our 2021 results insofar as the residual amount for termination costs is estimated to be between €8 and 10 million in 2021.

General and Administrative Expenses

General and administrative expenses totaled €17.3 million, or 17% of our total operating expenses, for the year ended December 31, 2019. These expenses consisted primarily of €9.0 million of other expenses, in particular, related to the insurance costs and audit and communication costs and third-party fees incurred for seconded employees in general and administrative functions. This increase compared to 2018 of €3.5 million was primarily due to an increase related to the insurance costs and costs following the listing on NASDAQ .We also incurred €7.6 million in employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative functions.  This increase compared to 2018 of €3.8 million was primarily due to an increase in headcount, changes in seniority, wage increases and to the bonuses paid to employees in those functions.

General and administrative expenses totaled €14.3 million, or 15.7% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily in employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function for €7.0 million, as well as €6.6 million in other expenses. The reduction in non-R&D and marketing employee expenses was mainly due to the reduction in force (43 vs. 60 employees), and the reduction in compensation as bonuses granted to these employees for their involvement in the development of the Group which affected these expenses in 2019 and such bonuses were not granted in 2020, with the impact being partly balanced with the change in profile of these employees.

The impact of the insurance specific to the year of the IPO and costs following the listing on NASDAQ in 2019 mainly explain the relative decrease of general and administrative expenses in operational expenses for 2020.

We anticipate that the cost-saving plan initiated in September 2020 will lead to a decrease in general and administrative expenses over 2021. However, they will remain significant due to expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, investor relations and litigation costs.  In particular, we will continue to incur additional accounting expenses to comply with the Sarbanes-Oxley Act of 2002 in the United States.

Marketing and Market Access Expenses

Marketing and market access expenses totaled €13.7 million, or 14% of our total operating expenses, for the year ended December 31, 2019. These expenses consisted primarily of €12.0 million of other expenses, in particular, related to preparation for the potential marketing of elafibranor and NIS4 in NASH. The services performed include market surveys, brand strategy, medical communication and market access services. We also incurred €1.6 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions. This increase of €1.2 million was primarily due to an increase in headcount, changes in seniority, wage increases.

Marketing and market access expenses totaled €11.2 million, or 12% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily of €10 million of other expenses, in particular, related to preparation for the potential marketing of elafibranor and NIS4 in NASH. The services performed include market surveys, brand strategy, medical communication and market access services. We also incurred €1.3 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions. This decrease of €1.5 million was primarily due to the cost saving plan linked to the termination of the development program of elafibranor in NASH.

We expect that the decrease in our marketing and market access costs initiated in the summer of 2020 with our cost-saving plan will continue in 2021.

Reorganization and Restructuration Expenses

Reorganization and restructuration expenses included mainly expenses and accruals related to employees within the scope of the reduction in force (Plan de Sauvegarde de l’Emploi or PSE) of €1.9 million, the part of renegotiation fees for the OCEANE recognized in 2020 for €0.8 million, the amortization and impairment loss of fixed assets recognized following the reorganization, the impairment of rights of use of leased premises and leased equipment notably for €2.2 million, and the provision of €0.4 million recognized for some termination costs of the RESOLVE-IT study.

Financial Income (Expense)

Our net financial income (expense) for the year ended December 31, 2019 was €(7.9) million, consisting primarily of €11.3 million of interest expense on our convertible bonds, and €1.7 million of foreign exchange losses, offset partially by € 2.3 million in foreign exchange gain on cash and cash equivalents and €2.6 million in interest income. The increase in financial income is due to the increase in interest on term accounts as we keep some of our cash in US dollars. Interest rates received on investments in US dollars were higher than for investments in euros.

Our net financial expense for the year ended December 31, 2020 was €18.7 million, consisting primarily of €11.6 million of interest expense on our convertible bonds, and €13.5 million of foreign exchange losses, offset partially by € 5 million in foreign exchange gain on cash and cash equivalents and €1.4 million in interest income. The exchange result was a loss of €8.5 million and is notably related to the exchange rate fluctuations on the cash held in US dollars, as the Company made the decision to keep part of its cash in US dollars. These cash holdings in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

Comparison for the Years Ended December 31, 2018 and 2019

Revenue

Revenue of €69,000 during the year ended December 31, 2018, was primarily the result of our subleasing a part of our corporate headquarters in Loos, France.

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

Other Income

Other income for the years ended December 31, 2018 and 2019 consisted of the following:

Other income	Year ended
(in € thousands)	2018/12/31	2019/12/31
CIR tax credit	7,295	8,125
Other operating income (including CICE tax credit)	130	1,992
Government grants and subsidies	—	5
TOTAL	7,425	10,122

Increase in the CIR between the years ended December 31, 2018 and 2019, respectively, was primarily the result of the increase of our research expenditures that met the required CIR criteria.

Operating Expenses

The tables below summarize our operating expenses for the years ended December 31, 2018 and 2019.

Operating Expenses for the Year Ended December 31, 2018

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2018/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(67,024)	(1,724)	(47,659)	(9,431)	(6,502)	(1,707)	—
General and administrative expenses	(9,076)	(126)	(2)	(3,778)	(5,451)	283	—
Marketing and market access expenses	(717)	(4)	—	(416)	(287)	(11)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income and (expenses)	(162)	—	—	—	(164)	—	2
TOTAL	(76,979)	(1,855)	(47,662)	(13,625)	(12,403)	(1,435)	2

Operating Expenses for the Year Ended December 31, 2019

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2019/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(66,170)	(2,017)	(41,509)	(11,740)	(6,188)	(4,716)	—
General and administrative expenses	(17,265)	(177)	(59)	(7,598)	(8,972)	(458)	—
Marketing and market access expenses	(13,708)	(8)	(0)	(1,645)	(11,979)	(76)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income and (expenses)	(1,649)	—	—	—	(1,668)	—	19
TOTAL	(98,793)	(2,202)	(41,568)	(20,984)	(28,807)	(5,251)	19

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

B.	Liquidity and Capital Resources

Overview

As of December 31, 2018, 2019 and 2020, we had €207.2 million,  €276.7 million and €171.0 million, respectively, in cash and cash equivalents.

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

We also financed our operations through historical collaborative research alliances, as well as research tax credits and subsidies granted by various public institutions, such as BPI France Institutions. We also entered into conditional and repayable advances agreements with governmental entities and had a liability of €3.2 million, €3.2 million and €3.2 million associated with these types of arrangements as of December 31, 2018, 2019 and 2020, respectively. Additional information is provided in the note 12 to our consolidated financial statements under the captions “Subsidies and Refundable and Conditional Advances” and “Loans and Borrowings”. We also entered into loans with commercial banks and had an outstanding balance of €4.0 million, €2.6 million and €1.5 million in bank loans as of December 31, 2018, 2019 and 2020, respectively.

In 2019, our cash and cash equivalents were also increased by an upfront payment of $35 million, of which $34.9 million was recognized as revenue in 2019, pursuant to a licensing and collaboration agreement with Terns.

Following the results of the phase 3 RESOLVE-IT trial, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and eliminate non-essential expenses, which is currently ongoing. Our goal is to go from a cash burn of approximately €110 million annually (pre-RESOLVE-IT readout ) to €45 million in 2022. 2021 is expected to be a transition year with a cash burn of approximately €75 million (excluding a partial buyback of our convertible bonds in January 2021 for a gross amount of €47.48 million) mainly due to expenses related to the termination of the RESOLVE-IT trial, unbilled payables pertaining to this study, costs associated with the workforce reduction plan and expenses for the renegotiation of the OCEANEs.

In light of this, we will likely continue relying on some or all of these sources of financing, as well as potential milestone payments and royalties that may result from licensing agreements for our drug candidates, diagnostic solutions and results of our research programs, such as our agreements with LabCorp and Terns, as well as the financing opportunities offered by the French government in the context of the COVID-19 pandemic.

Cash Flows

The table below summarizes our cash flows for the years ended December 31, 2018, 2019 and 2020:

	Year ended	Year ended	Year ended
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
	(*)
Cash flows provided by (used in) operating activities	(56,081)	(47,680)	(96,371)
Cash flows provided by (used in) investment activities	(3,986)	327	(966)
Cash flows provided by (used in) financing activities	(6,514)	116,860	(8,256)
	(66,580)	69,508	(105,593)

(*)IFRS16 “leases” was adopted on January 1, 2019 using modified retrospective method and 2018 has not been restated.

Operating Activities

Cash used in operating activities was €56.1 million, €47.7 million and €96.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.

.

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

With respect to the 2019 period, this amount primarily resulted from our net loss of €65.1 million largely the result of our significant research and development efforts as we progressed our Phase 3 clinical trial of elafibranor in NASH and prepared for the potential commercialization of elafibranor in NASH, adjusted by €17.8 million in non-cash expenses and other adjustments of (€0.3) million.

With respect to the 2020 period, this amount primarily resulted from our net loss of €101.2 million largely the result of our significant research and development efforts as we incurred significant costs for RESOLVE-IT, our Phase 3 clinical trial of elafibranor in NASH, and before implementing the cost saving plan during the summer 2020, for the preparation for the potential commercialization of elafibranor in NASH, adjusted by €16 million in non-cash expenses and other adjustments of (€11.1) million.

Investing Activities

Cash used in investing activities was €4.0 million and €0.3 million for the years ended December 31, 2018 and 2019, respectively, and consisted primarily of equipment, acquisition of financial instruments and other capital purchases and in 2019,due to the reimbursement by the landlord of the costs associated with the expansion of our corporate headquarters when construction was completed in April 2019 . Cash used in investing activities was €1 million for the year ended December 31, 2020 consisted primarily of equipment (more information is provided in Note 8 of our consolidated financial statements, included in this report).

Financing Activities

For the 2018 period, cash used in financing activities was €6.5 million, which consisted primarily of €6.4 million in interest paid on our convertible bonds and €2.0 million in repayments of loans and borrowings, partially offset by €1.8 million in proceeds from new loans and borrowings.

For the 2019 period, cash provided by financing activities was €116.9 million and primarily consisted of €125.3 million in net proceeds from the March 2019 global offering, partially offset by the repayment of loans and borrowings and including the impact of lease payments due to the implementation of IFRS16 on January 1, 2019.

For the 2020 period, cash used in financing activities was €9.7 million, which consisted primarily of €7.8 million in interest paid on our convertible bonds and €2.1 million in repayments of loans and lease repayments.

Operating and Capital Expenditure Requirements

Since our inception, we have incurred significant operating losses. Our net loss was €79.5 million, €65.1 million and €101.2 million for the years ended December 31, 2018,, 2019 and 2020, respectively. While we expect expenses related to the development of our products to decrease significantly over the next two years, we expect to incur significant expenses and operating losses over the next several years as we continue our research and development efforts and advance the clinical development and prepare for the potential commercialization of NIS4 and our other drug candidates, in the United States, Europe and elsewhere. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

We anticipate that our expenses will remain significant in connection with our ongoing activities, as we:

•	initiate and conduct our planned preclinical studies and clinical trials of our drug candidates, including the ELATIVE trial of elafibranor for the treatment of PBC;
•	proceed with the termination of the RESOLVE-IT trial;
•	continue and complete the validation and development of NIS4 for NASH;
•	continue the research and development of our other drug candidates, including planned and future preclinical studies and clinical trials;
•	seek to discover and develop additional drug candidates and explore combination therapies for our existing drug candidates;
•	seek regulatory approval for an IVD powered by NIS4 and any drug candidates that successfully complete clinical trials;
•	assist with the scale-up of our subcontractors’ manufacturing capabilities in order to support the launch of additional clinical trials and the commercialization of our drug candidates, if approved;
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

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2020 will be sufficient to fund our operations for at least the next 12 months.

Our equity fell below half of the share capital at December 31, 2020. As a result, under French law, our Board of Directors must convene an extraordinary shareholders’ meeting within four months after approval of the financial statements showing the loss, in order to comply with the provisions of article L.225-248 of the French Commercial Code. See the risk factor “Risks Related to our Financial Position and Capital Needs - Currently, we have no products approved for commercial sale, and to date we have not generated any significant recurring revenue from product sales. As a result, our ability to reduce our losses, reach profitability and rebuild our shareholders equity on our own is unproven, and we may never achieve or sustain profitability”.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual obligations are disclosed in Note 12.4 – “Maturities of Financial Liabilities” of the Notes to the consolidated financial statements. We enter into contracts in the normal course of business with CROs and contract manufacturing organizations, or CMOs, for clinical trials, preclinical studies and clinical manufacturing, and with vendors for pre-commercial activities, research and development activities, research supplies and other services and products for operating purposes. These contracts generally provide for termination upon notice. Such agreements may be terminated at will.

We also made donations to The NASH Epidemiology Institute (formerly, The NASH Education Program), the endowment fund of which we are a sponsor. Such donations were at our discretion, and we were not contractually obligated to make any such donation. In 2020, the board of GENFIT decided to cease the activity of the endowment fund.

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

As of December 31, 2018, December 31, 2019, and as of December 31, 2020 respectively, we had one outstanding repayable advance from BPI France with an aggregate remaining balance of €3.2 million. This advance, in an amount of €3.2 million, is a conditional advance we received in our capacity as leader of a research consortium initiated in 2008 called IT-DIAB to follow patients at risk for type 2 diabetes. The program ended on December 31, 2014. The conditional advance is not refundable except that in the event of success. In the event of technical or commercial success of the consortium’s activities, defined as the sale of related drugs or diagnostic devices developed using research results, we would be required to repay the advance, plus an additional specified amount, based on a percentage of any revenues generated from the licensing of such products over a 10-year period. The maximum amount that we would be required to pay under this arrangement is €14.8 million, inclusive of the €3.2 million advance to be repaid. As provided in the contract, we sent a letter to BPI in December 2019 in order to notify it of our LabCorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the contract. We proposed to BPI to acknowledge the failure of the IT DIAB project. Following this letter, the parties met in March 2020 for the presentation of our arguments, and were in contact again in June 2020 following the results of the RESOLVE IT trial. We sent another letter in November 2020. We are awaiting a proposal from BPI on new financial terms related to this situation and a draft amendment to the repayable advance agreement.

Convertible Bonds

In October 2017, we issued convertible bonds for gross proceeds of €180.0 million. The convertible bonds carry a fixed interest rate of 3.5%, with an effective interest rate of 7.2%, payable semi-annually in arrears in April and October.

On November 23, 2020, we presented to all OCEANE bondholders a two-prong renegotiation offer:

•A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and

•An amendment of the terms of the remaining OCEANEs to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 shares per bond).

At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer.

Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT.

The fees related to this renegotiation (including financial advising, counsel fees and meeting costs) are estimated at €2.4 million of which €0.7 were incurred in 2020 and recognized in 2020. The other fees incurred in January 2021 will be recognized in the 2021 period.

Following conversion of the OCEANEs into shares up until April 13, 2021, which led to the creation of 6,886,871 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.1 million, with approximately €57.2 million nominal amount outstanding as of April 13, 2021.

For more information please see Notes 2.3 “Renegotiation of the convertible bond debt (OCEANEs)” and 12.1 “Breakdown of convertible loan” in the Notes to the consolidated financial statements.

Bank Loans

At December 31, 2018, 2019 and 2020, we had borrowed under multiple bank loans primarily intended to finance the acquisition of scientific and information technology equipment for total principal amount outstanding of €4.0 million, €2.6 million and €1.5 million , respectively. These bank loans carry fixed interest rates of between 0.36% and 2.0% and are generally payable over periods ranging from three to five years from the original date of the loan.

Operating Leases

Operating leases consist of real estate leases for our offices located in Loos and Paris, France and in Cambridge, Massachusetts and lease agreements for scientific equipment.

Pension and Employee Benefits

French law requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. The amount presented in the table included in Note 12.4 – “Maturities of Financial Liabilities” in the Notes to the consolidated financial statements represents the present value of estimated future benefits to be paid, applying a number of assumptions, including dates of expected retirement, life expectancies, salary growth rates and a discount rate.

Critical Accounting Policies and Judgements and Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by IASB. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable with respect to the circumstances. The actual value of our assets, liabilities and shareholder’s equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See note 4 to our consolidated financial statements for a description of our significant accounting policies

G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.
A.	Directors and Senior Management

At the June 11, 2020 Shareholders’ Meeting, the shareholders approved the nomination of Mrs. Katherine Kalin and Mr. Eric Baclet, to the Board of Directors, both independent directors who bring significant experience in the pharmaceutical and diagnostic industries.

In January 2021, we announced the appointment to the Executive Committee of Pascal Caisey, Chief Commercial Officer, as well as Philippe Motté, as Chief Regulatory and Quality Officer. On February 26, 2021, the Board of Directors appointed Jean-François Tiné to replace Philippe Moons who resigned from his position as member of the Board. This appointment is subject to ratification by the shareholders at the Shareholders Meeting that will be called to approve the financial statements for the year ended December 31, 2020.

On March 11, 2021, the Board of Directors, in accordance with Article 24 of our by-laws, appointed Philippe Moons as board observer until the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2021. Until that date, his role will be to provide an advisory opinion on questions that may arise with respect to the application of our by-laws, the Charter of the Board of Directors, with a view to supporting good corporate governance; in a particular context where three new directors have joined the Board of Directors since June 2020.

Although the board observer is not a director and is prohibited from interfering in any way in the management of the Company, the observer is invited to participate in all meetings of the Board of Directors and is subject to the Board charter in particular with respect to confidentiality and duties of loyalty.

Finally, on April 21, 2021, we announced the appointment of Thomas Baetz as Chief Financial Officer, as well as Stefanie Magner as Chief Compliance Officer, and their appointment to the Executive Committee.

The following table sets forth information concerning our senior management and directors as of April 23, 2021. Unless otherwise stated, the address for our senior management and directors is c/o GENFIT S.A., Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France.

Name	Age	Position(s)
Senior Management
Pascal Prigent	53	Chief Executive Officer
Carol Addy, M.D.	61	Chief Medical Officer
Thomas Baetz	47	Chief Financial Officer
Pascal Caisey	53	Chief Commercial Officer
Suneil Hosmane, Ph.D	39	Head of Global Diagnostics
Nathalie Huitorel	59	Executive Vice President Finance
Dean Hum, Ph.D	58	Chief Operating Officer
Laurent Lannoo	51	Corporate Secretary, Director of Legal Affairs
Stefanie Magner, J.D.	40	Chief Compliance Officer, VP International Legal Affairs
Jean-Christophe Marcoux	44	Chief Strategy Officer
Philippe Motté	61	Chief Regulatory and Quality Officer
Non-Employee Directors
Jean-François Mouney (1)(6)	65	Chairman of the Board
Xavier Guille des Buttes (2)(3)(7)	79	Vice-Chairman of the Board
Eric Baclet (2)	61	Director
Frédéric Desdouits-(7)	54	Director
Katherine Kalin (7)	58	Director
Catherine Larue, Ph.D (1)	65	Director
Anne-Hélène Monsellato (4)	53	Director
Philippe Moons (8)	67	Board observer (censeur)r
Florence Séjourné (5)	49	Director
Jean-François Tiné (7)	64	Director

(1)	Member of the Nomination and Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Chairman of the Nomination and Compensation Committee.
(4)	Chair of the Audit Committee.
(5)	As representative of Biotech Avenir SAS, the legal entity that holds this board seat.
(6)	Chairman of the Strategy and Alliances Committee
(7)	Member of the Strategy and Alliances Committee
(8)	Resigned as Director of the Board of Directors on February 26, 2021.

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

Thomas Baetz has served as our Chief Financial Officer since April 1, 2021. He has extensive global finance experience across the investment banking and biotech industries. Prior to joining our company, Mr. Baetz was a Healthcare Director at Dragon Financial Partners, where he specialized in licensing agreements and fundraising consultancy for European biotechs. Before that, he was Group Chief Financial Officer and Head of Asia-Pacific for four years at Impeto Medical, a medtech company based in Hong-Kong and Paris, where he oversaw the corporate and business development in China until 2017. Prior to moving to Asia, he held key senior management positions, specializing in mergers and acquisitions, financial control, and consultancy among other areas. M. Baetz earned his MSc. in Finance and Actuarial Science from ENSAE and his BA from ESCP Europe.

Pascal Caisey has served as Chief Commercial Officer in January 2021 and joined GENFIT in September 2019 as Executive Vice President of Commercial Development. He has vast pharmaceutical business experience, holding roles with GSK, BMS, Pfizer, Schering Plough and most recently Boehringer Ingelheim, where he oversaw, as the European Business Manager, the commercial launch of empagliflozin in Europe. Pascal is a registered nurse and holds an MBA from École des Hautes Études Commerciales (HEC) in Paris.

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

Nathalie Huitorel has served as our Executive Vice President Finance since October 2007 and was a member of our former Executive Board until the change in management and administration in June 2017. From 1997 to 2007, she was Chief Financial and Administrative Officer for MS Composites, a company specializing in high-performance composite materials. She is a graduate of the SKEMA Business School (School of Management in Lille, France). At Genfit, she oversees the financial management controls, purchasing, human resources department and general services. She is also a member of the board of directors of our wholly owned subsidiary, Genfit Corp. and of the Management Committee of Genfit Pharmaceuticals SAS.

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

Stefanie Magner has served as our Chief Compliance Officer and VP International Legal Affairs since March 1, 2021, after joining our company in 2016 as Deputy Director of Legal Affairs. Prior to joining Genfit, she spent nearly 10 years at the Paris offices of the global U.S. law firm, Jones Day advising issuers, many in the biotech space, and banks on a variety of corporate, cross-border securities and M&A transactions, including several U.S. IPOs. She is admitted to practice law in New York and is a former member of the Paris Bar. She graduated from the University of Pennsylvania with a Bachelor of Arts in International Relations and French, as well as an international diploma from Sciences-Po Paris. She received her U.S. law degree from Washington College of Law at the American University in Washington D.C. and holds a Masters of Business Litigation from the Université de Paris X – Nanterre.

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

Philippe Motté has served as Chief Regulatory and Quality Officer since January 2021 after joining GENFIT in June 2020 as Senior Vice President of Global Regulatory Affairs. Philippe’s previous commercial and regulatory roles include positions with Sanofi, GSK, Roche, Ipsen, and AbbVie. Prior to joining GENFIT, he was Vice President of Global Regulatory Affairs and Chief Access Officer (safety, quality, regulatory, and market access) at MedDay Pharmaceuticals. Philippe holds a PharmD from the Paris-Descartes University and a PhD in Human Biology (major Experimental Oncology) from the Paris-Sud University, completed Postdoctoral Research at Harvard Medical School and the Massachusetts General Hospital Cancer Center, earned an MBA from the ESCP-EAP European School of Management (Paris), and is certified as a Pharmacien Responsable.

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

Eric Baclet joined our board of directors in 2020.  In 1987, he began his extensive experience in the pharmaceutical industry with Eli Lilly and since the late 1990s until 2017, held executive or corporate officer positions in various countries where Eli Lilly and Company has a presence (North Africa, Belgium, the United States, China and Italy). From 2009 to 2013, Mr. Baclet was President and General Manager of Lilly China and most recently from 2014 to 2017, President of Lilly Italy and General Manager of Lilly Italian Hub.  He is a seasoned executive with extensive experience gleaned from senior executive positions, having built and managed diverse and multicultural teams involved in the biopharmaceutical value chain throughout the world. From this background Mr. Eric Baclet has acquired extensive experience in international management from initial clinical development to final commercialization. Mr. Baclet has been responsible for portfolio strategies, international brand development, global marketing projects, global sales operations and the management of various geographic areas and countries. Mr. Baclet holds a Pharmacy degree from the University René Descartes.

Frédéric Desdouits served as member of our former Supervisory Board since 2014 and has served as a member of our board of directors since our change in management and administration in June 2017. Mr. Desdouits was Managing Director of Seqens CDMO Business Unit until June 30, 2020 (Ecully, France) and served as CEO for PCAS SA until March 23, 2020 (Ecully, France) a publicly listed affiliate of Seqens. Prior to joining Seqens (former Novacap) in October 2017, he was head of Business Development, Acquisition and Market Intelligence at Pierre Fabre Group since 2011, and North American Pharma Director from January 2016. He was also a member of the pharmaceuticals executive board and of the development products board. Prior to joining Pierre Fabre, from 2004 to 2011, Mr. Desdouits was Managing Partner at Bionest Partners, a consulting and transaction firm based in Paris and New York specializing in healthcare and biotechnology. From 2007 to 2011, he was the founding Managing Partner of Bionest Partners Finance, a boutique specialized in value strategy and fund raising for emerging bio-companies. Between 1997 and 2004, Mr. Desdouits was a partner in charge of Pharmaceutical and Biotechnology sectors at Exane BNP-Paribas, an investment company. Prior to that, Mr. Desdouits worked in research from 1996 to 1997 at GlaxoWellcome in France (now GSK), as a consultant for Hoechst in the USA from 1995 to 1997 and was a Ph.D student from 1992 to 1995 with a grant from Rhône-Poulenc in France (now Sanofi). Between 2010 and 2011, he was a member of the Pre-Phase III DPU Blood & Vessels board at Sanofi Aventis (now Sanofi) in Chilly-Mazarin, France.  He is currently a member of the strategic committee of Treefrog Therapeutics. Mr. Desdouits was a member of the supervisory board of CiToxLab (now Charles River). Between 2008 and 2011, Mr. Desdouits was a board member at Exonhit Therapeutics (now Eurobio Scientific) and member of the Mergers and Acquisitions subcommittee, and from 2015 to 2017, was an observer on the Orphelia Pharma Board of Directors. Mr. Desdouits graduated from Ecole Polytechnique (Palaiseau, France), obtained a M.S. in pharmacology and a Ph.D in Neurosciences at University Paris VI and Collège de France and studied from 1994 to 1996 at the Rockefeller University in New York. He is a CEFA (Certified European Financial Analyst) and Certified in Global Management from INSEAD.

Katherine Kalin joined our board of directors in 2020. She brings more than 25 years of experience as a senior executive in healthcare and professional services, most recently at Celgene Corporation, where she led corporate strategy from 2012 to 2017 and Johnson & Johnson, where she held leadership roles in marketing, sales and new business development from 2002 to 2011. Prior to that, she was a partner in the global healthcare practice of McKinsey & Company from 1990 to 2002. Her healthcare industry experience spans diagnostics, medical devices, pharmaceuticals and digital health. She began her career as an investment banker in Corporate Finance at Nomura in Tokyo, Japan and London, UK. Ms. Kalin currently serves as a non-executive director on the board of Athersys, a publicly-traded, US biopharmaceutical company, and as a member of the board of directors of Brown Advisory LLC, an independent investment and strategic advisory firm and Clinical Genomics Technologies, a biotech company dedicated to improving patient outcomes through early detection of colorectal cancer. She is also a member of the Advisory Board of Stardog, an enterprise data company, and a board member of PRIMARI Analytics, an artificial intelligence startup. She has a B.A. from Durham University, U.K., and an M.B.A. from Harvard Business School.

Catherine Larue, Ph.D has served as a member of our board of directors since 2017. Since September 2020, she is an independent consultant in the biotechnology and diagnostic fields.  From 2012 to 2020, Dr. Larue was CEO of the Integrated Biobank of Luxembourg (IBBL), where she led the development of the biobanking strategy and new initiatives in the field of personalized medicine. During this period, she also served as interim CEO of the Luxembourg Institute of Health (LIH), a biomedical research institute, between 2016 and 2017. Prior to joining the IBBL, Dr. Larue piloted Genfit’s biomarker program until 2012. Dr. Larue began her career as team leader at Sanofi at the Montpellier, France based research and development center in the cardiovascular research department. She later joined Sanofi Diagnostics Pasteur, as Director of Research and Development and then spent 11 years at the Bio-Rad group, holding different management positions. She participated in the discovery of several innovative biomarkers and the commercialization of dozens of diagnostic products. Dr. Larue holds a doctorate in experimental biology and an accreditation to direct research (Habilitation à Diriger la Recherche, or HDR) from the University of Rouen, a university degree in clinical oncology from the University of Paris VI and an executive MBA from St. John’s University (New York).

Anne-Hélène Monsellato has served as a member of our board of directors and the chair of our Audit Committee since 2017. Since May 2015, she has been an independent member of the Supervisory Committee and the Chairman of the Audit and Risk Committee of Euronav, a Belgian crude oil tanker company listed on the New York Stock Exchange and Euronext Brussels. In addition, she serves as the Vice President and Treasurer of the American Center for Art and Culture, a U.S. private foundation based in New York, which operates the American cultural center in Paris, France. From 2005 until 2013, Ms. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor/Senior, Manager and Senior Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular with the United States, internal control and risk management, and was involved with several companies in the pharmaceutical and biotechnology sector. Ms. Monsellato is an active member of the French association of Directors (IFA) since 2013 in particular with the Club of Audit Chairs, the ESG Committee and the European Confederation of Directors’ Association. She is also a member of the Consultative Working Group for the ESMA Corporate Reporting Standing Committee since 2019. Ms. Monsellato has been a Certified Public Accountant in France since 2008 and received a board member certification from IFA Sciences Po in 2014. She graduated from EM Lyon in 1990 with a degree in Business Management.

Philippe Moons served as member of our former supervisory board since 2015 and has served as a member of our board of directors since June 2017. In February 2021, he resigned from his position as director on the Board of Directors, but will remain as a board observer.  Mr. Moons graduated from the Institut Catholique des Arts et Métiers de Lille and received an MBA from the Ecole des Hautes Etudes Commerciales du Nord (EDHEC), and began his career as a business engineer at Delattre Leviver, part of the Creusot-Loire Group, a French industrial Group. In 1989, he joined Finorpa, a venture capital and growth capital company, operating under the aegis of the Group “Charbonnage de France” in the Nord-Pas-de-Calais region of France. Between 2006 and 2015, he was in charge at Finorpa of supporting and financing several companies in their early-stage activities or development phases, in particular in the fields of biology and health. Mr. Moons was a member of the executive board of Finovam, a regional venture capital company, established in 2014 to strengthen the emergence and provide seed capital to innovative businesses, primarily technological projects in the Nord-Pas-de-Calais region, until 2015.

Florence Séjourné has served as a member of our board of directors since June 2017 as representative of SAS Biotech Avenir. She was a member of our former Supervisory Board from 1999 until the change in our management and administration in June 2017. Ms. Séjourné co-founded our company and served as our chief operating officer, business development director, industrial alliances coordinator and member of our former Executive Board from 1999 to 2008. Since 2008, she has been the Chairwoman and CEO of Da Volterra, a clinical-stage biotechnology company developing novel Microbiota Protective therapies for protection against antibiotics residues, in particular in cancer and blood disorders. From 1997 to 1999, she was in charge of the biopharmaceutical sector for Eurasanté, the economic development agency. Ms. Séjourné graduated from the Ecole des Mines of Paris with a degree in Biotechnology and holds a master’s degree in Pharmacy from the University of Illinois in Chicago.

Jean-François Tiné joined the Board of Directors in 2021. He is a seasoned senior investment banking executive, having most recently served since 2017 as Chairman of Equity Capital Markets at Natixis Corporate & Investment Banking after joining Natixis in 2005 as Global Head of Equity Capital Markets.  He began his career in various sales, trading and syndication positions in the London and Paris capital markets at Union Bancaire Privée, Crédit Suisse, First Boston and Bank of America. In 1993, he became an associate at MC Securities in London, before being appointed three years later as Global Head of Equity Syndicate at Société Générale in Paris.

Family Arrangements and Selection Arrangements

Except as described below, there are no family relationships between any of the members of our senior management or board of directors, nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any member of our senior management or board of directors was selected as such.

Our Executive Vice President, Finance and our Corporate Secretary and Director of Legal Affairs, are civil partners recognized under the French civil partnership regime Pacte civil de solidarité.

B.	Compensation

Director Compensation

At our general meeting of shareholders held on June 30, 2020, shareholders set the total annual attendance fees (jetons de présence) to be distributed among non-employee directors at €600,000 for the period beginning with the shareholders’ general meeting of June 30, 2020 until the next shareholders’ general meeting. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2020, which consisted solely of attendance fees, with the exception of our Chairman, Jean-François Mouney.

NAME	(€)
Jean-François Mouney(1)	242,933
Eric Baclet	20,165
Xavier Guille des Buttes	85,020
Frédéric Desdouits	53,360
Katherine Kalin	15,805
Catherine Larue, Ph.D.	43,600
Anne-Hélène Monsellato	50,140
Philippe Moons	45,780
Florence Séjourné, as representative of SAS Biotech Avenir	-_

(1)	Mr. Mouney’s compensation includes his fixed compensation, directors’ fees and social security charges. See below “Chairman of the Board Compensation” for more details.

We compensate all the members of the Board of Directors, with the exception of the permanent representative of Biotech Avenir, a shareholder of the Company and a non-independent member of the Board of Directors. Director compensation includes a fixed part for each director and a variable part depending on their attendance. The fixed part varies according to:

•the role played by each director on the Board of Directors and the Committees;

•the function of Vice-Chairman of the Board of Directors or Chairman of a specialized committee, which is more remunerative.

Given the frequency of meetings observed in recent years, the variable portion linked to attendance is greater than the fixed portion.

Directors fees are allocated as follows:

(in euros)	Annual fixed amount (1)	Variable amount (per director and per meeting)
Board member	10,000	2,500
Board committee member	2,500	2,500
Vice-Chairman of the Board of Directors	10,000	-
Chairman of a Board committee	5,000	-
(1)For Board members joining during the course of the fiscal year, calculated pro-rata to number of months spent on the Board of Directors. Amounts may be cumulative.

The Board of Directors may also compensate members on an exceptional basis for special assignments, within the meaning of article L.225-84 of the French Commercial Code. To date, no special assignments have been given to any of the board members.

Chairman of the Board Compensation – Jean-François Mouney

The various components of the overall annual compensation of Mr. Mouney for his duties within the Genfit group during the fiscal year ended December 31, 2020 are summarized below:

•	gross fixed compensation under article L.225-47 of the French Commercial Code;
•	attendance fees for participation in the work of the committees of the Board of Directors (as a member and/or chairman), according to the distribution decided by the Board of Directors
•	other benefits related to his position including use of a company vehicle and eligibility for the Group’s life insurance and health insurance benefits.

Fixed Compensation

Mr. Mouney received a gross fixed compensation of €192,996.

Attendance Fees

Mr. Mouney also received gross compensation of €49,937 as Chairman of the Board of Directors, which amount includes directors’ fees for his participation in certain Board committees (Compensation and Nominations Committee and Strategy and Alliances Committee).

Other Compensation

The benefits in kind granted to Mr. Mouney for the year ended December 31, 2020 consisted of the use of a company car valued at €7,200 and eligibility for the Group’s life insurance and health insurance benefits .

Chief Executive Officer Compensation – Pascal Prigent

Our only executive officer under French law is our chief executive officer.  The following table sets forth information regarding compensation earned during the year ended December 31, 2020 by Mr. Prigent.

NAME AND PRINCIPAL POSITION	FIXED	VARIABLE	EQUITY	ALL OTHER
	COMPENSATION	COMPENSATION	AWARDS	COMPENSATION	TOTAL
	(€)	(€)	(€)	(€)	(€)
Pascal Prigent, Chief Executive Officer	325,008	70,770(1)	40,600	18,805	384,413

(1)	Variable compensation subject to “Say-on-Pay” approval of the Shareholders’ Meeting to be called to approve the financial statements for the year ended December 31, 2020.

The various components of the overall annual compensation of Mr. Prigent for his duties as Chief Executive Officer of the Genfit group during the fiscal year ended December 31, 2020 are summarized below:

Fixed Compensation

Through his executive officer contract (contrat de mandat social), Mr. Prigent received a gross fixed compensation of €325,008.

Variable Compensation

Even though the Board found that almost all of the CEO's objectives had been achieved in 2020, on the proposal of the Nominations and Compensation Committee, and taking into account the multi-year savings plan we implemented in 2020, which included reducing variable compensation for all employees, the Board of Directors determined that the CEO’s variable compensation would be €70,770.49, i.e. 43% of what could have been his maximum variable compensation (i.e., €162,504, representing 50% of his fixed compensation).  Variable compensation is subject to approval at the upcoming Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2020.

Equity Awards

During the year ended December 31, 2020, Mr. Prigent received a grant of 35,000 stock options (SO 2020) with vesting subject to performance conditions.

Other Compensation

Mr. Prigent received use of a company car valued at €6,602, was eligible for the Group’s life insurance and healthcare plans and the payment of premiums for unemployment insurance Social Security for Business Managers (GSC) whose purpose is to guarantee the payment of compensation in the event of unemployment (up to 55% of net professional tax income for the uncapped share for 12 months following the loss of the position) given that corporate officers are not eligible for standard French unemployment benefits, valued at €12,203.

Change of Control and Severance Benefits

Mr. Prigent also benefits from a severance payment falling within the scope of Article L.225-42-1 of the French Commercial Code equal to 12 months’ gross compensation, calculated on the basis of the last 12 months, increased, where applicable, by the amount of annual variable compensation due for the previous fiscal year and it would be paid if, and only if, one of the following three performance conditions is achieved at the time that his post is terminated:

•	elafibranor has been granted marketing authorization by the FDA or EMA in NASH or PBC or that NIS4 has been granted FDA approval or obtained CE marking in Europe;
•

a license agreement for elafibranor or NTZ has been signed for the US market and / or for at least two of the five major European markets (Germany, France, Italy, United Kingdom, Spain and / or for Japan); or

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to our employees, senior management and directors and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our directors, senior management, employees and other service providers, including:

•	redeemable share warrants (otherwise known as bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR);
•	share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors;
•	restricted, or free, shares (otherwise known as actions gratuites, or AGA); and
•	stock options (otherwise known as options de souscription et/ou d’achat d’actions, or SO).

Our board of directors has authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can grant share warrants (BSA) for up to 18 months, and restricted (free) shares (AGA) and stock options (SO) for up to 38 months from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meetings.

We have three outstanding share-based compensation plans for our senior management, directors and employees, the BSA plan, the AGA plan and the SO plan. In general, share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

As of April 13, 2021, share warrants, stock options and free shares were outstanding allowing for the purchase and/or free allocation of an aggregate of 563,942 ordinary shares.

Redeemable Share Warrants (BSAAR)

Redeemable share warrants had historically been granted to our executives and employees, including Mr. Mouney and the two other members of the former executive board (directoire) who were corporate officers at the time of their subscription. Exercise of the BSAAR is subject to the effective presence of the beneficiary in our company or one of our French or foreign subsidiaries as an employee, officer, or through a consulting agreement at the date of receipt of the exercise request accompanied by the payment of the exercise price.

Pursuant to authorizations granted by the shareholders meetings on April 2, 2014 and February 24, 2015, we put in place in September 2014 and July 2016, two share warrant plans (BSAAR 2014 and BSAAR 2016) for members of the executive board (including the current Chairman and Chief Executive Officer) and non-corporate officer employees.

In July 2020, the BSSAR 2016 plans lapsed without having been exercised.  There are no longer any BSSAR plans.

The main terms of the BSAAR plans were as follows:

Plan title	BSAAR 2014-A	BSAAR 2014-B	BSAAR 2014-C	BSAAR 2016-A	BSAAR 2016-B
Meeting date	April 2, 2014	April 2, 2014	April 2, 2014	February 24, 2015	February 24, 2015
Dates of allocation	September 15, 2014	September 15, 2014	September 15, 2014	July 22, 2016	July 22, 2016
Exercise conditions(1)	1 warrant / 1.03 shares
Subscription periods	From September 19, 2014 to October 15, 2014	From May 7, 2015 to May 29, 2014	From July 6, 2015 to July 31, 2015	From July 25, 2016 to July 27, 2016	From July 25, 2016 to July 27, 2016
Total number of BSAARs granted	15,200	23,238	24,279	7,200	3,600
Start date for the exercise of the BSAARs	September 15, 2015	September 15, 2015	September 15, 2015	January 1, 2018	August 1, 2019
BSAAR expiry date	September 15, 2018	May 4, 2019	July 1, 2019	July 27, 2020	July 27, 2020
BSAAR issuance price	€5.61	€5.61	€5.61	€4.60	€4.60
BSAAR exercise price per share	€23.50	€23.50	€23.50	€23.50	€23.50
Number of shares subscribed as of December 31, 2020	833	0	400	0	0
BSAAR cancelled or lapsed	14,367	23,238	23,879	0	0
BSAAR remaining as of December 31, 2020	0	0	0	0	0

(1)	Exercisable in tranches of 1/3 of the BSAAR owned by the beneficiary.

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

As of December 31, 2020, we have two outstanding share warrants plans as follows:

Plan title	BSA 2017-A	BSA 2017-B	BSA 2019
Meeting date	June 16, 2017	June 16, 2017	June 15, 2018
Dates of allocation	November 21, 2017	November 21, 2017	October 31, 2019
Exercise conditions(1)	1 warrant / 1 share		1 warrant / 1 share
Subscription periods	From December 11, 2017 to December 26, 2017	From July 1, 2018 to July 15, 2018	From October 31, 2019 to November 30, 2019
Total number of BSAs granted	18,345	18,345	35,070
Start date for the exercise of the BSAs	July 1, 2018	July 16, 2018	July 1, 2019
BSA expiry date	June 30, 2022	July 15, 2022	May 31, 2024
BSA issuance price	€2.00	€2.00	€1.23
BSA exercise price per share	€19.97	€19.97	€12.32
Number of shares subscribed as of December 31, 2020	0	0	0
Warrants cancelled or lapsed	0	0	0
Warrants remaining as of December 31, 2020	18,345	18,345	35,070

(1)	Exercisable by tranches of a minimum of 2,000 BSA, or a multiple thereof, except for outstanding balance under 2,000.

Free Shares (AGA)

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our chairman of the board of directors, chief executive officer (directeur général) and deputy executive officers (directeurs général délégué). During the year ended December 31, 2020, neither Mr. Mouney our chairman of our board, nor Mr. Prigent, our chief executive officer received any free shares grants. . We currently do not have any deputy executive officers. However, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

No free shares were granted in 2020.

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

As of December 31, 2020, an aggregate of 144,499 free shares have been granted under the free shares plans which will vest, subject to performance conditions and continued employment, as follows:

	MEETING DATE	DATE OF ALLOCATION	NUMBER OF FREE SHARES GRANTED	VESTING DATE (SUBJECT TO CONDITIONS)(1)	STOCK PRICE ON ALLOCATION DATE	FREE SHARES VESTED
AGA D and S 2016-1	June 21, 2016	December 15, 2016	20,520	December 16, 2019	€20.79	17,484
AGA D and S 2016-2	June 21, 2016	December 15, 2016	10,189	December 16, 2019	€20.79	7,796
AGA D and S 2017-1	June 16, 2017	December 21, 2017	27,472	January 1, 2021	€21.95	19,400
AGA D and S 2017-2	June 16, 2017	December 21, 2017	13,730	January 1, 2021	€21.95	8,021
AGA D and S 2018	June 15, 2018	November 22, 2018	35,800	January 1, 2021	€20.02	21,741
AGA D and S 2019	June 15, 2018	July 18, 2019	36,788	September 17, 2022	€17.06	0

(1)	Subject to meeting performance conditions and continued employment with us.

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

Since 2016, the board of directors, using the authorizations granted to them by the extraordinary shareholders’ meeting, has granted stock options to the CEO and certain senior managers. These stock options were put in place as motivation and retention instruments for the current teams, to recruit new talents interested in participating in our future development and include them in obtaining operational and financial objectives.

These stock options allow us to continue to offer to new employees competitive packages compared to other companies in our sector, in particular U.S. companies; substantiate in shares a portion of the total profit-sharing of our employees, this contributing to the alignment of their interests with those of shareholders; and motivate the employees to achieve long-term objectives, and particularly to retain some of them by establishing a direct link between their level of profit sharing and the evolution of the stock price.

Stock options issued pursuant to these plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. The plans generally provide that the exercise price for any stock option will be no less than 80% of the volume weighted average price of the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The vesting of the stock options is subject to performance conditions and the continued presence in our Company. These conditions are evaluated over a period of three years and reflect our mid-term objectives. Incentive stock options and non-statutory stock options may be granted under the SO plans.

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

The main terms of the SO plans are as follows:

Plan title	SO 2016-1	SO 2016-2	SO 2017-1	SO 2017-2	SO 2018	SO 2019	SO US 2019-2	SO 2020
Meeting date	June 21, 2016	June 21, 2016	June 16, 2017	June 16, 2017	June 15, 2018	June 15, 2018	November 27, 2019	November 27, 2019
Dates of allocation	December 15, 2016	December 15, 2016	November 21, 2017	November 21, 2017	November 7, 2018	July 18, 2019	November 27, 2019	December 11, 2020
Exercise conditions(1)	1 option / 1 share
Total number of SOs granted	48,917	24,458	72,830	36,420	139,500	138,500	13,350	187,500
Start date for the exercise of the SOs	December 16, 2019	December 16, 2019	January 1, 2021	January 1, 2021	January 1, 2022	September 17, 2022	January 17, 2023	January 1, 2024
SO expiry date	December 16, 2026	December 16, 2026	December 31, 2027	December 31, 2027	December 31, 2028	September 17, 2029	January 17, 2030	January 1, 2031
SO exercise price per share	€15.79/€21.12(2)	€15.79/€21.12	€17.91/€22.54(3)	€17.91/€22.54	€16.00/€21.65(4)	€13.99/€16.90(5)	€14.31	€4.52(6)
Number of SO exercised as of December 31, 2020	0	0	0	0	0	0	0	0
SO voided or lapsed	14,519	9,150	29,619	18,655	58,109	20,350	4,450	0
SO vested as of December 31, 2020	34,398	15,308	43,212	17,765	81,391	0	13,350
SO remaining to vest as of December 31, 2020	0	0	0	0		118,150	8,900	187,500

(1)	Exercisable by 1/3 of the number of options held by each beneficiary.
(2)	Exercise price at €15.79 for SO 2016-1 and SO 2016-2 and €21.12 for SO US 2016-1 and SO US 2016-2.
(3)	Exercise price at €17.91 for SO 2016-1 and SO 2016-2 and €22.54 for SO US 2016-1 and SO US 2016-2.
(4)	Exercise price at €16.00 for SO 2018 and €21.65 for SO US 2018.
(5)	Exercise price at €13.99 for the SO 2019 and €16.90 for the SO US 2019.

(6) Exercise price at €3.50 for the SO 2020, €4.52 for the SO US 2020, and €4.38 for the SO 2020 granted to Pascal Prigent.

Until 2020, all of our stock option plans (SO and SO US) and our AGA D free share plans were subject to internal performance conditions related to our R&D programs, and to external performance conditions related to our stock price. The other free share plans (AGA S) are subject only to internal performance conditions, as further described below.

In 2020, the Board of Directors decided that the 2020 stock option plans would only be subject to internal performance conditions, with the exception of the plan dedicated to the CEO, which would have both internal and external performance conditions.

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

Plans	Evaluation date for performance conditions	Nature of internal conditions
AGA S 2019	07/31/2022	The free shares will definitively vest upon the same internal performance conditions as the SO 2019, SO US 2019 and AGA D 2019 plans.

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO 2020 SO US 2020	12/21/2023

50% of the Stock Options will be exercisable if at least one of the following three conditions relating to PBC and ELATIVE is fulfilled:

i.“Last Patient Visit” in ELATIVE in the fourth quarter of 2022 or earlier;

ii.If the results of ELATIVE are released to the market before or during the first half of 2023;

iii.if a registration request is filed for elafibranor in PBS with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in 2023.

25% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS 4 diagnostic is fulfilled:

i.if a research and development partnership agreement with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company;

ii.the NIS 4 diagnostic is used in at least 20 clinical studies.

25% of the Stock Options will be exercisable if at least one of the following two conditions relating to the product pipeline of the Company is fulfilled:

i.initiation of a clinical study for a new indication with elafibranor or NTZ;

ii.if the Company develops or acquires the rights to a new molecule.

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

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT		TERM EXPIRATION YEAR
Jean-François Mouney	Chairman	1999(1)		2022
Xavier Guille des Buttes	Vice Chairman	2006(2)		2022
Eric Baclet	Director	2020		2025
Frédéric Desdouits	Director	2014(3)		2022
Katherine Kalin	Director	2020		2025
Catherine Larue	Director	2017		2022
Anne-Hélène Monsellato	Director	2017		2022
Philippe Moons	Observer	2015(4)		2022
SAS Biotech Avenir represented by Florence Séjourné	Director	2010(5)		2022
Jean-François Tiné	Director	2020	(6)	2022

(1)

As member of the former executive board of our company and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017 and elected as chairman and chief executive officer of our company. Mr. Mouney resigned as chief executive officer of our company in September 2019 but continues to serve as chairman of our board of directors.

(2)	As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017 and elected as vice chairman.
(3)	As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017.
(4)

As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017. He resigned as a director on February 26, 2021 but will remain as an observer on the Board of Directors until the 2022 Shareholders Meeting.

(5)

Biotech Avenir SAS was appointed to the former supervisory board for the first time on incorporation of the company on September 15, 1999. Ms. Séjourné has been its permanent representative since 2010, first to the former supervisory board and later to the board of directors of our company.

(6)

Appointed by the Board of Directors on February 26, 2021 to replace Philippe Moons on the Board of Directors.  His appointment is subject to approval by the Shareholders' Meeting to be convened to approve the financial statements for the period ended December 31, 2020 and if approved, he will serve out the remainder of the term of Philippe Moons which will end at the shareholders meeting called to approve the financial statements for the year ended December 31, 2021 to be held in 2022.

In 2020, the Board of Directors met 14 times, with an average participation rate of 98 % of Board members.

The average participation rates for each Board member at Board of Directors’ meetings was:

Mr. Jean-François Mouney : 100% ;

Mr. Xavier Guille des Buttes: 100% ;

Mr. Eric Baclet : 100%

SAS Biotech Avenir (represented by Ms. Florence Séjourné) : 100% ;

Mr. Frédéric Desdouits : 100% ;

Ms. Katherine Kalin: 100%

Ms. Catherine Larue : 93% ;

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

Audit Committee.  Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Ms. Anne-Hélène Monsellato, Mr. Xavier Guille de Buttes and Mr. Eric Baclet (who replaced Mr. Philippe Moons starting February 26, 2021) currently serve on our audit committee. Ms. Monsellato is the chairperson of our audit committee. Our board has determined that each member is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Monsellato is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members qualifies as financially sophisticated under the applicable Nasdaq listing rules. The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis.

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

•

monitoring of the effectiveness of the internal control and risk management systems, as well as of the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information, without it undermining its independence. If necessary, it alerts the board of directors in the event of an irregularity or anomaly identified in the company’s financial statements or control procedures. The audit committee assists the board of directors in drafting the report on internal control;

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

In 2020, the audit committee met five times, with an average participation rate of 100% of committee members.

Nomination and Compensation Committee.  Mr. Xavier Guille des Buttes, Dr. Catherine Larue, Mr. Eric Baclet and Mr. Jean-François Mouney currently serve on our nomination and compensation committee. Mr. Guille des Buttes is the chairperson of our nomination and compensation committee.

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

•

assess the status of each of its board members relative to other relations they might have with our company, which may compromise his or her free judgment or trigger potential conflicts of interest with us; the nomination and compensation committee must also organize a procedure to select future independent members of the Board of Directors; and

•

make proposals to the board of directors concerning the elements of compensation or benefits granted to senior executives, corporate officers and senior management, including directors’ attendance fees and salaries, allowances or remuneration of any kind that such persons may receive under an employment contract or company contract with our company, the indemnities and benefits due upon termination of their employment, function or subsequent to this, the allocation of warrants or stock options or the free shares, or any form of long-term incentive in the capital of the company. In this respect, the nomination and compensation committee assesses the scale of the compensation offered by the company in comparison with those practiced on the market and gives its recommendations to the board of directors on the remuneration levels and the breakdown between the various elements of the compensation, as well as the changes in compensation that may be proposed by the company to its senior management and corporate officers.

In 2020, the Nomination and Compensation Committee met six times, with an average participation rate of 100% of committee members.

Strategy and Alliances Committee. Mr. Jean-François Mouney, Mr. Xavier Guille des Buttes, Mr. Frédéric Desdouits, Ms. Katherine Kalin and Mr. Jean-François Tiné (since his appointment to the Board of Directors on February 26, 2021) currently serve on our strategy and alliances committee.  Mr. Jean-François Mouney is chairman of our strategy and alliances committee.

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

In 2020, the alliances committee met five times, with an average participation rate of 100% of committee members.

D.	Employees

As of December 31, 2020, we had 130 employees. Of these employees, 82 were engaged in research and development and services related to research and development activities, 43 were engaged in administration and management, which includes finance, investor relations, information systems, human resources and legal, and 5 were engaged in marketing and commercial activities.

Of these 130 employees, 117 were employed by Genfit S.A. and 13 were employed by our U.S. subsidiary, Genfit Corp. Employees employed by Genfit Corp. were mainly based in our Cambridge, Massachusetts office.

Following the results of the RESOLVE-IT trial, at the end of 2020, we initiated a reorganization and reduction in force plan (plan de sauvegarde de l’emploi or “PSE”) in France, subject to the information and consultation procedure with the Economic and Social Committee of the Company, and reached an agreement with the representative union, which was approved by the French labor board or DIRECCTE in November 2020.

This reorganization aimed to reduce the number of employees to reach a headcount of about 130 employees as of December 31, 2020, with most departures taking place on December 28, 2020.

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

The following table sets forth, as of April 1, 2021, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•	each member of our senior management;
•	each of our directors; and
•	all of our senior management and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest by June 1, 2021, the date that is 60 days after April 1, 2021, and stock options and warrants that are currently exercisable or exercisable by June 1, 2021. Shares subject to options and warrants currently exercisable or exercisable by June 1, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Shares subject to free shares and stock options are not included, as no free shares nor stock options are currently vested because the requisite performance conditions have not been met.

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

Our calculation of the percentage of beneficial ownership is based on 45,750,250 of our ordinary shares outstanding as of April 13, 2021.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Genfit S.A., Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage

Significant Shareholders:
Biotech Avenir SAS(1)	1,888,618[1]	4.13%
Directors and Senior Management:
Jean-François Mouney(2)	1,944,453	4.25%
Pascal Prigent(3)	17,403	*
Dean Hum, Ph.D(4)	33,303	*
Nathalie Huitorel(5)	33,600	*
Carol Addy	0	-
Jean-Christophe Marcoux(6)	14,822	*
Suneil Hosmane(7)	4,354	-
Laurent Lannoo(8)	23,637	*
Thomas Baetz	0	-
Pascal Caisey	0	-
Philippe Motté	0	-
Stefanie Magner(9)	12,758	*
Xavier Guille Des Buttes(10)	6,842	*

Name of Beneficial Owner	Number of Ordinary Shares	Percentage

Catherine Larue, Ph.D(11)	5,000	*
Anne-Hélène Monsellato(12)	5,000	*
Frédéric Desdouits(13)	5,111	*
Florence Séjourné	0	-
Philippe Moons(14)	5,310	*
Katherine Kalin	5,000	*
Eric Baclet	1,200	*
Jean-François Tiné	0	-
All directors and senior management as a group (21 persons)(15)	2,117,793	4,6%

*	Represents beneficial ownership of less than 1%
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

(2)	Consists of 1,913,213 ordinary shares, of which 1,888,618 shares are held directly by Biotech Avenir, 31,240 stock options that are exercisable within 60 days of April 1, 2021.
(3)	Consists of 10,740 ordinary shares and 6,699 stock options that are exercisable within 60 days of April 1, 2021.
(4)	Consists of 6,124 ordinary shares and 27,179 stock options that are exercisable within 60 days of April 1, 2021.
(5)	Consists of 9,126 ordinary shares and 24,474 stock options that are exercisable within 60 days of April 1, 2021.
(6)	Consists of 2,200ordinary shares and 12,622 stock options that are exercisable within 60 days of April 1, 2021.
(7)	Consists of 4,354 stock options that are exercisable within 60 days of April 1, 2021.
(8)	Consists of 9,036 ordinary shares and 14,601 stock options that are exercisable within 60 days of April 1, 2021.

(9)  Consists of 1,540 ordinary shares and 11,218 stock options that are exercisable within 60 days of April 1, 2021.

(10)	Consists of 1,842 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2021.
(11)	Consists of 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2021.
(12)	Consists of 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2021.
(13)	Consists of 111 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2021.
(14)	Consists of 310 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2021.
(15)	Includes 1,888,618 shares held directly by Biotech Avenir.

Significant Changes in Percentage Ownership

There were no significant changes in the percentage ownership held by our principal shareholders during the year ended December 31, 2020.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years.  Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2020, to the best of our knowledge, 1,380,910 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 18 shareholders of record in the United States, including The Bank of New York Mellon, the depositary of our ADR program. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2020, we have engaged in the following transactions with our directors, senior management and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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

Biotech Avenir

Biotech Avenir SAS, our holding company, holds 4.13% of our share capital and 7.78% of our voting rights, as of April 13, 2021. Mr. Mouney, the Chairman of our board of directors and, until September 2019, our Chief Executive Officer, is also Chairman of the Management Committee of Biotech Avenir and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir on our board of directors, is also member of the Management Committee of Biotech Avenir and holds 9.9% of its share capital. The registered office of Biotech Avenir is located at the same address as our principal executive offices, without charge to Biotech Avenir.

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

The endowment fund’s board of directors voted to dissolve the fund on December 31, 2020, and in that context, before the final bank fees related to its dissolution, the endowment fund has a positive balance of €17,000. These funds will be transferred to the Fondation de France or any other association in the field healthcare and which is a registered as a charity.

The registered office of The NASH Epidemiology Institute was located at the same address as our principal executive offices, without charge to The NASH Epidemiology Institute.

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

Agreement with PCAS Group

Mr. Frédéric Desdouits, member of the Genfit Supervisory Board, then Board of Directors, since June 2014 , was appointed CEO of PCAS Group in March 2019.  Elafibranor’s active principal ingredient has been made by a PCAS Group production unit since 2013, and as of March 2019, when Mr. Desdouits became PCAS Group’s CEO, PCAS Group became a related party as defined by IAS 24.9. In January 2020, we and PCAS Group entered into a memorandum of understanding for PCAS Group to carry out certain additional tasks in relation to elafibranor, including setting up a second manufacturing source for the active ingredient used in the composition of elafibranor. In March 2020, Mr. Desdouits resigned from his position as CEO of PCAS Group, following which PCAS Group is no longer a related party. The cost to carry out technology transfers between the current manufacturing unit and the second source, for an amount of €0.25 million was to be borne by PCAS, except in case of termination of the RESOLVE-IT clinical trial. Due to the decision to terminate the RESOLVE-IT clinical trial in 2020, these costs were included in the closing costs of the study that were recognized in 2020.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 24 of our consolidated financial statements for the year ended December 31, 2020 appended to this annual report.

On May 14, 2020, following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the RESOLVE-IT trial, a purported shareholder class action complaint, captioned Schwartz v. Genfit S.A. et al., was filed in state court in the Commonwealth of Massachusetts, naming us, our board of directors and certain members of our senior management as defendants. The complaint alleged that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws. The complaint sought unspecified compensatory damages. In October 2020, the plaintiff voluntarily withdrew its action filed in state court in the Commonwealth of Massachusetts.

However, in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In March 2021, we and the other defendants filed a motion to dismiss the claims before state court in the States of New York and we and the other defendants intend to vigorously defend this action. The financial impact of the claim cannot be quantified at this stage.

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

Our ADS have been listed on the Nasdaq Global Select Market under the symbol “GNFT” since March 27, 2019. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “GNFT” since 2006. Prior to that date, there was no public trading market for our ordinary shares. Our convertible bonds (OCEANE) have been traded on Euronext Access in Paris under the symbol “GNFAA” since October 16, 2017.

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

For additional information on our material contracts, please see Note 4.4.2 to the consolidated financial statements for the year ended December 31, 2019 included in our 2019 Annual Report on Form 20-F, as well as “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this annual report.

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

The following describes material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses these tax considerations only for U.S. holders that will hold such ADSs as capital assets (generally, property held for investment). This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

Please also note that the following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts2. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities (including ADSs).

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

Financial Transactions Tax and Registration Duties

Pursuant to Article 235 ter ZD of the French tax code (Code général des impôts, the “FTC”), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that, broadly, the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities on an annual basis in their official guidelines. Pursuant to the official guidelines BOI-ANNX-000467 issued on December 30, 2020, we are currently not included in such list.

[1]

In 2011, France introduced a comprehensive set of tax rules applicable to French assets that are held by or in foreign trusts (e.g. subject to certain conditions, (i) inclusion of trust real estate assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax (impôt sur la fortune immobilière), (ii) application of French gift and death duties to French assets held in trust, (iii) specific tax on capital on the French real estate assets of foreign trusts not already subject to the French real estate wealth tax (impôt sur la fortune immobilière), and French tax reporting and disclosure obligations.

Moreover, Nasdaq Global Select Market, on which ADSs are listed, is not currently acknowledged by the AMF but this may change in the future.

As a consequence, neither the ADSs nor the ordinary shares are currently within the scope of the French tax on financial transactions.

Purchases of our securities may be subject to such tax in the future provided that our market capitalization exceeds 1 billion euros as of December 1 of the taxation year and that the Nasdaq Global Select Market is acknowledged by the AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the French Monetary and Financial Code are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. As ordinary shares of our company are listed on Euronext Paris, which is an organized market within the meaning of the French Monetary and Financial Code, their transfer should be subject to uncapped registration duties at the rate of 0.1% in case of the existence of a written statement (“acte”) and provided that Article 235 ter ZD of the FTC is not applicable. Although there is no case law or official guidelines published by the French tax authorities on this point, transfer of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Tax on Sale or Other Disposals

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder domiciled, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC, except for those mentioned in paragraph 2 bis-2° of the same Article, should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the Treaty.

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not domiciled, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC, except for those mentioned in paragraph 2-bis-2°) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate (1) of 12.8% for individuals and (2) 26.5% for fiscal years beginning on or after January 1st, 2021 and 25% for fiscal years beginning on or after January 1st, 2022, for legal persons. Special rules apply to U.S. holders who are residents of more than one country.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 26.5% for fiscal years beginning on or after January 1st, 2021 and 25% for fiscal years beginning on or after January 1st, 2022, for payments benefiting legal persons which are not French tax residents, and (ii) 12.8% for payments benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC (except for those mentioned in paragraph 2-bis-2°), will generally be subject to French withholding tax at a rate of 75%, save for the safe-harbor provisions. However, eligible U.S. holders which are legal entities and entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 26.5% (to be decreased to 25% in 2022) or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•

such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20 dated September 12, 2012; or

•

the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 26.5% (to be decreased to 25% in 2022), or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC - except for those mentioned in paragraph 2 bis-2°), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides through the French paying agent, the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 26.5% (to be decreased to 25% in 2022) or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.

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

Distributions.  Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance in this regard. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to continue to fluctuate. Therefore, fluctuations in the market price of our ordinary shares or ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our offerings. Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, we believe that we were classified as a PFIC for the taxable year ended December 31, 2020.Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

Notwithstanding our belief that we were classified as a PFIC for the taxable year ended December 31, 2020, we do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections for such taxable year or any other taxable year for which we are if we were treated as a PFIC. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders and (and prospective U.S. holders) are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

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

Foreign Currency Exchange Risk

We use the euro as our functional currency and the majority of our operations are denominated in euros. However, a significant portion of our operating expenses is denominated in U.S. dollars, as well as a significant portion of our cash and cash equivalent and as result, we may be exposed to foreign currency risk. For the year ended December 31, 2020, expenses in U.S. dollars totaled $47.3 million based on the exchange rate in effect at December 31, 2020. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €4.3 million for the year. For the year ended December 31, 2020, we realized a foreign exchange rate loss of €13.5 million, although any such historical gains or losses do not predict the future impact of exchange rate risk.

In the future, and in particular with respect to our clinical trials, we will continue to have a significant number of transactions denominated in currencies other than the euro or indirectly exposed to currency risk, which will continue to have exposure to this risk.

During 2020, we did not use any specific hedging arrangements in light of the decision to keep a significant part of our cash and cash equivalents in U.S dollars.

See also Note 5.1 “Foreign Exchange Risk” to the consolidated financial statements for the year ended December 31, 2020.

Interest Rate Risk

We are exposed to interest rate risk related to our cash and cash equivalents. We had cash and cash equivalents of €171 million as of December 31, 2020, which consisted of bank accounts and short-term deposits. These interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income in comparison to the average balance have not been significant.

We had net outstanding debt of €169.6 million as of December 31, 2020 in the form of convertible loans, which loans accrue interest at a fixed rate of 3.5% and for which the nominal amount is €180 million. In January 2021, we finalized the renegotiation of our convertible loan to extend their maturity by 3 years to 2025 and increase the conversion ratio from 1 share per bond to 5.5 shares per bond. GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. Following conversion of OCEANEs into shares up until April 13, 2021, which led to the creation of 6,886,871 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.1 million, with approximately €57.2 million nominal amount outstanding as of April 13, 2021. For more information, see Note 2.2 to the consolidated financial statements for the year ended December 31, 2020.

We also had outstanding at December 31, 2020 a total of €3.2 million in conditional advances from BPI France, €10.1 million of obligations under leases and €1.5 million of loans from commercial banks. The advances from BPI France are generally non-interest bearing or carry interest at fixed rates, and the bank loans all carry fixed interest rates. In the ordinary course of business, we may enter into contractual arrangements to reduce our exposure to interest rate risks. We do not believe that a 10% change in interest rates would have a significant impact on our consolidated financial statements.

Credit Risk

We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.

Liquidity Risk

Although we were profitable in our early years of development, as a result of profits from our co-research alliances with certain pharmaceutical companies, we have not been profitable in the past 14 years and we have never generated profits from product sales. We do not expect to be profitable in the foreseeable future. We have incurred operating losses and negative cash flows from operations since inception. We incurred net losses of €79.5 million, €65.1 million and €101.2 million during the years ended December 31, 2018, 2019 and 2020, respectively, and had an accumulated deficit of €158.9 million, €238.3 million and €303.6 million as of December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was €56.1 million, €47.7 million and €96.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.

We have primarily funded these losses through equity financings, and by obtaining public assistance in support of innovation and reimbursements of research tax credit. We have devoted substantially all of our resources to our research and development efforts relating to our drug candidates and diagnostic program, in which we are developing a new IVD test to identify patients with nonalcoholic steatohepatitis, or NASH, who may be appropriate candidates for drug therapy, including conducting clinical trials of our drug candidates, providing general and administrative support for our operations, protecting our intellectual property and engaging in activities to prepare for the potential commercialization of our drug candidates and IVD test. We do not yet have any products approved for sale and have not generated any revenues from product sales.

As of December 31, 2020, we had €171.0 million in cash and cash equivalents, compared to €276.7 million in cash and cash equivalents as of December 31, 2019 and €207.2 million in cash and cash equivalents as of December 31, 2018. As of December 31, 2020, net cash was €14.6 million (calculated as cash and cash equivalents, minus the book value of the convertible bonds (OCEANE) and current and non-current financial liabilities, compared to € 93.1 million and €37.6 million at December 31, 2019 and 2018 respectively (see the table below). Although it is difficult to predict future liquidity requirements, and taking into consideration the renegotiation of the convertible debt in January 2021, we believe that our existing cash and cash equivalents as of December 31, 2020 will be sufficient to fund our operations for at least the next 12 months.

DETAIL OF CALCULATION OF NET CASH	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Cash and cash equivalents	207,240	276,748	171,029
Current convertible loans	(1,312)	(1,312)	(1,313)
Other current loans and borrowings	(1,848)	(3,226)	(3,035)
Non-current convertible loans	(159,176)	(164,142)	(169,470)
Other non-current loans and borrowings	(7,255)	(14,939)	(11,873)
Net cash	37,647	93,129	(14,662)

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

In October 2017, we issued convertible bonds for gross proceeds of €180.0 million. The convertible bonds carry a fixed interest rate of 3.5%, with an effective interest rate of 7.2%, payable semi-annually in arrears in April and October.

On November 23, 2020, we presented to all OCEANE bondholders a two-prong renegotiation offer:

•A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and

•An amendment of the terms of the remaining OCEANEs to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 shares per bond).

At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer.

Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT.

Following conversion of OCEANEs into shares up until April 13, 2021, which led to the creation of 6,886,871 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.1 million, with approximately €57.2 million nominal amount outstanding as of April 13, 2021.

For more information please see Notes 2.3 “Renegotiation of the convertible bond debt (OCEANEs)” and 12.1 “Breakdown of convertible loan” in the Notes to the consolidated financial statements for the year ended December 31, 2020.

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

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on the framework in “Internal Control - Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as December 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

Other than the implementation and formalization of controls to comply with the COSO 2013 framework for internal controls over financial reporting, which was initiated in 2019, there has been no change in our internal control over financial reporting during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
(in € thousands)	2019	2020
Audit Fees	1,388	462
Audit-Related Fees	35	30
Tax Fees	—	—
Other Fees	—	—
Total	1,423	492

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

There were no “Tax Fees” or “Other Fees” billed or paid during 2019 or 2020.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-67 of this annual report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.2*	Articles of Association of GENFIT S.A. (English translation)

2.2	Deposit Agreement	F-6	333-230265	4.2	03/14/19

2.3	Form of American Depositary Receipt	F-6	333-230265	4.3	03/14/19

2.4*	Description of Securities

4.1†	Summary of 2016 BSAAR Plan	F-1	333-229907	10.2	02/27/19

4.2†	Summary of 2017 BSA Plan	F-1	333-229907	10.1	02/27/19

4.3†	Summary of 2019 BSA Plan	20-F	001-38844	4.3	05/27/2020

4.4†	Summary of 2016, 2017 and 2018 Free Shares (AGA) Plans	F-1	333-229907	10.4	02/27/19

4.5†	Summary of 2019 Free Shares (AGA) Plan	20-F	001-38844	4.5	05/27/2020

4.6†	Summary of 2016, 2017 and 2018 Share Option Plans	F-1	333-229907	10.3	02/27/19

4.7†	Summary of 2019 Share Option Plans	20-F	001-38844	4.7	05/27/2020
4.8*	Summary of 2020 Share Option Plans

4.9	Summary of Lease Agreement (English translation)	F-1	333-229907	10.5	02/27/19

4.10#	Collaboration and License Agreement between the registrant and Terns Pharmaceuticals, Inc., dated June 24, 2019	20-F	001-38844	4.9	05/27/2020

8.1	Subsidiaries of GENFIT S.A.	F-1	333-229907	21.1	02/27/19

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENFIT S.A.

By:	/s/ Pascal Prigent
Pascal Prigent
Chief Executive Officer

Date:  April 23, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Genfit S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Genfit S.A. (“the Group”) as of December 31, 2018, 2019 and 2020, the related consolidated statements of operations, other comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Note 4.7 to the consolidated financial statements, the Group changed its method of accounting for leases under IFRS 16 as of January 1, 2019.

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

/s/ ERNST & YOUNG et Autres

We have served as the Group’s auditors since 1999

Paris, France

April 23, 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(amounts in thousands of euros)

* The Group applied IFRS 16 “Leases” from January 1, 2019 using the modified retrospective method, and therefore, the comparative information for 2018 has not been restated. The impact of this application is presented in note 4.7 Application of the new IFRS 16 standard.

ASSETS		As of
(in € thousands)	Notes	2018/12/31	2019/12/31	2020/12/31
		(*)
Current assets
Cash and cash equivalents	6.	207,240	276,748	171,029
Current trade and others receivables	9.	8,794	12,033	11,919
Other current assets	11.	2,078	1,968	1,765
Inventories	6.9.	4	4	4
Total - Current assets		218,116	290,753	184,717
Non-current assets
Intangible assets	7.	796	920	791
Property, plant and equipment	8.	7,764	16,453	11,648
Other non-current financial assets	10.	1,313	1,727	1,458
Deferred tax assets	22.	—	—	—
Total - Non-current assets		11,362	19,099	13,897
Total - Assets		229,478	309,853	198,614

SHAREHOLDERS' EQUITY AND LIABILITIES		As of
(in € thousands)	Notes	2018/12/31	2019/12/31	2020/12/31
Current liabilities
Current convertible loans	12.	1,312	1,312	1,313
Other current loans and borrowings	12.	1,848	3,226	3,035
Current trade and other payables	14.	35,974	36,917	25,564
Current deferred income and revenue	6.12.	1	139	124
Current provisions	15.	112	2,061	1,031
Total - Current liabilities		39,248	43,657	31,067
Non-current liabilities		—	—	—
Non-current convertible loans	12.	159,176	164,142	169,470
Other non-current loans and borrowings	12.	7,255	14,939	11,873
Non-current trade and other payables	14.	(0)	450	451
Non-current employee benefits	16.	1,085	1,408	1,148
Deferred tax liabilities	22.	1,773	1,193	767
Total - Non-current liabilities		169,291	182,132	183,709
Shareholders' equity		—	—	—
Share capital	17.	7,796	9,715	9,722
Share premium		251,554	377,821	379,057
Retained earnings (accumulated deficit)	—	(158,897)	(238,340)	(303,629)
Currency translation adjustment	6.17.	6	14	(92)
Net profit (loss)	-	(79,521)	(65,144)	(101,221)
Total shareholders' equity - Group share		20,939	84,065	(16,162)
Non-controlling interests	-	—	—	—
Total - Shareholders' equity		20,939	84,065	(16,162)
Total - Shareholders' equity & liabilities		229,478	309,853	198,614

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of euros, except per share data)

		Year ended
(in € thousands, except earnings per share data)	Notes	2018/12/31	2019/12/31	2020/12/31
		(*)
Revenues and other income
Revenue	2.2.	69	30,839	765
Other income	18.	7,425	10,122	6,993
Revenues and other income		7,494	40,961	7,758
Operating expenses and other operating income (expenses)
Research and development expenses	19.	(67,024)	(66,170)	(59,097)
General and administrative expenses	19.	(9,076)	(17,265)	(14,270)
Marketing and market access expenses	19.	(717)	(13,708)	(11,216)
Reorganization and restructuring expenses	19.	—	—	(5,308)
Other operating income (expenses)	19.	(162)	(1,649)	(764)
Operating income (loss)		(69,484)	(57,832)	(82,897)
Financial income	21.	728	5,221	6,544
Financial expenses	21.	(11,118)	(13,110)	(25,296)
Financial profit (loss)		(10,391)	(7,889)	(18,752)
Net profit (loss) before tax		(79,875)	(65,721)	(101,649)
Income tax benefit (expense)	22.	354	576	428
Net profit (loss)		(79,521)	(65,144)	(101,221)
Attributable to owners of the Company		(79,521)	(65,144)	(101,221)
Attributable to non-controlling interests		—	—	—
Basic and diluted earnings (loss) per share
Basic and diluted earnings (loss) per share (€/share)	23.	(2.55)	(1.76)	(2.60)
*

The Group applied IFRS16 ”Leases” from January 1, 2019 using the modified retrospective method and therefore, the comparative information for 2018 has not been restated . The impact of this application is presented in note 4.7

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

(amounts in thousands of euros)

		Year ended
(in € thousands)	Notes	2018/12/31	2019/12/31	2020/12/31
		(*)
Net profit (loss)		(79,521)	(65,144)	(101,221)
Actuarial gains and losses net of tax	16.	(31)	(168)	196
Other comprehensive income (loss) that will never be reclassified to profit or loss		(31)	(168)	196
Exchange differences on translation of foreign operations		14	8	(106)
Other comprehensive income (loss) that are or may be reclassified to profit or loss		14	8	(106)
Total other comprehensive income (loss)		(79,537)	(65,304)	(101,131)
Attributable to owners of the Company		(79,537)	(65,304)	(101,131)
Attributable to non-controlling interests		—	—	—

*

The Group applied IFRS16 ”leases” from January 1, 2019 using the modified retrospective method, and therefore, the comparative information for 2018 has not been restated. The impact of the application is presented in note 4.7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands of euros)

	Year ended	Year ended	Year ended
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
	(*)
Cash flows from operating activities
+ Net profit (loss)	(79,521)	(65,144)	(101,221)
+ Non-controlling interests	—	—	—
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets	1,819	3,263	3,559
+ Impairment and provision for litigation	(208)	357	3,015
+ Expenses related to share-based compensation	787	1,657	1,236
- Gain on disposal of property, plant and equipment	(2)	(19)	80
+ Net finance expenses (revenue)	10,971	11,437	10,335
+ Income tax expense (benefit)	(354)	(576)	(428)
+ Other non-cash items including Research Tax Credit litigation	0	1,702	(1,818)
Operating cash flows before change in working capital	(66,507)	(47,324)	(85,242)
Change in:
Decrease (increase) in trade receivables and other assets	(724)	(1,640)	318
(Decrease) increase in trade payables and other liabilities	11,056	1,284	(11,447)
Change in working capital	10,332	(356)	(11,129)
Income tax paid	93	—	—
Net cash flows used in operating activities	(56,081)	(47,680)	(96,371)
Cash flows from investment activities
- Acquisition of property, plant and equipment	(2,938)	(2,030)	(900)
+ Proceeds from disposal of / reimbursement of property, plant and equipment	3	2,517	—
- Acquisition of financial instruments	(1,050)	(160)	(66)
Net cash flows provided by (used in ) investment activities	(3,986)	327	(966)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	—	126,486	7
+ Proceeds from subscription / exercise of share warrants	37	43	—
+ Proceeds from new loans and borrowings net of issue costs	1,800	—	—
- Repayments of loans and borrowings	(2,000)	(6)	207
- Payments of lease debts	—	(1,877)	(2,150)
- Financial interests paid (including finance lease)	(6,351)	(7,785)	(7,762)
+ Financial interests received	—	—	1,442
Net cash flows provided by (used in ) financing activities	(6,514)	116,860	(8,256)
Increase (decrease) in cash and cash equivalents	(66,580)	69,508	(105,593)
Cash and cash equivalents at the beginning of the period	273,820	207,240	276,748
Effects of exchange rate changes on cash	—	—	(126)
Cash and cash equivalents at the end of the period	207,240	276,748	171,029

*

The Group applied IFRS16 “leases” from January 1,2019 using the modified retrospective method, and therefore, the comparative information for 2018 has not been restated. The impact of the application is presented in note 4.7

     Impairment and provision for litigation : please see note 8 “property, plant and equipment” and note 15 “provisions”.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of euros, except for number of shares)

	Share capital				Retained			Total
					earnings	Currency	Net	shareholders'	Non-	Total
	Number	Share	Share	Treasury	(accumulated	translation	profit	equity	controlling	shareholders'
(in € thousands)	of shares	capital	premium	shares	deficit)	adjustment	(loss)	Group share	interests	equity
As of January 1, 2018	31,166,437	7,792	251,932	(127)	(102,404)	(8)	(55,728)	101,457	—	101,457
Net profit (loss)							(79,521)	(79,521)		(79,521)
Other comprehensive income (loss)					(31)	14		(17)		(17)
Total comprehensive income (loss)	—	—	—	—	(31)	14	(79,521)	(79,537)	—	(79,537)
Allocation of prior period profit (loss)					(55,728)		55,728	—		—
Capital increase	17,484	4	(1,201)		(4)			(1,201)		(1,201)
Equity component of OCEANE net of deferred taxes			—					—		—
Share-based compensation			787					787		787
Treasury shares				(603)				(603)		(603)
Other movements			37					37		37
As of December 31, 2018	31,183,921	7,796	251,554	(730)	(158,167)	6	(79,521)	20,939	—	20,939
Net profit (loss)							(65,144)	(65,144)		(65,144)
Other comprehensive income (loss)					(168)	8		(160)		(160)
Total comprehensive income (loss)	—	—	—	—	(168)	8	(65,144)	(65,304)	—	(65,304)
Allocation of prior period profit (loss)					(79,521)		79,521	—		—
Capital increase	7,674,696	1,919	124,567		(7)			126,479		126,479
Equity component of OCEANE net of deferred taxes			—					—		—
Share-based compensation			1,657					1,657		1,657
Treasury shares				252				252		252
Other movements			43					43		43
As of December 31, 2019	38,858,617	9,715	377,821	(478)	(237,862)	14	(65,144)	84,065	—	84,065
Net profit (loss)							(101,221)	(101,221)		(101,221)
Other comprehensive income (loss)					196	(106)		90		90
Total comprehensive income (loss)	—	—	—	—	196	(106)	(101,221)	(101,131)	—	(101,131)
Allocation of prior period profit (loss)					(65,144)		65,144	—		—
Capital increase	29,762	7	—		(7)			—		—
Equity component of OCEANE net of deferred taxes			—					—		—
Share-based compensation			1,236					1,236		1,236
Treasury shares				(333)				(333)		(333)
Other movements			—					—		—
As of December 31, 2020	38,888,379	9,722	379,057	(811)	(302,818)	(92)	(101,221)	(16,162)	—	(16,162)
*	As a reminder, the expenses incurred in 2018 and 2019 in relation to the Initial Public Offering are deducted from the share issue premium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euros, except for numbers of shares and per share amounts)

1.	THE COMPANY

Founded in 1999 under the laws of France, GENFIT S.A. (the "Company") is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative drugs and diagnostic tools in therapeutic areas of high unmet need due in particular to the lack of effective treatments or diagnostic solutions and/or the increase in patients worldwide.

The Company focuses its research and development (R&D) efforts on the potential marketing of therapeutic and diagnostic solutions to combat certain metabolic, inflammatory, autoimmune and fibrotic diseases affecting in particular the liver (such as Primary Biliary Cholangitis or PBC) and more generally gastroenterological diseases. The head office address is : 885 Avenue Eugène Avinée – 59120 Loos FRANCE

The consolidated financial statements of the Company include the financial statements of GENFIT S.A. and those of its wholly-owned subsidiaries: GENFIT CORP (U.S. subsidiary) and GENFIT PHARMACEUTICALS SAS (French subsidiary) (together referred to in these notes to the consolidated financial statements as "GENFIT" or the "Group" or “we “ or “us”).

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD

2.1	Termination of RESOLVE IT and the development program of elafibranor in NASH

In May 2020, the Company announced the results from the interim analysis of the RESOLVE-IT Phase 3 trial in adult patients with NASH. Elafibranor did not meet the predefined primary efficacy endpoint of NASH resolution without worsening of fibrosis, nor the secondary endpoints in the ITT population of 1,070 patients.

For the primary efficacy endpoint, the response rate in the 717 patients enrolled on the study drug was 19.2% for patients who received elafibranor 120mg compared to 14.7% for patients in the placebo arm, which was not statistically significant (N.S.). On the fibrosis key secondary endpoint, 24.5% of patients who received elafibranor 120mg achieved fibrosis improvement of at least one stage compared to 22.4% in the placebo arm (N.S.).

While the topline results do not support an application for accelerated approval of elafibranor by the FDA under Subpart H or conditional approval by the European Medicines Agency (“EMA”), the Company announced, also in May 2020, its intention to review in detail the full dataset and conduct additional analyses in order to understand why the placebo response rate was higher than what was expected before making a decision regarding continuation of the RESOLVE-IT trial.

On July 22, 2020, following the detailed review of the full RESOLVE-IT interim efficacy dataset, the Company determined that the investment needed to continue the trial was not justified, as it was unlikely to provide results that would be sufficient to support elafibranor for registration in NASH in the United States and Europe. The Company made an informed decision to prematurely terminate the study due to lack of efficacy but not due to safety concerns and announced that it would engage with the RESOLVE-IT investigators to expedite the trial termination process.

Following this decision, some of the studies that had been put on hold since the inception of the COVID-19 pandemic have not resumed. These decisions are unrelated to the COVID-19 pandemic nor to any concern with the safety of the Company’s drug candidate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD (Continued)

More specifically, the Phase 1 trials of the development program of elafibranor in NASH have been terminated early as sufficient data was available for the research goals, the only exception being the bioequivalence section of the bioequivalence and food interaction study, which has continued.

The Phase 2 trials of this program have also been terminated early, including the PK/PD trial in pediatric NASH and the hepatic lipid composition trial.

As such, the termination process of the RESOLVE-IT study, and more broadly, the termination of the development program of elafibranor in NASH, as analyzed under IAS37 and detailed hereafter, have had very significant impacts on the results of the 2020 period and will continue to impact those of the 2021 period (contracts). Besides, the termination of this development program has led the company to define a new strategy in September 2020 and to implement a series of financial measures, most significant of which are reduction in force plan, rationalization of building occupancy and renegotiation of the Company’s convertible bonds, which are discussed below.

Impact on subcontracting costs

The termination of the development program of elafibranor in NASH and the closing of the RESOLVE-IT study in particular involve external costs notably due to regulatory activities, expenses related to final patient visits, site closures, clinical data recording, finalizing the Clinical Study Report, updating the Trial Master File, and invoking a supply contract termination clause, etc.

Overall, the amount of contracting costs recognized in 2020 for the termination is €9.7 million, with a further €8 to 10 million estimated to be recognized in 2021.

The Company has completed an analysis of these costs to be incurred in 2021 (see estimate above) under IAS 37 and reached the following conclusion:

•

If the RESOLVE-IT study had not been initiated, Genfit would have needed to complete similar work (preparation of a drug safety file for elafibranor) to the work that will be completed in 2021 as part of the closing of the RESOLVE-IT study and bear the related costs for the needs of elafibranor in the PBC project (ELATIVE).

•

Therefore, and after detailed review, these costs can be tied to elafibranor in the PBC project, which, insofar as Genfit intends to complete it, may not be designated as onerous contract under IAS 37, and therefore were not provisioned in the 2020 accounts.

In keeping with this analysis, administrative fees and fees for the destruction of drug tablets were provisioned for €378 (see Note 15 “Provisions”) as they cannot be linked to the elafibranor program in PBC.

Impact on scientific equipment leased and owned

The Group has analyzed the impact of the closing of RESOLVE-IT and its decision to reorganize its activities on its scientific equipment. An inventory of the equipment that may be sold, kept as a spare, or disposed of, was completed.

Leased equipment

As the Group received the agreement of the lessor to purchase this equipment as well as an offer for its sale, an impairment loss of €503 has been recognized in 2020 in order to account for the estimated loss in comparison to the net book value of the rights of use of the asset.

Owned equipment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD (Continued)

As the Group received an offer for the sale of some of this equipment, an impairment loss of €363 has been recognized in 2020 in order to account for the estimated loss in comparison to the net book value.

For the impact on the fixed assets, which included analyzing which equipment will continue to be used and which equipment will be disposed of or sold, we have identified an impairment loss of € 866 Please see Note.8 “Property, Plant and Equipment”.

Premises

Part of the premises that we rent is no longer in use (offices in Paris and some laboratories at our headquarters in Loos); As part of the review under IAS 36, and since neither use nor sublease was under consideration in the near future, an impairment loss of the right of use €1,275 has been recognized (see Note 8 “Property, Plant and Equipment”). This amount includes an impairment loss for fixtures, fittings and improvements of €93.

Event after the reporting period related to leased premises: on March 29, 2021, we signed a negotiated agreement for early termination of our commercial lease for part of the office space we lease in Paris.  This agreement took effect on March 31, 2021, and in 2021, the lease liability will be adjusted.

Reorganization and reduction in force

At June 30, 2020 the Group had 203 employees on our sites based in Lille and Paris (France) and Cambridge (Massachusetts, USA). Following the disappointing results of the RESOLVE-IT trial, the Company has initiated a reorganization and reduction in force plan (plan de sauvegarde de l’emploi or “PSE”) in France, subject to the information and consultation procedure with the Economic and Social Committee of the Company, and reached an agreement with the representative Union, which was approved by the DIRECCTE in November 2020.

In total for the Group, this reorganization results in reducing the number of employees to a headcount of 130 employees as of December 31, 2020, with most departures taking place on December 28, 2020.

The costs related to this PSE are estimated at €1,850 and were the object of provisions (for support measures such as return-to-work bonuses, trainings, business start-up assistance and other such costs) and accruals (for notice periods, severance pay, and compensation for voluntary departure) in the 2020 accounts. They will be disbursed starting in January 2021 (see Notes 19.1 “Employee Expenses” and 15 “Provisions”).

2.2	Renegotiation of the convertible bond debt (OCEANEs)

OCEANEs buyback and amendments of terms

On November 23, 2020, GENFIT presented to all OCEANE bondholders its renegotiation offer involving two interdependent facets:

•	A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and
•	An amendment of the terms of the remaining OCEANEs allowing to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 common shares per bond).

The objectives of this renegotiation were:

•	Liquidity preservation for GENFIT’s operational functionality;
•	Reduction of the nominal amount of financial debt to be redeemed;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD (Continued)

•

Deferment of the remaining debt maturity date in line with the next milestones in GENFIT’s priority programs (Phase 3 development program of elafibranor in PBC and development of an IVD test in NASH based on NIS4 technology for diagnosis).

Within the context of this offer, GENFIT announced on December 7, 2020 that it had signed a bond repurchase agreements with OCEANEs holders to buyback a total of 2,895,260 OCEANEs (representing 47.6% of the outstanding OCEANEs and €85.7 million in nominal amount), for a total repurchase price of €47.48 million. The settlement of the OCEANEs partial buyback remained entirely contingent on the approval of the new terms of the OCEANEs by GENFIT shareholders and bondholders at meetings held in January 2021.

At December 31, 2020, GENFIT continues to categorize the debt component of the OCEANE under “Non-current loans and borrowings” corresponding to the contingent buyback commitment since GENFIT is under no obligation to payout the OCEANE within twelve months after the closing date.

The fees related to this renegotiation (financial advising, counsel fees, meeting costs, etc) are estimated at €2,400 of which €745 were incurred in 2020 and recognized in 2020. The other fees incurred in January 2021 will be recognized in the 2021 period.

Events after the reporting period, not affecting the financial statements closed at December 31, 2020

For the purposes of this part of the Note 2.2, amounts are provided in millions, or thousands of euros, as indicated, except for numbers of shares, per shares amounts and share capital.

Both the Shareholders’ and Bondholders’ Meetings took place on January 25, 2021, and approved the bond renegotiation offer described above.

Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT.

For the non-cancelled, renegotiated OCEANEs (i.e. 3,185,821 remaining OCEANEs), the maturity was extended to October 16, 2025 and the conversion ratio changed from 1 OCEANE for 1 share to 1 OCEANE for 5.5 shares. The nominal amount and the payout value of the remaining OCEANEs remains unchanged at €29.60 per bond.

This renegotiation operation of the OCEANE will be recognized in the 2021 consolidated accounts, as will be the derecognition of the full initial OCEANE as of January 25, 2021 against a payment of €47.48 million and the issuance at its fair value of 3,185,821 new amended OCEANEs.

As the conversion option for the new OCEANEs (2025 maturity) fits the definition of an equity instrument under IAS 32 (Financial Instruments: Presentation), the components of this new OCEANE (debt vs. equity) will be recognized separately on January 25, 2021, in accordance with the accounting rules and methods presented in Note 4.15 “Loans and Borrowings”. The fair value of a new amended OCEANE and its debt component have been estimated at January 25, 2021 respectively at €27.80 and €24.12. The difference between these two values results in the value of the conversion option that will be recognized in equity, i.e. €3.68 per OCEANE.

On the basis of fair values (of the OCEANE and its debt component) as explained above, a reduction of the amortized cost of the financial debt (OCEANE) of €94.8 million is expected at January 25, 2021 (removal of the initial debt of €171.6 million and recognition of the new debt of €76.8 million) in return for:

•	An increase in equity of €11.7 million before deferred taxes (corresponding to the recognition of the value of the conversion option of the amended OCEANE);

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD (Continued)

•	The payment of €47.5 million for the OCEANEs partial buyback; and
•	The recognition of financial gain (buyback bonus) of €35.6 million before tax.

Following the implementation of the partial buyback operation and the approval of the amendment of the terms of the OCEANEs, 552,238 of the new OCEANEs were subject to a request for share conversion at the end of January 2021. On February 4, 2021, given these conversion requests, a capital increase of €759,327.25 has been recognized, corresponding to the creation of 3,037,309 new shares. This conversion of 552,238 new OCEANEs will result in a reduction in financial debt for the Group of €13.32 million.

Following the implementation of the partial buyback operation and the approval of the amendment of the terms of the OCEANEs, 483,330 of the new OCEANEs were subject to a request for share conversion at the end of February 2021. On March 12, 2021, given these conversion requests, a capital increase of €664,578.75 has been recognized, corresponding to the creation of 2,658,312 new shares. This conversion of 483,330 new OCEANEs will result in a reduction in financial debt for the Group of €11.66 million.

Following the implementation of the partial buyback operation and the approval of the amendment of the terms of the OCEANEs, 216,591 of the new OCEANEs were subject to a request for share conversion at the end of March 2021. On April 13, 2021, given these conversion requests, a capital increase of €297,812.50 has been recognized, corresponding to the creation of 1,191,250 new shares. This conversion of 216,591 new OCEANEs will result in a reduction in financial debt for the Group of €5.22 million.

2.3	Signature of a second license agreement with Labcorp in September 2020

In September 2020, the Company has announced a new exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT (Laboratory Diagnostic Test) powered by NIS4™ technology for use in routine clinical diagnostic testing in the United States and Canada.

The main provisions of the contract include a transfer of technology and a right to use of its intellectual property.

Within the scope of the contract, the Company has received or may receive:

-	An initial payment at the first anniversary date of the contract;
-	Payments depending on the achievement of certain milestones; and
-	Royalties on the sales.

2.4	COVID-19

Major events in the period

A new coronavirus strain, COVID-19, was identified in Wuhan, China in December 2019. Since then, the COVID-19 coronavirus has spread to several countries, including countries where the Company is headquartered, countries in which the Company has clinical trials in progress, countries where it plans to conduct clinical trials and countries in which major subcontractors for carrying out its clinical trials and the production units of the active ingredient suppliers and therapeutic units of elafibranor, its most advanced drug candidate, are located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

2.	MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD (Continued)

The most significant impact of this unprecedented spread of COVID-19 has affected the Phase 3 clinical trial in PBC (ELATIVETM) and the deployment of the NIS4TM technology in NASH diagnostics:

•	Delay in launching Phase 3 in PBC, with the first patient recruitment in late 2020 instead of early 2020;
•	Likely impact on the recruitment speed for this Phase 3 trial, since a reinforced protocol has been established in order to protect patients and healthcare professionals;
•	Likely impact on the deployment speed of NIS4TM technology by our partner Labcorp/Covance, in the field of clinical research due to the potential delays in the relevant clinical trials.

Even though the COVID-19 pandemic has evolved rapidly, the plans of the Company were adjusted accordingly and the Company did not experience supply disruptions for its current or upcoming clinical trials.

All support activities related to the continuation of current studies or the inception of the planned new studies have been maintained in order to minimize potential delays when the COVID-19 pandemic crisis subsides.

2.5	Phase 3 trial evaluating elafibranor in PBC

In September 2020, the Company announced the completion of the first patient first visit in the ELATIVE Phase 3 trial in patients with PBC. Appropriate measures have been implemented, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ home, to ensure the safety of participants in the study. As of the date of the approval of the financials statements , enrolment is continuing, and new clinical research centers have been opened. We estimate that the recruitment period will span over 18 months instead of the 12 months that were expected before the COVID-19 pandemic.

3.	BASIS OF PRESENTATION

The Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS as adopted by the European Union at December 31, 2020. The comparative information presented reflect the year ended December 31, 2019 and the year ended December 31, 2020.

The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality and aggregation

These consolidated financial statements for the year ended December 31, 2020 were prepared under the responsibility of the Board of Directors that approved such statements on April 1, 2021.

The term IFRS includes International Financial Reporting Standards ("IFRS"), International Accounting Standards (the "IAS"), as well as the Interpretations issued by the Standards Interpretation Committee (the "SIC"), and the International Financial Reporting Interpretations Committee ("IFRIC").

The principal accounting methods used to prepare the Consolidated Financial Statements are described below.

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

The Group adopted IFRS 16 Leases on January 1, 2019.

With the exception of those mentioned below, the accounting policies applicable for the present consolidated annual financial statements are the same as those applied to the last consolidated annual financial statements.

The following new standards are applicable from January 1, 2020, but do not have any material effect on the Group’s financial statements for the year ended December 31, 2020.

•	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3),,
•	Amendment to IFRS 3: Definition of a Business,
•	Amendment to IAS 1 and IAS 8: Definition of the term “material”,
•	Amendment to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark reform– Phase 1

It should also be noted that the amendment to IFRS 16 related to rent concessions is not applicable, as no rent concession nor free rent has been requested by GENFIT for its lease agreements.

It must be noted that, following the release of the final decision by IFRS IC on December 16, 2019 related to the duration of lease agreements and its relation with the depreciation period for fixtures, fittings and improvements, the Group conducted an impact analysis regarding the implementation of this decision. This analysis mainly focused on the identification of possibly affected agreements, the collection of relevant information, notably regarding existing fixtures, fittings and improvements, and the determination of estimates to define the applicable duration, then the lease duration.

The IFRS IC decision was therefore applied, the analysis that was conducted concluding that there was no impact, and, as such, no significant consequences on the Group’s accounts.

3.2.	Standards, interpretations and amendments issued but not yet effective

The Group has not identified any standards or amendments issued and in force and anticipated as of January 1, 2020 that may have a significant impact on the Group's consolidated financial statements, notably:

-	Amendments to IAS 37 Onerous contracts – Cost of fulfilling a contract will become effective in 2022,
-	Amendment to IAS 1 Classification of Liabilities as Current or Non-current will become effective in 2023,
-	Amendment to IAS 1 Disclosure of Accounting Policies will become effective in 2023,
-	Amendment to IAS 8 Definition of Accounting Estimates will become effective in 2023,
-	Annual improvements,
-	Amendments to IFRS 4 Extension of the Temporary Exemption from Applying IFRS 9 is effective in 2021
-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 related to Interest Rate Benchmark Reform (phase 2) are effective in 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4.1.	Use of estimates and judgments

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

The estimates and underlying assumptions mainly relate to research tax credits (see Note 4.19.2, "Research tax credit", employee benefits (see Note 4.18, "Employee benefits"), leases (see Note 4.6 “Property, plant and equipment” and Note 4.7 “Leases”), share-based payments (see Note 20, "Share-based compensation"), accruals related to clinical trials (see Note 19, "Operating expenses", Note 2.1 “Termination of RESOLVE IT and the development program of elafibranor in NASH”) and convertible loans (see Note 12.1 "Breakdown of convertible loan").

When assessing going concern, the Group’s Board of Directors considers mainly the following factors:

The liquidity available at the statement of financial position date, the cash spend projections for next 12-month period as from the date of the financial statements are issued and the availability of other funding.

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

The assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the closing exchange rate. The income and expenses of foreign operations are translated into euros at the exchange rates effective at the transaction dates or using the average exchange rate for the reporting period unless this method cannot be applied due to significant exchange rate fluctuations.

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

The Group’s presentation currency is the euro, which is also the functional currency of GENFIT S.A. The functional currency of GENFIT CORP is the U.S. dollar.  The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	As of
Ratio : 1 US dollars (USD) = x euros (EUR)	2018/12/31	2019/12/31	2020/12/31
Exchange rate at period end	0.87336	0.89015	0.81493
Average exchange rate for the period	0.84758	0.89341	0.87755

4.4	Revenues from ongoing activities under client agreements

The Group’s accounting policies associated with revenue are as follows:

4.4.1.	IFRS 15

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

The Group signed an agreement with Terns Pharmaceuticals on June 24, 2019.  The Group’s accounting policies associated with this agreement are as follows:

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

Under IFRS 15, the allocation and recognition of revenue was determined as follows based on the fair value of each of the performance obligations:

•

The $35 million upfront payment was allocated to the license and the transfer of the existing know-how and related support to Terns Pharmaceuticals based on an estimate of the latter measured as the maximum estimated value  to be incurred by the Company’s employees and management for the support given to Terns Pharmaceuticals. On this basis, $34.9 million was recognized as revenue in 2019 and $0.1 million was deferred to future periods. No such revenue was recognized in 2020.

•

Development and Commercial Milestones Payments whose payment depends on the achievement of certain scientific, regulatory or commercial objectives, as provided in the contract, are variable compensation that will be recognized as revenue when the milestones are met.  No amounts were recognized in 2019 and 2020.

•

Royalties on commercial sales by Terns Pharmaceuticals will be recognized as revenue pursuant to information given to the Company by Terns Pharmaceuticals, under the terms and timeframes set out in the agreement.  No amounts were recognized in 2019 and 2020.

•	Revenue on Supply for drug product will be recognized based on the delivery of drug product to Terns Pharmaceuticals. No amounts were recognized in 2019 and revenue in 2020 is immaterial.

As part of this agreement, Genfit and Terns Pharmaceuticals will also undertake joint research and development projects in liver disease, including the development of elafibranor in combination with Terns Pharmaceuticals’ proprietary compounds. This collaboration agreement is only potential at the date of signing the license agreement and does not yet constitute a reciprocal commitment at December 31, 2020. It therefore has no accounting impact at this time.

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

and has a significant impact on the amount of lease debt and the "right of use" asset in the accounts. The amount of short term or low value leases which are not included in the IFRS 16 model is not material .

4.8.	Impairment of tangible assets, intangible assets and goodwill

The Company does not have any goodwill.

If indicators of impairment are identified, amortizable intangible assets and depreciable tangible assets are subject to an impairment test under the provisions of IAS 36, Impairment of Assets.

The Group has considered that the discontinued use of some equipment following the termination of RESOLVE-IT as well as the decision to no longer use part of the leased premises were indicative of an impairment loss requiring the completion of an impairment test of property, plant and equipment or of the rights of use recognized in the statement of financial position for this equipment and lease agreements.

The recovery value of an asset is the higher value between the value in use and the fair value less costs of divestment. The value in use is evaluated in relation to the future forecasted cash flows, discounted at current interest rates, before tax, which reflects the current market appreciation of the time value of money and the risks specific to the asset. In the present case, the recovery value of the tested assets corresponds to their fair value less costs of divestments.

The impacts related to the impairment of tangible assets and rights of use related to equipment and premises that are no longer in use due to the discontinuation of the RESOLVE-IT study are recognized in the consolidated statement of operations under “Reorganization and restructuring costs”.

4.9.Financial instruments

IFRS 9 “Financial Instruments” takes into account the following three aspects of booking financial instruments:

•	Classification and measurement;
•	Impairment and;
•	Hedge accounting.

Loans and borrowings are initially measured at fair value and subsequently recorded at amortized cost.

4.10.	Inventories

The Company recognizes inventories of laboratory consumables in connection with its former co-research agreements.

These inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

4.11.	Trade and other receivables

Trade and other receivables are recognized at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. Impairment losses on trade accounts receivable are estimated using the expected loss method, in order to take account of the risk of payment default throughout the lifetime of the receivables .

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

A gain or loss arising from a change in the fair value of a financial asset is recognized in other comprehensive income (loss) except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. At that time the cumulative gain or loss previously recognized in other comprehensive income (loss) is reclassified from equity to profit or loss as a reclassification adjustment.

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

The bonds convertible or exchangeable into new or existing shares (OCEANE—see Section 12.1, "Breakdown of convertible loan") are recognized as follows: in accordance with IAS 32, Financial Instruments—Presentation , if a financial instrument has different components and the characteristics indicate that some should be classified as liabilities and others as equity, the issuer must recognize the different components separately.

The liability component is measured, at the date of issuance, at its fair value on the basis of future contractual cash flows discounted at market rates (taking into consideration the issuer's credit risk) of a debt having similar characteristics but without the conversion option.

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

The liability component (after deduction of the pro rata portion of the transaction expenses attributed to the liability and the conversion option) is measured at amortized cost. A non-monetary interest expense, recorded in net loss is calculated using an effective interest rate to progressively bring the debt component up to the amount which will be repaid (or converted) at maturity. A deferred tax liability is calculated on the basis of this amount. The shareholders' equity component is not remeasured. See Note 2.2 “Renegotiation of the convertible bond debt (OCEANEs)” for the accounting to be applied in 2021 following the renegotiation.

4.16.	Trade and other payables

Trade and other payables are initially recognized at the fair value of the amount due. This value is usually the nominal value, due to the relatively short period of time between the recognition of the instrument and its repayment.

4.17.	Provisions

In accordance with IAS 37, Provisions Contingent Liabilities and Contingent Assets, provisions are recognized when the Group has a present obligation (legal, regulatory, contractual or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and of which the amount can be estimated reliably.

The amount recognized as a provision is the best estimate at the reporting date of the expenditure required to settle the present obligation.

Provisions are discounted when the time value effect is material.

A provision for reorganization is recognized when the Group has approved a formal and detailed plan for its reorganization and has either started to implement it or publicly disclosed it.

A provision for onerous contract is estimated at the actual value of the lowest expected cost of either the cancellation or the execution of the contract, the latter being established on the basis of the additional costs required to fulfill the obligations stipulated by the contract. Before a provision is established, the Group recognizes any impairment loss that occurred on the assets dedicated to this contract (see Note 2.1 “Termination of RESOLVE IT and the development program of elafibranor in NASH”).

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

4.20.	Research and development expenses

Research expenses are recorded in the financial statements as expenses (see Note 19, "Operating expense").

In accordance with IAS 38, Intangible Assets , development expenses are recognized as intangible assets only if all the following criteria are met:

•	Technical feasibility necessary for the completion of the development project;
•	Intention on the Group's part to complete the project and to utilize it;
•	Capacity to utilize the intangible asset;
•	Proof of the probability of future economic benefits associated with the asset;
•	Availability of the technical, financial, and other resources for completing the project; and
•	Reliable evaluation of the expenses attributed to the intangible asset during its development.

As of the date of these financial statements none of these criteria have been met.

4.21.	Classification of operating expenses

Research and development expenses include:

•	employee-related costs;
•	costs related to external employees seconded to the Company (such as clinical development, biometrics and IT…);
•	lab supplies and facility costs;
•	fees paid to scientific advisers and contracted research and development activities conducted by third parties;
•	intellectual property fees corresponding to the filing of the Group's patents and,
•	provision and reversals of provisions in relation to the Research Tax Credit dispute.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General and administrative expenses include:

•	employee-related costs for executive, business development, intellectual property, finance, legal and human resources and communications functions;
•	facility-related costs;
•	marketing, legal, audit and accounting fees;
•	press relations and communications firm fees;
•	the cost of external employees seconded to the Company (such as security, reception, and accounting..);
•	other service costs (recruitment, etc.);
•	intellectual property fees corresponding to the maintenance of the Group's patents.

Marketing and market access expenses include:

•	employee-related costs for marketing and business development functions;
•	marketing, and market access firm fees;

Extraordinary reorganization and restructuring expenses include:

•	the accruals and provisions recognized within the scope of the reduction in force plan;
•	the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization of GENFIT;
•	the impairment of the right of use of the leased equipment and premises,
•	the portion of the OCEANE renegotiation expenses recognized in 2020;
•	the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, do not have any future economic advantage for the PBC program.

4.22.	Share-based compensation

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

The Board of Directors and the Chief Executive Officer oversee the operations and manage the business as one segment with a single activity; namely, the research and development of innovative medicines and diagnostic solutions, the marketing of which depends on the success of the clinical development phase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

5.	FINANCIAL RISKS MANAGEMENT

The Group may be exposed to the following risks arising from financial instruments: foreign exchange risk, interest rate risk, liquidity risk and credit risk.

5.1.	Foreign exchange risk

The nature and exposure of the Group to currency risk has evolved. It had been anticipated that a growing portion of its operations would be denominated in US dollars, and the Group decided not to convert into euros the US dollar denominated cash it raised in its March 2019 IPO.  The Company expected to use cash held in US dollars to meet expenses denominated in this currency over the next few years.

Because of the decision to initiate the termination of the RESOLVE-IT trial (see note 2“Major Events in the Period and Events after the Reporting Period”), the Group has started to implement a cost savings plan in the second half of 2020 and will manage a smaller number of transactions denominated in foreign currencies or indirectly exposed to currency risk.

The increase in the overall exposure of the Company to this risk will depend, in particular, on:

•	the currencies in which the Group receives its revenues;
•	the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•	the location of clinical trials on drug or biomarker candidates;
•	the ability, for its co-contracting parties to indirectly transfer foreign exchange risk to the Company;
•	the Group’s foreign exchange risk policy; and
•	the fluctuation of foreign currencies against the euro.

During 2020, the Company did not use any specific hedging arrangements in light of the Company’s decision to leave a significant part of its cash and cash equivalents in US dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in U.S. dollars to a variation of 10% of the U.S. dollar against the euro in 2018, 2019 and 2020:

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10% of the US dollar against the euro	As of
(in € thousands or in US dollar thousands, as applicable)	2018/12/31	2019/12/31	2020/12/31
Cash and cash equivalents denominated in US dollars	1,188	153,438	111,221
Equivalent in euros, on the basis of the exchange rate described below	1,038	136,582	90,637
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	1,153	151,758	100,708
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	944	124,166	82,398

Sensitivity of the Group's expenses to a variation of +/- 10% of the US dollar against the euro	Year ended
(in € thousands or in US dollar thousands, as applicable)	2018/12/31	2019/12/31	2020/12/31
Expenses denominated in US dollars	9,613	40,355	47,277
Equivalent in euros, on the basis of the exchange rate described below	8,396	35,922	38,528
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	9,328	39,914	42,808
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	7,632	32,657	35,025

2020/12/31 : Equivalent in euros, on the basis of a 1 euro = 1,2271 US dollar ratio
2019/12/31 : Equivalent in euros, on the basis of a 1 euro = 1,12341 US dollar ratio
2018/12/31 : Equivalent in euros, on the basis of a 1 euro = 1,145 US dollar ratio

Cash, cash equivalents and financial assets	As of
(in € thousands or in US dollar thousands, as applicable)	2018/12/31	2019/12/31	2020/12/31
At origin, denominated in EUR
Cash and cash equivalents	206,199	139,863	80,391
Current and non current financial assets	1,303	1,614	1,391
Total	207,502	141,477	81,782
At origin, denominated in USD
Cash and cash equivalents	1,041	136,884	90,637
Current and non current financial assets	10	113	67
Total	1,051	136,997	90,704
Total, in EUR
Cash and cash equivalents	207,240	276,748	171,029
Current and non current financial assets	1,313	1,727	1,458
Total	208,553	278,474	172,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

5.FINANCIAL RISKS MANAGEMENT (Continued)

5.2.	Interest rate risk

As of December 31, 2020, the Group was only liable for governmental advances or conditional advances with no interest or interest at a fixed rate, generally below market rate, and for fixed-rate bank loans (the only variable-rate loan was repaid in 2017).

As of December 31, 2018, 2019 and 2020, the Group's financial liabilities totaled €169,593, €183,619, and €185,691 respectively (net of the equity component of the convertible loan and debt issue costs). Current borrowings are at a fixed rate. The Group's exposure to interest rate risk through its financial assets is also insignificant due to low market rates and since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars..

5.3.	Liquidity risk

The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), initially repayable for an nominal amount of €180 million on October 16, 2022 (see Note 12.1 “Breakdown of convertible loan”), government advances for research projects and bank loans. For conditional advances, reimbursement of the principal is subject to the commercial success of the related research project (see Note 12.2.1 “Refundable and conditional advances”).

The Company has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. On December 31, 2018, 2019 and 2020, the Group had €208,553, €278,474, and €172,486 respectively in cash and cash equivalents and other financial assets. The Company does not believe it is exposed to short-term liquidity risk. The Company believes that the Group's cash and cash equivalents and current financial instruments are sufficient to ensure its financing, in light of its current projects and obligations and of the renegotiation, effective in 2021, of its obligations pertaining to the OCEANE debt, including the extension of the maturity date, for at least the next twelve months.

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

The Group's policy is to manage this risk by transacting with third parties with good credit standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

6.	CASH AND CASH EQUIVALENTS

The main components of cash equivalents were:

•	UCITS and interest-bearing current accounts, available immediately;
•	Term accounts, available within the contractual maturities or by the way of early exit with no penalty; and
•	Negotiable medium-term notes, available with a quarterly maturity or by the way of early exit with no penalty.

These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value.

Cash and cash equivalents	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Short-term deposits	201,522	263,147	166,034
Cash on hand and bank accounts	5,718	13,601	4,995
TOTAL	207,240	276,748	171,029

Short-term deposits	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
UCITS	29,189	3,096	2,060
TERM ACCOUNTS	124,316	215,018	143,827
INTEREST-BEARING CURRENT ACCOUNT	48,017	45,033	20,147
TOTAL	201,522	263,147	166,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amount)

7.	INTANGIBLE ASSETS

Intangible assets consist mainly of office and administrative software as well as scientific software purchased by the Group.

The following tables show the variations in intangible assets for the years ended December 31, 2018, 2019 and 2020:

Intangible assets—Variations	As of			Translation		As of
(in € thousands)	1/1/2018	Increase	Decrease	adjustments	Reclassification	2018/12/31
Gross
Software	1,900	216	(67)	—	—	2,049
Patents	21	—	—	—	—	21
Other intangibles	—	313	—	—	—	313
TOTAL - Gross	1,921	529	(67)	—	—	2,384
Accumulated depreciation and impairment
Software	(1,264)	(370)	67	—	—	(1,567)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,285)	(370)	67	—	—	(1,588)
TOTAL - Net	636	159	—	—	—	796

Intangible assets—Variations	As of			Translation		As of
(in € thousands)	1/1/2019	Increase	Decrease	adjustments	Reclassification	2019/12/31
Gross
Software	2,049	340	(29)	—	378	2,739
Patents	21	70	—	—	—	91
Other intangibles	313	65	—	—	(378)	—
TOTAL—Gross	2,384	475	(29)	—	—	2,830
Accumulated depreciation and impairment
Software	(1,567)	(350)	29	—	—	(1,888)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,588)	(350)	29	—	—	(1,910)
TOTAL - Net	796	125	—	—	—	920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

Intangible assets - Variations	As of			Translation		As of
(in € thousands)	1/1/2020	Increase	Decrease	adjustments	Reclassification	2020/12/31
Gross
Software	2,739	231	(691)	—	(48)	2,231
Patents	91	—	—	—	—	91
Other intangibles	—	(24)	(25)	—	48	—
TOTAL - Gross	2,830	207	(715)	—	—	2,322
Accumulated depreciation and impairment
Software	(1,888)	(309)	688	—	—	(1,510)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,910)	(309)	688	—	—	(1,531)
TOTAL - Net	920	(102)	(27)	—	—	791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

8.	PROPERTY, PLANT AND EQUIPMENT

The following tables show the variations in tangible assets for the years ended December 31, 2018, 2019 and 2020:

Property, plant and equipment - Variations	As of			Translation		As of
(in € thousands)	1/1/2018	Increase	Decrease	adjustments	Reclassification	2018/12/31
Gross
Buildings on non-freehold land	11	—	—	—	1,447	1,458
Scientific equipment	9,576	1,484	(235)	—	54	10,879
Fittings	1,126	443	(43)	—	5	1,531
Vehicles	99	—	—	—	—	99
Computer equipment	1,954	200	(5)	—	(702)	1,446
Furniture	357	8	(4)	—	—	361
In progress	(0)	805	—	—	(804)	0
TOTAL - Gross	13,123	2,940	(288)	—	—	15,774
Accumulated depreciation and impairment
Buildings on non-freehold land	(0)	(1)	—	—	—	(1)
Scientific equipment	(5,063)	(1,142)	218	—	—	(5,988)
Fittings	(722)	(91)	43	—	—	(769)
Vehicles	(24)	(21)	—	—	—	(45)
Computer equipment	(703)	(216)	4	—	—	(915)
Furniture	(285)	(11)	4	—	—	(292)
In progress	—	—	—	—	—	—
TOTAL - Depreciation and impairment	(6,798)	(1,481)	270	—	—	(8,010)
TOTAL - Net	6,324	1,459	(18)	—	—	7,764

Property, plant and equipment - Variations	As of			Translation		As of
(in € thousands)	1/1/2019	Increase	Decrease	adjustments	Reclassification	2019/12/31
Gross
Buildings on non-freehold land	1,458	12,218	—	—	(1,447)	12,229
Scientific equipment	10,879	556	(120)	—	(54)	11,260
Fittings	1,531	66	—	—	(5)	1,592
Vehicles	99	—	—	—	—	99
Computer equipment	1,446	227	(15)	—	11	1,669
Furniture	361	31	(3)	—	—	389
In progress	0	241	(1,737)	—	1,496	—
TOTAL - Gross	15,774	13,339	(1,875)	—	—	27,238
Accumulated depreciation and impairment
Buildings on non-freehold land	(1)	(1,215)	—	—	—	(1,216)
Scientific equipment	(5,988)	(1,303)	119	—	—	(7,172)
Fittings	(769)	(105)	—	—	—	(875)
Vehicles	(45)	(21)	—	—	—	(66)
Computer equipment	(915)	(252)	12	—	—	(1,155)
Furniture	(292)	(13)	3	—	—	(303)
In progress	—	—	—	—	—	—
TOTAL - Depreciation and impairment	(8,010)	(2,909)	133	—	—	(10,785)
TOTAL - Net	7,764	10,429	(1,741)	—	—	16,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amount)

Property, plant and equipment - Variations	As of			Translation		As of
(in € thousands)	1/1/2020	Increase	Decrease	adjustments	Reclassification	2020/12/31
Gross
Buildings on non-freehold land	12,229	—	—	—	(62)	12,167
Scientific equipment	11,260	450	(2,630)	—	—	9,080
Fittings	1,592	233	(113)	—	(10)	1,703
Vehicles	99	—	—	—	—	99
Computer equipment	1,669	69	(194)	—	(11)	1,534
Furniture	389	8	(68)	—	—	329
In progress	—	15	(17)	—	2	—
TOTAL - Gross	27,238	775	(3,022)	—	(80)	24,911
Accumulated depreciation
Buildings on non-freehold land	(1,216)	(1,398)	10	—	—	(2,603)
Scientific equipment	(7,172)	(1,368)	2,588	0	—	(5,952)
Fittings	(875)	(218)	107	4	—	(982)
Vehicles	(66)	(20)	—	—	—	(85)
Computer equipment	(1,155)	(260)	193	4	—	(1,217)
Furniture	(303)	(15)	68	(1)	—	(251)
In progress	—	—	—	—	—	—
TOTAL - Depreciation	(10,785)	(3,279)	2,967	7	—	(11,090)
Impairment
Buildings on non-freehold land	—	(1,182)	—	—	—	(1,182)
Scientific equipment	—	(866)	—	—	—	(866)
Fittings	—	(93)	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	—	(27)	—	—	—	(27)
Furniture	—	(3)	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Impairment	—	(2,172)	—	—	—	(2,172)
TOTAL - Net	16,453	(4,676)	(56)	7	(80)	11,648

Assets related to contracts that were classified as finance leases under IAS 17 are scientific equipment. These contracts are accounted for in the same manner under IFRS 16. Their net carrying value as of December 31, 2018, 2019 and 2020 amounted to €1,889, €1,413 and €873 respectively.

Impairment test of assets under IAS 36

Some equipment belonging to the Group and others under a leasing agreement will no longer be used following the reorganization of the group’s activities and the termination of the RESOLVE-IT trial.

This indication of loss of value led the Group to conduct an impairment test over owned and leased equipment.

These impairment tests account for the value at which this equipment should be divested (on the basis of the agreement of the lessors for the early purchase of the equipment) and a purchase offer that should be fulfilled in the near term) in order to determine the recovery value.

The tests resulted in the recognition of an impairment of €990 (of which €363 related to owned equipment, €503 of leased equipment, €96 related to premises and €30 related to furniture and IT equipment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

8. PROPERTY, PLANT AND EQUIPMENT (Continued)

Parts of the leased premises (a portion of the office space in Paris and of the former laboratories at headquarters) will no longer be used. The vacant space is segmented and separate from the premises that will continue to be occupied. An impairment test of the rights of use of this space has also been performed.

At this stage, the recovery value has been estimated to be null considering that subleasing is prohibited for the office space in Paris and that the COVID-19 related health situation creates significant uncertainty on the potential to sublease the space in Loos. Subleasing is therefore not under consideration for the foreseeable future.

The test of the rights of use pertaining to these premises resulted in the recognition of an impairment of €1,182.

In accordance with IFRS 16, the Group has chosen not to present the right of use separately from other assets and has added them to the fixed assets of the same nature as the underlying leased assets.

Therefore, the rights of use and related amortization as of December 31, 2020 included in the table affect:

•	The item “Buildings on non-freehold land”, for respectively €11,911 and €2,558,
•	The item “Scientific equipment” for respectively €2,906 and €2,033.

Fixtures and fittings were also depreciated (see above).

Reminders

On January 1,2019, upon adoption of IFRS 16, the right of use asset and liability related to the existing headquarters were recognized for an amount of €7.8 million. In May 2019, the right of use asset and lease liability related to a new building were recognized for an amount of €2.2 million.

GENFIT CORP signed a new lease agreement as of July 1, 2019.

The right of use asset and depreciation as of December 31, 2019 in the table above are related to :

•	The line item “Building on non freehold land”, of €11,974 and €1,196, respectively;
•	The line item "Scientific equipment", at €4,346 and €2,933, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

8. PROPERTY, PLANT AND EQUIPMENT (Continued)

9.	TRADE AND OTHER RECEIVABLES

Trade and other receivables consisted of the following:

Trade and other receivables - Total	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade receivables, net	25	207	793
Research tax credit	8,785	9,585	7,911
Social security costs receivables	10	5	24
VAT receivables	1,103	1,814	2,766
Grants receivables	(0)	3	3
Other receivables	361	420	422
TOTAL	10,284	12,033	11,919

Trade and other receivables - Current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade receivables, net	25	207	793
Research tax credit	7,295	9,585	7,911
Social security costs receivables	10	5	24
VAT receivables	1,103	1,814	2,766
Grants receivables	(1)	3	3
Other receivables	361	420	422
TOTAL	8,794	12,033	11,919

Trade and other receivables - Non-current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade receivables, net	—	—	—
Research tax credit	1,489	—	—
Social security costs receivables	—	—	—
VAT receivables	—	—	—
Grants receivables	—	—	—
Other receivables	—	0	—
TOTAL	1,489	0	—

Trade receivables : see note 18 “ other income”

Research tax credit

The research tax credit due for 2018 was received on November 18, 2019.

The research tax credit due for 2019 was received in June 2020.

The research tax credit receivable for the year 2020 amounts to €7,911.

VAT receivables

The increase in VAT receivables is notably due to an audit on the basis of documents, by the French revenue services, of the VAT refund requests since August 2020, which increases the time for a refund from the French revenue services.

Other receivables

The line item “other receivables” primarily consists of credit notes from suppliers for €406, €408, and €235 respectively as of December 31, 2020, December 31, 2019 and December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

10.	OTHER FINANCIAL ASSETS

Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Loans	259	307	352
Deposits and guarantees	284	396	418
Liquidity contract	770	1,023	688
TOTAL	1,313	1,727	1,458

Financial assets - Current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Loans	—	—	—
Deposits and guarantees	—	—	—
Liquidity contract	—	—	—
TOTAL	—	—	—

Financial assets - Non current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Loans	259	307	352
Deposits and guarantees	284	396	418
Liquidity contract	770	1,023	688
TOTAL	1,313	1,727	1,458

The liquidity contract consists of a share buyback program contracted to an investment service provider in order to facilitate the listing of the Group's shares.

As of December 31, 2020, the liquidity account had a cash balance of €688.

As of December 31, 2020, CMC-CIC Market Solutions holds on behalf of Genfit 88,929 shares, recorded as a deduction from equity.

As of December 31, 2019, the liquidity account had a cash balance of €1,023.

As of December 31, 2019, CMC-CIC Market Solutions holds on behalf of Genfit 18,132 shares, recorded as a deduction from equity.

As of December 31, 2018, the liquidity account had a cash balance of € 770.

  As of December 31, 2018, CMC-CIC Market Solutions holds on behalf of Genfit 27,911 shares, recorded as a deduction from equity. During that period, Genfit made an additional contribution of €1.0 million to the liquidity agreement with CM-CIC Market Solutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

11.	OTHER ASSETS

Other assets of €1,765 at December 31, 2020, €1,968 at December 31, 2019, €2,078 at December 31, 2018 and respectively, consisted of prepaid expenses related to current operating expenses.

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

As of December 31, 2018, 2019 and 2020, the Group recorded a liability of €160,489, €165,454 and €170,782 respectively, related to the OCEANEs net of the equity portion and debt issue costs. Of this amount €1,312, €1,312 and €1,312 respectively, was classified as current and €159,176, €164,142 and €169,470 respectively, was classified as non-current.

As indicated in Note 2.2 “Renegotiation of the convertible bond debt (OCEANEs), these convertible bonds were renegotiated subsequent to December 31,2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

12.	LOANS AND BORROWINGS (Continued)

12.2.	Breakdown of other loans and borrowings

Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Refundable and conditional advances	3,229	3,229	3,229
Bank loans	3,964	2,645	1,540
Obligations under leases	1,900	12,281	10,131
Accrued interests	3	1	1
Other financial loans and borrowings	7	7	7
TOTAL	9,104	18,165	14,908

Other loans and borrowings - Current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Refundable and conditional advances	—	—	—
Bank loans	1,319	1,105	942
Obligations under leases	520	2,112	2,085
Accrued interests	3	1	1
Other financial loans and borrowings	7	7	7
TOTAL	1,848	3,226	3,035

Other loans and borrowings - Non current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Refundable and conditional advances	3,229	3,229	3,229
Bank loans	2,645	1,540	598
Obligations under leases	1,381	10,169	8,046
Accrued interests	—	—	—
Other financial loans and borrowings	—	—	—
TOTAL	7,255	14,939	11,873
12.2.1.	Refundable and conditional advances

The following table summarizes advances outstanding at December 31, 2020, 2019 and 2018.

		Total				Net book value
Refundable and conditional advances - general overview	Grant	amount			Effects of	As of
(in € thousands)	date	allocated	Receipts	Repayments	discounting	2020/12/31
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL						3,229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

12.	LOANS AND BORROWINGS (Continued)

		Total				Net book value
Refundable and conditional advances—general overview		amount			Effects of	As of
(in thousands of euros)	Grant date	allocated	Receipts	Repayments	discounting	2019/12/31
BPI FRANCE—IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL						3,229

		Total				Net book value
Refundable and conditional advances—general overview		amount			Effects of	As of
(in € thousands)	Grant date	allocated	Receipts	Repayments	discounting	2018/12/31
BPI FRANCE—IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL						3,407

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

As provided in the project assistance contract, we sent a letter to BPI in December 2019 in order to notify it of our LabCorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the aid agreement. We proposed to BPI to establish a statement of abandonment of the IT DIAB project on which the above advance is based. Following this letter, the parties met in March 2020 for the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

12.	LOANS AND BORROWINGS (Continued)

presentation of our arguments, and in June 2020 following the publication of the results of the RESOLVE-IT study, and a new letter was sent in November 2020. In this context, we are awaiting a proposal from BPI on new financial terms related to this situation and a draft amendment to the repayable advance agreement.

12.2.2.	Bank loans
The Group did not take any new bank loan in 2020.

Bank loans are primarily used to finance research and laboratory equipment. Bank loans consisted of the following as of December 31, 2018:

				Available		Outstanding
Bank loans	Loan	Facility	Interest	As of		As of
(in € thousands)	date	size	rate	2018/12/31	Installments	2018/12/31
CDN 5	November 2018	500	0.46%	—	48 monthly	490
CIC 5	July 2017	1,000	0.69%	—	60 monthly	753
CDN 4	June 2017	600	0.36%	—	48 monthly	376
BNP 4	April 2017	800	0.87%	—	60 monthly	695
CIC 4	December 2016	265	0.69%	—	60 monthly	164
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	735
NEUFLIZE 2	June 2016	500	1.10%	—	12 quarterly	84
BNP 2	June 2016	500	0.80%	—	20 quarterly	277
CDN 3	April 2016	500	0.72%	—	60 monthly	236
CIC 3	March 2015	500	0.85%	—	16 quarterly	32
BNP	December 2014	500	2.00%	—	20 quarterly	103
Other		—		—		19
TOTAL		6,715				3,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

12.	LOANS AND BORROWINGS (Continued)

Bank loans consisted of the following as of December 31, 2019:

				Available		Outstanding
Bank loans	Loan	Facility	Interest	As of		As of
(in € thousands)	date	size	rate	2019/12/31	Installments	2019/12/31
CDN 5	November 2018	500	0.00%	—	48 monthly	365
CIC 5	July 2017	1000	0.00%	0	60 monthly	554
CDN 4	June 2017	600	0.00%	0	48 monthly	226
BNP 4	April 2017	800	0.00%	0	60 monthly	537
CIC 4	December 2016	265	0.00%	—	60 monthly	111
BNP 3	October 2016	1050	0.00%	0	20 quarterly	525
NEUFLIZE 2	June 2016	500	0.00%	0	12 quarterly	0
BNP 2	June 2016	500	0.00%	0	20 quarterly	177
CDN 3	April 2016	500	0.00%	—	60 monthly	135
CIC 3	March 2015	500	0.00%	0	16 quarterly	0
BNP	December 2014	500	0.00%	0	20 quarterly	0
Other		0		0		14
TOTAL		6,715				2,645

Bank loans consisted of the following as of December 31, 2020:

				Available		Outstanding
Bank loans	Loan	Facility	Interest	As of		As of
(in € thousands)	date	size	rate	2020/12/31	Installments	2020/12/31
CDN 5	November 2018	500	0.00%	—	48 monthly	241
CIC 5	July 2017	1000	0.00%	0	60 monthly	354
CDN 4	June 2017	600	0.00%	0	48 monthly	75
BNP 4	April 2017	800	0.00%	0	60 monthly	377
CIC 4	December 2016	265	0.00%	—	60 monthly	58
BNP 3	October 2016	1050	0.00%	0	20 quarterly	315
NEUFLIZE 2	June 2016	500	0.00%	0	12 quarterly	0
BNP 2	June 2016	500	0.00%	0	20 quarterly	76
CDN 3	April 2016	500	0.00%	—	60 monthly	34
CIC 3	March 2015	500	0.00%	0	16 quarterly	0
BNP	December 2014	500	0.00%	0	20 quarterly	0
Other		0		0		9
TOTAL		6,715		—		1,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

12.	LOANS AND BORROWINGS (Continued)

12.4.	Maturities of financial liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	2020/12/31	1 year	2 years	3 years	4 years	5 years	5 years
BPI FRANCE - IT-DIAB	3,229	—	—	—	—	—	3,229
TOTAL - Refundable and conditional advances	3,229	—	—	—	—	—	3,229
Convertible loans	170,782	1,313	169,470	—	—	—	—
Bank loans	1,540	942	544	54	—	—	—
Leases	10,131	2,085	1,564	1,150	1,109	1,039	3,184
Accrued interests	1	1	—	—	—	—	—
Other financial loans and borrowings	7	7	—	—	—	—	—
TOTAL - Other loans and borrowings	182,461	4,348	171,577	1,205	1,109	1,039	3,184
TOTAL	185,691	4,348	171,577	1,205	1,109	1,039	6,413

Under the initial terms, the convertible bond results in the payment of yearly interest of €6,300 and a reimbursement at par in October 2022. The nominal amount of the convertible loan of €180 million is due in less than 2 years. Regarding the renegotiation of this bond debt, please see Note 2.2 “Renegotiation of the convertible bond debt (OCEANEs)”.

Regarding the IT-DIAB advance, please see Note 12.2.1 “Refundable and conditional advances”.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide the financial assets and liabilities carrying values by category and fair values as of December 31, 2020, December 31, 2019 and December 31, 2018:

	As of December 31, 2018
	Carrying value				Fair value
(in thousands of euros)	As per statement of financial position	Assets at fair value through profit & loss	Loans & receivables	Debt at amortized cost	Level 1	Level 2	Level 3
Assets
Financial investments
Loans	259		259			259
Deposits and guarantees	284		284			284
Trade receivables	25		25			25
Cash and cash equivalents	207,240	207,240			207,240
TOTAL—Assets	207,808	207,240	568		207,240	568
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	160,489			160,489		160,489
Bank loans	3,964			3,964		3,964
Obligations under finance leases	1,900			1,900		1,900
Accrued interests	3			3		3
Other financial loans and borrowings	7			7		7
Trade payables	32,649			32,649		32,649
Other payables	71			71		71
TOTAL—Liabilities	202,313			202,313		199,084	3,229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	As of December 31, 2019
	Carrying value				Fair value
(in thousands of euros)	As per statement of financial position	Assets at fair value through profit & loss	Loans & receivables	Debt at amortized cost	Level 1	Level 2	Level 3
Assets
Financial investments
Loans	307		307			307
Deposits and guarantees	396		396			396
Trade receivables	207		207			207
Cash and cash equivalents	276,748	276,748			276,748
TOTAL - Assets	277,658	276,748	911		276,748	911
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	165,454			165,454		165,454
Bank loans	2,645			2,645		2,645
Obligations under finance leases	12,281			12,281		12,281
Accrued interests	1			1		1
Other financial loans and borrowings	7			7		7
Trade payables	32,753			32,753		32,753
Other payables	527			527		527
TOTAL - Liabilities	216,898			216,898		213,669	3,229

	As of December 31, 2020
	Carrying value				Fair value
(in thousands of euros)	As per statement of financial position	Assets at fair value through profit & loss	Loans & receivables	Debt at amortized cost	Level 1	Level 2	Level 3
Assets
Financial investments
Loans	352		352			352
Deposits and guarantees	418		418			418
Trade receivables	793		793			793
Cash and cash equivalents	171,029	171,029			171,029
TOTAL - Assets	172,592	171,029	1,563		171,029	1,563
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	170,782			170,782		170,782
Bank loans	1,540			1,540		1,540
Obligations under finance leases	10,131			10,131		10,131
Other financial loans and borrowings	7			7		7
Trade payables	20,337			20,337		20,337
Other payables	569			569		569
TOTAL - Liabilities	206,596			206,596		203,367	3,229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

14.	TRADE AND OTHER PAYABLES

Trade and other payables consisted of the following:

Trade and other payables - Total	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade payables (*)	32,649	32,753	20,337
Social security costs payables	2,967	3,598	4,477
VAT payables	1	2	314
Taxes payables	286	487	319
Other payables	71	527	569
TOTAL	35,974	37,368	26,015

Trade and other payables - Current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade payables	32,649	32,753	20,337
Social security costs payables	2,967	3,598	4,477
VAT payables	1	2	314
Taxes payables	286	487	319
Other payables	71	76	118
TOTAL	35,974	36,917	25,564

Trade and other payables - Non current	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Trade payables	—	—	—
Social security costs payables	—	—	—
VAT payables	—	—	—
Taxes payables	—	—	—
Other payables	(0)	450	451
TOTAL	(0)	450	451

(*) Of which : Accrued expenses	19,395	18,682	13,809

A very significant part of the accrued expenses reflects the estimation of the expected invoicing by the clinical trial sites via the Clinical Research Organization in charge of the RESOLVE-IT study ($9.6 million and €2.3 million, i.e. a total of €10.1 million based on the exchange rate at December 31, 2020). The timeframe in which those invoices will be received by the Company is unknown and may be spread out over a long period after the services have been performed.

In 2019, the CRO ( Clinical Research Organization) commissioned as part of the RESOLVE IT trial updated its investigators costs estimation model by referring certain assumptions on the basis of historical data. These changes constitute a change in accounting estimate within the meaning of IAS 8 and have led in 2019 to a reduction in the amount recognized for invoices not received related to this specific costs in an amount of €6,994 compared to the previous model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

15.	PROVISIONS

At December 31, 2020, 2019 and 2018, this line item amounted to €1,031, €2,061, and €112, respectively.

The provisions recorded as of December 31,  2020 are mainly related to:

•	The closing those costs of RESOLVE-IT for (€378)that, following a detailed review, do not have any economic benefit under IAS 37 ;
•

The estimated support costs related to the reduction in force plan implemented in late 2020, such as return-to-work bonuses for €178, trainings for €264, business start-up assistance for €30 and various other benefits for €51 (i.e. a total of €523).

The accruals as of December 31, 2019 related to the research tax credit dispute (€1,892) have been reversed during the year as the dispute has been resolved following the payment of the 2014 research tax credit balance following the receipt of the assessment notice in July 2020.

16.	EMPLOYEE BENEFITS

In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plan with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Expenses recorded for the years ended December 31, 2020, 2019 and 2018 amounted to €923, €927, and €765 respectively.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final liability. At December 31, 2020, 2019 and 2018 pension provisions recorded were €1,148, €1,408, and €1,085 respectively.

As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees in 2018, 2019 and 2020:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table
Probability of continued presence in the company at retirement age	On the basis of the DARES table

(1)	INSEE is the French National Institute of Statistics; DARES is the French Bureau of Studies and Statistics

Rate	As of
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Salary growth rate - in 2021	5.80%	5.80%	3.00%
Salary growth rate - beyond	3.00%	3.00%	3.00%
Discount rate	1.53%	0.75%	0.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

16.	EMPLOYEE BENEFITS (Continued)

The discount rates are based on the market yield at December 31, 2018, 2019 and 2020 on high-quality corporate bonds.

The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation	As of
(in € thousands)	2020/12/31
Defined benefit obligation as of January 1, 2018	936
Current service cost	104
Interest cost on benefit obligation	14
Past service costs / amendment or settlement of plan	—
Actuarial losses on obligation	31
Past service costs	—
Defined benefit obligation as of December 31, 2018	1,085
Current service cost	138
Interest cost on benefit obligation	17
Past service costs / amendment or settlement of plan	—
Actuarial losses on obligation	168
Past service costs	—
Defined benefit obligation as of December 31, 2019	1,408
Current service cost	181
Interest cost on benefit obligation	11
Past service costs / amendment or settlement of plan	(255)
Actuarial losses / (gains) on obligation	(196)
Past service costs	—
Defined benefit obligation as of December 31, 2020	1,148

The reduction of €255 is explained by €450 of settlement of the employee’s rights  less €196 of  actuarial losses .

Sensitivity of the Group’s retirement and post-employment benefits to a variation of the discount rate :

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions	present value of
(in € thousands)	/ discount rate	the undertaking
	0.25%	(42)
	-0.25%	45

.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

17.	EQUITY

Ordinary shares are classified under shareholders' equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company's bylaws)

At December 31, 2020, 2,332,647 shares have been held for more than two years and entitle their holders to double voting rights (6% of the issued share capital).

As of December 31, 2020, the share capital amounts to €9,714,654.25 represented by 38,888,379 fully authorized, subscribed and paid-up shares with a nominal value of €0.25 per share. This number does not include instruments granting access to share capital which have been issued by the Company and granted to certain directors, employees and consultants of the Group including stock options, free shares (AGA) that have not fully vested and share warrants (BSA) or the shares underlying our OCEANE convertible bonds.

The remaining unused authorizations to issue additional share-based compensation or other share-based instruments (stock options, free shares and share warrants) represent a total of 407,900 shares.

Changes in share capital in 2020

The Chief Executive Officer, acting on a decision and delegation from the Board of Directors on November 27, 2019, determined on January 26, 2021, with retroactive effect to December 31, 2020, that some of the performance and attendance conditions of the AGA D 2017-2 and AGA D 2018 and all of the AGA S 2017-2 and AGA S 2018 free shares had been satisfied as of December 31, 2020. 29,762 free shares were thus definitively vested and the same number of new shares were created. The share capital was increased accordingly.

At December 31, 2020, the total number of shares comprising the share capital, taking into account the above, was 38,888,379 shares

Changes in share capital in 2019

The Chairman and CEO, acting on a decision and delegation from the Board of Directors on March 13, 2019, decided on March 26, 2019, in accordance with the 17th and 18th resolutions of the Shareholders Meeting of June 15, 2018, to proceed with a capital increase by offering ordinary shares in the form of American Depositary Shares in the United States and a private placement of ordinary shares in Europe and other countries outside the United States. This transaction led to the issuance of 7,647,500 new shares representing a subscription of a gross amount of €137.6 million. Settlement-delivery took place on March 29, 2019 and the share capital has been increased accordingly. See note 2.1 “Initial Public Offering on the Nasdaq Global Select Market”.

In addition, the Chief Executive Officer, acting on a decision and delegation from the Board of Directors on November 27, 2019, determined on December 16, 2019, with retroactive effect to December 15, 2019, that some of the performance and attendance conditions of the AGA D 2016-1 and AGA D 2016-2 and all of the AGA S 2016-2 free shares had been satisfied as of December 15, 2019. 7,796 free shares were thus definitively vested and the same number of new shares were created. The share capital was increased accordingly.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

17.	EQUITY (Continued)

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

The industrial income recognized in 2020 for €765 pertains to a one-time transaction and relates to the income recognized within the scope of the license agreement with Labcorp ( see Note 2.3).

Other income consisted of the following:

Other income	Year ended
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
CIR tax credit	7,295	8,125	6,020
Other operating income (including CICE tax credit)	130	1,992	968
Government grants and subsidies	—	5	5
TOTAL	7,425	10,122	6,993

The research tax credit (CIR) amount of €6,020 comprises:

•	The 2020 Research Tax Credit for the amount of €7,911,
•

the accrual corresponding to the resolution of the dispute on the 2010, 2011, 2012 and 2014 Research Tax Credit balanced with the reversal of the operating provision recognized in 2019 (€1,892).( see note 19 ).

During 2020, the Group recognized in “Other operating income” €951 for exchange gains on trade receivables (€1,985 were recognized for exchange gains on trade receivables in 2019 and €38 were recognized as financial income in 2018).

19.	OPERATING EXPENSE

Year Ended December 31, 2018

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2018/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(67,024)	(1,724)	(47,659)	(9,431)	(6,502)	(1,707)	—
General and administrative expenses	(9,076)	(126)	(2)	(3,778)	(5,451)	283	—
Marketing and market access expenses	(717)	(4)	—	(416)	(287)	(11)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income and (expenses)	(162)	—	—	—	(164)	—	2
TOTAL	(76,979)	(1,855)	(47,662)	(13,625)	(12,403)	(1,435)	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2019/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(66,170)	(2,017)	(41,509)	(11,740)	(6,188)	(4,716)	—
General and administrative expenses	(17,265)	(177)	(59)	(7,598)	(8,972)	(458)	—
Marketing and market access expenses	(13,708)	(8)	(0)	(1,645)	(11,979)	(76)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income and (expenses)	(1,649)	—	—	—	(1,668)	—	19
TOTAL	(98,793)	(2,202)	(41,568)	(20,984)	(28,807)	(5,251)	19

The depreciation, amortization and impairment charges totaled €4.7million, consists of a provision of €1.8 million with respect to the research tax credit litigation and due to additional depreciation due to the adoption of IFRS 16. The reversal of this provision of €1.8 million with respect to the research tax credit litigation was booked in 2020 (see above ) .

	Of which:
			Contracted				Gain /
		Raw	research and		Other	Depreciation,	(loss) on
		materials	development		expenses	amortization	disposal of
		and	activities		(maintenance,	and	property,
Operating expenses and other operating income (expenses)	Year ended	consumables	conducted by	Employee	fees, travel,	impairment	plant and
(in € thousands)	2020/12/31	used	third parties	expenses	taxes…)	charges	equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring expenses	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating income (expenses)	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

19.	OPERATING EXPENSE (Continued)

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

The decrease in “Contracted Operating Expense” in 2020 is related to the suspension or the discontinuation of some studies. See Note 2 “Major events in the period and events after the reporting period”.

Employee-related costs decreased due to the progressive reduction in headcount due to voluntary resignations during the second half of 2020 (employees totaled 130 at December 31, 2020 compared to 194 at December 31, 2019) and the reduction applied to bonuses paid in 2020 within the scope of the agreement signed during the reduction in force plan (PSE) and the absence of incentive bonuses, partially compensated by the accrual recognized as employee related cost due to the PSE and the evolution of employee profiles.

The change in “Other Expenses” is attributed notably to the costs pertaining to the renegotiation of the OCEANEs and related costs, the facilities and their maintenance, the intellectual property costs, and most particularly the reduction in expenses pertaining to pre-marketing of elafibranor in NASH and expenses related to the specific insurance policy required for the first year of listing on the Nasdaq in 2019 (only one D&O insurance policy is recurrent) .

The change in “Net amortization, depreciation and provisions” is mainly due to the impairment recorded following the closing of RESOLVE-IT and the costs resulting from the implementation of the PSE.

The other operating income and expense are mainly currency exchange loss due to trades receivables.

The reorganization and restructuration costs of €5,308 in 2020 mainly include:

•	accruals and provisions recognized within the scope of the PSE (€1,850);
•	extraordinary amortizations, impairment losses and depreciation of fixed assets recognized within the scope of the reorganization of GENFIT (€363);
•	the impairment loss of the rights of use of leased premised, fittings and fixtures and leased equipment (€1,275 and €503);
•	the OCEANE renegotiation costs recognized in 2020 (€745);
•	the provision recognized for some closing costs of the RESOLVE-IT study, which, after detailed analysis, do not have any economic advantage (€378).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

19.	OPERATING EXPENSE (Continued)

19.1.	Employee expenses

The 2020 employee expenses include the costs pertaining to the reduction in force (PSE), notably the notice periods for €712, severance pay for €459, voluntary departure compensation for €135, totaling €1,327.

Employee expenses and number of employees were as follows:

Employee expenses	Year ended
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Wages and salaries	(9,012)	(14,018)	(13,570)
Social security costs	(3,722)	(5,171)	(5,047)
Changes in pension provision	(104)	(138)	74
Share-based compensation	(787)	(1,657)	(1,236)
TOTAL	(13,625)	(20,984)	(19,779)

	Year ended
Number of employees at year-end - detail	2018/12/31	2019/12/31	2020/12/31
Average number of employees	135	175	193
Average age of employees	38 years 11 months	37 years 1 month	38 years 8 months
Number of employees
Research and development	84	108	66
Services related to research and development	16	19	16
Administration and management	48	60	43
Marketing and commercial	—	7	5
TOTAL	148	194	130
Number of employees
Senior staff	115	144	105
Staff	30	45	23
Others (apprentices)	3	5	2
TOTAL	148	194	130
Number of employees
Male	57	78	52
Female	91	116	78
TOTAL	148	194	130

The reduction of the workforce took place at the end of December 2020 which explain the average number of employees in 2020.

20.	SHARE-BASED COMPENSATION

Share-based compensation is granted by the Group to employees, executive officers, board members and consultants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

Share-based compensation granted to employees and executive officers in 2014 through 2020 corresponds to redeemable share warrants (" Bons de Souscriptions et/ou d'Acquisition d'Actions " or "BSAAR"), stock options ("SO") and free shares (" actions gratuites " or "AGA")

Share-based compensation granted to board members and consultants in 2014, 2015, 2017 and 2019 corresponds to share warrants (" Bons de Souscriptions d'Actions " or "BSA").

For the measurement of this share-based compensation, the Group has determined that under IFRS its consultants were not equivalent to employees.

Under these programs, holders of vested instruments are entitled to subscribe to shares of the Company at a pre-determined exercise price. All of the plans are equity settled.

No instruments were exercised during 2020, 2019 and 2018.

New plans were put in place in 2020 under the terms and conditions discussed below.

The expense recognized during 2020 pursuant to IFRS 2 was €1,236 (compared to €1,656 at December 31, 2019 and €787 at December 31, 2018).

In 2019, the Group revised its estimate of the number of equity instruments expected to be vested taking into account the number of lapsed instruments noted after 4 years of successive plans. As a result, Genfit revised the turnover rate assumption, which was estimated at 15%, to a rate of 0%, taking into account recent observations and the actual number of lapsed instruments at each closing.

The table below shows the share-based compensation under each plan according to the change in estimate mentioned above .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

	Year ended
Share-based compensation - Annual expense	2018/12/31	2019/12/31	2020/12/31
AGA S 2016-1	151	—	—
AGA S 2016-2	22	44	—
AGA D 2016-1	127	21	21
AGA D 2016-2	17	39	6
SO 2016-1	83	213	49
SO 2016-2	38	93	13
SO US 2016-1	12	(24)	—
SO US 2016-2	5	(11)	—
AGA S 2017-1	—	209	—
AGA S 2017-2	24	45	13
AGA D 2017-1	17	190	—
AGA D 2017-2	29	56	4
SO 2017-1	28	27	335
SO 2017-2	48	2	110
SO US 2017-1	3	(4)	—
SO US 2017-2	5	(6)	—
BSA-2017-A	63	—	—
BSA-2017-B	66	—	—
AGA S 2018	12	148	62
AGA D 2018	10	135	65
SO 2018	24	285	225
SO US 2018	3	25	24
AGA S 2019	—	41	55
AGA D 2019	—	35	63
SO 2019	—	70	123
SO 2019 - US	—	16	35
BSA 2019	—	7	20
SO US 2019	—	1	14
SO D 2020	—	—	—
SO C 2020	—	—	—
SO US 2020	—	—	—
TOTAL	787	1,656	1,236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

20.1.	Share warrants ( bons de souscription d'actions or BSA)

The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2019	2017		2015		2014
Share warrants ( BSA )
		BSA 2017-A	BSA 2017-B	BSA 2015-A	BSA 2015-B	BSA 2014-A	BSA 2014-B

Date of the Shareholders meeting	06/15/2018	06/16/2017		04/02/2014		04/02/2014
Date of the Management Board meeting				01/09/2015		07/24/2014
Date of the decision and delegation of the Board of Directors to the CEO	10/18/2019	11/21/2017
Date of the CEO decision	10/31/2019	12/06/2017
Beneficiaries	Consultants	Consultants and officers		Consultants and officers		Consultants and officers
Total number of BSAAR subscribed	35,070	18,345	18,345	12,860	12,860	46,765	46,765
Total number of BSAAR voided	0	0	0	12,860	12,860	46,765	46,765
Total number of BSAAR remaining	35,070	18,345	18,345	0	0	0	0
Issue Price	€1.23	€2.00		€0.01		€0.01
Excercise price	€12.32	€19.97		€35.95		€23.50
Estimated fair value - according to IFRS 2	€0.75	€3.78	€3.81	€25.33 /€26.89	€25.33 /€26.31	€15.61 /€24.84	€15.61 /€24.85
End of exercise period	05/31/2024	06/30/2022	07/15/2022	05/31/2019	11/30/2019	09/30/2018	02/28/2019
Valuation method used	Black & Scholes
Expected dividends	0%	0%		0%		0%
Expected volatility	40.0%	36.4%	35.7%	74.9%		74.9%
Risk-free interest rate	0%	0.0%		0.4%		0.4%
Expected life	0.7 years	6 years		4 years		4 years

The services performed by the consultants are mainly:

•	to evaluate product development plans and propose, if necessary, changes to strategic or technical approaches;
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

20.2.	Redeemable warrants ( bons de souscription et/ou d'acquisition d'actions remboursables or BSAAR)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

Share-Based compensation	2016	2014
Redeemable share subscription warrants (BSAAR)	BSAAR 2016-A and B	BSAAR 2014-A - B and C
	Employees	Employees and Officers

Date of the Shareholders’ meeting	02/24/2015	04/02/2014
Date of the Management Board meeting	07/22/2016	09/16/2014
Date of the decision and delegation of the Board of Directors to the CEO
Date of the CEO decision
Total number of BSAAR subscribed	10,800	62,717
Total number of BSAAR voided	10,800	61,484
Total number of BSAAR exercised	0	1,233
Total of BSAAR remaining	0	0
Issue Price	€23.50	€23.50
Subscription period	From 01/01/2018 to 07/27/2020	voided on 09/2018 - 05/2019 and 07/2019
Estimated fair value - valued by expert opinion	€4.60	From €8.44 to €11.29
Valuation method used	Black & Scholes	Black & Scholes
Expected dividends	0%	0%
Expected volatility	75.4%	75.4%
Risk-free interest rate	0.0%	0.4%
Expected life	4 years	4 years

As of December 31, 2020, all of the non-exercised BSAAR 2016 became void.

20.3.	Free shares ( actions gratuites attribuées or AGA)

The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2 019		2 019		2 018	2 017	2 016
Free shares (AGA)	AGA D		AGA S
	Officers(1)	Employees	Officers(1)	Employees	AGA D and S	AGA D and S 2017-1 and 2017-2	AGA D and S 2016-1 and 2016-2

Date of the Shareholders meeting	06/15/2018				06/15/2018	06/16/2017	06/21/2016
Date of the Management Board meeting							12/15/2016
Date of the decision and delegation of the Board of Directors to the CEO	07/18/2019				11/07/2018	11/22/2017
Date of the Executive Board Meeting	07/18/2019				11/22/2018	12/06/2017
Total number of AGA subscribed	3,000	16,070	0	17,556	35,800	41,196	30,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.SHARE-BASED COMPENSATION (Continued)

Total number of AGA voided	0	450	0	702	1,872	9,846	5,429
Total number of AGA definitively vested	0	0	0	0	0	19,403	25,280
Total number of AGA remaining	3,000	15,620	0	16,854	33,928	11,947	0
Acquisition period	From 07/18/2019 to 09/16/2022				From 07/18/2019 to 09/16/2022	From 12/06/2017 to 12/31/2020	From 12/15/2016 to 12/15/2019
Valuation method used	Monte Carlo
Price of the share at the time of allocation	€17.06				€20.02	€21.95	€20.78
Expected dividends	0%				0%	0%	0%
Expected volatility	40.2%				38.0%	53.7%	63.0%
Risk-free interest rate	0.0%				0.0%	0.0%	0.0%
Turnover rate	0.00%				15.00%	15.00%	15.00%
(1) : Chairman and CEO

The final allocation of free shares is subject to continued employment with the Group and performance conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

20.4.	Stock options ( options de souscription d'actions or SO)

The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2020			2019			2018		2017		2016
Stock option SO	SO		SO US	SO 2019	SO US 1	SO US 2	SO 2018	SO US 2018	SO 1 and 2 2017	SO US 2017	SO 1 and 2 2016	SO US 2016
	Officers (1)	Employees	Employees	Employees and Officers	Employees	Employees	Employees and Officers	Employees	Employees and Offices	Employees	Employees and Offices	Employees

Date of the Shareholders meeting	11/27/2019			06/15/2018	11/27/2019		06/15/2018		06/16/2017		06/21/2016
Date of the Management Board meeting											12/15/2016
Date of the decision and delegation of the Board of Directors to the CEO	12/11/2020			07/18/2019		11/27/2019	11/07/2018		11/21/2017
Date of the CEO decision	12/11/2020			07/18/2019		11/27/2019	11/07/2018		12/06/2017
Total number of SO subscribed	35,000	103,750	56,250	107,880	30,620	13,350	122,000	17,500	96,250	13,000	62,875	10,500
Total number of SO voided	0	0	0	13,350	7,000	4,450	50,322	7,787	35,273	13,000	13,169	10,500
Total number of SO definitively vested	0	0	0	0	0	0	0	0	60,977	0	49,706	0
Total number of SO remaining	35,000	103,750	48,750	94,530	23,620	8,900	71,678	9,713	0	0	0	0
Exercice price	€4.38	€3.50	€4.52	€13.99	€16.90	€14.31	€16.00	€21.65	€17.91	€22.54	€15.79	€21.12
Vesting period	From 12/31/2020 to 12/31/2023			From 07/18/2019 to 09/16/2022 and From 11/27/2019 to 01/16/2023			From 11/07/2018 to 12/31/2021		From 12/06/2017 to 12/31/2020		From 12/15/2016 to 12/15/2019
Exercice period	From 01/01/2024 to 12/31/2027			From 09/17/2022 to 09/17/2029 and From 01/17/2023 to 01/17/2030			From 01/01/2022 to 12/31/2028		From 01/01/2021 to 12/31/2027		From 12/16/2019 to 12/16/2026
Fair value	€1.16	€1.46	€1.12 €	€4.59	€3.67	€3.23	€9.32	€6.90	€9.32		€10.30	€8.52
Valuation method used	Black-Scholes
Price of the share at the time of allocation	€3.99		€3.99	€17.06		€14.50	€22.12		€21.95		€20.79
Expected dividends	0%		0%	0%		0%	0%		0%		0%
Expected volativity	49.0%		49.0%			40.0%	44.1%		53.7%		63.0%
Risk-free interest rate	-0.7%		-0.7%	0.0%		0.0%	0.0%		0.0%		0.0%
Turnover rate	0.00%		0.00%	0.00%		0.00%	15.00%		15.00%		15.00%
(1)	Chief Executive Officer

Volatility assumptions in the above tables are determined by reference to the Company's historical share price observed on the grant date over a two- and three-year period prior to the grant date, adjusted for extreme variations, if any.

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

The other free share plans (AGA "S") are subject only to internal performance conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

20.	SHARE-BASED COMPENSATION (Continued)

20.5.1.	Performance conditions of the 2020 plans

Plans	Evaluation date for performance conditions	Nature of conditions
SO D 2020 SO C 2020 SO US 2020	31/12/2023

50% of the 2020 instruments will be exercisable, if at least one of the three following conditions relating to the development of elafibranor in PBC and the ELATIVE clinical is fulfilled:

(i) “Last Patient Visit” in ELATIVE in Q4 2022 or earlier;

(ii) ELATIVE results are communicated to the market during or before the first half of 2023;

(iii) if a registration application for elafibranor in PBC is filed with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in 2023.

25% of the 2020 instruments will be exercisable if at least if at least one of the two following conditions relating to the NI4 diagnostics technology is fulfilled:

(i) a partnership agreement in research and development for the development of an IVD test integrating NIS4 technology with at least on major player in NASH (“big pharma, biotechnologies company, institution, etc.) is entered into by the Company;

(ii) NIS4 technology has been used in at least 20 clinical trials..

25% of the 2020 instruments will be exercisable if at least if at least one of the two following conditions relating to the development of the Company’s pipeline is fulfilled:

(i) a new clinical trial for a new indication with elafibranor or NTZ in ongoing or complete;

(ii) the Company has developed or acquired the rights of a new molecule.

The exercise of 2020 instruments is also conditional to the presence of their beneficiaries at December 31, 2022, unless an exception usually provided for in the terms of conditions of the stock options granting plans applies.

The granting of stock options D2020 to the CEO has been conditioned to the granting by the Company, in accordance with article L225-186-1 of the French Commercial Code, of free shares, existing or to be issued, to the benefit of the employees of the Company during the first half of 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

21.	FINANCIAL INCOME AND EXPENSES

Financial income and expenses	Year ended
(in € thousands)	2018/12/31	2019/12/31	2020/12/31
Financial income
Interest income	202	2,626	1,442
Foreign exchange gain	101	2,272	4,983
Other financial income	425	324	119
TOTAL - Financial income	728	5,221	6,544
Financial expenses
Interest expenses	(10,955)	(11,289)	(11,643)
Interest expenses for leases	(21)	(148)	(134)
Foreign exchange losses	(127)	(1,657)	(13,508)
Other financial expenses	(14)	(17)	(11)
TOTAL - Financial expenses	(11,118)	(13,110)	(25,296)
FINANCIAL GAIN (LOSS)	(10,391)	(7,889)	(18,752)

The financial expenses are related to the interest of the OCEANE and they mainly relate to the payment of coupons at the rate of 3.5% and the amortization of the discount of the bond debt at the effective interest rate of 7.2%. to accrete the bond debt up to the amount that will be repaid (or converted) at maturity, recognizing a theoretical annual interest accrual as a result of the accretion on the period of an amount equivalent to the equity component at an effective interest rate.

The interest income recognized are almost exclusively related to investments in US dollars; the income generated has however been significantly reduced in 2020.

The financial result related to currency exchange is a loss of €8,525 in 2020 notably due to the difference in currency exchange recognized on the cash investments in US dollars, as GENFIT has decided to keep some of its cash in US dollars. See Note 6 “Cash and cash equivalents”. These cash investments in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

22.	INCOME TAX
22.1.	Losses available for offsetting against future taxable income

At December 31, 2018, 2019 and 2020, the tax loss carry forwards for the Company amounted to €305,530, €384,471, and €483,356, respectively.

Such carry forwards can be offset against future taxable profit within a limit of €1.0 million per year plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

22.2	Deferred tax assets and liabilities

The Group's main sources of deferred tax assets and liabilities as of December 31, 2018 and 2019 related to:

Tax loss carry forwards: €305,530 and €384,471 respectively;

•	Temporary differences:

•	related to the OCEANE: a net deferred tax liability for €1,773 and €1,193 as of December 31, 2018 and 2019, respectively and

•	related to post-employment benefits: €1,085 and €352, respectively, or an impact on deferred tax assets of €304 and €352, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

The Group's main sources of deferred tax assets and liabilities as of December 31, 2020 related to:

•	Tax loss carry forwards: €483,356 (compared to €384,471 at December 31, 2019);
•	Temporary differences related to:
o	the OCEANE: a deferred tax liability of €2,050 and an asset of €1,282, i.e., a net deferred tax liability of €767; and
o	post-employment benefits: a deferred tax liability of €287 offset by an asset of the same amount;

The Company offsets its deferred tax assets and liabilities (€1,282 and €2,050, respectively), as permitted by IAS 12, resulting in a net deferred tax liability of €767 as of December 31, 2020..

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

23.	EARNINGS (LOSS) PER SHARE

The components of the earnings (loss) per share computation are as follows:

Basic loss per share is equal to diluted loss per share.

	Year ended
Earnings per share	2018/12/31	2019/12/31	2020/12/31
Profit (loss) for the period (in € thousands)	(79,521)	(65,144)	(101,221)
Weighted average number of ordinary shares for the period	31,167,203	36,987,982	38,858,617
Profit (loss) per share (in €)	(2.55)	(1.76)	(2.60)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

24.	LITIGATION AND CONTINGENT LIABILITIES

Class Action

In May 2020, following the Group announcement on the interim results of our RESOLVE-IT Phase 3 clinical trial in which elafibranor had not achieved the primary or key secondary endpoints, a purported shareholder class action complaint was filed in state court in the Commonwealth of Massachusetts, naming the Group, the board of directors and certain members of the senior management as defendants, alleging that defendants made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws.

In October 2020, the plaintiff voluntarily dismissed the Commonwealth of Massachusetts action, but in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In March 2021, the Company and the other defendants filed a motion to dismiss and intend to vigorously defend this action.

25.	RELATED PARTIES

Biotech Avenir SAS and The NASH Epidemiology InstituteTM , an endowment fund set up by the Company, are related parties within the meaning of IAS 24.9.

The registered office of Biotech Avenir SAS and that of The NASH Epidemiology InstituteTM are located at the same address as the Company. These domiciliations are provided without charge.

Biotech Avenir

Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e. the four co-founders of the Company and twelve Company employees.

Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.

At December 31, 2020, Biotech Avenir SAS held 4.86% of the share capital of the Company.

The Company did not carry out any transactions with Biotech Avenir in 2020, 2019 or 2018, with the exception of the domiciliation without charge.

The NASH Epidemiology InstituteTM

The NASH Education Program TM (which became The NASH Epidemiology Institute TM ) endowment fund was created in November 2016 at the initiative of the Group to develop and finance disease awareness activities targeting medical professionals and the general public. It has been dissolved on December 31, 2020, and in that context, before the final bank fees related to its dissolution, the endowment fund has a positive balance of €17. These funds will be transferred to the benefit of the Fondation de France or any other association in the field healthcare and registered as a charity.

PCAS Group

Mr. Frédéric Desdouits, member of the Genfit Board of Directors since June 2014 , was appointed CEO of PCAS Group in March 2019. Elafibranor’s principal active ingredient has been made by a PCAS Group production unit since 2013, and as Mr. Frédéric Desdouits became PCAS Group’s CEO, he temporarily became a related party as defined by IAS 24.9 until his resignation from this position in March 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

25.RELATED PARTIES (Continued)

In January 2020, the Company signed a Memorandum of Understanding with PCAS settings out the conditions under which the PCAS Group would set up a second manufacturing source for the active ingredient used in the composition of elafibranor, as part of initiatives to secure the supply chain, and undertake the necessary investments to carry out this goal and to increase the production capacity of the active ingredient in view of a potential future marketing authorization. The cost to carry out technology transfers between the current manufacturing unit and the second source, €255, was to be borne by PCAS, except in case of termination of the RESOLVE-IT program. Due to the termination decision enacted on July 22, 2020, these costs were included in the closing costs of the study that were recognized in 2020. See note 2 “Major events in the period and events after the reporting period”.

26.	COMPENSATION OF CORPORATE OFFICERS

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

Under these conditions, the following table details the compensation paid to the Chairman and Chief Executive Officer in 2018 and during the period from January 1, 2019 to September 16, 2019, and the compensation paid to the Chief Executive Officer in 2020 and during the period from September 16 to December 31, 2019 (after the change in governance) and the years in which the amounts were recognized in the statement of operations.

Compensation paid to the Chairman	Year ended
during the period from January 1, 2019 to September 16, 2019	2018/12/31	2019/12/31	2020/12/31
Short-term employee benefits (gross + employer's social contributions, paid)	1,569	1,338	—
Post-employment pension & medical benefits	—	—	—
Share-based payment transactions	104	109	—
Director fees Genfit Corp (net)	30	22	—
TOTAL	1,703	1,469	—

Compensation paid to the Chief Executive Officer	Year ended
for the period beginning on September 16, 2019	2018/12/31	2019/12/31	2020/12/31
Short-term employee benefits (gross + employer's social contributions, paid)	—	140	534
Post-employment pension & medical benefits	—	—	—
Share-based payment transactions	—	—	41
Director fees Genfit Corp (net)	—	—	—
TOTAL	—	140	575

(1)

Within this total, only the portion of the amounts paid in 2019 to the Chairman and Chief Executive Officer pursuant to  the 13th resolution of the Annual General Meeting of June 13, 2019, for the part of the Incentive Plan corresponding to that portion of work on the initial public offering of the Company on the Nasdaq Global Select Market carried out in 2018, i.e.,  ¾ of the amount due, i.e. a gross amount of €562,893. However, the Chairman of the Board of Directors decided to forgo the balance amount of €187,631, which had been recorded in 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

26.COMPENSATION OF CORPORATE OFFICERS (Continued)

The Chairman of the Board of Directors, Jean-François Mouney, receives a fixed compensation. He also has use of a company vehicle and the Group’s insurance and disability plan. These benefits are totaled in the tablebelow in the "Other remuneration" line. The Chairman of the Board of Directors also receives attendance fees granted for his participation in the work of some of the committees of the Board of Directors.

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

In addition, the Chief Executive Officer, except in the event of gross negligence within the meaning of labor law, shall receive severance pay equal to:

(i)	twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the twelve past completed months and
(ii)

increased, where applicable, by the amount of annual variable compensation due for the previous year. This compensation will be paid one month after his effective termination of activity within the Group. The compensation will not be paid if, on his initiative, the Chief Executive Officer leaves the Company to exercise new functions or changes functions within the Group, or even if he has the possibility of asserting in the short term his retirement rights. It is also specified that any sum paid under the non-competition clause will be deducted from the sums due under the severance pay and vice versa. The total and maximum commitment represented by this indemnity (gross, employer charges and payroll tax) as of December 31, 2020 would amount to €415.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

26.COMPENSATION OF CORPORATE OFFICERS (Continued)

The directors' fees and other compensation due and paid to the non executive directors are as follows:

	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*
Attendance fees and other forms of remuneration payable to each of the non executive officer	During the year ended December 31,
(in euros)	2018		2019		2020
Jean-François MOUNEY (1)
Attendance fees	—	—	14,791	633	49,937	49,939
Other remuneration (outside compensation as CEO)	—	—	88,874	88,874	286,469	286,469
Total	—	—	103,665	89,507	336,406	336,408
Xavier GUILLE DES BUTTES
Attendance fees	53,330	41,311	68,016	67,580	85,020	80,660
Other remuneration	—	—	—	—	—	—
Total	53,330	41,311	68,016	67,580	85,020	80,660
Frédéric DESDOUITS
Attendance fees	21,174	17,113	33,136	30,302	53,360	44,640
Other remuneration	—	—	—	—	—	—
Total	21,174	17,113	33,136	30,302	53,360	44,640
BIOTECH AVENIR
Represented by Florence Séjourné
Attendance fees	—	—	—	—	—	—
Other remuneration	—	—	—	—	—	—
Total	—	—	—	—	—	—
Philippe MOONS
Attendance fees	29,704	22,345	36,188	41,202	45,780	41,420
Other remuneration	—	—	—	—	—	—
Total	29,704	22,345	36,188	41,202	45,780	41,420
Anne-Hélène MONSELLATO
Attendance fees	37,075	24,307	44,472	53,410	50,140	45,780
Other remuneration	—	—	—	—	—	—
Total	37,075	24,307	44,472	53,410	50,140	45,780
Catherine LARUE
Attendance fees	21,256	17,985	33,136	28,122	43,600	43,600
Other remuneration	—	—	—	—	—	—
Total	21,256	17,985	33,136	28,122	43,600	43,600
Katherine KALIN
Attendance fees	—	—	—	—	15,805	4,360
Other remuneration	—	—	—	—	—	—
Total	—	—	—	—	15,805	4,360
Eric BACLET
Attendance fees	—	—	—	—	20,165	6,540
Other remuneration	—	—	—	—	—	—
Total	—	—	—	—	20,165	6,540
TOTAL	162,539	123,061	318,613	310,123	650,276	603,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(amounts in thousands of euros, except for numbers of shares and per share amounts)

26.COMPENSATION OF CORPORATE OFFICERS (Continued)

(1)	The attendance fees and other remuneration for Jean-François Mouney above correspond to amounts due for the period from September 16, 2019 to December 31, 2019 and the full year 2020.

*

In addition, the Company has provided corporate officers, directors and members of the Executive Committee a “directors and officers” insurance against claims relating to certain actions they may take in the performance of their duties. For the 12 month of the calendar year 2020, the insurance premium for the implementation of this insurance coverage amounted to €1,316 ( €3,146 for 2019)

27.	COMMITMENTS

Subcontracting agreements

The Group enters into contracts for its business needs with clinical research organizations (CROs) for clinical trials, as well as with Contract Manufacturing Organizations (CMOs) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes.  The Group’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancelable contracts and not included in the description of the Group’s contractual obligations and commitments.

Deposits and guarantees

The Company has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €600 at December 31, 2020, €542 at December 31, 2019 and €455 at December 31, 2018.

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