Form 20-F
period 2021-12-31
Genfit S.A.
filed 2022-04-29
CIK 1757064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Pascal Prigent
Chief Executive Officer
GENFIT S.A.
Parc Eurasanté
885, avenue Eugène Avinée
59120 Loos, France
Tel: +33 (0)3 2016 4000 / Fax: +33 (0)3 2016 4001
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary shares: 49,815,489 shares outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). x Yes  o No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act .☐

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
“GENFIT,” the GENFIT logo, “RESOLVE-IT”, “NIS4”, “ELATIVE”, “The NASH Education Program”, “The NASH Epidemiology Institute”, "NASHnext" and other trademarks or service marks of GENFIT S.A. appearing in this Annual Report on Form 20-F, or annual report, are the property of GENFIT S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our plans to develop and commercialize elafibranor, tests powered by our NIS4 technology and our other drug candidates;
•the initiation, timing, progress and results of our preclinical studies and clinical trials, including the timing of availability of data from our clinical trials;
•our ability to successfully expand and advance our pipeline of drug candidates, including through in-licensing agreements;
•our and our collaborators' ability to expand the research, clinical and commercial use of diagnostics incorporating our NIS4 technology;
•the timing of our planned regulatory filings;
•the timing of and our ability to obtain and maintain regulatory approvals;
•the clinical utility and market acceptance of our drug candidates and tests powered by our NIS4 technology;
•the potential clinical utility of our product candidates and their potential advantages over existing therapies as well as those in development;
•our ability to establish and maintain manufacturing and supply arrangements for our product candidates;
•our ability to build our commercial organization in the event we elect to directly commercialize any approved products;
•the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical trials for our product candidates;
•the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to maintain, protect and enhance our intellectual property rights and proprietary technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•our estimates regarding future revenues, expenses and needs for additional financing, including our ability to fund our existing programs and execute our strategy based on our current financial position;
•the impact of the COVID-19 pandemic on our business and operations; and
•other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”
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

SUMMARY RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in “Item 3.D—Risk Factors” of this annual report. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:
•Our drug candidate development activities are focused primarily on the development of our drug candidate elafibranor in PBC as well as on other drug candidates for which development is less advanced. Drug development is subject to a number of risks.
•Clinical failure can occur at any stage of clinical development, as was the case with our Phase 3 RESOLVE-IT trial of elafibranor in NASH. The results of earlier clinical trials are not necessarily predictive of future results and elafibranor in PBC or any other product candidate that we or our collaborators advance through clinical trials may not have favorable results in later clinical trials, which may delay, limit or prevent our ability to receive regulatory approval or marketing authorization.
•Delays in the commencement, enrollment and completion of clinical trials, including our Phase 3 ELATIVE trial of elafibranor in PBC, could result in increased costs to us and delay or limit our ability and that of Ipsen and Terns Pharmaceuticals, our partners for elafibranor, and that of any future collaborators, to obtain regulatory approval for elafibranor and our other drug candidates.
•We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval, and without regulatory approval, we will not be able to market our product candidates.
•We have obtained breakthrough therapy designation from the U.S. Food and Drug Administration or FDA for elafibranor in the treatment of PBC and we may, through our partnership with Ipsen, seek to avail ourselves of such mechanisms to expedite the development or approval of elafibranor for another indication or in combination in the future or in order to accelerate the development or approval of our other drug candidates, but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor will receive marketing approval for this indication.
•Due to our limited resources and access to capital, our strategic decisions with respect to the development of certain product candidates may affect the development or timing of our business prospects.
•The development of our NIS4 technology and tests powered by this technology requires access to clinical trials, data and clinical samples in NASH patients and therefore our development is subject to the risks related to these trials.
•We intend to develop and market an in-vitro diagnostic or IVD powered by NIS4 as a clinical diagnostic and as such, NIS4 remains a product in development subject to the hazards of diagnostic product development. In addition, there is no assurance that we will be able to receive the necessary regulatory approvals (including CE Certificate of Conformity) to market an IVD, powered by NIS4 technology or achieve commercialization of this product candidate for our intended market.
•Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.
•If we or our current and future collaborators, are unable to establish sales, marketing and distribution capabilities for elafibranor or our other product candidates, we may not be successful in commercializing those product candidates if and when they are approved.
•We have entered, and may in the future enter into, collaboration, licensing or co-marketing agreements with third parties for the development and eventual commercialization of our product candidates and NIS4 diagnostic technology, and may not generate revenues from these agreements.
•We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units and may not be able to control their work as effectively as if we performed these functions ourselves.
•We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an IVD powered by NIS4 for use as a clinical diagnostic including one manufacturer for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices.
•Starting in mid-2020 and into 2021, we embarked on a significant strategic reorientation which resulted in a significant changes to our organization and workforce As a result, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.
•The outbreak of the novel coronavirus disease, COVID-19, has adversely impacted and could continue to adversely impact our business, including our preclinical studies and clinical trials.
•If we are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability or that of a potential future partner to commercialize our product candidates successfully may be adversely affected.

•Currently, besides NASHnext commercialized by our partner, Labcorp, we have no products approved for commercial sale, and to date we have not generated any significant recurring revenue from product sales. As a result, our ability to reduce our losses and reach sustainable profitability and rebuild our shareholders equity on our own is unproven, and we may never achieve or sustain profitability.
•Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and an LDT or IVD powered by NIS4 for clinical care.
•We will require substantial additional funding to develop and commercialize our products, if approved, which may not be available to us, or our current or future collaborators on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.
•Our stock price may never reach a price at which certain bondholders will deem conversion economically viable, in which case we would need to repay the nominal amount at maturity in October 2025. The terms of our convertible bonds require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders
•The market price of our equity securities is particularly volatile and may decline regardless of our operating performance.
•The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.
•The purported securities class action litigation against us is currently on appeal and we may become subject to additional litigation, which could harm our business and financial condition.
•The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

PART I

Item 1.	Identity of Director, Senior Management and Advisers.
Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
Not applicable.

Item 3.	Key Information.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
In 2019, we entered into a licensing and collaboration agreement with Terns Pharmaceuticals for elafibranor in Greater China, and in December 2021, the remaining worldwide rights to elafibranor in all indications were licensed to Ipsen. As part of the collaboration with Ipsen, elafibranor, our most advanced drug candidate, is currently being evaluated in a Phase 3 ELATIVE clinical trial in primary biliary cholangitis or PBC. Pursuant to this agreement, we remain responsible for the conduct of the phase 3 ELATIVE study until the end of the double-blind period.
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
 As a result, it is possible that the ELATIVE clinical trial or other clinical trials of elafibranor in other indications, and our other ongoing or future clinical trials in general, fail to meet their primary endpoints, as was the case with our Phase 3 RESOLVE-IT trial evaluating elafibranor in non-alcoholic steatohepatitis or NASH in 2020, or are delayed, additional development is necessary or, despite a favorable outcome in clinical trials, the regulatory authorities consider that the clinical results of these trials are insufficient to grant or maintain a marketing authorization. These different risks are further described below.

 Our other development programs are at a much earlier stage of development. Nitazoxanide or NTZ, which is being repositioned in Acute-on Chronic Liver Failure or ACLF, is currently being evaluated in a Phase 1 trial to evaluate pharmacokinetics and safety in individuals with hepatic impairment, and another Phase 1 study is planned to be conducted in renal impairment. We have also just begun development of our program in cholangiocarcinoma or CCA with GNS561, licensed from Genoscience Pharma in December 2021. Clinical development of these product candidates faces similar risks and challenges as our development of elafibranor in PBC.
A clinical failure of elafibranor in PBC, a delay or the failure to receive marketing authorization would therefore have a negative impact, even more so since it would impact our primary program and the most advanced in our portfolio of drug candidates. As a result, we could be forced to discontinue our development in PBC, one of our main programs, which could significantly affect the future of our Group.
Clinical failure can occur at any stage of clinical development, as was the case with our Phase 3 RESOLVE-IT trial of elafibranor in NASH. The results of earlier clinical trials are not necessarily predictive of future results for elafibranor in PBC or any other product candidate, including NTZ or GNS561, that we or our collaborators advance through clinical trials. Results from later clinical trials may not be favorable, which may delay, limit or prevent our ability to receive regulatory approval or marketing authorization.
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
Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us or our current and potential future collaborators, have suffered significant setbacks in Phase 3 clinical trials and at other stages of clinical development in particular in NASH and PBC even after seeing promising results in earlier clinical trials.
For example, in May 2020, we published the topline results of the interim analysis of our Phase 3 RESOLVE-IT trial of elafibranor in NASH.  Elafibranor did not demonstrate a statistically significant effect on the primary surrogate efficacy endpoint of NASH resolution without worsening of fibrosis nor on the key secondary endpoints. These results led us to stop development of elafibranor in NASH in 2020 due to lack of efficacy but not due to safety reasons.
In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well-advanced. We or our collaborators may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If elafibranor or our other drug candidates are found to be unsafe or lack efficacy for any indication, we or our collaborators will not be able to obtain regulatory approval for them, and our prospects and business may be materially and adversely affected. For example, if the results of our Phase 3 ELATIVE trial of elafibranor in PBC does not achieve the primary efficacy endpoints or demonstrate an acceptable safety profile, the prospects for approval of elafibranor in PBC would be materially and adversely affected.
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
Delays in the commencement, enrollment and completion of clinical trials, including our Phase 3 ELATIVE trial of elafibranor in PBC, could result in increased costs to us and delay or limit our ability and that of Terns Pharmaceuticals or Ipsen, our partners for elafibranor and that of any future collaborators, to obtain regulatory approval for elafibranor and our other drug candidates.
We are currently conducting our Phase 3 ELATIVE trial of elafibranor in PBC for which the first patient was enrolled in September 2020 and is currently enrolling patients as of the date of this annual report. Delays in the commencement, enrollment and completion of our clinical trials or those of our partners Terns Pharmaceuticals or Ipsen or any future collaborator could increase our product development costs or limit our ability to obtain regulatory approval of our drug candidates. In the past, we have experienced some delays in enrollment in our clinical trials, including in our RESOLVE-IT clinical trial in NASH. We have also experienced, and may continue to experience delays and challenges in enrollment in clinical trials due to the ongoing COVID-19 pandemic.

The results from these trials may not be available when we expect or we or our collaborators may be required to conduct additional clinical trials or preclinical studies not currently planned to receive approval for our product candidates, including elafibranor. In addition, our clinical programs and those of our partners Ipsen and Terns Pharmaceuticals are subject to a number of variables and contingencies, such as the results of other trials, patient enrollments or regulatory interactions that may result in a change in timing. As such, we do not know whether any future trials or studies in elafibranor or our other product candidates will begin on time or will be completed on schedule, if at all.
The commencement, enrollment and completion of clinical trials can be delayed or suspended for a variety of reasons, including:
•inability to demonstrate sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
•inability to validate test methods to support quality testing of the drug substance and drug product;
•inability to determine dosing and clinical trial design;
•inability to obtain sufficient funds required for a clinical trial or lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions;
•our inability to enter into collaborations relating to the development and commercialization of our product candidates;
•inability to reach agreements on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;
•discussions with the FDA, European Medicines Agency or EMA or other non-U.S. regulators regarding the scope or design of our clinical trials, which may occur at various times, including subsequent to the initiation of the clinical trial;
•governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;
•varying interpretations of our data, and regulatory commitments and requirements by the FDA, EMA and similar regulatory agencies;
•inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indications targeted by our product candidates;
•the delay in receiving results from or the failure to achieve the necessary results in other clinical trials;
•inability to obtain approval from institutional review boards, or IRBs, to conduct a clinical trial at their respective sites;
•lack of effectiveness of product candidates during clinical trials;
•suspension or termination by a data and safety monitoring board, or DSMB, that is overseeing the clinical trial;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•failure to conduct clinical trials in accordance with regulatory requirements;
•severe or unexpected drug-related adverse effects experienced by patients or any determination that a clinical trial presents unacceptable health risks;
•a breach of the terms of any agreement with, or termination for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates, or investigators leading clinical trials on our product candidates;
•inability to timely manufacture or deliver sufficient quantities of the product candidate required for preclinical studies or clinical trials;
•difficulty identifying, recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our trial, the rarity of the disease or condition, the rarity of the characteristics of the population being studied (for example PBC and ACLF and CCA), the nature of the protocol, the risks of procedures that may be required as part of the trial, such as a liver biopsy, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial, and competition from other clinical trial programs for the same indications as our product candidates;
•global health pandemics such as COVID-19, armed conflicts, war or natural disasters; and
•inability to retain enrolled patients after a clinical trial is underway.
For example, our RESOLVE-IT trial was a large and complex Phase 3 clinical trial in a disease without any approved therapies and the diagnosis of which generally involves invasive procedures such as liver biopsies. These specificities led us to face significant competition for patient enrollment, and to delay the publication date of our topline interim analysis.

As we engage in other large and complicated trials and trials in advanced disease populations, including our ongoing Phase 3 ELATIVE  trial evaluating elafibranor in PBC, we may experience a number of complications that may negatively affect our plans or our development programs. The ELATIVE  trial evaluating elafibranor in PBC in particular is made complex by the fact that it is an orphan disease with a small number of patients and the fact that one of our competitor’s product is the only one to have recently received market approval in this indication, and another Phase 3 trial in PBC is enrolling patients at the same time as ours which may compromise our ability to retain or recruit patients or complete the trial on time. Potential discussions with the FDA, the EMA or other regulatory authorities outside the United States or European Economic Area or EEA regarding the scope or design of our clinical trials may also happen at any time.
More broadly, changes in the treatment of PBC, such as the approval of a drug therapy for the treatment of PBC by one of our competitors, could result in difficulties retaining or enrolling patients in our clinical trials and those of our current or future collaborators. Any difficulty retaining patients may delay or produce negative or inconclusive results from our clinical trials, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. Any delay or compromises with respect to our clinical trials may have a material adverse effect on our business or diminish our competitive position relative to other biotechnology or pharmaceutical companies.
We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval, and without regulatory approval, we or our collaborators will not be able to market our product candidates.
We currently have no products approved for sale and we cannot guarantee that we or any of our current or future collaborators will ever have marketable products. Our business currently depends substantially on the successful development and commercialization of elafibranor in PBC. Our ability to generate revenue related to product sales will depend on the successful development and regulatory approval of elafibranor in the indications we and our collaborators are developing or will develop in the United States, the European Union and other countries. Our ability to generate substantial revenue is also dependent on the future of the development and marketing of an IVD test using our NIS4 technology.
The development of drug candidates and NIS4 technology and issues relating to their approval and marketing are subject to extensive regulation by the FDA in the United States, and EMA and European Commission (EU) in the EU and regulatory authorities in other countries, with regulations differing from country to country.
We or our current or future collaborators will not be permitted to market our drug candidates in the United States or EEA until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the EC (based on the positive opinion of the EMA), as applicable. The same is true for other countries, including the United Kingdom since Brexit. We have not submitted at this time any marketing applications for any of our product candidates and neither have Ipsen nor Terns Pharmaceuticals, our development partners for elafibranor, for its products. NDAs, marketing authorization applications or MAAs and MAs in other countries must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. These marketing applications must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA, MA or other marketing authorization is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval.
We cannot predict whether our ongoing or planned future trials and studies will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date, or for ongoing trials, with our interim results.
Regulatory authorities in countries outside of the United States and EEA also have requirements for approval of drug candidates and diagnostics with which we and our collaborators must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate or diagnostic in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, EEA or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn.
If we, our collaborators Ipsen and Terns Pharmaceuticals or a future partner are unable to obtain approval from the FDA, the EC or other regulatory agencies for elafibranor, an IVD using NIS4 technology and our other product candidates, or if, subsequent to approval, we, our collaborators Ipsen or Terns Pharmaceuticals or a future partner are unable to successfully commercialize elafibranor, an IVD using NIS4 technology or our other product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.
We have obtained breakthrough therapy designation from the FDA for elafibranor in the treatment of PBC and we may seek to avail ourselves of various designation mechanisms (such as orphan drug designation, Fast Track and breakthrough therapy designation) to accelerate the development or approval of our other drug candidates, including GNS561 in CCA but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor will receive marketing approval for this indication.

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
In addition, even if one or more drug candidate qualifies as a breakthrough therapy, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may also seek Fast Track designation or orphan drug designation for our product candidates in the future, and even if granted, these designations may not lead to accelerated regulatory and approval, or approval at all.
Even though we have obtained orphan drug designation for elafibranor for the treatment of PBC in both the US and EU, we, or Ipsen, may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity. We may also seek the same designation for other drug candidates, but we may not be able to obtain it or maintain the benefits associated.
Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EC from approving another marketing application for the same drug for that time period.
We received orphan drug designation in both the US and the EU for elafibranor for the treatment of PBC in 2019, and Ipsen may request the orphan drug designation for elafibranor in another indication or for other drug candidates that we may develop in the EU and/or the United States.
However, we or our partners may not receive such designation for other drug candidates that we or our partners may develop in Europe and/or the United States or for any other drug candidate in any other jurisdiction, or for elafibranor in any other indication. Even if we or our partners successfully receive the orphan drug designation, the orphan drug designation does not necessarily guarantee market exclusivity on a given market. Even if we or our partners successfully obtain the exclusivity pertaining to the orphan drug designation for any of our drug candidates, this exclusivity may not protect the product efficiently as exclusivity may be suspended under certain circumstances. In the United States, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the exclusivity pertaining to the orphan drug designation will not prevent the marketing approval of a similar drug for the same condition if the later drug is shown to be safer, more effective or otherwise clinically superior to the first drug, or if the owner of the market approval of the first product does not have the capacity to deliver sufficient quantities of the product. In addition, if another orphan designated product receives marketing approval and exclusivity for the same condition as the one for which we or a future partner seek to develop a drug candidate, we or our partner may not be able to receive approval of our drug candidate by the relevant regulatory authorities for a significant period of time.
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
We are currently conducting a clinical-stage program based on drug repositioning to develop the drug candidate NTZ for ACLF, for which we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. NTZ is approved in another indication in the United States, and a previously-conducted Phase 2 investigator-initiated clinical trial of NTZ in NASH-induced fibrosis was allowed based on the existing FDA evaluations of safety in the currently-approved indication, which is a hallmark of the Section 505(b)(2) regulatory pathway. As we progress the NTZ clinical program in ACLF, we plan to initiate such discussions with the FDA. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

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
Our future capital resources depend in large part on the success of development of elafibranor in PBC. Because our access to alternative financing is limited, failure in PBC could impact our strategic decisions with respect to the development of our other product candidates may affect the development or timing of our business prospects.
Our future capital resources depend in large part on the success of development of elafibranor in PBC. Because we have limited access to capital to fund our operations, failure of the PBC program could significantly negatively affect our resources available to allocate to research, collaboration, management and financial resources toward particular compounds, programs, product candidates or therapeutic areas. We may be restricted in the opportunities we can pursue, and we may be required to collaborate with third parties to advance a particular product candidate at terms that are less than optimal to us. Because of our limited resources, we may also have to decline to pursue opportunities that may otherwise prove to be profitable.
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
In addition, our product candidates are being developed as potential treatments for severe, life-threatening diseases and, as a result, our trials will necessarily be conducted in a patient population that will be more prone than the general population to exhibit certain disease states or adverse events. For example, PBC patients may suffer from other co-morbidities such as osteoporosis that may increase the likelihood of certain adverse events. It may be difficult to discern whether certain events or symptoms observed during our trials were due to our product candidates or some other factor, resulting in our company and our development programs being negatively affected even if such events or symptoms are ultimately determined to be unlikely related to our drug candidates. We cannot assure you that additional or more severe adverse side effects with respect to elafibranor, NTZ, GNS561 or any other drug candidate  will not develop in current or future clinical trials or commercial use, which could delay or preclude their regulatory approval, limit their commercial use or require them to be taken off the market.
If we or others later identify undesirable or unacceptable side effects caused by our products or product candidates:
•regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•we or current or future collaborators may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;
•we may be subject to limitations on how we may promote the product;
•sales of the product may decrease significantly;
•regulatory authorities may require us or current or future collaborator(s) to take our approved product off the market;
•we or current or future collaborators  may be subject to litigation or product liability claims; and
•our reputation or that of our current or future collaborators may suffer.

Risks Related to the Discovery and Development of, and Obtaining Regulatory Approval for, our Diagnostic Test
The development of our NIS4 technology and tests powered by this technology requires access to clinical trials, data and clinical samples in NASH patients and therefore our development is also subject to the risks related to these trials.

In January 2019, we entered into a license agreement with Labcorp to allow them to develop and deploy a test powered by NIS4 technology in the clinical research space. We believe that leveraging the capabilities of a large diagnostic company such as Labcorp, through its Covance laboratory network, will allow for early adoption of NIS4 technology and result in third party publications. In September 2020, we entered into a five-year exclusive licensing agreement for NIS4 technology with Labcorp. As part of the agreement, Labcorp will develop and commercialize a blood-based molecular diagnostic test powered by NIS4 technology throughout the U.S. and Canada enabling widespread access to healthcare providers. In order to reinforce use of our NIS4 technology, we also entered into an agreement in May 2021 with Q Squared Solutions LLC or Q2, to broaden the availability of the NIS4 technology in the clinical research field. In April 2021, Labcorp launched NASHnext, an LDT powered by NIS4 technology to provide broad clinical availability of the test to specialty and primary care physicians across the U.S. and Canada and to identify patients with significant fibrosis or at-risk of NASH. Labcorp is leveraging its deep experience in commercializing innovative diagnostics to educate providers on NASH and the importance of non-invasive testing. We believe this agreement will enable broader test availability to support evidence generation, demonstration of clinical utility, and favorable market access of the test powered by NIS4. We intend to benefit from these advantages to support the next step of the development, clearance, and commercialization of an in vitro diagnostic or IVD powered by NIS4 to enable even broader availability of the clinical diagnostic outside of the central lab setting.
Development of an IVD will nevertheless require us to keep gathering clinical data within the framework of trials or observational studies in which NIS4 is currently being evaluated or within the framework of potential additional clinical trials or observational studies to come.
In these trials or observational studies, we will continue to use human samples. Even though we have preferred access to the samples collected during the clinical development of elafibranor in NASH, we may be unable to access a sufficient quantity of samples or samples of a sufficient quality or usability, in which case the continuation of the development of NIS4 could be slowed down or even interrupted. In order to have access to samples, we may be required to enter into partnership agreement with hospitals or other third parties, and we may not be able to enter into these agreements under satisfactory conditions or within the desired timeframes, if at all.
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
Despite the care applied to the development of NIS4 technology, we could discover, after the development phase, inherent defects in the product or technology that were undetectable or inconspicuous defects based on the existing technical and scientific knowledge during the development. A failure may occur at any time during one of these clinical developments. The results of earlier clinical trials or studies does not allow predicting future results and NIS4 technology may not obtain favorable results in ongoing or future clinical studies. Results for additional clinical trials may not validate earlier positive results from other trials, which could call into question NIS4 technology's utility and medico-economic benefit. It is possible, in particular, that an LDT or IVD powered by NIS4, at the time of its launch on the market for clinical care, will not replace the current tests and medical examinations. In that case, the place of a test powered by NIS4, initially or as a complement or substitute of certain examinations would have to be assessed through additional clinical studies that would allow evaluating its medico-economic benefit often required to obtain reimbursement. The results of these studies may not support the use of a test using NIS4 technology within the standard of care in a way that meets the needs of clinical practitioners or demonstrates a favorable economic outcome. With such results, a test powered by NIS4 may not obtain reimbursement, especially in European countries, which could materially affect product sales.
Moreover, the data gathered during these trials and studies are subject to different interpretations, and regulatory authorities may not interpret our data as favorably as us or our collaborators, which may delay, limit or prevent the regulatory authorization for the use of an IVD powered by NIS4 as a diagnostic tool for clinical care. In addition, the design of these trials may determine if their results can support the application for marketing approval and procedural defects of a trial may not be visible before the trial reaches an advanced stage. We or our collaborators may not be able to design and conduct a clinical trial sufficient to support a regulatory market approval of an IVD powered by NIS4 for clinical care, which may have a significant unfavorable impact on our prospects and activities.
Changes in regulatory requirements or guidelines issued by the regulatory authorities, or unforeseen events occurring during these trials may force us or our collaborators to alter the protocol or impose new requirements within the framework of these trials or studies, which may result in higher costs and delays in the development schedule of NIS4 technology. If delays occurred in the completion of these clinical trials, or if they were terminated, or if additional clinical trials or studies were required besides the planned ones, this would impact the commercial prospects of an IVD powered by NIS4 and our ability to generate direct or indirect commercial revenue from this product would be delayed.
We intend to develop and market an IVD powered by NIS4 technology as a clinical diagnostic and as such, NIS4 remains a product in development subject to the hazards of diagnostic product development. In addition, there is no assurance that we will be able to receive the necessary regulatory approvals to market an IVD, powered by NIS4 technology or achieve commercialization of this product candidate for our intended market.

In order to reach the largest number of NASH patients possible, we intend to develop an IVD powered by NIS4 technology to identify patients with NASH and fibrosis who may be eligible for therapeutic interventions in a field where no NASH-specific non-invasive test has been approved nor commercialized for clinical care to date and for which clinical experience is currently limited. Our development approach relies therefore on new methodologies. It is thus possible that, in this context, our clinical trials do not meet a favorable outcome or that, despite a favorable outcome, regulatory authorities determine that the results of our clinical trials or those of our collaborators are insufficient to grant market approval for an IVD test using the NIS4 technology for clinical care.
In order to be allowed to directly market and sell an IVD powered by NIS4 in the European Union and/or Norway, Iceland or Liechtenstein (collectively EEA) and the United States, the product must achieve CE marking from an accredited Notified Body in Europe and FDA approval/clearance in the United States. Other relevant regulatory requirements must be met to market in other countries.
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
Alternatively, the product may be marketed as an LDT, which does not require FDA approval, but requires the laboratory conducting the test to have been certified under the Clinical Laboratory Improvement Amendments of 1988 Act or CLIA and certain state laboratory licenses. Both testing services by Labcorp and Covance are currently conducted within the framework of CLIA, which establishes quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of patient test results wherever the test is conducted. This law has instated an accreditation program for clinical laboratories, which Labcorp and Covance have received.
We currently do not have any IVD approved or cleared test that has been approved for marketing through such a regulatory process and we cannot guarantee that we or potential collaborators will ever develop marketable IVD tests. We have not submitted any marketing applications for any IVD test, and, in particular, we have not submitted any marketing application for NIS4.
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
Concurrently with evaluating the FDA approval process for our IVD test, we are collecting data to obtain CE Certificate of Conformity and to affix the CE mark to the IVD test in the key EEA markets subsequent market authorization in the key European markets. Like the U.S. approval process, the conformity assessment process preceding the CE Certificate of Conformity and CE marking process in the EEA may be lengthy and expensive, and the exact date of a CE Certificate of Conformity, if achieved at all, remains hard to predict.
Each regulatory authority may indeed refuse to issue approval, impose its own conditions to such issuance, or require additional data prior to issuance, even when such approval would have been already granted by regulatory authorities in other jurisdictions. Regulatory authorities may also modify their approval policies, particularly by adding new or additional conditions to grant approval. As an example, Regulation (EU) 2017/746 (IVDR) will enter into application on May 26, 2022. The Regulation will introduce a new classification procedure for an IVD medical devices and amplify the requirements which must be fulfilled by IVD manufacturers before they can CE mark and market their IVDs in the EEA.
We or our potential collaborators may be subject to delays in obtaining the CE Certificate of Conformity required to CE Mark and market a test using NIS4 for clinical care, or even not be successful in receiving approval, due to the entry into force of new IVD medical device regulations in Europe. Such delay or failure may have an unfavorable impact on our ability to market a test using NIS4 technology and our ability to generate direct or indirect revenue from this activity.
Even after regulatory approval or CE Certificates of Conformity have been granted or declarations of commercialization have been filed with regulatory authorities, IVD tests remains subject to materiovigilance and market-surveillance obligations concerning incidents and risks of incidents related to their use. Even though such incidents may occur and lead regulatory authorities to suspend or even revoke the market authorization of such products. Regulatory authorities may also conclude that procedures put in place by us or our collaborators are insufficient in order to identify and handle incidents, and could suspend commercialization of the products until these procedures are considered sufficient.

Risks Related to the Commercialization of Our Drug Candidates and Diagnostic Test
Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.
The commercial success of elafibranor as a potential treatment for PBC or in other indications, an LDT or IVD powered by NIS4 or our other drug candidates, if approved or cleared, will depend upon their acceptance among the medical community, including physicians, healthcare payors and patients. Given that there are a limited number of products approved for the treatment of PBC, we do not know the degree to which elafibranor would be accepted as a therapy, if approved.  Additionally, we cannot be assured that NASHnext, or IVD powered by NIS4 will be accepted by the medical community as a means of identifying patients with NASH or fibrosis who may be appropriate candidates for therapeutic intervention, and even if an LDT or IVD powered by NIS4 is used, a physician may still require additional testing (e.g. liver biopsy) to confirm diagnosis. The degree of market acceptance of elafibranor, NASHnext or IVD powered by NIS4 and any of our other drug candidates that may be approved will depend on a number of factors, including:
•changes in the standard of care or availability of alternative therapies at similar or lower costs for the targeted indications for any of our product candidates, such as competitors’ product candidates for the treatment of PBC, or other cholestatic diseases like ACLF or CCA, or an alternative to liver biopsy for the diagnosis of NASH and fibrosis;
•limitations in the approved clinical indications or patient populations for our product candidates;
•demonstrated clinical safety and efficacy compared to other products;
•limitations or warnings, including boxed warnings, contained in our drug candidates’ FDA- or EC-approved labeling, if and when approved;
•in the case of elafibranor, our ability and that of our partners, Ipsen and Terns Pharmaceuticals or of a potential future collaborator to access the PBC market or in other future indications;
•for an LDT powered by NIS4, the ability of our partner, Labcorp or of a potential future collaborator to access the clinical research or clinical diagnostic market;
•for an IVD powered by NIS4, our ability to develop, obtain regulatory approval and commercialize an IVD test for clinical care;
•lack of significant adverse side effects;
•sales, marketing and distribution support;
•availability of coverage and adequate reimbursement from managed care plans and other third-party payors;
•timing of market introduction and perceived effectiveness of competitive products;
•the degree of cost-effectiveness;
•availability of alternative therapies or diagnostic solutions at similar or lower cost, including generics and over-the-counter products;
•the extent to which our product candidates are approved for inclusion on formularies of hospitals and managed care organizations;
•whether our drug or diagnostic candidates are designated under physician diagnostic and treatment guidelines for the treatment of the indications for which we, our partners Ipsen and Terns Pharmaceuticals or a potential future partner have received regulatory approval;
•adverse publicity about our product candidates or favorable publicity about competitive products;
•convenience and ease of administration of our product candidates; and
•potential product liability claims.
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

We have no sales, marketing or distribution experience and if we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved. To develop internal sales, distribution and marketing capabilities, we have already begun to invest significant amounts of financial and management resources, and we may continue to do so, even prior to any confirmation that our product candidates will be approved. Development and commercialization rights for elafibranor, our most advanced drug candidate, are licensed to Terns Pharmaceuticals for the treatment of NASH and PBC in mainland China, Hong Kong, Macau and Taiwan (Greater China) and to Ipsen in PBC and other indications in the rest of the world. Additionally, in connection with the development of NIS4 technology, we entered into a license agreement with Labcorp and Q2 to allow them to develop and deploy a test powered by NIS4 in the clinical research space. In September 2020, we entered into a five-year exclusive licensing agreement for NIS4 technology with Labcorp. As part of the agreement, Labcorp will develop and commercialize a blood-based molecular diagnostic test powered by NIS4 technology throughout the U.S. and Canada enabling widespread access to healthcare providers. We believe this agreement with Labcorp will provide broad clinical availability of a LDT powered by NIS4 technology to specialty and primary care physicians across the U.S. and Canada. We are therefore heavily dependent on the sales, marketing and distribution capabilities of our partners Terns, Ipsen and Labcorp.
If we decide to market any of our products ourselves, we would need to develop our own sales and marketing capabilities. For any product candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including:
•we or our third-party sales collaborators may not be able to attract and build an effective marketing or sales force;
•our sales personnel may be unable to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;
•the cost of securing or establishing a marketing or sales force may exceed the revenues generated by any products; and
•our direct sales and marketing efforts may not be successful.
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
We may enter into licensing arrangements with third parties that we believe will complement or augment our commercialization efforts, particularly with respect to the diagnostic use of NIS4 for clinical care or our other drug candidates. For example, we have entered into an exclusive licensing and collaboration agreement with Ipsen to develop and commercialize elafibranor for the treatment of PBC and other indications worldwide, with the exceptions of Greater China which is licensed to Terns Pharmaceuticals. We have also entered into a license agreement with Labcorp to allow them to deploy an LDT powered by NIS4 in the clinical research and clinical diagnostics spaces. Any of these relationships may require us to incur costs, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of elafibranor or any other product candidate. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.
Collaborations involving elafibranor, an LDT or IVD powered by NIS4 or any of our other drug candidates pose the following risks to us:
•collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•collaborators may not perform their obligations as expected;
•collaborators may not pursue commercialization or may elect not to continue or renew commercialization programs based on changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidate if the collaborators believe that competitive products are more likely to be successfully commercialized under terms that are more economically attractive than ours;
•a collaborator with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of any such product candidate;

•collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
•collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•disputes may arise between the collaborators and us that result in the delay or termination of the commercialization of our product candidate or that result in costly litigation or arbitration that diverts management attention and resources;
•we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;
•collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
•collaborators may learn about our discoveries and use this knowledge to compete with us in the future;
•there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others;
•the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers;
•collaboration agreements may not lead to commercialization of our product candidate in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our commercialization program under such collaboration could be delayed, diminished or terminated; and
•collaborators may be unable to obtain the necessary marketing approvals.
If current or future collaboration partners fail to develop or effectively commercialize elafibranor, an LDT or IVD powered by NIS4 or any other drug candidate for any of these reasons, such product candidate may not be cleared for sale and our sales of such product candidate, if approved, may be limited, which would have an adverse effect on our operating results and financial condition.
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
Additionally, any of our product candidates for which we or our collaborators obtain regulatory approval, as well as the manufacturing processes, post-approval studies and measures, labelling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the EMA, FDA, other regulatory authorities, and notified bodies. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping.
Approved drugs that are manufactured or distributed in the United States pursuant to FDA approvals are subject to pervasive and continuing regulation by the EC and EMA following approval by the EC, or national regulatory authorities in EEA countries and the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion and reporting of adverse experiences with the drug.
After approval, most changes to the approved drug, such as adding new indications or other labelling claims and some manufacturing and supplier changes are subject to prior FDA, EC or national regulatory authorities of the EEA countries review and approval. There also are continuing, annual program user fee requirements for marketed drugs, as well as new application fees for certain supplemental applications. Once approval is granted, the FDA, or other regulatory authorities, may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse effects of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labelling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy, or REMS. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use. Elements to assure safe use can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can be costly to establish and can materially affect the potential market and profitability of the drug.

Depending on the outcome, the FDA, EC, or national regulatory authorities of the EEA countries could revoke the previously granted approval.
 Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the drug, suspension of the approval, complete withdrawal of the drug from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA, EC, or national regulatory authorities of the EEA countries to approve applications or supplements to approved applications, or suspension or revocation of drug approvals;
•drug seizure or detention, or refusal to permit the import or export of drugs; or
•injunctions or the imposition of civil or criminal penalties.
The FDA and other regulatory authorities strictly regulate marketing, labelling, advertising and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies, national authorities and industry associations actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil, criminal and administrative penalties. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA and other regulatory authorities do not regulate the behavior of physicians in their choice of treatments but the FDA and other regulatory authorities do restrict manufacturer’s communications on the subject of off-label use of their products.
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

Similarly, in the EEA, IVDs are strictly regulated and our IVDs will be subject to vigilance, post-market surveillance, quality management systems and many other regulatory requirements imposed by the IVDR. If a regulatory authority of an EEA country finds a violation of the IVDR obligations for which we are considered to be responsible we may be subject to a wide variety of enforcement actions, ranging from warning letters, injunction letters, fines, civil penalties and criminal prosecution.
Accordingly, assuming we or our current or future collaborators receive regulatory approval for one or more of our product candidates, we and our collaborators will continue to expend time, money and effort in all areas of regulatory compliance.
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
The continuing efforts of third-party payors of healthcare costs to contain or reduce costs of healthcare may negatively affect our or our collaborators commercialization prospects, including:
•the ability to set a price we believe is fair for our or our collaborators’ products, if approved;
•the ability to obtain and maintain market acceptance by the medical community and patients;
•the ability to generate revenues and achieve profitability; and
•the availability of capital.
Our or our collaborators’ ability to obtain an acceptable reimbursement rate for our drugs from third-party payors will be determined in the coming years, in particular by our collaborators' Ipsen and Terns Pharmaceuticals with respect to PBC. We cannot be sure that coverage and reimbursement will be available for any potential product candidate that we or our collaborators may commercialize and, if reimbursement is available, what the level of reimbursement will be. Since few drugs have been commercialized in PBC, we cannot predict the conditions of elafibranor’s future reimbursement. However, because negotiations with the payors are traditionally based on the results (intermediate, or otherwise) of Phase 3 clinical trials, we have only had preliminary discussions with the organizations concerned. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.
In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, ACA, is significantly impacting the provision of, and payment for, healthcare. With regard to pharmaceutical products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. Some of the provisions of the ACA have yet to be implemented, and there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by the U.S Congress. Thus the ACA will remain in effect in its current form. Moreover, prior to the U.S. Supreme Court ruling, , on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. It is unclear how the Supreme Court ruling, other such litigation and the health reform measures of the Biden administration will impact the ACA and our business.
In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 have instituted, among other things, mandatory reductions in Medicare payments to certain providers which went into effect on April 2013 and will remain in effect through 2031 unless additional Congressional action is taken. .Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce coverage and/or reimbursement of our product candidates, if approved. Further, Congress is considering additional health reform measures.
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

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, at both the federal and state levels in the United States, as well as internationally, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product candidate. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. We expect that additional state and federal healthcare reform measures will be adopted in the future. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
In some non-U.S. countries, the proposed pricing and reimbursement conditions for a drug must be approved by relevant authorities before it may be lawfully marketed. Reimbursement may in some cases be unavailable. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Non U.S. countries may approve a specific price for the medicinal product, may refuse to reimburse a product at the price set by the manufacturer or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for elafibranor or any of our other product candidates that may be approved.
Failures to reimburse an LDT or IVD powered by NIS4, if commercialized for clinical care, or changes in reimbursement rates by third-party payors and variances in reimbursement rates could materially and adversely affect our revenues and could result in significant fluctuations in our revenues.
Our ability or that of a potential future collaborators to successfully commercialize an LDT or IVD powered by NIS4 also will depend in part on the extent to which coverage and adequate reimbursement for this test will be available from third-party payors, such as government health administration authorities, private health insurers and other organizations. Insurance coverage and reimbursement rates for diagnostic tests are uncertain, subject to change and particularly volatile during the early stages of a newly commercialized diagnostic test. As of the date of this annual report, NASHnext has not obtained reimbursement status in the countries where it is commercialized by Labcorp. It is uncertain as to what extent third-party payors will provide coverage for NASHnext, another LDT or IVD powered by NIS4, if commercialized for clinical care. We will also likely experience volatility in the coverage and reimbursement of NASHnext, another LDT or IVD test due to contract negotiation with third-party payors and implementation requirements.
The reimbursement amounts we receive from third-party payors will vary from payor to payor, and, in some cases, the variation is material. Third-party payors have increased their efforts to control the cost, utilization and delivery of healthcare services. These measures have resulted in reduced payment rates and decreased utilization for the diagnostic test industry. From time to time, Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing for tests covered by Medicare is subject to change at any time. Reductions in the reimbursement rate provided by third-party payors may occur in the future. Reductions in the price at which NASHnext, another LDT or IVD powered by NIS4 is reimbursed could have a material adverse effect on our revenues. If we and our potential future collaborators are unable to establish and maintain broad coverage and adequate reimbursement for NASHnext, another LDT or IVD powered by NIS4 or if third-party payors change their coverage or reimbursement policies with respect to NASHnext, another LDT or IVD test, our revenues could be materially and adversely affected.
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
Our future profitability will depend on our or our collaborators’ ability to commercialize our product candidates in the United States, Europe and other territories around the world. If we or our collaborators commercialize our product candidates in international markets, we would be subject to additional risks and uncertainties, including:
•economic weakness, including inflation;
•political instability, armed conflict or war in particular economies and markets;
•global pandemics like COVID-19;
•the burden of complying with complex and changing non-U.S. regulatory, tax, accounting and legal requirements, many of which vary between countries;
•different medical practices and customs in non-U.S. countries affecting acceptance in the marketplace;
•tariffs and trade barriers;
•other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or other governments;
•longer accounts receivable collection times;
•longer lead times for shipping;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;

•language barriers for technical training;
•reduced protection of intellectual property rights in some countries outside the United States, and related prevalence of generic alternatives to therapeutics;
•foreign currency exchange rate fluctuations and currency controls;
•differing reimbursement landscapes globally;
•uncertain and potentially inadequate reimbursement of our products; and
•the interpretation of contractual provisions governed by laws outside the United States in the event of a contract dispute.
Sales of our products outside the United States could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.
Adverse market and economic conditions may exacerbate certain risks associated with commercializing our product candidates.
Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, armed conflict, such as in Ukraine, wars, the COVID-19 pandemic or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for elafibranor, NASHNext or another LDT or IVD powered by NIS4 or any of our product candidates that are approved for commercialization in the future. In addition, the increase of inflation rates following the COVID-19 pandemic era and the current armed conflict in Ukraine may additionally affect the commercialization of our products and product candidates.

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
Under our supervision, we outsource substantial portions of our operations to third-party service providers, including preclinical studies and clinical trials, collection and analysis of data and manufacturing of our drug candidates and the realization of certain analyses performed under our agreements with Labcorp and Q2 pertaining to an LDT or IVD powered by NIS4 for use in the clinical research and clinical diagnostics markets. In particular, we subcontract certain elements of the design and/or conduct of our clinical trials to CROs, as well as the manufacturing of our active ingredients and therapeutic units to CMOs, especially with regard to our Phase 3 ELATIVE trial evaluating elafibranor in PBC.
We also contract with external investigators and other specialized services providers, for example with respect to certain statistical analyses, to perform services such as carrying out and supervising, and collecting, analyzing and formatting of data for our trials. Although we are involved in the design of the protocols for these trials and in monitoring them, we do not control all the stages of test performance and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations. In particular, a contractor’s failure to comply with protocols or regulatory constraints, or repeated delays by a contractor, could compromise the development of our products or result in liability for us, including our contractual liability resulting from provisions in agreements we have signed with Ipsen and Terns Pharmaceuticals for the development of elafibranor. Such events could also inflate the product development costs borne by us.
This strategy means that we do not directly control certain key aspects of our product development, such as:
•the quality of the product manufactured;
•the delivery times for therapeutic units (pre-packaged lots specifically labeled for a given clinical trial);
•the clinical and commercial quantities that can be supplied; and
•compliance with applicable laws and regulations.
Additionally, our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:
•the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;
•we replace a third party; or
•the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.

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
We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an IVD powered by NIS4 for use as a clinical diagnostic including one manufacturer for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials and those of our collaborators. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices.
We do not intend to manufacture the drug products nor future test kits related to an IVD powered by NIS4 that we plan to sell if approved or successfully complete the conformity assessment procedure for use as a clinical diagnostic. We currently have agreements with a contract manufacturer for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for our preclinical studies and clinical trials in elafibranor that we plan to conduct prior to and after seeking regulatory approval and, if applicable, for the manufacturing of the first commercial lots of the product. We rely on one supplier for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials and, if applicable, for the provision of the first commercial lots. In addition, we rely on Genoscience Pharma for the provision of drug product for the development and future commercialization of GNS561 and external third parties for the supply of NTZ. If any of these suppliers should cease to provide services to us for any reason, we likely would experience delays in advancing our clinical trials and, if applicable, for the commercial launch while we identify and qualify one or more replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us.
While we believe that our current inventory and drugs in production at various levels of the production chain are sufficient for our needs on a short-term basis, a failure at both of the storage sites of the therapeutic units used for the ongoing ELATIVE Phase 3 study evaluating elafibranor in PBC would be detrimental to our and Ipsen's clinical development plan.
For example, we have had to face the temporary closing of one of these units for a duration of 15 days due to a suspected case of COVID-19, even though this unit has indicated to us that this would not affect the provision of future clinical lots. However, in case of failure of these units, we may not be able to enter into additional long-term commercial supply agreements for elafibranor with other third-party manufacturers on terms sufficiently advantageous to us. We do not have agreements for long-term supplies of any of our other product candidates. We currently obtain these supplies and services, such as for NTZ, from our third-party contract manufacturers on a purchase order basis and can be subject to fluctuations in price and availability. With respect to supply of GNS561, we must enter into a supply agreement with our partner, Genoscience Pharma.
Additionally, the facilities used by any contract manufacturer to manufacture elafibranor or any of our other product candidates must be the subject of a satisfactory inspection before the FDA, the national competent authority of the EU member states, or the regulators in other jurisdictions that approve the product candidate manufactured at that facility. We are completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and current good manufacturing practice requirements of any governmental agency whose jurisdiction to which we are subject, our products or product candidates will not be approved or, if already approved, may be subject to recalls or other enforcement action.
Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the products or product candidates, including:
•the possibility that we are unable to enter into or renew a manufacturing agreement with a third party to manufacture elafibranor or our product candidates;
•the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and
•the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.
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
We have limited experience in product development and marketing and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates including those at an early and preclinical stage, particularly those candidates outside of our main therapeutic areas of interest. We have entered into an exclusive licensing and collaboration agreement with Ipsen to develop and commercialize elafibranor for the treatment of PBC and other indications worldwide, with the exception of Greater China which is licensed to Terns Pharmaceuticals. Our NIS4 technology is licensed to partners, both to Labcorp to allow them to deploy an LDT powered by NIS4 in the clinical research and clinical diagnostics spaces and also to Q2 in the clinical research space. Should we seek to collaborate with additional third parties with respect to our development programs, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all.
Any new collaboration may require additional expenditures, increase our short and long term investments, require us to issue new shares and dilute our existing shareholders or disrupt our management team or activities. With our current agreements, or even if we succeed in securing collaborators for the development and commercialization of elafibranor, our NIS4 technology, the NASHnext LDT or our other product candidates, we have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates.
These collaborations and licensing agreements pose a number of risks, including:
•the means and resources used within the framework of these agreements remain, for the most part, at the discretion of the partner;
•the partner might not fulfill its contractual obligations;
•the partner might interrupt the development or commercialization or decide to interrupt or not renew the development or commercialization programs due to a change in strategic orientation, a lack of financing or external factors such as an acquisition that would reallocate resources or induce different priorities;
•the partner might develop, independently or with the assistance of third parties, products, in the case of pharmaceuticals or in-vitro tests, in the case of diagnostic technologies that are in direct or indirect competition with our product candidates or future IVD powered by NIS4 if it believes that it is easier to successfully commercialize competing products under more attractive economic conditions than ours;
•the partner, as holder of the commercialization and distribution rights on a product candidate or technology for a set time period or a specific territory or territories, might not allocate sufficient resources to these activities;
•the partner might not protect or defend our intellectual property rights in an appropriate manner or might use exclusive information that belongs to us in a manner resulting in disputes that may compromise or discredit our exclusive information or expose us to potential disputes;
•the partner might not respect the property rights of third parties, which might expose us to litigation and potentially involve our liability;
•disputes might arise between us and the partner, which could result in delays or suspension of the commercialization of the product candidate, or legal action or costly procedures that would monopolize resources as well as divert management’s attention;
•we might lose certain important rights obtained through these partnerships, notably in the case of change of control of our company;
•the collaboration might be terminated and, in such case, require additional financing to further develop or market the product candidate licensed to it;
•the partner has access to our discoveries and might use this information to develop future competing products;
•the collaboration, due to its nature, might have a negative impact on our attractiveness for collaborators or potential acquirers;
•the collaboration might not result in the development and commercialization of the product candidate(s) in an optimal fashion or never fulfill its objectives; and
•if the partner were to take part in a merger, the continuity of advancement and the central nature of our commercialization program might be delayed, reduced or suspended by it.
Thus, collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. For example, although we have entered into a license agreement with Labcorp to enable them to develop and commercialize an LDT powered by NIS4 for clinical research and clinical diagnostic purposes, there is no guarantee that our collaboration with Labcorp will result in widespread clinical or commercial use of NASHnext, an LDT powered by NIS4 for clinical care. Commercial launch of NASHnext in 2021 was slowed by COVID-19 and also impacted by the lack of approved treatment for NASH. Similarly, although we have entered into a collaboration and license agreement with Ipsen for the treatment of PBC and other indication worldwide, with the exception of Greater China which is licensed to Terns, there is no guarantee that our partnership with Ipsen or Terns will successfully result in a generalized clinical or commercial use of elafibranor for these indications and in those jurisdictions.

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
We do not currently and do not intend in the future to manufacture the drug candidates we or our collaborators intend to sell. We outsource the manufacturing of our products to third parties, who are, in turn, subject to ongoing regulation and periodic inspection by the national regulatory authorities of the EEA countries, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products.
Failure to comply with applicable regulations could also result in the national regulatory authorities of the EEA countries, FDA or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring us or our current or future collaborators to suspend or put on hold one or more of our clinical trials;
•suspending, varying or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring us or our current or future collaborators or our third-party manufacturers to suspend manufacturing activities or product sales, imports or exports;
•requiring us or our current or future collaborators to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure or that of our current or future collaborators to produce our products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing approval in the United States, EEA or elsewhere, our suppliers will have to pass an audit by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such audits, and the audits and any audit remediation may be costly. Failure to pass such audits by us or any of our suppliers would affect our ability or that of our current or future collaborators to commercialize our product candidates in the United States, Europe or elsewhere.
The deployment of an LDT powered by NIS4 depends on the ability of the central laboratories of our partner Labcorp that conduct the diagnostic test to retain its CLIA certification or other regulatory authorizations or operating licenses, which certification sets quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of test results for the patients wherever the testing is conducted. We do not plan on manufacturing the test kits that we plan on marketing and that will be associated with an IVD powered by NIS4 if it were to be approved on the market of routine care; and the manufacturing sites of the contractor that we or our potential collaborators may choose for their production would also be subject to significant authorizations and regulations.

Risks Related to Our Operations
Starting in mid-2020 and into 2021, we embarked on a significant strategic reorientation which resulted in a significant changes to our organization and workforce As a result, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.

In mid-2020 we terminated our development program of elafibranor in NASH and redefined our strategic priorities with respect to our product candidate pipeline. As a result, we implemented a multi-year cost reduction program and workforce reduction program that had a significant impact on our organization, infrastructure and operations. In 2021, given that our access to market financing was limited, we chose to enter into licensing and collaboration agreements to support the development and commercialization of certain of our product candidates, and elafibranor in particular, as well as the in-licensing of a product candidate developed by a third party, for which we need to develop our expertise. In the context of these significant changes in our organization, the focus of our resources on managing the success of these partnerships and new programs could result in weaknesses in our infrastructure (including our internal control over financial reporting), give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among employees. These changes in our organization may lead to significant costs and may divert financial resources from other projects, such as the development of our other product candidates. If our management is unable to effectively manage these changes efficiently, our expenses may increase more than expected, our ability to generate or increase our revenue could be impacted and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our other product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the changes related to the significant strategic reorientation we have undertaken.
We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.
Our success depends to a significant degree upon the technical and management skills of our co-founders, scientific advisers, senior management team, including, in particular, Pascal Prigent, our chief executive officer, Jean-François Mouney, our chairman, and Dean Hum, our chief operating officer. The loss of the services of Messrs. Prigent, Mouney or Hum would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified scientific, management, marketing, technical, and sales executives and personnel, in particular in the new therapeutic areas where we need to build up our experience, despite the workforce reduction plan we implemented in 2020. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, there is risk of departures or difficulties in hiring qualified personnel following the announcement of disappointing clinical results, such as those we announced in May 2020 regarding our Phase 3 RESOLVE-IT trial and our recent workforce reduction plan. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could harm our operations and our growth prospects.
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
We have recently acquired and may in the future acquire, products or businesses or form new strategic alliances, and we may not realize the benefits of such partnerships or acquisitions.

As part of our growth strategy, we have sought and intend to seek opportunities to in-license rights to drug candidates in clinical development. This could also include the acquisition of companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. If such acquisitions occur in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses or the expected synergies if we are unable to successfully integrate them with our existing operations and company culture.
In December 2021, we licensed the exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. CCA is a new therapeutic area for us, and we may not be successful in realizing the full potential of the GNS561 program.
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
We use social media to relay our official financial communications and participation in scientific congresses and other events. Unauthorized communications, such as press releases or posts on social media, purported to be issued by us, may contain information that is false or otherwise damaging and could have an adverse impact on the price of our securities. Negative or inaccurate posts or comments about us, our research and development programs, and our directors or officers could seriously damage our reputation.
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
We are exposed to a number of regulatory and commercial risks related to the United Kingdom leaving the European Union.

The United Kingdom left the European Union on January 31, 2020, a development commonly known as Brexit. Given the lack of precedent in the history of the European Union, the financial, commercial, regulatory and legal consequences of the withdrawal of the United Kingdom from the European Union are unclear. The United Kingdom and the European Union have signed a EU-UK Trade and Cooperation Agreement, or TCA, which entered into force on May 1, 2021. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship will operate going forwards, however there are still many uncertainties.

Our clinical trials in the United Kingdom are subject to the requirements of the Medicines and Healthcare products Regulatory Agency or MHRA and the regulations of the EMA. For example, we plan to open new investigation sites in the United Kingdom for our ELATIVE Phase 3 trial evaluating elafibranor in PBC and potentially other clinical trials. As it relates to marketing authorizations, Great Britain will have a separate regulatory submission process, approval process and a separate national marketing authorization granted by the UK competent authorities in order to place medicinal products on the market in Great Britain. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission (EC). For example, the scope of a marketing authorization for a medicinal product granted by the EC or by the competent authorities of EU Member States will no longer encompass Great Britain (England, Scotland and Wales). If we or our potential future collaborators obtain market approval within the European Union, this market approval may not allow us to commercially market our product candidates in the United Kingdom and we or our potential future collaborators may not be in a position to obtain the required approval from the British regulatory authority. If we or our potential collaborators need to obtain additional approvals in the United Kingdom, we will have to bear additional costs which could be considerable.
The outbreak of the novel coronavirus disease, COVID-19, has adversely impacted and could continue to adversely impact our business, including our preclinical studies and clinical trials.
In December 2019, a novel strain of coronavirus disease, SARS-CoV-2, identified as COVID-19, was identified in Wuhan, China. This virus has since spread globally, including throughout the United States, across Europe and in France, where we are headquartered, and in countries where we or our current and future partners have planned or ongoing clinical trials, or where our important subcontractors – for clinical research and manufacturing of our API and drug product for elafibranor and NTZ, in particular, are located. The initial outbreak, subsequent outbreaks resulting from new variants of the disease such as Delta and Omicron, and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities have been closed and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.
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
In response to the spread of COVID-19, in 2020, we made several changes to our operations, including
•temporarily suspending our planned Phase 3 study of elafibranor in PBC;
•suspending enrollment of patients or putting certain other clinical trials on hold;
•enacting remote working for certain of our employees, including most of our general administrative and finance personnel, and applying social distancing and other safety measures for employees who continue to work at our offices and in the laboratories; and
•strictly limiting business travel to that which is considered absolutely critical to our operations.

As of the date of this annual report, although most employees have returned to our offices and business travel has recommenced, the COVID-19 pandemic continues to impact operations.  As the result of measures implemented in consultation with our CRO, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ homes, to ensure the safety of participants in the ELATIVE study, the ELATIVE Phase 3 clinical trial of elafibranor in PBC was able to enroll its first patient in September 2020.
At the start of the ELATIVE trial, and considering the pandemic situation, we had estimated that enrollment in the ELATIVE study would take approximately 18 months and so far, enrollment has been broadly in-line with this estimate. However, the recent rapid expansion of the highly contagious Omicron strain of COVID has created additional complications for us in enrolling patients and in clinical trial operations generally. The rate of infection, as well as the containment measures put in place to control its growth have led to patients postponing site visits or having to be re-screened because they had fallen outside the screening window. This recent worsening of the COVID pandemic has also created significant additional administrative backlogs at sites and regulatory agencies, due to the combination of continued high volume of trials and staffing shortages. This has disproportionately impacted regions where there were already significant delays, such as Latin America. We continue to work with our CRO, trial sites and investigators to regularly revise our program execution estimations to take into account the evolution of the pandemic situation and its impact on our activities. Although we currently do not anticipate these recent complexities to substantially change the guidance related to availability of the ELATIVE topline results, we continue to assess the impacts of COVID-19 for all of our ongoing and planned clinical trials. In 2021, the COVID-19 pandemic also impacted the timing of Labcorp’s commercial launch of an LDT powered by NIS4 in the clinical care space in the United States and as a result, impacted net sales in 2021.  More generally, we have observed that the COVID-19 pandemic has diverted our collaborators’ resources towards the prevention, diagnosis and treatment of COVID-19 patients, to the detriment of other activities, including our programs.
As a result of the COVID-19 pandemic, we have experienced and may continue to experience disruptions, some of which could severely impact our business, preclinical studies and clinical trials, including:
•delays or difficulties in manufacturing active pharmaceutical ingredients or drug products used in clinical trials of our product candidates, including interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in clinical trials of our product candidates;
•delays or difficulties in enrolling patients in our clinical trials;
•delays or difficulties in clinical site initiation, including initiation of their activities, in particular for newly launched trials or trials in preparation, difficulties in recruiting clinical site investigators and clinical site staff;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials or those of our current or future partners;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;
•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials or those of our current or future partners,, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
•delays in receiving approval from local regulatory authorities to initiate our or those of our current or future partners, planned clinical trials;
•delays in clinical sites receiving the supplies and materials needed to conduct our, or those of our current or future partners, clinical trials;
•changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our, or those of our current or future partners', clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
•delays in necessary interactions with local regulators, in particular the FDA and EMA, other regulatory agencies, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•delay in the timing of interactions with the FDA due to absenteeism by federal employees or by the diversion of their efforts and attention to approval of other therapeutics or other activities related to COVID-19; and
•refusal of the FDA or EMA or other regulatory agencies to accept data from clinical trials in affected geographies.
In addition, the outbreak of COVID-19 could disrupt our operations or those of our partners for a significant period of time, due to absenteeism or inability to work from home by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our or their office or laboratory facilities, or due to mandated quarantines. COVID-19 could also impact members of our board of directors, resulting in absenteeism from meetings of the directors or committees of directors, and making it more difficult to convene the quorums of the full board of directors or its committees needed to conduct meetings for the management of our affairs.

The global outbreak of COVID-19 continues to rapidly evolve, in particular as a result of new variants. The extent to which COVID-19 may impact our or our partners' businesses, clinical trials and financial situation will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, variations in the virus, the duration of the outbreak, travel restrictions and social distancing in France, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken around the world to contain and treat the disease, including the vaccination efforts currently underway in some countries. In addition, the world economy has been strongly impacted by the epidemic and many economists, governments and business leaders predict a severe impact on gross world product. We cannot predict the extent of the impact of this epidemic on the financial markets or on our stock price and as a result, on our ability to obtain additional funding if we should seek to raise additional funding.

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
•we may not have been the first to make the inventions covered by pending patent applications or issued patents;
•we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;
•others may independently develop identical, similar or alternative products or compositions and uses thereof;
•our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
•any or all of our pending patent applications may not result in issued patents;
•we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
•any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
•our compositions and methods may not be patentable;
•others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
•others may identify prior art or other bases which could invalidate our patents.
Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patent issues. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in post-grant review procedures, oppositions, derivations, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.
For example, on May 15, 2019, Nashpharm, a French company, brought before the Paris High Court (Tribunal Judiciaire de Paris) a nullity action against the French part of European patent EP 2 504 005 related to the use of the drug candidate elafibranor. After the filing by Nashpharm of desist conclusions in December 2021, this action has been definitively closed by the Judge on January 11, 2022. Even if this action did not result in any limitation or nullity of our patent, it incurred nevertheless some costs and was time-consuming.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, various other official fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application examination proceedings. We may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position or that of our current of future collaborators could suffer.
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
If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or technologies, the defendant could counterclaim that the patent covering one of our product candidates or technologies is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability of an asserted patent or patents are common. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness, insufficient written description or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review and/or inter partes review and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Similarly, we may initiate proceedings before the Patent Trial and Appeal Board, or PTAB, of the USPTO, such as post grant review, or PGR, derivation, or inter partes review, against patents granted to third parties. This may delay us from obtaining issued patents with similar claims in the U.S. and may prompt additional proceedings in the USPTO against such patent or against other third party applications or patents or may consider the need or benefit of entering into a license agreement with such third party or parties in order to exploit such patent alone or together with such other third party or parties. In the event that we do not prevail or the settlement terms with the adverse party are unfavorable, or we are unable to reach an agreement on terms sufficiently favorable to us, our ability to market our product candidates may be affected or delayed. The outcome following legal assertions of invalidity and unenforceability in the PTAB or the federal courts is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

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
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms for certain patents in the United States and, if available, in other countries where we are prosecuting patents and seeking approval of various products. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments; similarly, selected patents outside the U.S., may be eligible for supplementary protection certificate, or SPC, under corresponding legislation in the EEA and several other countries.
Depending upon the circumstances, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than what we request, the period during which we can enforce our patent rights for that product will be shortened. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We have entered into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keeps confidential and does not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us.
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

There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. For example, in 2020 we received an anonymous whistleblower allegation that CymaBay Therapeutics, Inc. (“CymaBay”) had improperly acquired and disclosed the protocol synopsis (“Protocol”) for our Phase 3 ELATIVE clinical trial of elafibranor in PBC.  We subsequently filed a Complaint on January 15, 2021 against CymaBay in the U.S. District Court for the Northern District of California alleging that CymaBay, among other things, violated the U.S. federal Defend Trade Secrets Act and the California Uniform Trade Secrets Act when it misappropriated the Protocol.  On the same day that we filed the Complaint, we sought a temporary restraining order (“TRO”) against CymaBay, and on March 12, 2021 the Court granted the TRO (which has since been converted into a preliminary injunction), finding in relevant part that we are likely to succeed on the merits of our trade secret claims. We subsequently filed two Amended Complaints with additional allegations against CymaBay, and following CymaBay’s Motion to Dismiss the Second Amended Complaint, the Court declined to dismiss the trade secret claims that are based on the Protocol as a whole, but dismissed certain other claims. Accordingly, the case will now proceed on the federal and California trade secret misappropriation claims based on the Protocol as a whole, and is currently in the discovery phase. While the outcome of the litigation still remains uncertain, we intend to pursue it vigorously.
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
If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a negative impact on our cash position. Any legal action against us or our collaborators could lead to:
•payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
•injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
•us having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.
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
Healthcare providers and others in the healthcare and pharmaceutical sector will play a primary role in the clinical development and potential regulatory approval of our product candidates and their recommendation and prescription, if approved. Our arrangements with them and third party payors as well as our activities expose us to broadly applicable federal and state fraud and abuse and other healthcare laws, which may restrict these arrangements and relations through which we research and develop our products, and if approved, we or our current or future collaborators will market and distribute them. These laws may thus impact, among other things, our research, development, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalties laws impose penalties, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates and covered subcontractors that perform functions or activities that involve HIPAA Protected Health Information on their behalf, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians (defined to include doctors, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioner, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives;
•analogous state or non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines, laws requiring manufacturers to declare information related to payment and other gratification to physicians and other healthcare providers or to publicly divulge the expenses related to marketing products and communicate information on their price, and laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts;
•the Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts. The FCPA presents particular challenges for the pharmaceutical industry since, in many countries, hospitals are managed by the government, and their physicians and other employees are considered foreign public agents. As such, some payments to hospitals related to clinical trials and other work have been regarded as irregular payments to foreign agents and lead to enforcement action on the basis of the FCPA; and.
•the equivalent anticorruption laws in foreign countries, such as the French law of December 9 2016 or the UK Bribery Act of 2010 that may also be invoked under similar circumstances related to corrupt practices.
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

We, and our service providers, receive, process, store and use personal information and other data about our clinical trial participants, employees, partners and others. We, and our service providers, must comply with numerous foreign and domestic laws and regulations regarding privacy and the storing, sharing, use, processing, disclosure, security, and protection of personal information and other data, such as information that we collect about patients and healthcare providers in connection with clinical trials in the EEA, the United States and elsewhere. Third parties (principally CROs during clinical trials) manage a significant part of the personal data we may use.
For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to covered subcontractors and business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.
In May 2018 the European Union General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in (i) the EEA and (ii) the United Kingdom as the GDPR continues to form part of law in the United Kingdom, or the UK GDPR. The GDPR increases our obligations with respect to clinical trials conducted in Europe (including the EEA, United Kingdom and Switzerland) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
The GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.
European Union data protection laws, including the GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data.
The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information– in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact could expose us to two parallel regimes or may lead to, greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Additionally, other countries outside of the EEA have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
The global data protection landscape is rapidly evolving, and we expect that there will continue to be new and proposed laws, regulations and industry standards concerning privacy, data protection and information security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. We strive to comply with all applicable requirements and obligations. However, new laws, policies, codes of conduct and legal obligations may arise, continue to evolve, be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and conflict with one another.
Any failure or perceived failure by us or third parties working on our behalf to adequately comply with applicable laws and regulations, any privacy and data security obligations pursuant to contract or pursuant to our stated privacy or security policies or obligations to third parties may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials and public censure), civil claims, litigation, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, operations and financial performance. With substantial uncertainty over the interpretation and application of these laws, regulations and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in our efforts to do so.

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

Risks Related to our Financial Position and Capital Needs
Currently, we have no products approved for commercial sale, and to date we have not generated any significant recurring revenue from product sales. As a result, our ability to sustainably reduce our losses, reach lasting profitability, as a result of such types of revenue, and maintain our shareholders equity on our own is unproven, and we may never achieve or sustain profitability.
Last year, we recorded a net profit of €67,259 thousand for the year ended December 31, 2021, mainly due to operating income resulting from the one-time upfront payment received from Ipsen as part of the license and collaboration agreement signed in December 2021 and the recognition of a redemption bonus resulting from the renegotiation of our convertible bond loan in January 2021. However, we have regularly recorded losses during previous financial years, in particular a net loss of €101,221 thousand for the year ended December 31, 2020, due in particular to the low amount of our operating income

We have never generated any profits from the sale of approved products and we do not expect to become profitable from such sales in the foreseeable future. In 2020, in particular, the disappointing intermediate results of the RESOLVE-IT trial make profitability even less likely in the foreseeable future. More recently, although the license and collaboration agreement entered into with Ipsen in 2021 includes the prospect of receiving royalties in the event of, among other things, the success of the ELATIVE trial and the marketing of elafibranor in PBC, there is no assurance that this will occur.
In recent years, our most significant revenue has resulted from one-time upfront payments received in 2019 under our license agreement with Terns Pharmaceuticals and in 2021 under our license agreement with Ipsen. To these are added, to a lesser extent, the reimbursements of our research tax credit or CIR, which alone have the character of significant recurring operating income, although our ability to continue to benefit from the CIR depends on our ability to continue to meet the criteria and decisions of French policy makers with respect to the scope or rate of the CIR benefit
Revenues from our agreements with Labcorp/Covance for the use of our NIS4 diagnostic technology have so far been insignificant. Their eventual growth will depend on many external factors, including the market availability of a treatment for NASH, which remains uncertain.
Historically, we have also received funding from co-research alliances with other pharmaceutical companies, although we do not currently have any such alliances in place.
At the same time, we plan to continue to incur significant expenses for the development of some of our existing product candidates and new product candidates for which we acquire licensing rights, or preparation of the marketing of such products. We have devoted almost all of our resources to our research and development projects related to our drug candidates, to our NIS4 program, and at to a lesser extent to providing general and administrative support for our operations, protecting our intellectual property and engaging in activities to prepare for the potential commercialization of our drug candidates and an IVD powered by NIS4. In addition, during the regulatory development process for some of our drug candidates and for IVD tests using our NIS4 technology, our operating costs may increase, particularly if the FDA, EMA or European Commission requires studies or clinical trials additional to those already planned, or, if a delay occurs in the realization of our clinical trials or in the development of one of our products.
As a result, we expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals with our current or future partners, as the case may be, for elafibranor in PBC and an IVD powered by NIS4.
One of the potential consequences of such losses, and which we experience at December 31, 2020, is the inability to maintain the amount of our equity at a level at least half of our share capital. As a result, and in accordance with Article L.225-248 of the French Commercial Code, we were required to submit to our June 30, 2021 general meeting a resolution to decide to continue our activities. This resolution was approved by our shareholders in June 2021, and we were able to reconstitute positive shareholders' equity at least equal to half of the share capital at June 30, 2021 and further reinforce our share capital at December 31, 2021 due to the agreement signed with Ipsen and their equity investment in December 2021, and therefore a third party is no longer able to sue to dissolve the company on these grounds. However, we could still face this situation again in the future depending on the development of our product candidates, in particular if the Phase 3 ELATIVE trial is unsuccessful.
Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and the NASHnext LDT or an IVD powered by NIS4 for clinical care.
Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor and the NASHnext LDT commercialized by Labcorp powered by NIS4 or an IVD powered by NIS4 for clinical care. We or our partners may not be successful in our or their efforts to obtain such approval and to commercialize the products.
Obtaining marketing approval will require us or our current or future collaborators to be successful in a range of challenging activities, including:
•obtaining positive results in clinical trials;
•regulatory bodies determining that clinical data are sufficient, without further clinical data, to support an application for approval, whether or not conditional or accelerated;
•obtaining approval to market elafibranor;
•obtaining positive results in our formal validation studies required to commercialize a test powered by NIS4 for clinical care;
•expanding our manufacturing of commercial supply for elafibranor;
•establishing sales, marketing and distribution capabilities to effectively market and sell elafibranor and NASHnext or IVD powered by NIS4 in the United States, Europe and in other territories;
•market acceptance by patients and the medical community of elafibranor;
•market acceptance by patients and the medical community of an LDT or IVD powered by NIS4 as a diagnostic complement to liver biopsy for clinical care;

•negotiating and securing coverage and adequate reimbursement from third-party payors for elafibranor and an LDT or IVD powered by NIS4; and
•expanding our contract manufacturing for the commercial supply of our product candidates and the manufacturing under license of the diagnostic kit accompanying the potential commercialization of an IVD powered by NIS4 for clinical care.
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
NASH is currently an under-diagnosed disease, and we believe that an LDT or IVD powered by NIS4 will facilitate the identification of patients with NASH and fibrosis who may be eligible for therapeutic intervention. However, NASH is also a disease with no approved drug therapy. As such, there is significant uncertainty in the degree of market acceptance that future treatments or diagnostic tools will have among NASH patients and their healthcare providers as well as third-party payors. If an IVD powered by NIS4 does not obtain marketing authorization or is unable to be commercialized, we, or our collaborators, may not be able to generate sufficient test volume to generate significant revenues.
If elafibranor, NASHnext or an IVD powered by NIS4 or any of our other product candidates fails in clinical trials or do not gain regulatory approval, or do not achieve market acceptance, we may never become profitable. Our net losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with pharmaceutical and diagnostic product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues, including from licensing agreements with current or future partners.
We will require substantial additional funding to develop and commercialize our products, if approved, as well as to reinforce our pipeline, which may not be available to us, or to our current or future partners on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.
We are currently advancing elafibranor through clinical development in PBC and our other drug candidates through clinical or preclinical development. Additionally, we are also planning formal validation studies of an IVD powered by NIS4 in preparation for submitting the test for marketing authorization for clinical care. Developing pharmaceutical and diagnostic products, including conducting preclinical studies and clinical trials, along with obtaining necessary validation, is expensive.
Subject to obtaining regulatory approval of any of our drug candidates or an IVD powered by NIS4, we or our current or future collaborators expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate incurring significant expenses in connection with our planned commercialization of an IVD powered by NIS4, along with an increase in our product development, scientific, commercial and administrative personnel and expansion of our facilities and infrastructure in the United States, France and other countries. We also expect to incur additional costs associated with operating as a public company in the United States and further plan on expanding our operations in the United States, Europe and in other territories. We could continue to require substantial additional capital in connection with our continuing operations, in particular to expand our pipeline, and to continue our clinical development and pre-commercialization activities.
In addition, access, in particular under acceptable conditions, to necessary financing is subject to contextual factors affecting the financial markets, investors and potential lenders. In addition, our convertible bond contract initially issued on October 16, 2017 contains customary restrictive covenants, some of which limit, but generally do not exclude, the creation of new guarantees on our assets and the incurring of additional indebtedness.
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

On January 29, 2021, we amended the terms and conditions of our convertible bonds initially issued in October 2017, mainly to extend the maturity by an additional three years, from October 16, 2022 to October 16, 2025, and increase the conversion ratio from one (1) share per bond to 5.5 shares for one bond, i.e., an implicit conversion price of €5.38 per share instead of €29.60. In addition, we carried out a partial repurchase of 2,895,260 convertible bonds, representing 48% of the outstanding bonds. resulting in €94.3 million nominal amount of bonds remaining outstanding on January 29, 2021 (compared to €180 million nominal amount initially). Following the closing of the transaction, we received conversion requests covering 1,262,159 convertible bonds. As of the date of this annual report, 1,923,662 convertible bonds are outstanding, representing a nominal amount of €56,940 thousand (versus €180,000 thousand initially). We cannot guarantee that additional conversion will take place, or that only part of the remaining bonds will be converted, before the maturity of this loan. As of the date of this Annual Report, our stock price remains below €5.38, which is the theoretical conversion price of the OCEANEs. It is possible that if our stock price does not reach a price at which the bondholders will deem conversion economically viable, we will be required to repay the nominal amount at maturity in October 2025.
In addition, in 2021 we contracted three bank loans, for a total nominal amount of €15,250 thousand, including two loans guaranteed up to 90% by the French State (PGE) subscribed respectively in June and July 2021 ( initial maturities of one year with options to stagger repayments up to six years), supplemented by a subsidized loan taken out in November 2021 (repayable in six years).
Our ability to repay these loans at maturity, and in particular our convertible bond due October 2025, depends in part on our future performance, which is subject to the success of our research and development programs, the ability of our partners and future partners to successfully commercialize our products, and future operations, as well as on economic, financial and competitive factors that are beyond our control. In addition, we may be required to incur additional debt in the future to meet our additional financing needs. . Even if we are permitted by the terms and conditions of the convertible bonds, or our other bank loans, to incur additional debt or to take other measures with regard to incurring new debt, the terms of these loan could reduce our ability to repay new debts at maturity.
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
Finally, the conversion of some or all of our currently outstanding convertible bonds into ordinary shares would dilute the ownership interests of existing shareholders, including holders of our ADSs. Any sales in the public market of the ordinary shares issuable upon such conversion or any anticipated conversion of our convertible bonds into ordinary shares could adversely affect prevailing market prices of our ordinary shares or ADS and limit our ability to raise funds through capital raises.
We have carried out a specific review of our liquidity risk and consider that we will be able to meet our maturities for the next 12 months. As of December 31, 2021, the Group has €263.2 million in cash, cash equivalents and other financial assets (as of December 31, 2020: €172.5 million). In view of these amounts as of December 31, 2021, and in light of the renegotiation of the convertible bonds in January 2021, including the extension of their maturity, we do not consider that we are exposed to a short-term liquidity risk. In particular, we believe that the amount of cash, cash equivalents and current financial instruments is sufficient to ensure our financing, in view of its projects and current obligations, over the next twelve months.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the French Research Tax Credit, or CIR (Crédit d'Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and was €5.3 million for the year ended December 31, 2021. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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
The trading price for our ADSs and ordinary shares has fluctuated, and is likely to continue to fluctuate, substantially. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance ofc particular companies. As a result of this volatility, investors may not be able to sell their ADSs or ordinary shares at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by many factors, including:
•announcements of clinical trial results;

•actual or anticipated fluctuations in our financial condition and operating results;
•actual or anticipated changes in our growth rate relative to our competitors;
•competition from existing products or new products that may emerge;
•announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•additions or departures of key management or scientific personnel;
•lawsuits threatened or filed against us, including securities litigation, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•announcement or expectation of additional debt or equity financing efforts;
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•general economic and market conditions.
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
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. We may have actions brought against us by shareholders relating to past transactions, changes in our stock price or other matters. For example, in May 2020, following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the RESOLVE-IT trial, a purported shareholder class action complaint was filed in state court in the Commonwealth of Massachusetts, naming us, our board of directors and certain members of our senior management as defendants, alleging that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws.  In October 2020, the plaintiff voluntarily dismissed the Commonwealth of Massachusetts action, but in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In March 2021, we and the other defendants filed a motion to dismiss before the state court of New York. In August 2021, the court granted our motion and dismissed the complaint with prejudice. In September 2021, the plaintiff filed a notice of appeal to the Supreme Court, Appellate Division, First Department, and perfected the appeal on March 9, 2022. We intend to vigorously defend this action. However, this and future actions could give rise to substantial damages, and thereby have a material adverse effect on our financial position, liquidity, or results of operations. Even if this action is not resolved against us, the uncertainty and expense associated with shareholder actions could harm our business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to business operations. The defense of lawsuits could also result in diversion of our management's time and attention away from business operations, which could harm our business.
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
As of April 13, 2021, we had 49815489 ordinary shares issued and outstanding. Sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our ordinary shares and ADSs are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.
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
Provisions contained in our bylaws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•under French law, the owner of 90% of voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;
•under French law, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.;
•a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
•our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting by a two-thirds majority vote of our shareholders or on an individual basis by each shareholder;
•our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
•our board of directors can be convened by our chairman, including upon request from our managing director, if any, or, when no board meeting has been held for more than two consecutive months, from directors representing at least one-third of the total number of directors;
•our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
•our shares are registered or bearer, if the legislation so permits, according to the shareholder’s choice;
•approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
•our bylaws can be changed in accordance with applicable French laws and regulations;
•the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10. Additional Information—Memorandum and Articles of Association;”
•transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and
•pursuant to French law, the sections of our Bylaws relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.
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
Under French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders by a two-thirds majority vote or individually by each shareholder. However, ADS holders will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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
Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2021, we believe that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2021. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.
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
Management identified no material weakness as of December 31, 2021. See “Item 15—Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting.
Assessing our procedures to improve our internal control over financial reporting is an ongoing process. In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, our independent registered public accounting firm identified a control deficiency in our internal control over financial reporting and the material weakness was remediated. We can provide no assurance that we will not have material weaknesses in the future. Any additional material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If material weaknesses occur which we are unable to remediate and we conclude that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Item 4.	Information on the Company.

A.	History and Development of the Company
GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases.

With its rich scientific heritage spanning more than two decades, GENFIT is a pioneer in the discovery and development of drugs based on nuclear receptors. GENFIT's integrated approach in managing patients with liver diseases has led it to develop drug candidates for the treatment of Primary Biliary Cholangitis (PBC), cholangiocarcinoma, ACLF and an innovative non-invasive diagnostic technology to identify patients with "at-risk" NASH. All these patients are exposed to an increased risk of progressing to severe complications, hence the reason for focusing our efforts on these therapeutic areas for which high unmet medical needs remain.
Our company, a French société anonyme, or S.A., was co-founded in 1999 by Jean-François Mouney, now Chairman of the Board of Directors. Our Chief Executive Officer, Pascal Prigent, took his position on September 16, 2019, following the recommendation of Jean-François Mouney. In 2003, GENFIT created GENFIT CORP., our subsidiary in Massachusetts, United States. In 2006, GENFIT was listed on the Alternext Market of Euronext Paris and transferred in 2014 onto the Euronext Market in Paris (compartment B - ISIN : FR0004163111). In March 2019, GENFIT SA listed its American Depositary Shares on the Nasdaq Global Select Market in the United States under the symbol "GNFT".
We are led by an executive team and board of directors with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions.
The chair of our scientific advisory board, Bart Staëls, is the other co-founder of our company and a world-renowned expert in nuclear receptors. Our Scientific Advisory Board is composed of world-renowned key opinion leaders in metabolic and inflammatory diseases with a particular focus on hepatic and gastroenterological diseases.
The Group's workforce is spread over 3 sites: Lille and Paris (France), and Cambridge (Massachusetts, United States). In total, there were 122 employees in early 2022.
Today, our R&D efforts are focused on bringing to the market therapeutic solutions targeting metabolic, inflammatory, autoimmune or fibrotic diseases that mostly affect the liver (like PBC) but also the gastroenterology sphere more broadly. The Company rolls out new approaches combining new treatments and biomarkers. Elafibranor, the Company's most advanced molecule, is being evaluated in a Phase 3 clinical trial in PBC.
Throughout our company’s history, we have carried out numerous R&D programs through consortiums and co-research agreements with large pharmaceutical companies, and experts from the academic world. The experience and expertise we’ve gained have fueled our own research and development efforts, including the discovery of new therapeutic targets, the development of novel technologies and the identification of drug candidates that have demonstrated potential therapeutic efficacy in clinical trials.

B.	Business Overview
Our Purpose
GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients affected by severe chronic liver diseases that are characterized by high unmet medical needs.
Our purpose supports our long-term commitment with regards to the role we want to play in society, not only as an economic player seeking to create long-term value for our ecosystem and partners but also as an innovative biotechnology company working to improve people's quality of life, and finally as a civic company striving to promote professional and personal development for its employees.
We intend to create general public benefit by generating a positive and significant social, societal and environmental impact through our activities. As part of this approach, our Board of Directors commits to taking into consideration (i) the social, societal and environmental consequences of its decisions on all of the Company's stakeholders, and (ii) the consequences of its decisions on the environment. As part of this commitment, we have created a dedicated ESG Committee of the Board of Directors which meets at least bi-annually, to measure and track our extra-financial performance and communicate to the public through an annual extra-financial performance report.
Our Vision
Our ambition is to capitalize on our scientific, clinical and regulatory expertise acquired during more than two decades in the field of liver disease to build and expand a pipeline of innovative therapeutic and diagnostic solutions targeting severe chronic liver diseases with high unmet medical needs, and representing a significant market potential in order to generate revenues to enable us to sustain excellence in medical innovation, research and development.
Our Mission
Our mission is to act as a pioneer in clinical research, i.e. identify high potential assets and bring them from discovery or early stages up to late development stages, typically end of Phase 3, the point at which we can decide our commercialization strategy: either building-up a marketing and sales force ourselves, or leveraging our global partnership with our main commercial partner Ipsen, or partnering with another strategic partner.

Our Founding Values and Principles
Our employees are driven by common principles that shape their actions:
Innovation to serve patients : We are deeply committed to improving the health and quality of life of patients affected by severe chronic liver diseases. We seek new ways to advance science and medicine, with the goal of optimizing care for patients. With a strong desire to leverage our agility and responsiveness, we and our employees are striving to move our scientific and medical approaches forward, and improve patient management in terms of diagnostics, prevention and care.
Respect and diversity : We bring together talented employees with unique perspectives and experiences, we recognize and value diversity as a great strength, and ensure that all employees and third parties are treated fairly, with dignity and respect.
Ethics : We deliver true and accurate information to our partners and stakeholders and build our business relationships with honesty and transparency. We demand of ourselves and others the highest ethical standards and we conduct our business in a socially and environmentally sustainable manner.
Overview
In May 2021, we announced, following the termination of all development of elafibranor in NASH and the redefinition of our clinical products portfolio, that we had redeployed our R&D effort across three franchises covering therapeutic areas where patients have little or no treatment and/or diagnostics options: cholestatic diseases, Acute on Chronic Liver Failure (ACLF), and diagnostics.
•Cholestatic diseases franchise
Chronic cholestatic diseases are characterized by defective bile acid transport from the liver to the intestine, which is caused by primary damage to the biliary epithelium in most cases.
At the end of 2021, this franchise includes one Phase 3 program in PBC, with investigational drug candidate elafibranor, and one Phase 2 program in Cholangiocarcinoma (CCA), with investigational drug candidate GNS561. Elafibranor's global rights are out-licensed to Ipsen, with the exception of Greater China where Terns Pharmaceuticals has licensed in the rights to elafibranor. In December 2021, we acquired the rights to develop and commercialize GNS561 in the United States, Canada and Europe (including the United Kingdom and Switzerland) from Genoscience Pharma, for CCA.
On April 7, 2022, we announced that we had completed recruitment for the double-blind part of ELATIVE, which is the part to be used to support accelerated approval. We reaffirm our commitment to delivering ELATIVE topline data in the second quarter 2023. Our Phase 1b/2 clinical trial in CCA is expected to start in the fourth quarter of 2022.
•ACLF franchise
ACLF is a serious syndrome associated with chronic liver diseases and is defined by an acute episode of hepatic decompensation in patients with cirrhosis that progresses to one or more extra-hepatic organ failures, including the brain, kidneys, heart and/or lungs.
The first program launched in this franchise aims at developing the repurposed drug nitazoxanide (NTZ). A Phase 1 open-label, non-randomized, 2-center, repeated-dose, parallel-group study is expected to provide preliminary insight into NTZ pharmacokinetics or PK and safety in the setting of hepatic impairment in the second half of 2022. A second Phase 1 study to evaluate NTZ PK and safety in the setting of renal impairment is planned to initiate in the first half of 2022. The results of these studies will inform the potential need for dose adjustment in future studies to be conducted in patients with cirrhosis and hepatic impairment and/or renal impairment.
•Diagnostics franchise
This franchise is currently exclusively focused on NASH and the main program aims at developing our non-invasive, blood-based diagnostic technology, called NIS4, and identifying patients with NASH (NAS≥4) and significant advanced fibrosis (F>2), also referred to as "at-risk" NASH. Following two licensing agreements signed with Labcorp in 2019 and 2020, NIS4 technology is available today for use in clinical research, and also commercialized in the U.S. and Canada as a Laboratory Developed Test or LDT for use in the clinic under the name "NASHnext, powered by NIS4 technology".
In 2021, we signed an additional licensing agreement with Q Squared Solutions, LLC or Q2 to strengthen the availability of NIS4 technology for use in the field of clinical research.

Cholestatic Diseases Franchise		ACLF Franchise	Diagnostic Franchise
Primary Biliary Cholangitis	Cholangiocarcinoma
elafibranor - Phase 3 ELATIVE	GNS561 - Phase 1b/2	nitazoxanide (NTZ) - Phase 1	NASH: NIS4 Technology
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
In light of our priorities and in accordance with guidance documents issued by the FDA, EMA and other national regulatory authorities, we have worked with our contract research organizations or CROs, trial sites and investigators to critically reassess all our existing programs. We regularly revise our program execution estimations to take into account the evolution of the pandemic situation and its impact on our activities. As a result of measures implemented in consultation with our CRO we were able to minimize disruption to our ELATIVE Phase 3 clinical trial of elafibranor in PBC, which enrolled its first patient in September 2020. At the start of the trial, and considering the pandemic situation, we had estimated that enrollment in the ELATIVE study would take approximately 18 months and so far, enrollment has been broadly in-line with this estimate. However, the recent rapid expansion of the highly contagious Omicron strain of COVID has created additional complications for us in enrolling patients and in clinical trial operations generally. The rate of infection, as well as the containment measures put in place to control its growth have led to patients postponing site visits or having to be re-screened because they had fallen outside the screening window. This recent worsening of the COVID pandemic has also created significant additional administrative backlogs at sites and regulatory agencies, due to the combination of continued high volume of trials and staffing shortages. This has disproportionately impacted regions where there were already significant delays, such as Latin America. Although we currently do not anticipate these recent complexities to substantially change the guidance related to availability of the ELATIVE topline results, we continue to assess the impacts of COVID-19 for all of our ongoing and planned clinical trials.

Our Strengths
We believe our strengths, listed below, provide the foundation that will allow us to successfully expand our activities over the coming years in both drug and diagnostic research and development:
•A recognized expertise in bringing early stage assets into late development stages
Over the years, we have brought two early stage assets up to pre-commercialization stage, first with elafibranor in the Phase 3 RESOLVE-IT trial in NASH and also the Phase 3 ELATIVE trial in PBC. This track record illustrates GENFIT’s expertise in several fields: research (target identification, understanding of molecular mechanisms of action, establishing a network of experts, etc.), clinical development (KOL management and Ad boards, study design and protocol definition, clinical trial execution from site activation and patient recruitment to data readout and statistical analysis), regulatory (FDA/EMA interactions for IND submissions, Breakthrough Therapy/Fast Track/Orphan designations, accelerated pathways such as Subpart H, NDA presubmission, etc.) and pre-commercialization (disease awareness, patient engagement, pre-marketing, forecasting, sales force sizing, market-access ,etc.).

•A portfolio rationalized in 2021 to focus on disease areas with high unmet needs and high market potential
Our current portfolio is well-diversified, with early to late stage programs evaluating different mechanisms of actions in different disease areas with high unmet medical needs. In addition, the existing body of evidence with our assets forms the rationale to support our programs. In PBC, the Phase 2 trial results give us confidence in elafibranor’s potential to succeed in this indication, and our collaboration with Ipsen - a large pharmaceutical company with proven experience in the field - further supports this potential. In ACLF, where systemic inflammation is a major driver for poor patient outcomes, several KOLs support the clinical evaluation of NTZ, which has demonstrated notable anti-inflammatory effects in a preclinical model of ACLF. In CCA, we also believe in the potential of GNS561, a Phase 2-ready asset which has completed preclinical studies and a Phase 1b trial. Last, in NASH diagnostics, the performance and utility of NIS4 technology have been recognized by the Non-Invasive Biomarkers of Metabolic Liver Disease (NIMBLE) initiative of the Foundation for the National Institutes of Health’s Biomarkers Consortium or FNIH, a large biomarker consortium of well-respected experts using an independent approach and a robust methodology. Feedback received from the field via our partner Labcorp also confirms the potential of our non-invasive technology once the first anti-NASH treatments are approved and come to market.

•Partners with a strong commercial track-record
Ipsen became 8% shareholder of GENFIT at the end of 2021 and also became a natural partner for GENFIT to commercialize any late stage asset successfully developed in the future. Ipsen’s world-class development capabilities, well-established global commercial footprint and excellent track record in delivering therapies to patient populations with unmet medical need indeed makes it an ideal partner for GENFIT. We have also developed other partnerships with other stakeholders, creating potential avenues to generate revenues in the future. In 2019, we signed a licensing and collaboration agreement with Terns Pharmaceuticals for the development and commercialization of elafibranor in Greater China, and another one with Labcorp, to commercialize NIS4 technology in the US and Canada as an LDT.

•A robust financial situation with a strong cash position

As of December 31, 2021, our cash and cash equivalents amounted to €258.8 million. The long-term strategic partnership for global collaboration signed with Ipsen in December 2021 considerably strengthened our financial position, with a €120 million upfront, €28 million investment in equity and up to €360 million in potential milestones payments. In addition, we are eligible for tiered double-digit royalties up to 20%. In January 2021, we successfully completed the renegotiation of our OCEANE convertible debt, decreasing the outstanding nominal amount to €0.1 million as of the date of this annual report, approximately one-third of the original outstanding nominal amount of €180 million, and extending the maturity by 3 years until October 2025. This financial situation provides us with the flexibility and reactivity which are necessary to seize strategic opportunities and choose the most adequate means of growing our pipeline with the right assets, in the right indications, at the right time, be it through the acceleration of our in-house R&D effort or through in-licensing of new innovative assets.
In 2022, we intend to capitalize on all strengths described above to grow and expand our business prospects. We are now well-positioned to execute on our existing programs, to initiate and/or acquire new ones, and have a solid track record for negotiating partnerships that recognizes the potential of these programs.
Our Strategy
GENFIT's goal is to become a world leader in the development of innovative therapies and diagnostics in severe chronic liver-related diseases. To do so, we intend to leverage our unique expertise acquired over the last two decades in the development of therapeutic and diagnostic assets from the early stages (screening, preclinical stages) to pre-marketing (Phase 3), to grow and diversify our pipeline.
Upcoming milestones, data announcements and launch dates are anticipated and subject to change. ACLF: Acute on Chronic Liver Failure. CCA: Cholangiocarcinoma. NASH: Non-Alcoholic Steatohepatitis. PBC: Primary Biliary Cholangitis. POC: Proof-of-Concept. *Elafibranor is an investigational compound and has not been approved by any regulatory authority in any indication. Ipsen has global rights to develop and commercialize elafibranor in primary biliary cholangitis (including open-label extension, confirmatory PBC study and life cycle management), with the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor. **GNS561 is an investigational compound and has not been approved by any regulatory authority in any indication. GENFIT holds the exclusive rights for GNS651 in Cholangiocarcinoma in the United States, Canada and Europe. 1. 1. Exclusive licensing to Labcorp for development and commercialization of NIS4 Technology to power a next-generation NASH diagnostic test. 2. Sanyal et al. Hepatology. 2021 Vol 74 Issue 6 – Suppl: 1383A.

•Targeted therapeutic areas
In drug development, GENFIT’s strategic focus is on severe or rare liver diseases with high unmet medical needs. In 2021, GENFIT has defined two specific therapeutic areas of interest with these criteria: cholestatic diseases and ACLF. Given the current landscape, standard of care, lack of marketed options and KOLs opinions, we see a possibility to shorten development and approval timelines and we intend to interact with regulatory agencies to investigate potential accelerated paths to approval. In 2022 the Company will continue to explore opportunities to evaluate new assets in these indications, as well as opportunities to expand focus on other severe chronic diseases.
In diagnostics, GENFIT's strategic focus remains primarily on NASH, where we intend to further establish NIS4 technology, and we also intend to explore diagnostic opportunities in new indications that are integrated into our pipeline.

•Our approach to generate value

In drug development, our goal is to capitalize on our expertise to expand our pipeline with drug candidates with high potential that act via different mechanisms of action. To achieve this goal, we follow a dual-track approach based on:
–Repurposing of molecules approved in other indications (e.g. NTZ, an antiparasitic drug, in ACLF); and
–In-licensing of molecules developed by other companies (e.g. GNS561, from Genoscience Pharma, in CCA).
Our ambition is to develop drug candidates from early stages up to Phase 3 and pre-marketing. Depending on predefined criteria such as therapeutic indication or competitive environment, we will then choose what we consider to be the best option to commercialize our most promising assets:
–Build our own marketing and sales forces to commercialize the asset on our own, or
–Leverage the existing relationship with preferred commercial partner Ipsen which provides a natural path to commercialization, or
–Commercialize via another partner.
In diagnostics, our goal is to expand our footprint and extend awareness about our technology, leveraging our data, expertise, understanding of the medical needs, and KOL network.

•Our corporate priorities in 2022
We have defined three corporate priorities for 2022.
The first priority consists of growing and diversifying our pipeline of innovative products, with two possible avenues: repurposing and in-licensing.
The second priority is to accelerate the execution of existing programs:
–Elafibranor in PBC: Phase 3 ELATIVE clinical trial topline data readout in the second quarter of 2023;
–NTZ in ACLF: Phase 1 data readout by third quarter of 2022 ;
–GNS561 in CCA: Finalize development plan and start Phase 2 trial by the second half of 2022;
–NASH Diagnostics: Further establish NIS4 technology.
The third priority is to further strengthen our internal organization, to ensure our ability to meet our corporate ambitions for the coming years.
Our Drug Candidates and Diagnostic Development Programs
Cholestatic Diseases
Chronic cholestatic diseases are characterized by defective bile acid transport from the liver to the intestine, which is caused by primary damage to the biliary epithelium in most cases.

Cholestatic Diseases:
Characterized by inflammation and destruction of bile ducts

Liver
Small bile ducts
Inflammation
Intrahepatic bile ducts
Common bile duct
Stomach
Gallbladder
Bile
Bile flow
Bowel
1
2
3
4
5

Enterohepatic cycle (bile acid cycle) and potential dysfunction

1. Synthesis by the liver
2. Transport to the bile duct and detoxification
3. Storage by gallbladder
4. Export to the intestine
5. Passive/active absorption by small intestine

Elafibranor for the Potential Treatment of PBC
About PBC
PBC is an autoimmune disease resulting from progressive destruction of the small bile ducts inside the liver. When liver bile ducts are destroyed, the bile which normally would travel to the small intestines to aid in digestion and elimination of waste instead accumulates in the liver, contributing to inflammation and fibrosis. PBC is believed to be an autoimmune disease in which a person’s immune system is overactive and attacks normal, healthy bile duct cells. The following diagram depicts the distinction between normal bile ducts and those that have been destroyed.
PBC is a disease with a global prevalence of approximately 40 cases per 100,000. In the United States, the prevalence of PBC increased from 21.7 to 39.2 per 100,000 from 2006 through 2014. Women are much more likely to be affected by PBC than men, and the incidence increases after the age of 50.
The initial symptoms of PBC are general fatigue and pruritus, which is itchy skin; other potentially associated symptoms include dry eyes, dry mouth and jaundice. However, approximately 60% of patients are asymptomatic when the disease is diagnosed. PBC is diagnosed based on blood tests revealing the presence of anti-mitochondrial antibodies, or AMAs, and high levels of the liver enzyme ALP (alkaline phosphatase). Although cirrhosis occurs in advanced stages of the disease, most patients do not have cirrhosis at the time of PBC diagnosis.
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

In May 2016, the FDA approved obeticholic acid, marketed as Ocaliva™ by Intercept Pharmaceuticals, Inc., for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as a single therapy in adults unable to tolerate UDCA. In September 2017, following the death of 19 PBC patients being treated with Ocaliva™, the FDA published a safety announcement for Ocaliva™, indicating that some patients with moderate to severe decreases in liver function had been incorrectly dosed, resulting in an increased risk of serious liver injury and death. The FDA also indicated that Ocaliva™ may also be associated with liver injury in some patients with mild disease who are receiving the correct dose. In February 2018, the FDA issued a Boxed Warning added to the Ocaliva™ label, the most severe warning required to be included in labeling by the FDA. Concerns remain over pruritus and serious liver injury or liver death caused by administration of Ocaliva™. In its Phase 3 clinical trial, severe pruritus was reported in 23% of patients in the Ocaliva™ 10 mg dose cohort and in 19% of patients in the Ocaliva™ titration cohort, in which dosing was initiated at 5 mg and titrated up to 10 mg based on clinical response, compared to 7% of patients in the placebo group. In May 2021, the FDA issued a drug safety communication restricting the use of Ocaliva™ in patients with PBC having advanced cirrhosis. The use of Ocaliva™ is now contraindicated in advanced cirrhosis due to the risk of liver failure, which may require liver transplant.
Accordingly, we believe there is still a significant medical need for new therapies, as current treatments either are ineffective for a large portion of PBC patients, cause significant side effects or include safety risks.

Primary Biliary Cholangitis (PBC)
Bile ducts gradually destroyed: ↓ bile acid circulation & ↑ toxicity

Inflammation

Bile duct view
Liver fibrosis
Bile flow
Bile acid
Inflammation
Adapted from Mayo Clinic

Chronic and cholestatic autoimmune disease causing injury to the intrahepatic bile ducts[1,2]

New therapies required to adress the **high unmet medical needs** in PBC[3]

Pruritus and fatigue **are not addressed** by existing therapies[4]

~40% of patients are non or partial responders to first line therapy[5]

1. Kuiper, E.M., et al., Relatively high risk for hepatocellular carcinoma in patients with primary biliary cirrhosis not responding to ursodeoxycholic acid. Eur J Gastroenterol Hepatol, 2010. 22(12): p. 1495-502; 2. Kumagi, T. and E.J. Heathcote, Primary biliary cirrhosis. Orphanet J Rare Dis, 2008. 3: p.1.; 3. Hirschfield, G.M.et al, The immunobiology and pathophysiology of primary biliary cirrhosis. Annu Rev Pathol, 2013. 8: p. 303-30. ; 4. Lindor et al. Hepatol. 2019; 69 (1): 394-419.; 5. Ali, A., et al., Orphan drugs in development for primary biliary cirrhosis: challenges and progress. 2015. 5: p. 83-97.

Our Solution: Elafibranor for the Potential Treatment of PBC
We believe that elafibranor has the potential to offer a therapeutic solution that can be effective in treating PBC while also maintaining a favorable tolerability profile and lack of demonstrated safety concerns.
Targeting PPAR receptors has shown multiple beneficial activities, including the reduction of bile acid synthesis, improved detoxification of bile in the bile duct and anti-inflammatory activity. In third-party clinical trials, drugs targeting PPAR receptors resulted in a significant decrease in serum alkaline phosphatase (ALP) and improved biochemical profiles and pruritus in PBC patients. Patients with PBC often have elevated ALP, and studies have shown a correlation between elevated ALP levels and increased risk of adverse patient outcomes. We have observed elafibranor’s effect in lowering ALP levels and markers of inflammation in our Phase 2 clinical trial in PBC.

Our Clinical Program for Elafibranor in the Treatment of PBC
Phase 3 ELATIVE trial
Positive results from our Phase 2 clinical trial of elafibranor in PBC, which were presented in April 2019 at the International Liver Congress 2019 organized by EASL (European Association for the Study of the Liver), formed the rationale to move the program into Phase 3 and to launch the ELATIVE Phase 3 trial for the evaluation of elafibranor in this indication.
ELATIVE is an international Phase 3 double-blind randomized placebo-controlled study with an open-label long-term extension (LTE) evaluating the efficacy and safety of 80 mg elafibranor once daily versus placebo in patients with PBC and inadequate response or intolerance to UDCA. In the double-blind treatment period, patients will be randomized in a 2:1 ratio to receive 80 mg elafibranor (n=100) or placebo (n=50) once daily.
After the variable double-blind treatment period (52 - 104 weeks), all patients will receive elafibranor at 80 mg per day for five years at most during the LTE.
The primary endpoint is the response to treatment at week 52 defined as defined by biochemical parameters: ALP < 1.67 x ULN and total bilirubin ≤ ULN and ALP decrease ≥ 15%. Secondary endpoints include response to treatment based on ALP normalization at week 52 and change from baseline in pruritus through week 52 on PBC Worst Itch NRS score.
Due to the COVID-19 pandemic, we announced in March 2020 a delay in the initiation of the ELATIVE trial.  In September 2020, we announced the first patient first visit in the ELATIVE trial.  Appropriate measures have been implemented, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ homes, to ensure the safety of participants in the study. Enrollment is expected to be completed in the second quarter of 2022 for the double-blind part of ELATIVE, which is to be used to support accelerated approval. We remain committee to delivering ELATIVE topline data in the second quarter of 2023.
Following publication of the interim Phase 3 topline results, Ipsen will lead the further clinical and commercial development of elafibranor in PBC. See below "Partnering with elafibranor - Strategic Collaboration with Ipsen" for additional information. In addition to the ELATIVE Phase 3 trial that will be used to support and seek regulatory approval under the accelerated approval pathway, led by Ipsen, the program will also include a confirmatory study based on hard clinical endpoints, which will be conducted by Ipsen and which is required in order to obtain full marketing approval.
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
The primary objective of the trial was to determine the effect of daily oral administration of elafibranor on ALP in these patients, based on relative change from baseline serum ALP levels compared to placebo. In addition to assessing the tolerability and safety of elafibranor in patients with PBC, secondary endpoints included assessment of elafibranor 80 mg and 120 mg as compared to placebo on several outcome measures, including:
•composite endpoint composed of ALP and bilirubin, with response defined as (1) ALP less than 1.67 times the upper limit of normal, or ULN, (2) total bilirubin within normal limits and (3) a reduction of ALP of more than 15%;
•changes in patients’ risk scores as measured by several PBC risk scoring systems (Paris I and II, Toronto I and II and UK-PBC);
•change from baseline in pruritus, as measured by a 5-D itch scale and visual analogue scale; and
•change from baseline in quality of life, as measured by PBC-40, a patient-derived questionnaire.
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
Elafibranor also achieved high statistical significance on the composite endpoint of ALP and bilirubin, with response defined as (1) ALP less than 1.67 times the ULN, (2) total bilirubin within normal limits and (3) a reduction of ALP of more than 15%. The elafibranor 80 mg and 120 mg treatment groups achieved mean response rates of 67% (p=0.001) and 79% (p<0.001), respectively, as compared to 6.7% in the placebo group. This composite endpoint was the primary endpoint in the Phase 3 clinical trial of Ocaliva™ that led to its FDA marketing approval. In a three-month Phase 2 clinical trial of Ocaliva™, treatment with Ocaliva™10 mg resulted in a mean response rate of 23%, compared to a placebo response rate of 10%, on this composite endpoint.
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

Partnering with elafibranor
Strategic Collaboration with Ipsen
In December 2021, we entered into a long-term strategic partnership for global collaboration with Ipsen Pharma SAS, or Ipsen, a global, mid-sized biopharmaceutical company focused on transformative medicines in oncology, rare disease and neuroscience. The agreement gives Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns, see below) license to develop, manufacture and commercialize our investigational treatment elafibranor, for people living with PBC, and in other indications. The partnership also gives Ipsen access to future clinical programs led by GENFIT and combines GENFIT’s scientific expertise and proprietary technologies in liver disease with Ipsen’s development and commercialization capabilities.
GENFIT remains responsible for the Phase III ELATIVE trial until the completion of the double-blind treatment period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term, open-label extension period of the ELATIVE trial, and global (excluding Greater China) commercialization. This newly established strategic partnership will also provide Ipsen with access to GENFIT’s research capabilities and other clinical programs through rights to first negotiation.
Under the agreement, Ipsen will pay GENFIT up to €480m, comprising an upfront cash payment of €120m, as well as regulatory, commercial, and sales-based milestone payments up to €360m, plus tiered double-digit royalties of up to 20%. In addition, to underscore its long-term commitment, Ipsen also became our largest shareholder through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28m investment. The new shares are subject to a lock-up period ending on the earlier of the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorization of elafibranor in PBC, the date on which the FDA grants approval of elafibranor in PBC or in the event the ELATIVE trial does not meet its primary endpoint.
This agreement will remain in force until the later of either a 10-year period after the first sale of a licensed product in the territory or the expiration of the last patent concerning such a licensed product in the relevant country (determined on a per-country basis). For more information, see "Item 10.C – Collaboration and License Agreement with Ipsen Pharma SAS".
Agreement with Terns Pharmaceuticals
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
Under the terms of the license agreement, GENFIT has received an initial payment of $35 million from Terns and may receive up to $193 million in additional payments upon completion of clinical, regulatory and commercial milestones. At commercial launch of elafibranor in Greater China, GENFIT may receive mid-teen percentage royalties from Terns based on the sales in this territory. As part of the agreement, GENFIT and Terns will also undertake joint R&D projects in liver disease.

The preparation of the inception of clinical trials with elafibranor in PBC in China is underway, and its timeline will be determined by the resolution of the COVID-19 crisis and discussions with regulatory authorities.
This agreement will remain in force until the later of either a 10-year period after the first sale of a licensed product in the territory or the expiration of the last patent concerning such a licensed product in the relevant territory (determined on a per-territory basis). For more information, see "Item 10.C – Collaboration and License Agreement with Terns Pharmaceuticals, Inc".
Cholangiocarcinoma (CCA)

About Cholangiocarcinoma
CCA is a type of cancer that forms in the bile ducts that carry the digestive fluid bile and is the second most common primary hepatic malignancy comprising approximately 15% of all primary liver tumors. Cases of CCA are usually asymptomatic in early stages, and are therefore often diagnosed when the disease is already in advanced stages. The silent presentation of these tumors combined with their highly aggressive nature and being refractory to chemotherapy contribute to poor prognosis and high mortality, representing ~2% of all cancer-related deaths worldwide yearly.
Although CCA is a rare cancer, its incidence (0.3–6 per 100,000 inhabitants per year) and mortality (1–6 per 100,000 inhabitants per year), have been increasing in the past few decades worldwide, representing a global health problem.
CCA constitutes a diverse group of heterogeneous biliary malignant tumors that can arise at any point of the biliary tree. CCAs are divided into two subtypes depending on their anatomical site of origin into intrahepatic CCA (iCCA) and extrahepatic CCA (eCCA). Lesions involving the second-order bile ducts are defined as iCCA and account for up to 50% of all CCAs. On the other hand, eCCAs are divided into perihilar CCAs (pCCAs), when they arise in the right or left hepatic duct or at their junction (50-60% of eCCAs), and distal CCAs (dCCAs), when they arise in the common bile duct (approx. 20-30% of eCCAs).
Several risk factors have been linked to CCA. However, a common characteristic amongst many of these risk factors is the association with chronic inflammation of the biliary epithelium and bile stasis, which are features of cholestatic diseases. In particular, primary sclerosing cholangitis has been identified as a risk factor linked to CCA. Several recognized risk factors have increased globally over recent decades and could be contributing to increasing CCA rates. These factors include high alcohol consumption, tobacco smoking, viral infections (hepatitis B virus and hepatitis C virus), as well as the global obesity pandemic, the metabolic syndrome and nonalcoholic fatty liver disease, which have been reported to increase the risk of CCA.
Although surgery is a potential curative option for CCA, most patients are diagnosed at late stages due to lack of specific symptoms. The majority of patients with CCA have metastatic or locally advanced (that is, unresectable) disease at presentation, and only ∼25% are eligible for resection. When disease is unresectable, the current first-line treatment is chemotherapy with gemcitabine + cisplatin. After progression on first-line chemotherapy, the second-line treatment includes FOLFOX chemotherapy, along with several targeted therapies including pemigatinib, dabrafenib + trametinib, and ivosidenib. However, despite the treatment options presently available, the unmet need remains high due to limited benefits on survival, and numerous programs are ongoing to develop additional first-line and second-line therapies in CCA.

GNS561 in CCA

To address the significant unmet need in patients diagnosed with CCA, GENFIT is developing GNS561 to prolong the overall survival of patients who present with iCCA and eCCA. GNS561 is a PPT-1 (Palmitoyl Protein Thioesterase-1) inhibitor that blocks autophagy. Autophagy is activated in tumor cells as a survival mechanism in a nutrient poor environment, due to tumor cell growth in advanced cancers. One of the key cellular organelles implicated in the autophagy process is the lysosome. By decreasing the activity of PPT1 in lysosomes, GNS561 may have an important inhibiting activity on late-stage autophagy, which leads to tumor cell death.
Autophagy is induced by starvation to capture and degrade intracellular proteins and organelles in lysosomes, which recycles intracellular components to sustain metabolism and survival. Autophagy also plays a major homeostatic role in controlling protein and organelle quality and quantity, and through these processes play a role in protecting cells from undergoing programmed cell death. Therefore, autophagy confers the ability to adapt to environmental stresses, preventing cellular damage, and promoting cell survival. Autophagy has opposing roles in cancer, preventing tumor initiation in healthy tissues, but favoring cancer progression once the tumor is formed. Although autophagy may play a role to prevent tumor initiation, it often promotes tumor cell proliferation and survival in more advanced cancers, where it is able to help cancer cells cope with the harsh tumor environments characterized by nutrient depletion, hypoxia, and other stresses such as chemotherapy. As such, autophagy has been described as a pro-survival mechanism present in most advanced tumors, facilitating tumor adaptation to different stresses, thus mediating tumor progression. Accordingly, many types of advanced cancers show higher basal autophagic activity than normal tissues, and some have been described as “autophagy-dependent” tumors, such as pancreatic cancer or tumors with active RAS (leading to active MAP kinase pathway). This basal autophagy also facilitates cancer cell adaptation to therapy-induced stresses, provoking therapy resistance in these tumors, which is one of the major challenges in the clinic.
Beyond the variable basal levels of autophagy, many general cytotoxic chemotherapy drugs as well as multiple targeted therapies such as kinase inhibitors have been proposed to induce autophagy as a protective measure in cancer cells. In 2019, the results of two major studies showed that, in the context of a cancer with the KRAS mutation (active RAS leading to activation of the MAP kinase pathway), inhibitors of the MAP kinase pathway can induce autophagy in pancreatic cancer, and combinations of these kinase inhibitors with autophagy inhibition can enhance tumor cell killing (Bryant et al., 2019; Kinsey et al., 2019). Importantly, a significant proportion of CCA patients have mutations including KRAS. Therefore, the combination of therapies targeting the MAP kinase pathway with GNS561 to inhibit autophagy is a potential therapeutic strategy to treat CCA patients.
Lysosomal function is an essential element in autophagy (macroautophagy) and GNS561 is a lysosomotropic small molecule which inhibits PPT1, a lysosomal enzyme required to maintain lysosome-autophagy function. PPT1 expression is high in most cancer cell lines, increased in tumors compared with paired normal tissue, and in metastases versus primary tumors. As well, in the TCGA database, stage IV patients with multiple tumor types had significantly shorter overall survival if they exhibited high expression of PPT1. Thus, these findings along with the role of PPT1 in maintaining lysosome-autophagy function establishes the potential of PPT1 inhibition as a strategy in cancer therapy. In addition to its inhibition of PPT1, studies with GNS561 showed that it has high liver tropism when administered orally, significantly reduced cell viability in two human iCCA cell lines and induced apoptosis. GNS561-mediated cell death was correlated with inhibition of late-stage autophagy and induction of a dose-dependent build-up of dysfunctional lysosomes. GNS561 was also efficient in vivo against a human intrahepatic CCA cell line in a chicken chorioallantoic membrane xenograft model, with a good tolerance at doses high enough to induce an antitumor effect in this model.
Based on the current knowledge of the tumor-promoting role of autophagy, numerous pharmacological approaches aimed at inhibiting autophagy at different stages of the pathway are being developed, the majority of which are in preclinical stage. However, the lysosomal inhibitor CQ and its derivative hydroxychloroquine (HCQ) are the only drugs that are currently used in patients with the deliberate goal of targeting autophagy (Towers and Thorburn, 2016). The first wave of clinical trials with CQ/HCQ alone or in combination with other therapies showed promising results, but more recent trial results have been less positive, which may be due to insufficient drug concentrations being used, leading to inconsistent results. Retinopathy and cardiac toxicity (QT prolongation) are major toxicities reported with CQ and HCQ. It has been suggested that novel PPT1 inhibitors which do not cross the blood brain barrier could have an advantage to avoid this retinal toxicity. In comparison, in preclinical studies, GNS561 has been observed to have a 10-fold higher potency than CQ/HCQ to decrease the viability of CCA cell lines (GNS communication). As well, a whole body tissue distribution study of GNS561 in the rat showed very limited exposure in the brain and eyes. GNS561 has been evaluated in a Phase 1b trial which included patients diagnosed with CCA and HCC, and did not detect any neurological or retinal toxicity, cardiac toxicity, or any dose limiting toxicity.
GNS561 is an inhibitor of PPT1, which has been observed to induces lysosomal dysregulation, inhibit autophagy, induce CCA cell killing, and has demonstrated anti-tumor activity in an in vivo allograft model. Taken together, the compelling results generated with GNS561 highlight its potential to provide benefit in prolonging survival of patients diagnosed with CCA. In particular, we believe that GNS561, as an inhibitor of autophagy, is well positioned to be beneficial in combination therapy, including combinations with inhibitors of the MAP kinase pathway or immunotherapy/checkpoint inhibitors.
GNS561 is an investigational compound and has not been registered by any regulatory authority. It is a candidate for breakthrough therapy designation, orphan drug designation and accelerated approval.
We plan to start the Phase 2 clinical trial by the fourth quarter of 2022.

License and Development Agreement with Genoscience Pharma
On December 16, 2021, we signed an exclusive license from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. Genoscience Pharma is a French clinical-stage biotechnology company developing novel lysosomotropic therapeutics to establish a new standard of care against cancer, autoimmune and infectious diseases.
Under the agreement, Genoscience Pharma is eligible for clinical and regulatory milestone payments and tiered royalties. The first payable milestone is contingent on positive Phase 2 clinical trial results.
In addition, we also have a right of first negotiation with respect to any license or assignment, or option for a license or an assignment, with any third party to develop or commercialize other Genoscience Pharma assets in the field of CCA, to the extent Genoscience Pharma is looking to partner the asset with a third party or receives a spontaneous offer for collaboration.
For the period commencing on the date of the agreement until the first regulatory approval of GNS561 for commercialization, Genoscience Pharma has the right to repurchase the license to GNS561 in CCA at a pre-determined price in the event that Genoscience Pharma receives an offer from a third party to acquire or obtain a license to GNS561 in all indications, provided that GENFIT shall first have the opportunity to negotiate the acquisition or license to GNS561 in all indications.
The agreement shall remain in force, on a country by country basis in the territory until the later of (i) the date on which the last patent rights included in the licensed patents expires, or is otherwise cancelled, withdrawn or abandoned, in such country, or (ii) upon the regulatory approval of a generic product with respect to the licensed product in such country or (iii) the tenth anniversary of the first commercial sale of the licensed product in such country.
GENFIT also purchased a 10% equity stake in Genoscience Pharma through the subscription of new ordinary shares for a total amount of approximately €3.1 million.
For more information, see Note 2.5 "Signature of a Licensing Agreement with Genoscience Pharma"
Acute on Chronic Liver Failure
Regardless of their etiology, chronic liver diseases, or CLD are invariably associated with progressive accumulation of fibrosis in the liver culminating in cirrhosis. At a compensated stage, cirrhosis is a silently evolving disease with no specific symptoms. In the absence of an approved anti-fibrotic drug and if the underlying CLD is not treated, fibrosis further invades the liver, which is ultimately no longer able to efficiently function. This transition from compensated to decompensated cirrhosis occurs when any of the following clinical hallmark events occur: presence of ascites, variceal hemorrhage and/or hepatic encephalopathy.
Patients with CLD, and particularly patients with compensated and decompensated cirrhosis, are highly sensitive to acute insults triggering a sudden deterioration of liver function, which may consequently jeopardize normal functioning of other organs. Such an acute decompensation (AD) event is typically the result of a precipitating event, such as bacterial infection, acute alcoholic hepatitis, relapse of viral hepatitis or drug-induced liver injury, although as many as 40% of patients with AD have no identifiable precipitating event.
Acute on Chronic Liver Failure or ACLF syndrome is generally recognized as an episode of AD associated with one or more failures affecting vital organ systems including the liver, kidneys, brain, coagulation, circulation and/or respiratory systems.

Due to associated organ failures, patients with ACLF syndrome are at very high risk for short-term mortality, and globally the mean survival time in this population is 3 – 5 years. In a study of 1,343 hospitalized patients with cirrhosis and AD, 303 had ACLF when the study began, 112 developed ACLF, and 928 did not have ACLF. The 28-day mortality rate among patients who had ACLF when the study began was 33.9%, among those who developed ACLF was 29.7%, and among those who did not have ACLF was 1.9%. In general, a greater number of organ failures is associated with higher short-term mortality. For example, the 28-day mortality rate for patients having 3 or more organ failures approaches 80%.

Management of patients with ACLF
There are no specific therapies currently available for patients with ACLF other than treatment of precipitating events, when identified, and organ failure support (e.g., hemodialysis in the case of kidney failure). The only definitive treatment option is liver transplantation but due to emergency setting, limited access to compatible liver donors and in some case no accessible liver transplant capabilities, a vast majority of patients experiencing a life-threatening ACLF episode do not have access to transplant surgery.
Patients with AD are generally hospitalized in the regular hepatology ward, although an intensive care unit where organ support can most effectively be provided generally provides optimal care of patients with ACLF.
Despite intense efforts to improve the standard of care, the current high short-term mortality rate highlights the critical medical need of new therapies to help patients to rapidly recover and survive an ACLF episode without liver transplantation.

ACLF is a rare life-threatening condition with significant costs for health care systems
Worldwide, there are about 10 million hospitalizations per year for decompensated cirrhosis. With a 35% ACLF prevalence in patients hospitalized for decompensated cirrhosis, there are approximately 3-4 million hospitalizations for ACLF each year.
In the US, there are over 600,000 hospitalizations per year for decompensated cirrhosis. With a 10-30% ACLF prevalence in this population the annual number of ACLF hospitalizations in the US is estimated to be between 60,000 and 180,000. In the 5 major European countries, there are about 800,000 hospitalizations for decompensated cirrhosis. With a 20-30% prevalence in this population, the annual number of ACLF hospitalization is estimated to be between 160,000 and 240,000.
Cirrhosis and ACLF represent a substantial health and economic burden. For example, in the United States in 2011, the total inpatient costs for cirrhosis with and without ACLF was estimated to be more than $10 billion. In the same study, the cost per hospitalization was 3.5-fold higher for ACLF patients with two or more organ failures than for patients with cirrhosis who did not have ACLF.
Such high hospitalization costs for critically ill ACLF patients as compared to cirrhotic patients without ACLF can be easily explained by higher rates of hospitalization in the ICU and, most importantly, by 2-3-fold longer hospital stays: average of 16 days for ACLF patient versus 7 days for patients with cirrhosis who did not have ACLF.

ACLF pathophysiological mechanisms and GENFIT research strategies

In the absence of available treatments for the management of ACLF, we believe R&D efforts should focus on scientific strategies targeted on mechanisms leading to rapid development of organ failures after an acute insult. Although the pathophysiological processes driving ACLF development are not fully understood, some events appear as particularly important. For instance, there is now a large body of evidence implying that an uncontrolled and generalized inflammatory storm (so called Systemic Inflammatory Response Syndrome or SIRS) plays a key role in ACLF development. This may at least partly result from rapid translocation of intact bacteria and bacterial products (pathogen-associated molecular patterns or PAMPs) crossing the intestinal barrier, reaching the circulation and peripheral organs. About 30% of patients with ACLF have sepsis, which confirms this hypothesis.
GENFIT believes that the ideal treatment must simultaneously target all components of the pathological process.
In ACLF, GENFIT is assessing two classes of compounds, NTZ , on the one hand, an antiparasitic drug which we are repositioning, and compounds within the PPAR agonist therapeutic class with optimized metabolic and anti-inflammatory effects, on the other hand.

Preclinical and Clinical Development Program
The identification of NTZ is the result of our research program initially designed to discover novel anti-fibrotic molecules with a priority given to liver fibrosis.
During further research,we have also discovered that NTZ and its circulating metabolite, tizoxanide or TZ, have additional anti-inflammatory effects through the inhibition of inflammatory cell activation. In our preclinical research, we have observed that NTZ's anti-infectious properties may act on intestinal microbiota dysbiosis/overgrowth and improve the intestinal barrier and direct dose-dependent anti-inflammatory effects on immune cells (macrophages and polymorphonuclear leukocytes).
As part of our preclinical program, we have studied NTZ in in vitro and in vivo disease models .
In disease models, NTZ as well as its active circulating metabolite, have a wide anti-infectious spectrum acting on bacteria, viruses and parasites commonly encountered in human intestinal flora. Thus, an oral treatment with NTZ is expected to improve bacteria overgrowth and dysbiosis and possibly preserve the intestinal barrier in patients with ACLF. We also observed that, in cultured human liver cells, TZ inhibits a key pathway of programmed cell death (apoptosis) in a dose dependent manner.
Our research has demonstrated that in healthy rats, an oral administration of NTZ concomitant with intraperitoneal injection of LPS significantly reduced the LPS-induced rise in circulating cytokines and inflammatory markers.
In two distinct rat models of ACLF, we found that NTZ has hepatoprotective effects by reducing ALT and AST while totally preventing LPS-induced rise in GGT and total bilirubin. NTZ also significantly reduced LPS induced brain edema and LPS-induced rise in inflammatory markers. Treatment with NTZ also prevented plasma increases in two renal function markers : cystatin C and creatinine.
In addition, we are currently researching the effects of NTZ on sepsis, with encouraging preliminary results. In the sepsis model, the mortality rates in NTZ treated vs vehicle treated group were 53% vs 90% at 72 hours and 67% vs 100% 5 days after CLP surgery.

NTZ clinical program
On November 9, 2021, we announced the first patient first visit in a Phase 1 study for the evaluation of NTZ in subjects with hepatic impairment. This open-label, non-randomized, 2-center, repeated-dose, parallel-group study will provide preliminary insight into NTZ pharmacokinetics (PK) and safety in the setting of hepatic impairment and will inform the potential need for dose adjustment in future studies to be conducted in patients with cirrhosis and hepatic impairment. In this study, adult subjects with moderate and severe hepatic impairment will be given NTZ 500mg twice daily for 7 days, and the PK of NTZ will be compared with the PK in volunteers without hepatic impairment. Data is expected from this study as early as the third quarter 2022.
A Phase 1 study to evaluate the safety and PK in individuals with renal impairment is planned to initiate in the second quarter of 2022.
Both of these studies will be supportive of an IND and a Phase 2 proof of concept study in patients with AD and ACLF. We would expect to initiate a Phase 2 trial in the first quarter of 2023.

NIS4 Technology to Power the Identification of Patients with NASH and Fibrosis

As part of our strategy to address unmet needs in NASH, we have advanced a diagnostic program based on the identification of specific biomarkers that are expressed at different levels in patients with NASH and significant fibrosis (F≥2) as compared to patients with less severe disease. This discovery kicked off a multi-year effort that has resulted in the development of NIS4 technology, a blood-based molecular technology for the identification of patients with NASH (NAS≥4) and significant fibrosis (F≥2), also referred to as “at-risk” NASH, who are at higher risk of disease progression and may be appropriate candidates for therapeutic intervention. In January 2019, we entered into a license agreement with Labcorp to allow them to develop, market, and sell a test powered by NIS4 in the clinical research space. In September 2020, we signed a five-year exclusive license agreement with Labcorp to allow them to develop and commercialize a Laboratory Developed Test or LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada. In late April 2021, Labcorp launched its LDT NASHnext powered by NIS4 technology. Its commercial launch is however still constrained by the lack of approved therapeutic options in NASH.
In May 2021, we signed a worldwide, non-exclusive license agreement with Q Squared Solutions LLC or Q2, to broaden the availability of NIS4 technology in the clinical research field.

Today’s Challenges in Diagnosing NASH
NASH, the most severe form of NAFLD, is characterized by the presence of hepatocyte ballooning and inflammation, in addition to steatosis. NASH can progress silently towards cirrhosis, precluding the opportunity for clinicians to diagnose and intervene therapeutically prior to the development of severe liver complications, and constitutes a growing cause of cirrhosis, liver failure, and liver cancer globally.  Furthermore, NASH is projected to become the leading cause of liver transplantation in the United States—it already is the primary cause among women and the secondary cause overall. Given this clinical scenario, there is a pressing need to identify patients at higher risk of disease progression, who could be considered for therapeutic intervention with existing options or when potentially promising agents currently in late-stage clinical development obtain regulatory approval.
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

Our Solution: NIS4 Technology Comprising Our Proprietary Biomarker Algorithm
Aware of the challenges associated with diagnosing at-risk NASH, we initiated a research program to combine our technical expertise in informatics, machine learning and molecular biology with access to our extensive NASH clinical biobank, including cohorts from our GOLDEN-505 and RESOLVE-IT clinical trials, in addition to cohorts from academic partnerships, to pursue the discovery of novel biomarkers that may hold the key in developing novel diagnostic tests or technologies in NASH. In 2015, we reached a key milestone with the discovery that two miRNA biomarkers, miR-200a and miR-34a-5p, that were expressed at higher levels in patients with at-risk NASH as compared to patients with less severe disease.

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
In August 2020, we announced that pivotal data describing the derivation and validation of NIS4 technology has been accepted for publication by The Lancet Gastroenterology & Hepatology. This published study details NIS4 algorithm development and clinical validation against the liver biopsy reference standard in two independent populations comprised of data from over 700 patients. In addition to the high overall performance in identifying patients with at-risk NASH, NIS4 technology also provided consistent results in critical sub-populations (i.e. diabetic vs. non-diabetic, men vs. women) as compared to other non-invasive tests evaluated in the same individuals.
In November 2020, we announced that data relating to the NIS4 technology and the final results of the RESOLVE-IT Phase 3 clinical trial could be consulted on five posters in the context of the Liver Meeting Digital Experience, the annual conference of the American Association for the Study of Liver Diseases, which was held virtually on 13, 14 and 15 November 2020.
In June 2021, we presented new NIS4 data at the International Liver Congress™ organized by the European Association for the Study of the Liver (EASL), and the 81st Scientific Sessions of the American Diabetes Association (ADA). The data highlights the clinical performance of NIS4 technology in diagnosing at-risk NASH in patients with type 2 diabetes compared to other non-invasive tests. It shows the potential of NIS4 technology to be a valuable clinical tool either alone or in sequential combination with other blood-based non-invasive tests in identifying at-risk NASH in patients with and without type 2 diabetes.

In November 2021, NIS4 technology’s utility was recognized in a study undertaken by NIMBLE as demonstrating a unique performance in identifying patients with “at-risk” NASH. This study highlighted the importance for the diagnosis of “at risk” NASH patients (defined as NASH + NAS ≥4 and fibrosis ≥2) as a subpopulation at greater risk of liver-related outcomes. Of the five blood-based biomarker panels which were assessed in this study, only NIS4 technology produced results showing the capacity to identify these “at-risk” NASH patients.
The study also provided evidence that NIS4 technology – with a sensitivity of 82.3 and a specificity of 79.9 – had the best results among the other biomarkers tested for the diagnosis of fibrosis stage ≥ 2, a critical component of “at-risk” NASH. The presentation concluded that NIS4 technology met the a priori criteria established for Stage 1 by the NIMBLE Circulating Biomarkers Workstream (CWS) for:
• Diagnosis of NASH
• Diagnosis of NAS≥4
• Fibrosis stage 2 or higher

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
We continue to explore the possibility of obtaining regulatory approval and CE Certificates of Conformity to release an IVD powered by NIS4 technology on the US and European markets.
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
In May 2021, we announced that Labcorp had launched NASHnext, a novel, noninvasive diagnostic test powered by GENFIT’s NIS4 technology for the identification of NASH patients with significant fibrosis – also known as “at-risk” NASH. The test, offered by Labcorp exclusively in the U.S. and Canada, aims to identify at-risk NASH in patients with at least one metabolic risk factor. The clinical pertinence as well as the market potential for this test have been confirmed through its use in clinical trials and the new data presented in the first half of 2021. Nonetheless, the COVID-19 pandemic, the lack of approved therapeutic options in NASH and the current lack of reimbursement for NASHnext have contributed to commercial launch that remains modest at the time of this annual report.

Stephen A. Harrison, Vlad Ratziu *et. al.*

A blood-based biomarker panel (NIS4) for non-invasive diagnosis of non-alcoholic steatohepatitis and liver fibrosis: a prospective derivation and global validation study

DOI : https://doi.org/10.1016/S2468-1253(20)30252-1

THE LANCET
Gastroenterology & Hepatology

NIS4 is a multianalyte technology that enables quantitative measurement of these biomarkers and combines the results through a single proprietary GENFIT algorithm to produce a single score that identifies at-risk NASH in patients with metabolic risk factors.

Comparison of NIS4 vs. individual biomarker components to identify patients with at-risk NASH within the discovery cohort (n=239)

NIS4
Sensitivity
1 - Specificity
0.0
0.2
0.4
0.6
0.8
1.0
NIS4™ (AUROC 0·80, 95% CI 0·73–0·85)
miR-34a-5p (AUROC 0·71, 95% CI 0·63–0·77)
A2M (AUROC 0·72, 95% CI 0·65–0·78)
Hba1c (AUROC 0·66, 95% CI 0·59–0·73)
YKL-40 (AUROC 0·69, 95% CI 0·62–0·76)

August 5, 2020

September 28, 2020

May 3, 2021

Commercial launch of NASHNext®* powered by NIS4 Technology by LabCorp

** LDT, laboratory developped test*

FNIH Foundation for the National Institutes of Health

Sanyal et al. Hepatology. 2021 Vol 74 Issue 6 – Suppl: 1383A – Presented at The Liver Meeting® 2021 as a Late Breking Oral Presentation

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
Elafibranor was generally well tolerated over the 72 weeks of exposure, which is consistent with previously conducted studies and with DSMB conclusions based upon their review of RESOLVE-IT safety data throughout the study.  The safety, including histological assessment, and tolerability profile of elafibranor continues to be supportive of ongoing clinical investigation, which is encouraging for the ongoing Phase 3 trial evaluating elafibranor in PBC.
On July 22, 2020, following the detailed review of the full RESOLVE-IT interim efficacy dataset, we determined that the investment needed to continue the trial was not justified, as it was unlikely to provide results that would be sufficient to support elafibranor for registration in NASH in the United States and Europe.
Competition

We focus on therapeutic areas with high unmet medical needs, i.e. areas characterized by a lack of diagnostic or treatment options. As a result, there are relatively few companies with approved products, compared with other therapeutic or diagnostic areas where several options are already approved from a regulatory standpoint, and available for healthcare providers and patients.
We however operate in a competitive sector. Several companies are working on technologies, therapeutic targets or drug or biomarker candidates that aim to treat or diagnose the same diseases or identify the same patient population as our product candidates. While we believe that our drug candidates and diagnostic solutions, combined with our expertise and know-how, provide us with competitive advantages, we face potential competition from various sources, including pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available.
Cholestatic Diseases
•PBC
UDCA was approved by the FDA to treat PBC in 1997 and remained the only approved treatment for PBC until 2016, when Ocaliva™ was approved by the FDA and EC for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA. Although approved as a second-line treatment, Ocaliva™ is the subject of continued safety concerns (with respect to pruritus and serious liver injury or death, leading to the FDA issuing a Black Box Warning in 2018). If approved, elafibranor would compete with these drugs already approved for the treatment of PBC. The other molecule that could become a direct competitor of elafibranor is seladelpar, developed by the American company CymaBay, which announced at the end of March 2021 that it had commenced recruitment for its new Phase 3 (RESPONSE) trial. We know that other companies develop other drug candidates to treat PBC, and therefore may also become competitors. The latest IQVIA study made available to the Company however indicates that these molecules are in relatively early stages of clinical development compared to elafibranor, and would capture together – if approved – less than 20% of market shares. This included Calliditas Therapeutics which announced on February 15, 2022 that the first patient was randomized in its Phase 2b/3 TRANSFORM study evaluating setanaxib in patients with PBC. In addition to these approved drugs and drug candidates in development, we also may compete with approved drugs in other indications which could be used off-label for the treatment of PBC.
•CCA
There is a high unmet need in CCA patients without actionable alterations as current treatment options are limited to chemotherapy. The current pipeline of drugs in development includes anti-PD-(L)1 combinations, FGFR2 and PARP inhibitors. FGFR2 and PARP inhibitors are limited to patients with specific alterations, while the expectations from anti-PD-(L) to work in CCA are currently low. A combination of atezolizumab and cobimetinib (anti-PD-(L)1 and MEKi) is being evaluated but preliminary data do not show a major benefit.
•ACLF
There is also a high unmet need in ACLF, a serious condition for which the only therapeutic option is liver transplantation. There is therefore a strong need for the development of a promising therapy to reduce the morbidity and mortality in these patients, as well as to provide healthcare professionals with non-surgical therapeutic options. Some companies, such as Versantis or Promethera, are investigating the potential of certain technologies that may become complementary to what GENFIT is developing, rather than direct competitors.
•NASH Diagnostics
With respect to NIS4, our technology that uses blood-based biomarkers to identify patients with NASH and fibrosis who we believe could benefit from therapeutic intervention, there are a number of clinical diagnostic tools available for the management of chronic liver disease patients, but none are validated for NASH. In November 2021, NIS4 technology’s utility was recognized in a Stage 1 study undertaken by NIMBLE as demonstrating a unique performance in identifying patients with “at-risk” NASH. The report highlighted the importance for the diagnosis of “at risk” NASH patients (defined as NASH + NAS ≥4 and fibrosis ≥2) as a subpopulation at greater risk of liver-related outcomes, and of all blood-based biomarkers which were assessed in this study (FIB4, ALT, OWL, NIS4, ELF, PROC3, FM-VCTE), only NIS4 technology produced results showing the capacity to identify these “at-risk” NASH patients.
Other considerations
We believe that elafibranor’s differentiated mechanism of action in targeting PPARα and PPARδ, and the favorable tolerability profile observed to date suggest the potential for elafibranor to have competitive advantages over approved drugs and drug candidates in development by our competitors. NTZ also provided encouraging preclinical data.

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
Pursuant to our agreement with Genoscience Pharma, Genoscience Pharma will supply our clinical and commercial requirements for GNS561.
NTZ is already approved and commercialized in several jurisdictions in various indications and we therefore purchase our supply of NTZ for clinical purposes in the market through pharmaceutical wholesalers.
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
Patents
As of March 31, 2022, we own or have rights to 43 issued U.S. patents, over 440 issued foreign patents in force, and 24 pending U.S. applications, and over 319 pending foreign patent applications. Our patent portfolio contains 60 different patent families, which are made up of over 760 patents and patents applications. Twenty-two of our patent families relate to our lead product candidate, elafibranor.
Elafibranor
Our patent portfolio for elafibranor, a molecule synthesized by us, includes issued patents and pending patent applications directed to compositions of matter, manufacturing methods, and methods of use. As of March 31, 2022, we own three U.S. patents directed to the composition of matter of elafibranor, which are expected to expire in 2024, without taking patent term extensions into account. We also have counterpart patents in various countries and regions, including Australia, Brazil, Canada, China, Europe, Israel and Japan.
In addition, we own six U.S. patent applications (some of them derivable from PCT applications) directed to the treatment of cholestatic diseases, in particular PBC, which, if issued, are expected to expire in 2037 and 2041, without taking patent term extensions into account. We also have counterpart pending patent applications in various countries or regions, including Australia, Canada, Europe, Israel, China, and Japan.
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
Repurposing of molecules
We are pursuing patent protection directed to our repositioning of nitazoxanide for treating cholestatic and fibrotic diseases. As of March 31, 2022, six U.S. patents have been granted to us for the use of NTZ in the treatment of different fibrotic diseases and one U.S. patent application is pending. One U.S. patent has been granted for combination of NTZ with other therapeutic agents in the treatment of different fibrotic diseases and one other U.S. patent application is pending in this family. These patents and patent applications, if granted, would be expected to expire in 2037 (excluding any patent term extension).
We also filed in 2021 four priority patent applications for the use of nitazoxanide and some other proprietary molecules in the treatment of ACLF / sepsis.
Diagnostic Tools and Biomarkers
As of March 31, 2022, we own five U.S. patent applications directed to the diagnosis of NASH, in particular our NIS4 diagnostic technology, using certain biomarkers. The U.S. applications, if issued, would be expected to expire between 2036 and 2041.
We also have filed several US patent applications covering some other NIS4 diagnostic tools and protecting some other research tools.
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
We own close to 500 registered or filed trademarks worldwide.
The protection offered by trademark varies country by country. In most of the countries, trademark right may only be obtained through the filing and registration of a trademark application at the corresponding Patent and Trademark Office. Registrations are granted for a fixed term (usually ten years) and can be renewed indefinitely, except in certain countries where use of the trademark needs to be demonstrated at renewal time.
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
Domain names
It is our policy to file domain names for communicating or giving information on our products or services to patients, prescribers or payers. We own today more than 210 domain names.
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
The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our drug candidates are governed by extensive regulation by governmental authorities in the United States and other countries. The FDA, under the FDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:
•completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;
•the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

•approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
•performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication and conducted in accordance with good clinical practices, or GCP;
•preparation and submission to the FDA of an NDA;
•FDA acceptance, review and approval of the NDA, which might include an Advisory Committee review;
•satisfactory completion of an FDA inspection of the manufacturing facilities at which the drug, or components thereof, are made to assess compliance with current good manufacturing practices, or cGMPs;
•satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and
•agreement for compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.
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
Once an approval is granted, the FDA may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse events or AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•restrictions on the marketing or manufacturing of the drug, suspension of the approval, complete withdrawal of the drug from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of drug approvals;
•drug seizure or detention, or refusal to permit the import or export of drugs; or
•injunctions or the imposition of civil or criminal penalties.
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
Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and post market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either:
•a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or
•another commercially available, similar device that was cleared through the 510(k) process.
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
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical and clinical study data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer.
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
European Union Regulation for Drug Development and Registration
Preclinical and Clinical Development

In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), our drug candidates are also subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.
Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation entered into application on January 31, 2022.
The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The main characteristics of the Regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed first by a single “reference” Member State whose conclusions are then assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted, the “concerned” Member States. Part II is assessed separately by each concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.
European Union Drug Review and Approval
In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. Marketing Authorizations may be granted either centrally (EU MA) or nationally (National MA).
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
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.
Orphan Drugs
In the EEA, Regulation (EC) No 141/2000, as amended, provides that a drug will be designated as an orphan drug if its sponsor can establish:

•that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and
•that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.
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
If an EU MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, regulatory authorities will not, for a period of usually 10 years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted, for the same therapeutic indication, to a similar drug if:
•the holder of the MA for the original orphan drug has given its consent to the second applicant;
•the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or
•the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.
Regulation (EC) No 847/2000 lays down definitions of the concepts ‘similar drug’ and ‘clinical superiority’. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Data and Market Exclusivity

The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving marketing authorization, medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

Regulatory Requirements after Marketing Authorization
Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
In Vitro Diagnostics

The regulations on IVDs are currently harmonized through the Directive 98/79/EC on in vitro diagnostic medical devices (the IVD Directive), which will be replaced by Regulation (EU) 2017/746 on in vitro diagnostic medical devices (IVDR) from May 26, 2022, with certain exceptions for earlier application and transitional periods for later application. The IVDR and its associated guidance documents and harmonized standards govern, among other things, design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance of IVDs. IVDs must comply with the General Safety and Performance Requirements, or GSPRs, set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE mark to devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE mark, medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the IVD and its manufacturer and their conformity with the GSPRs. This Certificate and the related conformity assessment process entitles the manufacturer to affix the CE mark to its IVDs after having prepared and signed a related EC Declaration of Conformity.

French Regulatory Framework on Transfer of Values to Health Care Professionals
The French Public Health Code provides for two sets of requirements regarding the transfer of values by health care companies to health care professionals:
•The Transparency or Sunshine regime, set out by Article L.1453-1 of the Public Health Code, requires companies manufacturing or marketing health care products (medicinal products, medical devices, etc.) in France to publicly disclose the advantages and fees paid to healthcare professionals amounting to 10 euros or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.).
•The Anti-Gift regime, regarding the general prohibition of payments from pharmaceutical and device manufacturers to healthcare professionals (Article L.1453-3 of the French Public Health Code), except in certain circumstances in particular scientific research, speaker fees and hospitality provided in the course of scientific event. The Anti-Gift regime was modified by the implementation of the provisions of Ordinance n° 2017-49 of January 19, 2017. The new regime includes a prior declaration or prior authorization procedure for the transfers of values which do not fall under the above-mentioned prohibition. The related Decree concerning the advantages granted by persons manufacturing or marketing health products or services was finally published on June 17, 2020 and entered into force on October 1, 2020.

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

As an LDT, the laboratory partner will be responsible for marketing the product to healthcare providers and is responsible for seeking coverage and reimbursement from third party payors, including Medicare and Medicaid. We will separately seek FDA marketing authorization for a kit-based IVD powered by NIS4 to allow us to commercialize the test within the United States as a medical device. In parallel, we intend to progress towards submitting a data package to a European Notified Body to enable CE marking and associated marketing approval in key European markets in 2021. In Europe, we are still finalizing our plans but are considering, if approved, selling the IVD powered by NIS4 through a distributor or commercial partner to independent, smaller laboratories, as there are fewer large central laboratories in these regions. We, or our collaborators, will be required to obtain coverage and reimbursement for this test separate and apart from the coverage and reimbursement we plan to seek for our product candidates, once approved. There is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement in some or all commercial territories for this test for the same reasons applicable to our product candidates.
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
In addition, in some foreign countries, the proposed pricing and reimbursement for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country.
The complexity of this process explains why, there can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our drug candidates. Historically, products launched in the EEA do not follow price structures of the United States and generally prices tend to be significantly lower.
Many EEA countries periodically review their reimbursement of medicinal products, which could have an adverse impact on reimbursement status. In addition, we expect that legislators, policymakers and healthcare insurance funds in the EEA countries will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some EEA countries, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU member states, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EU member state, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU member states. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries. In December June 2021 the EU Parliament adopted the HTA Regulation which aims to harmonize the clinical benefit assessment of HTA across the EU, the consequences of which remain unknown at this time. The anticipated revenue from and growth prospects for products in the EEA could be negatively affected by the HTA Regulation.
Legislators, policymakers and healthcare insurance funds in the EEA may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EEA countries. These measures could include limitations on the prices of medicinal products or the level of reimbursement available for these products from governmental authorities or third party payors. Further, an increasing number of EEA and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
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

There have been judicial and Congressional challenges as well as challenges by the executive branch to certain aspects of the ACA. For example, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Moreover prior to the U.S. Supreme Court ruling, President Biden signed an Executive Order on January 28, 2021 to establish a Special Enrollment Period to seek health insurance coverage through the ACA marketplace. The Executive Order also requires that some government agencies review and reconsider their current policies and practices that may undermine access to health care, including, among others, the review of Medicaid demonstration and waiver policies including work requirements, and policies that may present unnecessary barriers to accessing health care, Medicaid or ACA coverage. It is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. It is unclear how any such challenges or the health reform measures of the Biden Administration will affect the ACA.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, including the BBA, will stay in effect through 2031 unless additional Congressional action is taken. These Medicare sequester reductions will be suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of the sequester. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Congress is considering additional health reform measures.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S Presidential Orders, U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement a reform of drug pricing, notably through federal budget proposals, executive orders and political initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing, which attempted to implement several of the administration’s proposals. The FDA concurrently issued a rule and guidance in September 2020, implementing part of the Executive Order on Prescription Drug Importation, providing guidance to the States to prepare and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services or HHS issued a final rule for the removal of safe harbor protection for rebates involving prescription pharmaceuticals to plan sponsors under Medicare part D, either directly or through the certain pharmacy benefit managers, unless the rebate is required by law. The implementation of the rule has been delayed by the Infrastructure Investment and Jobs Act to January 1, 2026. T The rule also created a new safe harbor protection for rebates reflected at the point of sale, as well as a new safe harbor protection for certain fixed fees that manufacturers pay to pharmacy benefit managers for services rendered, of which the implementation has also been postponed until January 1, 2026. On November 20, 2020, the Center for Medicare & Medicaid Services issued an interim final rule implementing the Most Favored Nation Executive Order signed by President Trump, which would closely align payments for some Medicare Part B drugs administered by physicians to the lowest cost paid in other economically advanced countries as of January 1, 2021 As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order "Promoting Competition in the American Economy", with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. It is unclear whether these or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Moreover, it is possible that additional governmental measures will be taken in response to the Covid-19 pandemic.
Other U.S. Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, and if approved, proposed sales, marketing and education programs of our drug candidates. The laws that may affect our ability to operate include, among others:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•federal civil and criminal false claims laws, including the federal civil False Claims Act, which can be enforced by private individuals through civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibits individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;
•the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services;
•the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (defined to include doctors, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members. ;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes certain requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, and their business associates, which are individuals and entities that perform functions or activities on behalf of covered entities that involve protected health information, relating to the privacy, security and transmission of protected health information; and
•State and foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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
Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws involves substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, for example, significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

C.	Organizational Structure
In 2021, we announced that as part of our new corporate strategy, we expected to distinguish our pharmaceutical and diagnostic technologies activities, in order to ensure more independent management and growth. In light of the COVID-19 pandemic, the lack of approved therapeutic options in NASH and the current lack of reimbursement for NASHnext, our partner Labcorp has experienced a slow commercial uptake. As a result, we have decided to postpone the creation of a dedicated diagnostic entity in the near term.

D.	Property, Plants and Equipment
Our corporate headquarters are located in Loos, France. To date, the total surface occupied is approximately 5,500 square meters of office space. The lease for our Loos headquarters continues through March 2029. We also lease office space in Paris, France and, for our U.S. subsidiary, Genfit Corp., in Cambridge, Massachusetts.

Item 4A.	Unresolved Staff Comments.
Not applicable.

Item 5.	Operating and Financial Review and Prospects.
Overview
We are a late-stage clinical biopharmaceutical company dedicated to the discovery and development of innovative drug candidates and diagnostic solutions targeting metabolic and liver-related diseases where there is considerable unmet medical need. We are a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Since 2016, we had been evaluating our most advanced drug candidate, elafibranor, in a pivotal Phase 3 clinical trial (the RESOLVE-IT trial) as a potential treatment for nonalcoholic steatohepatitis, or NASH. , On May 11, 2020, we published the topline data from the interim analysis of the RESOLVE-IT trial. In these interim results, elafibranor did not demonstrate a statistically significant effect on the primary surrogate endpoint which was NASH resolution without worsening of fibrosis nor did it achieve the key secondary endpoints. These results led us, after a detailed review of the whole dataset, to initiate the trial termination process for RESOLVE-IT at the end of July 2020 for lack of efficacy, but not due to safety reasons. In May 2021, we announced, following the termination of all development of elafibranor in NASH and the redefinition of our clinical products portfolio, that we had redeployed our R&D effort across three franchises covering therapeutic areas where patients have little or no treatment and/or diagnostics options: cholestatic diseases, Acute on Chronic Liver Failure (ACLF), and diagnostics.
Elafibranor is currently being evaluated as a potential treatment for primary biliary cholangitis, or PBC. PBC is an autoimmune disease unrelated to the metabolic origins of NASH and is independent from our evaluation of elafibranor in NASH. Our phase 3 trial of elafibranor in PBC, ELATIVE, began in 2020. The first patient first visit in the ELATIVE trial took place on September 24, 2020. Enrollment is expected to be completed in the second quarter 2022 for the double-blind part of ELATIVE, which is the part to be used to support accelerated approval and we remain committed to delivering ELATIVE topline data in the second quarter 2023.
The worldwide development and commercialization rights in elafibranor for the treatment of PBC and other indications were licensed to Ipsen through a partnership signed in December 2021, with the exception of Greater China, which is licensed to Terns Pharmaceuticals in NASH and PBC since June 2019.
In addition to PBC, our cholestatic diseases program also includes cholangiocarcinoma or CCA following the execution in December 2021 of an exclusive license to develop and commercialize GNS561 in the United States, Canada and Europe (including United Kingdom and Switzerland) from Genoscience Pharma, for CCA. Our Phase 2 clinical trial in CCA is expected to start in the second half of 2022.

The first program in our ACLF franchise aims at developing the repurposed drug nitazoxanide (NTZ). A Phase 1 open-label, non-randomized, 2-center, repeated-dose, parallel-group study is expected to provide preliminary insight into NTZ pharmacokinetics, or PK, and safety in the setting of hepatic impairment in the second half of 2022. A second Phase 1 study to evaluate NTZ PK and safety is planned to initiate in the first half of 2022. The results of these studies will inform the potential need for dose adjustment in future studies to be conducted in patients with cirrhosis and hepatic impairment.
A key differentiator of our development strategy is our NASH biomarker-based diagnostic program, called NIS4, a technology which we are developing to power a new in vitro diagnostic, or IVD, test to identify patients with NASH who may be appropriate candidates for drug therapy. In January 2019, we entered into a first license agreement with Labcorp to allow Labcorp to develop and commercialize NIS4 in the clinical research space through their drug development subsidiary, Covance. Since then, Covance has made significant progress in the deployment of NIS4 in several clinical trials conducted by leading players in the pharmaceutical industry. A second exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada was signed in September 2020 and in April 2021, Labcorp launched commercialization of NASHnext, an LDT powered by our NIS4 technology.
Although we recorded revenue in 2019 from the receipt of an upfront payment under our collaboration and license agreement with Terns Pharmaceuticals and in 2021 from the receipt of an upfront payment under our agreement with Ipsen, we have never generated significant revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete clinical development of, obtain marketing approval for and commercialize our drug candidates and IVD test. Clinical development, regulatory approval and commercial launch of a product candidate can take several years and are subject to significant uncertainty. Historically, we have financed our operations and growth through issuances of share capital and convertible bonds, through conditional advances and subsidies from Banque Publique d'Investissement (BPI France) and from research tax credits. In 2006, we completed the initial public offering of our ordinary shares on the Alternext market of Euronext in Paris and transferred to the Euronext Paris in April 2014. Between 2010 and 2016, we raised a total of over €220 million in gross proceeds from the issuance of ordinary shares. In October 2017, we issued €180 million in convertible bonds.  In March 2019, we completed a global offering consisting of an initial public offering of our American Depositary Shares, or ADSs, in the United States, and a private placement of our ordinary shares in Europe and other countries outside the United States, including France.  Aggregate gross proceeds from the global offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were approximately $155.4 million.
Since our inception, we have incurred significant operating losses. Our net loss was €65.1 million and €101.2 million for the years ended December 31, 2019 and 2020, respectively. For the year ended December 31, 2021 we had a net profit of €67.3 million owing to the upfront payment received from Ipsen. Following the results of the Phase 3 RESOLVE-IT trial in the first half of 2020, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and eliminate non-essential expenses, which contributed to reducing our cash flows used in operating activities from €96.4 million in 2020 to €44.0 million in 2021 (excluding the upfront payment received from Ipsen in 2021). Nevertheless, as we continue our efforts to identify product candidates with the highest potential, conduct preclinical studies and clinical trials and advance the development of our diagnostic test, we expect that our cash used in operational activities will increase to €65 million in 2022 (excluding exceptional items of €30.0 million payable in 2022 in relation to the upfront payment received from Ipsen in late 2021, i.e. primarily VAT collected and corporate income tax, as well as potential costs and expenses in future business development activities such as in-licensing). This estimate takes into account our projected cash flows from operating activities and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong. Our net losses may fluctuate significantly from quarter to quarter and year to year, notably depending on the timing of our clinical trials and our expenditures on other research and development activities. Also, we could use our available capital resources sooner than we currently expect.

Financial Operations Overview
Revenue and Other Income
For the year ended December 31, 2020, our revenue was €0.8 million, mainly due to a one-time transaction as well as the income recognized within the scope of our license agreements with Labcorp. For the year ended December 31, 2021, our revenue was €80.1 million, mainly from the receipt of the €120 million upfront payment from Ipsen, out of which €80 million is recognized as 2021 revenue, after deduction of €40 million deferred revenue, which will gradually be recognized as revenue following the completion of the ELATIVE double-blind study, pursuant to IFRS 15. Other income recognized in 2021 is related to licensing agreements with Labcorp for the deployment of NIS4 technology in NASH. For the year ended December 31, 2020, our revenue was €0.8 million, mainly due to a one-time transaction as well as the income recognized within the scope of our license agreements with Labcorp.

In 2019, we entered into two licensing agreements, one with Terns with respect to development and commercialization of elafibranor in Greater China, and one with Covance, Labcorp’s drug development business, with respect to the development and deployment of a test powered by NIS4 technology in the clinical research space. Pursuant to our agreement with Terns, we received an upfront payment of $35 million in 2019, and are eligible for up to $193 million in clinical, regulatory and commercial milestone payments, as well as mid-teen percentage royalties (For more information see Note 4.4.1 to our consolidated financial statements). In September 2020, we entered into a second agreement with Labcorp, for a five-year exclusive licensing agreement with Labcorp to develop and commercialize an LDT powered by NIS4 in the clinical diagnostic market.In December 2021, we entered into a long-term strategic partnership for global collaboration with Ipsen granting Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, for people living with PBC, and in other indications. Under the agreement, Ipsen will pay GENFIT up to €480 million, comprising an upfront cash payment of €120 million, as well as regulatory, commercial, and sales-based milestone payments up to €360 million, plus tiered double-digit royalties of up to 20%. Other than pursuant to these three agreements, we do not expect to receive any revenue from any of our product candidates until we obtain regulatory approval and commercialize such products, or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such candidates.
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
The main characteristics of the CIR are the following:
•the CIR results in a cash inflow from the tax authorities paid to us as we are not subject to corporate income tax;
•a company’s corporate income tax liability does not limit the amount of the CIR—a company which meets certain criteria in terms of sales, headcount or assets to be considered a small/mid size company and that does not pay any corporate income tax can request cash payment of the research tax credit; and
•the CIR is not included in the determination of the corporate income tax.
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
Operating Expenses
Research and Development Expenses
We engage in substantial research and development (R&D) efforts to develop our drug and diagnostic candidates. Research and development expenses include:
•raw materials and consumables, such as lab supplies, used in research and development activities;
•fees and costs paid to third parties, such as clinical research organizations and scientific advisors, for clinical trial and other research and development activities, including services subcontracted to research partners for technical or regulatory reasons;
•employee-related costs and costs related to external employees seconded to us for clinical development, biometrics and information technology;
•intellectual property fees related to the filing of patents.
•The provision recognized in 2019 due to the research tax credit dispute with the French revenue services and reversed in 2020

Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, such as the RESOLVE-IT and ELATIVE trials. We expect that our research and development expenses will increase compared to 2021 for the foreseeable future, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of our diagnostic test. They may also fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic test. The impact of the RESOLVE-IT study in NASH on our 2022 results will be limited as the residual amount for termination costs is estimated to be €0.5 million.
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
General and Administrative Expenses
General and administrative expenses include:
•employee-related costs for executive, intellectual property, finance, legal and human resources and communications functions;
•facility-related costs;
•grants to The NASH Epidemiology Institute (formerly The NASH Education Program) for 2018 and 2019, primarily to finance International NASH Day;
•fees for third-party providers of administrative services, including legal, audit and accounting, press relations and communication services, security and reception and recruiting; and
•intellectual property fees for the registration and maintenance of our patents.
The cost-saving plan initiated in September 2020 has led to a decrease in general and administrative expenses in 2021, compared to 2020. However, expenses will remain significant over the next several years due to expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, investor relations and litigation costs. In particular, we will continue to incur additional expenses associated with accounting and internal control over financial reporting to comply with the Sarbanes-Oxley Act of 2002 in the United States.
Marketing and Market Access Expenses
Marketing and market access expenses include:
•employee-related costs for marketing, and business development functions;
•facility-related costs; and
•fees for third-party providers of marketing and pre-commercialization services including market surveys, brand strategy, medical communication and market access services.
The cost-saving plan initiated in the summer of 2020 allowed us to decrease our marketing and market access expenses in 2021. We expect that they will not increase significantly in 2022.
Reorganization and restructuring expenses include:
•the accruals and provisions recognized within the scope of the reduction in force plan;
•the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization of GENFIT;
•the impairment of the right of use of the leased equipment and premises,
•the portion of the OCEANE renegotiation expenses recognized in 2021;
•the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, do not have any future economic advantage for the PBC program.

Financial Income (Expense)
Financial income relates primarily to interest income received from cash and cash equivalents deposits. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities, as well as medium term notes or UCITS and therefore generate only a modest amount of interest income.
Financial expense relates primarily to interest expense on our outstanding convertible bonds as well as interest expense for bank loans and for leases. We also incur foreign exchange losses related to our purchases of services in U.S. dollars, which amounts are recorded as financial expense and interest expenses due to leases in application of IFRS16.

Financial income includes notably the one-time buyback bonus of €35.6 million issued from the renegotiation of the OCEANEs completed in January 2021 (See note 22 "Financial Income").

A.	Operating Results
Our results of operations for the years ended December 31, 2019, 2020 and 2021 are summarized in the table below.

	Notes	Year ended
(in € thousands, except earnings per share data)		2019/12/31	2020/12/31	2021/12/31

Revenues and other income
Revenue	19	30,839	765	80,069
Other income	19	10,122	6,993	5,510
Revenues and other income		40,961	7,758	85,579

Operating expenses and other operating income (expenses)
Research and development expenses	20	(66,170)	(59,097)	(35,166)
General and administrative expenses	20	(17,265)	(14,270)	(16,153)
Marketing and market access expenses	20	(13,708)	(11,216)	(1,539)
Reorganization and restructuring expenses	20	—	(5,308)	(142)
Other operating income (expenses)	20	(1,649)	(764)	(763)

Operating income (loss)		(57,832)	(82,897)	31,816

Financial income (1)	22	5,221	6,544	44,780
Financial expenses	22	(13,110)	(25,296)	(7,122)
Financial profit (loss)		(7,889)	(18,752)	37,658

Net profit (loss) before tax		(65,721)	(101,649)	69,474

Income tax benefit (expense)	23	576	428	(2,215)

Net profit (loss)		(65,144)	(101,221)	67,259

Comparisons for the Years Ended December 31, 2020 and 2021
Revenue
Revenue of €0.8 million during the year ended December 31, 2020 was the result of a one-time transaction and the recognition of the revenue under the Labcorp licensing agreements.
Revenue of €80.1 million during the year ended December 31, 2021 was the result of the upfront payment for a licensing agreement with Ipsen recognized in 2021. Regarding the Application of IFRS15 to the IPSEN License Agreement signed in 2021, see Note 19 "Operating Income".
Other Income
Other income for the years ended December 31, 2020 and 2021 consisted of the following:

Other income	Year ended
(in € thousands)	2020/12/31	2021/12/31
CIR tax credit	6,020	5,282
Other operating income	968	223
Government grants and subsidies	5	5
TOTAL	6,993	5,510

During the year ended December 31, 2020, other income amounted to €7.0 million.
During the year ended December 31, 2021 other income amounted to €5.5 million.
The decrease in Other Income compared to the previous year is mainly due to:
–Decreasing CIR tax credit (research tax credit granted by the French tax authorities) from €7.9 million for 2020, and to €5.3 million for 2021 due to lower research and development activities in 2021 compared to 2020; as a reminder, CIR tax credit for 2020 was partially balanced with an expense of €1.9 million related to the settlement of a dispute regarding the CIR tax credit for the years 2010, 2011, 2012 and 2014; and
–Decreasing foreign exchange gains related to trade receivables, included in the Operating income, which amounted to €0.2 million in 2021, compared to €1.0 million in 2020.
Operating Expenses
The tables below summarize our operating expenses for the years ended December 31, 2020 and 2021.
Operating Expenses for the Year Ended December 31, 2021

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2021/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,166)	(1,305)	(18,808)	(8,192)	(4,593)	(2,247)	(19)
General and administrative expenses	(16,153)	(161)	(85)	(7,379)	(8,003)	(541)	15
Marketing and market access expenses	(1,539)	(1)	(1)	(783)	(741)	(13)	—
Reorganization and restructuring expenses	(142)	(5)	—	—	(2,343)	2,206	—
Other operating income (expenses)	(763)	—	—	—	(338)	4	(429)
TOTAL	(53,763)	(1,472)	(18,895)	(16,354)	(16,019)	(591)	(433)
(*) : including reversals
Operating Expenses for the Year Ended December 31, 2020

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2020/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring expenses	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating income (expenses)	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)
(*) : including reversals

Research and Development Expenses
Research and development expenses totaled €59.1 million, or 65.2% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted notably of €39.2 million in contracted research and development conducted by third parties, €11.6 million in employee expenses, and €1.9 million in consumables. The clinical development costs related to the RESOLVE-IT Phase 3 trial evaluating elafibranor in NASH remained high notwithstanding the decision made in July 2020 to terminate the study. The suspension or termination of some Phase 1 and Phase 2 trials related to NASH contributed to the decrease in contracting costs for 2020 compared to the previous year. To a lesser extent, the development costs related to the PBC and NTZ programs also generated contracting costs in 2020, but those were much less significant than the aforementioned trials.
We also incurred €11.6 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in research and development functions. The changes in employee expenses for employees in research and development were mainly due to the reduction in force (82 vs. 127 employees) balanced with the change in employee profile, noting that bonuses granted to these employees for their involvement in the development of the Group affected these expenses in 2019 and such bonuses were not granted in 2020.
The depreciation, amortization and impairment charges amounted to €2.9 million reduced by the reversal of a provision of €1.9 million, which was recognized in 2019 relating to the research tax credit dispute with the French revenue services.
Research and development expenses totaled €35.2 million, or 65.4% of our total operating expenses, for the year ended December 31, 2021. These expenses comprised €18.8 million in contracted research and development conducted by third parties and €1.3 million in consumables. The clinical development costs related to the RESOLVE-IT Phase 3 trial evaluating elafibranor in NASH continued to decrease over 2021 following the decision made in July 2020 to terminate the study. The suspension or termination of some Phase 1 and Phase 2 trials related to NASH contributed to the decrease in contracting costs for 2021. The decrease in the development costs related to these trials in NASH was partly balanced with increasing development costs related to the PBC and NTZ programs.
We also incurred €8.2 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in research and development functions. The changes in employee expenses for employees in research and development were mainly due to the reduction in force (73 vs. 82 employees).
The depreciation, amortization and impairment charges impacted the results by €2.2 million, i.e. a €0.7 million decrease compared to 2020 (after adjustment for the reversal, in 2020, of the €1.9 million provision related to the settlement of the research tax credit dispute with the French revenue services).
We expect our research and development expenses to increase in the foreseeable future compared to 2021, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of our diagnostic test. They may fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic test. The impact of the RESOLVE-IT study in NASH on our 2022 results will be limited as the residual amount for termination costs is estimated to be lower than €0.5 million.
General and Administrative Expenses
General and administrative expenses totaled €14.3 million, or 15.7% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily in employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function for €6.9 million, as well as €6.5 million in other expenses. The reduction in non-R&D and marketing employee expenses was mainly due to the reduction in force (— vs. — employees), and the reduction in compensation as bonuses granted to these employees for their involvement in the development of the Group which affected these expenses in 2019 and such bonuses were not granted in 2020, with the impact being partly balanced with the change in profile of these employees.
The impact of the insurance specific to the year of the IPO and costs following the listing on NASDAQ in 2019 mainly explain the relative decrease of general and administrative expenses in operational expenses for 2020.
General and administrative expenses totaled €16.2 million, or 30.0% of our total operating expenses, for the year ended December 31, 2021. These expenses consisted primarily in employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function for €7.4 million, as well as €8.0 million in other expenses. The increase in non-R&D and marketing employee expenses was mainly due to the increase in force (— vs. — employees). The increase in other general and administrative expenses was mainly due to increasing directors and officers insurance premiums.
The general and administrative expenses will remain significant over the next several years due to expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, investor relations and litigation costs. In particular, we will continue to incur additional expenses associated with accounting and internal control over financial reporting to comply with the Sarbanes-Oxley Act of 2002 in the United States.

Marketing and Market Access Expenses
Marketing and market access expenses totaled €11.2 million, or 12.4% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily of €10 million of other expenses, in particular, related to preparation for the potential marketing of elafibranor and NIS4 in NASH. The services performed include market surveys, brand strategy, medical communication and market access services. We also incurred €1.3 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions. This decrease of €1.5 million was primarily due to the cost saving plan linked to the termination of the development program of elafibranor in NASH.
Marketing and market access expenses totaled €1.5 million, or 2.9% of our total operating expenses, for the year ended December 31, 2021. These expenses consisted primarily of €0.7 million of other expenses, including market surveys, brand strategy, medical communication and market access services. We also incurred €0.8 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions.
This decrease of €9.7 million was primarily due to the cost saving plan linked to the termination of the development program of elafibranor in NASH, which allowed us to effectively terminate the other expenses related to preparation for the potential marketing of elafibranor in NASH. The reduction in marketing and market access employee expenses was mainly due to the reduction in force (5 vs. 2 employees).
We anticipate that our marketing and market access costs will not increase significantly in 2022.
Reorganization and Restructuration Expenses
Reorganization and restructuration expenses totaled €5.3 million, or 5.9% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily of expenses and accruals related to employees within the scope of the reduction in force (Plan de Sauvegarde de l’Emploi or PSE) of €1.9 million, the part of renegotiation fees for the OCEANE recognized in 2020 for €0.8 million, the amortization and impairment loss of fixed assets recognized following the reorganization, the impairment of rights of use of leased premises and leased equipment notably for €2.2 million, and the provision of €0.4 million recognized for some termination costs of the RESOLVE-IT study.
Reorganization and restructuration expenses totaled €0.1 million, or 0.3% of our total operating expenses, for the year ended December 31, 2021. These expenses consisted primarily of the part of renegotiation fees for the OCEANE recognized in 2021 for €2.3 million, the reversal of the impairment of rights related to the use of leased premises for €0.7 million, following the relocation of our Paris office, and to leased equipment for €0.4 million, following the sale of certain equipment, the reversal of amortization and impairment loss related to fixed assets for €0.4 million, the reversal of accruals related to employees within the scope of the reduction in force (Plan de Sauvegarde de l’Emploi or PSE) for €0.4 million and the reversal of the provision of €0.4 million previously recognized for some termination costs of the RESOLVE-IT study.

Financial Income (Expense)
Our net financial expense for the year ended December 31, 2020 was €18.8 million, consisting primarily of €11.6 million of interest expense on our convertible bonds, and €13.5 million of foreign exchange losses, offset partially by €5.0 million in foreign exchange gain on cash and cash equivalents and €1.4 million in interest income. The exchange result was a loss of €8.5 million and is notably related to the exchange rate fluctuations on the cash held in US dollars, as the Company made the decision to keep part of its cash in US dollars. These cash holdings in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).
Our net financial income for the year ended December 31, 2021 was €37.7 million, consisting primarily of the financial income of €35.6 million corresponding to a repurchase bonus following the renegotiation of the OCEANEs in January 2021, €4.8 million of interest expense on our convertible bonds, €8.9 million in foreign exchange gain on cash and cash equivalents, offset partially by €2.2 million of foreign exchange losses, and €0.3 million in interest income.
The exchange result was a gain of €6.7 million and is notably related to the exchange rate fluctuations on the cash held in US dollars, as the Company made the decision to keep part of its cash in US dollars. These cash holdings in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

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
Other Income
Other income for the years ended December 31, 2019 and 2020 consisted of the following:

Other income	Year ended
(in € thousands)	2019/12/31	2020/12/31
CIR tax credit	8,125	6,020
Other operating income	1,992	968
Government grants and subsidies	5	5
TOTAL	10,122	6,993
During the year ended December 31, 2019 we had foreign exchange gains linked to trade receivables linked to services denominated in U.S. dollars, which amounted to €2.0 million and are recorded as Other operating income (see table above ).
During the year ended December 31, 2020, other income amounted to €7.0 million. The decrease compared to the previous year is mainly due to:
–the effect of the expense recorded in 2020 related to the end of the research tax credit dispute for 2010, 2011, 2012 and 2014. This expense was balanced with the reversal of the provision recognized in 2019. The research tax credit for the year 2020 amounted to €7.9 million; and
–the decrease in foreign exchange gains related to trade receivables, which amounted to €1.0 million and are recorded as Other operating income.
Operating Expenses
The tables below summarize our operating expenses for the years ended December 31, 2019 and 2020.
Operating Expenses for the Year Ended December 31, 2019

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2019/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(66,170)	(2,017)	(41,509)	(11,740)	(6,188)	(4,716)	0
General and administrative expenses	(17,265)	(177)	(59)	(7,598)	(8,972)	(458)	0
Marketing and market access expenses	(13,708)	(8)	0	(1,645)	(11,979)	(76)	0
Reorganization and restructuring expenses	0	0	0	0	0	0	0
Other operating income (expenses)	(1,649)	0	0	0	(1,668)	0	19
TOTAL	(98,793)	(2,202)	(41,568)	(20,984)	(28,807)	(5,251)	19
(*) : including reversals

Operating Expenses for the Year Ended December 31, 2020

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2020/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring expenses	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating income (expenses)	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)
(*) : including reversals
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
The depreciation, amortization and impairment charges totaled €4.7 million, consisting of a provision of €1.9 million with respect to the research tax credit (more information is provided in Note 20 of our consolidated financial statements for the year ended December 31, 2020), and due to additional depreciation due to the adoption of IFRS 16.
Research and development expenses totaled €59.1 million, or 65% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily of €39.2 million in contracted research and development conducted by third parties and €1.9 million of consumables. The clinical development costs related to the RESOLVE-IT Phase 3 trial evaluating elafibranor in NASH remained high notwithstanding the decision made in July 2020 to terminate the study. The suspension or termination of some Phase 1 and Phase 2 trials related to NASH contributed to the decrease in contracting costs for 2020. To a lesser extent, the development costs related to the PBC and NTZ programs also generated contracting costs in 2020, but those were much less significant than the aforementioned trials.
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
General and administrative expenses totaled €14.3 million, or 15.7% of our total operating expenses, for the year ended December 31, 2020. These expenses consisted primarily in employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function for €6.9 million, as well as €6.5 million in other expenses. The reduction in non-R&D and marketing employee expenses was mainly due to the reduction in force (— vs. — employees), and the reduction in compensation as bonuses granted to these employees for their involvement in the development of the Group which affected these expenses in 2019 and such bonuses were not granted in 2020, with the impact being partly balanced with the change in profile of these employees.
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

Our net financial expense for the year ended December 31, 2020 was €(18.8) million, consisting primarily of €11.6 million of interest expense on our convertible bonds, and €13.5 million of foreign exchange losses, offset partially by €5 million in foreign exchange gain on cash and cash equivalents and €1.4 million in interest income. The exchange result was a loss of €8.5 million and is notably related to the exchange rate fluctuations on the cash held in US dollars, as the Company made the decision to keep part of its cash in US dollars. These cash holdings in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

B.	Liquidity and Capital Resources
Overview
As of December 31, 2019, 2020 and 2021, we had €276.7 million, €171.0 million and €258.8 million, respectively, in cash and cash equivalents.
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
We also financed our operations through historical collaborative research alliances, as well as research tax credits and subsidies granted by various public institutions, such as BPI France Institutions. We also entered into conditional and repayable advances agreements with governmental entities and had a liability of €3.2 million, €3.2 million and €3.2 million associated with these types of arrangements as of December 31, 2019, 2020 and 2021, respectively. Additional information is provided in the note 12 to our consolidated financial statements under the captions “Subsidies and Refundable and Conditional Advances” and “Loans and Borrowings”. We also entered into loans with commercial banks and BPI France.
In 2021, we entered into three bank loans for a total nominal amount of €15.2 million, granted in the context of the COVID-19 pandemic, including:
•A €11.0 million loan in June 2021 by a pool of four French commercial banks,
•A €2.0 million loan in July 2021 by BPI France,
both of which are 90% guaranteed by the French government (State-Guaranteed Loans or Prêts Garantis par l’Etat "PGE") and carry an initial term of one year with repayment options up to six years, as well as a €2.2 million subsidized loan in November 2021 by BPI France, with an initial term of six years.
Our loans with commercial banks and BPI France had an outstanding balance of €2.6 million, €1.5 million and €15.8 million as of December 31, 2019, 2020 and 2021, respectively.
In 2019, our cash and cash equivalents were increased by an upfront payment of $35 million, of which $34.9 million was recognized as revenue in 2019, pursuant to a licensing and collaboration agreement with Terns.
In 2021, our cash and cash equivalents were also increased significantly by an upfront payment of €120 million, of which €80 million was recognized as revenue in 2021, pursuant to a licensing and collaboration agreement with Ipsen, after deduction of €40 million deferred revenue, which will be recognized as revenue following the completion of the ELATIVE double-blind study, in accordance with IFRS 15. We also received €28 million from Ipsen as a result of their purchase of an 8% equity stake in GENFIT,
Following the results of the Phase 3 RESOLVE-IT trial, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and eliminate non-essential expenses, which contributed to reducing our cash flows used in operating activities from €96.4 million in 2020 to €44.0 million in 2021 (excluding the upfront payment received from Ipsen in 2021). We will incur higher expenses and substantial operating losses over the next several years, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of diagnostic tests based on our NIS4 technology. We expect that our cash flows used in operating activities will increase to €65 million in 2022 (excluding VAT, corporate tax and employee profit-sharing to be paid in 2022 related to the initial upfront received from Ipsen in the previous year). This estimate takes into account our projected cash flow from operations and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong and we could use our available capital resources sooner than we currently expect.

In light of this, we will likely continue relying on some or all of these sources of financing, as well as potential milestone payments and royalties that may result from licensing agreements for our drug candidates, diagnostic solutions and results of our research programs, such as our agreements with Ipsen, Labcorp and Terns.
Cash Flows
The table below summarizes our cash flows for the years ended December 31, 2019, 2020 and 2021:

	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Cash flows provided by (used in) operating activities	(47,680)	(96,371)	99,915
Cash flows provided by (used in) investment activities	327	(966)	(3,377)
Cash flows provided by (used in) financing activities	116,860	(8,256)	(8,916)
	69,507	(105,593)	87,622
Operating Activities
Cash used in operating activities was €47.7 million, €96.4 million for the years ended December 31, 2019 and 2020 respectively and cash provided by operating activities was €99.9 million for the year ended December 31,2021.
With respect to the 2019 period, this amount primarily resulted from our net loss of €65.1 million largely the result of our significant research and development efforts as we progressed our Phase 3 clinical trial of elafibranor in NASH and prepared for the potential commercialization of elafibranor in NASH, adjusted by €17.8 million in non-cash and financial expenses and other adjustments of €-0.4 million.
With respect to the 2020 period, this amount primarily resulted from our net loss of €101.2 million largely the result of our significant research and development efforts as we incurred significant costs for RESOLVE-IT, our Phase 3 clinical trial of elafibranor in NASH, and before implementing the cost saving plan during the summer 2020, for the preparation for the potential commercialization of elafibranor in NASH, adjusted by €16 million in non-cash and financial expenses and other adjustments of €-11.1 million.
With respect to the 2021 period, this amount primarily resulted from our net profit of €67.3 million largely the result of :
•The receipt of a €120 million initial upfront payment pursuant to a licensing and collaboration agreement with Ipsen,
•Our significant research and development efforts as we incurred significant costs for ELATIVE, our Phase 3 clinical trial of elafibranor in PBC,
•Adjusted by (€27,0) million in non-cash and financial expenses, including the recognition of a €35.6 million repurchase bonus related to the partial buyback of our convertible bonds, and
•Other adjustments of €59.7 million, including the recognition of a €40.0 million deferred income and €24.0 million of VAT collected, both of which are related to the initial upfront payment from Ipsen.
Investing Activities
Cash provided by investing activities was €0.3 million for the year ended December 31, 2019, due to the reimbursement by the landlord of the costs associated with the expansion of our corporate headquarters when construction was completed in April 2019 . Cash used in investing activities was €1 million for the year ended December 31, 2020 and consisted primarily of equipment. Cash used in investing activities was €3.4 million for the year ended December 31, 2021 and consisted primarily of the €3.0 million subscription of new ordinary shares of Genoscience Pharma (more information is provided in Note 8 of our consolidated financial statements, included in this report).
Financing Activities
For the 2019 period, cash provided by financing activities was €116.9 million and primarily consisted of €125.3 million in net proceeds from the March 2019 global offering, partially offset by the repayment of loans and borrowings and including the impact of lease payments due to the implementation of IFRS16 on January 1, 2019.
For the 2020 period, cash used in financing activities was €8.3 million, which consisted primarily of (€7.8) million in interest paid on our convertible bonds and (€2.1) million in repayments of loans and lease repayments.
For the 2021 period, cash used in financing activities was €8.9 million, which consisted primarily of (€47.5) million used for the partial buy-back of our OCEANEs, €28.0 million of equity investment received from Ipsen, €15,2 million provided by new bank loans, and (€4.8) million in interest paid on our convertible bonds.

Operating and Capital Expenditure Requirements
Since our inception, we have incurred significant operating losses. Our net loss was €65.1 million and €101.2 million for the years ended December 31,2019 and 2020, respectively. For the year ended December 31, 2021 we had net profit of €67.3 million owing to the upfront payment received from Ipsen. Following the results of the Phase 3 RESOLVE-IT trial in May 2020, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and eliminate non-essential expenses. Nevertheless, we expect to incur higher expenses and substantial operating losses over the next several years, as we:
•initiate and conduct our planned preclinical studies and clinical trials of our drug candidates, including ELATIVE, our Phase 3 clinical trial of elafibranor for the treatment of PBC, and our Phase 1 clinical trial of NTZ for the treatment of ACLF;
•continue and complete the validation and development of NIS4 for NASH;
•continue the research and development of our other drug candidates, including planned and future preclinical studies and clinical trials, notably a Phase 2 clinical program of GNS561 in CCA expected to start in the first half of 2022;
•seek to discover and develop additional drug candidates and explore combination therapies for our existing drug candidates;
•continue our efforts to identify potential product candidates,.
•seek regulatory approval for an IVD powered by NIS4 and any drug candidates that successfully complete clinical trials;
•assist with the scale-up of our subcontractors’ manufacturing capabilities in order to support the launch of additional clinical trials and the commercialization of our drug candidates, if approved;
•establish a sales and marketing infrastructure for the commercialization of our drug candidates and diagnostic candidates, if approved, in certain geographies, either on our own or in partnership with a third party;
•maintain, expand and protect our intellectual property portfolio;
•hire additional clinical, quality control and scientific personnel; and
•add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and our operations as a public company listed in the United States.
Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials of elafibranor and our other current or future product candidates;
•the number of potential new product candidates we identify and decide to develop;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•selling and marketing activities undertaken in connection with the anticipated commercialization of elafibranor and our other current or future product candidates, including other product candidates in preclinical development, together with the costs involved in the creation of an effective sales and marketing organization; and
•the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any future potential collaboration agreements.
Until such time, if ever, that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of our existing liquidity, equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares or ADSs. Debt financing, if available, may involve agreements that include covenants that would further limit or restrict our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.
If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, which could materially adversely affect our business, financial condition and results of operations.
We believe that our existing cash and cash equivalents as of December 31, 2021, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months at least. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

For more information as to the risks associated with our future funding needs, see the section of this annual report titled “Risk Factors”

Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2021 are disclosed in Note 12.4 – “Maturities of Financial Liabilities” of the Notes to the consolidated financial statements.
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
We have entered into a licensing agreement with Genoscience Pharma whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2021.

Subsidies and Refundable and Conditional Advances
We have received financial assistance from BPI France, and other governmental organizations in connection with the development of our product candidates. BPI France’s mission is to provide assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies. Such funding, in the form of refundable and conditional advances, is intended to finance our research and development efforts and the recruitment of specific personnel.
We account for non-refundable subsidies as other income ratably over the duration of the funded project. Funds received in the form of refundable advances are recognized as financial liabilities, as we are obligated to reimburse BPI France for such refundable advances in cash based on a repayment schedule if specified conditions are met.
As of December 31, 2019, December 31, 2020 and December 31, 2021 respectively, we had one outstanding repayable advance from BPI France with an aggregate remaining balance of €3.2 million. This advance, in an amount of €3.2 million, is a conditional advance we received in our capacity as leader of a research consortium initiated in 2008 called IT-DIAB to follow patients at risk for type 2 diabetes. The program ended on December 31, 2014. The conditional advance is not refundable except in the event of technical or commercial success of the consortium’s activities, defined as the sale of related drugs or diagnostic devices developed using research results. We would then be required to repay the advance, plus an additional specified amount, based on a percentage of any revenues generated from the licensing of such products over a 10-year period. The maximum amount that we would be required to pay under this arrangement is €14.8 million, inclusive of the €3.2 million advance to be repaid. As provided in the contract, we sent a letter to BPI France in December 2019 in order to notify it of our Labcorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the agreement. We proposed to BPI France to acknowledge the failure of the IT DIAB project. Following this letter, the parties met in March 2020 for the presentation of our arguments, and were in contact again in June 2020 following the results of the RESOLVE IT trial. We sent another letter in November 2020. We are awaiting a proposal from BPI France on new financial terms related to this situation and a draft amendment to the repayable advance agreement.

Convertible Bonds
In October 2017, we issued convertible bonds (OCEANEs) for gross proceeds of €180.0 million. The convertible bonds carry a fixed interest rate of 3.5%, with an effective interest rate of 7.2%, payable semi-annually in arrears in April and October.
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
Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) per bond for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT.

We incurred and recognized fees related to this renegotiation (including financial advising, counsel fees and meeting costs) in the amount of €0.7 million and €2.3 million in 2020 and 2021 respectively.
Following conversion of the OCEANEs into shares up until April 1, 2022, which led to the creation of 6,941,875 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.4 million, with approximately €56.9 million nominal amount outstanding as of April 1, 2022.
For more information please see Notes 2.2 “Renegotiation of the convertible bond debt (OCEANEs)” and 12.1 “Breakdown of convertible loan” in the Notes to the consolidated financial statements.

Bank Loans
At December 31, 2019, 2020 and 2021, we had borrowed under multiple bank loans primarily intended to finance the acquisition of scientific and information technology equipment for total principal amount outstanding of €2.6 million, €1.5 million and €15.9 million , respectively. These bank loans carry fixed interest rates of between 0.36% and 2.0% and are generally payable over periods ranging from three to five years from the original date of the loan.
In 2021, we entered into three new bank loans for a total nominal amount of €15.2 million, granted in the context of the COVID-19 pandemic, including:
•An €11.0 million loan in June 2021 by a pool of four French commercial banks,
•A €2.0 million loan in July 2021 by BPI France,
both of which are 90% guaranteed by the French government (State-Guaranteed Loans or Prêts Garantis par l’Etat "PGE") and carry an initial term of one year with repayment options up to six years, as well as a€2.2 million subsidized loan in November 2021 by BPI France, with an initial term of six years.

Operating Leases
As of December 31, 2021, operating leases consist of real estate leases for our offices located in Loos, France and lease agreements for scientific equipment.
In the second half of 2021, GENFIT SA and GENFIT CORP terminated the lease agreements for their offices, respectively located in Paris, France and Cambridge, MA, which they both relocated to a coworking space. The rental of these office spaces, as a service contract, is no longer considered a lease pursuant to IFRS 16.

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

C.	Research and Development, Patents and Licenses, etc.
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.	Critical Accounting Estimates
See Note 4.1 "Use of estimates and judgments"

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management
In January 2021, we announced the appointment to the Executive Committee of Pascal Caisey, Chief Commercial Officer, as well as Philippe Motté, as Chief Regulatory and Quality Officer. On February 26, 2021, the Board of Directors appointed Jean-François Tiné to replace Philippe Moons who resigned from his position as member of the Board. This appointment was ratified by the shareholders at the Shareholders Meeting held on June 30, 2021.
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
Following the signature of the Collaboration and License Agreement with Ipsen, and as part of Ipsen's purchase of an 8% equity stake in Genfit, our Board of Directors will propose to the shareholders at the May 25, 2022 annual shareholders' meeting that Ipsen Pharma SAS become a member of the Board of Directors.
In March 2022, we appointed two new members to the Executive Committee, Emilie Desodt, Vice-President, Human Resources, and John Brozek, Vice-President Data & Information Technology.
The following table sets forth information concerning our senior management and directors as of April 1, 2022. Unless otherwise stated, the address for our senior management and directors is c/o GENFIT S.A., Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France.

Name	Age	Position(s)
Senior Management
Pascal Prigent	54	Chief Executive Officer
Carol Addy, M.D.	62	Chief Medical Officer
Thomas Baetz	48	Chief Financial Officer
John Brozek	45	VP, Data & Information Technology
Pascal Caisey	54	Chief Commercial Officer
Emilie Desodt	39	VP, Human Resources
Dean Hum, Ph.D	59	Chief Operating Officer
Laurent Lannoo	52	Corporate Secretary, Director of Legal Affairs
Stefanie Magner, J.D.	41	Chief Compliance Officer, VP International Legal Affairs
Jean-Christophe Marcoux	44	Chief Strategy Officer
Philippe Motté	62	Chief Regulatory and Quality Officer
Non-Employee Directors
Jean-François Mouney (1)(6)	66	Chairman of the Board
Xavier Guille des Buttes (2)(3)(7)	80	Vice-Chairman of the Board
Eric Baclet (2)	62	Director
Frédéric Desdouits-(7)	54	Director
Katherine Kalin (7)	59	Director
Catherine Larue, Ph.D (1)	66	Director
Anne-Hélène Monsellato (4)	54	Director
Philippe Moons (8)	70	Board observer (censeur)
Florence Séjourné (5)	50	Director
Jean-François Tiné (7)	65	Director
(1)Member of the Nomination and Compensation Committee.

(2)Member of the Audit Committee.
(3)Chairman of the Nomination and Compensation Committee.
(4)Chair of the Audit Committee.
(5)As representative of Biotech Avenir SAS, the legal entity that holds this board seat.
(6)Chairman of the Strategy and Alliances Committee
(7)Member of the Strategy and Alliances Committee
(8)Resigned as Director of the Board of Directors on February 26, 2021, now serves as board observer.
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
John Brozek was appointed the Executive Committee in March 2022. He holds three master’s degrees respectively in Cell and Molecular Biology from Lille University, Bioinformatics from Paris 7 University and Information Technology from Amiens University. He started his career in 2001 as Bioinformatician with IT-omics, a startup specializing in Information Systems design and data mining for biotech companies. In 2005, he joined GENFIT where he progressively took the lead of In Silico activities providing support in bioinformatics, biostatistics and Information Systems design. Since 2016, in addition to managing the In Silico activities, he leads the IT Department as Vice-President Data & Information Technology where he has been focusing on a global Information System renewal project while continuing to develop data related projects (data science and business intelligence).
Pascal Caisey joined GENFIT in September 2019 as Executive Vice President of Commercial Development, becoming Chief Commercial Officer in January 2021 and was appointed Chief Operating Officer in March 2022. He has vast pharmaceutical business experience, holding roles with GSK, BMS, Pfizer, Schering Plough and most recently Boehringer Ingelheim, where he oversaw, as the European Business Manager, the commercial launch of empagliflozin in Europe. Mr. Caisey is a registered nurse and holds an MBA from École des Hautes Études Commerciales (HEC) in Paris.
Emilie Desodt joined GENFIT in January 2018 as Human Resources Director and was appointed to the Executive Committee in March 2022. Ms. Desodt has been working in Human Resources for the past 18 years in various operational and strategic positions. Prior to joining GENFIT, she was in charge of HR activities, first at regional level (Americas & Middle East) then at global level at the Lesaffre Group. She has also held various HR roles of increasing responsibilities within General Electric. Ms. Desodt holds a bachelor’s degree in computer sciences (MIAGE) and a master’s degree in HR Development.
Dean Hum, Ph.D has served as our Chief Operating Officer since September 2018 and prior to that served as our Chief Scientific Officer since 2000 and as a member of our former Executive Board from May 2014 until the change in management and administration in June 2017. He earned a Ph.D in Biochemistry from McGill University in Montreal in 1990. He is an expert in the regulation of gene expression and nuclear receptors associated with endocrine and cardio metabolic diseases. Prior to becoming a Professor at Laval University in Quebec from 1994 to 2000, Dr. Hum held a research position at the University of California in San Francisco from 1990 to 1994. Dr. Hum coordinates our research and development activities with our Chief Executive Officer and in close collaboration with our other scientific officers and project managers. He is also a president and member of the board of directors of our wholly owned subsidiary, Genfit Corp., and a member of the Management Committee of our wholly owned subsidiary Genfit Pharmaceuticals SAS.

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
Stefanie Magner has served as our Chief Compliance Officer and VP International Legal Affairs since March 2021, after joining our company in 2016 as Deputy Director of Legal Affairs. Prior to joining Genfit, she spent nearly 10 years at the Paris offices of the global U.S. law firm, Jones Day advising issuers, many in the biotech space, and banks on a variety of corporate, cross-border securities and M&A transactions, including several U.S. IPOs. She is admitted to practice law in New York and is a former member of the Paris Bar. She graduated from the University of Pennsylvania with a Bachelor of Arts in International Relations and French, as well as an international diploma from Sciences-Po Paris. She received her U.S. law degree from Washington College of Law at the American University in Washington D.C. and holds a Masters of Business Litigation from the Université de Paris X – Nanterre.
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
Philippe Motté has served as Chief Regulatory and Quality Officer since January 2021 after joining GENFIT in June 2020 as Senior Vice President of Global Regulatory Affairs. Mr. Motté’s previous commercial and regulatory roles include positions with Sanofi, GSK, Roche, Ipsen, and AbbVie. Prior to joining GENFIT, he was Vice President of Global Regulatory Affairs and Chief Access Officer (safety, quality, regulatory, and market access) at MedDay Pharmaceuticals. Mr. Motté holds a PharmD from the Paris-Descartes University and a PhD in Human Biology (major Experimental Oncology) from the Paris-Sud University, completed Postdoctoral Research at Harvard Medical School and the Massachusetts General Hospital Cancer Center, earned an MBA from the ESCP-EAP European School of Management (Paris), and is certified as a Pharmacien Responsable.
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
Eric Baclet joined our board of directors in 2020.  In 1987, he began his extensive experience in the pharmaceutical industry with Eli Lilly and since the late 1990s until 2017, held executive or corporate officer positions in various countries where Eli Lilly and Company has a presence (North Africa, Belgium, the United States, China and Italy). From 2009 to 2013, Mr. Baclet was President and General Manager of Lilly China and most recently from 2014 to 2017, President of Lilly Italy and General Manager of Lilly Italian Hub.  He is a seasoned executive with extensive experience gleaned from senior executive positions, having built and managed diverse and multicultural teams involved in the biopharmaceutical value chain throughout the world. From this background Mr. Eric Baclet has acquired extensive experience in international management from initial clinical development to final commercialization. Mr. Baclet has been responsible for portfolio strategies, international brand development, global marketing projects, global sales operations and the management of various geographic areas and countries. He currently serves as a board member of AIF Pharma Lux (Amanys Pharma); Mr. Baclet holds a Pharmacy degree from the University René Descartes.

Frédéric Desdouits served as member of our former Supervisory Board since 2014 and has served as a member of our board of directors since our change in management and administration in June 2017. Mr. Desdouits is the Chief Executive Officer of Treefrog Therapeutics, a cell therapy company based in Pessac, France. Until June 30, 2020, he was Managing Director of Seqens CDMO Business Unit and before that served as CEO for PCAS SA until March 23, 2020,a publicly listed affiliate of Seqens. Prior to joining Seqens (former Novacap) in 2017, he was head of Business Development, Acquisition and Market Intelligence at Pierre Fabre Group since 2011, and North American Pharma Director from January 2016. He was also a member of the pharmaceuticals executive board and of the development products board. Prior to joining Pierre Fabre, from 2004 to 2011, Mr. Desdouits was Managing Partner at Bionest Partners, a consulting and transaction firm based in Paris and New York specializing in healthcare and biotechnology. From 2007 to 2011, he was the founding Managing Partner of Bionest Partners Finance, a boutique specialized in value strategy and fund raising for emerging bio-companies. Between 1997 and 2004, Mr. Desdouits was a partner in charge of Pharmaceutical and Biotechnology sectors at Exane BNP-Paribas, an investment company. Prior to that, Mr. Desdouits worked in research from 1996 to 1997 at GlaxoWellcome in France (now GSK), as a consultant for Hoechst in the USA from 1995 to 1997 and was a Ph.D student from 1992 to 1995 with a grant from Rhône-Poulenc in France (now Sanofi). Between 2010 and 2011, he was a member of the Pre-Phase III DPU Blood & Vessels board at Sanofi Aventis (now Sanofi) in Chilly-Mazarin, France.  Mr. Desdouits was a member of the supervisory board of CiToxLab (now Charles River). Between 2008 and 2011, Mr. Desdouits was a board member at Exonhit Therapeutics (now Eurobio Scientific) and member of the Mergers and Acquisitions subcommittee, and from 2015 to 2017, was an observer on the Orphelia Pharma Board of Directors. Mr. Desdouits graduated from Ecole Polytechnique (Palaiseau, France), obtained a M.S. in pharmacology and a Ph.D in Neurosciences at University Paris VI and Collège de France and studied from 1994 to 1996 at the Rockefeller University in New York. He is a CEFA (Certified European Financial Analyst) and Certified in Global Management from INSEAD.

Katherine Kalin joined our board of directors in 2020. She brings more than 25 years of experience as a senior executive in healthcare and professional services, most recently at Celgene Corporation, where she led corporate strategy from 2012 to 2017 and Johnson & Johnson, where she held leadership roles in marketing, sales and new business development from 2002 to 2011. Prior to that, she was a partner in the global healthcare practice of McKinsey & Company from 1990 to 2002. Her healthcare industry experience spans diagnostics, medical devices, pharmaceuticals and digital health. She began her career as an investment banker in Corporate Finance at Nomura in Tokyo, Japan and London, UK. Ms. Kalin currently serves as a non-executive director on the board of Athersys, a publicly-traded, US biopharmaceutical company, and as a member of the board of directors of Brown Advisory LLC, an independent investment and strategic advisory firm and of FemHealth, a women’s health venture capital firm. She is also a member of the Advisory Board of Stardog, an enterprise data company, and a board member of PRIMARI Analytics, an artificial intelligence startup. She has a B.A. from Durham University, U.K., and an M.B.A. from Harvard Business School.
Catherine Larue, Ph.D has served as a member of our board of directors since 2017. Since September 2020, she runs a consulting business in the biotechnology and diagnostic fields.  From 2012 to 2020, Dr. Larue was CEO of the Integrated Biobank of Luxembourg (IBBL), where she led the development of the biobanking strategy and new initiatives in the field of personalized medicine. During this period, she also served as interim CEO of the Luxembourg Institute of Health (LIH), a biomedical research institute, between 2016 and 2017. Prior to joining the IBBL, Dr. Larue piloted GENFIT’s biomarker program until 2012. Dr. Larue began her career as team leader at Sanofi at the Montpellier, France based research and development center in the cardiovascular research department. She later joined Sanofi Diagnostics Pasteur, as Director of Research and Development and then spent 11 years at the Bio-Rad group, holding different management positions. She participated in the discovery of several innovative biomarkers and the commercialization of dozens of diagnostic products. Dr. Larue holds a doctorate in experimental biology and an accreditation to direct research (Habilitation à Diriger la Recherche, or HDR) from the University of Rouen, a university degree in clinical oncology from the University of Paris VI and an executive MBA from St. John’s University (New York).
Anne-Hélène Monsellato has served as a member of our board of directors and the chair of our Audit Committee since 2017. Since May 2015, she has been an independent member of the Supervisory Committee and the Chairman of the Audit and Risk Committee of Euronav, a Belgian crude oil tanker company listed on the New York Stock Exchange and Euronext Brussels. In addition, she serves as the Vice President and Treasurer of the American Center for Art and Culture, a U.S. private foundation based in New York, which operates the American cultural center in Paris, France. From 2005 until 2013, Ms. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor and, Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in financial communication, IFRS, cross border listing transactions, in particular with the United States, internal control over financial reporting and risk management, as well as financial statements audits and audits of internal control over financial reporting. She was involved with several companies in the pharmaceutical and biotechnology sector. Ms. Monsellato is an active member of the French association of Directors (IFA) since 2013 in particular with the Club of Audit Committee' Chairs, and the ESG Committee, and the European Confederation of Directors’ Association. She was a member of the Consultative Working Group for the ESMA Corporate Reporting Standing Committee for 2019-2020. Ms. Monsellato has been a Certified Public Accountant in France since 2008 and received a board member certification from IFA-Sciences Po in 2014. She graduated from EM Lyon in 1990 with a degree in Business Management.

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

Family Arrangements and Selection Arrangements
There are no family relationships between any of the members of our senior management or board of directors. Except as described below, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any member of our senior management or board of directors was selected as such.
Pursuant to an investment agreement entered into with Ipsen on December 16, 2021 pursuant to which, Ipsen became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, our Board of Directors will propose at the next shareholders’ meeting currently expected to occur on May 25, 2022, that Ipsen becomes a board member, to be represented by Steven Hildemann.

B.	Compensation
Director Compensation
At our general meeting of shareholders held on June 30, 2021, shareholders renewed the total annual attendance fees (jetons de présence) to be distributed among non-employee directors at €600,000 for the period beginning with the shareholders’ general meeting of June 30, 2021 until the next shareholders’ general meeting, currently expected to occur on May 25, 2022. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2021, which consisted solely of attendance fees, with the exception of our Chairman, Jean-François Mouney.

NAME	(€)
Jean-François Mouney(1)	332,416
Eric Baclet	62,881
Xavier Guille des Buttes	89,822
Frédéric Desdouits	43,600
Katherine Kalin	43,600
Catherine Larue, Ph.D.	47,651
Anne-Hélène Monsellato	52,320
Philippe Moons	16,986
Florence Séjourné, as representative of SAS Biotech Avenir	—
Jean-François Tiné	39,724
(1)Mr. Mouney’s compensation includes his fixed compensation, directors’ fees and social security charges. See below “Chairman of the Board Compensation” for more details.

We compensate all the members of the Board of Directors, with the exception of the permanent representative of Biotech Avenir, a shareholder of the Company and a non-independent member of the Board of Directors. If Ipsen Pharma SAS' nomination by the shareholders is approved at the next annual general meeting, Ipsen Pharma SAS would also not be entitled to receive directors fees. Director compensation includes a fixed part for each director and a variable part depending on their attendance. The fixed part varies according to:
•the role played by each director on the Board of Directors and the Committees;
•the function of Vice-Chairman of the Board of Directors or Chairman of a specialized committee, which is better compensated.
Given the frequency of meetings observed in recent years, the variable portion linked to attendance is greater than the fixed portion.
Directors fees are allocated as follows:

(in euros)	Annual fixed amount (1)	Variable amount (per director and per meeting)
Board member	10,000	2,500
Board committee member	2,500	2,500
Vice-Chairman of the Board of Directors	10,000	—
Chairman of a Board committee	5,000	—
(1) For Board members joining during the course of the fiscal year, calculated pro-rata to number of months spent on the Board of Directors. Amounts may be cumulative.
The Board of Directors may also compensate members on an exceptional basis for special assignments, within the meaning of article L.225-84 of the French Commercial Code. To date, no special assignments have been given to any of the board members.
Chairman of the Board Compensation – Jean-François Mouney
The various components of the overall annual compensation of Mr. Mouney for his duties within the Genfit group during the fiscal year ended December 31, 2021 are summarized below:
•gross fixed compensation under article L.225-47 of the French Commercial Code;
•attendance fees for participation in the work of the committees of the Board of Directors (as a member and/or chairman), according to the distribution decided by the Board of Directors
•other benefits related to his position including use of a company vehicle and eligibility for the Group’s life insurance and health insurance benefits.
Fixed Compensation
Mr. Mouney received a gross fixed compensation of €192,996.
Attendance Fees
Mr. Mouney also received gross compensation of €32,382 as Chairman of the Board of Directors, which amount includes directors’ fees for his participation in certain Board committees (Compensation and Nominations Committee, Strategy and Alliances Committee and ESG Committee).
Other Compensation
The benefits in kind granted to Mr. Mouney for the year ended December 31, 2021 consisted of the use of a company car valued at €7,200 and eligibility for the Group’s life insurance and health insurance benefits.
Chief Executive Officer Compensation – Pascal Prigent
Our only executive officer under French law is our chief executive officer. The following table sets forth information regarding compensation earned during the year ended December 31, 2021 by Mr. Prigent.

NAME AND PRINCIPAL POSITION	FIXED COMPENSATION	VARIABLE COMPENSATION (1)	EQUITY AWARDS	ALL OTHER COMPENSATION	TOTAL
	(€)	(€)	(€)	(€)	(€)
Pascal Prigent, Chief Executive Officer	325,008	162,504	58,400	16,229	562,141
(1)Variable compensation subject to “Say-on-Pay” approval of the Shareholders’ Meeting to be called to approve the financial statements for the year ended December 31, 2021.

The various components of the overall annual compensation of Mr. Prigent for his duties as Chief Executive Officer of the Genfit group during the fiscal year ended December 31, 2021 are summarized below:
Fixed Compensation
Through his executive officer contract (contrat de mandat social), Mr. Prigent received a gross fixed compensation of €325,008.
Variable Compensation
The Board of Directors has determined that the CEO’s variable compensation will be €162,504.  Variable compensation is subject to approval at the upcoming Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2021.
Equity Awards
During the year ended December 31, 2021, Mr. Prigent received a grant of 35,000 stock options (SO 2021) with vesting subject to performance conditions and 15,000 free shares (AGA D 2021).
Other Compensation
Mr. Prigent received use of a company car valued at €6,609, was eligible for the Group’s life insurance and healthcare plans and the payment of premiums for unemployment insurance Social Security for Business Managers (GSC) whose purpose is to guarantee the payment of compensation in the event of unemployment (up to 55% of net professional tax income for the uncapped share for 12 months following the loss of the position) given that corporate officers are not eligible for standard French unemployment benefits, valued at €9,621.
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
•elafibranor has been granted marketing authorization by the FDA or EMA in NASH or PBC or that NIS4 has been granted FDA approval or obtained CE marking in Europe;
•a license agreement for elafibranor or NTZ has been signed for the US market and / or for at least two of the five major European markets (Germany, France, Italy, United Kingdom, Spain and / or for Japan); or
•we have merged with or into a biopharmaceutical group with a transaction value at least equal to our market capitalization.
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

Equity Incentives
We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to our employees, senior management and directors and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our directors, senior management, employees and other service providers, including:
•redeemable share warrants (otherwise known as bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR);
•share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors;
•restricted, or free, shares (otherwise known as actions gratuites, or AGA); and
•stock options (otherwise known as options de souscription et/ou d’achat d’actions, or SO).
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
As of April 1, 2022, share warrants, stock options and free shares were outstanding allowing for the purchase and/or free allocation of an aggregate of 769,778 ordinary shares.
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
As of December 31, 2021, we have two outstanding share warrants plans as follows:

Plan title	BSA 2017-A	BSA 2017-B	BSA 2019
Meeting date	June 16, 2017	June 16, 2017	June 15, 2018
Dates of allocation	November 21, 2017	November 21, 2017	October 31, 2019
Exercise conditions(1)	1 warrant / 1 share		1 warrant / 1 share
Subscription periods	From December 11, 2017 to December 26, 2017	From July 1, 2018 to July 15, 2018	From October 31, 2019 to November 30, 2019
Total number of BSAs granted	18,345	18,345	35,070
Start date for the exercise of the BSAs	July 1, 2018	July 16, 2018	July 1, 2019
BSA expiry date	June 30, 2022	July 15, 2022	May 31, 2024
BSA issuance price	€2.00	€2.00	€1.23
BSA exercise price per share	€19.97	€19.97	€12.32
Number of shares subscribed as of December 31, 2021	0	0	0
Warrants cancelled or lapsed	0	0	0
Warrants remaining as of December 31, 2021	18,345	18,345	35,070
(1)Exercisable by tranches of a minimum of 2,000 BSA, or a multiple thereof, except for outstanding balance under 2,000.

Free Shares (AGA)
Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our chairman of the board of directors, chief executive officer (directeur général) and deputy executive officers (directeurs général délégué). During the year ended December 31, 2021, Mr. Prigent, our chief executive officer, received a free share grant. Mr. Mouney our chairman of our board, did not receive any free shares. We currently do not have any deputy executive officers. However, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).
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
As of April 1, 2022, our free shares plans will vest, subject to performance conditions and continued employment, as follows:

	MEETING DATE	DATE OF ALLOCATION	NUMBER OF FREE SHARES GRANTED	VESTING DATE (SUBJECT TO CONDITIONS)(1)	STOCK PRICE ON ALLOCATION DATE	FREE SHARES VESTED
AGA D and S 2016-1	June 21, 2016	December 15, 2016	20,520	December 16, 2019	€20.79	17,484
AGA D and S 2016-2	June 21, 2016	December 15, 2016	10,189	December 16, 2019	€20.79	7,796
AGA D and S 2017-1	June 16, 2017	December 21, 2017	27,472	January 1, 2021	€21.95	19,400
AGA D and S 2017-2	June 16, 2017	December 21, 2017	13,730	January 1, 2021	€21.95	8,021
AGA D and S 2018	June 15, 2018	November 22, 2018	35,800	January 1, 2021	€20.02	21,741
AGA D and S 2019	June 15, 2018	July 18, 2019	36,782	September 17, 2022	€17.06	0
AGA D and S 2021	November 27, 2019	March 30, 2021	51,600	March 31, 2024	€4.00	0
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

Stock options issued pursuant to these plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. The plans generally provide that the exercise price for any stock option will be no less than 80% of the volume weighted average price of the 20 market trading days prior to the day of the board of directors’ decision to grant the options. Starting from 2020, stock options granted to the Chief Executive Officer are granted without discount. The vesting of the stock options is subject to performance conditions and the continued presence in our Company. These conditions are evaluated over a period of three years and reflect our mid-term objectives. Incentive stock options and non-statutory stock options may be granted under the SO plans.
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
The main terms of the SO plans are as follows:

Plan title	SO 2016-1	SO 2016-2	SO 2017-1	SO 2017-2	SO 2018	SO 2019	SO US 2019-2	SO 2020	SO 2021
Meeting date	June 21, 2016	June 21, 2016	June 16, 2017	June 16, 2017	June 15, 2018	June 15, 2018	November 27, 2019	November 27, 2019	June 30, 2021
Dates of allocation	December 15, 2016	December 15, 2016	November 21, 2017	November 21, 2017	November 7, 2018	July 18, 2019	November 27, 2019	December 11, 2020	October 18, 2021 / October 19, 2021
Exercise conditions(1)	1 option / 1 share
Total number of SOs granted	48,917	24,458	72,830	36,420	139,500	138,500	13,350	187,500	201,875
Start date for the exercise of the SOs	December 16, 2019	December 16, 2019	January 1, 2021	January 1, 2021	January 1, 2022	September 17, 2022	January 17, 2023	January 1, 2024	October 19, 2024 / October 20, 2024
SO expiry date	December 16, 2026	December 16, 2026	December 31, 2027	December 31, 2027	December 31, 2028	September 17, 2029	January 17, 2030	January 1, 2031	October 19, 2031 / October 20, 2031
SO exercise price per share	€15.79/€21.12(2)	€15.79/€21.12	€17.91/€22.54(3)	€17.91/€22.54	€16.00/€21.65(4)	€13.99/€16.90(5)	€14.31	€4.52(6)	€2.61/€3.26/€3.22(7)
Number of SO exercised as of December 31, 2021	—	—	—	—	—	—	—	—	—
SO voided or lapsed	14,519	9,150	29,619	18,655	61,458	53,815	13,350	21,250	7,500
SO vested as of December 31, 2021	34,398	15,308	43,212	17,765	78,042	—	—		—
SO remaining to vest as of December 31, 2021	—	—	—	—		84,685	—	166,250	194,375
(1)Exercisable by 1/3 of the number of options held by each beneficiary.
(2)Exercise price at €15.79 for SO 2016-1 and SO 2016-2 and €21.12 for SO US 2016-1 and SO US 2016-2.
(3)Exercise price at €17.91 for SO 2016-1 and SO 2016-2 and €22.54 for SO US 2016-1 and SO US 2016-2.
(4)Exercise price at €16.00 for SO 2018 and €21.65 for SO US 2018.
(5)Exercise price at €13.99 for the SO 2019 and €16.90 for the SO US 2019.
(6) Exercise price at €3.50 for the SO 2020, €4.52 for the SO US 2020, and €4.38 for the SO 2020 granted to Pascal Prigent.

(7) Exercise price at €2.61 for the SO 2021, €3.22 for the SO US 2021 and €3.26 for the SO 2021 granted to Pascal Prigent.
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

Plans	Evaluation date for performance conditions	Nature of internal conditions
AGA S 2018	12/31/2021	The free shares will be definitively allocated upon the same internal performance conditions as the SO 2018, SO US 2018 and AGA D 2018 plans.

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO 2019 SO US 2019 AGA D 2019	7/31/2022	66 2/3% of the instruments will be exercisable or definitively vested, and 100% of the free shares for the AGA S 2019 will be vested, regardless of the variation of the stock market price of our shares, if at least one of the three following conditions is fulfilled:
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

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO US 2019-2	1/9/2023	66 2/3 % of the instruments will be exercisable if at least if at least one of the three following conditions is fulfilled:
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

Plans	Evaluation date for performance conditions	Nature of internal conditions
AGA S 2019	7/31/2022	The free shares will definitively vest upon the same internal performance conditions as the SO 2019, SO US 2019 and AGA D 2019 plans.

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO 2020 SO US 2020	12/21/2023	50% of the Stock Options will be exercisable if at least one of the following three conditions relating to PBC and ELATIVE is fulfilled:
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

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO C 2021 SO D 2021 SO US 2021	12/21/2023
a.50% of the Stock Options will be exercisable if at least one of the following three conditions relating to the development of elafibranor in PBC and to the ELATIVE clinical trial is fulfilled:
i.ELATIVE topline results are released to the market before or during the second quarter of 2023;
ii.a new drug application is filed for elafibranor in PBC with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in the second half of 2023 or before;
iii.elafibranor is approved by a regulatory authority in 2024.
b.15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of NTZ and the ACLF franchise is fulfilled:
i.a phase 2 clinical study or a more advanced clinical study evaluating NTZ is in ongoing or was carried out;
ii.the Company develops or acquires the rights to a new molecule (including through repositioning) for development in ACLF.

a.15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS4 diagnostic technology is fulfilled:
i.if a research and development partnership agreement relating to the implementation of the NIS4 diagnostic technology into an IVD test with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company;
ii.Labcorp’s NASHnext LDT is reimbursed by at least three payers in the United States (insurance, integrated system, etc).

a.20% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of the product pipeline of the Company is fulfilled:
i.At least one new molecule (excluding elafibranor and NTZ) is developed by the Company or the Company has acquired development rights to a new molecule outside of the ACLF franchise (performance already covered by b(ii) above);
ii.At least two phase 2 clinical studies or more advanced clinical studies are ongoing or have been completed ; not including a phase 2 clinical study or more advanced clinical study in NTZ (performance already covered by b(i) above).

Plans	Evaluation date for performance conditions	Nature of internal conditions
AGA D2021 AGA S 2021	3/31/2024	The free shares will definitively vest upon the same internal performance conditions as the SO 2020 and SO US 2020 Plans..

C.	Board Practices
Board Composition
Until June 2017, our company had a two-tier corporate governance system: an executive board (directoire) was responsible for managing the company and a supervisory board (conseil de surveillance) oversaw and advised the executive board. We have now established a board of directors. Under French law and our bylaws, our board of directors must be comprised of between three and 18 members. Their term of office, in accordance with our bylaws, is five years. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy or removal, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

Our board of directors currently consists of nine members, one of which is a citizen or resident of the United States, and one board observer. As permitted by French law, one of our directors, SAS Biotech Avenir, is a legal entity. This entity has designated an individual, Florence Séjourné, to represent it and to act on its behalf at meetings of our board of directors. Ms. Séjourné has the same responsibilities to us and to our shareholders as she would have if she had been elected to our board of directors in her individual capacity. None of our directors serve pursuant to a service contract providing benefits upon termination of service as a director.
The following table sets forth the names of our directors, the years of their initial appointment as directors of our board or our former supervisory board or our former executive board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT		TERM EXPIRATION YEAR
Jean-François Mouney	Chairman	1999	(1)	2022
Xavier Guille des Buttes	Vice Chairman	2006	(2)	2022
Eric Baclet	Director	2020		2025
Frédéric Desdouits	Director	2014	(3)	2022
Katherine Kalin	Director	2020		2025
Catherine Larue	Director	2017		2022
Anne-Hélène Monsellato	Director	2017		2022
Philippe Moons	Observer	2015	(4)	2022
SAS Biotech Avenir represented by Florence Séjourné	Director	2010	(5)	2022
Jean-François Tiné	Director	2020	(6)	2022
(1)As member of the former executive board of our company and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017 and elected as chairman and chief executive officer of our company. Mr. Mouney resigned as chief executive officer of our company in September 2019 but continues to serve as chairman of our board of directors.
(2)As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017 and elected as vice chairman.
(3)As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017. For personal reasons and in accordance with the Board, Mr Desdouits has decided not to seek renewal of his board position, which expires at our next annual shareholder's meeting to be held on May 25, 2022.
(4)As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017. He resigned as a director on February 26, 2021 but will remain as an observer on the Board of Directors until the 2022 Shareholders Meeting.
(5)Biotech Avenir SAS was appointed to the former supervisory board for the first time on incorporation of the company on September 15, 1999. Ms. Séjourné has been its permanent representative since 2010, first to the former supervisory board and later to the board of directors of our company.
(6)Appointed by the Board of Directors on February 26, 2021 to replace Philippe Moons on the Board of Directors.  His appointment was approved by the Shareholders' Meeting on June 30, 2021 and he will serve out the remainder of the term of Philippe Moons which will end at the shareholders meeting called to approve the financial statements for the year ended December 31, 2021 scheduled to be held on May 25, 2022.
At the upcoming annual shareholders' meeting, scheduled to be held on May 25, 2022, the Board of Directors has proposed to the shareholders to re-appoint Catherine Larue, Anne-Hélène Monsellato, Florence Séjourné (as permanent representative of BIOTECH AVENIR SA), Xavier Guille des Buttes, Jean-François Mouney, and Jean-François Tiné. The Board of Directors also proposes a resolution to appoint Ipsen Pharma SAS to the Board, with Steven Hildemann as its permanent representative.
In 2021, the Board of Directors met 15 times, with an average participation rate of 93 % of Board members.
The average participation rates for each Board member at Board of Directors’ meetings was:
Mr. Jean-François Mouney : 100% ;
Mr. Eric Baclet : 100%
Mr. Xavier Guille des Buttes: 100% ;
Mr. Frédéric Desdouits : 87%;
Ms. Katherine Kalin: 87%;
Ms. Catherine Larue : 87% ;
Ms. Anne-Hélène Monsellato : 100% ;
Mr. Philippe Moons : 100%;
SAS Biotech Avenir (represented by Ms. Florence Séjourné) : 73%.
Mr. Jean-François Tiné: 100%.

 Board Diversity
Since January 1, 2017, under French law, the number of directors of each gender may not be less than 40% of the total number of directors.  Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Any appointment which remedies a violation of the 40% gender limit must be ratified by our shareholders at the next ordinary general meeting.
The Nominations and Compensation Committee endeavors to seek nominees representing diverse experience in the drug development and diagnostics business, finance and other areas that are relevant to our activities. Furthermore, our board of Directors is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen.
Pursuant to Nasdaq Listing Rule 5605(f) the table below provides certain highlights of the composition of our board members to the extent we are permitted to disclose such information under French law.
Board Diversity Matrix as of December 31, 2021

Country of Principal Executive Offices:				France
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				9

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	4	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				-
LGBTQ+				-
Did Not Disclose Demographic Background				9

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
Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. When we listed our shares on Euronext Paris in 2014, we elected to refer to the Middlenext Governance Code providing guidance to mid and small cap companies. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. We rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.
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
Board Committees
The board of directors has established an audit committee, a nomination and compensation committee, a strategy and alliances committee, and most recently, we created an ESG committee, in accordance with the Middlenext Code requirements. Subject to available exemptions, the composition and functioning of all of our committees complies with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Select Market and SEC rules and regulations.
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
Our board of directors has specifically assigned the following duties to the audit committee:
•monitoring the financial reporting process provided by the company. In this respect, it examines in particular the consistency and the relevance of the accounting standards and methods used by the company, and the advisability of any modification of the accounting methods. Special attention is paid by the audit committee to reviewing the accounting policies used for the valuation of significant or unusual transactions. The audit committee may make recommendations, in particular to ensure the integrity of the financial reporting process provided by the company, control the integrity of the financial information provided by the company and, in particular, review the consistency and relevance of the accounting standards and methods retained by the company;
•monitoring of the effectiveness of the internal control and risk management systems, as well as of the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information, without it undermining its independence. If necessary, it alerts the board of directors in the event of an irregularity or anomaly identified in the company’s financial statements or control procedures. The audit committee assists the board of directors in drafting the report on internal control;

•monitoring the appointment and renewal process of the statutory auditors. For this purpose, and in accordance with the regulations, the audit committee issues a recommendation to the board of directors on the statutory auditors proposed for appointment and / or renewal by the shareholders’ general meeting;
•monitoring of the performance by the Statutory Auditors of their mission, taking into account, where appropriate, the findings and conclusions of the Haut conseil du commissariat aux comptes following the audits carried out, in accordance with the regulations;
•monitoring by the statutory auditors of the conditions of independence under the conditions and in the manner provided for by the regulations, and in particular those mentioned in Article 6 of Regulation (EU) No. 537/2014. The audit committee takes the necessary measures to implement paragraph 3 of Article 4 of this Regulation;
•pre-approval of the provision of services of the statutory auditors in compliance with the applicable regulations; and
•the regular report to the board of directors on the performance of its duties. The audit committee also reports on the results of the certification of the financial statements, how this mission has contributed to the integrity of financial reporting and the role it has played in this process. It informs the board of directors without delay of any difficulty encountered.
In 2021, the audit committee met four times, with an average participation rate of 100% of committee members.
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
Our board of directors has specifically assigned the following duties to the nomination and compensation committee:
•ensure the professionalism and objectivity of the appointment procedure for senior executives and corporate officers and senior management of the company. In particular, it is in charge of making any proposal regarding the size and the desirable balance of the composition of the board of directors in view of the structure and evolution of the shareholding of our company, as well as the requirements for good corporate governance, including the proportion of independent directors at our board of directors, examine board committee membership, including in relation to the new ESG committee. Its mission is to research and assess potential candidates as well as the opportunity to renew mandates; and reviews the future succession of our company’s chairman and chief executive officer;
•assess the status of each of its board members relative to other relations they might have with our company, which may compromise his or her free judgment or trigger potential conflicts of interest with us; the nomination and compensation committee must also organize a procedure to select future independent members of the Board of Directors; and
•make proposals to the board of directors concerning the elements of compensation or benefits granted to senior executives, corporate officers and senior management, including directors’ attendance fees and salaries, allowances or remuneration of any kind that such persons may receive under an employment contract or company contract with our company, the indemnities and benefits due upon termination of their employment, function or subsequent to this, the allocation of warrants, stock options or free shares, or any form of long-term incentive in the capital of the company. In this respect, the nomination and compensation committee assesses the scale of the compensation offered by the company in comparison with those practiced on the market and gives its recommendations to the board of directors on the remuneration levels and the breakdown between the various elements of the compensation, as well as the changes in compensation that may be proposed by the company to its senior management and corporate officers.
In 2021, the Nomination and Compensation Committee met six times, with an average participation rate of 96% of committee members.
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
Our board of directors has specifically assigned the following duties to the strategy and alliances committee:
•analyze business and corporate development opportunities, including strategic opportunities for acquisition or licensing of product rights or mergers and acquisitions with other companies;
•evaluate potential target products and companies;
•review the feasibility of any potential transactions.
In 2021, the strategy and alliances committee met three times, with an average participation rate of 100% of committee members.
ESG Committee
Ms. Catherine Larue, Mr. Xavier Guille des Buttes and Mr. Jean-François Mouney currently serve on our ESG committee. Ms. Catherine Larue is the chairwoman of our ESG committee.

The ESG Committee was created in October 2021, in accordance with the new R8 recommendation of the Middlenext Code, with the mission of ensuring that the Company adequately addresses the economic and societal challenges related to its corporate purpose of proposing therapeutic and diagnostic solutions intended adress unmet medical needs of patients around the world.
Our board of directors has specifically assigned the following duties to the ESG committee:
•review the Company's strategy, ambitions, policies and commitments in terms of social responsibility (Ethics and compliance, Human Rights, Hygiene / Health / Safety of people, Environment);
•ensure the Company's level of commitment to non-financial performance, ethics and social and environmental responsibility in relation to stakeholders’ expectations;
•ensure implementation of actions in these areas; and
•make recommendations in this regard to the Board of Directors.
The ESG Committee works in conjunction with the Nomination and Compensation Committee to define the components of social responsibility to be integrated into compensation policies and the development of diversity criteria within the Company as well as with the Audit Committee to manage the risks specific to the social responsibility of the Company.
In 2021, the ESG committee met once, with a participation rate of 100% of committee members.

D.	Employees
As of December 31, 2021, we had 122 employees. Of these employees, 73 were engaged in research and development and services related to research and development activities, 47 were engaged in administration and management, which includes finance, investor relations, information systems, human resources and legal, and 2 were engaged in marketing and commercial activities.
Of these 122 employees, 112 were employed by Genfit S.A. and 10 were employed by our U.S. subsidiary, Genfit Corp. Employees employed by Genfit S.A. are mainly based in France, and employees employed by Genfit Corp. are mainly based in our Cambridge, Massachusetts office.
Pursuant to French law, employees employed by Genfit S.A. are subject to the pharmaceutical industry collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership
For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders
The following table sets forth, as of April 1, 2022, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each member of our senior management;
•each of our directors; and
•all of our senior management and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest by June 1, 2022, the date that is 60 days after April 1, 2022, and stock options and warrants that are currently exercisable or exercisable by June 1, 2022. Shares subject to options and warrants currently exercisable or exercisable by June 1, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Shares subject to free shares and stock options are not included, as no free shares nor stock options are currently vested because the requisite performance conditions have not been met.

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
Our calculation of the percentage of beneficial ownership is based on 49,815,489.00 of our ordinary shares outstanding as of April 1, 2022.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Genfit S.A., Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage
Significant Shareholders:
Biotech Avenir SAS(1)	1,888,618	1	3.79%
Ipsen Pharma SAS	3,985,239
Directors and Senior Management:
Jean-François Mouney(2)	1,945,453		3.91%
Pascal Prigent(3)	27,403		*
Dean Hum, Ph.D(4)	33,303		*
Carol Addy	0		—
Jean-Christophe Marcoux(5)	14,822		*
Laurent Lannoo(6)	23,637		*
Thomas Baetz	0		—
Pascal Caisey	0		—
Philippe Motté	0		—
Stefanie Magner(7)	12,758		*
Emilie Desodt (8)	3,305		*
John Brozek (9)	1,701		*
Xavier Guille Des Buttes(10)	6,842		*

Name of Beneficial Owner	Number of Ordinary Shares	Percentage
Catherine Larue, Ph.D(11)	5,000	*
Anne-Hélène Monsellato(12)	5,000	*
Frédéric Desdouits(13)	5,111	*
Florence Séjourné	0	—
Philippe Moons(14)	5,310	*
Katherine Kalin (15)	5,000	*
Eric Baclet (16)	1,200	*
Jean-François Tiné	—	—
All directors and senior management as a group (21 people)(17)	2,090,839	4.2%
* Represents beneficial ownership of less than 1%
(1)Biotech Avenir SAS is our holding company. Mr. Mouney, the Chairman of our board of directors and our Chief Executive Officer, is also the Chief Executive Officer and Chairman of the Management Committee of Biotech Avenir and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir on our board of directors, is also a member of the Management Committee of Biotech Avenir and holds 9.9% of its share capital. Dean Hum holds 6.2% of its share capital, Laurent Lannoo, who is a member of the Management Committee of Biotech Avenir, holds less than 0.03% of its share capital and John Brozek holds 0.13% of its share capital.
(2)Consists of 1,945,453 ordinary shares, of which 1,888,618 shares are held directly by Biotech Avenir, 31,240 stock options that are exercisable within 60 days of April 1, 2022.
(3)Consists of 20,704 ordinary shares and 6,699 stock options that are exercisable within 60 days of April 1, 2022.
(4)Consists of 6,724 ordinary shares and 27,179 stock options that are exercisable within 60 days of April 1, 2022.
(5)Consists of 2,200 ordinary shares and 12,622 stock options that are exercisable within 60 days of April 1, 2022.
(6)Consists of 9,036 ordinary shares and 14,601 stock options that are exercisable within 60 days of April 1, 2022.
(7)Consists of 1,540 ordinary shares and 11,218 stock options that are exercisable within 60 days of April 1, 2022.
(8)Consists of 1410 ordinary shares and 1,675 stock options that are exercisable within 60 days of April 1, 2022, and 220 ordinary shares underlying OCEANE convertible bonds.
(9)Consists of 1701 ordinary shares and 4,816 stock options that are exercisable within 60 days of April 1, 2022.
(10)Consists of 1,842 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2022.

(11)Consists of 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2022
(12)Consists of 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2022.
(13)Consists of 111 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2022.
(14)Consists of 310 ordinary shares and 5,000 BSA share warrants that are exercisable within 60 days of April 1, 2022
(15)Consists of 5,000 ADS.
(16)Consists of 1,200 ordinary shares.
(17)Includes 1,888,618 shares held directly by Biotech Avenir
Significant Changes in Percentage Ownership
In 2021, following the exercise by certain bondholders of their OCEANE convertible bonds, the percentage of share capital held by Biotech Avenir SAS decreased from 4.13% at December 31, 2020 to 3.79% at December 31, 2021.
On December 16, 2021, Ipsen Pharma SAS purchased 3,985,239 newly issued shares representing 8% of GENFIT S.A shares after issuance, in conjunction with the signature of the global licensing and collaboration agreement for elafibranor.
Other than described above, there were no significant changes in the percentage ownership held by our principal shareholders during the year ended December 31, 2021.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.
Shareholders in the United States
As of April 27, 2022, to the best of our knowledge, 2,854,793 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) or approximately 5.7% were held by 11 shareholders of record in the United States, including The Bank of New York Mellon, the depositary of our ADR program. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions
Since January 1, 2021, we have engaged in the following transactions with our directors, senior management and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
Directors
We have entered into agreements with our directors to provide contractual indemnification, with certain exceptions, for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. See "Item 6 - Limitations on Liability and Indemnification Matters" for more information.
Biotech Avenir
Biotech Avenir SAS, our holding company, holds 3.79% of our share capital and 7.17% of our voting rights, as of April 1, 2022. Mr. Mouney, the Chairman of our board of directors and, until September 2019, our Chief Executive Officer, is also Chairman of the Management Committee of Biotech Avenir and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir on our board of directors, is also member of the Management Committee of Biotech Avenir and holds 9.9% of its share capital. Dean Hum holds 6,2% of its share capital, Laurent Lannoo, who is a member of the Management Committee of Biotech Avenir, holds less than 0,03% of its share capital and John Brozek holds 0,13% of its share capital. The registered office of Biotech Avenir is located at the same address as our principal executive offices, without charge to Biotech Avenir.
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
Ipsen Pharma SAS
On December 16, 2021, we entered into a license and collaboration agreement with exclusive collaboration and license agreement with Ipsen for the development and commercialization of elafibranor in PBC and other indications. On the same date, we also entered into an investment agreement pursuant to which Ipsen became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance and our Board of Directors undertook to propose at the next shareholders’ meeting scheduled for May 25, 2022, that Ipsen becomes a board member. Ipsen therefore qualifies as a related person.
Pursuant to the license and collaboration agreement, we and Ipsen must enter into additional service and supply agreements in 2022, the value of which is expected to exceed $120,000, and therefore, will be related party transactions under our Related Person Transaction Policy.
See also "Item 10.C. Material Contracts" herein for more information.
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
In considering related person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors determines in the good faith exercise of its discretion.
With the exception of the agreements with Ipsen, all of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors to the extent required by, and in compliance with, French law.

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
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 25 of our consolidated financial statements for the year ended December 31, 2021 appended to this annual report.
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
However, in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In March 2021, we and the other defendants filed a motion to dismiss the claims before state court in the States of New York. In August 2021, the court granted the motion and dismissed the complaint with prejudice. In September 2021, the plaintiff filed a notice of appeal to the Supreme Court, Appellate Division, First Department, and perfected the appeal on March 9, 2022. We intend to vigorously defend the lower court’s decision in the appellate court.
Other than the legal proceeding described above, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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
The information set forth in the final prospectus dated March 27, 2019 as part of our Registration Statement on Form F-1 (File No. 333-229907), declared effective by the SEC on March 26, 2019, under the heading “Limitations Affecting Shareholders of a French Company” and the information in Exhibit 2.4 "Description of Securities" hereto is incorporated herein by reference.

C.	Material Contracts
Collaboration and License Agreement with Ipsen Pharma SAS
On December 16, 2021, we entered into an exclusive collaboration and license agreement with Ipsen Pharma SAS or Ipsen, a global, mid-sized biopharmaceutical company focused on transformative medicines in Oncology, Rare Disease and Neuroscience, as well as Consumer Healthcare products. Under the agreement, Ipsen has an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, our proprietary investigational compound, for people living with PBC, and in any other indications.
Under the terms of the agreement, we received an upfront cash payment of €120m, and are eligible for regulatory, commercial, and sales-based milestone payments up to €360m, plus tiered double-digit royalties of up to 20%.

We remain responsible for the Phase III ELATIVE trial until the completion of the double-blind period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE trial, and global commercialization (excluding Greater China which is licensed to Terns). This newly established strategic partnership will also provide Ipsen with access to our research capabilities and other clinical programs through rights to first negotiation.
In addition, pursuant to an investment agreement entered into on the same date as the collaboration and licensing agreement, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28m investment. The new shares are subject to a lock-up period ending, on the earlier of the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorization of elafibranor in PBC, the date on which the U.S. FDA grants approval of elafibranor in PBC or in the event the ELATIVE trial does not meet its primary endpoint. In addition, our Board of Directors undertook to propose a resolution at the next shareholders’ meeting that Ipsen becomes a board member.
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as an exhibit to this annual report.
Collaboration and License Agreement with Terns Pharmaceuticals, Inc.
On June 24, 2019, we entered into a collaboration and license agreement with Terns Pharmaceuticals, Inc., or Terns, a global biopharmaceutical company based in the United States and China with a focus on developing novel and combination therapies to treat liver disease. Under the agreement, Terns will have the rights to develop and commercialize elafibranor, our proprietary investigational compound, in mainland China, Hong Kong, Macau and Taiwan, which we refer to as Greater China, for the treatment of NASH and PBC.
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
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this annual report.

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
The following describes material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses these tax considerations only for U.S. holders that will hold such ADSs as capital assets (generally, property held for investment). This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:
•banks, financial institutions or insurance companies;
•brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•real estate investment trusts, regulated investment companies or grantor trusts;
•persons that hold the ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•certain former citizens or long term residents of the United States;
•persons that received ADSs as compensation for the performance of services;
•persons acquiring ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in France;
•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
•holders that have a “functional currency” other than the U.S. dollar.
Holders of ADSs who fall within one of the categories above are advised to consult their usual tax advisor regarding the specific tax consequences which may apply to their particular situation.
For the purposes of this description, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
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
In 2011, France introduced a comprehensive set of tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018), for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018) and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are advised to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of such securities.
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
Financial Transactions Tax and Registration Duties
Pursuant to Article 235 ter ZD of the French tax code (Code général des impôts, the “FTC”), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that, broadly, the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities on an annual basis in their official guidelines. Pursuant to the official guidelines BOI-ANNX-000467 issued on December 29, 2021, we are currently not included in such list.
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
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not domiciled, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC, except for those mentioned in paragraph 2-bis-2°) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate (1) of 12.8% for individuals and (2) 25% for fiscal years beginning on or after January 1st, 2022, for legal persons. Special rules apply to U.S. holders who are residents of more than one country.
Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 25% for fiscal years beginning on or after January 1st, 2022, for payments benefiting legal persons which are not French tax residents, and (ii) 12.8% for payments benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC (except for those mentioned in paragraph 2-bis-2°), will generally be subject to French withholding tax at a rate of 75%, save for the safe-harbor provisions to apply. However, eligible U.S. holders which are legal entities and entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20 dated September 12, 2012; or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC - except for those mentioned in paragraph 2 bis-2°), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides through the French paying agent, the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.
Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 25% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.
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

Passive Foreign Investment Company Considerations.
If we are classified as a “passive foreign investment company,” or a PFIC in any taxable year, a U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
We will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of the gross income is “passive income” or (2) at least 50% of the quarterly weighted-average value of our total gross assets (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”
Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation or partnership, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation or partnership and as receiving directly its proportionate share of the other corporation’s or partnership's income. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are classified as a PFIC in any taxable year during which a U.S. holder owns our ordinary shares or ADSs, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.
The fair market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to continue to fluctuate. Therefore, fluctuations in the market price of our ordinary shares or ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our offerings. Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2021, we believe that we were classified as a PFIC for the taxable year ended December 31, 2021. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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
If we are a PFIC, and you are a U.S. holder that does not make one of the elections described above (and below in further detail), a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed below under the heading, “Distributions.”
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
Notwithstanding our belief that we were classified as a PFIC for the taxable year ended December 31, 2021, we do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections for such taxable year or any other taxable year for which we are treated as a PFIC. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
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

Distributions.
Subject to the discussion under “— Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance in this regard. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “— Passive Foreign Investment Company Considerations,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
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
Sale, Exchange or Other Taxable Disposition of the ADSs.
A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company Considerations” above, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

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
Foreign Currency Exchange Risk
We use the euro as our functional currency and the majority of our operations are denominated in euros. However, a portion of our operating expenses is denominated in U.S. dollars, as well as a significant portion of our cash and cash equivalent. As result, we may be exposed to foreign currency risk.
Our overall exposure to the foreign exchange risk depends, in particular, on:
•the currencies in which we receives our revenues;
•the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•the location of clinical trials on drug or biomarker candidates;
•the ability, for our co-contracting parties to indirectly transfer foreign exchange risk to us;
•our foreign exchange risk policy; and
•the fluctuation of foreign currencies against the euro.
For the years ended December 31, 2020 and December 31, 2021, expenses in U.S. dollars totaled $47.3 million and $12.6 million respectively, based on the exchange rate in effect at December 31, 2020 and December 31, 2021. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €4.3 million and €1.2 million for the years 2020 and 2021 respectively.
As at December 31, 2020 and December 31, 2021, cash and cash equivalents in U.S. dollars totaled $111.2 million and $81.7 million respectively, based on the exchange rate in effect at December 31, 2020 and December 31, 2021. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €8.2 million and €6.6 million for the years 2020 and 2021 respectively.
For the year ended December 31, 2020, we recorded a total net foreign exchange loss of €8.2 million (cumulating operating and financial exposure), including a realized loss of €2.7 million. For the year ended December 31, 2021, we recorded a total net foreign exchange gain of €6.6 million (operating and financial), including a realized gain of €0.8 million. Any such historical gains or losses do not predict the future impact of foreign exchange rate risks.
We maintain a balance between euros and US dollars in line with the projected outflows of expected resources in order to naturally cover the risk and therefore hold a significant portion of our cash in US dollars. Given the significant portion of our operations denominated in US dollars, we decided to limit the conversions into euros of our US dollar denominated cash, obtained notably from our March 2019 Nasdaq IPO in US dollars, and not to use any specific hedging arrangements. However, as the majority of our expenses are denominated in euros, we could be required to convert U.S. Dollars into euros, and are therefore exposed to a foreign exchange risk. As of December 31, 2021, we did not have foreign exchange rate hedging tools or contracts in place.
In the future, and in particular with respect to our clinical trials and the funding of our US subsidiary, we will continue to have a significant portion of transactions denominated in currencies other than the euro or indirectly exposed to currency risk, and as a result, we will continue to have exposure to this risk.

See also Note 5.1 “Foreign Exchange Risk” to the consolidated financial statements for the year ended December 31, 2021.
Interest Rate Risk
We believe we have low exposure to interest rate risk.
Our financial liabilities, which consist primarily of convertible bonds, bank loans and government refundable or conditional advances, that carry no interest or fixed interest rates, and therefore are not subject to interest rate risk, with the exception of the state-guaranteed loans (PGE), the interest rates of which will be revised in case of their extension beyond their initial maturity, which in turn could lead to an increase in interest in the future.
With respect to our financial assets, which consist primarily of cash and cash equivalents, our exposure is also limited, as these assets are held on euro and US dollar denominated demand deposits, term deposits with progressive rates, or invested in euro and US dollar denominated medium-term negotiable notes or in euro denominated UCITs (Undertakings for the Collective Investment of Transferable Securities). While these interest-earning instruments carry a degree of interest rate risk, historical fluctuations in interest income in comparison to the average balance have not been significant, notably in the context of low market rates.

Credit Risk
We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.
Liquidity Risk
We had €263.2 million in cash and cash equivalents and other financial assets, including €258.8 million in cash and cash equivalents, as of December 31, 2021 and as a result, do not believe that we are exposed to short-term liquidity risk. In addition, our loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), repayable for a nominal amount of €56.9 million on October 16, 2025 (see Note 12.1 “Breakdown of convertible loan”).
We estimate that we will be able to fund our operating expenses and capital expenditure requirements for the next 12 months at least based on our existing cash and cash equivalents and the reimbursement of research tax credits. This estimate is based on our current business plan and does not include any potential milestones payable to or from us, nor any additional expenditures resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We have based this estimate on assumptions that may be incorrect and we may use our capital resources sooner than anticipated.
We may need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other partnerships, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Detail of calculation of net cash	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Cash and cash equivalents	276,748	171,029	258,756
Current convertible loans	1,312	1,312	415
Other current loans and borrowings	3,226	3,035	1,773
Non-current convertible loans	164,142	169,470	47,682
Other non-current loans and borrowings	14,939	11,873	24,365
Net cash	93,129	(14,662)	184,521
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2021. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, as we do not generate significant revenue from product sales. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 11C.	Interim Periods.
Not applicable.

Item 11D.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements”.

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
On November 23, 2020, we presented to all OCEANE bondholders a two-prong renegotiation offer :
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
Following conversion of the OCEANEs into shares up until April 1, 2022, which led to the creation of 6,941,875 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.4 million, with approximately €56.9 million nominal amount outstanding as of April 1, 2022.
For more information please see Notes 2.2 “Renegotiation of the convertible bond debt (OCEANEs)” and 12.1 “Breakdown of convertible loan” in the Notes to the consolidated financial statements for the year ended December 31, 2021 .

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
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the framework in “Internal Control - Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years :

	As of
(in € thousands)	2020/12/31	2021/12/31
Audit fees	462	337
Audit-related fees	30	6
Tax fees	—	—
Other fees	—	—
TOTAL	492	343
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
“Tax Fees” are the aggregate fees billed for professional services rendered by E&Y for tax compliance, tax advice and tax planning related services.
“Other Fees” are any additional amounts billed for products and services provided by E&Y.

There were no “Tax Fees” or “Other Fees” billed or paid during 2020 or 2021.

Auditor Name	Auditor Location	Auditor Firm ID
Ernst & Young et Autres	Paris, France	1704
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
The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:
•Audit Committee. As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

•Quorum Requirements. Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 33 1/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Item 16H.	Mine Safety Disclosure.
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III

Item 17.	Financial Statements.
See pages F-1 through F-62 of this annual report.

Item 18.	Financial Statements.
Not applicable.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.2*	Articles of Association of GENFIT S.A. (English translation)
2.2	Deposit Agreement	F-6	333-230265	4.2	3/14/2019
2.3	Form of American Depositary Receipt	F-6	333-230265	4.3	3/14/2019
2.4*	Description of Securities
4.1†	Summary of 2017 BSA Plan	F-1	333-229907	10.1	2/27/2019
4.2†	Summary of 2019 BSA Plan	20-F	001-38844	4.3	5/27/2020
4.3†	Summary of 2016, 2017 and 2018 Free Shares (AGA) Plans	F-1	333-229907	10.4	2/27/2019
4.4†	Summary of 2019 Free Shares (AGA) Plan	20-F	001-38844	4.5	5/27/2020
4.5*	Summary of 2021 Free Shares (AGA) Plan
4.6†	Summary of 2016, 2017 and 2018 Share Option Plans	F-1	333-229907	10.3	2/27/2019
4.7†	Summary of 2019 Share Option Plans	20-F	001-38844	4.7	5/27/2020
4.8†	Summary of 2020 Share Option Plans	20-F	001-38844
4.9*	Summary of 2021 Share Option Plans
4.10†	Summary of Lease Agreement (English translation)	F-1	333-229907	10.5	2/27/2019
4.11#†	Collaboration and License Agreement between the registrant and Terns Pharmaceuticals, Inc., dated June 24, 2019	20-F	001-38844	4.9	5/27/2020
4.12*#	Collaboration and License Agreement between the registrant and Ipsen Pharma SAS, dated December 16, 2021
8.1	Subsidiaries of GENFIT S.A.	F-1	333-229907	21.1	2/27/2019
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENFIT S.A.

By:	/s/ Pascal Prigent
Pascal Prigent
Chief Executive Officer

Date:  April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Genfit S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Genfit S.A. (“the Group”) as of December 31, 2019, 2020 and 2021, the related consolidated statements of operations, other comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2019, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard
As discussed in Note 4.7 to the consolidated financial statements, starting January 1, 2019, the Group changed its method of accounting for leases due to the adoption of IFRS 16 ”Leases”.

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

/s/ ERNST & YOUNG et Autres
We have served as the Group’s auditor since 1999
Paris, France
April 29, 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euros)

ASSETS	Notes	As of
(in € thousands)		2019/12/31	2020/12/31	2021/12/31
Current assets
Cash and cash equivalents	6	276,748	171,029	258,756
Current trade and others receivables	9	12,033	11,919	7,236
Other current assets	11	1,968	1,765	2,101
Inventories	—	4	4	4
Total - Current assets		290,753	184,717	268,097
Non-current assets
Intangible assets	7	920	297	174
Property, plant and equipment	8	16,453	11,648	9,015
Non-current trade and other receivables	9	—	—	3
Other non-current financial assets	10	1,727	1,458	4,431
Deferred tax assets	22	—	—	—
Total - Non-current assets		19,099	13,403	13,623
Total - Assets		309,853	198,119	281,720

SHAREHOLDERS' EQUITY AND LIABILITIES	Notes	As of
(in € thousands)		2019/12/31	2020/12/31	2021/12/31
Current liabilities
Current convertible loans	12	1,312	1,312	415
Other current loans and borrowings	12	3,226	3,035	1,773
Current trade and other payables	14	36,917	25,564	40,988
Current deferred income and revenue	15	139	124	14,298
Current provisions	16	2,061	1,031	313
Other current tax liabilities	22	—	—	5,051
Total - Current liabilities		43,657	31,067	62,837
Non-current liabilities
Non-current convertible loans	12	164,142	169,470	47,682
Other non-current loans and borrowings	12	14,939	11,873	24,365
Non-current trade and other payables	14	450	450	450
Non-current deferred income and revenue	15	—	—	25,821
Non-current employee benefits	17	1,408	922	864
Deferred tax liabilities	22	1,193	767	602
Total - Non-current liabilities		182,132	183,482	99,786
Shareholders' equity
Share capital	18	9,715	9,722	12,454
Share premium	—	377,821	379,057	444,438
Retained earnings (accumulated deficit)	18	(238,340)	(303,897)	(405,076)
Currency translation adjustment	—	14	(92)	22
Net profit (loss)	—	(65,144)	(101,221)	67,259
Total shareholders' equity - Group share		84,065	(16,430)	119,097
Non-controlling interests	—	—	—	—
Total - Shareholders' equity		84,065	(16,430)	119,097
Total - Shareholders' equity & liabilities		309,853	198,119	281,720

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of euros, except per share data)

	Notes	Year ended
(in € thousands, except earnings per share data)		2019/12/31	2020/12/31	2021/12/31
Revenues and other income
Revenue	19	30,839	765	80,069
Other income	19	10,122	6,993	5,510
Revenues and other income		40,961	7,758	85,579

Operating expenses and other operating income (expenses)
Research and development expenses	20	(66,170)	(59,097)	(35,166)
General and administrative expenses	20	(17,265)	(14,270)	(16,153)
Marketing and market access expenses	20	(13,708)	(11,216)	(1,539)
Reorganization and restructuring expenses	20	—	(5,308)	(142)
Other operating income (expenses)	20	(1,649)	(764)	(763)

Operating income (loss)		(57,832)	(82,897)	31,816

Financial income (1)	22	5,221	6,544	44,780
Financial expenses	22	(13,110)	(25,296)	(7,122)
Financial profit (loss)		(7,889)	(18,752)	37,658

Net profit (loss) before tax		(65,721)	(101,649)	69,474

Income tax benefit (expense)	23	576	428	(2,215)

Net profit (loss)		(65,144)	(101,221)	67,259
Attributable to owners of the Company		(65,144)	(101,221)	67,259
Attributable to non-controlling interests		—	—	—

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	24	(1.76)	(2.60)	1.51
Diluted earnings (loss) per share (€/share)	24	(1.76)	(2.60)	1.23
(1): Of which Financial income incurred by renegotiating the convertible bond debt OCEANE		—	—	35,578

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS
(amounts in thousands of euros)

	Notes	Year ended
(in € thousands)		2019/12/31	2020/12/31	2021/12/31

Net profit (loss)		(65,144)	(101,221)	67,259
Actuarial gains and losses net of tax		(168)	196	216
Other comprehensive income (loss)
that will never be reclassified to profit or loss		(168)	196	216
Exchange differences on translation of foreign operations		8	(106)	113
Other comprehensive income (loss)
that are or may be reclassified to profit or loss		8	(106)	113
Total comprehensive income (loss)		(65,304)	(101,131)	67,589
Attributable to owners of the Company		(65,304)	(101,131)	67,589
Attributable to non-controlling interests		—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euros)

	Year ended	Year ended	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31

Cash flows from operating activities
+ Net profit (loss)	(65,144)	(101,221)	67,259
+ Non-controlling interests	—	—	—
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets	3,263	3,559	2,742
+ Impairment and provision for litigation	357	3,015	(1,996)
+ Expenses related to share-based compensation	1,657	1,236	470
- Gain on disposal of property, plant and equipment	(19)	80	420
+ Net finance expenses (revenue)	11,437	10,335	4,663
+ Income tax expense (benefit)	(576)	(428)	2,215
+ Other non-cash items	1,702	(1,818)	(35,538)
including Research Tax Credit litigation and Income incurred by renegotiating the convertible bond debt OCEANE
Operating cash flows before change in working capital	(47,324)	(85,242)	40,235
Change in:
Decrease (increase) in trade receivables and other assets	(1,640)	318	4,344
(Decrease) increase in trade payables and other liabilities	1,284	(11,447)	55,335
Change in working capital	(356)	(11,129)	59,680
Income tax paid	—	—	—
Net cash flows provided by (used in) in operating activities	(47,680)	(96,371)	99,915
Cash flows from investment activities
- Acquisition of property, plant and equipment	(2,030)	(900)	(537)
+ Proceeds from disposal of / reimbursement of property, plant and equipment	2,517	—	309
- Acquisition of financial instruments	(160)	(66)	(3,148)
Net cash flows provided by (used in ) investment activities	327	(966)	(3,377)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	126,486	7	27,972
+ Proceeds from subscription / exercise of share warrants	43	—	—
+ Proceeds from new loans and borrowings net of issue costs	—	—	15,270
- Repayments of loans and borrowings	(6)	207	(48,436)
- Payments on lease debts	(1,877)	(2,150)	(1,887)
- Financial interests paid (including finance lease)	(7,785)	(7,762)	(2,109)
+ Financial interests received	—	1,442	274
Net cash flows provided by (used in ) financing activities	116,860	(8,256)	(8,916)
Increase (decrease) in cash and cash equivalents	69,508	(105,593)	87,622
Cash and cash equivalents at the beginning of the period	207,240	276,748	171,029
Effects of exchange rate changes on cash	—	(126)	105
Cash and cash equivalents at the end of the period	276,748	171,029	258,756

The accompanying notes form an integral part of these consolidated financial statements.
In the above table, the amount of "Other non-cash items" includes the bonus generated by the partial OCEANE buyback following the renegotiation completed in January 2021 for the amount of €35,578 in 2021.
Impairment and provision for litigation : please see note 8 “Property, Plant and Equipment” and note 16 “Provisions”.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of euros, except for number of shares)

	Share capital		Share	Treasury	Retained	Currency	Net	Total	Non-	Total
	Number	Share	premium	shares	earnings	translation	profit	shareholders'	controlling	shareholders'
	of shares	capital			(accumulated	adjustment	(loss)	equity	interests	equity
(in € thousands)					deficit)			Group share

As of January 01, 2019	31,183,921	7,796	251,554	(730)	(158,167)	6	(79,521)	20,939	—	20,939
Net profit (loss)							(65,144)	(65,144)		(65,144)
Other comprehensive income (loss)					(168)	8		(160)		(160)
Total comprehensive income (loss)	0	—	—	—	(168)	8	(65,144)	(65,304)	—	(65,304)
Allocation of prior period profit (loss)					(79,521)		79,521	—		—
Capital increase	7,674,696	1,919	124,567		(7)			126,479		126,479
Share-based compensation			1,657					1,657		1,657
Treasury shares				252				252		252
Other movements			43					43		43
As of December 31, 2019	38,858,617	9,715	377,821	(478)	(237,862)	14	(65,144)	84,065	—	84,065
Net profit (loss)							(101,221)	(101,221)		(101,221)
Other comprehensive income (loss)					196	(106)		90		90
Total comprehensive income (loss)	—	—	—	—	196	(106)	(101,221)	(101,131)	—	(101,131)
Allocation of prior period profit (loss)					(65,144)		65,144	—		—
Capital increase	29,762	7	—		(7)			—		—
Share-based compensation			1,236					1,236		1,236
Treasury shares				(333)				(333)		(333)
Other movements			—		(268)			(268)		(268)
As of December 31, 2020	38,888,379	9,722	379,057	(811)	(303,086)	(92)	(101,221)	(16,430)	—	(16,430)
Net profit (loss)							67,259	67,259		67,259
Other comprehensive income (loss)					216	113		330		330
Total comprehensive income (loss)	—	—	—	—	216	113	67,259	67,589	—	67,589
Allocation of prior period profit (loss)					(101,221)		101,221	—		—
Capital increase	10,927,110	2,732	62,600		—			65,332		65,332
Equity component of OCEANE net of deferred taxes			2,311					2,311		2,311
Share-based compensation			470					470		470
Treasury shares				(174)				(174)		(174)
Other movements			—					—		—
As of December 31, 2021	49,815,489	12,454	444,438	(986)	(404,090)	22	67,259	119,097	—	119,097

The accompanying notes form an integral part of these consolidated financial statements.

*As a reminder, the expenses incurred in 2019 in relation to the Initial Public Offering are deducted from the share issue premium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands of euros, except for numbers of shares and per share amounts, and unless stated otherwise)
1.THE COMPANY
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

2.MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD
2.1Termination of RESOLVE IT and the development program of elafibranor in NASH
Following the decision by the Company in July 2020 to terminate its Phase 3 RESOLVE-IT trial (see 2020 Form 20-F), the impacts of the RESOLVE-IT termination process, and more broadly the discontinuation of the elafibranor development program in NASH continued to have a significant impact in 2021.
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
Overall, the amount of contracting costs recognized in 2020 for the RESOLVE-IT trial was €25.4 million, including €9.7 million after the termination of the trial. In 2021, those costs amounted to €3.3 million. The Company estimates that further costs to be recognized in 2022 will not exceed €500.
As a reminder, the analysis completed in 2020 under IAS 37 led the Company to consider that :
•The costs incurred in relation with the termination of the RESOLVE-IT trial benefit the ELATIVE trial evaluating elafibranor in PBC (notably the preparation of a drug safety file for elafibranor) with the exception of some administrative fees and fees for the destruction of drug tablets;
•If the RESOLVE-IT study had not been initiated, Genfit would have needed to complete similar work (preparation of a drug safety file for elafibranor) to the work to be completed in 2021 as part of the closing of the RESOLVE-IT study and bear the related costs for the needs of elafibranor in the PBC project (ELATIVE).
•Therefore, these costs benefiting the ELATIVE trial were not provisioned insofar as Genfit intends to complete this trial (which may not be designated as onerous contract under IAS 37).
In keeping with this analysis, the fees that cannot be tied to the ELATIVE trial (administrative fees and fees for the destruction of drug tablets) were accrued in 2020 for €378. Considering the €366 provision reversal recognized in 2021 (of which €265 was used), this provision has been reduced to €12 at December 31, 2021.
Impact on scientific equipment leased and owned
The Group has analyzed the impact of the closing of RESOLVE-IT and its decision to reorganize its activities on its scientific equipment. An inventory of the equipment that could be sold, kept as a spare, or disposed of, was completed in the second half of 2020.
Leased equipment
The impairment loss for this equipment of €503 recognized in 2020 in order to account for the estimated loss in comparison to the net book value of the rights of use of the asset has been reduced to €62 at December 31, 2021 following the purchase and effective sale of some of this equipment in 2021.

Owned equipment
The impairment loss for this equipment of €363 recognized in 2020 in order to account for the estimated loss in comparison to the net book value, has been reduced to €25 at December 31, 2021, following the effective sale of some of this equipment in 2021.
See Note.8 “Property, Plant and Equipment”.
Premises
At December 31, 2020, the Company recognized an impairment loss of the right of use of its rented premises in Lille and Paris (France) for €1,275 had been recognized (including fittings and fixtures), as part of the premises were no longer in use.
As the Company signed an agreement for a negotiated early termination of its lease agreement for its Paris premises, allowing for a relocation of the Paris office during the second half of 2021. The corresponding impairment has been reduced to €596 at December 31, 2021.
See Note 8 “Property, Plant and Equipment”.
Reorganization and reduction in force
Following the reorganization and reduction in force plan (plan de sauvegarde de l’emploi or “PSE”) implemented by the company during the second half of 2020, the consolidated headcount was reduced to 130 employees at December 31, 2020, compared to 203 at June 30, 2020.
Accrued liabilities for notice periods, voluntary and involuntary separation severances related to the PSE, recognized for a total amount of €1,326 in 2020 were disbursed in 2021.
Apart from the aforementioned severances, a provision for support measures such as return-to-work bonuses, trainings, business start-up assistance granted within the scope of the PSE, which was recognized for €523 in 2020, was reduced to €171 at December 31, 2021, following a reversal of €352 (of which €189 was used).

2.2Renegotiation of the convertible bond debt (OCEANEs)
OCEANEs partial buyback and amendments of terms
In January 2021, the Company announced the success of the partial buyback operation and amendment of terms of the 6,081,081 Convertible and/or Exchangeable Bonds for New or Existing Shares ("OCEANEs") with an October 2022 maturity that it had issued within the scope of the €180 million convertible loan subscribed in October 2017. This renegotiation offer of the bond debt -approved by more than 98% of voting shareholders- allowed the Group to extend the maturity of the debt until October 16, 2025 and reduce its nominal amount in half. The conversion ratio changed from one OCEANE for one share to one OCEANE for 5.5 shares.
Reduction of the residual bond debt due to the share conversion of renegotiated OCEANEs
Following the implementation of the partial buyback operation and amendment of terms of the OCEANEs, some of the new OCEANEs were subject to a request for share conversion : respectively, 552,238, 483,330, 216,591 and 10,000 in January, February, March and August 2021.
Thus, the share capital of the Company reached €11,457,562.50, divided in 45,830,250 fully paid shares (amount before the capital increase subscribed by Ipsen in December 2021).
At the date of the approval of these consolidated Financial Statements :
•The Company has not received any new request for share conversion,
•The number of outstanding OCEANEs is 1,923,662,
•The residual bond debt amounts for €56,940, representing less than one third of the initial bond debt of €180,000.
Considering the aforementioned conversions and taking into consideration the capital increase subscribed by Ipsen in December 2021, the share capital of the Company reached a nominal amount of €12,453,872.25, divided in 49,815,489 fully paid shares, and the maximum dilution in case of conversion of all convertible bonds would be 18% (in % of share capital at December 31, 2021).

The fees related to this renegotiation (i.e. mainly, financial advising, counsel fees, shareholders and bondholders meeting costs) have been recognized as Reorganization and Restructuring Expenses in the consolidated Financial Statements for an amount of €745 in 2020 and €2,303 in 2021.
See note 12.1 "Breakdown of Convertible Loan"

2.3COVID-19 and Financial Assistance
COVID-19
The unprecedented spread of COVID-19 – characterized as a pandemic by the World Health Organization on March 11, 2020 – is impacting the global health and business ecosystem, Genfit included.
We have been working with our contract research organizations (CRO), clinical trial sites and clinical investigators to review regularly our estimates for the execution of our programs taking into account the evolution of the pandemic and its impact on our activities.
Appropriate measures have been implemented, including virtual appointments, biological evaluations performed by local laboratories and delivery of the drug candidate to the patients’ homes, to ensure, when necessary, the safety of participants in our clinical trials under the current circumstances.
Following the implementation of the measures taken in collaboration with our CRO, we have been able to minimize the disruption on our Phase 3 ELATIVE clinical trial evaluating elafibranor in PBC, which recruited its first patient in September 2020. At the beginning of the trial, and taking into account the pandemic situation, we estimated that the recruitment period would span over 18 months, and we currently remain generally in line with that estimate. However, the rapid progression of the highly contagious Omicron variant has caused additional difficulties in the recruitment of patients and throughout our clinical trial activities. The infection rate and the measures taken to slow down its spread have caused some patients to delay their visits or to be screened twice as they had exceeded the screening window. The recent worsening of the pandemic situation has also caused significant additional administrative delays for clinical sites and regulatory agencies due to staffing shortages, at a time when the number of clinical trials remains high. This has particularly affected areas which were already significantly delayed, such as Latin America. Even though we do not expect that these recent difficulties will affect our estimates for the availability of ELATIVE topline data, we are currently working with our CRO to assess the magnitude of the impact on patient recruitment timelines.
Financial Assistance
In 2021, we also secured three new bank loans for a total nominal amount of roughly €15.3 million, granted in the context of the COVID-19 pandemic, including (in rounded figures):
•An €11.0 million loan in June 2021 by a pool of four French commercial banks,
•A €2.0 million loan in July 2021 by BPI France,
Both of which are 90% guaranteed by the French government (State-Guaranteed Loans or Prêts Garantis par l’Etat "PGE") and carry an initial term of one year with repayment options up to six years, as well as
•A €2.3 million subsidized loan in November 2021 by BPI France, with an initial term of 6 years.
See note 12.2.2 "Bank Loans"

2.4. Signature of a Licensing and Partnership Agreement with Ipsen
In December 2021, GENFIT and Ipsen have entered into an exclusive licensing agreement for elafibranor, a Phase III asset evaluated in Primary Biliary Cholangitis (PBC), as part of a long-term global partnership ("Collaboration and License Agreement").
The agreement gives Ipsen exclusive worldwide license (with the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor) to develop and commercialize elafibranor, GENFIT's first-in-class drug candidate, a PPAR alpha and PPAR delta agonist, for people living with PBC, a rare chronic inflammatory liver disease.
The Collaboration and License Agreement qualifies as a contract under IFRS 15, and meets the criteria under IFRS 15.9.
Under this agreement:

•GENFIT remains responsible for the Phase III ELATIVE trial until the completion of the double-blind period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE trial, and commercialization.
•GENFIT received from Ipsen an upfront cash payment of €120 million in December 2021 (with an additional €24 million in collected VAT), of which €80 million was recognized as revenue in 2021. The remainder of this upfront payment (€40 million) has been recognized in 2021 as deferred revenue and will be recognized as revenue throughout the execution of the double-blind period of the ELATIVE study, in accordance with IFRS 15.
•GENFIT is also eligible for milestone payments up to €360 million. These milestone payments constitute future variable income, dependent on the completion of key steps related to the development and sales of the licensed products. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the completion of these milestones.
•GENFIT is also eligible for tiered double-digit royalties of up to 20%, applied to the annual sales of licensed products realized by Ipsen. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the realization of these sales.
Beyond the collaboration between GENFIT and Ipsen in PBC, this agreement also constitutes a strategic partnership, allowing Ipsen to access the research skills of GENFIT and other clinical programs, including some rights to first negotiation (while not being constitutive of a service obligation under IFRS 15).
Regarding the application of IFRS15, see Note 19 "Operating Income".
At the same time, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. The new shares were issued pursuant to the twentieth resolution of GENFIT’s 30 June 2021 shareholders’ meeting and are subject, to a lock-up period ending, in the event of positive ELATIVE results, on the earlier of the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorisation of elafibranor in PBC or the date on which the U.S. FDA grants approval of elafibranor in PBC. In addition, the Board of Directors of GENFIT will propose at the next shareholders’ meeting that Ipsen becomes a board member.

2.5.Signature of a Licensing Agreement with Genoscience Pharma
On December 16, 2021, GENFIT completed the acquisition of exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in cholangiocarcinoma (CCA) in the United States, Canada and Europe, including the United Kingdom and Switzerland.
GNS561 is a novel clinical-stage autophagy/PPT1 inhibitor developed by Genoscience Pharma and cholangiocarcinoma is an orphan disease. It has completed preclinical studies and a Phase 1b trial confirming the rationale for targeting cholangiocarcinoma, a rare biliary tract malignancy with high mortality and with limited treatment options.
Under the agreement, Genoscience Pharma is eligible for clinical and regulatory milestone payments for up to €50 million and tiered royalties.
The first payable milestones are contingent on positive Phase 2 clinical trial results in CCA, and may total up to €20 million, if applicable.
As such, under IAS 37, these payments constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2021.
The following payable milestones are contingent on positive Phase 3 results. These payments, when due, will be subject to a review to determine if they are eligible for activation pursuant to IAS 38. If so, they will be recorded as capital upon disbursement. Otherwise, they also constitute contingent liabilities which will be recognized when due.
In addition, we also have a right of first negotiation with respect to any license or assignment, or option for a license or an assignment, with any third party to develop or commercialize other Genoscience assets in the field of CCA, to the extent Genoscience is looking to partner the asset with a third party or receives a spontaneous offer for collaboration.
For the period commencing on the date of the agreement until the first regulatory approval of GNS561 for commercialization, Genoscience Pharma has the right to repurchase the license to GNS561 in CCA at a pre-determined price in the event that Genoscience Pharma receives an offer from a third party to acquire or obtain a license to GNS561 in all indications, provided that Genfit shall first have the opportunity to negotiate the acquisition or license to GNS561 in all indications or match the offer from the third party.

GENFIT also purchased a 10% equity stake in Genoscience Pharma through the subscription of new ordinary shares for an amount of €3.1 million fully paid up in December 2021.
See note 10 "Other Financial Assets"

3.BASIS OF PRESENTATION
The Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS as adopted by the European Union at December 31, 2021. The Comparative information is presented as of and for the years ended December 31, 2019 and December 31, 2020.
The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality and aggregation
These consolidated financial statements for the year ended December 31, 2021 were prepared under the responsibility of the Board of Directors that approved such statements on April 6, 2022.
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

3.1.Changes in accounting policies and new standards or amendments
With the exception of those mentioned below, the accounting policies applicable for these consolidated annual financial statements are the same as those applied to the previous consolidated annual financial statements.
The following new standards are applicable from January 1, 2021, but do not have any material effect on the Group’s financial statements as of and for the year ended December 31, 2021.
•Amendment to IFRS 4: Extension of the Temporary Exemption from Applying IFRS 9
•Amendment to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark reform– Phase 2
•Amendment to IFRS 16: COVID-19-Related Rent Concessions beyond 30 June 2021
Some Agenda Decisions by the IFRS IC had an effect on the Group's consolidated Financial Statements, as of and for the year ended December 31, 2021.
The impact of the May 2021 IFRS IC decision related to Attributing Benefits to Periods of Service (IAS 19) has been recorded in the 2021 financial statements. The IFRS IC decision has resulted in a review by the Group of the calculation method for the retirement benefit plans under the terms of which:
a.employees are entitled to a retirement benefit provided they are employed by the Company upon retirement (with loss of entitlement in case of early retirement),
b.the retirement benefit depends on length of service, but is capped at a number of years of service.
This change in method resulted in the reduction of the provision for retirement benefits by €226 recognized retrospectively in the Group's equity on the opening balance sheet for the 2020 period.
The April 2021 IFRS IC decision related to accounting for configuration or customization costs in a Software as a Service (SaaS) arrangement was also impactful. The review of these configuration or customization costs by the Group has been completed and resulted in a reduction in the Group's equity of €495 recognized retrospectively on the opening balance sheet for the 2020 period.

3.2.Standards, interpretations and amendments issued but not yet effective

The GENFIT Group has not identified any standards or amendments issued and in force and anticipated as of January 1, 2021 or applicable to the periods starting as of January 1, 2022 that may have a significant impact on the Group's consolidated financial statements, notably:
–IFRS 17 Insurance Contracts, effective in 2023
–Amendments to IAS 37 Onerous contracts – Cost of fulfilling a contract, effective in 2022,
–Amendments to IFRS 3 Reference to the Conceptual Framework, effective in 2022
–Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use , effective in 2023,
–Amendments to IAS 1 and Practice Statement 2 Disclosure of Accounting Policies, effective in 2023,
–Amendments to IAS 8 Definition of Accounting Estimates, effective in 2023,
–Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, effective in 2023,
–Amendments to IAS 1 Classification of Liabilities as Current or Non-current, effective in 2024
–Annual IFRS improvements, 2018-2020 cycle, effective in 2022.

4.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4.1.Use of estimates and judgments
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
The estimates and underlying assumptions mainly relate to research tax credits (see Note 4.19.2, "Research tax credit", employee benefits (see Note 4.18, "Employee benefits"), leases (see Note 4.6 “Property, plant and equipment” and Note 4.7 “Leases”), share-based payments (see Note 21 "Share-based compensation"), accruals related to clinical trials (see Note 20 "Operating expenses", Note 2.1 “Termination of RESOLVE IT and the development program of elafibranor in NASH”) and convertible loans (see Note 12.1 "Breakdown of convertible loan") and the allocation of income to the performance requirements provided for in the agreement entered into with Ipsen (see Note 19 "Operating Income").
When assessing going concern, the Group’s Board of Directors considers mainly the following factors :
The liquidity available at the statement of financial position date, the cash spend projections for next 12-month period as from the date of the financial statements are issued and the availability of other funding.

4.2.Consolidation
The Group controls an entity when it is exposed to variable returns from its involvement with the entity, and it has the ability to affect those returns through its power over the entity.
The Group controls all the entities included in the scope of consolidation.

4.3.Foreign currency
4.3.1.Foreign currency transactions
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
4.3.2.Translation of foreign subsidiary financial statements

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
The Group’s presentation currency is the euro, which is also the functional currency of GENFIT S.A. The functional currency of GENFIT CORP is the U.S. dollar. The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

	Year ended
Ratio : 1 US dollars (USD) = x euros (EUR)	2019/12/31	2020/12/31	2021/12/31
Exchange rate at period end	0.89015	0.81493	0.88292
Average exchange rate for the period	0.89341	0.87755	0.84542

4.4.Revenues from ongoing activities under client agreements
The Group’s accounting policies associated with revenue are as follows:
4.4.1.IFRS 15
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
Under this standard, each contract must be analyzed, on a case-by-case basis, in order to verify whether it contains performance obligations towards third parties, and, if applicable, to identify their nature in order to determine the appropriate accounting of amounts that the Company has received or is entitled to receive from third parties, for example:
•The transfer of control over the intellectual property, via a license granted by the Company, as it exists at the time of the sale, the date of which will determine that of the revenue recognition;
•If the license is considered as a right of access to the intellectual property of the Company over the life of the license, the revenue would be recognized over this lifetime;
•The supply of products whose revenues would be recognized at the time of transfer of control of the delivered products,
•Potential revenue from milestones, or from royalties or royalties based on sales, would not be recognized until the achievement of the milestone or completion of the sale.
•
4.5.Intangible assets
Intangible assets mainly consist of software and operating licenses acquired by the Group. They are recognized at cost less accumulated amortization and impairment. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives of both software and license agreements are between 1 and 8 years.

4.6.Property, plant and equipment
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

4.7.Leases
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
The lease liability is initially measured at the discounted value of the rents owed and not yet paid at the start date of the contract. The discount rate used is the implicit interest rate of the contract or, if it cannot be easily determined, the Company’s incremental borrowing rate of the lessee. The Group generally uses the latter as the discount rate.
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
The Group has exercised its judgment in determining the term of the lease agreements that provide for extension options. The fact that the Group has determined that it is reasonably certain to exercise such options has an impact on the lease term used and has a significant impact on the amount of lease debt and the "right of use" asset in the accounts. The amount of short term or low value leases which are not included in the IFRS 16model is not material.

4.8.Impairment of tangible assets, intangible assets and goodwill
The Company does not have any goodwill.
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

4.9.Financial instruments
IFRS 9 “Financial Instruments” takes into account the following three aspects of booking financial instruments :

•Classification and measurement;
•Impairment and;
•Hedge accounting.
Loans and borrowings are initially measured at fair value and subsequently recorded at amortized cost.
The IFRS 13 "Fair value measurement" amendment determines three categories of financial instruments according to a fair value hierarchy :
•Level 1 : Fair value measured on the basis of quoted prices in active markets for identical assets or liabilities;
•Level 2 : Fair value measured on the basis of valuation methods relying on quoted prices for similar assets, liabilities or observable inputs in active markets;
•Level 3 : Fair value measured on the basis of valuation methods relying entirely or in part on unobservable inputs such as quoted prices in inactive markets or the valuation based on multiples for non-listed securities.

4.10.Inventories
The Company recognizes inventories of laboratory consumables in connection with its former co-research agreements.
These inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

4.11.Trade and other receivables
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
Receivables are classified as current assets, except for those with a maturity exceeding 12 months after the reporting date, according to IFRS 9 standards ("expected credit loss").

4.12.Other financial assets
A financial asset is initially recognized as measured at amortized cost, at fair value through other comprehensive income - debt instrument, at fair value through other comprehensive income - equity instrument, or at fair value through profit or loss.
Financial assets will not be reclassified after initial recognition, unless we change our economic model of financial asset management. If so, all affected financial assets would be reclassified as of the first day of the first reporting period following the change in economic model.
A financial asset is measured at amortized cost if both of the following conditions are met, and if it is not measure at fair value through profit or loss:
•Its ownership is part of an economic model of which the objective is to hold assets in order to receive its contractual cash flows;
•Its contractual conditions provide for cash flows at defined dates, which correspond only to principal payments and interest on the remaining principal amount.
A debt instrument is measured at fair value through other comprehensive income if both of the following conditions are met, and if it is not measure at fair value through profit or loss:
•Its ownership is part of an economic model of which the goal is met through both the receipt of contractual cash flows and the sale of financial assets;

•Its contractual conditions provide for cash flows at defined dates, which correspond only to principal payments and interest on the remaining principal amount.
At the time of initial recognition of an equity instrument that is not held for trading, we may irrevocably choose to present future changes in fair value in other comprehensive income. This choice is made for each investment.
All financial assets that are not categorized as measured at amortized cost or at fair value through other comprehensive income as previously described are measured at fair value through profit or loss.

4.13.Cash and cash equivalents
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

4.14.Equity
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

4.15.Loans and borrowings
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
The liability component (after deduction of the pro rata portion of the transaction expenses attributed to the liability and the conversion option) is measured at amortized cost. A non-monetary interest expense, recorded in net loss is calculated using an effective interest rate to progressively bring the debt component up to the amount which will be repaid (or converted) at maturity. A deferred tax liability is calculated on the basis of this amount. The shareholders' equity component is not remeasured. See Note 2.2 “Renegotiation of the convertible bond debt (OCEANEs)” for the accounting applied in 2021 following the renegotiation.

4.16.Trade and other payables

Trade and other payables are initially recognized at the fair value of the amount due. This value is usually the nominal value, due to the relatively short period of time between the recognition of the instrument and its repayment.

4.17.Provisions
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
It is of note that, pursuant to IAS 37, our obligations under the terms of the agreement we entered into with Genoscience Pharma constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2021 (see note 2.5 "Signature of a Licensing Agreement with Genoscience Pharma").
Future milestone and revenue based royalty payments may be recorded pursuant to Contingent liability under IAS 37 or intangible asset under IAS 38. Under IAS 38, we record a provision when we have a present obligation, whether legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources. Under IAS 38, we record intangible asset when it is probable that the expected future economic benefits that are attributes to the assets will flow to us and the cost of asset can be measured reliably.

4.18.Employee benefits
The Group's pension schemes and other post-employment benefits consist of defined benefit plans and defined contribution plans.
4.18.1.Defined benefit plans
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
4.18.2.Defined contribution plans

Under defined contribution plans, the management of plans is performed by an external organization, to which the Group pays regular contributions. Payments made by the Group in respect of these plans are recognized as an expense for the period in the statements of operations.
4.18.3.Short-term employee benefits
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

4.19.Other income
4.19.1.Government grants
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
In accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the advantage resulting from interest-free or low interest rates as compared to a market interest rate is considered and accounted for as a government grant. A financial liability is recognized for proceeds received from the advance less the grant, and interest expense is subsequently recorded under the effective interest rate method using a market interest rate.
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
4.19.2.Research tax credit
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
The Group applies for CIR for research expenditures incurred in each fiscal year and recognizes the amount claimed in the line item "Other income" in the statements of operations in the same fiscal year. In the notes to the financial statements, the amount claimed is recognized under the heading "Research tax credit" (see Note 9, "Trade and other receivables" and Note 19 "Operating Income").

4.20.Research and development expenses
Research expenses are recorded in the financial statements as expenses (see Note 20, "Operating expense").
In accordance with IAS 38, Intangible Assets, development expenses are recognized as intangible assets only if all the following criteria are met:
•Technical feasibility necessary for the completion of the development project;

•Intention on the Group's part to complete the project and to utilize it;
•Capacity to utilize the intangible asset;
•Proof of the probability of future economic benefits associated with the asset;
•Availability of the technical, financial, and other resources for completing the project; and
•Reliable evaluation of the expenses attributed to the intangible asset during its development.
As of the date of these financial statements none of these criteria have been met.

4.21.Classification of operating expenses
Research and development expenses include:
•employee-related costs;
•costs related to external employees seconded to the Company (such as clinical development, biometrics and IT…);
•lab supplies and facility costs;
•fees paid to scientific advisers and contracted research and development activities conducted by third parties;
•intellectual property fees corresponding to the filing of the Group's patents and,
•provision and reversals of provisions in relation to the Research Tax Credit dispute.
Contracted research and development activities conducted by third parties include services subcontracted to research partners for technical and/or regulatory reasons. In particular, this includes the production of active ingredients and therapeutic units, all or a part of clinical trials and preclinical trials that are necessary to the development of GENFIT's drug candidates and biomarker candidates.
General and administrative expenses include:
•employee-related costs for executive, business development, intellectual property, finance, legal and human resources and communications functions;
•facility-related costs;
•marketing, legal, audit and accounting fees;
•press relations and communications firm fees;
•the cost of external employees seconded to the Company (such as security, reception, and accounting..);
•other service costs (recruitment, etc.);
•intellectual property fees corresponding to the maintenance of the Group's patents.
Marketing and market access expenses include:
•employee-related costs for marketing and business development functions;
•marketing, and market access firm fees;
Extraordinary reorganization and restructuring expenses include:
•the accruals and provisions recognized within the scope of the reduction in force plan;
•the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization of GENFIT;
•the impairment of the right of use of the leased equipment and premises;
•the portion of the OCEANE renegotiation expenses;
•the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, do not have any future economic advantage for the PBC program.
•
4.22.Share-based compensation
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

4.23.Income tax
Income tax expense (or benefit) comprises current tax expense (or benefit) and deferred tax expense (or benefit), as applicable.
Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of assets and liabilities.
Deferred tax assets are recognized for unused tax losses, unused tax credits and temporary deductible differences to the extent that :
•it is probable that future taxable profit will be available against which they can be used; or
•if there are deferred tax liabilities for the same entity in the same tax jurisdiction on which they can be applied.
•
4.24.Earnings (loss) per share
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

4.25.Operating segments
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

5.FINANCIAL RISKS MANAGEMENT
The Group may be exposed to the following risks arising from financial instruments : foreign exchange risk, interest rate risk, liquidity risk and credit risk.

5.1.Foreign exchange risk
The Group's overall exposure to the foreign exchange risk depends, in particular, on :
•the currencies in which it receives its revenues;
•the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•the location of clinical trials on drug or biomarker candidates;
•the ability, for its co-contracting parties to indirectly transfer foreign exchange risk to the Company;
•the Group’s foreign exchange risk policy; and
•the fluctuation of foreign currencies against the euro.
Given the significant portion of its operations denominated in US dollars, the Group decided to limit the conversions into euros of its US dollar denominated cash, issued notably from its March 2019 Nasdaq IPO in US dollars, and not to use any specific hedging arrangements, in order to cover expenses denominated in US dollars over the coming years.
The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in U.S. dollars to a variation of 10% of the U.S. dollar against the euro in 2019, 2020 and 2021. It includes, in particular, the upfront payment in December 2021 by Ipsen for the licensing agreement entered into with GENFIT and its equity purchase in the Company :

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2019/12/31	2020/12/31	2021/12/31
Cash and cash equivalents denominated in US dollars	153,438	111,221	81,713
Equivalent in euros, on the basis of the exchange rate described below	136,582	90,637	72,146
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	151,758	100,708	80,163
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	124,166	82,398	65,588

Sensitivity of the Group's expenses to a variation of +/- 10%	Year ended
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2019/12/31	2020/12/31	2021/12/31
Expenses denominated in US dollars	40,355	47,277	12,566
Equivalent in euros, on the basis of the exchange rate described below	35,922	38,528	11,095
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	39,914	42,808	12,328
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	32,657	35,025	10,086
2021/12/31 : Equivalent in euros, on the basis of 1 euro = 1.13261 dollars US
2020/12/31 : Equivalent in euros, on the basis of 1 euro =1.2271 dollars US
2019/12/31 : Equivalent in euros, on the basis of 1 euro = 1.1234 dollars US

Cash, cash equivalents and financial assets	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
At origin, denominated in EUR
Cash and cash equivalents	139,863	80,391	186,609
Current and non current financial assets	1,614	1,391	4,355
Total	141,477	81,782	190,964
At origin, denominated in USD
Cash and cash equivalents	136,884	90,637	72,147
Current and non current financial assets	113	67	76
Total	136,997	90,704	72,223
Total, in EUR
Cash and cash equivalents	276,748	171,029	258,756
Current and non current financial assets	1,727	1,458	4,431
Total	278,474	172,486	263,187

5.2.Interest rate risk
As of December 31, 2021, the Group was only liable for governmental advances or conditional advances and bank loans with no interest or interest at a fixed rate, generally below market rate, with the exemption of the state-guaranteed loans (PGE), the variable rate of which could lead to an increase in interest in the future.
As of December 31, 2019, 2020 and 2021, the Group's financial liabilities totaled €183.6 million, €185.7 million and €74.2 million respectively (net of the equity component of the convertible loan and debt issue costs). Current borrowings are at a fixed rate. The Group's exposure to interest rate risk through its financial assets is also insignificant due to low market rates and since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars.

5.3.Liquidity risk
The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), initially repayable for an nominal amount of €57 million on October 16, 2025 (see Note 12.1 “Breakdown of convertible loan”), government advances for research projects and bank loans. For conditional advances, reimbursement of the principal is subject to the commercial success of the related research project (see Note 12.2.1 “Refundable and conditional advances”).
The Company has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. On December 31, 2019, 2020 and 2021, the Group had €278,474, €172,486 , and €263,187 respectively in cash and cash equivalents and other financial assets. The Company does not believe it is exposed to short-term liquidity risk. The Company believes that the Group's cash and cash equivalents and current financial instruments are sufficient to ensure its financing, in light of its current projects and obligations and of the renegotiation, effective in 2021, of its obligations pertaining to the OCEANE debt, including the extension of the maturity date, for at least the next twelve months.
If the Group's funds are insufficient to cover any additional financing needs, the Group would require additional financing. The conditions and arrangements for any such new financing would depend, among other factors, on economic and market conditions that are beyond the Group's control.

5.4.Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial asset defaults on their contractual commitments. The Group is exposed to credit risk due to trade receivables and other financial assets.
The Group's policy is to manage this risk by transacting with third parties with good credit standards.

6.CASH AND CASH EQUIVALENTS
The main components of cash equivalents were:
•UCITS and interest-bearing current accounts, available immediately;
•Term accounts, available within the contractual maturities or by the way of early exit with no penalty; and
•Negotiable medium-term notes, available with a quarterly maturity or by the way of early exit with no penalty.
These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value.

Cash and cash equivalents	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Short-term deposits	263,147	166,034	69,045
Cash on hand and bank accounts	13,601	4,995	189,711
TOTAL	276,748	171,029	258,756

Short-term deposits	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
UCITS	3,096	2,060	—
TERM ACCOUNTS	215,018	143,827	69,045
INTEREST-BEARING CURRENT ACCOUNT	45,033	20,147	—
TOTAL	263,147	166,034	69,045
7.INTANGIBLE ASSETS
Intangible assets consist mainly of office and administrative software as well as scientific software purchased by the Group.
The following tables show the variations in intangible assets for the years ended December 31, 2019, 2020 and 2021:

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2018/12/31			adjustments		2019/12/31
Gross
Software	2,049	653	(29)	—	378	2,739
Patents	21	70	—	—	—	91
Other intangibles	313	65	(313)	—	(378)	—
TOTAL—Gross	2,384	788	(342)	—	—	2,830
Accumulated depreciation and impairment
Software	(1,567)	(350)	29	—	—	(2)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,588)	(350)	29	—	—	(1,910)
TOTAL - Net	796	438	(313)	—	—	920

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2019			adjustments		12/31/2020
Gross
Software	1,948	231	(691)	—	(48)	1,440
Patents	91	—	—	—	—	91
Other intangibles	—	(24)	(25)	—	48	—
TOTAL—Gross	2,039	207	(715)	—	—	1,531
Accumulated depreciation and impairment
Software	(1,592)	(309)	688	—	—	(1,213)
Patents	(21)	—	—	—	—	(21)
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,613)	(310)	688	—	—	(1,234)
TOTAL - Net	426	(102)	(27)	—	—	297

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2020			adjustments		2021/12/31
Gross
Software	1,440	126	(255)	—	(17)	1,294
Patents	91	—	(21)	—	—	70
Other intangibles	—	—	(17)	—	17	—
TOTAL—Gross	1,531	126	(293)	—	—	1,364
Accumulated depreciation and impairment
Software	(1,213)	(152)	176	—	—	(1,190)
Patents	(21)	—	21	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,234)	(152)	197	—	—	(1,190)
TOTAL - Net	297	(26)	(96)	—	—	174

The implementation for the April 2021 IFRIC decision on IAS 38 had a negative impact of €495 on intangible assets on the opening balance sheet for 2020.

8.PROPERTY, PLANT AND EQUIPMENT
The following tables show the variations in tangible assets for the years ended December 31, 2019, 2020 and 2021:

Property, plant and equipment - Variations	As of As of	Increase	Decrease	Translation	Reclassification	As of As of
(in € thousands)	As of 2018/12/31			adjustments		As of 2019/12/31
Gross
Buildings on non-freehold land	1,458	12,218	—	—	(1,447)	12,229
Scientific equipment	10,879	556	(120)	—	(54)	11,260
Fittings	1,531	66	—	—	(5)	1,592
Vehicles	99	—	—	—	—	99
Computer equipment	1,446	227	(15)	—	11	1,669
Furniture	361	31	(3)	—	—	389
In progress	—	241	(1,737)	—	1,496	—
TOTAL - Gross	15,774	13,339	(1,875)	—	—	27,238
Accumulated depreciation
Buildings on non-freehold land	(1)	(1,215)	—	—	—	(1,216)
Scientific equipment	(5,988)	(1,303)	119	—	—	(7,172)
Fittings	(769)	(105)	—	—	—	(875)
Vehicles	(45)	(21)	—	—	—	(66)
Computer equipment	(915)	(252)	12	—	—	(1,155)
Furniture	(292)	(13)	3	—	—	(303)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(8,010)	(2,909)	133	—	—	(10,785)
Accumulated impairment
Buildings on non-freehold land	—	—	—	—	—	—
Scientific equipment	—	—	—	—	—	—
Fittings	—	—	—	—	—	—
Vehicles	—	—	—	—	—	—
Computer equipment	—	—	—	—	—	—
Furniture	—	—	—	—	—	—
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	—	—	—	—	—	—
TOTAL - Net	7,765	10,429	(1,741)	—	—	16,453

Property, plant and equipment - Variations	As of As of	Increase	Decrease	Translation	Reclassification	As of As of
(in € thousands)	As of 2019/12/31			adjustments		As of 2020/12/31
Gross
Buildings on non-freehold land	12,229	—	—	—	(62)	12,167
Scientific equipment	11,260	450	(2,630)	—	—	9,080
Fittings	1,592	233	(113)	—	(9)	1,703
Vehicles	99	—	—	—	—	99
Computer equipment	1,669	69	(194)	—	(11)	1,534
Furniture	389	8	(68)	—	—	329
In progress	—	15	(17)	—	2	—
TOTAL - Gross	27,238	775	(3,022)	—	(80)	24,911
Accumulated depreciation
Buildings on non-freehold land	(1,216)	(1,398)	10	—	—	(2,603)
Scientific equipment	(7,172)	(1,368)	2,588	—	—	(5,952)
Fittings	(875)	(218)	107	4	—	(982)
Vehicles	(66)	(20)	—	—	—	(85)
Computer equipment	(1,155)	(260)	193	4	—	(1,217)
Furniture	(303)	(15)	68	(1)	—	(251)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(10,785)	(3,279)	2,967	7	—	(11,090)
Accumulated impairment
Buildings on non-freehold land	—	(1,182)	—	—	—	(1,182)
Scientific equipment	—	(866)	—	—	—	(866)
Fittings	—	(93)	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	—	(27)	—	—	—	(27)
Furniture	—	(3)	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	—	(2,172)	—	—	—	(2,172)
TOTAL - Net	16,453	(4,676)	(56)	7	(80)	11,648

Property, plant and equipment - Variations	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2020/12/31			adjustments		2021/12/31
Gross
Buildings on non-freehold land	12,167	—	(1,912)	—	56	10,311
Scientific equipment	9,080	71	(2,831)	—	—	6,320
Fittings	1,703	(4)	(234)	—	9	1,474
Vehicles	99	60	(67)	—	—	91
Computer equipment	1,534	30	(18)	—	(4)	1,542
Furniture	329	—	(50)	—	—	279
In progress	—	330	(342)	—	12	—
TOTAL - Gross	24,911	487	(5,454)	—	74	20,017
Accumulated depreciation
Buildings on non-freehold land	(2,603)	(1,417)	1,120	—	—	(2,900)
Scientific equipment	(5,952)	(1,061)	2,145	—	—	(4,868)
Fittings	(982)	(91)	190	(5)	—	(888)
Vehicles	(85)	(13)	67	—	—	(31)
Computer equipment	(1,217)	(195)	14	(6)	—	(1,403)
Furniture	(251)	(12)	50	—	—	(213)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(11,090)	(2,789)	3,587	(11)	—	(10,304)
Accumulated impairment
Buildings on non-freehold land	(1,182)	—	679	—	—	(503)
Scientific equipment	(866)	—	779	—	—	(87)
Fittings	(93)	—	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	(27)	—	15	—	—	(12)
Furniture	(3)	—	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(2,172)	—	1,473	—	—	(699)
TOTAL - Net	11,648	(2,302)	(394)	(11)	74	9,015
Assets related to contracts that were classified as finance leases under IAS 17 are scientific equipment. These contracts are accounted for in the same manner under IFRS 16. Their net carrying value as of December 31, 2019, 2020 and 2021 amounted to €1,413, €873 and €154 respectively.
Impairment test of assets under IAS 36
Some equipment belonging to the Group and others under a leasing agreement were no longer in use following the reorganization of the group’s activities and the termination of the RESOLVE-IT trial decided in mid-2020.
This indication of loss of value led the Group to conduct an impairment test over owned and leased equipment, based on the the value at which this equipment may be divested (on the basis of agreements with the lessors on the early purchase of the equipment and near-term purchase offers) in order to determine the recovery value.
The tests had resulted in 2020 in the recognition of an impairment of €990 relating to scientific equipment, fittings, computer equipment and furniture, including:
•€866 for scientific equipment (of which €363 related to owned equipment and €503 of leased equipment),
•€93 for fittings, and
•€30 for computer equipment and furniture,
including associated liabilities.
In 2021, part of these elements, mainly scientific equipment, were sold. As a result the accumulated impairment for these equipments was reduced to €196 as at December 31, 2021, including:
•€87 for scientific equipment (of which €25 related to owned equipment and €62 of leased equipment),
•€93 for fittings, and
•€15 for computer equipment and furniture,
including associated liabilities.

Similarly, parts of the leased premises (a portion of the office space in Paris and of the former laboratories at headquarters) were no longer in use. The vacant space is segmented and separate from the premises that will continue to be occupied. An impairment test of the rights of use of this space has also been performed.
In the financial statements for the period ending December 31, 2020, the recovery value had been estimated to be null considering that subleasing is prohibited for the office space in Paris and that the COVID-19 related health situation creates significant uncertainty on the potential to sublease the space in Loos. Subleasing was therefore not under consideration for the foreseeable future.
The test of the rights of use pertaining to these premises in 2020 had resulted in the recognition of an impairment of €1,182.
In 2021, the Company signed an agreement for a negotiated early termination of its lease agreement for its Paris premises, allowing for a relocation of the Paris office, thus the corresponding impairment was reduced to €503 as at December 31, 2021.
Reminders
In accordance with IFRS 16, the Group has chosen not to present the right of use separately from other assets and has added them to the fixed assets of the same nature as the underlying leased assets.
Therefore, the rights of use and related amortization as of December 31, 2021 included in the table affect:
•The line item “Building on non freehold land”, of €10,056 and €2,831, respectively;
•The line item "Scientific equipment", at €1,369 and €1,255 respectively.
In 2021 GENFIT SA and GENFIT CORP terminated the respective lease agreements for their offices, respectively located in Paris, France and Cambridge, MA, which they both relocated to a coworking space. The rental of these office spaces, as a service contract, no longer falls under IFRS 16. The impact of this change in 2021 is limited as both relocations happened during the second half of the year.

9.TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following:

Trade and other receivables - Total	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade receivables, net	207	793	57
Research tax credit	9,585	7,911	5,282
Social security costs receivables	5	24	4
VAT receivables	1,814	2,766	1,038
Grants receivables	3	3	5
Other receivables	420	422	852
TOTAL	12,033	11,919	7,239

Trade and other receivables - Current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade receivables, net	207	793	57
Research tax credit	9,585	7,911	5,282
Social security costs receivables	5	24	4
VAT receivables	1,814	2,766	1,038
Grants receivables	3	3	3
Other receivables	420	422	852
TOTAL	12,033	11,919	7,236

Trade and other receivables - Non-current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade receivables, net	—	—	—
Research tax credit	—	—	—
Social security costs receivables	—	—	—
VAT receivables	—	—	—
Grants receivables	—	—	3
Other receivables	—	—	—
TOTAL	—	—	3

Trade receivables, net : See Note 19 "Operating Income”
Research tax credit
The research tax credit due for 2019, amounting to €9,585, was received in June 2020.
The research tax credit due for 2020, amounting to €7,911, was received in October 2021.
The research tax credit receivable for the year 2021 amounts to €5,282.
VAT receivables
The VAT receivable amounted to €1,038 at December 31, 2021.
The last VAT receivable due for 2021 was received in January 2022.
In comparison, the VAT receivable amount of €2,766 recognized at December 31, 2020 was notably due to an audit on the basis of documents, by the French revenue services, of the VAT refund requests started in August 2020, which as a consequence, increased the time for a refund from the French revenue services. This audit was completed in 2021 and the Company received €2,766 in 2021.
Other receivables
The line item “other receivables” primarily consists of credit notes from suppliers for €€752, €406, and €408 respectively as of December 31, 2021, December 31, 2020 and December 31, 2019.

10.OTHER FINANCIAL ASSETS
Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Equity investments	—	—	3,133
Loans	307	352	388
Deposits and guarantees	396	418	397
Liquidity contract	1,023	688	513
TOTAL	1,727	1,458	4,431

Financial assets - Current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Loans	—	—	—
Deposits and guarantees	—	—	—
Liquidity contract	—	—	—
TOTAL	—	—	—

Financial assets - Non current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Equity investments	—	—	3,133
Loans	307	352	388
Deposits and guarantees	396	418	397
Liquidity contract	1,023	688	513
TOTAL	1,727	1,458	4,431

Financial assets - Variations	As of	Increase	Decrease	As of
(in € thousands)	31/12/2020			31/12/2021
Equity investments	—	3,133	—	3,133
Loans	352	36	—	388
Deposits and guarantees	418	107	(128)	397
Liquidity contract	688	0	(175)	513
TOTAL	1,458	3,276	(303)	4,431

The total amount of financial assets of the Company was €4,431 at December 31, 2021, up from €1,458 at December 31, 2020. This change is mainly due to the €3,000 investment representing a 10% equity stake taken by the Company in Genoscience Pharma in December 2021 through the subscription of new ordinary shares, plus directly related costs.
The liquidity contract consists of a share buyback program contracted to an investment service provider in order to facilitate the listing of the Group's shares (the liquidity cash balance hereunder represents funds held by investment service provider, which are not available for general use to the Company):
•As of December 31, 2021, the liquidity account had a cash balance of €513, and CMC-CIC Market Solutions holds on behalf of Genfit 137,012 shares, recorded as a deduction from equity.
•As of December 31, 2020, the liquidity account had a cash balance of €688, and CMC-CIC Market Solutions holds on behalf of Genfit 88,929 shares, recorded as a deduction from equity.
•As of December 31, 2019, the liquidity account had a cash balance of €1,023, and CMC-CIC Market Solutions holds on behalf of Genfit 18,132 shares, recorded as a deduction from equity.
About the recognition of equity investment in Genoscience Pharma subscribed in December 2021:
We have not completed the equity purchase in Genoscience Pharma for trading purposes. Therefore, pursuant to IFRS 9, we have elected to classify the equity in Genoscience Pharma we acquired in December 2021 as equity instruments recognized at fair value through other comprehensive income (OCI).
Pursuant to IFRS 9.5.1.1, at the time of initial recognition in 2021, this investment in equity instruments has been measured at fair value, augmented of the transaction costs related to the purchase.
The amount recognized in the balance sheet at December 31, 2021 corresponds to the subscription price agreed upon between the parties as representative of the value of Genoscience Pharma a few days before closing of the period.
In accordance with IFRS 9.5.7.1b, for future closings, changes in fair value on these equity instruments will be recognized as OCI. This OCI may not be reused as profit or loss, including in the case of a sale.
If applicable, only dividends related to the investment in equity instruments will be recognized as profit provided that all conditions are met (IFRS 9.5.7.6 and 5.7.1A).
At this stage, and in accordance with the amendment to IFRS 13, as equity in Genoscience Pharma is not publicly traded on active markets, the fair value of this equity is measured on the basis of valuation methods relying entirely or in part on unobservable inputs such as quoted prices in inactive markets or the valuation based on multiples for non-listed securities.

11.OTHER ASSETS
Other assets of €2,101 at December 31, 2021, €1,765 at December 31, 2020, €1,968 at December 31, 2019 and respectively, consisted of prepaid expenses related to current operating expenses.

12.LOANS AND BORROWINGS
12.1.Breakdown of convertible loan
On October 16, 2017, the Company issued 6,081,081 OCEANEs at par with a nominal unit value of €29.60 per bond for an aggregate nominal amount of €180 million. This debt was renegotiated in January 2021, and share conversions were executed during the period.

At origin (10/16/2017) :
Number of bonds	6,081,081
Nominal amount of the loan	179,999,997.60€
Nominal unit value of the bonds	29.60€
Conversion / exchange premium	30%
To GENFIT's reference share price :
22.77€
Annual nominal interest rate	3.5%
Payable semi-annually in arrears
Annual nominal interest rate	7.2%
Offering	10/16/2017
At par
Redemption	10/16/2022
Redemption prior to maturity at the option of the Company from
11/6/2020
if the arithmetic volume-weighted average price of
GENFIT's listed share price and the then prevailing conversion ratio over a
20
trading period exceeds
150%
of the nominal value of the OCEANEs.
After OCEANEs buyback :
Number of bonds	3,185,821
Nominal amount of the loan	94,300,301.60€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
As of 06/30/2021 :
Number of bonds	1,923,662
Nominal amount of the loan	56,940,395.20€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
OCEANEs Buyback and Amendment of Terms
On November 23, 2020, GENFIT proposed to all OCEANE bondholders a renegotiation offer involving two interdependent components:
•A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and
•An amendment of the terms of the remaining OCEANEs allowing to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 ordinary shares per bond).
The completion of these commitments for partial repurchase, made in late 2020, remained entirely subject to approval of the new terms of the OCEANEs, by both the Shareholders’ and Bondholders’ Meetings, which on January 25, 2021, approved this renegotiation offer. Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT.
For the non-cancelled, renegotiated OCEANEs (“OCEANEs 2022”) (i.e. 3,185,821 remaining OCEANEs), the maturity is extended to October 16, 2025 and the conversion ratio changed from 1 OCEANE for 1 share to 1 OCEANE for 5.5 shares. The nominal amount and the payout value of the remaining OCEANEs remains unchanged at €29.60 per bond.
This renegotiation operation of the OCEANE has been recognized in the consolidated accounts for the half-year ended June 30, 2021, as:
•the derecognition of the full initial OCEANE as of January 25, 2021 against a payment of €47.48 million, and

•the issuance of 3,185,821 new amended OCEANEs.
As the conversion option for the new OCEANEs (2025 maturity) fits the definition of an equity instrument under IAS 32 (Financial Instruments: Presentation), the components of this new OCEANE (debt vs. equity) has been recognized separately on January 25, 2021, in accordance with the accounting rules and methods presented in this note.
The obligation and option components have been valued separately. The option component has been valued using a traditional binomial model.
The hypotheses considered to calculate the fair value of these new OCEANEs are the following:
•credit spread in the 874/976 bps interval
•volatility: first level: 30% second level: 35%
•no-risk rate: 5-year Euros swap equals -0.45%
On this basis, at January 25, 2021, the fair value of a new amended OCEANEs has been estimated at €27.80, of which a debt component of €24.12 and a €3.68 component that has been recognized in equity.

Accounting impacts of the debt renegotiation
On January 25, 2021 an amount of €94.8 million was derecognized and an amount of €76.8 million was recognized for the amended obligations, in exchange of:
•An increase in equity of €11.7 million before deferred taxes (corresponding to the recognition of the value of the conversion option of the amended OCEANE);
•The payment of €47.5 million for the OCEANEs partial buyback; and
•The recognition of a financial gain (buyback bonus) of €35.6 million before tax.
Accounting impacts of the conversions completed following the debt renegotiation
Following the implementation of the partial buyback operation and the approval of the amendment of the terms of the OCEANEs:
•552,238 of the new OCEANEs were subject to a request for share conversion in January 2021. On February 4, 2021, as a result of these conversion requests, a capital increase of €759,327.25 has been recognized, corresponding to the creation of 3,037,309 new shares. This conversion of 552,238 new OCEANEs resulted in a reduction in financial debt for the Group of €13.32 million.
•483,330 of the new OCEANEs were subject to a request for share conversion in February 2021. On March 2, 2021, as a result of these conversion requests, a capital increase of €664,578.75 has been recognized, corresponding to the creation of 2,658,312 new shares. This conversion of 483,330 new OCEANEs resulted in a reduction in financial debt for the Group of €11.66 million.
•216,591 of the new OCEANEs were subject to a request for share conversion in March 2021. On April 6, 2021, as a result of these conversion requests, a capital increase of €297,812.50 has been recognized, corresponding to the creation of 1,191,250 new shares. This conversion of 216,591 new OCEANEs resulted in a reduction in financial debt for the Group of €5.2 million.
•10,000 of the new OCEANEs were subject to a request for share conversion in August 2021. On September 1, 2021, as a result of these conversion requests, a capital increase of €13,750 has been recognized, corresponding to the creation of 55,000 new shares. This conversion of 10,000 new OCEANEs resulted in a reduction in financial debt for the Group of €0.2 million.
The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 21.24% of the share capital of the Company at December 31, 2021.
All fees and commission paid in relation to this operation have been directly recognized as operating expenses. The fees disbursed have been recognized in the financial statements for a total of €745 in 2020 and €2,303 in 2021.
Deferred tax assets and deferred tax liabilities recognized in the balance sheet at December 31, 2020 related to the 2022 OCEANEs for respectively €1.3 million and €2.0 million have been recognized in the profit and loss account in 2021.

A deferred tax liability related to the new OCEANEs has been recognized on January 25, 2021 with an impact on share capital for an amount of €4.4 million. A deferred tax asset was recognized on January 25, 2021 with an impact on the profit and loss statement under the allocation of tax loss carry forwards on the deferred tax liability reversal for €2.8 million.
For more detail on the deferred tax assets and liabilities, see Note 23 "Income Tax".

Convertible loans - Total	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Convertible loans	165,454	170,782	48,097
TOTAL	165,454	170,782	48,097

Convertible loans - Current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Convertible loans	1,312	1,312	415
TOTAL	1,312	1,312	415

Convertible loans - Non current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Convertible loans	164,142	169,470	47,682
TOTAL	164,142	169,470	47,682
12.2.Breakdown of other loans and borrowings
Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Refundable and conditional advances	3,229	3,229	3,229
Bank loans	2,645	1,540	15,824
Obligations under leases	12,281	10,131	7,069
Accrued interests	1	1	16
Other financial loans and borrowings	7	7	—
TOTAL	18,165	14,908	26,138

Other loans and borrowings - Current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Refundable and conditional advances	—	—	—
Bank loans	1,105	942	667
Obligations under leases	2,112	2,085	1,089
Accrued interests	1	1	16
Other financial loans and borrowings	7	7	—
TOTAL	3,226	3,035	1,773

Other loans and borrowings - Non current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Refundable and conditional advances	3,229	3,229	3,229
Bank loans	1,540	598	15,156
Obligations under leases	10,169	8,046	5,980
Accrued interests	—	—	—
Other financial loans and borrowings	—	—	—
TOTAL	14,939	11,873	24,365
12.2.1.Refundable and conditional advances
The following table summarizes advances outstanding at December 31, 2021, 2020 and 2019.

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2021/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2020/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2019/12/31

(in € thousands)						Net book value As of
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

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

As provided in the project assistance contract, we sent a letter to BPI in December 2019 in order to notify it of our Labcorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the aid agreement. We proposed to BPI to establish a statement of abandonment of the IT DIAB project on which the above advance is based. Following this letter, the parties met in March 2020 for the presentation of our arguments, and in June 2020 following the publication of the results of the RESOLVE-IT study, and a new letter was sent in November 2020. In this context, we are awaiting a proposal from BPI on new financial terms related to this situation and a draft amendment to the repayable advance agreement. Until we receive a response from BPI France, we consider that the fair value of this liability corresponds to the amount paid by BPI FRANCE.
12.2.2.Bank loans
In the context of the COVID-19 pandemic, the Company secured:
•A State-Guaranteed Loan (or "Prêt Garanti par l'Etat (PGE) Bancaire") for an amount of €11,000 (€10,919 net of fees), granted on June 24, 2021 by a syndicate of four French banks and paid out on June 29, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;
•A State-Guaranteed Loan (or "Prêt Garanti par l'Etat (PGE) Bpifrance") for an amount of €2,000 (€1,985 net of fees) granted on July 20, 2021 by Bpifrance and paid out on July 23, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;

•A Subsidized Loan for an amount of €2,250 (€2,250 net of fees) granted on November 23, 2021 by Bpifrance and paid out on November 26, 2021, with an initial term of six years.
The Company already intends to use the options to delay the repayment of both state-guaranteed loans above. Besides, the Prêt Garanti par l'Etat Bancaire above provides for a mandatory early repayment in full of the loans in case of a cash repayment of the existing bond debt (share conversions are not included in this provision).
The repayment hypothesis used in these consolidated financial statements includes:
•8 linear quarterly payments between September 29, 2023 and June 29, 2025 for the PGE Bancaire, and
•16 linear quarterly payments between October 23, 2022 and July 23, 2026 for the PGE Bpifrance.
The subsidized loan provides for a 4-quarter deferment of capital amortization, followed by 20 equal quarterly payments (amortization and interest) between February 28, 2023 and November 30, 2027.
Regarding the PGE Bancaire, the first-year interest rate is null (—%) and that of the following years will be communicated by the banks at the time an extension is requested. Moreover, the guarantee provided by the French State is compensated through a commission named "guarantee premium" (which increases progressively from 0.25% in the first year to 1% in the third year and beyond).
Regarding the PGE Bpifrance, the first-year interest rate is 1.85% (including 0.28% for the state guarantee) and that of the following years will be communicated by Bpifrance at the time an extension is requested. Moreover, this loans includes a one-year deferment on interest.
Regarding the subsidized loan, it bears a fixed interest rate at 2.25%.
Based on the above:
•The effective interest rate determined for the PGE Bancaire is 0.75% per year;
•The effective interest rate determined for the PGE Bpifrance is 1.95% per year;
•The effective interest rate determined for the Subsidized Loan is 2.27%.
The company has determined after analysis under IFRS that the subsidized loan should be treated in the same manner as the PGEs and that the review pursuant to IAS20 should not apply, in light of the facts, notably, that this subsidized loan:
•Constitutes Government Assistance under the "Umbrella" Scheme Notified by the French Government to the European Commission under the following references: State Aid SA.56985 (2020/N) - France - COVID-19: Temporary Framework to support companies;
•Has therefore not been granted to the Company in connection with research expenses on a particular project or investment;
•Supports the Company's cash position, similarly to the aforementioned PGEs, negotiated with and granted by Bpifrance in addition to these PGEs.
Thus, these loans are recognized using the effective interest rate method (with the aforementioned rates) and their respective IFRS values at December 31, 2021 are:
•€10,958 (of which zero at less than a year) for the PGE Bancaire;
•€2,002 (of which €125 at less than a year) for the PGE Bpifrance; and
•€2,250 (of which zero at less than a year) for the Subsidized Loan.
Bank loans consisted of the following as of December 31, 2019:

Bank loans	Loan	Facility	Interest	Available As of 2019/12/31	Installments	Outstanding As of 2019/12/31
(in € thousands)	date	size	rate
CDN 3	April 2016	500	0.72%	—	60 monthly	135
CDN 4	June 2017	600	0.36%	—	48 monthly	226
CDN 5	November 2018	500	0.46%	—	48 monthly	365
CIC 4	December 2016	265	0.69%	—	60 monthly	111
CIC 5	July 2017	1,000	0.69%	—	60 monthly	554
BNP 2	June 2016	500	0.80%	—	20 quarterly	177
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	525
BNP 4	April 2017	800	0.87%	—	60 monthly	537
AUTRES	-	—	—%	—	0	14
CDN PGE	June 2021	—	(*)	—	8 quaterly	—
CIC PGE	June 2021	—	(*)	—	8 quaterly	—
BNP PGE	June 2021	—	(*)	—	8 quaterly	—
NATIXIS PGE	June 2021	—	(*)	—	8 quaterly	—
BPI PGE	July 2021	—	1.85%	—	16 quaterly	—
BPI PRÊT TAUX BONIFIE	November 2021	—	2.25%	—	20 quaterly	—
TOTAL		5,215		—		2,645
Bank loans consisted of the following as of December 31,2020:

Bank loans	Loan	Facility	Interest	Outstanding As of 2020/12/31	Installments	Outstanding As of 2020/12/31
(in € thousands)	date	size	rate
CDN 3	April 2016	500	0.72%	—	60 monthly	34
CDN 4	June 2017	600	0.36%	—	48 monthly	75
CDN 5	November 2018	500	0.46%	—	48 monthly	241
CIC 4	December 2016	265	0.69%	—	60 monthly	58
CIC 5	July 2017	1,000	0.69%	—	60 monthly	354
BNP 2	June 2016	500	0.80%	—	20 quarterly	76
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	315
BNP 4	April 2017	800	0.87%	—	60 monthly	377
AUTRES	-	—	0.00%	—	0	9
CDN PGE	June 2021	—	(*)	—	8 quaterly	—
CIC PGE	June 2021	—	(*)	—	8 quaterly	—
BNP PGE	June 2021	—	(*)	—	8 quaterly	—
NATIXIS PGE	June 2021	—	(*)	—	8 quaterly	—
BPI PGE	July 2021	—	1.85%	—	16 quaterly	—
BPI PRÊT TAUX BONIFIE	November 2021	—	2.25%	—	20 quaterly	—
TOTAL		5,215		—		1,540

Bank loans consisted of the following as of December 31, 2021:

Bank loans	Loan	Facility	Interest	Available	Installments	Outstanding
	date	size	rate	as of		as of
(in € thousands)				2021/12/31		2021/12/31
CDN 3	April 2016	500	0.72%	—	60 monthly	—
CDN 4	June 2017	600	0.36%	—	48 monthly	—
CDN 5	November 2018	500	0.46%	—	48 monthly	115
CIC 4	December 2016	265	0.69%	—	60 monthly	4
CIC 5	July 2017	1,000	0.69%	—	60 monthly	152
BNP 2	June 2016	500	0.80%	—	20 quarterly	—
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	105
BNP 4	April 2017	800	0.87%	—	60 monthly	217
AUTRES	-	—	0.00%	—	0	20
CDN PGE	June 2021	900	(*)	—	8 quaterly	900
CIC PGE	June 2021	2,200	(*)	—	8 quaterly	2,200
BNP PGE	June 2021	4,900	(*)	—	8 quaterly	4,900
NATIXIS PGE	June 2021	3,000	(*)	—	8 quaterly	3,000
BPI PGE	July 2021	2,000	1.85%	—	16 quaterly	2,000
BPI PRÊT TAUX BONIFIE	November 2021	2,250	2.25%	—	20 quaterly	2,250
TOTAL		20,465		—		15,864
  (*) Will be defined at the end of the prorogation date.

12.4 Maturities of financial liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	2021-12-31	1 year	2 years	3 years	4 years	5 years	5 years
BPI FRANCE - IT-DIAB	3,229	—	—	—	—	—	3,229
TOTAL - Refundable and conditional advances	3,229	—	—	—	—	—	3,229
Convertible loans	48,097	415	—	—	47,682	—	—
Bank loans	15,824	667	3,728	6,424	3,694	840	470
Leases	7,069	1,089	939	925	932	942	2,242
Accrued interests	16	16	—	—	—	—	—
TOTAL - Other loans and borrowings	71,006	2,188	4,667	7,349	52,308	1,782	2,712
TOTAL	74,235	2,188	4,667	7,349	52,308	1,782	5,941
Based on the nominal amount of €56,940 at December 31, 2021, the convertible bond results in the payment of yearly interest of €1,993 (payable in two biannual installments). Its repayment is due on October 16, 2025.
Regarding the IT-DIAB advance, please see Note 12.2.1 “Refundable and conditional advances”.
13.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables provide the financial assets and liabilities carrying values by category and fair values as of December 31, 2021, December 31, 2020 and December 31, 2019:

	As of 31/12/2019
	Carrying value				Fair value
	As per	Assets at	Loans &	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	receivables	amortized
	financial	through		cost
(in € thousands)	position	profit & loss
Assets
Loans	307		307			307
Deposits and guarantees	396		396			396
Trade receivables	207		207			207
Cash and cash equivalents	276,748	276,748			276,748
TOTAL - Assets	277,658	276,748	911	—	276,748	911	—
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	165,454			165,454		165,454
Bank loans	2,645			2,645		2,645
Obligations under finance leases	12,281			12,281		12,281
Accrued interests	1			1		1
Other financial loans and borrowings	7			7		7
Trade payables	32,753			32,753		32,753
Other payables	527			527		527
TOTAL - Liabilities	216,898	—	—	216,898	—	213,669	3,229

	As of 31/12/2020
	Carrying value				Fair value
	As per	Assets at	Loans &	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	receivables	amortized
	financial	through		cost
(in € thousands)	position	profit & loss
Assets
Loans	352		352			352
Deposits and guarantees	418		418			418
Trade receivables	793		793			793
Cash and cash equivalents	171,029	171,029			171,029
TOTAL - Assets	172,592	171,029	1,563	0	171,029	1,563	0
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	170,782			170,782		170,782
Bank loans	1,540			1,540		1,540
Obligations under finance leases	10,131			10,131		10,131
Other financial loans and borrowings	7			7		7
Trade payables	20,337			20,337		20,337
Other payables	569			569		569
TOTAL - Liabilities	206,596	0	0	206,596	0	203,367	3,229

	As of 31/12/2021
	Carrying value				Fair value
	As per	Assets at	Loans &	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	receivables	amortized
	financial	through		cost
(in € thousands)	position	profit & loss
Assets
Equity investments	3,133	3,133					3,133
Loans	388		388			388
Deposits and guarantees	397		397			397
Trade receivables	57		57			57
Cash and cash equivalents	258,756	258,756			258,756
TOTAL - Assets	262,731	261,889	842	—	258,756	842	3,133
Liabilities
Conditional advances	3,229			3,229			3,229
Convertible loans	48,097			48,097		48,097
Bank loans	15,824			15,824		15,824
Obligations under finance leases	7,069			7,069		7,069
Accrued interests	16			16		16
Trade payables	12,304			12,304		12,304
Other payables	579			579		579
TOTAL - Liabilities	87,118	—	—	87,118	—	83,889	3,229
About the equity investment in the table above: As the equity investment was made on December 16, 2021, we believe that fair market value as of December 31, 2021 is consistent with the cost of the investment.
14.TRADE AND OTHER PAYABLES
Trade and other payables consisted of the following:

Trade and other payables - Total	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade payables (*)	32,753	20,337	12,304
Social security costs payables	3,598	4,477	4,087
VAT payables	2	314	23,725
Taxes payables	487	319	744
Other payables	527	569	579
TOTAL	37,368	26,015	41,438

Trade and other payables - Current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade payables	32,753	20,337	12,304
Social security costs payables	3,598	4,477	4,087
VAT payables	2	314	23,725
Taxes payables	487	319	744
Other payables	76	118	128
TOTAL	36,917	25,564	40,988

Trade and other payables - Non current	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Trade payables	—	—	—
Social security costs payables	—	—	—
VAT payables	—	—	—
Taxes payables	—	—	—
Other payables	450	450	450
TOTAL	450	450	450

(*) Of which : Accrued expenses	18,682	13,809	6,201

At December 31, 2021, trade payables amounted to €12,304 (€20,337 at December 31, 2020). This change is due to the reduction in operating expenses.
Trade payables include a significant portion of accrued expenses (€6,201 and €13,809 at December 31, 2021 and 2020 respectively), relating to yet unbilled amounts from the clinical trial sites via the Clinical Research Organizations (CROs) in charge of the Company's clinical trials.
The timeframe in which those invoices will be received by the Company is unknown and may be spread out over a long period after the services have been performed.
While at December 31, 2020, accrued expenses related to RESOLVE-IT, amounted to $9.6 million (€7.8 million) and €2.3 million, i.e. a total of €10.1 million, at December 31, 2021, they amounted to $0.9 million (€0.8 million) and €0.4 million, i.e. a total of €1.2 million). This reduction reflects the increase in RESOLVE-IT clinical trial sites closures following the decision taken mid-2020 to discontinue this study.
The VAT debt amounted to €23,725 at December 31, 2021 (€314 at December 31, 2020). This increase is related to the VAT amount collected on the upfront payment received from Ipsen in December 2021.

15.DEFERRED INCOME AND REVENUE
Out of the €120 million upfront payment received from Ipsen in application of the licensing agreement signed in December 2021, an amount of €40 million was recognized as Deferred income in 2021 (see: Note 19 "Operating Income"), of which €14,179 was recognized as Current deferred income, and €25,821 was recognized as Non-current deferred income.

16.PROVISIONS
At December 31, 2021, 2020 and 2019, this line item amounted to €313, €1,031, and €2,061, respectively.
This change mainly reflects provision reversals recorded in 2021 related to:
•Some administrative costs and costs related to the destruction of drug tablets following the decision taken mid-2020 to discontinue the RESOLVE-IT study : reversal of €366 (of which €265 was used), with the corresponding provision amounting to €12 at December 31, 2021;
•The estimated support costs related to the reduction in force plan (PSE) implemented starting in late 2020 (return-to-work bonuses, trainings, business start-up assistance and various other benefits) : reversal of €352 (of which €189 was used), with the corresponding provision amounting to €171 at December 31, 2021.

17.EMPLOYEE BENEFITS
In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plan with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Related expenses recorded for the years ended December 31, 2021, 2020 and 2019 amounted to €774, €923 and €927 respectively.
French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final liability. At December 31, 2021, 2020 and 2019 pension provisions recorded were €864 , €922 and €1,408 , respectively.
As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees in 2019, 2020 and 2021:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table
Probability of continued presence in the company at retirement age	On the basis of the DARES table

(1)INSEE is the French National Institute of Statistics; DARES is the French Bureau of Studies and Statistics

Rate	As of
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Salary growth rate - in 2022	5.80%	3.00%	3.00%
Salary growth rate - beyond	3.00%	3.00%	3.00%
Discount rate (iboxx)	0.75%	0.50%	0.87%
The discount rates are based on the market yield at December 31, 2019, 2020 and 2021 on high-quality corporate bonds.
The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation	As of
(in € thousands)	2021/12/31
Defined benefit obligation as of January 01, 2019	1
Current service cost	—
Interest cost on benefit obligation	—
Actuarial losses / (gains) on obligation	—
Past service costs	—
Service paid to employees	—
Defined benefit obligation as of December 31, 2019	1
Defined benefit obligation as of January 01, 2020 - as adjusted	1,181
Current service cost	181
Interest cost on benefit obligation	11
Actuarial losses / (gains) on obligation	(255)
Past service costs	(196)
Service paid to employees	—
Defined benefit obligation as of December 31, 2020	922
Current service cost	154
Interest cost on benefit obligation	5
Actuarial losses / (gains) on obligation	—
Past service costs	(216)
Service paid to employees	—
Defined benefit obligation as of December 31, 2021	864
The amounts in the table above reflect the impact of the April 2021 IFRIC decision on IAS 19 related to Attributing Benefits to Periods of Service. This decision resulted in a reversal for €226 of the provision at January 1, 2020 mainly due to the retirement indemnities in France, which, before this decision, were spread out as of the arrival of the employee in the Company and now only start from the date from which each service year grants benefit entitlements.
The reduction of €255 related to the cost of past services/change in settlement terms recognized between January 1, 2020 and December 31, 2020 in connection with the settlement of the rights of those employees who left the Group, notably within the scope of the PSE.
Sensitivity of the Group’s retirement and post-employment benefits to a variation of the discount rate :

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions /	present value of
(in € thousands)	discount rate	the undertaking
+	0.25%	(30)
-	0.25%	31

18.EQUITY
Share capital
Ordinary shares are classified under shareholders' equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company's bylaws)

At December 31, 2021, 2,347,639 shares have been held for more than two years and entitle their holders to double voting rights (4.71% of the issued share capital).
Changes in share capital in 2021
On February 4, 2021, as a result of share conversion requests in January 2021, a capital increase of €759,327.25 has been recognized, corresponding to the creation of 3,037,309 new shares.
On March 2, 2021, as a result of share conversion requests in February 2021, a capital increase of €664,578.75 has been recognized, corresponding to the creation of 2,658,312 new shares.
On April 6, 2021, as a result of share conversion requests in March 2021, a capital increase of €297,812.50 has been recognized, corresponding to the creation of 1,191,250 new shares.
On September 1, 2021, as a result of share conversion requests in August 2021, a capital increase of €13,750 has been recognized, corresponding to the creation of 55,000 new shares.
The Chief Executive Officer, acting on a decision and delegation from the Board of Directors on December 16, 2021, recognized on December 22, 2021 the execution of a capital increase for the benefit of Ipsen Pharma SAS. 3,985,239 new shares were created (and €28 million was collected from Ipsen Pharma SAS) on this occasion. The share capital was increased accordingly.
At December 31, 2021, the total number of shares comprising the share capital, taking into account the above, was 49,815,489 shares.
At December 31, 2021, the share capital amounts to €12,453,872.25 represented by 49,815,489 fully authorized, subscribed and paid-up shares with a nominal value of €0.25 per share. This number does not include instruments granting access to share capital which have been issued by the Company and granted to certain directors, employees and consultants of the Group including stock options, free shares (AGA) that have not fully vested and share warrants (BSA) or the shares underlying our OCEANE convertible bonds.
At December 31, 2021, the remaining unused authorizations to issue additional share-based compensation or other share-based instruments (stock options, free shares and share warrants) represent a total of 323,125 shares.
Changes in share capital in 2020
On January 26, 2021, the Chief Executive Officer, acting on a decision and delegation from the Board of Directors on November 27, 2019, determined that some of the performance and attendance conditions of the AGA D 2017-2 and AGA D 2018 and all of the AGA S 2017-2 and AGA S 2018 free shares had been satisfied as of December 31, 2020. 29,762 free shares were thus definitively vested and the same number of new shares were created. The share capital was increased accordingly.
At December 31, 2020, the total number of shares comprising the share capital, taking into account the above, was 38,888,379 shares.
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

Retained earnings (accumulated deficit)
In the present consolidated financial statements, the amount of "Retained earnings (accumulated deficit)" for 2020 reflect the April 2021 IFRIC decision on IAS 19 and IAS 38 (see Note 7 "Intangible Assets" and Note 17 "Employee Benefits"), resulting in an increase of €268 in the opening balance sheet for 2020.

19.OPERATING INCOME
In 2021, the total operating income amounted to €85,579 (€7,758 in 2020, and €40,961 in 2019).
The revenue amounted to €80,069 in 2021 (€765 in 2020, and €30,839 in 2019). It includes mainly the recognition of an upfront payment received from Ipsen in application of the licensing agreement signed in December 2021 for an amount of €80 million in 2021. The remainder of this upfront payment (€40 million) has been recognized in 2021 as deferred revenue and will be recognized as revenue throughout the execution of the double-blind period of the ELATIVE study, in accordance with IFRS 15. Other revenue recognized in 2021 relates to the license agreement with Labcorp for the deployment of NIS4 diagnostic technology in NASH.
In comparison, the revenue in 2020 mainly originated from the income generated by the license agreements with Labcorp and one-off revenue resulting from the sale of goods and services notably within the scope of the license and collaboration agreement with Terns Pharmaceuticals. The revenue in 2019 related to the the license transferred to Terns under the Terns licensing agreement.
Application of IFRS15 to the IPSEN License Agreement signed in 2021
Pursuant to IFRS 15, 27 ,28 and 29, we have identified that the agreement provides for four distinct performance obligations:
•The license for elafibranor,
•The completion of the ELATIVE Phase 3 trial until the end of the double-blind period,
•The knowledge transfer related to elafibranor, as well as support for Ipsen in future undertakings and processes, and
•The provision of drug tablets that may be needed by Ipsen to conduct their clinical trials.
The compensation under this agreement consists of an upfront payment, milestone payments, and royalties on future sales of elafibranor by Ipsen. Besides, it must be noted that, with respect to (i) support services other than the knowledge transfer and (ii) the provision of drug tablets, the agreement provides for separate prices covering all costs born by the Company to provide those goods and services, therefore constituting in each case an individual and distinct sale price for the relevant goods or service, which is not included in the aforementioned price elements.
We estimate the individual sale price of the clinical trial phase to be €40 million, including forecasted external costs, personnel expenses for the relevant staff, indirect costs pertaining to the work environment of such staff, augmented of a customary margin rate for CRO (Clinical Research Organization) contracting. This calculation of the individual sale price for the clinical trial phase reflects observable price conditions as recommended under IFRS 15.79.c. We used the same method to calculate the individual sale price of the knowledge transfer.
Regarding the calculation of the individual sale price of the license, we have analyzed recommended methods under IFRS 15.79 and determined that method (c) is the most relevant, considering in particular that the amount of this individual sale price is variable and partly uncertain. Thus, we applied the "residual" method, which stipulates that the individual sale price of the license corresponds to the difference between the total amount of the price and the individual sale prices of the knowledge transfer and the clinical trial phase. Moreover, referring to IFRS 15.B61, we determined that the date of transfer of control over the license corresponds to the date of the knowledge transfer, i.e. December 16, 2021, when key elements of the know-how were made available to Ipsen.
Regarding the recognition of revenue related to the license, we have chosen the following methods:
•The upfront payment, minus the portion of prices allocated to knowledge transfer services and clinical phase execution, has been recognized at the date of transfer of control, i.e. December 16, 2021 according to the above, as it is a static license (without implication or associated service provision);
•Milestone payments constitute variable and uncertain income, which would be, if applicable, recognized in revenue at the time they become highly probable, which means, in this case, due by Ipsen;
•Royalties would be progressively recognized in revenue as sales are completed by Ipsen, in accordance with the IFRS 15 exception for royalties constituting variable income.

Regarding the recognition of revenue related to the Phase 3 ELATIVE trial until the end of the double-blind period, we have chosen the following method:
• The part of the upfront payment allocated to this service will be recognized progressively as completion progresses.
Regarding the recognition of revenue related to the knowledge transfer, we have chosen the following method:
•The part of the upfront payment allocated to this service has been recognized on December 16, 2021 in accordance with the above.
It must be noted that the 8% equity purchase by Ipsen in the Company mentioned in note 2.4, under the terms of which Ipsen is represented in the Company's Board of Directors, has been completed on the basis of a subscription price agreed upon by the parties as representative of the value of GENFIT at the time, as we had secured future financing and created favorable conditions for the completion of the development and commercial launch of our main program. Therefore, the amount paid by Ipsen for its equity purchase does not interfere in the determination of the price of the licensing and collaboration agreement signed in December 2021 (including the Upfront Payment and other payments due for milestones identified above) and has been entirely recognized in the Group's equity.
Application of IFRS15 to the TERNS PHARMACEUTICALS License Agreement signed in 2019
The Company identified three performance obligations under the license agreement with Terns:
•An exclusive license, with the right to sub-license, to develop, manufacture, distribute and promote elafibranor in NASH and PBC in Greater China;
•A transfer to Terns Pharmaceuticals of the Company’s Licensed Know-How and data regarding elafibranor and related support until the Marketing Authorization Application by Terns Pharmaceuticals; and
•Supply by the Company to Terns Pharmaceuticals of drug product to carry out its clinical trials in Greater China. The supply of drug product following the market authorization would be subject to a separate agreement if applicable.
Under the terms of the licensing agreement, the Company has received or could potentially receive:
•A $35 million non-refundable Upfront Payment payable within 10business days from June 24, 2019 upon the transfer of the existing Company’s Licensed Know-How. This Upfront Payment was received on July 3, 2019;
•Development Milestone Payments upon the achievement of the development milestones for the licensed product;
•Commercial Milestone Payments upon the achievement of commercial milestones depending on reaching certain aggregate thresholds;
•Mid-teen percentage Royalties based on sales by Terns Pharmaceuticals in Greater China; and
•Compensation for the supply of drug product for the clinical trials on a cost-plus basis.
The potential Development and Commercial Milestone payments may represent up to $193 million.
Under IFRS 15, the allocation and recognition of revenue was determined as follows based on the fair value of each of the performance obligations:
•The $35 million upfront payment was allocated to the license and the transfer of the existing know-how and related support to Terns Pharmaceuticals based on an estimate of the latter measured as the maximum estimated value  to be incurred by the Company’s employees and management for the support given to Terns Pharmaceuticals. On this basis, $34.9 million was recognized as revenue in 2019 and $0.1 million was deferred to future periods. No such revenue was recognized in 2020 and 2021.
•Development and Commercial Milestones Payments whose payment depends on the achievement of certain scientific, regulatory or commercial objectives, as provided in the contract, are variable compensation that will be recognized as revenue when the milestones are met. No amounts were recognized in 2019, 2020 and 2021.
•Royalties on commercial sales by Terns Pharmaceuticals will be recognized as revenue pursuant to information given to the Company by Terns Pharmaceuticals, under the terms and timeframes set out in the agreement.No amounts were recognized in 2019, 2020 and 2021.
•Revenue on Supply for drug product will be recognized based on the delivery of drug product to Terns Pharmaceuticals. No amounts were recognized in 2019 and 2021. Revenue in 2020 was immaterial.
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

Other Income
Other income consisted of the following:

Other income	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
CIR tax credit	8,125	6,020	5,282
Other operating income	1,992	968	223
Government grants and subsidies	5	5	5
TOTAL	10,122	6,993	5,510
The research tax credit (CIR) amounted to €5,282 in 2021 (€6,020 in 2020), due to the reduction in research and development expenses.
In comparison, the 2020 Research Tax Credit amounted to €7,911, partially balanced with the expense amounting to €1,892corresponding to the resolution of the dispute on the 2010, 2011, 2012 and 2014 Research Tax Credit.
During 2021, the Group recognized €223 in “Other operating income” (€968 in 2020 and €1,992 in 2019), mainly comprised of exchange gains on trade receivables.

20.OPERATING EXPENSES

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2019/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(66,170)	(2,017)	(41,509)	(11,740)	(6,188)	(4,716)	—
General and administrative expenses	(17,265)	(177)	(59)	(7,598)	(8,972)	(458)	—
Marketing and market access expenses	(13,708)	(8)	—	(1,645)	(11,979)	(76)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income (expenses)	(1,649)	—	—	—	(1,668)	—	19
TOTAL	(98,793)	(2,202)	(41,568)	(20,984)	(28,807)	(5,251)	19
(*) : including reversals
The depreciation, amortization and impairment charges totaled €4.7 million, consists of a provision of €1.8 million with respect to the research tax credit litigation and due to additional depreciation due to the adoption of IFRS 16. The reversal of this provision of €1.8 million with respect to the research tax credit litigation was booked in 2020 (see above ).

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2020/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring expenses	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating income (expenses)	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)
(*) : including reversals

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2021/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,166)	(1,305)	(18,808)	(8,192)	(4,593)	(2,247)	(19)
General and administrative expenses	(16,153)	(161)	(85)	(7,379)	(8,003)	(541)	15
Marketing and market access expenses	(1,539)	(1)	(1)	(783)	(741)	(13)	—
Reorganization and restructuring expenses	(142)	(5)	—	—	(2,343)	2,206	—
Other operating income (expenses)	(763)	—	—	—	(338)	4	(429)
TOTAL	(53,763)	(1,472)	(18,895)	(16,354)	(16,019)	(591)	(433)
(*) : including reversals
Research and development expenses at each reporting date take into account estimates for ongoing activities subcontracted as part of the clinical trials and not yet invoiced, on the basis of detailed information provided by subcontractors and reviewed by the Group’s internal departments.  The accuracy of these estimates for some types of expenses improves with the progression of the trials and the review of their determination methods. As a reminder: for regulatory reasons, research services for clinical trials and the production of active ingredients and therapeutic units are contracted out to third parties.
The decrease in “Contracted Operating Expense” in 2021 is related to the suspension or the discontinuation of some studies. See Note 2 “Major events in the period and events after the reporting period”.
The decrease in "Employee expenses" mainly reflects:
•The reduced full-year headcount between 2020 and 2021, with an average headcounts decrease from 193 in 2020 to 122 in 2021 and the reduction in share-based compensation (BSA, BSAAR, SO and AGA) with no impact on the cash flow at €1,236 in 2020 and €470 in 2021,
• Partially compensated by the evolution of employee profiles and the profit sharing granted to employees in 2021 for a total amount of €628.
The "Other expenses mainly include:
•Legal fees, audit and accounting fees;
•Advisor fees (banking, press relations, communication, IT, market access, marketing, scientific advising);
•Intellectual property expenses, including in particular the charges and fees incurred by the Company for patent applications and maintenance;

•Expenses related to insurance, notably those triggered by the Company listing on the Nasdaq since 2019;
•Expenses related to the rental, use, and maintenance of the Group's premises;
•Expenses related to external personnel contracted out to the company (safety and security, front desk, clinical and IT services);
•Expenses related to travel and conferences, including mainly employee travel costs as well as scientific, medical, financial and business development conference registration fees.
The change in “Other Expenses” was mainly due to the reduction in marketing and market access expenses following the cessation of the pre-marketing of elafibranor in NASH.
The change in “Net amortization, depreciation and provisions” resulted notably from:
•Reversals in 2021 of impairments previously recognized in 2020 following the termination of RESOLVE-IT: These reversals are notably related to (i) the reorganization of vacant premises (reversal of €679 following the termination of the lease agreement and the relocation from the Company offices in Paris in 2021), (ii) some leased equipment (reversal of €441 following their sale in 2021), and (iii) some scientific and IT equipment (reversal of €374); and
•Reversals in 2021 of provisions previously recognized in 2020 related to (i) training and support commitments by the Company within the scope of the reduction in force plan (PSE) signed in October 2020 (reversal of €352 following the partial expiration of these commitments in 2021), and (iii) some administrative costs and costs related to the destruction of drug tablets following the termination of the RESOLVE-IT study (reversal of €366).
The above reversals are categorized as "Reorganization and restructuring costs".
As a reminder, in 2020, the "Net amortization, depreciation and provisions" included the reversal of the provision, which was previously recognized in 2019 related to the 2010, 2011, 2012 and 2014 research tax credit dispute, following the settlement of this dispute in 2020.
Employee expenses
Employee expenses and number of employees were as follows:

Employee expenses	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Wages and salaries	(14,018)	(13,570)	(10,328)
Social security costs	(5,171)	(5,047)	(4,775)
Changes in pension provision	(138)	74	(154)
Employee profit-sharing	—	—	(628)
Share-based compensation	(1,657)	(1,236)	(470)
TOTAL	(20,984)	(19,779)	(16,354)

Number of employees at year-end - detail	Year ended
	2019/12/31	2020/12/31	2021/12/31
Average number of employees	175	193	122
Number of employees
Research and development	108	66	55
Services related to research and development	19	16	18
Administration and management	60	43	47
Marketing and commercial	7	5	2
TOTAL	194	130	122
Number of employees
Senior staff	144	105	97
Staff	45	23	21
Others (apprentices)	5	2	4
TOTAL	194	130	122
Number of employees
Male	78	52	45
Female	116	78	77
TOTAL	194	130	122

The decrease in employee expenses resulted mainly from lower salaries and social security costs due to the reduction of the average headcount from 193 in 2020 down to 122 in 2021, which was partially compensated by the evolution of employee profiles.
The decrease in share-based compensation (BSA, BSAAR, SO and AGA with no impact on the cash flow) reflected the reduction of the workforce, coupled with the decreasing expenses recognized for the 2016-2019 AGA and SO plans (see Note 21 "Share-Based Compensation").
As the Company recorded a net profit in 2021, it granted a profit-sharing plan to its employees in accordance with the French Law, totaling €628 (payable in the first helf of 2022).

21.SHARE-BASED COMPENSATION
Share-based compensation is granted by the Group to employees, executive officers, board members and consultants.
 Share-based compensation granted to employees and executive officers in 2014 through 2020 corresponds to redeemable share warrants ("Bons de Souscriptions et/ou d'Acquisition d'Actions" or "BSAAR"), stock options ("SO") and free shares ("actions gratuites" or "AGA")
Share-based compensation granted to board members and consultants in 2014, 2015, 2017 and 2019 corresponds to share warrants ("Bons de Souscriptions d'Actions" or "BSA").
For the measurement of this share-based compensation, the Group has determined that under IFRS its consultants were not equivalent to employees.
Under these programs, holders of vested instruments are entitled to subscribe to shares of the Company at a pre-determined exercise price. All of the plans are equity settled.
No instruments were exercised during 2021, 2020, and 2019.
In 2021, only SO and AGA plans were granted as share-based compensation, the terms and conditions of which are discussed below.
 The expense recognized during 2021 pursuant to IFRS 2 was €470 (compared to €1,236 at December 31, 2020 and €1,656 at December 31, 2019).
In 2019, the Group revised its estimate of the number of equity instruments expected to be vested taking into account the number of lapsed instruments noted after 4 years of successive plans. As a result, Genfit revised the turnover rate assumption, which was estimated at 15%, to a rate of 0%, taking into account recent observations and the actual number of lapsed instruments at each closing.
The table below shows the share-based compensation under each plan according to the change in estimate mentioned above .

Share-based compensation - expense	Year ended
	2019/12/31	2020/12/31	2021/12/31
AGA S 2016-1	—	—	—
AGA S 2016-2	44	—	—
AGA D 2016-1	21	21	—
AGA D 2016-2	39	6	—
SO 2016-1	213	49	—
SO 2016-2	93	13	—
SO US 2016-1	(24)	—	—
SO US 2016-2	(11)	—	—
AGA S 2017-1	209	—	—
AGA S 2017-2	45	13	—
AGA D 2017-1	190	—	—
AGA D 2017-2	56	4	—
SO 2017-1	27	335	—
SO 2017-2	2	110	—
SO US 2017-1	(4)	—	—
SO US 2017-2	(6)	—	—
BSA-2017-A	—	—	—
BSA-2017-B	—	—	—
AGA S 2018	148	62	—
AGA D 2018	135	65	—
SO 2018	285	225	186
SO US 2018	25	24	24
AGA S 2019	41	55	39
AGA D 2019	35	63	16
SO 2019	70	123	105
SO 2019 - US	16	35	(11)
BSA 2019	7	20	—
SO US 2019	1	14	(7)
SO D 2020	—	—	14
SO C 2020	—	—	40
SO US 2020	—	—	19
AGA S 2021	—	—	29
AGA D 2021	—	—	5
SO D 2021	—	—	2
SO C2021	—	—	9
SO US 2021	—	—	2
TOTAL	1,656	1,236	470

21.1. Share warrants ( bons de souscription d'actions or BSA)
The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2019	2017		2015		2014
Share warrants ( BSA )
		BSA 2017-A	BSA 2017-B	BSA 2015-A	BSA 2015-B	BSA 2014-A	BSA 2014-B
Date of the Shareholders meeting	06/15/2018	06/16/2017		04/02/2014		04/02/2014
Date of the Management Board meeting				01/09/2015		07/24/2014
Date of the decision and delegation of the Board of Directors to the CEO	10/18/2019	11/21/2017
Date of the CEO decision	10/31/2019	12/6/2017
Beneficiaries	Consultants	Consultants and officers		Consultants and officers		Consultants and officers
Total number of BSA subscribed	35,070	18,345	18,345	12,860	12,860	46,765	46,765
Total number of BSA voided	0	0	0	12,860	12,860	46,765	46,765
Total number of BSA remaining	35,070	18,345	18,345	0	0	0	0
Issue Price	€1.23	€2.00		€0.01		€0.01
Exercise price	€12.32	€19.97		€35.95		€23.50
Estimated fair value - according to IFRS 2	€0.75	€3.78	€3.81	€25.33 /€26.89	€25.33 /€26.31	€15.61/€24.84	€15.61/€24.85
End of exercise period	05/31/2024	06/30/2022	07/15/2022	05/31/2019	11/30/2019	09/30/2018	02/28/2019
Valuation method used	Black & Scholes
Expected dividends	0%	0%		0%		0%
Expected volatility	40.0%	36.4%	35.7%	74.9%		74.9%
Risk-free interest rate	0%	0.0%		0.4%		0.4%
Expected life	0.7 years	6 years		4 years		4 years
The services performed by the consultants are mainly:
•to evaluate product development plans and propose, if necessary, changes to strategic or technical approaches;
•to advise the Company's management and the Scientific Board in identifying strategies and selecting drug candidates, based in particular on the scientific results obtained by the Group (new therapeutic targets, new compounds); and
•to assist and advise the Group in its alliance strategies, such as external growth-supporting synergies (acquisition of new competencies and the purchase of operating rights, drug candidates and innovative technologies, etc.).
•
21.2. Redeemable warrants ( bons de souscription et/ou d'acquisition d'actions remboursables or BSAAR)
At December 31, 2021,, all of the BSAAR issued by the Company in 2016 became void without being exercised.

21.3. Free shares ( actions gratuites attribuées or AGA)
The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2019		2019		2018	2017	2016
Free shares (AGA)	AGA D		AGA S
	Officers(1)	Employees	Officers(1)	Employees	AGA D and S	AGA D and S 2017-1 and 2017-2	AGA D and S 2016-1 and 2016-2

Date of the Shareholders meeting	06/15/2018				06/15/2018	06/16/2017	06/21/2016
Date of the Management Board meeting							12/15/2016
Date of the decision and delegation of the Board of Directors to the CEO	07/18/2019				11/07/2018	11/22/2017
Date of the Executive Board Meeting/CEO decision	07/18/2019				11/22/2018	12/06/2017
Total number of AGA subscribed	3,000	16,070	0	17,556	35,800	41,196	30,709
Total number of AGA voided	0	3,360	0	5,226	14,059	13,775	5,429
Total number of AGA definitively vested	0	0	0	0	21,741	27,421	25,280
Total number of AGA remaining	3,000	12,710	0	12,330	—	—	0
Vesting period	From 07/18/2019 to 09/16/2022				From 07/18/2019 to 09/16/2022	From 12/06/2017 to 12/31/2020	From 12/15/2016 to 12/15/2019
Valuation method used	Monte Carlo
Price of the share at the time of allocation	€17.06				€20.02	€21.95	€20.78
Expected dividends	0%				0%	0%	0%
Expected volatility	40.2%				38.0%	53.7%	63.0%
Risk-free interest rate	0.0%				0.0%	0.0%	0.0%
Turnover rate	0.00%				15.00%	15.00%	15.00%
(1) : Chairman and CEO

Share-based compensation Free shares(AGA)	2021
	AGA S	AGA D
	Employees	Officers (1)
Date of the Shareholders' Meeting	11/27/2019	11/27/2019
Date of the decision and delegation of the Board of Directors to the CEO	02//26/2021	03/17/2021
Date of the CEO decision	03/30/2021
Total number of AGA subscribed	32,400	15,000
Total number of AGA voided	3,400
Total number of AGA definitively vested	0	0
Total number of AGA remaining	29,000	15,000
Vesting period	From 03/30/2021 to 03/31/2024	From 03/17/2021 to 03/31/2024
Valuation method used	Monte Carlo	Monte Carlo
Price of the share at the time of allocation	4.00 €	4.15 €
Expected dividends	0%	0%
Expected volatility	51%	51%
Risk-free interest rate	-0.59%	-0.59%
Turnover rate	0.0%	0.0%
(1) Chief Executive Officer.

The final allocation of free shares is subject to continued employment with the Group and performance conditions.

21.4. Stock options (options de souscription d'actions or SO)
The key terms and conditions related to each program are detailed in the following tables:

Share-based compensation	2020			2019			2018		2017		2016
Stock option SO	SO		SO US	SO 2019	SO US 1	SO US 2	SO 2018	SO US 2018	SO 1 and 2 2017	SO US 2017	SO 1 and 2 2016	SO US 2016
	Officers (1)	Employees	Employees	Employees and Officers	Employees	Employees	Employees and Officers	Employees	Employees and Offices	Employees	Employees and Offices	Employees

Date of the Shareholders meeting	11/27/2019			06/15/18	11/27/2019		06/15/18		06/16/17		06/21/16
Date of the Management Board meeting											12/15/2016
Date of the decision and delegation of the Board of Directors to the CEO	12/11/2020			07/18/19		11/27/2019	11/7/2018		11/21/2017
Date of the CEO decision	12/11/2020			07/18/19		11/27/2019	11/7/2018		12/6/2017
Total number of SO subscribed	35,000	103,750	56,250	107,880	30,620	13,350	122,000	17,500	96,250	13,000	62,875	10,500
Total number of SO voided	0	0	0	13,350	7,000	4,450	50,322	7,787	35,273	13,000	13,169	10,500
Total number of SO definitively vested	0	0	0	0	0	0	0	0	60,977	0	49,706	0
Total number of SO remaining	35,000	103,750	48,750	94,530	23,620	8,900	71,678	9,713	0	0	0	0
Exercise price	€4.38	€3.50	€4.52	€13.99	€16.90	€14.31	€16.00	€21.65	€17.91	€22.54	€15.79	€21.12
Vesting period	From 12/31/2020 to 12/31/2023			From 07/18/2019 to 09/16/2022 and From 11/27/2019 to 01/16/2023			From 11/07/2018 to 12/31/2021		From 12/06/2017 to 12/31/2020		From 12/15/2016 to 12/15/2019
Exercice period	From 01/01/2024 to 12/31/2027			From 09/17/2022 to 09/17/2029 and From 01/17/2023 to 01/17/2030			From 01/01/2022 to 12/31/2028		From 01/01/2021 to 12/31/2027		From 12/16/2019 to 12/16/2026
Fair value	€1.16	€1.46	1.12	€4.59	€3.67	€3.23	€9.32	€6.90	€9.32		€10.30	€8.52
Valuation method used	Black-Scholes
Price of the share at the time of allocation	€3.99		€3.99	€17.06		€14.50	€22.12		€21.95		€20.79
Expected dividends	0%		0%	0%		0%	0%		0%		0%
Expected volatility	49.0%		49.0%			40.0%	44.1%		53.7%		63.0%
Risk-free interest rate	-0.7%		-0.7%	0.0%		0.0%	0.0%		0.0%		0.0%
Turnover rate	0.00%		0.00%	0.00%		0.00%	15.00%		15.00%		15.00%

	2021
	SO		SO US
Share-based compensation
Stock Options (SO)	Officers (1)	Employees	Employees
Date of the Shareholders' Meeting	06/30/2021
Date of the decision and delegation of the Board of Directors to the CEO	10/18/2021
Date of the CEO Decision	10/19/2021
Total number of SO subscribed	35000	134375	32500
Total number of SO voided	0	0	7500
Total number of SO definitely vested	0	0	0
Total number of SO remaining	35000	134375	25000
Exercise price	€3.26	€2.61	€3.22
Vesting period	From 10/20/2021 to 10/20/2024
Exercise period	From 10/21/2024 to 10/21/2031
Fair value	1.06	1.30	1.07
Valuation method used	Black-Scholes
Price of the share (€) at the time of allocation	3.24	3.24	3.24
Expected dividends	0.00		0.00
Expected volatility	50%		50%
Risk-free interest rate	(0.59)%		(0.59)%
Turnover rate	0.00		0.00
(1)Chief Executive Officer
Volatility assumptions in the above tables are determined by reference to the Company's historical share price observed on the grant date over a two- and three-year period prior to the grant date, adjusted for extreme variations, if any.
Definitive vesting is subject to continued employment with the Group and performance conditions.

21.5.Performance conditions
The SO and SO US stock option plans as well as certain free share plans (AGA "D") implemented in 2016, 2017, 2018 and 2019 are subject to internal performance conditions related to the progress of the Group's research and development programs, and to external performance conditions related to the evolution of the Company's stock price.
The other free share plans (AGA "S") and SO and AGA plans implemented starting in 2020 are subject only to internal performance conditions.
21.5.1. Performance conditions of the 2021 plans

Plans	Evaluation date for performance conditions	Nature of internal conditions
SO C 2021 SO D 2021 SO US 2021	10/20/2024
a.50% of the Stock Options will be exercisable if at least one of the following three conditions relating to the development of elafibranor in PBC and to the ELATIVE clinical trial is fulfilled:
i.ELATIVE top-line results are released to the market before or during the second quarter of 2023;
ii.a new drug application is filed for elafibranor in PBC with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in the second half of 2023 or before;
iii.elafibranor is approved by a regulatory authority in 2024.
b.15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of NTZ and the ACLF franchise is fulfilled:
i.a phase 2 clinical study or a more advanced clinical study evaluating NTZ is in ongoing or was carried out;
ii.the Company develops or acquires the rights to a new molecule (including through repositioning) for development in ACLF.

a.15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS4 diagnostic technology is fulfilled:
i.if a research and development partnership agreement relating to the implementation of the NIS4 diagnostic technology into an IVD test with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company;
ii.Labcorp’s NASHnext LDT is reimbursed by at least three payers in the United States (insurance, integrated system, etc).

a.20% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of the product pipeline of the Company is fulfilled:
i.At least one new molecule (excluding elafibranor and NTZ) is developed by the Company or the Company has acquired development rights to a new molecule outside of the ACLF franchise (performance already covered by b(ii) above);
ii.At least two phase 2 clinical studies or more advanced clinical studies are ongoing or have been completed ; not including a phase 2 clinical study or more advanced clinical study in NTZ (performance already covered by b(i) above).

Plans	Evaluation date for performance conditions	Nature of internal conditions
AGA D 2021 AGA S 2021	3/31/2024
50% of the 2021 free shares will vest if at least one of the three following conditions regarding development of elafibranor in PBC and the ELATIVE trial is met:
(i) « Last Patient Visit »of ELATIVE in the 4th quarter 2022 or before;
(ii) results of ELATIVE are communicated to the market before or during the first half 2023 ;
(iii) the filing of an marketing authorization application for elafibranor in PBC with the FDA or EMA in 2023.

25% of the free shares will vest if at least one of the two following conditions related to NIS4 diagnostic technology are met :
(i) an R&D agreement for an IVD test using NIS4 technology is signed with at least one major NASH player (big pharma, biotech, institution, etc) ;
(ii) use of NIS4 technology in at least 20 clinical studies.

25% of the free shares will vest if at least one of the two following conditions related to the Company's product pipeline is met: :
(i) a clinical study in a new indication with elafibranor or NTZ is underway or was completed ;
(ii) development or in-licensing or acquisition of rights to a new compound by the Company.

22.FINANCIAL INCOME AND EXPENSES

Financial income and expenses	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31

Interest income	2,626	1,442	274
Foreign exchange gain	2,272	4,983	8,876
Financial income occured by renegotiating the convertible bond debt OCEANE	0	0	35,578
Other financial income	324	119	52
TOTAL - Financial income	5,221	6,544	44,780
Financial expenses
Interest expenses	(11,289)	(11,643)	(4,846)
Interest expenses for leases	(148)	(134)	(109)
Foreign exchange losses	(1,657)	(13,508)	(2,163)
Other financial expenses	(17)	(11)	(5)
TOTAL - Financial expenses	(13,110)	(25,296)	(7,122)
FINANCIAL GAIN (LOSS)	(7,889)	(18,752)	37,658
Financial income includes notably the one-time buyback bonus of €35.6 million issued from the renegotiation of the OCEANEs completed in January 2021.
Interest income recognized is almost exclusively related to investments in US dollars, of which the return has decreased in 2021.
The financial expenses are related to the interest of the OCEANE and they mainly relate to the payment of coupons at the rate of 3.5% and the amortization of the discount of the bond debt at the effective interest rate of 8.8% to accrete the bond debt up to the amount that will be repaid (or converted) at maturity, recognizing a theoretical annual interest accrual as a result of the accretion on the period of an amount equivalent to the equity component at an effective interest rate.
The portion of financial gain related to currency exchange is a gain of €6,713 in 2021 notably due to the difference in currency exchange recognized on the cash investments in US dollars, as GENFIT has decided to keep some of its cash in US dollars. See Note 6 “Cash and cash equivalents”. These cash investments in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

23.INCOME TAX
For 2021, the corporate income tax payable of the Parent company GENFIT SA amounted to €5,051, which is recognized as "Other current tax liabilities" in the consolidated financial statements.
It is of note that we benefited from a reduced tax rate on part of the income from the licensing agreement signed with Ipsen pursuant to Article 238 of the French Tax Code.
The determination of the income tax expense recognized in the consolidated financial statements, which amounted to €2,215 for 2021, is summarized in the table "Effective tax rate" hereunder.
Breakdown of deferred taxes by nature

	As of	Impact on	Impact on the	As of
(in € thousands)	12/31/2019	equity	profit/loss	12/31/2020
Deferred tax liabilities	(3,182)	—	1,132	(2,050)
Deferred tax assets	1,988	—	(706)	1,282
TOTAL	(1,193)	—	426	(768)

	As of	Impact on	Impact on the	As of
(in € thousands)	12/31/2020	equity	profit/loss	12/31/2021
Deferred tax liabilities	(2,049)	(2,721)	2,455	(2,314)
Deferred tax assets	1,282	—	430	1,712
TOTAL	(767)	(2,721)	2,885	(602)

Effective tax rate

	Year ended
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Profit (loss) for the period	(65,144)	(101,221)	67,259
Tax gain (expense)	576	428	(2,215)
Profit (loss) for the period before taxes	(65,721)	(101,649)	69,474
Tax rate in France	32.02%	28.92%	27.37%
Theoretical group tax rate in France	21,046	29,401	(19,018)
Increase / decrease in tax benefit arising from :
Tax credits	2,588	1,739	1,512
Permanent differences	3,341	(404)	833
Differences between rates	125	172	7,323
Tax losses for the period, unrecognised as deferred tax assets	(25,274)	(28,603)	0
Utilisation of previously unrecognised tax losses	0	0	5,590
IFRS adjustments without tax incidence	(530)	(358)	(129)
Non recognition of deffered tax assets related to temporary differences	(114)	(775)	(24)
Recognition of deferred tax assets against deferred tax liabilities	(889)	(706)	430
Tax effects related to the renegociation of the convertible debt	0	0	1,370
Others	284	(39)	(102)
Income tax expense recognised in profit or loss	576	428	(2,215)
Effective income rate	(0.88)%	(0.42)%	(3.19)%
We are subject to a tax audit by the French revenue service on our tax returns or operations subject to review on the 2019 and 2020 periods (including the Research Tax Credit claimed for these periods), which started on December 10, 2021 and is still ongoing at the date of this document.

23.1.Losses available for offsetting against future taxable income
At December 31, 2019, 2020 and 2021, the tax loss carry forwards for the Company amounted to €384,471, €483,356 and €450,679, respectively.
Such carry forwards can be offset against future taxable profit within a limit of €1.0 million per year plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.
In 2021, the amount of tax loss carry forwards used to offset taxable profit were €33.7 million.

23.2.Deferred tax assets and liabilities
The Group's main sources of deferred tax assets and liabilities as of December 31, 2019 and 2020 related to:
Tax loss carry forwards: €384,471 and €483,356 respectively;
•Temporary differences:
◦related to the OCEANEs: a net deferred tax liability for €1,193 and €2,049 as of December 31, 2019 and 2020, respectively and
◦related to post-employment benefits: €352 and €287, respectively, each offset by a deferred tax asset of the same amount.

The Group's main sources of deferred tax assets and liabilities as of December 31, 2021 related to:
•Tax loss carry forwards: €450,679 (compared to €483,356 at December 31, 2020);
•Temporary differences related to:
•the OCEANEs: a deferred tax liability of €2,314 and an asset of 1,712, i.e., a net deferred tax liability of €602; and
•post-employment benefits: a deferred tax liability of €216 offset by an asset of the same amount;
The Company offsets its deferred tax assets and liabilities (€1,712 and €2,314, respectively), as permitted by IAS 12, resulting in a net deferred tax liability of €602 as of December 31, 2021.
The deferred income tax benefit for the period is mainly due to the decrease in the net deferred tax liability over the period.
Other than as it relates to deferred tax assets recognized based on the available deferred tax liabilities, no other deferred tax asset has been recognized as it is not probable that taxable profit will be available to offset deductible temporary differences and tax loss carry forwards.

24.EARNINGS (LOSS) PER SHARE
Basic earnings per share are calculated by dividing profit attributable to our ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by adjusting profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all potentially dilutive ordinary shares (share warrants, free shares, stock options, OCEANE convertible bonds).
The components of the earnings (loss) per share computation are as follows:

Earnings per share	Year ended
	2019/12/31	2020/12/31	2021/12/31

Profit (loss) for the period (in € thousands)	(65,144)	(101,221)	67,259
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	36,987,982	38,858,617	44,739,756
Basic earnings (loss) per share (€/share)	(1.76)	(2.60)	1.51
Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	36,987,982	38,858,617	55,613,634
Diluted earnings (loss) per share (€/share)	(1.76)	(2.60)	1.23

25.LITIGATION AND CONTINGENT LIABILITIES
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
In March 2021, the Company and the other defendants filed a motion to dismiss. In August 2021, the court granted the motion and dismissed the complaint with prejudice. In September 2021, the plaintiff filed a notice of appeal to the Supreme Court, Appellate Division, First Department, and perfected the appeal on March 9, 2022. We intend to vigorously defend the lower court’s decision in the appellate court.

26.RELATED PARTIES
Biotech Avenir SAS and The NASH Epidemiology Institute™ , an endowment fund set up by the Company, are related parties within the meaning of IAS 24.9.
The registered office of Biotech Avenir SAS and that of The NASH Epidemiology Institute™ are located at the same address as the Company. These domiciliations are provided without charge.
Biotech Avenir
Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e. the four co-founders of the Company and twelve Company employees.
Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.
At December 31, 2021, Biotech Avenir SAS held 3.79% of the share capital of the Company.
The Company did not carry out any transactions with Biotech Avenir in 2021, 2020, or 2019 , with the exception of the domiciliation without charge.
The NASH Epidemiology Institute™
The NASH Education Program™ (which became The NASH Epidemiology Institute™ ) endowment fund was created in November 2016 at the initiative of the Group to develop and finance disease awareness activities targeting medical professionals and the general public.
It was dissolved on December 31, 2020, and in that context, the endowment fund had a positive balance of €17. These funds were transferred to the benefit of the Fondation de France in 2021.
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
In January 2020, the Company signed a Memorandum of Understanding with PCAS Group setting out the conditions under which the PCAS Group would set up a second manufacturing source for the active ingredient used in the composition of elafibranor, as part of initiatives to secure the supply chain, and undertake the necessary investments to carry out this goal and to increase the production capacity of the active ingredient in view of a potential future marketing authorization. The cost to carry out technology transfers between the current manufacturing unit and the second source, €255, was to be borne by PCAS, except in case of termination of the RESOLVE-IT program. Due to the termination decision enacted on July 22, 2020, these costs were included in the closing costs of the study that were recognized in 2020. This Memorandum of Understanding was terminated in 2020 following the RESOLVE-IT topline data readout.
Ipsen Pharma SAS
The licensing agreement signed with Ipsen Pharma SAS in December 2021 provides for a certain number of service agreements to be signed with the Company in 2022.
These agreements cover support for Ipsen in future proceedings and processes (other than knowledge transfer) and the provision of drug tablets which Ipsen may require to execute its clinical trial. As per the agreement signed with Ipsen in December 2021, the prices under these agreements will cover all costs born by the Company to provide the relevant goods and services, without economic benefit for Ipsen.

27.COMPENSATION OF CORPORATE OFFICERS
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

Under these conditions, the following table details the compensation paid to the Chairman and Chief Executive Officer during the period from January 1, 2019 to September 16, 2019, and the compensation paid to the Chief Executive Officer in 2021, 2020 and during the period from September 16 to December 31, 2019 (after the change in governance) and the years in which the amounts were recognized in the statement of operations.

Compensation paid to the Chairman	Year ended
during the period from January 1, 2019 to September 16, 2019
(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Short-term employee benefits (gross + employer's social contributions, paid)	1,338	—	—
Post-employment pension & medical benefits	—	—	—
Share-based payment transactions	109	—	—
Director fees Genfit Corp (net)	22	—	—
TOTAL	1,469	—	—

Compensation paid to the Chief Executive Officer	Year ended

(in € thousands)	2019/12/31	2020/12/31	2021/12/31
Short-term employee benefits (gross + employer's social contributions, paid)	140	534	628
Post-employment pension & medical benefits	—	—	—
Attendance fees	—	—	—
Share-based payment transactions	—	41	58
Director fees Genfit Corp (net)	—	—	—
TOTAL	140	575	686
(1)Within this total, only the portion of the amounts paid in 2019 to the Chairman and Chief Executive Officer pursuant to  the 13th resolution of the Annual General Meeting of June 13, 2019, for the part of the Incentive Plan corresponding to that portion of work on the initial public offering of the Company on the Nasdaq Global Select Market carried out in 2018, i.e.,  ¾ of the amount due, i.e. a gross amount of €562,893. However, the Chairman of the Board of Directors decided to forgo the balance amount of €187,631, which had been recorded in 2019.
The Chief Executive Officer’s corporate contract contains a clause whereby, in the event of termination, he would receive a non-compete indemnity equal to:
(i)twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the past twelve months ended and
(ii)increased, where applicable, by the amount of the annual variable compensation due for the previous year. This compensation is intended to compensate the prohibition made to the Chief Executive Officer, for a period of 12 months following the termination of his functions, for whatever reason, to work in any way whatsoever with certain companies carrying out a directly competitive activity of the Company.
In addition, the Chief Executive Officer, except in the event of gross negligence within the meaning of labor law, shall receive severance pay equal to:
(i)twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the twelve past completed months and
(ii)increased, where applicable, by the amount of annual variable compensation due for the previous year.
This compensation will be paid one month after his effective termination of activity within the Group. The compensation will not be paid if, on his initiative, the Chief Executive Officer leaves the Company to exercise new functions or changes functions within the Group, or even if he has the possibility of asserting in the short term his retirement rights. It is also specified that any sum paid under the non-competition clause will be deducted from the sums due under the severance pay and vice versa. The total and maximum commitment represented by this indemnity (gross, employer charges and payroll tax) as of December 31, 2021 would amount to €523.
The Chairman of the Board of Directors, Jean-François Mouney, receives a fixed compensation. He also has use of a company vehicle and the Group’s insurance and disability plan. These benefits are totaled in the table below in the "Other remuneration" line. The Chairman of the Board of Directors also receives attendance fees granted for his participation in the work of some of the committees of the Board of Directors.
The directors' fees and other compensation due and paid to the non executive directors are as follows:

	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*
Attendance fees and other forms of remuneration payable to each of the non executive officer	During the year ended December 31,
(in euros)	2019		2020		2021
Jean-François MOUNEY (1)
Attendance fees	14,791	633	49,937	49,939	45,863	39,232
Other remuneration	88,874	88,874	286,469	286,469	286,553	286,553
TOTAL	103,665	89,507	336,406	336,408	332,416	325,785
Xavier GUILLE DES BUTTES
Attendance fees	68,016	67,580	85,020	80,660	89,822	85,020
Other remuneration	—	—	—	—	—	—
TOTAL	68,016	67,580	85,020	80,660	89,822	85,020
Frédéric DESDOUITS
Attendance fees	33,136	30,302	53,360	44,640	43,600	47,960
Other remuneration	—	—	—	—	—	—
TOTAL	33,136	30,302	53,360	44,640	43,600	47,960
BIOTECH AVENIR
Représenté par Florence Séjourné
Attendance fees	—	—	—	—	—	—
Other remuneration	—	—	—	—	—	—
TOTAL	—	—	—	—	—	—
Philippe MOONS
Attendance fees	36,188	41,202	45,780	41,420	16,986	25,161
Other remuneration	—	—	—	—	—	—
TOTAL	36,188	41,202	45,780	41,420	16,986	25,161
Anne-Hélène MONSELLATO
Attendance fees	44,472	53,410	50,140	45,780	52,320	52,320
Other remuneration	—	—	—	—	—	—
TOTAL	44,472	53,410	50,140	45,780	52,320	52,320
Catherine LARUE
Attendance fees	33,136	28,122	43,600	43,600	47,651	45,780
Other remuneration	—	—	—	—	—	—
TOTAL	33,136	28,122	43,600	43,600	47,651	45,780
Katherine KALIN
Attendance fees	—	—	15,805	4,360	43,600	39,240
Other remuneration	—	—	—	—	—	—
TOTAL	—	—	15,805	4,360	43,600	39,240
Eric BACLET
Attendance fees	—	—	20,165	6,540	62,881	62,336
Other remuneration	—	—	—	—	—	—
TOTAL	—	—	20,165	6,540	62,881	62,336
Jean-François TINE
Attendance fees	—	—	—	—	39,724	23,919
Other remuneration	—	—	—	—	—	—
TOTAL	—	—	—	—	39,724	23,919
TOTAL	318,613	310,123	650,276	603,408	729,000	707,521
(1)
The attendance fees and other remuneration for Jean-François Mouney above correspond to amounts due for the period from September 16, 2019 to December 31, 2019 and the full year 2020 and 2021.
In addition, the Company has provided corporate officers, directors and members of the Executive Committee a “directors and officers” insurance against claims relating to certain actions they may take in the performance of their duties. For the 12 months of the calendar year 2021, the insurance premium for the implementation of this insurance coverage amounted to €2,052 (€1,316 in 2020 and €3,146 in 2019)

28.COMMITMENTS
Obligations under the terms of subcontracting agreements

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
Such agreements are generally cancellable contracts and not included in the description of the Group’s contractual obligations and commitments.
Obligations under the terms of license and collaboration agreements
The Company has entered into a licensing agreement with Genoscience Pharma whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in the Company's consolidated financial statements for the period ending December 31, 2021.
Obligations under the terms of lease agreements
The Company has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €600 at December 31, 2021, €600 at December 31, 2020, and €542 at December 31, 2019.