Form 20-F
period 2022-12-31
Genfit S.A.
filed 2023-04-18
CIK 1757064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary shares: 49,834,983 shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
“GENFIT,” the GENFIT logo, “RESOLVE-IT”, “NIS4”, "NIS2+", “ELATIVE”, "NASHnext", and other trademarks or service marks of GENFIT S.A. appearing in this Annual Report on Form 20-F, or annual report, are the property of GENFIT S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and in accordance with IFRS as adopted by the European Union. Our financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our plans to develop and commercialize elafibranor, tests powered by our NIS4 technology or its improvements and our other drug candidates;
•the initiation, timing, progress and results of our preclinical studies and clinical trials, including the timing of availability of data from our clinical trials;
•our ability to successfully expand and advance our pipeline of drug candidates, including through in-licensing agreements;
•our and our collaborators' ability to expand the research, clinical and commercial use of diagnostics incorporating our NIS4 technology or its improvements;
•the timing of our planned regulatory filings;
•the timing of and our ability to obtain and maintain regulatory approvals;
•the clinical utility and market acceptance of our drug candidates and tests powered by our NIS4 technology or its improvements;
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
•Delays in the commencement, enrollment and completion of clinical trials, including our Phase 3 ELATIVE trial of elafibranor in PBC, could result in increased costs to us and delay or limit our ability and that of Terns Pharmaceuticals, Inc., or Terns Pharmaceuticals, or Ipsen Pharma SAS, or Ipsen, our partners for elafibranor, and that of any future collaborators, to obtain regulatory approval for elafibranor and our other drug candidates.
•We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval or certification, as applicable, and without regulatory approval or certification, we will not be able to market our product candidates.
•We have obtained breakthrough therapy designation from the FDA for elafibranor in the treatment of PBC and we, or our collaborators, may seek to avail ourselves of various designation mechanisms (such as orphan drug designation, Fast Track and breakthrough therapy designation) to accelerate the development or approval of our other drug candidates, including GNS561 in CCA but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor, or other product candidates, will receive marketing approval for this indication.
•Our future capital resources depend in large part on the success of development of elafibranor in PBC. Because our access to alternative financing is limited, failure in PBC could impact our strategic decisions with respect to the development of our other product candidates and may affect the development or timing of our business prospects.
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
•If we, or our current and future collaborators are unable to establish sales, marketing and distribution capabilities for elafibranor or our other product candidates, we may not be successful in commercializing those product candidates if and when they are approved.
•We have entered, and may in the future enter into, collaboration, licensing or co-marketing agreements with third parties for the development and eventual commercialization of our product candidates and NIS4 diagnostic technology or its improvements and may not generate revenues from these agreements.
•We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units and may not be able to control their work as effectively as if we performed these functions ourselves.
•We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an in-vitro diagnostic, or IVD, powered by NIS4 or its improvements for use as a clinical diagnostic. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices.
•Starting in mid-2020 and into 2021, we embarked on a significant strategic reorientation which resulted in a significant changes to our organization and workforce. As a result, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.
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
•Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and the NASHnext, a Laboratory Developed Test, or LDT, or an IVD powered by NIS4 or its improvements for clinical care.

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
In 2019, we entered into a licensing and collaboration agreement with Terns Pharmaceuticals for elafibranor in China, Hong Kong, Macau and Taiwan (Greater China), and in December 2021, the remaining worldwide rights to elafibranor in all indications were licensed to Ipsen. As part of the collaboration with Ipsen, elafibranor, our most advanced drug candidate, is currently being evaluated in a Phase 3 ELATIVE clinical trial in primary biliary cholangitis, or PBC. Pursuant to this agreement, we remain responsible for the conduct of the Phase 3 ELATIVE study until mid-2023 when it will be fully transferred to Ipsen.
Only two treatments are currently approved and marketed in this indication, UDCA, approved by the FDA to treat PBC in 1997, and Ocaliva, approved by the FDA and European Commission for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA, and these treatments do not meet the medical needs of all patients. A limited number of treatments are therefore approved for the management of this disease and we have little experience with drug development in this disease area. The development and approval of drug candidates to treat PBC may therefore present an even higher level of risk than in other indications.
We expect the topline results of the Phase 3 ELATIVE clinical trial will be available towards the end of the second quarter of 2023, and it is possible that this clinical trial, and our other ongoing or future clinical trials in general, could fail to meet their primary endpoints, as was the case with our Phase 3 RESOLVE-IT trial evaluating elafibranor in non-alcoholic steatohepatitis, or NASH, in 2020, or are delayed, additional development is necessary. Despite a favorable outcome in clinical trials, the regulatory authorities may also consider that the clinical results of these trials are insufficient to grant or maintain a marketing authorization. These different risks are further described below.

Our development programs, other than elafibranor, are at a much earlier stage of development. Clinical development of these product candidates faces similar risks and challenges as our development of elafibranor in PBC.
A failure of our Phase 3 clinical trial for elafibranor in PBC, or a delay or the failure to receive related marketing authorization for the product would therefore have a negative impact, even more so since it would impact our most advanced product candidate in our portfolio of drug candidates. As a result, our ability to fund our other programs could be severely impacted which could significantly affect the future of our Group.
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
Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us or our current and potential future collaborators, have suffered significant setbacks in Phase 3 clinical trials and at other stages of clinical development, in particular in NASH and PBC, even after seeing promising results in earlier clinical trials.
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
We are currently conducting our Phase 3 ELATIVE trial of elafibranor in PBC for which the last patient in the double-blind part of the study was enrolled in June 2022. In addition, we have launched two clinical studies in the first half of 2023, including a Phase 1/2a study for GNS561 in cholangiocarcinoma, or CCA, and a Phase 2 study in VS-01 in acute on chronic liver failure, or ACLF. Delays in the commencement, enrollment and completion of our clinical trials or those of our partners, Terns Pharmaceuticals or Ipsen or any future collaborator, could increase our product development costs or limit our ability to obtain regulatory approval of our drug candidates. In the past, we have experienced some delays in enrollment in our clinical trials, including in our RESOLVE-IT clinical trial in NASH. We have also experienced, and may continue to experience delays and challenges in enrollment in clinical trials due to the COVID-19 pandemic, for example with patients postponing site visits due to developing COVID, or having to be re-screened because they fell out of the screening window. COVID also led to administrative backlogs at sites and with regulatory authorities due to continued high volumes of trials and staffing shortages.

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
•inability to reach agreements on acceptable terms with prospective contract research organizations, or CROs, trial sites and contract manufacturing organizations or CMOs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, trial sites and CMOs;
•clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;
•discussions with the FDA, European Medicines Agency or EMA, the competent authorities of European Economic Area, or EEA, countries or other non-U.S. regulators regarding the scope or design of our clinical trials, which may occur at various times, including subsequent to the initiation of the clinical trial;
•governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;
•varying interpretations of our data, and regulatory commitments and requirements by the FDA, EMA, European Commission and similar foreign regulatory authorities;
•inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indications targeted by our product candidates;
•the delay in receiving results from or the failure to achieve the necessary results in other clinical trials;
•inability to obtain approval from institutional review boards, or IRBs, or positive opinions from Ethics Committees, to conduct a clinical trial at their respective sites;
•lack of effectiveness of product candidates during clinical trials;
•suspension or termination by a data and safety monitoring board, or DSMB, that is overseeing the clinical trial;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•failure to conduct clinical trials in accordance with regulatory requirements;
•severe or unexpected drug-related adverse effects experienced by patients, death of a patient during a trial or any determination that a clinical trial presents unacceptable health risks;
•a breach of the terms of any agreement with, or termination for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates, or investigators leading clinical trials on our product candidates;
•inability to timely manufacture or deliver sufficient quantities of the product candidate, or other consumables required for preclinical studies or clinical trials;
•difficulty identifying, recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our trial, the rarity of the disease or condition, the rarity of the characteristics of the population being studied (for example PBC, ACLF and CCA), the nature of the protocol, the risks of procedures that may be required as part of the trial, such as a liver biopsy, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial, and competition from other clinical trial programs for the same indications or with products with the same mechanism of action as our product candidates;
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

As we engage in other large and complicated trials and trials in advanced disease populations, including our ongoing Phase 3 ELATIVE  trial evaluating elafibranor in PBC, we may experience a number of complications that may negatively affect our plans or our development programs. The ELATIVE  trial in particular is made complex by the fact that it is an orphan disease with a small number of patients and the fact that one of our competitor’s product is the only one to have recently received market approval in this indication, and another Phase 3 trial in PBC is enrolling patients at the same time as ours which may compromise our ability to retain or recruit patients or complete the trial on time. Potential discussions with the FDA, the EMA, competent authorities of EEA countries or other regulatory authorities outside the United States or EEA regarding the scope or design of our clinical trials may also happen at any time.
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
We cannot be certain that elafibranor or any of our other product candidates, even if they meet clinical and regulatory requirements, will receive regulatory approval or certification, as applicable, and without regulatory approval or certification, we or our collaborators will not be able to market our product candidates.
We currently have no products approved for sale and we cannot guarantee that we or any of our current or future collaborators will ever have marketable products. Our business and financial situation currently depends substantially on the successful development and commercialization of elafibranor in PBC. Our ability to generate near-term revenue derived from product sales will depend on the successful development and regulatory approval of elafibranor in PBC by our collaborators, and in particular, Ipsen, in the United States, the EEA and other countries.
The development of drug candidates and NIS4 technology and issues relating to their approval, CE marking, and marketing are subject to extensive regulation by the FDA in the United States, and EMA, European Commission (EC) and competent authorities of EEA countries in the EEA and comparable foreign regulatory authorities in other countries, with regulations differing from country to country.
We or our current or future collaborators will not be permitted to market our drug candidates in the United States or the EEA until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization, or MA, from the European Commission (based on the positive opinion of the EMA), as applicable. The same is true for other countries, including the United Kingdom since Brexit. We have not submitted at this time any marketing applications for any of our product candidates and neither have Ipsen nor Terns Pharmaceuticals, our development partners for elafibranor, for its products. NDAs, marketing authorization applications or MAAs and MAs in other countries must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. These marketing applications must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA, MA or other marketing authorization is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval.
We cannot predict whether our ongoing or planned future trials and studies will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date, or for ongoing trials, with our interim results.
Regulatory authorities in countries outside of the United States and EEA also have requirements for approval of drug candidates and diagnostics, or certification, with which we and our collaborators must comply prior to marketing in those countries. Obtaining regulatory approval or certification for marketing of a drug candidate or diagnostic in one country does not ensure that we will be able to obtain regulatory approval or certification in any other country. In addition, delays in approvals or certifications or rejections of marketing or certification applications in the United States, EEA or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products, as applicable. Also, regulatory approval or certification for any of our product candidates may be withdrawn.
If we, our collaborators Ipsen and Terns Pharmaceuticals or a future partner are unable to obtain approval from the FDA, the EC or other comparable foreign regulatory authorities for elafibranor and our other product candidates, or approval or certification of an IVD using NIS4 technology or its improvements, or if, subsequent to approval or certification, we, our collaborators Ipsen or Terns Pharmaceuticals or a future partner are unable to successfully commercialize elafibranor, an IVD using NIS4 technology or our other product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

We are currently developing GNS561 in cholangiocarcinoma in a Phase 1b/2 trial with trametinib, a MEK-targeting protein kinase inhibitor and may pursue other combination programs in the future, which present additional risks in comparison with single drug programs.
We are currently developing GNS561 in cholangiocarcinoma in a Phase 1b/2 trial with trametinib, an MEK-targeting protein kinase inhibitor. We may also assess in the future, as part of some of our other current programs or future programs, the potential combinations of some of our drug candidates in combination with other treatments or other of our drug candidates. medications.
Patients enrolled in this and future trials may not be able to tolerate these drug candidates in combination with other treatments. Even if any drug candidate in development were to receive marketing approval or be marketed for use in combination with other existing treatments, we would still be exposed to the risks that the FDA, EMA or other regulatory authorities may withdraw approval of the treatment used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues arise with such existing treatments. Combination treatments are commonly used for the treatment of cancers and we would be exposed to similar risks if we developed another of our drug candidates for use in combination with other treatments for indications other than cancer. This could result in our own products, if approved, being taken off the market or being less commercially successful.
We may also evaluate our current drug candidates or any other future drug candidates in combination with other treatments that have not yet been approved for marketing by the FDA, EMA or other regulatory authorities. We or potential current or future partners would not be able to commercialize and sell these drug candidates if, in the end, these associated treatments do not obtain marketing approval.
We have obtained breakthrough therapy designation from the FDA for elafibranor in the treatment of PBC and we, or our collaborators, may seek to avail ourselves of various designation mechanisms (such as orphan drug designation, Fast Track and breakthrough therapy designation) to accelerate the development or approval of our other drug candidates, including GNS561 in CCA but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that elafibranor, or other product candidates, will receive marketing approval for this indication.
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
In addition, even if one or more drug candidate qualifies as a breakthrough therapy, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may also seek Fast Track designation from the FDA, apply for the EMA's similar program called PRIME, or seek orphan drug designation for our product candidates in the future, and even if granted, these designations may not lead to accelerated regulatory approval, or approval at all.
Even though we have obtained orphan drug designation for elafibranor for the treatment of PBC in both the US and EEA, we, or Ipsen, may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity. We have also received and may continue to seek orphan drug designation for other of our product candidates, but we may not be able to obtain it or maintain the benefits associated.
Regulatory authorities in some jurisdictions, including the United States and the EEA, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EC from approving another marketing application for the same drug for that time period.
We received orphan drug designation in both the US and the EEA for elafibranor for the treatment of PBC in 2019, and Ipsen may request the orphan drug designation for elafibranor in another indication or for other drug candidates that we may develop in the EEA and/or the United States. GNS561 also received orphan drug designation in the United States for the treatment of CCA, and VS-01 received orphan drug designation in both the United States and EEA for treatment of ACLF and in the United States for treatment of hyperammonemic crisis. We may also seek orphan drug designation for future product candidates and indications.

However, we or our partners may not receive such designation for other drug candidates that we or our partners may develop in the EEA and/or the United States or for any other drug candidate in any other jurisdiction, or for elafibranor, VS-01 or GNS561 in any other indication. Even if we or our partners successfully receive the orphan drug designation, the orphan drug designation does not necessarily guarantee market exclusivity on a given market. Even if we or our partners successfully obtain the exclusivity pertaining to the orphan drug designation for any of our drug candidates, this exclusivity may not protect the product efficiently as exclusivity may be suspended under certain circumstances. In the United States, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EEA, the exclusivity pertaining to the orphan drug designation will not prevent the marketing approval of a similar drug for the same condition if the later drug is shown to be safer, more effective or otherwise clinically superior to the first drug, or if the owner of the market approval of the first product does not have the capacity to deliver sufficient quantities of the product. In addition, if another orphan designated product receives marketing approval and exclusivity for the same condition as the one for which we or a future partner seek to develop a drug candidate, we or our partner may not be able to receive approval of our drug candidate by the relevant regulatory authorities for a significant period of time.
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
The EEA and third countries have equivalent laws and obligations that could equally impact the approval of our product candidates.
Our future capital resources depend in large part on the success of development of elafibranor in PBC. Because our access to alternative financing is limited, failure in PBC could impact our strategic decisions with respect to the development of our other product candidates and may affect the development or timing of our business prospects.
Our future capital resources depend in large part on the success of development of elafibranor in PBC. Top-line results in the Phase 3 ELATIVE clinical trial are expected towards the end of the second quarter of 2023, and it is possible that the study may not meet its primary or secondary endpoints or demonstrate an acceptable safety profile. Because we have limited access to capital to fund our operations, failure of the PBC program, a delay or the refusal of marketing authorization in this indication could significantly negatively affect our resources available to allocate to research, collaboration, management and financial resources toward particular compounds, programs, product candidates or therapeutic areas. We may be restricted in the opportunities we can pursue, and we may be required to collaborate with third parties to advance a particular product candidate at terms that are less than optimal to us. Because of our limited resources, we may also have to decline to pursue opportunities that may otherwise prove to be profitable.

Our product candidates may have undesirable side effects which may require us to stop a clinical trial or which may delay or prevent marketing approval, or, if approval is received, require our product candidates to be taken off the market, require them to include safety warnings or otherwise limit their sales.
Unforeseen side effects from any of our product candidates could arise either during clinical development, forcing us to potentially stop or terminate a trial, or, if approved or CE marked, after the approved or CE marked product has been marketed. If severe side effects were to occur, or if elafibranor or one of our other product candidates is shown to have other unexpected characteristics, we or our current or future collaborators may need to either restrict our use of such product to a smaller population or abandon our or their development.
In addition, our product candidates are being developed as potential treatments for severe, life-threatening diseases and, as a result, our trials will necessarily be conducted in a patient population that will be more prone than the general population to exhibit certain disease states or adverse events. For example, PBC patients may suffer from other co-morbidities such as osteoporosis that may increase the likelihood of certain adverse events. It may be difficult to discern whether certain events or symptoms observed during our trials were due to our product candidates or some other factor, resulting in our company and our development programs being negatively affected even if such events or symptoms are ultimately determined to be unlikely related to our drug candidates. We cannot ensure that additional or more severe adverse side effects with respect to elafibranor, NTZ, GNS561, VS-01 or any other drug candidate  will not develop in current or future clinical trials or commercial use, which could delay or preclude their regulatory approval, limit their commercial use or require them to be taken off the market.
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
•regulatory authorities may require us or current or future collaborator(s) to take our approved or CE marked product off the market;
•we or current or future collaborators  may be subject to litigation or product liability claims; and
•our reputation or that of our current or future collaborators may suffer.
Risks Related to the Discovery and Development of, and Obtaining Regulatory Approval or CE Certificates of Conformity for, our Diagnostic Test
The development of our NIS4 technology and its variations and improvements, including NIS2+, and tests powered by this technology requires access to clinical trials, data and clinical samples in NASH patients and therefore our development is also subject to the risks related to these trials.
In support of the development of our drug candidates, we conduct research and development programs to identify new, innovative diagnostic strategies, in particular to determine the population of patients to be treated. We initially developed NIS4 diagnostic technology and have sought to continually make improvements, with the primary objective of making it easier to identify patients with NASH who are eligible for therapeutic intervention. Our NIS2+ technology is one of the improvements on NIS4 and carries with it the same objective.
Today, NIS4 technology is out-licensed to Labcorp and Q Squared Solutions LLC or Q2 to allow them to develop and deploy a test powered by NIS4 technology in the clinical research space. Since 2020, we have also out-licensed to Labcorp, the rights to develop NIS4 technology as an LDT and in 2021, Labcorp launched NASHnext, an LDT powered by NIS4 technology to provide broad clinical availability of the test to specialty and primary care physicians across the U.S. and Canada and to identify patients with significant fibrosis or at-risk of NASH. Labcorp is leveraging its deep experience in commercializing innovative diagnostics to educate providers on NASH and the importance of non-invasive testing. We believe this agreement will enable broader test availability to support evidence generation, demonstration of clinical utility, and favorable market access of the test powered by NIS4 technology. We intend to benefit from these advantages to support the next step of the development, clearance, and commercialization of an in vitro diagnostic medical device or IVD powered by NIS4 or its variations to enable even broader availability of the clinical diagnostic outside of the central lab setting.
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
Despite the care applied to the development of NIS4 technology, we could discover, after the development phase, inherent defects in the product or technology that were undetectable or inconspicuous defects based on the existing technical and scientific knowledge during the development. A failure may occur at any time during one of these clinical developments. The results of earlier clinical trials or studies does not allow predicting future results and NIS4 technology may not obtain favorable results in ongoing or future clinical studies. Results for additional clinical trials may not validate earlier positive results from other trials, which could call into question NIS4 technology's utility and medico-economic benefit. It is possible, in particular, that an LDT or IVD powered by NIS4 or its variations, at the time of its launch on the market for clinical care, will not replace the current tests and medical examinations. In that case, the place of a test powered by NIS4 or its variations, initially or as a complement or substitute of certain examinations would have to be assessed through additional clinical studies that would allow evaluating its medico-economic benefit often required to obtain reimbursement. The results of these studies may not support the use of a test using NIS4 technology within the standard of care in a way that meets the needs of clinical practitioners or demonstrates a favorable economic outcome. With such results, a test powered by NIS4 or its variations may not obtain reimbursement, especially in European countries, which could materially affect product sales.
Moreover, the data gathered during these trials and studies are subject to different interpretations, and regulatory authorities may not interpret our data as favorably as us or our collaborators, which may delay, limit or prevent the regulatory authorization or certification for the use of an IVD powered by NIS4 or its variations as a diagnostic tool for clinical care. In addition, the design of these trials may determine if their results can support the application for marketing approval or certification and procedural defects of a trial may not be visible before the trial reaches an advanced stage. We or our collaborators may not be able to design and conduct a clinical trial sufficient to support a regulatory market approval or certification of an IVD powered by NIS4 or its variations for clinical care, which may have a significant unfavorable impact on our prospects and activities.
Changes in regulatory requirements or guidelines issued by the regulatory authorities, or unforeseen events occurring during these trials may force us or our collaborators to alter the protocol or impose new requirements within the framework of these trials or studies, which may result in higher costs and delays in the development schedule of NIS4 technology. If delays occurred in the completion of these clinical trials, or if they were terminated, or if additional clinical trials or studies were required besides the planned ones, this would impact the commercial prospects of an IVD powered by NIS4 or its variations and our ability to generate direct or indirect commercial revenue from this product would be delayed.
We intend to develop and market an IVD powered by NIS4 technology, or its improvements, as a clinical diagnostic and as such, NIS4 remains a product in development subject to the hazards of diagnostic product development. In addition, there is no assurance that we will be able to receive the necessary regulatory approvals or CE Certifications of Conformity to market an IVD, powered by NIS4 technology or its improvements or achieve commercialization of this product candidate for our intended market, or that a drug to treat NASH will be approved.
In order to reach the largest number of NASH patients possible, we intend to develop an IVD powered by NIS4 technology or its improvements to identify patients with NASH and fibrosis who may be eligible for therapeutic interventions in a field where no NASH-specific non-invasive test has been approved or CE marked nor commercialized for clinical care to date and for which clinical experience is currently limited. Our development approach relies therefore on new methodologies. It is thus possible that, in this context, our clinical trials do not meet a favorable outcome or that, despite a favorable outcome, regulatory authorities determine that the results of our clinical trials or those of our collaborators are insufficient to grant market approval or CE Certificates of Conformity for an IVD test using the NIS4 technology for clinical care.
In order to be allowed to directly market and sell an IVD powered by NIS4 or its improvements in the EEA, IVD manufacturers must demonstrate compliance of their products through a conformity assessment procedure, which, depending on the risk classification of the product, may involve a Notified Body. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure. The successful completion of the conformity assessment procedure is a prerequisite to being able to affix the CE mark to products, allowing manufacturers to market IVDs in the EEA. In the United States, the product must achieve FDA approval/clearance. Other relevant regulatory requirements must be met to market in other countries. In the United States, IVD tests are regulated as medical devices.
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
We currently do not have any IVD approved, cleared or CE marked test that has been approved for marketing through such a regulatory process and we cannot guarantee that we or potential collaborators will ever develop marketable IVD tests. We have not submitted any marketing applications for any IVD test with the FDA, nor submitted any application for certification with any Notified Body in the EEA, and, in particular, we have not submitted any marketing application for NIS4.

Concurrently with evaluating the FDA approval process for our IVD test, we are collecting data to submit an application to a Notified Body in the EEA to obtain a CE Certificate of Conformity and to affix the CE mark to the IVD in the EEA. Like the U.S. approval process, the conformity assessment process preceding the delivery of a CE Certificate of Conformity by a Notified Body permitting the affixing of the CE mark in the EEA may be lengthy and expensive, and the exact date of a CE Certificate of Conformity, if achieved at all, remains hard to predict.
Each regulatory authority may indeed refuse to issue approval or certification, impose conditions to such issuance, or require additional data prior to issuance, even when such approval or certification would have been already granted by regulatory authorities in other jurisdictions. Regulatory authorities may also modify their approval or certification policies, particularly by adding new or additional conditions to grant approval or certification. As an example, Regulation (EU) 2017/746 (IVDR) governing IVDs in the EEA entered into application on May 26, 2022. The changes to the regulatory system implemented in the EEA by the IVDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, new classifications to indicate risk levels of individual IVDs, requirements for conformity assessment by Notified Bodies of most IVDs, additional requirements concerning the scope and content of quality management systems, traceability of products and transparency as well as increased responsibility of economic operators, including those required of importers and distributors within the EEA of products manufactured in third countries. We are also required to provide clinical data in the form of a performance evaluation report as part of the conformity assessment process prior to CE marking and in post marketing clinical follow-up activities. Fulfillment of the obligations imposed by the IVDR may cause us to incur substantial costs. We may be unable to fulfil these obligations, or our Notified Body, where applicable, may consider that we have not adequately demonstrated compliance with our related obligations to merit a CE Certificate of Conformity on the basis of the IVDR.
We or our potential collaborators may be subject to delays in obtaining the CE Certificate of Conformity required to affix the CE Mark to our IVD and market a test using NIS4 or its improvements for clinical care, or even not be successful in receiving certification, due to the entry into force the IVDR in the EEA. Such delay or failure may have an unfavorable impact on our ability to market a test using NIS4 technology or its improvements and our ability to generate direct or indirect revenue from this activity.
Even after regulatory approval or CE Certificates of Conformity have been granted or declarations of commercialization have been filed with regulatory authorities, IVD tests remains subject to materiovigilance and market-surveillance obligations concerning incidents and risks of incidents related to their use. Even though such incidents may occur and lead regulatory authorities to suspend, vary or even revoke the market authorization or CE Certificates of Conformity of such products. Regulatory authorities may also conclude that procedures put in place by us or our collaborators are insufficient in order to identify and handle incidents, and could suspend commercialization of the products until these procedures are considered sufficient.
Risks Related to the Commercialization of Our Drug Candidates and Diagnostic Test
Even if approved, our product candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.
The commercial success of elafibranor as a potential treatment for PBC or in other indications, an LDT or IVD powered by NIS4 or its improvements or our other drug candidates, if approved or cleared, will depend upon their acceptance among the medical community, including physicians, healthcare payors and patients. Given that there are a limited number of products approved for the treatment of PBC, we do not know the degree to which elafibranor would be accepted as a therapy, if approved. Additionally, we cannot be assured that NASHnext, or IVD powered by NIS4 or its improvements will be accepted by the medical community as a means of identifying patients with NASH or fibrosis who may be appropriate candidates for therapeutic intervention, and even if an LDT or IVD powered by NIS4 or its improvements is used, a physician may still require additional testing (e.g. liver biopsy) to confirm diagnosis. The degree of market acceptance of elafibranor, NASHnext or IVD powered by NIS4 or its improvements and any of our other drug candidates that may be approved will depend on a number of factors, including:
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
•in the case of elafibranor, the ability of our partners, Ipsen and Terns Pharmaceuticals or of a potential future collaborator to access the PBC market or in other future indications;
•for an LDT powered by NIS4 or its improvements , the ability of our partner, Labcorp or of a potential future collaborator to access the clinical research or clinical diagnostic market;
•for an IVD powered by NIS4 or its improvements, our ability to develop, obtain regulatory approval and commercialize an IVD test for clinical care;
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
If we, or our current and future collaborators are unable to establish sales, marketing and distribution capabilities for elafibranor or our other product candidates, we may not be successful in commercializing those product candidates if and when they are approved.
We have no sales, marketing or distribution experience and if we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved. To develop internal sales, distribution and marketing capabilities, we would need to invest significant amounts of financial and management resources, prior to any confirmation that our product candidates will be approved. Worldwide development and commercialization rights for elafibranor, our most advanced drug candidate, are licensed exclusively to Ipsen in PBC and in all other indications, with the exception of rights licensed to Terns Pharmaceuticals for the development and commercialization of elafibranor in NASH and PBC in mainland Greater China. Additionally, in connection with the development of NIS4 technology, we entered into license agreements with Labcorp and Q2 to allow them to develop and deploy a test powered by NIS4 technology in the clinical research space. Since 2020, Labcorp also holds rights to develop and commercialize an LDT powered by NIS4 technology to specialty and primary care physicians across the U.S. and Canada. We are therefore heavily dependent on the sales, marketing and distribution capabilities of our partners Ipsen, Terns Pharmaceuticals and Labcorp.
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

Any of our product candidates for which we or our collaborators obtain marketing approval or CE Certificates of Conformity will be subject to ongoing regulation and could be subject to post-marketing restrictions or withdrawal from the market. Furthermore, we or our collaborators may be subject to substantial penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products following approval or receipt of CE Certificates of Conformity.
Even if we or our collaborators receive regulatory approval or CE Certificates of Conformity for a product candidate, this approval or certification may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies or diagnostic solutions. For instance, a regulatory approval may limit the indicated uses for which we or our collaborators can market a product or the patient population that may utilize the product, or may be required to carry a warning, such as a boxed warning, in its labelling and on its packaging. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively.
Additionally, any of our product candidates for which we or our collaborators obtain regulatory approval or certification, as well as the manufacturing processes, post-approval studies and measures, labelling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the EMA, competent authorities of EEA countries, FDA, other regulatory authorities, and Notified Bodies, as applicable. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping.
Approved drugs that are manufactured or distributed in the United States pursuant to FDA approvals and in the EEA following an MA from the European Commission are subject to pervasive and continuing regulation by the EC, the EMA, or national regulatory authorities in EEA countries and the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion and reporting of adverse experiences with the drug.
After approval, most changes to the approved drug, such as adding new indications or other labelling claims and some manufacturing and supplier changes are subject to prior FDA, EC or national regulatory authorities of the EEA countries review and approval. There also are continuing, annual program user fee requirements for marketed drugs, as well as new application fees for certain supplemental applications. Once approval is granted, the FDA, or other comparable foreign regulatory authorities, may issue enforcement letters or withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a drug, including adverse effects of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labelling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy, or REMS, or comparable foreign strategy. REMS and comparable foreign strategies can include medication guides, communication plans for healthcare professionals, and elements to assure safe use. Elements to assure safe use can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS or comparable foreign strategies can be costly to establish and can materially affect the potential market and profitability of the drug.
Depending on the outcome, the FDA, EC, or national regulatory authorities of the EEA countries could revoke, suspend or vary the previously granted approval.
Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the drug, suspension of the approval, complete withdrawal of the drug from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA, EC, or national regulatory authorities of the EEA countries to approve applications or supplements to approved applications, or suspension, variation or revocation of drug approvals;
•drug seizure or detention, or refusal to permit the import or export of drugs; or
•injunctions or the imposition of civil or criminal penalties.
The FDA and other comparable foreign regulatory authorities strictly regulate marketing, labelling, advertising and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other comparable national and foreign regulatory authorities enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil, criminal and administrative penalties. Industry associations may also actively supervise promotional activities and report any non-compliance to the competent authorities. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA and other comparable foreign regulatory authorities do not regulate the behavior of physicians in their choice of treatments but the FDA and other comparable foreign regulatory authorities do restrict manufacturer’s communications on the subject of off-label use of their products.

Similarly, in the EEA, IVDs are strictly regulated and our IVDs will be subject to vigilance, post-market surveillance, quality management systems and many other regulatory requirements imposed by the IVDR. The advertising and promotion of IVDs in the EEA is subject to EEA countries' national laws applying the IVDR, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation of individual EEA countries governing the advertising and promotion of IVDs. EEA countries' legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national industry Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals, which could negatively impact our business, operating results and financial condition.
In addition, if we are able to affix the CE mark to an IVD powered by NIS4 for marketing in the EEA, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of such products in the EEA. We would also be required comply with IVD reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any IVD we would manufacture or distribute, fines, suspension, variation or withdrawal of CE Certificates of Conformity, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects. All manufacturers placing IVDs on the market in the EEA are legally bound to report incidents within strict deadlines and trends involving devices they produce or sell to the regulator authority, in whose jurisdiction the incident occurred. Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or regulatory action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products.
In addition, any significant changes made to CE marked IVDs placed on the EEA market, or substantial changes to the related quality assurance system affecting the IVD, must be notified to the Notified Body having delivered the related CE Certificate of Conformity. Obtaining variation of existing CE Certificates of Conformity or a new CE Certificate or Conformity can be a time-consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.
If a regulatory authority of an EEA country finds a violation of the IVDR obligations for which we are considered to be responsible we may be subject to a wide variety of enforcement actions, ranging from warning letters, injunction letters, ordering recalls, fines, seizing affected products, civil penalties and criminal prosecution.
Accordingly, assuming we or our current or future collaborators receive regulatory approval or certification for one or more of our product candidates, we and our collaborators will continue to expend time, money and effort in all areas of regulatory compliance.
Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability or that of our current or future collaborators to generate revenues even if we or they obtain regulatory approval to market a product candidate.
Our ability to successfully commercialize any of our product candidates or that of our current or future collaborators, if approved, also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government authorities, such as Medicare and Medicaid in the United States, private health insurers and health maintenance organizations. These third-party payors determine which medications they will cover and establish reimbursement levels. Assuming we or our current or future collaborators obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Moreover, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us or our collaborators to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, ACA, is significantly impacting the provision of, and payment for, healthcare. With regard to pharmaceutical products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. There have been executive, judicial and Congressional challenges, as well as a number of recent health reform measures by the Biden administration, that have impacted certain aspects of the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. It is unclear how such challenges and the health reform measures of the Biden administration will impact the ACA and our business.
Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, the IRA, among other things (i) directs the Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that the ACA, the IRA, as well as other healthcare reform measures that may be adopted in the future, at both the federal and state levels in the United States, as well as internationally, may result in more rigorous coverage criteria and lower reimbursement from both government funded programs as well as private payors, and in additional downward pressure on the price that we receive for any approved product candidate.
In some non-U.S. countries, the proposed pricing and reimbursement conditions for a drug must be approved by relevant authorities before it may be lawfully marketed. Reimbursement may in some cases be unavailable. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Non-U.S. countries may approve a specific price for the medicinal product, may refuse to reimburse a product at the price set by the manufacturer or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for elafibranor or any of our other product candidates that may be approved.
In addition, many EEA countries periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in EEA countries will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EEA countries, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries.
Legislators, policymakers and healthcare insurance funds in the EEA may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of EEA countries. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EEA and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

Failures to reimburse an LDT or IVD powered by NIS4 or its variations, if commercialized for clinical care, or changes in reimbursement rates by third-party payors and variations in reimbursement rates could materially and adversely affect our revenues and could result in significant fluctuations in our revenues.
Our ability or that of a potential future collaborator to successfully commercialize an LDT or IVD powered by NIS4 or its variations will depend on the availability of an approved drug to treat NASH and also on the extent to which coverage and adequate reimbursement for this test will be available from third-party payors, such as government health administration authorities, private health insurers and other organizations. Insurance coverage and reimbursement rates for diagnostic tests are uncertain, subject to change and particularly volatile during the early stages of a newly commercialized diagnostic test. As of the date of this annual report, NASHnext has not obtained reimbursement status in the countries where it is commercialized by Labcorp. It is uncertain as to what extent third-party payors will provide coverage for NASHnext, another LDT or IVD powered by NIS4 or its variations, if commercialized for clinical care. We will also likely experience volatility in the coverage and reimbursement of NASHnext, another LDT or IVD test due to contract negotiation with third-party payors and implementation requirements.
The reimbursement amounts we receive from third-party payors will vary from payor to payor, and, in some cases, the variation is material. Third-party payors have increased their efforts to control the cost, utilization and delivery of healthcare services. These measures have resulted in reduced payment rates and decreased utilization for the diagnostic test industry. From time to time, Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing for tests covered by Medicare is subject to change at any time. Reductions in the reimbursement rate provided by third-party payors may occur in the future. Reductions in the price at which NASHnext, another LDT or IVD powered by NIS4 or its variations is reimbursed could have a material adverse effect on our revenues. If we and our potential future collaborators are unable to establish and maintain broad coverage and adequate reimbursement for NASHnext, another LDT or IVD powered by NIS4 or its variations or if third-party payors change their coverage or reimbursement policies with respect to NASHnext, another LDT or IVD test, our revenues could be materially and adversely affected.
Our future growth depends, in part, on our or our collaborators’ ability to penetrate international markets, where we or they would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability will depend on our or our collaborators’ ability to commercialize our product candidates in the United States, EEA and other territories around the world. If we or our collaborators commercialize our product candidates in international markets, we would be subject to additional risks and uncertainties, including:
•economic weakness, including inflation;
•political instability, armed conflict or war in particular economies and markets, such as in Ukraine;
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
Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, armed conflict, such as in Ukraine, wars, the COVID-19 pandemic or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for elafibranor, NASHnext or another LDT or IVD powered by NIS4 or its improvements or any of our product candidates that are approved for commercialization in the future. In addition, the increase of inflation rates following the COVID-19 pandemic era and the current armed conflict in Ukraine may additionally affect the commercialization of our products and product candidates.
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
Under our supervision, we outsource substantial portions of our operations to third-party service providers, including preclinical studies and clinical trials, collection and analysis of data and manufacturing of our drug candidates and the realization of certain analyses performed under our agreements with Labcorp and Q2 pertaining to an LDT or IVD powered by NIS4 technology or its variations for use in the clinical research and clinical diagnostics markets. In particular, we subcontract certain elements of the design and/or conduct of our clinical trials to CROs, as well as the manufacturing of our active ingredients and therapeutic units to CMOs, especially with regard to our Phase 3 ELATIVE trial evaluating elafibranor in PBC.
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
We rely entirely on third parties for the manufacturing of our drug candidates and the future manufacturing of an IVD powered by NIS4 or its variations for use as a clinical diagnostic . Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product or tests, or fail to do so at acceptable quality levels or prices.
We do not intend to manufacture the drug products, nor future test kits related to an IVD powered by NIS4 or its variations, that we or our collaborators plan to sell if approved, or successfully complete the conformity assessment procedure for use as a clinical diagnostic.

We currently have agreements with a contract manufacturer for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for the part of the ELATIVE trial under our responsibility, and have transferred responsibility to Ipsen for the remaining clinical and commercial manufacturing needs. If any of these suppliers should cease to provide services to us, or our collaborators, for any reason, we likely would experience delays in advancing our clinical trials and, if applicable, for the commercial launch while we or our collaborators identify and qualify one or more replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us.
While we believe that our current inventory and drugs in production at various levels of the production chain are sufficient for our needs on a short-term basis, we and Ipsen rely on one supplier for the active ingredient in elafibranor and another manufacturer for the therapeutic units of elafibranor used in our clinical trials and, if applicable, for the provision of the first commercial lots. A failure at both of the storage sites of the therapeutic units used for the ongoing ELATIVE Phase 3 study evaluating elafibranor in PBC would be detrimental to our and Ipsen's clinical development plan.
For example, we have had to face the temporary closing of one of these units for a duration of 15 days due to a suspected case of COVID-19, even though this unit has indicated to us that this would not affect the provision of future clinical lots. However, in case of failure of these units, we may not be able to enter into additional long-term commercial supply agreements for elafibranor with other third-party manufacturers on terms sufficiently advantageous to us. We do not have agreements for long-term supplies of any of our other product candidates. Concerning NTZ, we use the already commercialized formulation in our clinical trials, which is available to purchase from pharmaceutical wholesalers and are therefore subject to market fluctuations in availability and price, in particular to cover the needs of the Phase 2a trial of NTZ in ACLF. Regarding the supply of GNS561, we depend on our partner Genoscience Pharma with whom we have signed a supply agreement to cover the needs of the Phase 1b/2a trial evaluating GNS561 in cholangiocarcinoma. We are also dependent on several CMOs to cover the supply needs of the trial evaluating VS-01 in the ACLF
Additionally, the facilities used by any contract manufacturer to manufacture elafibranor or any of our other product candidates must be the subject of a satisfactory inspection before the FDA, the national competent authority of the EU member states, or the regulators in other jurisdictions that approve the product candidate manufactured at that facility. We are completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and current good manufacturing practice requirements of any governmental agency whose jurisdiction to which we are subject, our products or product candidates will not be approved or, if already approved, may be subject to recalls or other enforcement action.
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
In the event of a default, bankruptcy or liquidation of a subcontractor, a service provider (CRO or CMO) or a collaborator, such as Genoscience, with whom we have entered into a supply agreement or a dispute with one of these collaborators or service providers, we may not be able to enter into a new contract with a different subcontractor or service provider on commercially acceptable terms. In addition, failures of our subcontractors, collaborators or service providers in the course of their work could increase our development costs, delay obtaining regulatory approval or prevent the commercialization of our product candidates. Any of these factors could cause delays in launch or completion of our clinical trials, or of approval or disruption of commercialization of our products or product candidates, cause us to incur higher costs, prevent us or our potential future collaborators from commercializing our products and product candidates successfully or disrupt the supply of our products after commercial launch. Furthermore, if any of our partners, such as Genoscience Pharma, or contract manufacturers fail to deliver the required clinical or commercial quantities of finished product on acceptable commercial terms and we or our current or future collaborators are unable to find one or more replacement manufacturers capable of production at substantially equivalent cost, volume and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply and to have any such new source approved by the government agencies that regulate our products.

We have entered, and may in the future enter into, collaboration, licensing or co-marketing agreements with third parties for the development and eventual commercialization of our product candidates and NIS4 diagnostic technology or its variations, and may not generate revenues from these agreements.
We have limited experience in product development and marketing and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates including those at an early and preclinical stage, particularly those candidates outside of our main therapeutic areas of interest. We have entered into an exclusive licensing and collaboration agreement with Ipsen to develop and commercialize elafibranor for the treatment of PBC and other indications worldwide, with the exception of Greater China which is licensed to Terns Pharmaceuticals. Our NIS4 technology is licensed to two partners, both to Labcorp to allow them to deploy an LDT powered by NIS4 technology in the clinical research and clinical diagnostics spaces and also to Q2 in the clinical research space. Should we seek to collaborate with additional third parties with respect to our development programs, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all.
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
•the partner might develop, independently or with the assistance of third parties, products, in the case of pharmaceuticals or in-vitro tests, in the case of diagnostic technologies that are in direct or indirect competition with our product candidates or future IVD powered by NIS4 or its variations if it believes that it is easier to successfully commercialize competing products under more attractive economic conditions than ours;
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
•there may be conflicts between different partners that could negatively affect those partnerships and potentially others;
•the collaboration, due to its nature, might have a negative impact on our attractiveness for collaborators or potential acquirers;
•the collaboration might not result in the development and commercialization of the product candidate(s) in an optimal fashion or never fulfill its objectives;
•if the partner were to take part in a merger, the continuity of advancement and the central nature of our commercialization program might be delayed, reduced or suspended by it; and
•the partner may be unable to obtain the necessary marketing approvals.

Thus, collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. For example, although we have entered into a license agreement with Labcorp to enable them to develop and commercialize an LDT powered by NIS4 or its variations for clinical research and clinical diagnostic purposes, there is no guarantee that our collaboration with Labcorp will result in widespread clinical or commercial use of NASHnext, an LDT powered by NIS4 technology for clinical care. Commercial launch of NASHnext in 2021 was slowed by COVID-19 and also impacted by the lack of approved treatment for NASH. Similarly, although we have entered into a collaboration and license agreement with Ipsen for the treatment of PBC and other indication worldwide, with the exception of Greater China which is licensed to Terns Pharmaceuticals, there is no guarantee that our partnership with Ipsen or Terns Pharmaceuticals will successfully result in a generalized clinical or commercial use of elafibranor for these indications and in those jurisdictions.
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
We do not currently and do not intend in the future to manufacture the drug candidates we or our collaborators intend to sell. We outsource the manufacturing of our products to third parties, who are, in turn, subject to ongoing regulation and periodic inspection by the national regulatory authorities of the EEA countries, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, may delay or prevent filing or approval of marketing applications for our product candidates, may lead to the shutdown of the third-party vendor or invalidation of drug product lots or processes and in some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our product candidates.
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
Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure or that of our current or future collaborators to produce our products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing approval in the United States, EEA or elsewhere, our suppliers will have to pass an audit by the applicable regulatory authorities. We are dependent on our suppliers’ cooperation and ability to pass such audits, and the audits and any audit remediation may be costly. Failure to pass such audits by us or any of our suppliers would affect our ability or that of our current or future collaborators to commercialize our product candidates in the United States, Europe or elsewhere.
The deployment of an LDT powered by NIS4 or its variations depends on the ability of the central laboratories of our partner Labcorp that conduct the diagnostic test to retain its CLIA certification or other regulatory authorizations or operating licenses, which certification sets quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of test results for the patients wherever the testing is conducted. We do not plan on manufacturing the test kits that we plan on marketing and that will be associated with an IVD powered by NIS4 or its variations if it were to be approved or CE marked on the market of routine care; and the manufacturing sites of the contractor that we or our potential collaborators may choose for their production would also be subject to significant authorizations, inspections and regulations.

Risks Related to Our Operations
Starting in mid-2020 and into 2021, we embarked on a significant strategic reorientation which resulted in significant changes to our organization and workforce. As a result, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.
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
In particular, this strategy of aquiring new product candidates developed by third-parties was realized in September 2022 with the acquisition of Versantis AG and its programs, and we may undertake a similar type of transaction or additional in-licensing projects in the future. In the context of these significant changes in our organization, the focus of our resources on managing the success of these partnerships and new programs could result in weaknesses in our infrastructure (including our internal control over financial reporting), give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among employees. These changes in our organization may lead to significant costs and may divert financial resources from other projects, such as the development of our other product candidates. If our management is unable to effectively manage these changes efficiently, our expenses may increase more than expected, our ability to generate or increase our revenue could be impacted and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our other product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the changes related to the significant strategic reorientation we have undertaken.
We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.
Our success depends to a significant degree upon the technical and management skills of our co-founders, scientific advisers, senior management team, including, in particular, Pascal Prigent, our chief executive officer, Jean-François Mouney, our chairman, Dean Hum, our chief scientific officer and Pascal Caisey, our chief operating officer. The loss of the services of Messrs. Prigent, Mouney, Hum or Caisey would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified scientific, management, marketing, technical, and sales executives and personnel, in particular in the new therapeutic areas where we need to build up our experience, despite the workforce reduction plan we implemented in 2020. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, there is risk of departures or difficulties in hiring qualified personnel following the announcement of disappointing clinical results, such as those we announced in May 2020 regarding our Phase 3 RESOLVE-IT trial and the aforementioned workforce reduction plan. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could harm our operations and our growth prospects.
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
We may be subject to fines or sued for any injury or contamination resulting from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets, and we may also suffer reputational harm. European, French and U.S. federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with health, safety and/or environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. Furthermore, we could face the rejection, suspension or withdrawal of regulatory approval for our drugs candidates or an IVD powered by NIS4 or its variations if they had received market approval. In addition, we cannot predict the impact on our business of new or amended health, safety and/or environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

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
In December 2021, we licensed the exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. As CCA is a new therapeutic area for us, and despite our due diligence, or in the event we are unable to collaborate efficiently, we may not be successful in realizing the full potential of the GNS561 program.
We also acquired Versantis AG in September 2022 to strengthen our product candidate pipeline, including the drug candidates VS-01-ACLF, VS-01-HAC and VS-02 that we are developing respectively in ACLF, UCD and OA, and HE. As these three therapeutic areas are relatively or totally new to us, despite our due diligence and our evaluation of the potential of these programs, we may be unsuccessful in integrating the company or realizing the full potential of these programs and potential synergies. The anticipated benefits and synergies of this acquisition are based on projections and assumptions, not actual experience, and assume a successful integration.
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
If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or technologies, the defendant could counterclaim that the patent covering one of our product candidates or technologies is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability of an asserted patent or patents are common. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness, insufficient written description or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review or PGR and/or inter partes review and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Similarly, we may initiate proceedings before the Patent Trial and Appeal Board, or PTAB, of the USPTO, such as PGR, derivation, or inter partes review, against patents granted to third parties. This may delay us from obtaining issued patents with similar claims in the United States and may prompt additional proceedings in the USPTO against such patent or against other third party applications or patents or may consider the need or benefit of entering into a license agreement with such third party or parties in order to exploit such patent alone or together with such other third party or parties. In the event that we do not prevail or the settlement terms with the adverse party are unfavorable, or we are unable to reach an agreement on terms sufficiently favorable to us, our ability to market our product candidates may be affected or delayed. The outcome following legal assertions of invalidity and unenforceability in the PTAB or the federal courts is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.
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
There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. For example, in 2021 we filed a complaint in the U.S. District Court for the Northern District of California against CymaBay Therapeutics, Inc. (“CymaBay”). The suit alleged that CymaBay misappropriated our ELATIVE Phase 3 clinical trial Protocol synopsis for our drug candidate elafibranor in PBC (the “Protocol synopsis”). In February 2023, we reached a settlement agreement. The settlement agreement, which is confidential, reflects that CymaBay improperly received, reviewed and circulated our Protocol synopsis upon receipt, but also that CymaBay is not using any of our trade secrets in its clinical trials. CymaBay has not admitted legal liability and we and CymaBay have agreed to resolve the litigation completely.
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
Healthcare providers and others in the healthcare and pharmaceutical sector will play a primary role in the clinical development and potential regulatory approval or certification of our product candidates and their recommendation and prescription, if approved or CE marked. Our arrangements with them and third party payors as well as our activities expose us to broadly applicable federal and state healthcare laws, which may restrict these arrangements and relations through which we research and develop our products, and if approved or CE marked, we or our current or future collaborators will market and distribute them. These laws may thus impact, among other things, our research, development, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, fraud and abuse laws, including the federal anti-kickback and false claims laws; healthcare data privacy and security laws, such as the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA; and transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals, including the federal Physician Payments Sunshine Act. Many states have similar laws that may differ from each other and federal law in significant ways, thus complicating compliance efforts. For example, states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payor. In addition, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law. Moreover, several states have enacted legislation requiring pharmaceutical manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, report information related to drug pricing, require the registration of sales representatives, and prohibit certain other sales and marketing practices.
Outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. These laws may include the French “Bertrand Law”, French Ordinance n° 2017-49 of January 19, 2017 and Decree No. 2020-730 of June 15, 2020 relating to benefits offered by persons manufacturing or marketing health products or services, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers or any company providing services related to their products that may be broader in scope than the federal requirements. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and their professional orders. Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security, and fraud laws, and foreign equivalents, may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
We are subject to laws and regulations related to data privacy, both in the United States and the European Union whose breach might have a significant negative impact on our activities.

We, and our service providers, receive, process, store and use personal information and other data about our clinical trial participants, employees, partners and others. We, and our service providers, must comply with numerous foreign and domestic laws and regulations regarding privacy and the storing, sharing, use, processing, disclosure, security, and protection of personal information and other data, such as information that we collect about patients and healthcare providers in connection with clinical trials in the EEA, the United States and elsewhere. Third parties (principally CROs during clinical trials) manage on our behalf a significant part of the personal data we may use.

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
In May 2018 the European Union General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent data protection requirements for processing the information of individuals in the EEA. The GDPR increases our obligations with respect to clinical trials conducted in the EEA by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
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
European Union data protection laws, including the GDPR, generally restrict the transfer of personal data from the EEA to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA's and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
The GDPR applies across the EEA in a broadly uniform manner. However, the GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information. In addition, in France, the conduct of clinical trials is subject to compliance with specific provisions, which may include the filing of compliance undertakings with “reference methodologies” (such as the MR-001) adopted by the French data protection authority. This fact could expose us to multiple parallel regimes or may lead to, greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
Additionally, other countries outside of the EEA, including Switzerland, the UK and China, have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
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
We cannot assure that our CROs or other third-party service providers with access to our or our suppliers’, manufacturers’, trial participants’ and employees’ sensitive data in relation to which we are responsible will not experience data security incidents, which could have a corresponding adverse effect on our business, financial condition, results of operations and prospects, including putting us in breach of our obligations under privacy laws and regulations. Any actual or perceived failure by us to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations, or any actual, perceived or suspected cybersecurity incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause our customers to lose trust in us, any of which could adversely affect our business, financial condition, results of operations and prospects.
Recently enacted and future legislation may increase the difficulty and cost for us to obtain regulatory approval or certification of and commercialize our product candidates and affect the prices we may obtain.
In December 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted in the EEA. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EEA countries in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EEA level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EEA countries to use common HTA tools, methodologies, and procedures across the EEA, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EEA countries will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EEA countries for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EEA could be negatively affected.
In addition, the policies of the FDA, the competent authorities of the EEA countries, the EMA, the European Commission and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EEA recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EEA country, leading to a single decision for each EEA country. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EEA countries concerned, and a separate assessment by each EEA countries with respect to specific requirements related to its own territory, including ethics rules. Each EEA countries decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors could choose to submit a clinical trial application under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
Moreover, following the result of a referendum in 2016, the United Kingdom (UK) left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the European Union, the UK was subject to a transition period until December 31, 2020 (the Transition Period) during which European Union rules continued to apply. The UK and the European Union have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and European Union’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the European Union and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the TCA. The Annex provides a framework for the recognition of Good Manufacturing Practice, or GMP, inspections and for the exchange and acceptance of official GMP documents. The regime does not, however, extended to procedures such as batch release certification. Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a "third country," a country that is not a member of the European Union and whose citizens do not enjoy the European Union right to free movement. Northern Ireland will continue to follow many aspects of the European Union regulatory rules, particularly in relation to trade in goods. As part of the TCA, the European Union and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures.
Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept European Union batch testing and batch release. However, the European Union continues to apply European Union laws that require batch testing and batch release to take place in the European Union territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the European Union market for commercial use. As it relates to marketing authorizations, Great Britain will have a separate regulatory submission process, approval process and a separate national marketing authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission. For example, the scope of a marketing authorization for a medicinal product granted by the European Commission or by the competent authorities of EEA countries will no longer encompass Great Britain (England, Scotland and Wales). In these circumstances, a separate marketing authorization granted by the UK competent authorities will be required to place medicinal products on the market in Great Britain. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission.
The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.
Furthermore, in relation to IVDs, while the IVDR entered into application in the EU on 26 May 2022, the IVDR is not applicable in the UK. In the UK, IVDs are governed by the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) (UK MDR 2002) which retains a regulatory framework similar to the framework set out by the IVDD. As a result, there will be some regulatory divergence in the UK from the EU. In light of the fact that the CE marking process is set out in EU law, which no longer applies in the UK, the UK has devised a new route to market culminating in a UK Conformity Assessed (UKCA) mark to replace the CE Mark for placing medical devices, including IVDs, on the market in Great Britain. Northern Ireland will, however, continue to be covered by the regulations governing CE Marks (a CE Mark or a CE Mark and UKNI Mark will be required to place products on the Northern Ireland market). CE Marks will continue to be recognized in Great Britain for medical devices, including IVDs, until June 30, 2024, however all medical devices, including IVDs, must be registered with the MHRA, in order to be placed on the Great Britain market. The EU legal framework, including the IVDR, remains applicable in Northern Ireland (any products placed on the market in the NI must be compliant with EU law). From July 1, 2024, transitional arrangements will apply for CE and UKCA marked devices placed on the Great Britain market. The UK Medicines and Healthcare products Regulatory Agency also plans on introducing new legislation governing medical devices and IVDs with an aim to bring the new regulations into force by July 2024.
Since a significant proportion of the regulatory framework in the UK applicable to medicinal products and IVDs is derived from European Union Directives and Regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval or certification and commercialization of our product candidates in the UK or the European Union, now that UK legislation has the potential to diverge from European Union legislation. It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove all EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the EU and the UK.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing medicinal products, IVDS or clinical trials, our development plans may be impacted or we will have to bear additional costs which could be considerable.
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
In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics and have a training program in place, but it is not always possible to identify and deter employee misconduct, and the precautions we take to train employees and detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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
We recorded a net loss of €23,719 thousand for the year ended December 31, 2022, and, other than the year ended December 31, 2021, have a history of recorded losses during prior years.
We have never generated any profits from the sale of approved products and we do not expect to become profitable from such sales in the foreseeable future. In 2020, in particular, the disappointing intermediate results of the RESOLVE-IT trial made profitability even less likely in the foreseeable future. More recently, although the collaboration and license agreement entered into with Ipsen in 2021 includes the prospect of receiving royalties in the event of, among other things, the success of the ELATIVE trial and the marketing of elafibranor in PBC, there is no assurance that this will occur on the timelines we expect or ever.
In recent years, our most significant revenue has resulted from one-time upfront payments received in 2019 under our license agreement with Terns Pharmaceuticals and in 2021 under our license agreement with Ipsen. To these are added, to a lesser extent, the reimbursements of our research tax credit or CIR, which alone have the character of significant recurring operating income, although our ability to continue to benefit from the CIR depends on our ability to continue to meet the criteria and decisions of French policy makers with respect to the scope or rate of the CIR benefit.
Revenues from our agreements with Labcorp/Covance and Q2 for the use of our NIS4 diagnostic technology and its improvements have so far been insignificant. Their eventual growth will depend on many external factors, including the market availability of a treatment for NASH, which remains uncertain.
Historically, we have also received funding from co-research alliances with other pharmaceutical companies, although we do not currently have any such alliances in place.
At the same time, we plan to continue to incur significant expenses for the development of some of our existing product candidates and new product candidates for which we acquire licensing rights, or preparation of the marketing of such products. We have devoted almost all of our resources to our research and development projects related to our drug candidates, to our NIS4 program, and at to a lesser extent to providing general and administrative support for our operations, protecting our intellectual property and engaging in activities to prepare for the potential commercialization of our drug candidates and an IVD powered by NIS4 or its variations. In addition, during the regulatory development process for some of our drug candidates and for IVD tests using our NIS4 technology or its variations, our operating costs may increase, particularly if the FDA, EMA or European Commission requires studies or clinical trials additional to those already planned, or, if a delay occurs in the realization of our clinical trials or in the development of one of our products.

As a result, we expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals with our current or future partners, as the case may be, for elafibranor in PBC and an IVD powered by NIS4 or its variations.
One of the potential consequences of such losses, and which we experienced at December 31, 2020, is the inability to maintain the amount of our equity at a level at least half of our share capital. As a result, and in accordance with Article L.225-248 of the French Commercial Code, we were required to submit to our June 30, 2021 general meeting a resolution to decide to continue our activities. This resolution was approved by our shareholders in June 2021, and we were able to reconstitute positive shareholders' equity at least equal to half of the share capital at June 30, 2021 and further reinforce our share capital at December 31, 2021 due to the agreement signed with Ipsen and their equity investment in December 2021, and therefore a third party is no longer able to sue to dissolve the company on these grounds. However, we could still face this situation again in the future depending on the development of our product candidates, in particular if the Phase 3 ELATIVE trial is unsuccessful, and we are unable to realize expected revenues from the potential success of elafibranor in PBC.
Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor, and the NASHnext LDT or an IVD powered by NIS4 or its improvements for clinical care.
Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and commercialize our product candidates, particularly our lead product candidate, elafibranor and the NASHnext LDT commercialized by Labcorp powered by NIS4 technology or an IVD powered by NIS4 or its improvements for clinical care. We or our partners may not be successful in our or their efforts to obtain such approval and to commercialize the products.
Obtaining marketing approval will require us or our current or future collaborators to be successful in a range of challenging activities, including:
•obtaining positive results in clinical trials;
•regulatory bodies determining that clinical data are sufficient, without further clinical data, to support an application for approval, whether or not conditional or accelerated;
•obtaining approval to market elafibranor and our other product candidates;
•obtaining positive results in our formal validation studies required to commercialize a test powered by NIS4 or its improvements for clinical care;
•expanding manufacturing of commercial supply for elafibranor and our other product candidates;
•establishing sales, marketing and distribution capabilities to effectively market and sell elafibranor and NASHnext or IVD powered by NIS4 or its improvements, and our other product candidates in the United States, Europe and in other territories;
•market acceptance by patients and the medical community of elafibranor and our other product candidates;
•market acceptance by patients and the medical community of an LDT or IVD powered by NIS4 as a diagnostic complement to liver biopsy for clinical care;
•negotiating and securing coverage and adequate reimbursement from third-party payors for elafibranor and an LDT or IVD powered by NIS4 or its improvements and our other product candidates; and
•expanding our contract manufacturing for the commercial supply of our product candidates and the manufacturing under license of the diagnostic kit accompanying the potential commercialization of an IVD powered by NIS4 or its improvements for clinical care.
Even if we or our collaborators receive marketing approvals for our product candidates and commence our commercial launch, we may not be able to generate significant revenues in the near term. We cannot foresee if our product candidates will ever be accepted as a therapies in their designated indications eventually resulting in sustained revenues and it may take the passage of a significant amount of time to generate significant sustained revenues even if our product candidates become accepted as therapies in their designated indications.
NASH is currently an under-diagnosed disease, and we believe that an LDT or IVD powered by NIS4 or its improvements will facilitate the identification of patients with NASH and fibrosis who may be eligible for therapeutic intervention. However, NASH is also a disease with no approved drug therapy. As such, there is significant uncertainty in the degree of market acceptance that future treatments or diagnostic tools will have among NASH patients and their healthcare providers as well as third-party payors. If an IVD powered by NIS4 or its improvements does not obtain marketing authorization or is unable to be commercialized, we, or our collaborators, may not be able to generate sufficient test volume to generate significant revenues. Even if an IVD powered by NIS4 or its improvements were approved, revenues from that IVD alone would not be sufficient alone for us to be profitable.

If elafibranor, NASHnext or an IVD powered by NIS4 or its improvements or any of our other product candidates fails in clinical trials or do not gain regulatory approval, or do not achieve market acceptance, we may never become profitable. Our net losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with pharmaceutical and diagnostic product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues, including from licensing agreements with current or future partners.
We will require substantial additional funding to develop and commercialize our products, if approved, as well as to reinforce our pipeline, which may not be available to us, or to our current or future partners on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.
We are currently advancing elafibranor through clinical development in PBC and our other drug candidates through clinical or preclinical development. Additionally, we are also considdering formal validation studies of an IVD powered by NIS4 technology in preparation for submitting the test for marketing authorization for clinical care. Developing pharmaceutical and diagnostic products, including conducting preclinical studies and clinical trials, along with obtaining necessary validation, is expensive.
Subject to obtaining regulatory approval of any of our drug candidates or an IVD powered by NIS4 or its improvements, we or our current or future collaborators expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate incurring significant expenses in connection with our planned commercialization of an IVD powered by NIS4 or its improvements, along with an increase in our product development, scientific, commercial and administrative personnel and expansion of our facilities and infrastructure in the United States, France and other countries. We also expect to incur additional costs associated with operating as a public company in the United States and further plan on expanding our operations in the United States, Europe and in other territories. We could continue to require substantial additional capital in connection with our continuing operations, in particular to expand our pipeline, and to continue our clinical development and pre-commercialization activities.
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
On January 29, 2021, we amended the terms and conditions of our convertible bonds initially issued in October 2017, mainly to extend the maturity by an additional three years, from October 16, 2022 to October 16, 2025, and increase the conversion ratio from one (1) share per bond to 5.5 shares for one bond, i.e., an implicit conversion price of €5.38 per share instead of €29.60. In addition, we carried out a partial repurchase of 2,895,260 convertible bonds, representing 48% of the outstanding bonds, resulting in €94.3 million nominal amount of bonds remaining outstanding on January 29, 2021 (compared to €180 million nominal amount initially). Following the closing of the transaction, we received conversion requests covering 1,262,159 convertible bonds. As of the date of this annual report, 1,923,662 convertible bonds are outstanding, representing a nominal amount of €56,940 thousand (versus €180,000 thousand initially). We cannot guarantee that additional conversion will take place, or that only part of the remaining bonds will be converted, before the maturity of this loan. As of the date of this Annual Report, our stock price remains below €5.38, which is the theoretical conversion price of the OCEANEs. It is possible that if our stock price does not reach a price at which the bondholders will deem conversion economically viable, we will be required to repay the nominal amount at maturity in October 2025.
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
Finally, the conversion of some or all of our currently outstanding convertible bonds into ordinary shares would dilute the ownership interests of existing shareholders, including holders of our ADSs. Any sales in the public market of the ordinary shares issuable upon such conversion or any anticipated conversion of our convertible bonds into ordinary shares could adversely affect prevailing market prices of our ordinary shares or ADS and limit our ability to raise funds through capital raises. In addition, since 2016, we have set up several stock option plans, free allocation of free shares and stock warrants, many of which are still outstanding. We may in the future allocate or issue new equity-linked instruments, including convertible bonds or equity-linked compensation, the vesting and/or exercise of which could further dilute the ownership interests of shareholders, including holders of ADSs.
We have carried out a specific review of our liquidity risk and consider that we will be able to meet our maturities for the next 12 months. As of December 31, 2022, we had €136.0 million, in cash and cash equivalents. In addition, as of December 31, 2022, we had €4.6 million in other current financial assets which consisted of a single short-term instrument whose term was 180 days. In view of these amounts as of December 31, 2022, and in light of the renegotiation of the convertible bonds in January 2021, including the extension of their maturity, we do not consider that we are exposed to a short-term liquidity risk. In particular, we believe that the amount of cash, cash equivalents and other current financial assets is sufficient to ensure our financing, in view of its projects and current obligations, over the next twelve months.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the French Research Tax Credit, or CIR (Crédit d'Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and was €6.0 million for the year ended December 31, 2022. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.
Risks Related to Ownership of Our Ordinary Shares and ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status
The market price of our equity securities is particularly volatile and may decline regardless of our operating performance.
The trading price for our ADSs and ordinary shares has fluctuated, and is likely to continue to fluctuate, substantially. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or ordinary shares at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by many factors, including:
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
•announcement or expectation of additional debt or equity financing projects;
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
We have been the subject of a securities class action litigation and may become subject to additional litigation, which could harm our business and financial condition.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. We may have actions brought against us by shareholders relating to past transactions, changes in our stock price or other matters. For example, in May 2020, following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the RESOLVE-IT trial, a purported shareholder class action complaint was filed in state court in the Commonwealth of Massachusetts, naming us, our board of directors and certain members of our senior management as defendants, alleging that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws. In October 2020, the plaintiff voluntarily dismissed the Commonwealth of Massachusetts action, but in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In August 2021, the Supreme Court of the State of New York, New York County, dismissed the complaint with prejudice. The plaintiff appealed, and in December 2022, the Supreme Court, Appellate Division, First Department affirmed the dismissal of the complaint, except that it deleted the phrase “with prejudice” from the Supreme Court’s judgment. The time to appeal the decision of the Appellate Division has expired. Future litigation could give rise to substantial damages, and thereby have a material adverse effect on our financial position, liquidity, or results of operations. Even if such actions are not resolved against us, the uncertainty and expense associated with shareholder actions could harm our business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to business operations. The defense of lawsuits could also result in diversion of our management's time and attention away from business operations, which could harm our business.
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
As of April 13, 2023, we had 49,834,983 ordinary shares issued and outstanding. Sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our ordinary shares and ADSs are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.
The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a French company with limited liability. Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees—Board Practices” and the documents referenced in “Item 10—Additional Information—Memorandum and Articles of Association.”
U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this annual report.
The vast majority of the members of our board of directors and senior management and certain experts named in this annual report are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Courts outside the United States may refuse to hear a U.S. securities law claim because non-U.S. courts may not be the most appropriate forums in which to bring such a claim. Even if a court outside the United States agrees to hear a claim, it may determine that the law of the jurisdiction in which the non-U.S. court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the non-U.S. court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.
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
•our board of directors can be convened by our chairman, including upon request from our chief executive officer, if any, or, when no board meeting has been held for more than two consecutive months, from directors representing at least one-third of the total number of directors;
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
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and have filed, and expect to continue to file, financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is, and will continue to be, less publicly available information concerning our company than there would be if we were not a foreign private issuer.
As a foreign private issuer, we are permitted and we expect to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to ADS holders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Global Select Market.
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
As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see "Item 6—Directors, Senior Management and Employees—Board Practices”.
We are an “emerging growth company” under the JOBS Act and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have not taken advantage of, and do not intend to take advantage of, the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) December 31, 2024; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
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
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, in the United States, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.
If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2022, we believe that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2022. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

Under the Internal Revenue Code of 1986, as amended, or the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. holder (as defined below under "Item 10. Additional Information—Taxation”) holds our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the PFIC test described above for a particular year, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules, the adverse U.S. federal income tax consequences in the event we are classified as a PFIC and the availability of elections that may mitigate such adverse consequences, see the section of this annual report titled "Item 10. Additional Information—Taxation.”
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes one U.S. subsidiary, our non-U.S. subsidiaries (and any other non-U.S. subsidiaries we form or acquire in the future) could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required annually to report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
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
Management identified no material weakness as of December 31, 2022. See “Item 15—Disclosure Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We have identified material weaknesses in our internal control over financial reporting in the past, which were remediated and can provide no assurance that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If material weaknesses occur which we are unable to remediate and we conclude that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
The outbreak of COVID-19 has adversely impacted and could continue to adversely impact our business, including our preclinical studies and clinical trials.
In December 2019, a new strain of coronavirus, COVID-19, surfaced in Wuhan, China. COVID-19 then spread across the world, including to countries where our facilities are located, countries where our product candidates are being evaluated in ongoing or future clinical trials, and countries where our CROs and CMOs are located.
At the outset of the pandemic, public authorities in most countries where COVID-19 spread to implemented strict containment measures which had a significant impact on our activities.
While as of the date of this annual report, most of the containment measures have been lifted, no assurance can be given that new, similar measures will not be adopted by governments in the light of new peaks in disease activity, in particular epidemics in certain regions of the world, including in the countries or regions where we are active.
The resurgence of the COVID-19 pandemic, including at levels observed in 2020 and 2021 could once again have a negative impact on our activities, that of our current partners and potential future partners, in particular on the conduct of clinical trials in which our product candidates are evaluated, the supply of the active ingredient and the therapeutic units used therein, potential marketing authorizations, and pre-marketing and marketing activities.
As a result, as of the date of this annual report, it is not possible to predict with certainty the economic impact and the extent of the possible recovery from the COVID-19 pandemic. However, a long-lasting pandemic recovery accompanied by the implementation of new restrictive measures in order to limit its spread and, if necessary, contain it could lead to an economic slowdown in one or several markets in which the Group operates, or have disruptions that could have a very significant impact on our activities, our clinical trials, and in particular:
•delays or difficulties manufacturing active ingredients and therapeutic units to be sent to our clinical investigation sites;
•delays or difficulties in enrolling patients in clinical trials in which our product candidates are being evaluated;
•delays or difficulties in recruiting new clinical investigation sites and in starting their activities, in particular for new trials recently launched or future trials, including difficulties in recruiting physician investigators and personnel assigned to trials of the clinical investigation site. In particular, the delays in the launch and in enrollment of patients for the Phase 3 ELATIVE trial evaluating elafibranor in PBC led us to have to revise our forecasts with regard to obtaining clinical results;
•reallocations of resources normally dedicated to the conduct of clinical trials, including the resources of hospitals hosting clinical investigation sites and hospital staff involved in the conduct of our clinical trials or those of our current partners or potential future partners;
•disruptions to key clinical trial-related activities, such as monitoring clinical investigation sites, due to travel restrictions imposed or recommended by governments, employers and other authorities;
•limitations in the human resources that would usually be concentrated on the conduct of our clinical trials, those of our current partners or potential future partners, in particular due to the illness of employees or their families or desire to isolate or avoid contact with large groups of people;
•additional costs related to the implementation of specific protocols within the framework of our clinical trials;
•delays in obtaining authorizations from the regulatory authorities necessary to start clinical or preclinical trials that we, or our current partners, have planned to launch;
•delays in receipt by the clinical investigation sites of the supplies and equipment needed to carry out these clinical trials;
•disruptions in global trade that may affect the transportation of clinical trial materials such as our therapeutic units required in our clinical trials;
•changes in local regulations imposed by a resumption of the COVID-19 pandemic that could require us or our current partners to modify the terms of our clinical trials, which could result in unexpected costs, or lead to the interruption of our clinical trials;
•delays in necessary interactions with local regulatory agencies, particularly the FDA and EMA, Ethics Committees and other important agencies and contractors due to limited human resources or the unavailability or forced leave of public officials;

•delays in interactions with the FDA and the EMA due to the concentration of their efforts and attention on the examination of other treatments or other activities related to the COVID-19 pandemic; and
•refusals by the FDA or the EMA to accept clinical trial data collected in geographical areas affected by the COVID-19 pandemic.
In addition, a resurgence of the COVID-19 pandemic, or new pandemics of this nature, could again disrupt our operations and those of our partners for a significant period of time if management, members of the Board of Directors and/or employees were unable to work due to illness or unable to work remotely, or in case of the Board, unable to meet.
The magnitude of the COVID-19 pandemic may continue to evolve rapidly, and this evolution remains unpredictable. The extent to which COVID-19 may impact our business, that of our current partners and potential future partners, clinical trials and the readiness to market our product candidates will depend on future developments of this pandemic, which are inherently uncertain and cannot be predicted with certainty. This will indeed depend on many factors such as the geographical spread of the disease, the duration and extent of a possible pandemic recovery, any new restrictions on the movement of capital, people and goods at the global level and within the European Union, any further social distancing measures taken by governments, business closures or disruptions, the effectiveness of measures taken in affected countries and globally to contain and treat the disease and the effectiveness, uptake and the speed of vaccination campaigns. In addition, the extent of the negative impact of this possible pandemic recovery on the financial markets, on our share price and therefore on our ability to obtain additional financing is unknown at this time. As of the date of this annual report, the global economy, even if it is in the process of recovering, has been strongly impacted by this pandemic.

Item 4.	Information on the Company.

A.	History and Development of the Company
GENFIT is a biopharmaceutical group conducting late stage clinical trials dedicated to improving the lives of patients with liver diseases with high unmet medical needs, with a special focus on rare, severe and acute pathologies. Our legal name is "GENFIT SA," or a French société anonyme, and our principal executive office is located at Parc Eurasanté 885, avenue Eugène Avinée 59120 Loos, France. Our telephone number at our principal executive office is +33 (0)3 2016 4000. Our agent for service of process in the United States is Corporation Service Company, located at 19 West 44th Street, Suite 200, New York, NY 10036.
With its rich scientific heritage spanning more than two decades, the Group is a pioneer in the discovery and development of drugs for liver diseases. Our portfolio now covers six therapeutic areas with six drugs at different development stages (preclinical, Phase 1, Phase 2 and Phase 3), with different mechanisms of action: elafibranor in Primary Biliary Cholangitis (PBC), nitazoxanide (NTZ) and VS-01-ACLF in Acute on Chronic Liver Failure (ACLF), GNS561 in cholangiocarcinoma (CCA), VS-02-HE in Hepatic Encephalopathy (HE) and VS-01-HAC in Urea Cycle Disorder (UCD) and Organic Acidemia (OA). We also work on non-invasive diagnostic solutions in nonalcoholic steatohepatitis (NASH) and ACLF, essentially to identify patients eligible for treatment alongside our therapeutic programs in ACLF.
GENFIT was founded in 1999 by Jean-François Mouney, now Chairman of the Board of Directors. Our Chief Executive Officer, Pascal Prigent, took his position on September 16, 2019, following the recommendation of Jean-François Mouney and board of directors' approval. In 2003, GENFIT created GENFIT CORP., our subsidiary in Massachusetts, United States. In 2006, GENFIT was listed on the Alternext Market of Euronext Paris and transferred in 2014 onto the Euronext Market in Paris (compartment B - ISIN : FR0004163111). In March 2019, GENFIT SA listed its American Depositary Shares on the Nasdaq Global Select Market in the United States under the symbol "GNFT". On September 29, 2022, GENFIT completed the acquisition of Versantis AG, a Swiss-based clinical stage biotechnology company focused on providing solutions for increasing unmet medical needs in liver diseases, which has since then become its wholly-owned subsidiary.
We are led by an executive team and board of directors with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions. The chair of our scientific advisory board, Bart Staels, is the other co-founder of our company and a world-renowned expert in metabolic & inflammatory disorders, and nuclear receptors. Our Scientific Advisory Board is composed of world-renowned key opinion leaders in metabolic and inflammatory diseases with a particular focus on hepatic and gastroenterological diseases.
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
The Group's workforce is spread over 3 sites: Lille and Paris (France), Zurich (Switzerland) and Cambridge (Massachusetts, United States). As of December 31, 2022, we had 148 employees.

Our capital expenditures in the years ended December 31, 2022, 2021, and 2020 totaled €44.9 million, €0.6 million and €1.0 million, respectively, primarily related to our acquisition of Versantis in 2022, and investments in software and scientific equipment in 2021 and 2020. We expect our capital expenditures in 2023 to be primarily financed from our existing cash.
We maintain a corporate website at www.genfit.com. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.
The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

B.	Business Overview
i.     Our Purpose
GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients affected by severe chronic liver diseases that are characterized by high unmet medical needs.
Our purpose supports our long-term commitment with regard to the role we want to play in society, not only as an economic player seeking to create long-term value for our ecosystem and partners but also as an innovative biotechnology company working to improve patients' quality of life, and finally as a civic company striving to promote professional and personal development for its employees.
We intend to create general public benefit by generating a positive and significant social, societal and environmental impact through our activities. As part of this approach, our Board of Directors commits to taking into consideration (i) the social, societal and environmental consequences of its decisions on all of the Company's stakeholders, and (ii) the consequences of its decisions on the environment. As part of this commitment, we have created a dedicated Environmental, Social, Governance, or ESG, Committee of the Board of Directors which meets at least bi-annually, to measure and track our extra-financial performance and communicate to the public through an annual extra-financial performance report.
ii.     Our Vision
Our ambition is to capitalize on our scientific, clinical and regulatory expertise acquired during more than two decades in the field of liver disease to build and expand a pipeline of innovative therapeutic and diagnostic solutions targeting rare and severe liver diseases with high unmet medical needs, and representing a significant market potential in order to finance innovation to enable us to sustain excellence in medical innovation, research and development over time.
iii.     Our Mission
Our mission is to remain a pioneer in the field of liver diseases, i.e. identify high potential assets to bring them from discovery or early stages up to late development stages, typically the end of Phase 3. Subject to successful development and marketing approval, and depending on the nature of our collaboration and licensing agreements, we would either commercialize the assets ourselves, capitalize on the know-how of our current partners, such as Ipsen, or enter into additional distribution agreements with new partners.
iv.     Our Founding Values and Principles
Our employees are driven by common principles that shape their actions:
–Innovation to serve patients: We are deeply committed to improving the health and quality of life of patients affected by severe chronic liver diseases. We seek new ways to advance science and medicine, with the goal of optimizing care for patients. With a strong desire to leverage our agility and responsiveness, we and our employees are striving to move our scientific and medical approaches forward, and improve patient management in terms of diagnostics, prevention and care.
–Respect and diversity: We bring together talented employees with unique perspectives and experiences, we recognize and value diversity as a great strength, and ensure that all employees and third parties are treated fairly, with dignity and respect.
–Ethics: We deliver true and accurate information to our partners and stakeholders and build our business relationships with honesty and transparency. We demand of ourselves and others the highest ethical standards and we conduct our business in a socially and environmentally sustainable manner.

iv.     Our Sustainability Journey
GENFIT considers Corporate Social Responsibility, or CSR, a key driver for success, in that extra-financial performance can be considered as closely associated with financial performance. Although we are not yet subject to significant CSR reporting regulations, we strive to be as proactive and transparent as possible, and publish an Extra-Financial Performance Report, or EFPR, on an annual basis.
Our CSR journey pursues several objectives. First is our desire as a company to uphold the principles of our code of ethics and our internal policies. Secondly, we seek to manage risks that could potentially affect our business activity, and to seize opportunities that could potentially contribute to our growth. Third, we engage with key stakeholders in our ecosystem (doctors, patient associations, investors, talents, employees, etc.) in order to capture, understand and address challenges that are material for them and for us. Finally, we attempt to anticipate future regulations that may apply to our organization in the coming years.
With this in mind, at the end of 2021, our Board of Directors created a dedicated ESG Committee which meets at least twice per year and makes recommendations to the Board of Directors. This committee reviews in particular the annual ESG roadmap (specific actions and initiatives conducted or to be launched), and is involved in the drafting and review of the annual EFPR. This report describes our philosophy, our priorities and the nature of our engagement in terms of (1) policies, (2) actions and (3) performance indicators, including criteria related to (1) the environment, (2) social and societal topics and (3) governance matters.
Internally, our CSR approach involves stakeholders at all levels of the Company. At the top of the organization, beyond the ESG Committee, the Audit Committee and the Nominations and Remunerations Committee play a key role. The Economic and Social Council, or Works Council, a statutorily-required council composed of employee representatives, also plays a significant role. In addition, each functional department is responsible for ensuring that E- and/or S- and/or G-related matters are properly addressed. Then at the bottom of the organization, a group of ESG volunteers - or ESG champions - is making sure that CSR remains at the heart of our organization.
In 2022, the independent rating agency Gaïa Research by EthiFinance SAS awarded us a bronze medal and ranked our company in 6th place out of 49 companies in our sector. We also obtained a Prime Status label from Institutional Shareholder Services Inc. In 2022, we also engaged in a series of self-evaluation processes, as part of our dedication to continuous improvement, based on sector-specific tools developed around the IS026000 standard as well as the 17 Sustainable Development Goals (SDGs) from the United Nations, and with regards to environmental standards we referred to ADEME (Agency for the Environment and Energy Management), Science Based Targets initiative (SBTi) and Greenhouse gases (GhG).
In 2023 and beyond, we plan to further strengthen our ESG approach, laying the foundation for a materiality assessment with our relevant stakeholders, in line with emerging regulations.
v.     Overview of our main programs
Since its strategic reorientation at the end of 2020, GENFIT has greatly expanded and diversified its portfolio of products under development, which now includes the following programs:

Upcoming milestones, data announcements and launch dates are anticipated and subject to change. PBC: primary biliary cholangitis ; ACLF: acute on chronic liver failure. CCA: cholangiocarcinoma; HAC: hyperammonemic crises; UCD = urea cycle disorders ; OA = organic acidemias ; HE: hepatic encephalopathy; NASH: non-alcoholic steatohepatitis; POC: Proof of Concept. *elafibranor, VS-01, GNS561, nitazoxanide (NTZ) and VS-02 are investigational compounds that have not been reviewed nor been approved by a regulatory authority in targeted indications. Ipsen has global rights to develop and commercialize elafibranor in PBC (including open-label extension, confirmatory PBC study and life cycle management), with the exception of China, Hong Kong, Taiwan, and Macau (Greater China) where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor. GENFIT has in-licensed the exclusive rights for GNS651 in cholangiocarcinoma in the United States, Canada and Europe, including the United-Kingdom and Switzerland, from Genoscience Pharma. Labcorp has a five-year exclusive license for the development and commercialization of NIS4 technology to power a next-generation NASH diagnostic LDT to identify patients with at-risk NASH in the United States and Canada. NIS2+ is a next-generation technology derived from NIS4.
vi.     Our Strengths
We rely on our strengths to accelerate our research and development efforts over the coming years.
–A recognized expertise in bringing earliest stage assets into later development stages
Over the years, GENFIT has demonstrated its capacity to develop assets from the earliest stages to the pre-commercialization stage. This track record was materialized by the development of elafibranor from discovery to Phase 3 in NASH, and then in PBC, leveraging GENFIT's expertise in several fields: research (target identification, understanding of molecular mechanisms of action, establishing a network of experts, etc.), clinical development (study design and protocol definition, KOL management and Advisory Boards, clinical trial execution from site activation and patient recruitment to data readout and statistical analysis), regulatory (US Food and Drug Administration (FDA)/European Medicines Agency (EMA) interactions for Investigational New Drug (IND) submissions, Breakthrough Therapy/Fast Track/Orphan designations, accelerated pathways such as Subpart H, etc.) and pre-commercialization (disease awareness, patient engagement, forecasting, sales force sizing, market-access ,etc.).
–A portfolio focused on disease areas with high unmet needs and high market potential
In just a few years, GENFIT's portfolio has become widely diversified, expanding from a single asset (elafibranor) and a single indication (PBC) to a portfolio comprised of six assets and six indications. The wide range of mechanisms of action and indications we are targeting allow us to distribute the risk over several programs. The distribution of these programs across multiple development stages (two preclinical and four clinical programs in Phase 1, Phase 2 and Phase 3) provides a dynamic and diverse potential newsflow over the next months and years.

Program	Designation
Elafibranor in PBC	Orphan Drug Designation (FDA, EMA)	Breakthrough Therapy Designation (FDA)
VS-01-ACLF	Orphan Drug Designation (FDA, EMA)
GNS561 CCA	Orphan Drug Designation (FDA)
VS-01-HAC*	Orphan Drug Designation (FDA)	Rare Pediatric Designation (FDA)
*VS-01-HAC is also potentially eligible for Priority Review Voucher (PRV) upon approval (FDA)

–Partners with a strong commercial track-record
Ipsen became an 8% shareholder of GENFIT at the end of 2021. The strategic partnership also provides Ipsen with access to our research capabilities and other clinical programs through rights to first negotiation, therefore becoming a potential natural partner for GENFIT to commercialize any late stage asset successfully developed in the future. Ipsen’s world-class development capabilities, well-established global commercial footprint and excellent track record in delivering therapies to patient populations with unmet medical need indeed makes it an ideal partner for GENFIT. We have also developed partnerships with other stakeholders, creating potential avenues to generate revenues in the future. In 2019, the Company signed a licensing and collaboration agreement with Terns Pharmaceuticals for the development and commercialization of elafibranor in Greater China, and also has agreements with Labcorp, to commercialize NIS4 technology in the US and Canada as a Laboratory Developed Test, as well as with Q2 lab in the clinical research space.

–A robust financial situation with a strong cash position
As of December 31, 2022, the Company’s cash, cash equivalents and current financial assets amounted to €140.2 million (amount is net of cash in transit of €0.3 million, earmarked for payment in early January 2023). Based on current assumptions and without taking exceptional events into account, we believe that our existing cash and cash equivalents as of December 31, 2022, will enable us to fund our operating expenses and capital expenditure requirements until approximately the fourth quarter of 2024. For more information regarding our liquidity and capital resources, see “Item 5.B—Liquidity and Capital Resources.”

vii.     Our Strategy
GENFIT's strategy is to make the most of our strengths to become a world leader in the development of innovative therapies and diagnostics in severe liver diseases, prioritizing rare diseases. This strategy is designed to serve our purpose, focused on improving patients' lives.

–Targeted therapeutic areas
The relevance of our positioning in rare, severe liver diseases for which unmet needs remain high is threefold:
•It allows us to act, as a pioneer, for the benefit of patients whose lives are in danger, and who have few, if any, therapeutic options;
•It allows us to apply our know-how, our expertise and experience to try to bring patients satisfactory solutions thanks to the advances enabled by our innovation work in the preclinical and clinical fields and;
•Finally, it allows us to consider potential accelerated approval processes.

–Our approach to generate value
In terms of drug development, our goal is to focus our efforts in one specific area - rare and severe liver diseases - for greater operational efficiency, and to distribute the risk across different programs with different mechanisms of action, with the goal to improve our chances of success.
Our goal is also to reduce development timelines, and we therefore favor two approaches to strengthen our portfolio:
•Repurposing of molecules approved in other indications (e.g. NTZ, an antiparasitic drug, in ACLF); and
•In-licensing and/or acquisition of molecules developed by other companies (e.g. GNS561, from Genoscience Pharma, in CCA, and VS-01-ACLF, from Versantis AG in ACLF).
GENFIT's ambition is to develop drug candidates from the earliest stages up to the latest stages, including Phase 3. Depending on predefined criteria such as the targeted indication or competitive environment, or potential opportunities in terms of partnerships, GENFIT will then choose what we consider to be the best option to commercialize our most promising assets for which the company has not yet licensed the rights:
•Build our own marketing and sales forces to commercialize the asset on our own, or
•Leverage the existing relationship with preferred commercial partner Ipsen which provides a natural path to commercialization, or
•Commercialize via another partner.
We consider the patient journey as a whole and are also looking to continue to be present in the diagnostic field, specifically to determine which populations to treat within the therapeutic areas we are targeting with our drug candidates.

–Our corporate priorities in 2023
To ensure the efficient execution of the previously described strategy in 2023, GENFIT has defined three top corporate priorities:
•to execute our ongoing programs: transition with our partner Ipsen in PBC and to progress our therapeutic programs in ACLF and CCA;
•to capitalize on the excellence of our research, continuing to rely on our pioneering work in ACLF; and
•to continue to strengthen our organization, both on the financial and human aspects.

viii.     Our Drug Candidates and Diagnostic Development Programs
We are developing product candidates in six therapeutic programs and two diagnostic programs, as described below.
–Elafibranor in Primary Biliary Cholangitis (PBC)
•About PBC
PBC is a rare, chronic, progressive liver disease of autoimmune etiology, characterized by injury of the intrahepatic bile ducts that, in untreated patients or non-responders to existing therapies, may progress to hepatic fibrosis, cirrhosis, hepatic decompensation, and death unless they receive a liver transplant. PBC disproportionately affects women versus men (approximately 10:1) and is typically diagnosed in patients between 40 years to 60 years of age. The incidence and prevalence rates for PBC in Europe, North America, Asia, and Australia are reported as ranging from 0.33 to 5.8 per 100,000 inhabitants and 1.91 to 40.2 per 100,000 inhabitants, respectively. It is estimated that there were 47,000 prevalent cases of PBC in the United States white population and that approximately 3500 new cases are diagnosed each year. Over 60% of the newly diagnosed cases are asymptomatic. The majority of asymptomatic patients become symptomatic within 10 years and the estimates for developing symptoms at 5 and 20 years are 50% and 95%, respectively. Patients with PBC progress at varying rates, some experiencing liver decompensation over a period of several years while others experience liver decompensation over decades. PBC is one of the leading indications for liver transplantation. Despite its rarity, PBC remains an important cause of morbidity in the Western world. PBC has also been identified as an important risk factor for hepatocellular carcinoma.
PBC is characterized by cholestasis caused by autoimmune destruction of biliary ducts with progressive impairment of bile flow in the liver. This results in increased hepatocellular bile acid concentrations, which are toxic to the liver. Such hepatocellular injury is associated with a local inflammatory response resulting early on in an abnormal elevation of serum alkaline phosphatase (ALP) levels, a hallmark of the disease. Antimitochondrial antibody and IgM are specific immunological hallmarks of PBC, and antimitochondrial antibody is a diagnostic marker of the disease in approximately 90% of patients. Liver biopsy, while confirmatory, is no longer the standard of care.
ALP is also routinely used to clinically monitor the disease and serves as a leading indicator of disease progression. ALP increases with disease progression as bilirubin starts to decline in more advanced disease (as the excretory function starts to decline), and both have been shown to be highly predictive of long-term clinical outcomes (e.g., transplant-free survival). There is a near log-linear correlation of both elevated ALP and bilirubin after 1 year of follow-up with long-term liver transplant-free survival.
The most common symptoms of PBC are fatigue and pruritus. The mechanisms underlying these symptoms are not well elucidated and neither correlates with disease stage or clinical outcomes.
The following diagram depicts where and how bile ducts are destroyed.

–Limitations of Current Treatment Options
UDCA, an epimer of the primary human bile acid, was the only medicine approved to treat PBC until May 2016. UDCA has been shown to improve ALP and bilirubin, and to delay histological progression, thereby increasing liver transplant-free survival. While UDCA has had a marked impact on clinical outcomes in PBC, a large proportion of patients have an inadequate response. It is estimated that up to 40% of UDCA-treated patients have a suboptimal response to UDCA. ALP levels remain elevated in up to 70% of patients who are currently being treated or are intolerant to UDCA. Such patients remain at risk of disease progression and longer term adverse clinical outcomes.
In May 2016, the FDA approved obeticholic acid, marketed as Ocaliva by Intercept Pharmaceuticals, Inc., for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as a single therapy in adults unable to tolerate UDCA. In September 2017, following the death of 19 PBC patients being treated with Ocaliva, the FDA published a safety announcement for Ocaliva, indicating that some patients with moderate to severe decreases in liver function had been incorrectly dosed, resulting in an increased risk of serious liver injury and death. The FDA also indicated that Ocaliva may also be associated with liver injury in some patients with mild disease who are receiving the correct dose. In February 2018, the FDA issued a Boxed Warning added to the Ocaliva label, the most severe warning required to be included in labeling by the FDA. Concerns remain over pruritus and serious liver injury or liver death caused by administration of Ocaliva. In its Phase 3 clinical trial, severe pruritus was reported in 23% of patients in the Ocaliva 10 mg dose cohort and in 19% of patients in the Ocaliva titration cohort, in which dosing was initiated at 5 mg and titrated up to 10 mg based on clinical response, compared to 7% of patients in the placebo group. In May 2021, the FDA issued a drug safety communication restricting the use of Ocaliva in patients with PBC having advanced cirrhosis. The use of Ocaliva is now contraindicated in advanced cirrhosis due to the risk of liver failure, which may require liver transplant.
Accordingly, we believe there is still a significant medical need for new therapies, as current treatments either are ineffective for a large portion of PBC patients, cause significant side effects or include safety risks.
•Our Program: Elafibranor for the Potential Treatment of PBC
We believe that elafibranor has the potential to offer a therapeutic solution that can be effective in treating PBC while also maintaining a favorable tolerability and safety profile.

–Elafibranor in PBC: rationale and mechanism of action
Elafibranor mechanism of action targets PPARα and PPARδ. Targeting PPAR receptors has shown multiple beneficial effects, including the reduction of bile acid synthesis, improved detoxification of bile in the bile duct and anti-inflammatory activity. Patients with PBC often have elevated ALP, a marker of cholestasis, and studies have shown a correlation between elevated ALP levels and increased risk of adverse patient outcomes.

PPARα/δ activation
Bile acid detoxification
CYP3A4
SULT2A1
UGT2B4
Bile acid synthesis
CYP7a1
CYP27A1
CYP8B1
Bile acid output
BSEP
MRP2
Bile toxicity
MDR 2/3
ABCG5/B8
Inflammatory pathways
AP1
NFKb
BCL6

We have observed elafibranor’s effect in reducing ALP levels and markers of inflammation in our Phase 2 clinical trial in patients with PBC.
–Phase 2: positive Phase 2 results published in a renowned scientific journal
Positive results from our Phase 2 clinical trial of elafibranor in PBC formed the rationale to launch the ELATIVE Phase 3 trial previously described. These results were announced in December 2018 and then presented in April 2019 at the International Liver Congress 2019 organized by EASL (European Association for the Study of the Liver), and then published in The Journal of Hepatology in 2021.

The Phase 2 clinical trial of elafibranor in PBC was a multi-center, double-blind, randomized, placebo-controlled clinical trial evaluating the efficacy and safety of elafibranor after 12 weeks of treatment in patients with PBC and inadequate response to UDCA. The trial was conducted at multiple clinical centers in the United States and in three European countries and enrolled a total of 45 patients. The patients were randomized into one of three treatment arms, receiving either elafibranor 80 mg, elafibranor 120 mg or placebo.
The primary objective of the trial was to determine the effect of daily oral administration of elafibranor on ALP in these patients, based on relative change from baseline in serum ALP levels compared to placebo. In addition to assessing the tolerability and safety of elafibranor in patients with PBC, secondary endpoints included assessment of elafibranor 80 mg and 120 mg as compared to placebo on several outcome measures, including:
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
We observed that the mean changes from baseline in ALP in both of the elafibranor treatment groups showed statistically significant decreases compared to placebo. In the elafibranor 80 mg and 120 mg treatment groups mean decreases in ALP were 48% (n=15) and 41% (n=14), respectively, whereas the mean ALP increased by 3% (n=15) in the placebo group. When adjusted for placebo, the treatment effect of the elafibranor 80 mg and 120 mg treatment groups was a mean decrease in ALP of 52% (p<0.001) and 44% (p<0.001), respectively. Based on these results, elafibranor achieved the primary endpoint of the trial with high statistical significance.

(1) Schattenberg et al. J. of Hepatol. 2021, Vol. 74, Issue 6:1344-1354;
Elafibranor also achieved high statistical significance on the composite endpoint of ALP and bilirubin, with response defined as (1) ALP less than 1.67 times the ULN, (2) total bilirubin within normal limits and (3) a reduction of ALP of more than 15%. The elafibranor 80 mg and 120 mg treatment groups achieved mean response rates of 67% (p=0.001) and 79% (p<0.001), respectively, as compared to 6.7% in the placebo group. This composite endpoint was the primary endpoint in the Phase 3 clinical trial of Ocaliva that led to its FDA marketing approval. In a three-month Phase 2 clinical trial of Ocaliva, treatment with 10 mg of Ocaliva resulted in a mean response rate of 23%, compared to a placebo response rate of 10%, on this composite endpoint.
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
Elafibranor treatment did not induce or exacerbate pruritus. In contrast, a favorable trend was evidenced by a reduction of the virtual analogue scale or VAS score in patients that reported pruritus (VAS ≥0 mm) at baseline. A similar trend was observed in the pruritus domain of the PBC-40 QoL questionnaire with a median change from baseline of -25% and -21% in the 80 mg and 120 mg group, compared to placebo, which remained unchanged. This apparent improvement in pruritus is particularly impressive considering that it was observed in this trial of a duration of 3-months. Considering the burden that pruritus has on the quality of life in a significant proportion of patients with PBC, we designed our ELATIVE Phase 3 trial with several secondary endpoints designed to measure the potential benefits that elafibranor may have in alleviating this symptom.

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
–Phase 3 ELATIVE trial: topline data expected towards the end of the second quarter of 2023
ELATIVE is an international Phase 3 double-blind randomized placebo-controlled study with an open-label long-term extension (LTE) evaluating the efficacy and safety of 80 mg elafibranor once daily versus placebo in patients with PBC and inadequate response or intolerance to UDCA. In the double-blind treatment period, patients were randomized in a 2:1 ratio to receive 80 mg elafibranor (n=100) or placebo (n=50) once daily.
After the variable double-blind treatment period (52 - 104 weeks), all patients will receive elafibranor at 80 mg per day for five years at most during the LTE.
The primary endpoint is the response to treatment at week 52 as defined by biochemical parameters: ALP < 1.67 x ULN and total bilirubin ≤ ULN and ALP decrease ≥ 15%. Secondary endpoints include response to treatment based on ALP normalization at week 52 and change from baseline in pruritus through week 52 on PBC Worst Itch NRS score.
Enrollment was completed in June 2022. We expect to deliver ELATIVE topline data towards the end of the second quarter of 2023, which, if successful, we plan to use to support regulatory submissions under accelerated approval pathways.
Following announcement of the interim Phase 3 topline results, expected towards the end of the second quarter of 2023, Ipsen will assume responsibility for all additional clinical development. Ipsen owns global rights, and Terns Pharmaceuticals owns rights in Greater China. (See “Item 4.B—Commercialization perspectives—Out-licensing partnerships"). Throughout 2022 GENFIT and Ipsen collaborated closely in preparation of ownership transfer of our program in PBC.

–VS-01-ACLF and nitazoxanide (NTZ) in Acute on Chronic Liver Failure (ACLF)
•About ACLF
ACLF is a rare, life-threatening, but potentially reversible condition of varied etiology. ACLF is a syndrome, globally defined by multi-organ dysfunction and failure in patients with chronic liver disease or liver cirrhosis and high short-term mortality within a period of 28 to 90 days. Today, hepatologists recognize ACLF to be a medical entity as a whole.
Patients with cirrhosis may initially be compensated. With progression, many patients will go on to have acute decompensation of cirrhosis characterized by the rapid development of complications such as ascites, hepatic encephalopathy (HE), gastrointestinal hemorrhage, or bacterial infection, which are very common causes of hospitalization. On admission, approximately 30% of these patients will develop liver and/or other organ failure(s) (i.e, brain, kidneys, cardiovascular and respiratory) and will be considered as having ACLF.

ACLF is an underserved medical condition associated with high short-term mortality (23% to 74% mortality at 28 days, depending on severity grade). Currently, no drugs have been approved in ACLF. In 2021, the prevalence of ACLF is estimated to be approximately 294 thousand across the US, EU4 and UK. This market is expected to grow to approximately 300 thousand patients by 2036 due to an aging population and a higher prevalence of non-alcoholic fatty liver disease (NAFLD)/NASH, diabetes, obesity, alcohol consumption and drug induced liver injuries.

Rising alcohol consumption has already impacted China, the United States, and Denmark, all of which have documented a doubling in alcoholic liver disease hospitalizations over a 10-year period.
In the US, there are over 600,000 hospitalizations per year for decompensated cirrhosis. With a 10-30% ACLF prevalence in this population the annual number of ACLF hospitalizations in the US is estimated to be between 60,000 and 180,000. In the five major European countries, there are about 800,000 hospitalizations for decompensated cirrhosis. With a 20-30% prevalence in this population, the annual number of ACLF hospitalization is estimated to be between 160,000 and 240,000.
Cirrhosis and ACLF represent a substantial health and economic burden. For example, in the United States in 2011, the total inpatient costs for cirrhosis with and without ACLF was estimated to be more than $10 billion. In the same study, the cost per hospitalization was 3.5-fold higher for ACLF patients than for patients with cirrhosis who did not have ACLF.

Such high hospitalization costs for critically ill ACLF patients as compared to cirrhotic patients without ACLF can be easily explained by higher rates of hospitalization in the ICU and, most importantly, by 2-3-fold longer hospital stays: average of 16 days for ACLF patient versus 7 days for patients with cirrhosis who did not have ACLF. Complications are the key drivers impacting the length of patient's hospital stays with renal and infectious complications being associated with the longest hospital stays.

–A high unmet medical need
There are no specific therapies currently available for patients with ACLF other than treatment of precipitating events, when identified, and organ failure support (e.g., hemodialysis in the case of kidney failure). The only definitive treatment option is liver transplantation. Due to the emergency setting, limited access to compatible liver donors and, in some cases, no accessible liver transplant capabilities, approximately 15-30% of patients die while awaiting liver transplant.
Patients with acute decompensated cirrhosis are generally hospitalized in the regular hepatology ward. Within one week, patients may progress to ACLF and are usually transferred to an intensive care unit where organ support and general care can most effectively be provided. Despite intense efforts to improve the standard of care, the current high short-term mortality rate highlights the critical medical need of new therapies to help patients to rapidly recover and survive an ACLF episode without liver transplantation or bridge them to liver transplant, when appropriate.
The mean survival time in patients with ACLF is 3 – 5 years. In a study of 1,343 hospitalized patients with cirrhosis and acute decompensation, 303 had ACLF when the study began, 112 developed ACLF, and 928 did not have ACLF. The 28-day mortality rate among patients who had ACLF when the study began was 33.9%, among those who developed ACLF was 29.7%, and among those who did not have ACLF was 1.9%. In general, a greater number of organ failures is associated with higher short-term mortality. For example, the 28-day mortality rate for patients having 3 or more organ failures approaches 80%.
–Bedside management of ACLF patient hospitalized in Intensive Care Unit

•Our first program: VS-01-ACLF for enhancing the systemic elimination of ammonia and other ACLF-related metabolites
–VS-01-ACLF: rationale and mechanism of action

VS-01-ACLF is an innovative, first-in-class, therapeutic drug candidate based on a proprietary scavenging liposomal technology. It is administered directly into the peritoneal (abdominal) cavity following drainage (paracentesis) of ascites, one of the most common complications in patients with ACLF. VS-01-ACLF was granted the Orphan Drug Designation in ACLF by the FDA.
In the setting of ACLF, toxic metabolites build up in the bloodstream due to organ failures. VS-01-ACLF is designed to enhance the clearance of ACLF-related metabolites by extracting them from the blood into the peritoneal cavity by passive diffusion. Toxic metabolites, either captured by the liposomes or in the surrounding fluid, are then drained from the body.
VS-01-ACLF is in clinical development as a first-line therapy for the timely reversal of ACLF. The identification of the toxic metabolites extracted by VS-01 and associated clinical outcomes will be further investigated in the upcoming proof of concept Phase 2a study. Preclinical and clinical pharmacodynamic and metabolomic studies have shown that VS-01-ACLF could be the first drug to use the intraperitoneal route to:
•Simultaneously support the liver, kidney and brain, the organs that most often fail in cirrhotic patients; and
•Reduce inflammation, which is a key driver of ACLF.
More specifically, liposomes in VS-01-ACLF are designed to trap bacterial endotoxins and mediators of inflammation as well as ammonia, one of the main culprits of hepatic encephalopathy and associated brain failure. Overall, we believe VS-01-ACLF will enhance the clearance of hepatic and uremic toxins to support the liver, kidney and brain function.
Thus, VS-01-ACLF may be well suited as a treatment for patients with ACLF, with the potential to improve survival, to increase the probability of success for liver transplant in selected patients, and to reduce healthcare costs.
–Evidence supporting further development

◦Non-clinical evidence
Non-clinical studies evaluated the efficacy of VS-01-ACLF in small and large animal models. VS-01-ACLF was shown to extract kidney and liver toxins (185 extracted metabolites, including ACLF-related metabolites and uremic toxins) as well as inflammation mediators (28 lipophilic compounds identified including fatty acids and bile acids). Moreover, VS-01-ACLF could efficiently capture ammonia. In healthy rats, VS-01-ACLF was shown to remove 20 times more ammonia than a control solution without liposomes. The extraction of ammonia in the peritoneal space led to a decrease in ammonemia in rats and pigs and to a decrease in brain edema in a model of bile duct ligated rats.
In rats, VS-01-ACLF was shown to be safe and well tolerated during a prolonged dwell time (>4h) and during single and multiple doses.
Based on safety pharmacology studies and a GLP repeated dose toxicity study in minipigs receiving a daily session for 10 days, VS-01-ACLF was found to be safe and well tolerated. No immune reactions were observed in pigs which are known to be highly sensitive to colloidal formulation and prone to the so-called CARPA reaction (allergic reaction) following single and daily administration for 10 days.

◦Clinical evidence

A Phase 1b first-in-human (FIH) open-label study has been completed in 12 cirrhotic patients with ascites and covert hepatic encephalopathy. The study assessed the safety and tolerability of VS-01-ACLF following intraperitoneal administrations of single-ascending doses and multiple doses on top of standard of care (SOC) as a primary objective. The pharmacokinetics and efficacy profile were assessed as a secondary objective. VS-01-ACLF was generally well tolerated. Importantly, >80% of patients demonstrated improvement or stabilization of the severity of their liver disease (as assessed by Child-Pugh score). There was a trend towards dose related increases in the clearance of ammonia removed from the peritoneal cavity as well as improvement in cognitive assessments used in the evaluation of patients with hepatic encephalopathy. Taken together, the benefit risk profile of VS-01-ACLF is supportive of ongoing clinical investigation in patients with ACLF having ascites.

Effect of VS-01-ACLF on metabolites reduction presented at EASL 2022 (2 abstracts):
•Abstract 1 (metabolites associated with organ failure)
•Abstract 2 (metabolites associated with bacterial infection

–Next milestones

An international Phase 2, open-label, randomized, controlled, multi-center, proof of concept study will assess the efficacy, safety and tolerability of VS-01 in addition to standard of care (SOC), compared to SOC alone, in approximately 60 adult patients with ACLF grades 1 and 2 and ascites.

It is anticipated that the first patient will be screened in this trial in the second quarter of 2023.

•Our second program: nitazoxanide (NTZ), as a standalone or in combination treatment
Our second program aims at developing the repurposed drug nitazoxanide (NTZ).
–NTZ: rationale and mechanism of action

The identification of NTZ is the result of our research program initially designed to discover novel anti-fibrotic molecules with a priority given to liver fibrosis.
During further research we have also discovered that NTZ and its circulating metabolite, tizoxanide (TZ), have additional anti-inflammatory effects through the inhibition of inflammatory cell activation. In our preclinical research, the apparent beneficial effects we have observed with NTZ may be explained in part by the anti-infectious properties of NTZ acting on intestinal microbiota dysbiosis/overgrowth and improve the intestinal barrier and direct dose-dependent anti-inflammatory effects on immune cells (macrophages and polymorphonuclear leukocytes).

–Evidence supporting further development
◦Preclinical evidence
As part of our preclinical program, we have studied NTZ in in vitro and in vivo disease models.
In disease models, NTZ and TZ, its active circulating metabolite, have a wide anti-infectious spectrum acting on bacteria, viruses and parasites commonly encountered in human intestinal flora. Thus, an oral treatment with NTZ is expected to improve bacteria overgrowth and dysbiosis and possibly preserve the intestinal barrier in patients with ACLF. We also observed that, in cultured human liver cells, TZ inhibits a key pathway of programmed cell death (apoptosis) in a dose dependent manner.
•NTZ reduced LPS-induced inflammation in healthy rats: our research has demonstrated that in healthy rats, an oral administration of NTZ concomitant with intraperitoneal injection of LPS significantly reduced the LPS-induced rise in circulating cytokines and inflammatory markers;
•NTZ showed beneficial effects on liver function markers (bilirubin, albumin) in models of cirrhosis: In two distinct rat models of ACLF, we found that NTZ has hepatoprotective effects by reducing ALT and AST while totally preventing LPS-induced rise in GGT and total bilirubin;
•NTZ reduced brain edema in models of ACLF (bile duct ligation);
•NTZ reduced inflammation markers in models of ACLF (bile duct ligation);
•NTZ improved survival in treatment models of Sepsis (cecal ligation puncture, or CLP): the mortality rates in NTZ treated vs vehicle treated group were 53% vs 90% at 72 hours and 67% vs 100% 5 days after CLP surgery; and
•Administration with NTZ also prevented plasma increases in two renal function markers: cystatin C and creatinine.

◦Clinical evidence
Two Phase 1 studies were completed in the fourth quarter of 2022 and the first quarter of 2023 and are expected to provide preliminary insight into NTZ pharmacokinetics and safety in the setting of hepatic impairment or renal impairment.
–Next milestones
The data for the hepatic impairment study will be presented in a poster presentation during Digestive Disease Week® (DDW) 2023, taking place May 6-9, 2023, at McCormick Place in Chicago, IL, and online. The data from the renal impairment study are currently under review. In both studies, NTZ was generally well tolerated with a safety profile that is supportive of future investigation in patients with ACLF.
A Phase 2a proof of concept study in patients with ACLF grade 1 and 2 is currently under discussion with FDA, and study initiation is targeted for the second half of 2023.
–GNS561 in cholangiocarcinoma (CCA)

•About Cholangiocarcinoma
Biliary tract cancer (BTC) is the second most common primary liver malignancy diagnosed globally. Cholangiocarcinoma (CCA) is a type of BTC and represents approximately 15% of all primary liver tumors and 3% of gastrointestinal cancers.

Mass-forming
Periductal-infiltrating
Intraductal-growing
Bile ductules
Segmental ducts
iCCA
10-20%
Left, right, common hepatic ducts
pCCA
50-60%
Common bile duct
dCCA
20-30%
Intrahepatic CCA (iCCA)
Extrahepatic CCA (eCCA)

Adapted from Nature Reviews Gastroenterology & Hepatology volume 17, p. 557–588
CCA comprises a heterogeneous group of cancers with pathologic features of biliary tract differentiation and is presumed to arise from the intra- or extrahepatic biliary tract. Gallbladder cancer is distinct from cholangiocarcinoma in epidemiology, pathobiology, clinical presentation and management and is considered as a different type of biliary tract cancer. Based on its anatomical origin, CCA is best classified anatomically as intrahepatic (iCCA) or extrahepatic (eCCA) and comprises perihilar (pCCA) and distal (dCCA) CCA. The incidence of iCCA appears to be increasing and may be as high as 2.1 per 100,000 person years in Western countries.

CCA may occur in normal livers or in the setting of underlying liver disease, and in these cases, it appears as a mixed type hepatocellular-cholangiocarcinoma instead of traditional adenocarcinoma. Several risk factors of chronic inflammatory damage and increased cellular turnover have been established, such as hepatobiliary flukes (Opistorchis viverrini and Clonorchis sinensis), primary sclerosing cholangitis, biliary tract cysts, hepatolithiasis and toxins. Cirrhosis, chronic hepatitis B and C, obesity, diabetes mellitus and alcohol-related liver disease are also emerging as risk factors for CCA.
The clinical presentation of CCA is non-specific and most often insufficient to establish a diagnosis. Early diagnosis is a major challenge as most patients with early-stage disease do not have symptoms due to limited biliary obstruction. Rather, patients characteristically manifest symptoms related to their underlying cirrhosis, a condition present in some patients with CCA.
Taken together, the majority of patients with CCA are diagnosed with advanced disease, often precluding potentially curative therapies. Once symptomatic, CCA is often associated with non-specific complaints, including right upper abdominal or epigastric pain or discomfort, jaundice, weight loss, malaise, hepatomegaly or a palpable abdominal mass. The onset of ascites, encephalopathy, jaundice or variceal bleeding in patients with previously compensated cirrhosis also increases the clinical suspicion for liver tumor. Tumor-related fever may rarely occur, although night sweats are common in advanced disease. CCA should be considered in patients with underlying hepatolithiasis or primary sclerosing cholangitis or PSC with worsening performance status, unexplained loss of weight or failure to thrive.
–A high unmet medical need
There are limited therapeutic options for this aggressive disease. The 5-year survival rates drop to 5-15% in the advanced and unresectable settings. The only potentially curative treatment remains surgical resection. Unfortunately, at time of first diagnosis, only about 25% of the patients are eligible for surgery. Moreover, even after curative intent surgery, the clinical outcomes are disappointing, with 5-year survival rates of 7% to 20%. The role of adjuvant therapies, including systemic chemotherapy and radiotherapy, remains poorly defined yielding only a modest survival benefit. Around 60% to 70% of patients are diagnosed with advanced disease, which is defined as unresectable or metastatic disease. For these patients, palliative treatment with systemic chemotherapy is the only treatment option. Patients progressing on first line chemotherapy often have a rapidly worsening performance status, and only a small number of patients may be suitable for further treatment. The estimated median survival for these patients is 3.7 months.
In the advanced setting, the standard of care for first line therapy is a combination of gemcitabine and platinum-based chemotherapy; other gemcitabine- or fluoropyrimidines-based regimens are also commonly used. At time of relapse, patients whose tumor displays fibroblast growth factor receptor 2 (FGFR2) or isocitrate dehydrogenase 1 (IDH-1) alterations may receive approved therapies that target these specific alterations. All other patients are offered second line chemotherapy. The most efficacious regimen is currently a combination of cytotoxics (folic acid, 5-FU/fluorouracil, and liposomal irinotecan (FOLFIRI)) yielding a median overall survival of 8.6 months.
•Our Program: GNS561
To address the significant unmet need in patients diagnosed with CCA, GENFIT is developing GNS561 to prolong the overall survival of patients who present with iCCA and eCCA. GNS561 is a Palmitoyl Protein Thioesterase-1 (PPT-1) inhibitor that blocks autophagy, which GENFIT in-licensed in 2021 from Genoscience (See “Item 4.B—Commercialization perspectives—Out-licensing partnerships").
–GNS561: rationale and mechanism of action
Autophagy is activated in tumor cells as a survival mechanism in a nutrient poor environment, due to tumor cell growth in advanced cancers. One of the key cellular organelles implicated in the autophagy process is the lysosome. By decreasing the activity of PPT1 in lysosomes, GNS561 may have an important inhibiting activity on late-stage autophagy, which leads to tumor cell death.

–Evidence supporting development
Lysosomal function is an essential element in autophagy, and GNS561 is a lysosomotropic small molecule which inhibits PPT1, a lysosomal enzyme required to maintain lysosome-autophagy function. PPT1 expression is high in most cancer cell lines, increased in tumors compared with paired normal tissue, and in metastases versus primary tumors, and high levels of PPT1 have been associated with shorter overall survival. Thus, these findings, along with the role of PPT1 in maintaining lysosome-autophagy function, establishes the potential of PPT1 inhibition as a strategy in cancer therapy. In addition to its inhibition of PPT1, studies with GNS561 showed that it has high liver tropism when administered orally, significantly reduced cell viability in human iCCA cell lines and induced apoptosis. GNS561-mediated cell death was correlated with inhibition of late-stage autophagy and induction of a dose-dependent build-up of dysfunctional lysosomes. GNS561 was also efficient in vivo against a human intrahepatic CCA cell line in a chicken chorioallantoic membrane xenograft model, with a good tolerance at doses high enough to induce an antitumor effect in this model.
In a first-in-human Phase 1 study in patients with advanced primary (HCC and iCCA) and secondary liver cancer (metastasis from distant carcinomas), GNS561 was observed to have good tolerability, exposure, and preliminary signal of activity. Taken together, the results generated with GNS561 highlight its potential to provide benefit in prolonging survival of patients diagnosed with CCA. In particular, we believe that GNS561, as an inhibitor of autophagy, could potentially be beneficial in combination therapy, including combinations with inhibitors of the MAP kinase pathway or immunotherapy/checkpoint inhibitors.
Cytotoxic chemotherapy drugs as well as multiple targeted therapies such as kinase inhibitors have been proposed to induce autophagy as a survival mechanism in cancer cells. In 2019, the results of two major studies showed that, in the context of a cancer with the KRAS mutation (active RAS leading to activation of the MAP kinase pathway), inhibitors of the MAP kinase pathway can induce autophagy in pancreatic cancer, and combinations of MAP kinase pathway inhibitors with autophagy inhibition can enhance tumor cell killing. Importantly, a significant proportion of CCA patients have mutations including KRAS. Therefore, the combination of therapies targeting the MAP kinase pathway with GNS561 to inhibit autophagy is a potential therapeutic strategy to treat CCA patients.

–Next milestones

GNS561 received orphan drug designation for CCA from the FDA in September 2022. Given the high unmet need in this indication and the Orphan Drug Designation obtained from the FDA for GNS561, we believe that the program should qualify for some of the expedited regulatory pathways provided by health authorities.
The GNS561 IND was submitted at the end of 2022, and the first patient screening for the Phase 1b/2a clinical trial is expected to occur towards the end of the second quarter of 2023. In Phase 1b of this study, patients with advanced KRAS mutated CCA will be enrolled to evaluate the safety and tolerability of GNS561 when given in combination with a MEK inhibitor and to identify the recommended doses of the combination to be administered in Phase 2a. In Phase 2a, the safety and efficacy of the combination will be assessed in patients with advanced KRAS mutated CCA who have otherwise failed standard-of-care for first line therapy and who do not have an actionable mutation.
–VS-01-HAC in urea cycle disorders (UCD) and organic acidemias (OA)
•About Hyperammonemic Crisis (HAC) in UCDs and OAs
Acute hyperammonemia is defined as plasma ammonia levels above 80 µmol/L in newborns up to 1 month of age and above 55 µmol/L in older children. In the mammalian organism, the hepatic urea cycle is the main pathway to detoxify ammonia. Hyperammonemic crisis occurs whenever the load of waste nitrogen exceeds the detoxification capacity.
Inborn errors of metabolism causing HAC comprise a group of hereditary disorders in which a single gene defect results in a clinically significant block of the urea cycle responsible for the metabolic clearance of ammonia from the bloodstream. The accumulation of ammonia, which is continuously produced by the breakdown of protein and other nitrogen-containing molecules, rapidly leads to cerebral edema and the related signs of lethargy, anorexia, hyperventilation or hypoventilation, hypothermia, seizures, neurologic posturing, and coma.

Adapted from Rupesh Raina et al., Nature 2020
Hyperammonemia in Inborn Errors of Metabolism (IEM) is classified as follows:
•Primary hyperammonemia, when the urea cycle is directly affected by a defect of any of the involved enzymes or transporters, defining UCDs; and
•Secondary hyperammonemia, when enzymes of the urea cycle are inhibited due to accumulating metabolites or substrate deficiencies. The most relevant group of disorders associated with secondary hyperammonemia is called Organic Acidemias, or OAs.
Regardless of the underlying genetic disorder, the clinical characteristics, outcome, prognosis and treatment of HACs associated with IEM are similar.
Patients are usually diagnosed shortly after birth via universal newborn screening tests. The clinical presentation of patients with HAC caused by IEM may start as early as the first days of life and as late as adulthood. The most severe cases present in the first week after birth with unspecific symptoms like feeding refusal and vomiting, loss of thermoregulation, neurologic posturing, seizures, hyperventilation and then hypoventilation, and irritability that progress rapidly to somnolence, lethargy, coma, multi-organ failure and death.

While these conditions are ultra-rare with 1,900 acute hyperammonemic crisis in the US and the five major European countries per year, the mortality rate is as high as 75%. Most patients will die after 5 years, and survivors will often have severe brain injuries. Patients with HAC associated to IEM must be transferred to specialized tertiary centers to be treated which increases the costs on the healthcare system.
–A high unmet medical need
The treatment of hyperammonemic crisis typically involves prompt management of the elevated ammonia levels in the blood. This may involve hospitalization, administration of medications such as sodium benzoate and phenylacetate, and intravenous fluids to help remove excess ammonia from the bloodstream. In severe cases, hemodialysis may be necessary to help remove ammonia from the blood. In centers where hemodialysis is not available, hemofiltration or other forms of dialysis should be used.
In practice, pediatric patients presenting HAC must be transferred in highly specialized tertiary centers having devices adapted to their size. Consequently, dialysis in IEM HAC is often initiated late when ammonia levels are above 1000 µmol /L and this may contribute to poor outcomes. Moreover, neonatal hemodialysis is risky, highly invasive and widely unavailable. As many as 45% of UCD patients remain untreated, and no drug is currently approved for treatment of OA.
•Our Program: VS-01-HAC for Ammonia Clearance and Prevention of HAC
–VS-01-HAC: rationale and mechanism of action
We are developing VS-01-HAC, a potential first-line lifesaving treatment for acute hyperammonemic crisis associated with IEMs.
To reduce high mortality and morbidity associated with HAC in IEMs, early diagnosis and immediate start of treatment are thought to improve the prognosis. Indeed, coma duration and levels of ammonia blood concentration are the main factors for determining mortality and neurologic outcome.
Therefore, a new drug using the peritoneal route with optimized ammonia clearance and a quick implementations time, would allow for the initiation of efficient dialysis immediately after HAC is confirmed and could help in overcoming the crises. Moreover, as the peritoneal route of administration is well adapted to pediatric patients, this treatment could be safely feasible in the hospital setting. Speed of implementation and safety represent tremendous improvements over neonatal hemodialysis, which is only possible in specialized centers and is a long and risky procedure in pediatric patients.
Use of a new treatment before transferring the patient to a tertiary center would save costs to the healthcare system as well as reduce burden on pediatric patients and their parents.
Orphan Drug Designation and Rare Pediatric Disease Designation (RPDD) have been granted to VS-01-HAC by the FDA for this indication. GENFIT is potentially eligible to receive a Priority Review Voucher upon approval of an NDA by the FDA.

–Evidence supporting further development
An in vivo feasibility study was performed with OTC-deficient mice (homozygous females (Otcspf-ash/spf-ash) and hemizygous males (Otcspf-ash/Y)), a gold standard model which develops hyperammonemia and presents many characteristics of the human disorder. The results showed that ammonia extracted from blood into the peritoneal cavity was significantly (p < 0.0006) higher following single intraperitoneal injection of VS-01 compared to the control solution at all timepoints during the dwell time and led to a significant decrease in blood ammonia.
Our non-clinical and first-in-human clinical data showed that ammonia clearance in the peritoneal fluid increased proportionally with the volume of fluid infused and ranged between 5 and 95 mL/min following treatment with 0.3 L and 3 L VS-01, respectively. These values are in the same range as those reported in UCD patients treated with different extra corporal dialysis modalities.

–Next milestones
Following completion of the non-clinical feasibility study, we plan to develop formulation optimization for specific pediatric implementation and conduct IND-enabling nonclinical studies with a target to complete such studies in 2024 in UCD and OA.
–VS-02-HE in hepatic encephalopathy (HE)
•About hepatic encephalopathy
In the setting of chronic liver disease and liver failure, toxins, including ammonia, accumulate in the systemic circulation and can cross the blood-brain barrier. Excess ammonia induces accumulation of glutamine in astrocytes causing osmotic stress and alteration of cell metabolism and can result in brain edema or swelling.
These are features of hepatic encephalopathy, or HE, which is one of the major complications of advanced liver disease and portal hypertension. As many as 45% of patients with cirrhosis will experience at least one episode of HE. HE represents a diverse spectrum of neurologic, psychiatric, and musculoskeletal symptoms, including sleep-wake cycle disturbance, fatigue, concentration difficulty, personality changes, tremor, cognitive deficits, and, in severe cases, coma. Patients with and without ACLF having HE have higher mortality rates compared to patients who do not have HE.
In the US, subclinical HE has been shown to be present in as many as 80% of patients with cirrhosis, and approximately 200,000 patients with cirrhosis had HE in 2018. In Europe (EU-5), the prevalence of HE is close to approximately 90,000 cases. The prevalence of covert HE, based on Psychometric Hepatic Encephalopathy Score (PHES) testing, is 20.3% to 37% in persons with cirrhosis, however, prevalence increases to 54% when minimal hepatic encephalopathy is diagnosed according to the Stroop EncephalApp. The prevalence of overt HE at the time of cirrhosis diagnosis is approximately 10–14%. The estimated annual economic burden associated with HE in the US was $7.2 billion in 2009 and around $12 billion in 2014.

–A high unmet medical need
HE is largely underdiagnosed and undertreated and is associated with poor quality of life. Due to its neurotoxic effect, ammonia has been the main target for HE therapy. Current treatment options for HE focus on either reducing ammonia production and absorption (e.g., non-absorbable disaccharides) or on promoting its elimination by eliminating ammonia-producing colonic bacteria (e.g., antibiotics). Non-absorbable disaccharides such as lactulose, however, exhibit various limitations such as persistent side effects leading to poor compliance which indirectly affects overall efficacy. Additionally, antibiotics (e.g., rifaximin), according to the approved label for rifaximin as of the date of this annual report, are limited to the reduction of overt HE recurrence rather to the treatment of overt HE.
•Our Program: VS-02-HE for the Reduction of Hyperammonemia & the Stabilization of Blood Ammonia

–VS-02: rationale and mechanism of action
As urease-producing bacteria in the gut are one of the main sources of circulating ammonia in humans, urease-inhibitors may represent a promising therapeutic approach for HE.
We are developing VS-02, a urease inhibitor currently in preclinical stage. VS-02 is a hydroxamic acid (HA) derivative, which is designed to inhibit ureases by binding to nickel atoms in their active site. Inspired by earlier studies, the in vitro activity of a series of novel hydroxamic acid (HA) derivatives was investigated on rat caecum content. The lead candidate, VS-02 (2-octynohydroxamic acid (2-octynoHA)), showed a potency largely exceeding that of HA derivatives tested in former clinical trials. It was further found that VS-02 was neither cytotoxic nor mutagenic at up to 1 mM, which makes it an ideal candidate for development as a novel treatment for HE via a colonic formulation.

–Evidence supporting further development
In vivo efficacy studies showed that VS-02-HE (30 mg/kg) was able to reduce ammonia blood levels in bile-duct ligated (BDL) rats. Additionally, in vivo 1H MRS measurements performed at 9.4T in the cerebellum (SPECIAL sequence, TE=2.8ms, VOI=2.5x2.5x2.5mm3) showed a significant decrease in brain glutamine levels after 5 days of treatment compared to non-treated BDL rats confirming the therapeutic effects of VS-02-HE. In summary, we believe VS-02-HE represents a promising oral candidate for further evaluation in the treatment of HE.
–Next milestones
We intend to develop VS-02-HE as a unique oral formulation designed to minimize systemic absorption of ammonia and to act where ammonia is primarily produced, while reducing glutamine levels in the brain. The treatment goal is to reduce/stabilize the accumulation of ammonia in the blood and prevent rehospitalization.
Investigational New Drug-enabling nonclinical studies are targeted to be completed in 2025.

–NIS2+™, a next-generation technology derived from NIS4 for the identification of patients with at-risk NASH
•About NASH
NASH, the most severe form of non-alcoholic fatty liver disease (NAFLD) is characterized by the presence of hepatocyte ballooning and inflammation, in addition to steatosis. NASH can progress silently towards cirrhosis, precluding the opportunity for clinicians to diagnose and intervene therapeutically prior to the development of severe liver complications, and constitutes a growing cause of cirrhosis, liver failure, and liver cancer globally. Furthermore, NASH is projected to become the leading cause of liver transplantation in the United States—it already is the primary cause among women and the secondary cause overall. Given this clinical scenario, there is a pressing need to identify patients at higher risk of disease progression, who could be considered for therapeutic intervention with existing options or when potentially promising agents currently in late-stage clinical development obtain regulatory approval.
–Today’s Challenges in Diagnosing NASH
Liver biopsy is the reference standard for the diagnosis of NASH among patients with clinical risk factors for this disease, such as metabolic disorders in the absence of alternative causes for steatosis. The implementation of this diagnostic approach, however, is limited in routine clinical practice by its invasive procedure, cost, attendant risks, variability in interpretation, and the restricted number of professionals able to perform and interpret the test, among other factors. These limitations preclude liver biopsies from being broadly used as the primary diagnostic in such a prevalent disease. Providing a non-invasive alternative to liver biopsy will therefore be critical to facilitate improved patient diagnosis, management, and future treatment access in routine clinical practice, and may eventually reduce the morbidity and mortality associated with this disease.

Beginning of patient's journey
GP
• Medical history + identification of risk factors
• Routine biomarkers (ALAT, ASAT)
referral
Diabeto-Endocrino
Cardio
Golden window for broadly implemented NIT to improve referral
• Knowledge of NASH epidemiology
• Potential additional testing in light of speciality
referral
Hepato-Gastro
• MRIs/MREs
• Fibroscan
• Biopsy
• Today, liver biopsy is the only available tool to formally identify at-risk NASH
• There are too few hepatologists to perform all the necessary biopsies, creating a bottleneck
Confirmation biopsy

At the end of 2022, Madrigal Pharmaceuticals announced positive data in its pivotal Phase 3 MAESTRO-NASH clinical trial of resmetirom for the treatment of NASH and liver fibrosis. If this leads to the first-ever approved drug for the treatment of NASH, the incentive to diagnose is expected to increase over the coming years.
The treatment of NASH is a pressing public health challenge and there is a large unmet need for a widely available, non-invasive test, or NIT, to identify patients with at-risk NASH as an alternative to liver biopsy. The availability of such a test would help address the under diagnosis of NASH by supporting physicians in identifying patients with at-risk NASH, who are at higher risk for clinical outcomes and would be eligible for therapeutic intervention.
•Our Technology: NIS2+ Technology Comprising Our Proprietary Biomarker Algorithm
As part of our strategy to address unmet needs in NASH, we have an advanced our diagnostic program based on the identification of specific biomarkers that are expressed at different levels in patients with NASH and significant fibrosis (F≥2) as compared to patients with less severe disease. This discovery kicked off a multi-year effort that has resulted in the development of NIS4 technology, a blood-based molecular technology for the identification of patients with NASH (NAS≥4) and significant fibrosis (F≥2), also referred to as “at-risk” NASH, who are at higher risk of disease progression and may be appropriate candidates for therapeutic intervention.
Our first biomarker technology, NIS4, integrated the outputs of four NASH-associated biomarkers  (alpha-2-macroglobulin, YKL-40, hemoglobin A1c, and miR-34a-5p) through an algorithm to produce a single score that can be utilized to rule in and rule out at-risk NASH, while minimizing the number of indeterminate test results.

•In August 2020, we announced that pivotal data describing the derivation and validation of NIS4 technology was accepted for publication by The Lancet Gastroenterology & Hepatology.
•In November 2021, NIS4 technology’s utility was demonstrated in a biomarker qualification Phase 1 study undertaken by NIMBLE with a strong performance for identifying patients with “at-risk” NASH and the components of "at-risk NASH (NASH, NAS > 4 and fibrosis stage > 2).
We out-licensed our NIS4 technology to Labcorp in 2019 and 2020 in the field of clinical research and for the development of an LDT, respectively. In 2021, we also signed a non-exclusive license with Q Squared Solutions LLC, or Q2, with the objective to broaden access to our NIS4 technology in the clinical research space. See “Item 4.B—Commercialization perspectives—Out-licensing partnerships.”
–NIS2+, a next-generation technology for identification of at-risk NASH
In October 2022, we announced the development of NIS2+, a next-generation technology for the diagnosis of at-risk NASH, and the presentation of results on NIS2+‘s clinical performance in three poster presentations at The Liver Meeting® 2022 organized by the American Association for the Study of Liver Diseases (AASLD):
•The first poster highlighted NIS2+ as an optimization of NIS4 technology for identifying at-risk NASH. This next-generation technology aims to address the unmet needs for identifying patients with at-risk NASH using non-invasive tests (NITs) that are not impacted by critical patient characteristics. NIS2+ demonstrated strong clinical performance in detecting at-risk NASH, while its composite scores were not impacted by the status of important subpopulations such as Type-2 diabetes, age and sex. While NIS4's performance was compelling, the composite score distributions were significantly impacted in some subpopulations. In addition, the increased robustness and simplicity of NIS2+™ technology (from a 4 to 2-biomarker panel) may allow for a wider and easier application in clinical settings.
•The second poster demonstrated the potential for NIS2+ to be used as an effective screening tool for the enrollment of patients with at-risk NASH in clinical trials, reducing liver biopsy failure rates and associated costs without inflating the number of patients to screen.
•The data in the third poster positioned NIS2+ as a potentially valuable prognostic tool for early detection of fibrosis progression in at-risk NASH patients with significant fibrosis (F2) towards advanced fibrosis (F3) and cirrhosis (F4).

The timely diagnosis of patients with at-risk NASH constitutes a critical unmet medical need, which we intend to address with this new next-generation diagnostic tool, if approved. NIS2+ simplifies the analytical process with only two biomarkers, is more robust in terms of composite scores across critical subpopulations of interest than NIS4 and can be implemented widely in clinical practice. We anticipate that, if approved in clinical practice, NIS2+ could be a diagnostic test of choice to select NASH patients in need for pharmacotherapy, by bypassing the need for liver biopsy – a real progress for patient management. Moreover, there is a need for non-invasive tests to facilitate enrollment in NASH clinical trials, so that the number of liver biopsies, with their many challenges, can be reduced.
Currently, there are four non-invasive diagnostic tests developed to identify at-risk NASH. Three of them involve both imaging and blood-based biomarkers. These are FAST (LSM by VCTE, CAP and AST), MAST (MRI-PDFF, MRE and AST) and MEFIB (MRE and FIB-4). However, NIS2+ is the only blood-based biomarker technology in development for the identification of at-risk NASH, potentially allowing it to be applied for large-scale use in clinical practice as it is more accessible than other tests which are only available at secondary care sites and can be processed in big centralized laboratories .

–Next milestones
We began communications with the FDA in 2017 to discuss potential regulatory pathways for an IVD powered by NIS4 technology.
We believe the future of NIS2+ is through an IVD test as a standalone diagnostic with the potential to enable a non-invasive, accessible and validated alternative to the liver biopsy to benefit patients, improve overall clinical care and greatly reduce barriers to entry for innovative therapies.
Prior to obtaining any FDA approval in the United States or CE Certificates of Conformity in the EEA, we, or a partner, will need to finalize the analytical and clinical study designs which are required prior to initiating formal validation studies for both the FDA and Notified Body submissions. Such studies are expensive and require significant investment.
We continue to explore the possibility of initiating and completing validation studies necessary to obtain regulatory approval and CE Certificates of Conformity, alone or with a development and commercial partner, to release an IVD powered by NIS2+ technology on the US and European markets. In the meantime, we will continue to seek the most appropriate ways to optimize on the potential of NIS2+.
–TS-01 as a point of care (POC) device for measuring ammonia in blood
Approximately 90% of hyperammonemia cases in adults are in people who have cirrhosis of the liver. Cirrhosis is the end stage of every chronic liver disease and is the 11th leading cause of death worldwide. Globally, an estimated 112 million people suffer from compensated cirrhosis, claiming more than 1.3 million lives in 2017. Complications of cirrhosis are marked by liver metabolic dysfunctions and the development of clinical signs, of which the most frequent is HE. HE is a serious neurologic condition caused when ammonia accumulates in blood, eventually affecting the brain. Elevated ammonia concentration in blood and brain (hyperammonemia) is associated with high mortality and is the mainstay for pathogenesis and treatment of HE. In patients with cirrhosis, fully symptomatic overt HE leads to hospitalizations and readmissions. HE-related hospitalizations generated charges of approximately US $11.9 billion per year in the United States, a 46% cost increase from 2010 to 2014. Costs are expected to further increase due to disease progression, requiring more complex health care efforts.
Overt HE occurs in 30-45% of patients with cirrhosis, leading to approximately 1 million cases considering 2,828,000 cases of cirrhosis worldwide. There is a need for a reliable point of care devise to measure ammonia in the blood in patients with HE, so that there can be a repeated quantification of ammonia levels to test the efficacy of ammonia-lowering treatments. Furthermore, ammonia levels can predict the onset of new episodes of HE even with mild hyperammonemia, but there are currently logistical challenges to accurately measure ammonia in the blood.
We believe that the ammonia POC diagnosis would complement both VS-01 and VS-02 product candidates and is in line with our business strategy to improve the management of severe liver diseases globally. We believe combining diagnostics with therapeutics under one umbrella synergistically multiplies the value of each product.
–A high unmet medical need
When patients with altered mental status are admitted to the emergency department, HE should be diagnosed as fast as possible to initiate further diagnostic tests, especially in the emergency department, where resources of medical staff and time are limited. Since many of the symptoms of HE also occur in people with other types of brain disease or damage (e.g., stroke, brain tumor, or bleeding inside the skull), an ideal bedside test for fast, precise and accurate ammonia measurements would:
–Allow for the rapid diagnosis of HE. A high ammonia level increases the probability of HE especially in patients who have known liver disease.
–Trigger other diagnostic steps to explore other etiologies of altered mental status (a low ammonia level reduces the probability of HE) or to rule out potential gastrointestinal bleeding if HE confirms (e.g., endoscopy).
–Initiate specific medical treatment (e.g., lactulose/antibiotic therapy). Especially in the emergency department, where resources of medical staff and time are limited.
In addition, self-monitoring of ammonia with an accurate and user-friendly POC device offers the opportunity for early identification of severe HE episodes, timely therapeutic management, and therefore decreasing hospital visits, long-term risks of complications, and global burden on public health. Moreover, close follow-up of the ammonia offers the possibility to better tailor current therapies for HE, which are unfortunately associated with poor compliance due to their side effects. Adapting treatment dose and schedule, can increase compliance and hence reduce occurrence of severe episodes. Finally, HE impacts daily functioning by altering fitness to drive, attention, memory, mood, and psychomotor speed. A tighter control of the disease is expected to increase the quality of life of patients and their families.
Today, serum ammonia testing and interpretation remain logistically challenging. After the sample is collected, erythrocyte and platelet metabolism persist in vitro, and ammonia concentrations increases at room temperature. Therefore, it is recommended that samples are kept on ice and immediately processed after collection, which increases the overall burden on staff.

Despite these challenges, the literature indicate that serum ammonia testing is increasing. Future improved ammonia testing may enhance value-based use of ammonia in patients with cirrhosis and HE. A POC device for ammonia is expected to save time, efforts, and expenses to the health care professionals while supporting caregivers, and family members.
Currently, the only marketed POC device for ammonia measurement is the PocketChem. It is mainly used in research because of its narrow quantification range (7-286 µmol/L), its interference issues and underestimation of ammonia levels in comparison to enzymatic assays.
•TS-01 for at-home monitoring of ammonia in liver disease patients to help detect HE
TS-01 is a device based on a "transmembrane pH-gradient polymersome" technology designed to easily measure ammonia levels at home.
The underlying technology behind the Transmembrane pH-gradient polymersomes for ammonia quantification in blood consist of vesicles made of non-biodegradable polymers that form a bi-layer membrane. The aqueous core of the vesicles is loaded with a pH-sensitive dye in an acidic buffer. An alkaline buffer on the outside generates the pH-gradient across the polymersomes’ membrane. Uncharged ammonia in blood samples can easily diffuse across the polymeric membrane into the core of the polymersomes, where it is protonated due to the acidic environment. Generated ammonium ions cannot diffuse back due to their charge. Accumulation of protonated ammonia inside the core of the vesicles triggers an increase in pH and consequently an increase in fluorescence intensity of the pH-sensitive dye. The increase correlates with the ammonia concentrations in the sample. When an equilibrium state is reached, fluorescence can be easily measured and thus ammonia concentrations in blood derived. We believe this unique mechanism will allow us to scale polymersome technology from high throughput to single measurements in a POC.
TS-01 was developed and validated by the university, ETH Zurich and we hold an exclusive worldwide license to develop and commercialize TS-01 in all fields, with an option to purchase the intellectual property subject to certain conditions.
–Next milestones
The development of TS-01 will be performed in collaboration with ZHAW School of Engineering with expertise in optoelectronics as well as in the development of demanding biomedical instrumentation.
The goal of this project is to build a prototype device which will be fast (≤1.5 min), selective (no interactions or selectivity issues), and sensitive (≤80 µL sample volume) over a wide concentrations range (30 µM–800 µM), covering physiological and pathological levels.
–Commercialization perspectives
•Out-licensing Partnerships
◦Strategic Collaboration with Ipsen
In December 2021, we entered into a long-term strategic partnership for global collaboration with Ipsen Pharma SAS, or Ipsen, a global, mid-sized biopharmaceutical company focused on transformative medicines in oncology, rare disease and neuroscience. The agreement gives Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns, see below) license to develop, manufacture and commercialize our investigational treatment elafibranor, for people living with PBC, and in other indications. The partnership also gives Ipsen access to future clinical programs led by GENFIT through rights to first negotiation and combines GENFIT’s scientific expertise and proprietary technologies in liver disease with Ipsen’s development and commercialization capabilities.
GENFIT remains responsible for the Phase 3 ELATIVE trial until the completion of the double-blind treatment period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term, open-label extension period of the ELATIVE trial, and global (excluding Greater China) commercialization.
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

◦Agreement with Terns Pharmaceuticals
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
◦Agreements with LabCorp and Q2
In January 2019, we entered into a worldwide, non-exclusive license agreement with Labcorp, a global life sciences leader specializing in health improvement and patient treatment decision support, to enable them to further develop and deploy NIS4 in the context of clinical research. We believe this agreement will provide expanded access to, and further validation of an LDT powered by NIS4. Initially, we have enabled Labcorp, through its subsidiary Covance, to market and sell an LDT powered by NIS4 test in the context of clinical research studies. Covance processes samples and provides test results to clinical trial sponsors. Covance has made significant progress in the deployment of NIS4 in several clinical trials conducted by leading players in the pharmaceutical industry. Covance is permitted and accredited, and will be responsible for submitting any validation that may be required under applicable state and federal laws.
In September 2020 we and Labcorp announced the signature of a five-year exclusive license agreement for our NIS4 technology, which seeks to enable easier identification of patients with at-risk NASH. Under the license agreement, Labcorp will commercialize a blood-based molecular test based on NIS4 technology in the United States and Canada, thereby making it more widely accessible to health professionals. In April 2021, Labcorp launched the LDT called "NASHnext" powered by the NIS4 technology.
In May 2021, we signed a worldwide, non-exclusive license agreement with Q2 to broaden the availability of NIS4 technology in the clinical research field.
•In-licensing Partnerships
◦License and Development Agreement with Genoscience Pharma
On December 16, 2021, we signed an exclusive license from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. Genoscience Pharma is a French clinical-stage biotechnology company developing novel lysosomotropic therapeutics to establish a new standard of care against cancer, autoimmune and infectious diseases.
Under the agreement, Genoscience Pharma is eligible for clinical and regulatory milestone payments of up to €50 million and tiered royalties. The first payable milestone is contingent on positive Phase 2 clinical trial results, and may result in payments of up to €20 million.
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

•Competitive Landscape
Because we focus on therapeutic areas with high unmet medical needs, characterized by a lack of diagnostic or treatment options, there are relatively few companies with approved products compared with other therapeutic or diagnostic areas where several options are already approved from a regulatory standpoint, and available for healthcare providers and patients.
We however operate in a competitive sector. Several companies are working on technologies, therapeutic targets or drug or biomarker candidates that aim to treat or diagnose the same diseases or identify the same patient population as our product candidates. While we believe that our drug candidates and diagnostic solutions, combined with our expertise and know-how, provide us with competitive advantages, we face potential competition from various sources, including pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available. In some indications, off-label use of non-approved drugs can also be considered as competition.
◦PBC
Only two drugs are approved in this indication. UDCA, approved by the FDA to treat PBC in 1997, remained the only approved treatment for PBC until 2016, when Ocaliva was approved by the FDA and European Medicines Agency for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA.
The other molecule that could become a direct competitor of elafibranor is seladelpar, developed by the American company CymaBay, which announced its intention to readout topline data for its Phase 3 (RESPONSE) trial in the third quarter of 2023.
Other companies are developing other less advanced drug candidates and may also become competitors. For instance, Calliditas Therapeutics announced in 2022 that the first patient was enrolled in its Phase 2b/3 TRANSFORM study evaluating setanaxib in patients with PBC.
◦ACLF
No drugs have been approved in this indication so far and the only therapeutic option is liver transplantation. Some companies, such as Cellaïon, are investigating the potential of certain technologies, but given known challenges in the space, those would likely become complementary to what GENFIT is developing rather than direct competitors.
◦CCA
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
◦HAC in UCD and OA
No drugs have been approved for HAC. However, Buphenyl and Ravicti are ammonia scavengers approved in UCD in the US and in the US and Europe, respectively.
◦HE
Standard-of-care therapeutics include lactulose (with various brands) and rifaximin (Xifaxan approved in the US and EU, and Rifxima approved in Japan), both oral treatments aiming to reduce ammonia. LOLA (Hepa-Merz approved in the EU) is a third option, but not approved in the US.
◦NASH Diagnostics
No blood-based diagnostic solution is validated to identify "at-risk" NASH. In November 2021, our NIS4 technology’s utility was recognized in a Phase 1 study undertaken by NIMBLE as demonstrating a unique performance in identifying patients with “at-risk” NASH versus four other blood-based biomarker panels available for the management of chronic liver disease patients.
◦At-home ammonia monitoring
The international state of the art of ammonia quantification in blood is enzymatic assays that are implemented in extremely costly large automatic analyzer machines usually only available at central or hospital clinical laboratories. Considering that ammonia blood samples should be collected on ice and analyzed within the hour, these limitations may delay the results and may add uncertainties to the diagnosis of HE.
These main limitations of the current gold standard can be resolved with a reliable point of care device at the patients' bedside. The current point of care device commercially available (Arkray’s PocketChem BA analyzer) is however limited by its narrow quantification range (7-286 µmol/L), its interference issues and its underestimation of ammonia levels in comparison to enzymatic assays.

Therefore, the need of a fast, accurate, and precise point of care device has not yet been achieved satisfactorily.
◦Other considerations
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
–Manufacturing and Supply
We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for preclinical and clinical testing, as well as for commercial manufacturing if our drug candidates receive marketing approval.
With respect to our lead drug candidate, elafibranor, we use one supplier for the active ingredient and another manufacturer for the therapeutic units used in our clinical trials. The stock of therapeutic units is sufficient to cover the supply of the part of the ELATIVE Phase 3 clinical trial under our responsibility. The remaining active ingredient and therapeutic units stocks have been sold to Ipsen to meet their short term clinical needs. Thereafter, Ipsen will manage its clinical and commercial needs for elafibranor directly.
Pursuant to our agreement with Genoscience Pharma, Genoscience Pharma will supply our clinical and commercial requirements for GNS561.
NTZ is already approved and commercialized in several jurisdictions in various indications and we therefore purchase our supply of NTZ for clinical purposes in the market through pharmaceutical wholesalers.
VS-01 contains citric acid anhydrous as active ingredient for which a supply agreement covering clinical trials is in place with a third party GMP supplier. VS-01 is a kit containing three intermediate products, supplied by two different GMP suppliers. The kit is to be reconstituted at the pharmacy hospital based on the instructions provided in the pharmacy manual and prior administration to patients.
With respect to our NIS4 technology, we have entered into two license agreements with Labcorp to further develop and manufacture a test using NIS4 technology for clinical research as well as to allow them to develop and commercialize an LDT powered by our NIS4 technology in routine clinical care in the US and Canada, respectively.
ix.     Intellectual Property
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
–Patents
As of April 1, 2023, we own or have rights to 50 issued U.S. patents, over 527 issued foreign patents in force, and 26 pending U.S. applications, and over 366 pending foreign patent applications. Our patent portfolio contains 70 different patent families, which are made up of over 890 patents and patents applications. Twenty-five of our patent families relate to our lead product candidate, elafibranor. Following the acquisition of Versantis AG, three patent families (including two U.S. applications and two issued U.S. patents) were integrated into our patent portfolio.
•Elafibranor
Our patent portfolio for elafibranor, a molecule synthesized by us, includes issued patents and pending patent applications directed to compositions of matter, manufacturing methods, and methods of use. As of April 1, 2023, we own three U.S. patents directed to the composition of matter of elafibranor, which are expected to expire in 2024, without taking patent term extensions into account. We also have counterpart patents in various countries and regions, including Australia, Brazil, Canada, China, Europe, Israel and Japan.
In addition, we own two US granted patents and four U.S. patent applications (some of them derivable from PCT applications) directed to the treatment of cholestatic diseases, in particular PBC, which, if issued, are expected to expire in 2037 and 2041, without taking patent term extensions into account. We also have counterpart pending patent applications in various countries or regions, including Australia, Canada, Europe, Israel, China, and Japan.
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
•Repurposing of molecules
We are pursuing patent protection directed to our repositioning of nitazoxanide for treating cholestatic and fibrotic diseases. As of April 1, 2023, six U.S. patents have been granted for the use of NTZ in the treatment of different fibrotic diseases. Three U.S. patents have been granted for combination of NTZ with other therapeutic agents in the treatment of different fibrotic diseases and one other U.S. patent application is pending. These patents and patent applications, if granted, would be expected to expire in 2037 and 2038 (excluding any patent term extension).
We also filed in 2022 four international patent applications for the use of nitazoxanide and some other proprietary molecules in the treatment of ACLF / sepsis.
We also filed in 2022 one priority patent application on other repurposing compounds for treating ACLF, reinforcing our patent portfolio on ACLF.
•Diagnostic Tools and Biomarkers
As of April 1, 2023, we own five U.S. patent applications directed to the diagnosis of NASH, in particular our NIS4 diagnostic technology, using certain biomarkers. The U.S. applications, if issued, would be expected to expire between 2036 and 2041.
We also have filed several US patent applications covering some other NIS4 diagnostic tools and protecting some other research tools. We filed in 2022 an international patent application and three priority patent applications on methods and devices for diagnosis of NASH, liver fibrosis or liver cirrhosis.

•Patent Term Extension (PTE)
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
•Trademarks
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
We own more than 500 registered or filed trademarks worldwide.
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
•Domain names
It is our policy to file domain names for communicating or giving information on our products or services to patients, prescribers or payers. We own today close to 200 domain names.
•Know-How and Trade Secrets
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
x.     Government Regulation
Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the European Commission following a positive opinion provided by the EMA through the MAA process for a drug falling within the scope of the Centralized procedure or by one of the procedures administered by the national Competent Authorities of EEA countries (National Procedure, Mutual Recognition or Decentralized procedure) before they may be legally marketed in the European Union. Our drug candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

–United States Government Regulation
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

–FDA Regulation of In Vitro Diagnostics
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
–European Union Regulation for Drug Development and Registration
Privacy and Security
We may be subject to diverse laws and regulations relating to data privacy and security as a result of our employee data or other personal information that we may collect. In addition, if we do collect personal data as part of any clinical trials or other testing, we would be subject to regulatory obligations. This includes, (i) in the European Union, or EU, and the European Economic Area, or EEA, the EU General Data Protection Regulation, or EU GDPR, (ii) in the United Kingdom, or UK, the UK GDPR. EU member states are also able to legislate separately on health and genetic information, and we must comply with these local laws where we operate. For example, in France, the conduct of clinical trials is subject to compliance with reference methodologies (such as MR-001) imposing stringent rules to process health-related information.
Preclinical and Clinical Development
In the European Economic Area (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), our drug candidates are also subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory authorities has been obtained.
Similar to the United States, the various phases of preclinical and clinical research in the EEA are subject to significant regulatory controls.
In the EEA, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, and related national implementing legislation of EEA countries.
The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency. Specifically, the Regulation, which is directly applicable in all EEA countries, introduces a streamlined application procedure through a single-entry point, the "EU portal", the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reporting Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EEA countries. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned Member State. Individual EEA countries retain the power to authorize the conduct of clinical trials on their territory.
The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. Sponsors could choose to submit a clinical trial application under either the CTD or the CTR until January 31, 2023. For clinical trials in relation to which application for approval was made on the basis of the CTD before January 31, 2022, the CTD will continue to apply on a transitional basis for three years. If authorized, those clinical trials will be governed by the CTD until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework.
European Union Drug Review and Approval
In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.
To obtain an MA for a product in the EEA, an applicant must submit a Marketing Authorization Application, or MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by the Competent Authorities of EEA countries (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EEA.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EEA countries. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval. Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.
Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.
Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EEA country in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human, or CMDh, for review. The subsequent decision of the European Commission is binding on all EEA countries.
The mutual recognition procedure allows companies that have a medicinal product already authorized in one EEA country to apply for this authorization to be recognized by the competent authorities in other EEA countries. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of EEA countries of the MA of a medicinal product by the competent authorities of other EEA countries. The holder of a national MA may submit an application to the competent authority of an EEA country requesting that this authority recognize the MA delivered by the competent authority of another EEA country.
An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EEA country in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of EEA countries may decide on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EEA market (for a centralized MA) or on the market of the authorizing EEA country within three years after authorization ceases to be valid (the so-called sunset clause).
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.
In the EEA, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.
EU Pediatric Development
In the EEA, Regulation (EC) No 1901/2006 provides that all marketing authorization applications for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EEA countries and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. For other countries outside of the EEA, such as certain countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary from country to country. In all cases, the clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Orphan Drugs in the EU
In the EEA, Regulation (EC) No 141/2000, as implemented by Regulation (EC) No. 847/2000, provides that a drug will be designated as an orphan drug if its sponsor can establish:
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
Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug but before filing of a MAA. A MA for an orphan drug may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, as a separate MA has to be sought.
Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. If an EU MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, the EMA cannot, for a period of usually 10 years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, including, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted, for the same therapeutic indication, to a similar drug if:
•the holder of the MA for the original orphan drug has given its consent to the second applicant;
•the manufacturer for the original orphan drug is unable to supply sufficient quantities of the drug; or
•the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior. Regulation (EC) No 847/2000 lays down definitions of the concepts ‘similar medicinal product’ and ‘clinical superiority’.
Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

EU Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving marketing authorization, innovative, medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial contained in the dossier of the reference product when submitting a generic application or biosimilar MAA for eight years from the date of authorization of the reference product. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period will be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity. In the EEA, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an MAA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
EU Regulatory Requirements after Marketing Authorization
Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EEA countries. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
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
In the EEA, the advertising and promotion of medicinal products are subject to both EU and EEA countries’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU legislation, the details are governed by regulations in individual EEA countries and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EEA. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EEA.
In Vitro Diagnostics
On 26 May 2022, Regulation (EU) 2017/746 on in vitro diagnostic medical devices (IVDs), or the IVDR, entered into application, repealing and replacing Directive 98/79/EC concerning IVDs, or IVDD. The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs must comply with the General Safety and Performance Requirements, or GSPRs, set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE mark to devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE mark, medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. Apart from low risk IVDs (Class A which are not sterile), in relation to which the manufacturer may issue an EU Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the GSPRs. This Certificate and the related conformity assessment process entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market, it remains subject to significant regulatory requirements.

French Regulatory Framework on Transfer of Values to Health Care Professionals
The French Public Health Code provides for two sets of requirements regarding the transfer of values by health care companies to health care professionals:
•The Anti-Benefit regime prohibits companies that produce or market healthcare products or provide services related to healthcare products, or healthcare companies, from offering or promising benefits in cash or kind to healthcare professionals admitted to practice in France (Article L.1453-3 of the French Public Health Code). In certain limited circumstances, benefits may be excluded from this general prohibition. Exceptions include benefits of negligible value (Article L.1453-6 of the French Public Health Code). Additional exceptions apply to benefits such as remuneration, compensation or disbursements to healthcare professionals in relation to scientific research, speaker fees or hospitality provided in the course of scientific event. This includes benefits provided on the basis of a prior written agreement concluded between the parties where, depending on the amount of the benefit, the benefit is either notified to or authorized by the French competent authority prior to granting the benefit (Article L.1453-7 of the French Public Health Code).
•The Transparency or Sunshine regime, set out by Article L.1453-1 of the Public Health Code, requires healthcare companies in France to publicly disclose the benefits and fees paid to healthcare professionals admitted to practice in France where the related amount is 10 euros or above. The related agreements concluded between the parties, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.) must also be disclosed. Information must be submitted to the website https://www.entreprisestransparence.sante.gouv.fr and will be disclosed twice a year through this website.
–Reimbursement
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
With respect to NASHnext, the LDT powered by NIS4 technology, Labcorp, as the laboratory partner, is responsible for marketing the product to healthcare providers and is responsible for seeking coverage and reimbursement from third party payors, including Medicare and Medicaid. Separately, our strategy is to seek FDA marketing authorization for a kit-based IVD powered by NIS4 or its improvements to allow us to commercialize the test within the United States as a medical device. In parallel, we intend to progress towards submitting an application for a CE Certificate of Conformity to a European Notified Body in the EEA to enable CE marking, alone or with a potential future partner. In Europe, we are still finalizing our plans but are considering, if the appropriate approvals or certifications are obtained, selling the IVD powered by NIS4 through a distributor or commercial partner to independent, smaller laboratories, as there are fewer large central laboratories in these regions. We, or our collaborators, will be required to obtain coverage and reimbursement for this test separate and apart from the coverage and reimbursement we plan to seek for our product candidates, if approved. There is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement in some or all commercial territories for this test for the same reasons applicable to our product candidates.
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
In the EEA, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Other countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, some EEA countries may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EEA countries allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many EEA countries have increased the amount of discounts that pharmaceutical companies are requirement to offer. These efforts could continue as countries attempt to manage healthcare expenditures. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products onto national markets. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EEA countries, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices.
In addition, some EEA countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EEA country, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries. In December 2021, the EU Parliament adopted the HTA Regulation which aims to harmonize the clinical benefit assessment of HTA across the EEA, the consequences of which remain unknown at this time. The anticipated revenue from and growth prospects for products in the EEA could be negatively affected by the HTA Regulation.
–Healthcare Reform
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
For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA, enacted in the United States in March 2010, has had a significant impact on the healthcare industry. The ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program.
There have been judicial, executive and Congressional challenges, as well as number of proposed and enacted health reform measures that have impacted certain aspects of the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. It is unclear how any such challenges or the health reform measures of the Biden Administration will affect the ACA.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S Presidential Orders, U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, for example, the IRA, among other things (i) directs the Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
–Other U.S. Healthcare Laws and Compliance Requirements
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
In September 2022, we finalized the acquisition of Versantis AG, and its US-based wholly-owned subsidiary, Versantis, Inc. Versantis, Inc. does not currently have any operational activities. For more information about the acquisition, see Note 2.1 to our consolidated financial statements included in this annual report under the caption “Acquisition of the Clinical-stage Biopharmaceutical Company Versantis”.
In November 2022, we liquidated GENFIT Pharmaceuticals SAS, a wholly-owned subsidiary which did not have any operational activities.

D.	Property, Plants and Equipment
Our corporate headquarters are located in Loos, France. To date, the total surface occupied is approximately 5,500 square meters of office space. The lease for our Loos headquarters continues through March 2029. We also lease office space in Paris, France, in Cambridge, Massachusetts for our U.S. subsidiary, GENFIT Corp., and in Zurich, Switzerland, for our Swiss subsidiary, Versantis AG.

Item 4A.	Unresolved Staff Comments.
Not applicable.

Item 5.	Operating and Financial Review and Prospects.
Overview
We are a late-stage clinical biopharmaceutical company dedicated to the discovery and development of innovative drug candidates and diagnostic solutions targeting liver-related diseases where there is considerable unmet medical need. We are a pioneer in the discovery and development of drugs for liver diseases with a rich history and strong scientific heritage spanning almost two decades. Our portfolio now covers six therapeutic areas with six drugs at different development stages (preclinical, Phase 1, Phase 2 and Phase 3), with different mechanisms of action: elafibranor in Primary Biliary Cholangitis, or PBC, nitazoxanide, or NTZ, and VS-01-ACLF in Acute on Chronic Liver Failure, or ACLF, GNS561 in cholangiocarcinoma, or CCA, VS-02-HE in Hepatic Encephalopathy, or HE, and VS-01-HAC in Urea Cycle Disorder, or UCD, and Organic Acidemia, or OA. We also work on non-invasive diagnostic solutions in nonalcoholic steatohepatitis, or NASH, and ACLF, essentially to identify patients eligible for treatment alongside our therapeutic programs in ACLF. In September 2022, we acquired Versantis AG, a private Swiss-based clinical stage biotechnology company, focused on addressing the growing unmet medical needs in liver diseases. With the acquisition, we added Versantis' assets VS-01, VS-02 and TS-01 to our pipeline.
Elafibranor, our most advanced product candidate, is currently being evaluated as a potential treatment for PBC in a Phase 3 clinical trial, ELATIVE, which began in 2020. We expect topline data from the Phase 3 ELATIVE clinical trial will be available towards the end of the second quarter of 2023.
The worldwide development and commercialization rights in elafibranor for the treatment of PBC and other indications were licensed to Ipsen Pharma SAS, or Ipsen, through a partnership agreement signed in December 2021, with the exception of Greater China, which is licensed to Terns Pharmaceuticals, Inc., or Terns Pharmaceuticals, in NASH and PBC since June 2019.
VS-01-ACLF, our first ACLF program, is currently in a Phase 2a proof of concept study initiated in the fourth quarter 2022 and is expected to recruit its first patient in the second quarter of 2023.
Our second ACLF program is aimed at developing the repurposed drug nitazoxanide (NTZ) either as a standalone treatment or in combination with another treatment. Two Phase 1 studies were completed in the fourth quarter of 2022 and the first quarter of 2023 and are expected to provide preliminary insight into NTZ pharmacokinetics and safety in the setting of hepatic impairment or renal impairment. In both studies, NTZ was generally well tolerated with a safety profile that is supportive of future investigation in patients with ACLF. A Phase 2a proof of concept study in patients with ACLF grade 1 and 2 is currently under discussion with FDA, and study initiation is targeted for the second half of 2023.
We are also developing GNS561 in CCA following the execution in December 2021 of an exclusive license to develop and commercialize GNS561 in the United States, Canada and Europe (including United Kingdom and Switzerland) from Genoscience Pharma. Enrollment for the Phase 1b/2a clinical trial for GNS561 is anticipated to begin in the second quarter of 2023.
A key differentiator of our development strategy is our NASH biomarker-based diagnostic program, called NIS4, a technology which we are developing to power a new in vitro diagnostic, or IVD, test to identify patients with NASH who may be appropriate candidates for drug therapy. In January 2019, we entered into a first license agreement with Labcorp to allow Labcorp to develop and commercialize NIS4 in the clinical research space through their drug development subsidiary, Covance. Since then, Covance has made significant progress in the deployment of NIS4 in several clinical trials conducted by leading players in the pharmaceutical industry. A second exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4 technology for use in routine clinical diagnostic testing in the United States and Canada was signed in September 2020 and in April 2021, Labcorp launched commercialization of NASHnext, an LDT powered by our NIS4 technology. In May 2021, we signed a worldwide, non-exclusive license agreement with Q Squared Solutions LLC to broaden the availability of NIS4 technology in the clinical research field.
Although we recorded revenue in 2021 from the receipt of an upfront payment under our agreement with Ipsen and again in 2022 in continuation of said agreement and related work, we have never generated significant revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete clinical development of, obtain marketing approval for and commercialize our drug candidates and LDT and IVD tests. Clinical development, regulatory approval and commercial launch of a product candidate or diagnostic can take several years and are subject to significant uncertainty.
Historically, we have financed our operations and growth through issuances of share capital and convertible bonds, through conditional advances and subsidies from Banque Publique d'Investissement (BPI France), from research tax credits and through the upfront milestone of €120 million from our collaboration and licensing agreement with Ipsen. In 2006, we completed the initial public offering of our ordinary shares on the Alternext market of Euronext in Paris and transferred to the Euronext Paris in April 2014. Between 2010 and 2016, we raised a total of over €220 million in gross proceeds from the issuance of ordinary shares. In October 2017, we issued €180 million in convertible bonds. In March 2019, we completed a global offering consisting of an initial public offering of our American Depositary Shares, or ADSs, in the United States, and a private placement of our ordinary shares in Europe and other countries outside the United States, including France. Aggregate gross proceeds from the global offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were approximately $155.4 million. Additionally, in 2021, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. There have been no subsequent equity raises.

Since our inception, we have incurred significant operating losses. Our net loss was €101.2 million for the year ended December 31, 2020. For the year ended December 31, 2021, our net gain was €67.3 million, primarily due to the upfront payment received from Ipsen in 2021. For the year ended December 31, 2022, our net loss was €23.7 million.
As we continue to advance our current product candidates, conduct preclinical studies and conduct clinical trials, we expect that our cash used in operational activities will amount to €60 million in 2023. This estimate takes into account our projected cash flows from operating activities and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong. Our net losses may fluctuate significantly from quarter to quarter and year to year, notably depending on the timing of our clinical trials and our expenditures on other research and development activities. Also, we could use our available capital resources sooner than we currently expect.
Financial Operations Overview
Revenue and Other Income
For the year ended December 31, 2021, our revenue was €80.1 million. Revenues for 2021 mainly resulted from the receipt of the €120 million upfront payment from Ipsen, out of which €80 million was recognized as revenue in 2021, and €40 million was deducted as deferred revenue. The remainder is recognized gradually as revenue following the completion of the ELATIVE clinical trial evaluating elafibranor in PBC in accordance with both IFRS 15 and the terms of the strategic licensing and collaboration agreement entered into with Ipsen in December 2021.
For the year ended December 31, 2022, our revenue was €20.2 million, which includes €15.9 million attributable to the partial recognition of the €40.0 million deferred income, as described above, €1.0 million in revenue generated from the services we rendered to Ipsen in accordance with the Transition Services Agreement signed in April 2022, which outlines the scope of services to facilitate the transition of certain activities related to the Phase 3 ELATIVE clinical trial and €3.3 million that was recognized as revenue in accordance with the Inventory Purchase Agreement signed with Ipsen in July 2022, pursuant to which Ipsen purchased inventory of the elafibranor active pharmaceutical ingredient and drug product during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE study to Ipsen. Revenue is recognized in accordance with IFRS 15.
In 2019, we entered into two licensing agreements, one with Terns Pharmaceuticals, Inc., or Terns, with respect to the development and commercialization of elafibranor in Greater China, and one with Covance, Labcorp’s drug development business, with respect to the development and deployment of a test powered by NIS4 technology in the clinical research space. Pursuant to our agreement with Terns, we received an upfront payment of $35 million in 2019, and are eligible for up to $193 million in clinical, regulatory and commercial milestone payments, as well as mid-teen percentage royalties (For more information see Note 29 - "Commitments" to our consolidated financial statements included in this annual report). In 2020, we entered into a second agreement with Labcorp, for a five-year exclusive licensing agreement with Labcorp to develop and commercialize an LDT powered by NIS4 technology in the clinical diagnostic market. In May 2021, we signed a worldwide, non-exclusive license agreement with Q Squared Solutions LLC, to broaden the availability of NIS4 technology in the clinical research field.
In December 2021, we entered into a long-term strategic partnership for global collaboration with Ipsen granting Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, for people living with PBC, and in other indications. Under the agreement, Ipsen will pay us up to €480 million, which is comprised of an upfront cash payment of €120 million, as well as regulatory, commercial, and sales-based milestone payments of up to €360 million, plus tiered double-digit royalties of up to 20%. Other than pursuant to these three agreements, we do not expect to receive any revenue from any of our product candidates until we obtain regulatory approval and commercialize such products, or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such candidates.
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
Exchange Gain on trade receivables and liabilities
We also recognize in other operating income within “other income” the exchange gains on trade receivables because we determined that they are attributable to the related revenue and other income initially recognized.
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
•employee-related costs and costs related to external employees seconded to us for clinical development, biometrics and information technology; and
•intellectual property fees related to the filing of patents.
Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, such as the RESOLVE-IT and ELATIVE trials. We expect that our research and development expenses will increase compared to 2022 for the foreseeable future. As we continue to advance our current product candidates, conduct preclinical studies and conduct clinical trials, we expect that our cash used in operational activities will amount to €60 million in 2023. This estimate takes into account our projected cash flows from operating activities and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong. Our net losses may fluctuate significantly from quarter to quarter and year to year, notably depending on the timing of our clinical trials and our expenditures on other research and development activities. Also, we could use our available capital resources sooner than we currently expect. They may also fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic tests.
The impact of the RESOLVE-IT study in NASH on our 2022 results was insignificant and is expected to be insignificant in 2023.
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
Despite cost-saving measures initiated in September 2020 in response to the RESOLVE-IT study outcome, expenses will remain significant over the next several years due to expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, investor relations and litigation costs. In particular, we will continue to incur additional expenses associated with accounting and internal control over financial reporting to comply with the Sarbanes-Oxley Act of 2002 in the United States.
Marketing and Market Access Expenses
Marketing and market access expenses include:
•employee-related costs for marketing, and business development functions;
•facility-related costs; and

•fees for third-party providers of marketing and pre-commercialization services including market surveys, brand strategy, medical communication and market access services.
The cost-saving measures initiated in September 2020 allowed us to decrease our marketing and market access expenses in 2021 and remain stable in 2022. We expect that they will not increase significantly in 2023.
Reorganization and Restructuring Expenses
Reorganization and restructuring expenses include:
•the accruals and provisions recognized within the scope of the reduction in force plan;
•the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization;
•the impairment of the right of use of the leased equipment and premises;
•the portion of the OCEANEs renegotiation expenses recognized in 2021; and
•the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, we concluded do not have any future economic advantage for the PBC program.
The impact of the RESOLVE-IT study in NASH on our 2022 results was insignificant.
Financial Income (Expense)
Financial income relates primarily to interest income received from cash and cash equivalents deposits. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities, as well as medium term notes or Undertaking for Collective Investment in Transferable Securities and therefore generate only a modest amount of interest income.
Financial expense relates primarily to interest expense on our outstanding convertible bonds as well as interest expense for bank loans and for leases. We also incur foreign exchange losses related to our purchases of services in U.S. dollars, which amounts are recorded as financial expense and interest expenses due to leases in application of IFRS 16.
In 2021, financial income included the one-time buyback bonus of €35.6 million issued from the renegotiation of the OCEANEs completed in January 2021 (See Note 20.1 to our consolidated financial statements included in this annual report under the caption "Breakdown of convertible loan").

A.	Operating Results
Our results of operations for the years ended December 31, 2020, 2021 and 2022 are summarized in the table below.

	Notes	Year ended
(in € thousands, except earnings per share data)		2020/12/31	2021/12/31	2022/12/31

Revenues and other income
Revenue	7	765	80,069	20,195
Other income	7	6,993	5,510	6,371
Revenues and other income		7,758	85,579	26,566

Operating expenses and other operating income (expenses)
Research and development expenses	8	(59,097)	(35,166)	(35,818)
General and administrative expenses	8	(14,270)	(16,153)	(16,405)
Marketing and market access expenses	8	(11,216)	(1,539)	(992)
Reorganization and restructuring income (expenses)	8	(5,308)	(142)	11
Other operating expenses	8	(764)	(763)	(652)

Operating income (loss)		(82,897)	31,816	(27,289)

Financial income	10	6,544	44,780	8,212
Financial expenses	10	(25,296)	(7,122)	(4,758)
Financial profit (loss)		(18,752)	37,658	3,453

Net profit (loss) before tax		(101,649)	69,474	(23,836)

Income tax benefit (expense)	11	428	(2,215)	116

Net profit (loss)		(101,221)	67,259	(23,719)
Comparisons for the Years Ended December 31, 2021 and 2022
A discussion and analysis of our financial condition and operating results for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 29, 2022 and is incorporated herein by reference.
Revenue
Revenue amounted to €80.1 million during the year ended December 31, 2021, which was primarily due to the receipt of the €120 million upfront payment from Ipsen, out of which €80 million was recognized as revenue in 2021, and €40 million was deducted as deferred revenue. The remainder will be gradually recognized as revenue following the completion of the ELATIVE clinical trial evaluating elafibranor in PBC in accordance with IFRS 15 and the terms of the strategic licensing and collaboration agreement entered into with Ipsen in December 2021. See Note 7 to our consolidated financial statements included in this annual report under the caption "Revenues and Other Income".
Revenue amounted to €20.2 million during the year ended December 31, 2022, which includes €15.9 million attributable to the partial recognition of the €40.0 million deferred income described above, €1.0 million in revenue generated from the services we rendered to Ipsen in accordance with the Transition Services Agreement signed in April 2022, which outlines the scope of services to facilitate the transition of certain activities related to the Phase 3 ELATIVE clinical trial evaluating elafibranor in PBC and €3.3 million that was recognized as revenue in accordance with the Inventory Purchase Agreement signed with Ipsen in July 2022, pursuant to which Ipsen purchased inventory of the elafibranor active pharmaceutical ingredient and drug product during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE study to Ipsen.

Other Income
Other income for the years ended December 31, 2021 and 2022 consisted of the following:

Other income	Year ended
(in € thousands)	2021/12/31	2022/12/31
CIR tax credit	5,282	6,017
Other operating income	223	320
Government grants and subsidies	5	34
TOTAL	5,510	6,371
During the year ended December 31, 2021, other income amounted to €5.5 million.
During the year ended December 31, 2022 other income amounted to €6.4 million.
The increase in other income compared to the previous year is mainly due to:
–Increasing foreign exchange gains related to trade receivables, which is included in other operating income, and amounted to €0.3 million in 2022, compared to €0.2 million in 2021.
–Increasing CIR tax credit (research tax credit granted by the French tax authorities) from €5.3 million for 2021 to €6.0 million for 2022 due to greater research and development activities in 2022.
It should be noted that the research tax credit receivable for the year 2021 amounted to €5.3 million, and the research tax credit receivable for the year 2022 amounts to €11.3 million. This balance includes the 2021 balance as there is currently a tax inspection taking place by the French tax authorities.

Operating Expenses
The tables below summarize our operating expenses for the years ended December 31, 2021 and 2022.
Operating Expenses for the Year Ended December 31, 2022

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2022/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,818)	(1,876)	(17,407)	(10,029)	(5,177)	(1,328)	—
General and administrative expenses	(16,405)	(248)	(71)	(6,772)	(9,168)	(146)	—
Marketing and market access expenses	(992)	(3)	(1)	(565)	(416)	(6)	—
Reorganization and restructuring expenses	11	—	—	—	—	11	—
Other operating income (expenses)	(652)	—	—	—	(667)	—	16
TOTAL	(53,855)	(2,128)	(17,479)	(17,366)	(15,429)	(1,469)	16

Operating Expenses for the Year Ended December 31, 2021

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2021/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,166)	(1,305)	(18,808)	(8,192)	(4,593)	(2,247)	(19)
General and administrative income (expenses)	(16,153)	(161)	(85)	(7,379)	(8,003)	(541)	15
Marketing and market access expenses	(1,539)	(1)	(1)	(783)	(741)	(13)	—
Reorganization and restructuring income (expenses)	(142)	(5)	—	—	(2,343)	2,206	—
Other operating income (expenses)	(763)	—	—	—	(338)	4	(429)
TOTAL	(53,763)	(1,472)	(18,895)	(16,354)	(16,019)	(591)	(433)

Research and Development Expenses
For the year ended December 31, 2021, research and development expenses totaled €35.2 million, or 65.4% of our total operating expenses. These expenses were comprised of €18.8 million in contracted research and development conducted by third parties, €8.2 million in employee expenses, €4.6 million in other expenses, €2.2 million in depreciation, amortization and impairment charges and €1.3 million in raw materials and consumables.
For the year ended December 31, 2022, research and development expenses totaled €35.8 million, or 66.5% of our total operating expenses. These expenses were comprised of €17.4 million in contracted research and development conducted by third parties, €10.0 million in employee expenses, €5.2 million in other expenses, €1.3 million in depreciation, amortization and impairment charges and €1.9 million in raw materials and consumables.
The decrease of €1.4 million in contracted research and development conducted by third parties is mainly due to:
–Decreasing costs related to the RESOLVE-IT study in NASH of €6.4 million,
–Increasing costs related to the NTZ product candidate and VS-01 product candidate of €4.1 million and €0.7 million, respectively,
–Decreasing costs related to the elafibranor programs in Primary Sclerosing Cholangitis, or PSC, and PBC of €0.6 million and €0.3 million respectively, and
–Increasing costs related to GNS561 of €1.1 million.
The increase of €1.8 million in employee expenses, consisting of wages, salaries, social security, pension costs and share-based compensation paid to employees in the research and development function, relates primarily to the increase in workforce (from 73 to 91 employees at December 31, 2021 and 2022, respectively), which includes a 7 person increase due to the Versantis acquisition.
The increase of €0.6 million in other expenses is mainly due to increasing costs related to consultants of €0.2 million, increasing costs related to maintenance of €0.2 million, increasing costs related to travel of €0.1 million and increasing costs related to recruiting fees of €0.1 million.
The decrease of €0.9 million in depreciation, amortization and impairment charges is mainly due to one-time decreases in property, plant and equipment acquisitions as well as the disposal of two leases in 2021 that were recognized under IFRS 16 and resulted in the to amortization of right of use assets, which did not repeat in 2022.
The increase of €0.6 million in raw materials and consumables used is mainly due to increased utilization of biological reagent products related to preclinical ACLF studies.
We expect our research and development expenses to increase in the foreseeable future compared to 2022, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of our diagnostic tests. They may fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic tests.

General and Administrative Expenses
For the year ended December 31, 2021, general and administrative expenses totaled €16.2 million, or 30.0% of our total operating expenses. These expenses were composed primarily of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function of €7.4 million, as well as €8.0 million in other expenses.
For the year ended December 31, 2022, general and administrative expenses totaled €16.4 million, or 30.5% of our total operating expenses. These expenses were composed primarily of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function of €6.8 million, as well as €9.2 million in other expenses.
The increase in general and administrative employee expenses was mainly due to the increase in workforce (49 employees in 2021 vs. 57 employees in 2022).
The increase of €1.2 million in other expenses is mainly due to increasing costs related to liability insurance of €0.3 million, increasing costs related to consulting fees of €0.4 million, increasing costs related to maintenance of €0.1 million, increasing costs related to bank charges of €0.1 million, increasing costs related to travel of €0.1 million, and increasing costs related to other various charges of €0.2 million arising out of the ordinary course of business.
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
Marketing and Market Access Expenses
For the year ended December 31, 2021, marketing and market access expenses totaled €1.5 million, or 2.9% of our total operating expenses. These expenses consisted primarily of €0.7 million of other expenses, including market surveys, brand strategy, medical communication and market access services. We also incurred €0.8 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions.
For the year ended December 31, 2022, marketing and market access expenses totaled €1.0 million, or 1.8% of our total operating expenses. These expenses consisted primarily of €0.4 million of other expenses, including medical communication and market access services. We also incurred €0.6 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions.
This decrease of €0.5 million was primarily due to:
–Decreasing employee expenses of €0.2 million due to the reduction of marketing activity in the United States, and
–Decreasing consulting expenses of €0.3 million related to reduced marketing activity in France.
We anticipate that our marketing and market access costs will not increase significantly in 2023.
Reorganization and Restructuration Expenses
For the year ended December 31, 2021, reorganization and restructuration expenses totaled €0.1 million, or 0.3% of our total operating expenses. These expenses consisted primarily of renegotiation fees for the OCEANEs for €2.3 million, the reversal of the impairment of rights related to the use of leased premises for €0.7 million, following the relocation of our Paris office, the reversal of the impairment of rights related to leased equipment for €0.4 million, following the sale of certain equipment, the reversal of amortization and impairment loss related to fixed assets for €0.4 million, the reversal of accruals related to employees within the scope of the reduction in force (Plan de Sauvegarde de l’Emploi or PSE) for €0.4 million and the reversal of the provision of €0.4 million previously recognized for some termination costs of the RESOLVE-IT study.
For the year ended December 31, 2022, reorganization and restructuration expenses were not significant. Charges were insignificant as the reorganization following the RESOLVE-IT study is substantially complete.
Financial Income (Expense)
Our net financial income for the year ended December 31, 2021 was €37.7 million, consisting primarily of the financial income of €35.6 million corresponding to a repurchase bonus following the renegotiation of the OCEANEs in January 2021, €4.8 million of interest expense, €8.9 million in foreign exchange gain on cash and cash equivalents, offset partially by €2.3 million of foreign exchange losses, and €0.3 million in interest income.
Our net financial income for the year ended December 31, 2022 was €3.5 million, consisting primarily of €4.3 million of interest expense, €7.5 million in foreign exchange gain on cash and cash equivalents, offset partially by €0.3 million of foreign exchange losses, and €0.7 million in interest income and €0.2 million in other financial expenses.

The foreign exchange result was a net gain of €7.1 million and is notably related to the exchange rate fluctuations on the cash held in US dollars, as we made the decision to keep part of our cash in US dollars. These cash holdings in US dollars are to be used to pay expenses in US dollars directly (natural currency hedge).

B.	Liquidity and Capital Resources
Overview
As of December 31, 2021 and 2022, we had €258.8 million and €136.0 million respectively, in cash and cash equivalents. In addition, as of December 31, 2022, we had €4.6 million in other current financial assets which consisted of a single short-term instrument whose term was 180 days. Cash, cash equivalents, and other current financial assets are used to finance key business activities, notably research and developments expenses.
Since our inception, we have financed our operations primarily through the issuance of new ordinary shares and bonds convertible into new ordinary shares in public offerings and private financing transactions, as well as an upfront payment pursuant to our collaboration with Ipsen. In 2006, we completed the initial public offering of our ordinary shares on the Alternext market of Euronext in Paris. The listing of our ordinary shares was transferred to the regulated market of Euronext Paris in 2014. Between 2010 and 2016, we raised a total of over €220.0 million in gross proceeds from the issuance of additional ordinary shares for cash. In October 2017, we issued €180.0 million in bonds convertible into new ordinary shares or exchangeable for existing ordinary shares. In March 2019, we completed a global offering consisting of an initial public offering of our ADSs in the United States, and a private placement of our ordinary shares in Europe and other countries outside the United States, including France. Aggregate gross proceeds from the global offering, before deducting underwriting discounts and commissions and offering expenses paid by us, were approximately $155.4 million. Additionally, in 2021, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. There have been no subsequent equity raises.
We have also financed our operations through collaborative research alliances, such as our licensing and collaboration agreements with Terns Pharmaceuticals and Ipsen. Pursuant to our agreement with Terns Pharmaceuticals, we received an upfront payment of $35 million in 2019. Pursuant to our agreement with Ipsen, we received a €120 million upfront payment in 2021, out of which €80 million was recognized as revenue in 2021, and €40 million was deducted as deferred revenue. We also received €28 million from Ipsen as a result of their purchase of an 8% equity stake in us during 2021. During the year ended December 31, 2022, we recognized €15.9 million of the €40.0 million deferred income from Ipsen.
Additionally, we have financed our operations through the receipt of research tax credits and subsidies granted by various public institutions, such as BPI France, conditional and repayable advances agreements with governmental entities, loans with commercial banks and BPI France and the issuance of convertible bonds.
Following the results of the Phase 3 RESOLVE-IT trial, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and the elimination non-essential expenses, which contributed to reducing our cash flows used in operating activities from €96.4 million in 2020 to €44.0 million in 2021 (excluding the upfront payment received from Ipsen in 2021) to €72.6 million in 2022. We will incur higher expenses and substantial operating losses over the next several years, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of diagnostic tests based on our NIS4 technology. We expect that our cash flows used in operating activities will amount to €60 million in 2023. This estimate takes into account our projected cash flow from operations and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong and we could use our available capital resources sooner than we currently expect.
Cash Flows
The table below summarizes our cash flows for the years ended December 31, 2020, 2021 and 2022:

	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
Cash flows provided by (used in) operating activities	(96,371)	99,915	(72,638)
Cash flows provided by (used in) investment activities	(966)	(3,377)	(46,266)
Cash flows provided by (used in) financing activities	(8,256)	(8,916)	(3,786)
	(105,593)	87,622	(122,690)
Operating Activities
Cash provided by (used in) operating activities was €(96.4) million, €99.9 million and €(72.6) million for the years ended December 31, 2020, 2021 and 2022, respectively.

With respect to the 2020 period, this amount primarily resulted from our net loss of €101.2 million largely the result of our significant research and development efforts as we incurred significant costs for RESOLVE-IT, our Phase 3 clinical trial of elafibranor in NASH, and before implementing the cost saving plan during the summer 2020, for the preparation for the potential commercialization of elafibranor in NASH, adjusted by €16 million in non-cash and financial expenses and other adjustments of €(11.1) million.
With respect to the 2021 period, this amount primarily resulted from our net profit of €67.3 million largely the result of the receipt of a €120 million initial upfront payment pursuant to a licensing and collaboration agreement with Ipsen, our significant research and development efforts as we incurred significant costs for ELATIVE, our Phase 3 clinical trial of elafibranor in PBC, adjusted by €27.0 million in non-cash and financial income, including the recognition of a €35.6 million repurchase bonus related to the partial buyback of our convertible bonds, and other adjustments of €59.7 million, which includes the recognition of a €40.0 million deferred income and €24.0 million of VAT collected, both of which are related to the initial upfront payment from Ipsen.
With respect to the 2022 period, this amount resulted from our net loss of €23.7 million, in addition to significant research and development efforts including ELATIVE, GNS561, and VS-01, adjusted by €6.0 million in noncash and financial expenses, a decrease in payables and other liabilities of €46.2 million, and an increase in receivables of €8.6 million. Specifically regarding the decrease in payables and other liabilities, this is primarily attributable to a one time payment in early 2022 amounting to €24.0 million of VAT related to the IPSEN upfront initial payment of €120 million from 2021.
Investing Activities
Cash used in investing activities was €1.0 million for the year ended December 31, 2020, and consisted primarily of equipment. Cash used in investing activities was €3.4 million for the year ended December 31, 2021 and consisted primarily of the €3.1 million subscription of new ordinary shares of Genoscience Pharma. Cash used in investing activities was €46.3 million for the year ended December 31, 2022 and consisted primarily of the Versantis acquisition of €41.5 million (net of cash acquired) and short term investments of €5.0 million.
Financing Activities
For the 2020 period, cash used in financing activities was €8.3 million, which consisted primarily of €7.8 million in interest paid on our convertible bonds and €2.2 million in repayments of loans and lease repayments, offset by €1.5 million in interest payments received and €0.1 million in loan reimbursements.
For the 2021 period, cash used in financing activities was €8.9 million, which consisted primarily of €47.5 million used for the partial buy-back of our OCEANEs, €28.0 million of equity investment received from Ipsen, €15.2 million provided by new bank loans, and €4.9 million in interest paid including on on our convertible bonds and €0.3 million in financial interest payments received.
For the 2022 period, cash used in financing activities was €3.8 million, which consisted primarily of €2.2 million in interest paid on our debt and €1.7 million in repayments of loans and lease repayments, offset by €0.1 million in financial interest payments received.
Restriction on use of capital
With the exception of deposits and guarantees (€335 thousand) recognized in non-current and current financial assets as of December 31, 2022, the Company is not faced with any restrictions as to the availability of its capital.
Currencies
GENFIT has expenses and holds cash and cash equivalents in multiple currencies, namely the Euro, the U.S. Dollar and the Swiss Franc (following the acquisition of Versantis in 2022). For further information refer to Note 6.1 to our consolidated financial statements included in this annual report under the caption "Foreign exchange risk.”
Operating and Capital Expenditure Requirements
Since our inception, we have incurred significant operating losses. Our net loss was €101.2 million and €23.7 million for the years ended December 31, 2020 and 2022, respectively. For the year ended December 31, 2021 we had net profit of €67.3 million owing to the upfront payment received from Ipsen. Following the results of the Phase 3 RESOLVE-IT trial in May 2020, we implemented a cost savings plan to reduce operational expenses, including a workforce reduction plan and the elimination of non-essential expenses. Nevertheless, we expect to incur higher expenses and substantial operating losses over the next several years, as we:
•conduct our planned preclinical studies and clinical trials of our drug candidates, including ELATIVE, our Phase 3 clinical trial of elafibranor for the treatment of PBC, our Phase 2 clinical trial of VS-01 for the treatment of ACLF, and our Phase 1 clinical trial of NTZ for the treatment of ACLF;
•continue and complete the validation and development of NIS4 for NASH;
•continue the research and development of our other drug candidates, including planned and future preclinical studies and clinical trials, notably the Phase 2 clinical program of GNS561 in CCA;

•seek to discover and develop additional drug candidates and explore combination therapies for our existing drug candidates;
•continue our efforts to identify potential product candidates,.
•seek regulatory approval for an IVD powered by NIS4 or its variations and any drug candidates that successfully complete clinical trials;
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
We believe that our existing cash and cash equivalents as of December 31, 2022, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months at least. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.
For more information as to the risks associated with our future funding needs, see the section of this annual report titled “Risk Factors”
Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2022 are disclosed in Note 24 to our consolidated financial statements included in this annual report under the caption "Provisions."
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

We have entered into a licensing agreement with Genoscience Pharma whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2022.
We have entered into a share purchase agreement with the former shareholders of Versantis AG whereby we are obligated to pay milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2022.
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
As of December 31, 2021 and 2022, we had one outstanding repayable advance from BPI France with an aggregate remaining balance of €3.2 million. This advance, in an amount of €3.2 million, is a conditional advance we received in our capacity as leader of a research consortium initiated in 2008 called IT-DIAB to follow patients at risk for type 2 diabetes. The program ended on December 31, 2014. The conditional advance is not refundable except in the event of technical or commercial success of the consortium’s activities, defined as the sale of related drugs or diagnostic devices developed using research results. We would then be required to repay the advance, plus an additional specified amount, based on a percentage of any revenues generated from the licensing of such products over a 10-year period. The maximum amount that we would be required to pay under this arrangement is €14.8 million, inclusive of the €3.2 million advance to be repaid. As provided in the contract, we sent a letter to BPI France in December 2019 in order to notify it of our Labcorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the agreement. We proposed to BPI France to acknowledge the failure of the IT-DIAB project. Following this letter, the parties met in March 2020 for the presentation of our arguments, and were in contact again in June 2020 following the results of the RESOLVE-IT trial. We sent another letter in November 2020. We are awaiting a proposal from BPI France on new financial terms related to this situation and a draft amendment to the repayable advance agreement. Refer to Note 20.2.1 to our consolidated financial statements included in this annual report under the caption to our consolidated financial statements included in this annual report under the caption "Refundable and conditional advances" for further information.
Convertible Bonds
In October 2017, we issued convertible bonds (OCEANEs) for gross proceeds of €180.0 million, with a maturity date initially of October 16, 2022.
On November 23, 2020, we presented to all OCEANEs bondholders a two-prong renegotiation offer:
•A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and
•An amendment of the terms of the remaining OCEANEs to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 shares per bond).
At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer and we completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) per bond for a total buyback cost of €47.48 million on January 29, 2021. We then cancelled the repurchase of OCEANEs. Following the renegotiation, the OCEANEs bear interest at an annual nominal rate of 3.50% payable semi-annually in arrears on April 16 and October 16 of each year (or the following business day if this date is not a business day). The OCEANEs will be redeemed at par on October 16, 2025 (or the following business day if this date is not a business day). The effective interest rate is 8.8%.
The nominal unit value of the OCEANEs was set at €29.60. The OCEANEs conversion ratio is 5.5 shares for one OCEANE, subject to any subsequent adjustments.
The OCEANEs may be redeemed early at the option of the Company, under certain conditions. Specifically, the OCEANEs may be redeemed early at the option of the Company from November 3, 2023 onward if i) the mathematical average of the volume-weighted average price of GENFIT shares on the regulated market of Euronext in Paris and ii) the conversion ratio of the shares in force (over a period of 20 trading days) exceeds 150% of the nominal value of the OCEANEs bonds.
As of December 31, 2022, there were 1,923,662 OCEANEs outstanding, and the maximum dilution to GENFIT's current share capital in the event of full conversion would be 21.29%, with approximately €56.9 million nominal amount outstanding.
The OCEANEs are admitted to trading on Euronext Access (the free market of Euronext in Paris).

For more information see Note 20.1 to our consolidated financial statements included in this annual report under the caption "Breakdown of convertible loan.".
Bank Loans
We have borrowed under multiple bank loans primarily intended to finance the acquisition of scientific and information technology equipment. As of December 31, 2021 and 2022, the total principal amount outstanding was €15.9 million and €15.2 million, respectively. These bank loans carry fixed interest rates of between 0.40% and 2.25% and are generally payable over periods ranging from three to five years from the original date of the loan.
In 2021, we entered into three new bank loans for a total nominal amount of €15.2 million, granted in the context of the COVID-19 pandemic, including:
•A €11.0 million loan in June 2021 by a pool of four French commercial banks,
•A €2.0 million loan in July 2021 by BPI France,
•A €2.2 million subsidized loan in November 2021 by BPI France, the June 2021 and July 2021 bank loans are 90% guaranteed by the French government (State-Guaranteed Loans or Prêts Garantis par l’Etat "PGE") and carry an initial term of one year with repayment options up to six years, and the November 2021 bank loan carries an initial term of six years.
In 2022, we did not enter into any additional loan agreements.
For further information, refer to Note 20.2.2 to our consolidated financial statements included in this annual report under the caption "Bank loans."
Leases
As of December 31, 2022, leases subject to IFRS 16 consist of real estate leases for our offices located in Loos, France and Zurich, Switzerland, and lease agreements for scientific equipment. Additionally, we rent coworking spaces in Paris, France and Cambridge, MA which are not considered leases pursuant to IFRS 16.
For further information, refer to Note 15 to our consolidated financial statements included in this annual report under the caption "Property, Plant and Equipment.".
Pension and Employee Benefits
French law requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. The amount presented in the table included in Note 25 to our consolidated financial statements included in this annual report under the caption “Employee Benefits" represents the present value of the estimated future benefits to be paid, applying a number of assumptions, including dates of expected retirement, life expectancies, salary growth rates and a discount rate.

C.	Research and Development, Patents and Licenses, etc.
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.	Critical Accounting Estimates
For a discussion of our critical accounting estimates, see Note 4.1 to our consolidated financial statements included in this annual report under the caption "Use of estimates and judgements."

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management
In March 2022, we appointed two new members to the Executive Committee, Emilie Desodt, Executive Vice-President, Human Resources, and John Brozek, Executive Vice-President Data & Information Technology.
The May 25, 2022 annual shareholders meeting confirmed the appointment of Ipsen, represented by Dr. Steven Hildemann, to the Board of Directors. It also renewed the appointments of Jean-François Mouney, Jean-François Tiné, Xavier Guille des Buttes, Anne-Hélène Monsellato, Catherine Larue, and Biotech Avenir SAS, as represented by Florence Séjourné.
Finally, in connection with the acquisition of Versantis AG, in December 2022, we appointed Meriam Kabbaj to the Executive Committee, as Chief Technology Officer in charge of CMC, Analytical Chemistry and Non-Clinical Development activities.
The following table sets forth information concerning our senior management and directors as of April 1, 2023. Unless otherwise stated, the address for our senior management and directors is c/o GENFIT S.A., Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France.

Name	Age	Position(s)
Senior Management
Pascal Prigent	55	Chief Executive Officer
Carol Addy, M.D.	63	Chief Medical Officer
Thomas Baetz	49	Chief Financial Officer
John Brozek	46	EVP, Data & Information Technology
Pascal Caisey	55	Chief Operating Officer
Emilie Desodt	40	EVP, Human Resources
Dean Hum, Ph.D	61	Chief Scientific Officer
Laurent Lannoo	53	Corporate Secretary, Director of Legal Affairs
Stefanie Magner, J.D.	42	Chief Compliance Officer, EVP International Legal Affairs
Jean-Christophe Marcoux	45	Chief Corporate Affairs Officer, Head of Investor Relations, Head of ESG
Meriam Kabbaj, Ph.D.	49	Chief Technology Officer
Non-Employee Directors
Jean-François Mouney (1)(7)(9)	67	Chairman of the Board of Directors
Xavier Guille des Buttes (2)(3)(8)(9)	81	Vice-Chairman of the Board of Directors
Eric Baclet (1)(2)	63	Director
Katherine Kalin (8)	60	Director
Catherine Larue, Ph.D (1)(10)	67	Director
Anne-Hélène Monsellato (4)	55	Director
Philippe Moons (11)	71	Board observer (censeur)
Florence Séjourné (5)	51	Director
Steven Hildemann, M.D. (6)	61	Director
Jean-François Tiné (8)	66	Director
(1)Member of the Nomination and Compensation Committee.
(2)Member of the Audit Committee.
(3)Chair of the Nomination and Compensation Committee.
(4)Chair of the Audit Committee.
(5)As representative of Biotech Avenir SAS, the legal entity that holds this board seat.
(6)As representative of IPSEN, the legal entity that holds this board seat.
(7)Chair of the Strategy and Alliances Committee
(8)Member of the Strategy and Alliances Committee
(9)Member of the Environmental, Social, Governance Committee
(10)Chair of the Environmental, Social, Governance Committee
(11)Resigned as Director of the Board of Directors on February 26, 2021, now serves as board observer, and attends ESG committee meetings.
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
Thomas Baetz has served as our Chief Financial Officer since April 1, 2021. He has extensive global finance experience across the investment banking and biotech industries. Prior to joining our company, Mr. Baetz was a Healthcare Director at Dragon Financial Partners, where he specialized in licensing agreements and fundraising consultancy for European biotechs. Before that, he was Group Chief Financial Officer and Head of Asia-Pacific for four years at Impeto Medical, a medtech company based in Hong-Kong and Paris, where he oversaw the corporate and business development in China until 2017. Prior to moving to Asia, he held key senior management positions, specializing in mergers and acquisitions, financial control, and consultancy among other areas. Mr. Baetz earned his MSc. in Finance and Actuarial Science from ENSAE and his BA from ESCP Europe.
John Brozek was appointed to the Executive Committee in March 2022 as Executive Vice-President, Data & Information Technology. He holds three master’s degrees respectively in Cell and Molecular Biology from Lille University, Bioinformatics from Paris 7 University and Information Technology from Amiens University. He started his career in 2001 as Bioinformatician with IT-omics, a startup specializing in Information Systems design and data mining for biotech companies. In 2005, he joined GENFIT where he progressively took the lead of In Silico activities providing support in bioinformatics, biostatistics and Information Systems design. Since 2016, in addition to managing the In Silico activities, he leads the IT Department as Vice-President Data & Information Technology where he has been focusing on a global Information System renewal project while continuing to develop data related projects (data science and business intelligence).
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
Emilie Desodt joined GENFIT in January 2018 as Human Resources Director and was appointed to the Executive Committee in March 2022 as the Executive Vice-President, Human Resources. Ms. Desodt has been working in Human Resources for the past 18 years in various operational and strategic positions. Prior to joining GENFIT, she was in charge of HR activities, first at regional level (Americas & Middle East) then at global level at the Lesaffre Group. She has also held various HR roles of increasing responsibilities within General Electric. Ms. Desodt holds a bachelor’s degree in computer sciences (MIAGE) and a master’s degree in HR Development.
Dean Hum, Ph.D has served as our Chief Scientific Officer since 2000. He also served as a member of our former Executive Board from May 2014 until the change in management and administration in June 2017. He earned a Ph.D in Biochemistry from McGill University in Montreal in 1990. He is an expert in the regulation of gene expression and nuclear receptors associated with endocrine and cardio metabolic diseases. Prior to becoming a Professor at Laval University in Quebec from 1994 to 2000, Dr. Hum held a research position at the University of California in San Francisco from 1990 to 1994. Dr. Hum coordinates our research and development activities with our Chief Executive Officer and in close collaboration with our other scientific officers and project managers. He is also a president and member of the board of directors of our wholly owned subsidiary, GENFIT Corp.
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
Stefanie Magner has served as our Chief Compliance Officer and EVP International Legal Affairs since March 2021, after joining our company in 2016 as Deputy Director of Legal Affairs. Prior to joining GENFIT, she spent nearly 10 years at the Paris offices of the global law firm Jones Day, advising issuers, many in the biotech space, and banks on a variety of corporate, cross-border securities and M&A transactions, including several U.S. IPOs. She is admitted to practice law in New York and is a former member of the Paris Bar. She graduated from the University of Pennsylvania with a Bachelor of Arts in International Relations and French, as well as an international diploma from Sciences-Po Paris. She received her U.S. law degree from Washington College of Law at the American University in Washington D.C. and holds a Masters of Business Litigation from the Université de Paris X – Nanterre.

Jean-Christophe Marcoux has served as our Chief Corporate Affairs Officer, Head of Investor Relations, Head of ESG (previously titled Chief Strategy Officer) since 2016. He joined our company in 2015 to play a cross-disciplinary role regarding tactical, strategic and operational matters. He is an engineer and graduated from INSA Lyon in France, having spent part of his time at the University of Leeds in England. In addition, he also holds a degree in Strategic Management and Economic Intelligence from EGE in France. From 2000 to 2015, he led international projects and programs in a variety of industrial sectors, in Europe and Asia, and with clients and colleagues in the United States. In 2012, he joined IQVIA (formerly known as IMS Health), a global information and technology services company for clients in the healthcare industry, where he led projects in healthcare systems, such as patient longitudinal studies, forecasting, targeting, profiling, prospective analyses, digital healthcare and innovation. Since 2021, he is responsible for the company's extra-financial reporting and activities, covering the challenges of corporate social and environmental responsibility.
Meriam Kabbaj, Ph.D has served as our Chief Technology Officer since December 2022. She is pharmacist by training (University of Geneva) and received her Master and PhD in Pharmaceutical Sciences from the University of Montreal. She acquired clinical drug development experience and was exposed to quality assurance and regulatory affairs in a leading Contract Research Organization (Celerion, formerly MDS Pharma Sciences) specialized in applied translational medicine, where she held many key operational and leadership positions. After a 10 year deep dive in the pharmaceutical industry, she co-founded Versantis where she successfully led the development of VS-01 from an academic prototype to a clinical lead compound and supported the fundraising activities. As a result of the acquisition of Versantis by GENFIT in September 2022, Meriam joined the Executive Committee as Chief Technology Officer in charge of CMC, Analytical Chemistry and Non-Clinical Development activities.
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
Eric Baclet joined our board of directors in 2020. In 1987, he began his extensive experience in the pharmaceutical industry with Eli Lilly and since the late 1990s until 2017, held executive or corporate officer positions in various countries where Eli Lilly and Company has a presence (North Africa, Belgium, the United States, China and Italy). From 2009 to 2013, Mr. Baclet was President and General Manager of Lilly China and most recently from 2014 to 2017, President of Lilly Italy and General Manager of Lilly Italian Hub. He is a seasoned executive with extensive experience gleaned from senior executive positions, having built and managed diverse and multicultural teams involved in the biopharmaceutical value chain throughout the world. From this background Mr. Eric Baclet has acquired extensive experience in international management from initial clinical development to final commercialization. Mr. Baclet has been responsible for portfolio strategies, international brand development, global marketing projects, global sales operations and the management of various geographic areas and countries. He currently serves as a board member of AIF Pharma Lux (Amanys Pharma) and AIF Pharma NA Board Member (Future Pharmaceutical Industries); Mr. Baclet holds a Pharmacy degree from the University René Descartes.
Katherine Kalin joined our board of directors in 2020. She brings more than 25 years of experience as a senior executive in healthcare and professional services. Her healthcare industry experience spans pharmaceuticals, medical devices, diagnostics and digital health. From 1990 to 2002, Katherine was a partner in the global healthcare practice of McKinsey & Company, where she served clients across a range of healthcare disciplines. In 2002, Katherine joined Johnson & Johnson where she held leadership roles in marketing, sales and new business development, until 2011. From 2012 to 2017, Katherine led corporate strategy at Celgene Corporation. She began her career as an investment banker in Corporate Finance at Nomura in Tokyo, Japan and London, UK. Ms. Kalin currently serves as a non-executive director of Sellas Life Sciences,, a publicly-traded, late-stage clinical biopharmaceutical company, and as a member of the board of directors of Brown Advisory LLC, an independent investment and strategic advisory firm and FemHealth Ventures, a women’s health venture capital firm. She has a B.A. from Durham University, U.K., and an M.B.A. from Harvard Business School.

Catherine Larue, Ph.D has served as a member of our board of directors since 2017. Since September 2020, she runs a consulting business in the biotechnology and diagnostic fields. From 2012 to 2020, Dr. Larue was CEO of the Integrated Biobank of Luxembourg (IBBL), where she led the development of the biobanking strategy and new initiatives in the field of personalized medicine. During this period, she also served as interim CEO of the Luxembourg Institute of Health (LIH), a biomedical research institute, between 2016 and 2017. Prior to joining the IBBL, Dr. Larue piloted GENFIT’s biomarker program until 2012. Dr. Larue began her career as team leader at Sanofi at the Montpellier, France based research and development center in the cardiovascular research department. She later joined Sanofi Diagnostics Pasteur, as Director of Research and Development for France and U.S. and then spent 11 years at the Bio-Rad group, holding different management positions. She participated in the discovery of several innovative biomarkers and the commercialization of dozens of diagnostic products. Dr. Larue holds a doctorate in experimental biology and an accreditation to direct research (Habilitation à Diriger la Recherche, or HDR) from the University of Rouen, a university degree in clinical oncology from the University of Paris VI and an executive MBA from St. John’s University (New York).
Anne-Hélène Monsellato has served as a member of our board of directors and the chair of our Audit Committee since 2017. From May 2015 to March 2023, she was an independent member of the Supervisory Committee and the Chairman of the Audit and Risk Committee of Euronav, a Belgian crude oil tanker company listed on the New York Stock Exchange and Euronext Brussels. In addition, she serves as the Vice President and Treasurer of the Board of Trustees of the American Center for Art and Culture, a U.S. private foundation based in New York, which operates the American cultural center in Paris, France. From 2005 until 2013, Ms. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor and, Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in financial communication, IFRS, cross border listing transactions, in particular with the United States, internal control over financial reporting and risk management, as well as financial statements audits and audits of internal control over financial reporting. She was involved with several companies in the pharmaceutical and biotechnology sector. Ms. Monsellato is an active member of the French association of Directors (IFA) since 2013 in particular with the Club of Audit Committee' Chairs, and the ESG Committee, and the European Confederation of Directors’ Association (ecoDa). She was a member of the Consultative Working Group for the ESMA Corporate Reporting Standing Committee for 2019-2020, and she is a member of the EFRAG community for the development of the listed SMEs standards (LSME ESRS). Ms. Monsellato has been a Certified Public Accountant in France since 2008 and received a board member certification from IFA-Sciences Po in 2014. She graduated from EM Lyon in 1990 with a degree in Business Management.
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
Florence Séjourné has served as a member of our board of directors since June 2017 as representative of SAS Biotech Avenir. She was a member of our former Supervisory Board from 1999 until the change in our management and administration in June 2017. Ms. Séjourné co-founded our company and served as our chief operating officer, business development director, industrial alliances coordinator and member of our former Executive Board from 1999 to 2008. From 2008 to 2022, she has been the Chairwoman and CEO of Da Volterra, a clinical-stage biotechnology company developing novel Microbiota Protective therapies for protection against antibiotics residues, in particular in cancer and blood disorders. Since September 2022, Ms. Séjourné has been appointed CEO of a newly formed biopharmaceutical company founded as a joint venture by Boehringer Ingelheim, Evotec SE and bioMérieux, named AUROBAC THERAPEUTICS, to create the next generation of antimicrobials along with actionable diagnostics to fight AntiMicrobial Resistance. Ms. Séjourné graduated from the Ecole des Mines of Paris with a degree in Biotechnology and holds a master’s degree in Pharmacy from the University of Illinois in Chicago.
Steven Hildemann, MD., Ph.D, has served as a member of our board of directors since May 2022 as representative of Ipsen. He has been serving as Executive Vice President, Chief Medical Officer, Head of Global Medical Affairs and Pharmacovigilance at Ipsen since March 1, 2020. With over 20 years of service in the pharmaceutical industry and 10 years as a physician-scientist in academic medicine, he has been leading, since his appointment in this role, Ipsen activities related to global medical affairs, pharmacovigilance, and patient relations. As a member of the Executive Leadership team, he actively contributes to the overall management and strategic leadership of Ipsen. Prior to joining Ipsen, Dr. Hildemann held leadership roles in science-based bioethics and built an innovative digital health startup in cancer care. He previously served for five years as Chief Medical Officer, Senior Vice President, Head of Global Medical Affairs and Global Patient Safety at Merck. He also held several strategic leadership positions with biopharmaceutical companies such as Pharmacia-Pfizer and Schering-Plough-MSD. Dr. Hildemann is board certified in internal medicine and cardiology with broad clinical training across internal medicine including medical oncology, gastroenterology, rheumatology and pulmonary oncology at university hospitals in Munich, Germany. Throughout his career, he has engaged in part-time clinical practice, late-stage pharmaceutical research and medical teaching. Dr. Hildemann received his MD-PhD at the Albert Ludwig University of Freiburg, Germany, where he continues to serve as an adjunct Professor of Medicine.

Jean-François Tiné joined the Board of Directors in 2021. He was a senior investment banking executive until 2022, having most recently served since 2017 as Chairman of Equity Capital Markets at Natixis Corporate & Investment Banking after joining Natixis in 2005 as Global Head of Equity Capital Markets. He began his career in various sales, trading and syndication positions in the London and Paris capital markets at Union Bancaire Privée, Crédit Suisse, First Boston and Bank of America. In 1993, he became an associate at MC Securities in London, before being appointed three years later as Global Head of Equity Syndicate at Société Générale in Paris.
Family Arrangements and Selection Arrangements
There are no family relationships between any of the members of our senior management or board of directors. Except as described below, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any member of our senior management or board of directors was selected as such.
Pursuant to an investment agreement entered into with Ipsen on December 16, 2021 pursuant to which Ipsen became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, our shareholders, at the annual shareholders meeting held on May 25, 2022, appointed Ipsen as board member, represented by Steven Hildemann, M.D.

B.	Compensation
Director Compensation
At our general meeting of shareholders held on May 25, 2022, shareholders renewed the total annual attendance fees (jetons de présence) to be distributed among non-employee directors at €600,000 for the period beginning with the shareholders’ general meeting of May 25, 2022 until the next shareholders’ general meeting, currently expected to occur on May 24, 2023. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2022, which consisted solely of attendance fees, with the exception of our Chairman, Jean-François Mouney.

NAME	(€)
Jean-François Mouney(1)	368,545
Eric Baclet	60,000
Xavier Guille des Buttes	96,250
Frédéric Desdouits(2)	15,035
Katherine Kalin	46,250
Catherine Larue, Ph.D.	53,125
Anne-Hélène Monsellato	52,500
Philippe Moons(3)	13,750
Florence Séjourné, as representative of SAS Biotech Avenir	—
Steven Hildemann, MD., Ph.D., as representative of IPSEN	—
Jean-François Tiné	43,750
(1)Mr. Mouney’s compensation includes his fixed compensation, directors’ fees and social security charges. See below “Chairman of the Board Compensation” for more details.
(2)Mr. Desdouits resigned from the Board of Directors effective May 25, 2022. He received a pro-rated annual compensation due to his mid-year departure.
(3)Philippe Moons is an observer on the Board of Directors
We compensate all the members of the Board of Directors, with the exception of the permanent representatives of Biotech Avenir and Ipsen, both shareholders of the Company. Director compensation includes a fixed part for each director and a variable part depending on their attendance. The fixed part varies according to:
•the role played by each director on the Board of Directors and the Committees;
•the function of Vice-Chairman of the Board of Directors or Chairman of a specialized committee.
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
The Board of Directors, in accordance with the Articles of Association, decided on March 11, 2021 to appoint Philippe Moons as an observer. Mr. Moons’ compensation is deducted from the overall budget of €600,000 allocated by the Shareholders Meeting to directors, at the rate of €1,250 per meeting of the Board of Directors and the ESG Committee in which he attends.
Chairman of the Board Compensation – Jean-François Mouney
The components of the overall annual compensation of Mr. Mouney for his duties within the GENFIT group during the fiscal year ended December 31, 2022 are summarized below:
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
Fixed Compensation
Mr. Mouney received a gross fixed compensation of €210,000.
Attendance Fees
Mr. Mouney also received gross compensation of €40,625 as Chairman of the Board of Directors, which amount includes directors’ fees for his participation in certain Board committees (Compensation and Nominations Committee, Strategy and Alliances Committee and ESG Committee).
Other Compensation
The benefits in kind granted to Mr. Mouney for the year ended December 31, 2022 consisted of the use of a company car valued at €7,200 and eligibility for the Group’s life insurance and health insurance benefits.
Chief Executive Officer Compensation – Pascal Prigent
Our only executive officer under French law is our chief executive officer. The following table sets forth information regarding compensation earned during the year ended December 31, 2022 by Mr. Prigent.

NAME AND PRINCIPAL POSITION	FIXED COMPENSATION	VARIABLE COMPENSATION (1)(2)	EQUITY AWARDS (1)	ALL OTHER COMPENSATION	TOTAL
	(€)	(€)	(€)	(€)	(€)
Pascal Prigent, Chief Executive Officer	375,000	169,500	73,890	14,044	632,434
(1)Variable compensation and equity awards subject to “Say-on-Pay” approval of the Shareholders’ Meeting to be called to approve the financial statements for the year ended December 31, 2022.
(2)Including variable compensation and exceptional bonus.
The various components of the overall annual compensation of Mr. Prigent for his duties as Chief Executive Officer of the GENFIT group during the fiscal year ended December 31, 2022 are summarized below:
Fixed Compensation
Through his executive officer contract (contrat de mandat social), Mr. Prigent received a gross fixed compensation of €375,000.
Variable Compensation
After evaluating the performance conditions relating to the variable compensation of the Chief Executive Officer, the Board of Directors has determined that the Chief Executive Officer’s variable compensation will be €142,500. This amount represents 38% of the Chief Executive Officer's fixed compensation.
The Board of Directors has determined that 76% of the Chief Executive Officer's objectives were achieved in 2022.

The 2022 objectives of the Chief Executive Officer and their weighting in the annual assessment of his performance were defined at the beginning of the financial year by the Board of Directors around the following three pillars/assessment criteria:
–Strengthening of the Company's portfolio of R&D programs by acquiring the rights to new innovative molecules or through advances in internal research programs (representing a relative weight in the performance assessment of 35%);
–Execution of R&D programs (representing a relative weight in the performance evaluation of 35%);
–Improvement in the valuation of the Company (representing a relative weight in the performance assessment of 30%).
The Board of Directors evaluated the performance of the Chief Executive Officer as follows:
–Strengthening the Company's R&D portfolio: 100% of the objective achieved, considering the addition to the portfolio of the new programs (VS-01-ACLF, VS-01-HAC, VS-02-HE and TS-01);
–Execution of R&D programs: 100% of the objective achieved considering the completion of the recruitment of patients in the ELATIVE trial evaluating elafibranor in PBC despite the delays caused by COVID-19, obtaining Orphan Drug Designation for GNS561 and the execution of the Phase 1 clinical studies evaluating NTZ in ACLF;
–Improvement of the valuation of the Company: 20% of the objective achieved, considering the evolution of the stock market valuation of the Company and the Corporate Social Responsibility actions carried out during the 2022 financial year.
The Chief Executive Officer was not present during the Board of Directors discussion of his performance.
Considering, moreover, that the acquisition of Versantis AG constitutes an exceptional performance, the achievement of which was not fully taken into account in the definition of the objectives of the Chief Executive Officer at the beginning of the 2022 financial year, the Board of Directors, on the proposal of the Nomination and Compensation Committee, has decided to award the Chief Executive Officer an exceptional bonus of €27,000 (i.e. approximately 7% of the gross annual fixed compensation of the the Chief Executive Officer).
All variable compensation is subject to approval at the upcoming Shareholders’ Meeting scheduled on May 24, 2023 called to approve the financial statements for the year ended December 31, 2022.
Equity Awards
During the year ended December 31, 2022, Mr. Prigent received a grant of 35,000 stock options (SO C 2022) and 20,000 free shares (AGA D 2022) with vesting subject to performance conditions. The performance conditions attached to the stock options and free shares granted in 2022 are linked to internal and external conditions, in particular, the acquisition of new programs in accordance with the Group's strategy, clinical and regulatory advances in R&D programs and stock price. The performance conditions are detailed hereafter. The grant of these instruments is subject to approval at the upcoming Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2022.
In September 2022, after the recognition of the fulfillment of the presence condition and the assessment of the performance conditions of the free share and stock option plans of which the Chief Executive Officer is one of the beneficiaries:
–4 free shares linked to the AGA D 2019 out of the 6 free shares allocated subject to performance conditions were definitively acquired by the Chief Executive Officer, i.e. the maximum amount provided for by the plan regulations in respect of the achievement of the so-called internal performance condition; and considering the signatures of the license agreements with the companies Labcorp and Ipsen that we entered into during the period of measurement of the performance conditions. The assessment of the achievement of the external performance criterion linked to the evolution of the share price did not give rise to any definitive vesting.
–6,667 SO 2019 stock options out of the 10,000 stock options granted subject to performance conditions have been definitively acquired by the Chief Executive Officer, i.e. the maximum amount provided for by the plan regulations in respect of the achievement of the so-called internal performance criteria; and considering the license agreements with the companies Labcorp and Ipsen that we entered into during the period of measurement of the performance conditions. The assessment of the achievement of the external performance condition linked to the evolution of the share price did not give rise to any definitive vesting.
The details of the performance conditions of the AGA D 2019 plan and the SO 2019 plan which was adopted by the Board of Directors in 2019 are detailed below.

Other Compensation
Mr. Prigent received use of a company car valued at €4,423, and was eligible for the Group’s life insurance and healthcare plans and the payment of premiums for unemployment insurance Social Security for Business Managers (GSC), which guarantees the payment of compensation in the event of unemployment (up to 55% of net professional tax income for the uncapped share for 12 months following the loss of the position) given that corporate officers are not eligible for standard French unemployment benefits, valued at €9,621.
Change of Control and Severance Benefits
Mr. Prigent also benefits from a severance payment falling within the scope of Article L.225-42-1 of the French Commercial Code equal to 18 months’ gross compensation, calculated on the basis of the last 12 months, increased, where applicable, by the amount of annual variable compensation due for the previous fiscal year and it would be paid if, and only if, one of the following three performance conditions is achieved at the time that his post is terminated:
•elafibranor has been granted marketing authorization by the FDA or EMA in PBC;
•a license agreement for NTZ, GNS561, VS-01 or VS-02 has been signed for the US market and / or for at least two of the five major European markets (Germany, France, Italy, United Kingdom, Spain and / or for Japan); or
•there is a takeover of the Company.
Mr. Prigent also benefits from a non-compete indemnity equal to 12 months of gross fixed compensation, calculated on the basis of the gross amounts due for the past twelve months end, and where applicable, by the amount of the annual variable compensation due for the previous year. The amounts which he may receive under a non-compete indemnity are not cumulative with his severance payment and vice-versa. The non-compete covenant would not apply to the Chief Executive Officer if he leaves the Company, for whatever reason, either by decision of the Board of Directors or at his initiative, following a takeover of the Company.
Compensation recovery policy
In October 2022, the SEC adopted rules, pursuant to Section 10D-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. In February 2023, Nasdaq published a proposal to amend its listing rules, pending public comment and SEC approval. However, as of the date of publication of this annual report, Nasdaq listing standards have not yet been amended pursuant to Section 10D-1 of the Exchange Act. In anticipation of Nasdaq's adoption of its amended listing standards, our Board of Directors adopted at its meeting on March 28, 2023 a written compensation recovery policy, or the Recovery Policy, which will take effect as described below and be included as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2023. In accordance with French law, the compensation policy of the Chief Executive Officer for the year ended December 31, 2023, including the Recovery Policy, will be presented to our shareholders for approval at our Annual General Meeting to be held on May 24, 2023. If approved, the Recovery Policy will enter into force with respect to the Chief Executive Officer no later than 60 days following the effective date of the final amended rules adopted by Nasdaq. The Recovery Policy will apply to other executive officers, subject to compliance with applicable local laws and the amended rules adopted by Nasdaq, within the same timeframe.
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
We have two outstanding share-based compensation plans for our senior management, certain directors and employees, the AGA plan and the SO plan. In general, vesting of our stock options and free shares is subject to continued employment or service of the holder and all vested stock options must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.
As of April 7, 2023, share warrants, stock options and free shares were outstanding allowing for the potential purchase and/or free allocation of an aggregate of 1,170,751 ordinary shares.
Share Warrants (BSA)
In the past, share warrants were granted to the independent members of the former supervisory board and of the board of directors and scientific consultants. Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.
Pursuant to delegations granted by our shareholders, our board of directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the share warrants to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the share warrants, including the period of their exercisability and their vesting schedule.
As of December 31, 2022, only the BSA 2019 share warrants plan is outstanding, whose beneficiaries are exclusively outside consultants. The two BSA 2017 plans expired without any warrants having been exercised.

Plan title	BSA 2017-A	BSA 2017-B	BSA 2019
Meeting date	June 16, 2017	June 16, 2017	June 15, 2018
Dates of allocation	November 21, 2017	November 21, 2017	October 31, 2019
Exercise conditions(1)	1 warrant / 1 share		1 warrant / 1 share
Subscription periods	From December 11, 2017 to December 26, 2017	From July 1, 2018 to July 15, 2018	From October 31, 2019 to November 30, 2019
Total number of BSAs granted	18,345	18,345	35,070
Start date for the exercise of the BSAs	July 1, 2018	July 16, 2018	July 1, 2019
BSA expiry date	June 30, 2022	July 15, 2022	May 31, 2024
BSA issuance price	€2.00	€2.00	€1.23
BSA exercise price per share	€19.97	€19.97	€12.32
Number of shares subscribed as of December 31, 2022	0	0	0
BSA cancelled or lapsed	18,345	18,345	0
BSA remaining as of December 31, 2022	0	0	35,070
(1)Exercisable by tranches of a minimum of 2,000 BSA, or a multiple thereof, except for outstanding balance under 2,000.
Free Shares (AGA)
Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our chairman of the board of directors, chief executive officer (directeur général) and deputy executive officers (directeurs général délégué). During the year ended December 31, 2022, Mr. Prigent, our chief executive officer, received a free share grant. Mr. Mouney our chairman of our board, did not receive any free shares. We currently do not have any deputy executive officers. However, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).
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

As of April 1, 2023, our free shares plans will vest, subject to performance conditions and continued employment, as follows:

	MEETING DATE	DATE OF ALLOCATION	NUMBER OF FREE SHARES GRANTED	VESTING DATE (SUBJECT TO CONDITIONS)(1)	STOCK PRICE ON ALLOCATION DATE	FREE SHARES VESTED	REMAINING TO VEST
AGA D and S 2016-1	June 21, 2016	December 15, 2016	20,520	December 16, 2019	€20.78	17,484	—
AGA D and S 2016-2	June 21, 2016	December 15, 2016	10,189	December 16, 2019	€20.78	7,796	—
AGA D and S 2017-1	June 16, 2017	November 21, 2017	27,468	January 1, 2021	€21.95	19,400	—
AGA D and S 2017-2	June 16, 2017	November 21, 2017	13,728	January 1, 2021	€21.95	8,021	—
AGA D and S 2018	June 15, 2018	November 7, 2018	35,800	January 1, 2022	€20.02	21,737	—
AGA D and S 2019	June 15, 2018	July 18, 2019	36,626	September 17, 2022	€17.06	19,494	—
AGA D and S 2021	November 27, 2019	March 30, 2021 (S) March 17, 2021 (D)	47,400	April 1, 2024	€4.00 (S) €4.15 (D)	—	41,400
AGA D and S 2022	May 25, 2022	October 14, 2022	58,900	October 17, 2025	€4.08	—	39,200
AGA D and S 2023	May 25, 2022	March 10, 2023	40,100	March 14, 2026	€4.05	—	40,800
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
The main terms of the SO plans are as follows:

Plan title	SO 2016-1	SO 2016-2	SO 2017-1	SO 2017-2	SO 2018	SO 2019	SO US 2019-2	SO 2020	SO 2021	SO 2022	SO 2023
Meeting date	June 21, 2016	June 21, 2016	June 16, 2017	June 16, 2017	June 15, 2018	June 15, 2018	November 27, 2019	November 27, 2019	June 30, 2021	May 25, 2022	May 25, 2022
Dates of allocation	December 15, 2016	December 15, 2016	November 21, 2017	November 21, 2017	November 7, 2018	July 18, 2019	November 27, 2019	December 11, 2020	October 18, 2021 / October 19, 2021	October 14, 2022	March 10, 2023
Exercise conditions(1)	1 option / 1 share
Total number of SOs granted	48,917	24,458	72,830	36,420	139,500	138,500	13,350	195,000	201,875	209,375	190,200
Start date for the exercise of the SOs	December 16, 2019	December 16, 2019	January 1, 2021	January 1, 2021	January 1, 2022	September 17, 2022	January 17, 2023	January 1, 2024	October 21, 2024 / October 21, 2024	October 18, 2025 / December 3, 2025	March 14, 2026
SO expiry date	December 16, 2026	December 16, 2026	January 1, 2027	January 1, 2027	January 1, 2028	September 17, 2029	January 17, 2030	January 1, 2031	October 20, 2031 / October 20, 2031	October 17, 2032 / December 3,2032	March 14, 2026-March 13, 2033
SO exercise price per share	€15.79/€21.12(2)	€15.79/€21.12	€17.91/€22.54(3)	€17.91/€22.54	€16.00/€21.65(4)	€13.99/€16.90(5)	€14.31	€3.50/€4.38/€4.52(6)	€2.61/€3.26/€3.22(7)	€3.12/€3.91/€3.94/€2.95(8)	€3.26/€4.05/€4.07(9)
Number of SO exercised as of December 31, 2022	—	—	—	—	—	—	—	—	—	—	—
SO voided or lapsed	14,519	9,150	29,619	18,655	61,458	82,044	13,350	28,750	17,500	—	—
SO vested as of December 31, 2022	34,398	15,308	43,212	17,765	78,042	56,456	—	—	—	—	—
SO remaining to vest as of December 31, 2022	—	—	—	—	—	—	—	166,250	184,375	209,375	190,200
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
(4)Exercise price at €16.00 for SO 2018 and €21.65 for SO US 2018.
(5)Exercise price at €13.99 for the SO 2019 and €16.90 for the SO US 2019.
(6) Exercise price at €3.50 for the SO 2020, €4.52 for the SO US 2020, and €4.38 for the SO 2020 granted to Pascal Prigent.
(7) Exercise price at €2.61 for the SO 2021, €3.22 for the SO US 2021 and €3.26 for the SO 2021 granted to Pascal Prigent.
(8) Exercise price at €3.12 for the SO 2022, €3.94 for the SO US 2022, €2.95 for the SO SU 2022 and €3.91 for the SO 2022 granted to Pascal Prigent.
(9) Exercise price at €3.26 for the SO C 2023, €4.05 for the SO US 2023, €3.26 for the SO SU 2023 and €4.07 for the SO D granted to Pascal Prigent.
Until 2020, all of our stock option plans (SO and SO US) and our AGA D free share plans were subject to internal performance conditions related to our R&D programs, and to external performance conditions related to our stock price. The other free share plans (AGA S) are subject only to internal performance conditions, as further described below.
Since then, and starting with the 2020 stock option plans, the Board of Directors decided that the stock option and AGA plans would only be subject to internal performance conditions, with the exception of the AGA D plans dedicated to the CEO, which would have both internal and external performance conditions.

Plans	Nature of performance conditions
SO 2017-2 SO US 2017-2 AGA D 2017-2 AGA S 2017-2 Evaluation date for performance conditions: 12/31/2020
Internal conditions - 66 2/3% of the instruments SO 2017-2/SO US 2017-2/AGA D 2017-2 will be exercisable or definitively vest, and 100% of the Free Shares for the AGA S 2017-2 will vest, regardless of the evolution of the stock market price if at least one of the three following conditions is met: (i) if an application for marketing authorization for a product (elafibranor for NASH) is examined by the European Medicines Agency (EMA) or the U.S. Food and Drug Administration (FDA); or (ii) if the launch of at least one clinical trial among the following is authorized by the EMA or the FDA, either: Phase 3 clinical trials which aim to record a new product (NTZ program) or a new indication for Elafibranor (PBC); or clinical trials with a product in Phase 2 (Elafibranor) within a NASH subpopulation; or (iii) if we enter into at least one licensing agreement for our product candidates in one or several territories.
External conditions - 33 1/3% of the instruments SO 2017-2/SO US 2017-2/AGA D 2017-2 will be exercisable or definitively allocated in proportion to the evolution of the stock market price, as follows: (a) if the Final Price is strictly lower than the Initial Price, the number exercisable or definitively allocated is equal to 0; (b) if the Final Price is between (i) a value equal to or higher than the Initial Price and (ii) a value lower than the Ceiling Price, the number exercisable or definitively allocated is equal to: [(Final Price / Initial Price)-1]/2 x 1/3 of number of instruments; or (c) if the Final Price is equal to or higher than the Ceiling Price, the number exercisable or definitively allocated is equal to the entire one-third of the instruments granted. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO 2018 SO US 2018 AGA D 2018 AGA S 2018 Evaluation date for performance conditions: 12/31/2021
Internal conditions - 66 2/3 % of the instruments SO 2018/SO US 2018/AGA D 2018 will be exercisable or definitively vest, and 100% of the Free Shares for the AGA S 2018 will vest, regardless of the variation of the stock market price, if one of the three following conditions is met: (i) if an application for marketing authorization for elafibranor for the treatment of NASH is submitted to the European Medicines Agency (EMA) or the U.S. Food and Drug Administration (FDA); or (ii) if authorization to launch at least one new clinical trial among the following trials is obtained: Phase 3 or Phase 2/3 clinical trial evaluating a new product (NTZ), Phase 3 or Phase 2/3 clinical trial evaluating elafibranor in PBC, Phase 3 clinical trial evaluating elafibranor in a NASH subpopulation; or (iii) if we enter into at least one licensing agreement for our product candidates in one or several territories.
External conditions - 33 1/3% of the instruments SO 2018/SO US 2018/AGA D 2018 will be exercisable in proportion to the variation of our stock market price as per the following breakdown: (a) if the Final Price is strictly lower than the Initial Price, the number of the instruments exercisable or definitively vested is equal to 0; (b) if the Final Price is between (i) a value equal to or higher than the Initial Price and (ii) a value lower than the Ceiling Price, the number of instruments exercisable or definitively vested is equal to: [(Final Price / Initial Price)-1]/2 x 1/3 of number of instruments; or (c) if the Final Price is equal to or higher than the Ceiling Price, the number of instruments exercisable or definitively vested is equal to the entire one-third of the instruments allocated. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO 2019 SO US 2019 AGA D 2019 AGA S 2019 Evaluation date for performance conditions: 7/31/2022
Internal conditions - 66 2/3% of the instruments SO 2019/SO US 2019/AGA D 2019 will be exercisable or definitively vest, and 100% of the Free Shares for the AGA S 2019 will vest, regardless of the variation of the stock market price of our shares, if at least one of the three following conditions is fulfilled: (i) if marketing authorization is granted or an application for marketing authorization is examined by the European Medicines Agency (EMA) or the U.S. Food and Drug Administration (FDA) for elafibranor for NASH; or by the U.S. Food and Drug Administration (FDA)/the competent European authorities in the field of IVD for NIS4 for NASH; or (ii) if at least two of the four clinical trial among the following trials have delivered their principal results or are ongoing: Phase III clinical trials for elafibranor for PBC; or clinical trial evaluating elafibranor’s efficacy in NASH pediatric patients; or Phase 2b clinical trial or clinical trial aimed at registration for NTZ in fibrosis; or clinical trial evaluating elafibranor or NTZ in combination therapy for NASH or for hepatic fibrosis; or: (iii) if we enter into at least one new licensing agreement for our product candidates in one or several territories.
External conditions - 33 1/3 % of the instruments SO 2019/SO US 2019/AGA D 2019 will be exercisable or definitively vest, in proportion to the variation of our stock market price as per the following breakdown: (a) if the Final Price is strictly lower than the Initial Price, the number of instruments exercisable or definitively vested is equal to 0; (b) if the Final Price is between (i) a value equal to or higher than the Initial Price and (ii) a value lower than the Ceiling Price, the number of instruments exercisable or definitively vested is equal to: [(Final Price / Initial Price)-1]/2 x 1/3 of number of instruments; or (c) if the Final Price is equal to or higher than the Ceiling Price, the number of instruments exercisable or definitively vested is equal to the entire one-third of the instruments allocated. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plan	Nature of performance conditions
SO US 2019-2 Evaluation date for performance conditions: 1/9/2023
Internal conditions - 66 2/3 % of the Stock Options will be exercisable if at least if at least one of the three following conditions is fulfilled: (i) if elafibranor has been granted marketing authorization by the European Medicines Agency (EMA) or the U.S. Food and Drug Administration (FDA) in NASH or PBC or NIS4 has been authorized by FDA or received CE marking from the EMA; (ii) a licensing agreement pertaining to elafibranor or NTZ has been signed for the U.S. market and/or for at least two of the five major European markets (Germany, France, Italy, United Kingdom, Spain) and/or Japan; or (iii) at least two clinical trials for drug registration are underway.
External conditions - 33 1/3 % of the Stock Options will be exercisable, in proportion to the variation of our stock market price as per the following breakdown: (a) if the Final Price is strictly lower than the Initial Price, the number of the Stock Options exercisable is equal to 0; (b) if the Final Price is between (i) a value equal to or higher than the Initial Price and (ii) a value lower than the Ceiling Price, the number of Stock Options exercisable is equal to: [(Final Price / Initial Price)-1]/2 x 1/3 of number of Stock Options; or (c) if the Final Price is equal to or higher than the Ceiling Price, the number of Stock Options exercisable is equal to the entire one-third of the Stock Options allocated. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO D 2020 SO C 2020 SO US 2020 Evaluation date for performance conditions: 12/31/2023
a) 50% of the Stock Options will be exercisable if at least one of the following three conditions relating to PBC and ELATIVE is fulfilled: (i) “Last Patient Visit” in ELATIVE in the fourth quarter of 2022 or earlier; (ii) If the results of ELATIVE are released to the market before or during the first half of 2023; (iii) if a registration request is filed for elafibranor in PBS with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in 2023. b) 25% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS 4 diagnostic is fulfilled: (i) if a research and development partnership agreement with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company; (ii) the NIS 4 diagnostic is used in at least 20 clinical studies. c) 25% of the Stock Options will be exercisable if at least one of the following two conditions relating to the product pipeline of the Company is fulfilled: (i) initiation of a clinical study for a new indication with elafibranor or NTZ; (ii) if the Company develops or acquires the rights to a new molecule.

Plans	Nature of performance conditions
SO D 2021 SO C 2021 SO US 2021 Evaluation date for performance conditions: 10/20/2024
a) 50% of the Stock Options will be exercisable if at least one of the following three conditions relating to the development of elafibranor in PBC and to the ELATIVE clinical trial is fulfilled: (i) ELATIVE topline results are released to the market before or during the second quarter of 2023; (ii) a new drug application is filed for elafibranor in PBC with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in the second half of 2023 or before; (iii) elafibranor is approved by a regulatory authority in 2024. b) 15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of NTZ and the ACLF franchise is fulfilled: (i) a Phase 2 clinical study or a more advanced clinical study evaluating NTZ is in ongoing or was carried out; (ii) the Company develops or acquires the rights to a new molecule (including through repositioning) for development in ACLF. c) 15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS4 diagnostic technology is fulfilled: (i) if a research and development partnership agreement relating to the implementation of the NIS4 diagnostic technology into an IVD test with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company; (ii) Labcorp’s NASHnext LDT is reimbursed by at least three payers in the United States (insurance, integrated system, etc). d) 20% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of the product pipeline of the Company is fulfilled: (i) At least one new molecule (excluding elafibranor and NTZ) is developed by the Company or the Company has acquired development rights to a new molecule outside of the ACLF franchise (performance already covered by b(ii) above); (ii) At least two Phase 2 clinical studies or more advanced clinical studies are ongoing or have been completed; not including a Phase 2 clinical study or more advanced clinical study in NTZ (performance already covered by b(i) above).

Plans	Nature of performance conditions
AGA S 2021 AGA D 2021 Evaluation date for performance conditions: 3/31/2024
Internal conditions - a) 50% of the Free Shares AGA S 2021 will be exercisable, and 7,500 of the Free Shares AGA D 2021 will be exercisable, if at least one of the following three conditions relating to PBC and ELATIVE is fulfilled: (i) “Last Patient Visit” in ELATIVE in the fourth quarter of 2022 or earlier; (ii) If the results of ELATIVE are released to the market before or during the first half of 2023; (iii) if a registration request is filed for elafibranor in PBS with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in 2023. b) 25% of the Free Shares AGA S 2021 will be exercisable, and 3,750 of the Free Shares AGA D 2021 will be exercisable, if at least one of the following two conditions relating to the NIS4 diagnostic is fulfilled: (i) if a research and development partnership agreement with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company; (ii) the NIS4 diagnostic is used in at least 20 clinical studies. c) 25% of the Free Shares AGA S 2021 will be exercisable, and 3,750 of the Free Shares AGA D 2021 will be exercisable, if at least one of the following two conditions relating to the product pipeline of the Company is fulfilled: (i) initiation of a clinical study for a new indication with elafibranor or NTZ; (ii) if the Company develops or acquires the rights to a new molecule.
External conditions - Each applicable portion of all 15,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 15,000 Free Shares under the AGA D 2021 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2021 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2021 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2021 instruments (c) All AGA D 2021 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO D 2022 SO C 2022 SO US 2022 SO SU 2022 AGA S 2022 AGA D 2022 Evaluation date for performance conditions: - 10/17/2025 for SO D 2022/SO C 2022/SO US 2022/AGA S 2022/ AGA D 2022 - 12/3/2025 for SO SU 2022
Internal conditions - a) 50% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 10,000 of the Free Shares for the AGA D 2022 will vest, if during the 2022 financial year and then at any time during the Vesting Period, 3 new R&D programs (at the rate of one third of these 2022 instruments per new program) complete the Company's R&D program portfolio (as it was at 12/31/2021); that these programs are at the so-called clinical development stage when this addition is made or that they reach this stage afterwards and that this addition originates: (i) a business-development operation (licensing-in, M&A, etc.), or (ii) the identification of new opportunities resulting from internal research (repositioning). b) 25% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 5,000 of the Free Shares for the AGA D 2022 will vest, if at least one of the following three conditions relating to the development of the elafibranor development program is fulfilled: (i) obtaining the main results of the first part of the ELATIVE trial in the second quarter of 2023; (ii) filing of a Marketing Authorization Application for elafibranor in the second half of 2023; (iii) marketing authorization for elafibranor in 2024. c) 15% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 3,000 of the Free Shares for the AGA D 2022 will vest, if at least one of the following two conditions relating to the development of the NTZ program in the ACLF is fulfilled: (i) First clinical results in 2022; (ii) start of a Phase 2 clinical trial in the first half of 2023. d) 10% of instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2022 will vest, if as part of the development of the GNS561 program, a Phase 2b trial starts in the first half of 2023.
External conditions - Each applicable portion of all 20,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 20,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2022 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2022 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2022 instruments (c) All AGA D 2022 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO D 2023 SO C 2023 SO US 2023 SO SU 2023 AGA S 2023 AGA D 2023 Evaluation date for performance conditions: 3/13/2026
Internal conditions - a) 50% of the instruments SO D 2023/SO C 2023/SO US 2023/ SO SU 2023/AGA S 2023 will be exercisable or definitively vest, and 5,000 of the Free Shares for the AGA D 2023 will be vest, if during 2023 and then at any time during the Vesting Period, 2 new R&D programs (at the rate of one-half of these 2023 instruments per new program), join the Company’s R&D pipeline (as evaluated at December 31, 2022) ; and that these programs are at the clinical development stage at the time they join the pipeline or that they later enter this stage, following: (i) A business development transaction (in-licensing, M&A, etc.) or, (ii) Identification of new opportunities resulting from in-house research (program going from preclinical development stage to clinical development stage). b) 25% of the instruments SO D 2023/SO C 2023/SO US 2023/ SO SU 2023/AGA S 2023 will be exercisable or definitively vest, and 2,500 of the Free Shares for the AGA D 2023 will vest, if at least one of the two following conditions related to development of elafibranor in PBC is met: (i) Filing of the Marketing Authorization Application in the fourth quarter of 2023 (in Europe or the United States); (ii) Marketing Authorization obtained in 2024 (in Europe or the United States). c) 15% of the instruments SO D 2023/SO C 2023/SO US 2023/ SO SU 2023/AGA S 2023 will be exercisable or definitively vest, and 1,500 of the Free Shares for the AGA D 2023 will vest, if at least one of the two following conditions related to the development of the ACLF program is met: (i) VS-01 in ACLF: top-line results from the Phase 2 study obtained in 2024 or communication of final results on the Phase 2 study in 2025; (ii) NTZ : start of a Phase 2 clinical trial in the second half of 2023. d) 10% of the instruments SO D 2023/SO C 2023/SO US 2023/ SO SU 2023/AGA S 2023 will be exercisable or definitively vest, and 1,000 of the Free Shares for the AGA D 2023 will vest, if intermediate results in the Phase 1b/2 of GNS561 are obtained in the fourth quarter 2024 or final results obtained in 2025.
External conditions - Each applicable portion of all 10,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 10,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2022 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2022 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2022 instruments (c) All AGA D 2022 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

C.	Board Practices
Board Composition
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
Our board of directors currently consists of nine members, one of which is a citizen or resident of the United States, and one board observer. As permitted by French law, two of our directors, SAS Biotech Avenir, and Ipsen, are legal entities. These entities have designated, respectively, individuals, Florence Séjourné, and Dr. Steven Hildemann, to represent them and to act on their behalf at meetings of our board of directors. Ms. Séjourné and Dr. Hildemann have the same responsibilities to us and to our shareholders as they would have if they had been elected to our board of directors in their individual capacity. None of our directors serve pursuant to a service contract providing benefits upon termination of service as a director.
The following table sets forth the names of our directors, the years of their initial appointment as directors of our board or our former supervisory board or our former executive board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT		TERM EXPIRATION YEAR
Jean-François Mouney	Chairman	1999	(1)	2027
Xavier Guille des Buttes	Vice Chairman	2006	(2)	2027
Eric Baclet	Director	2020		2025
IPSEN, represented by Dr. Steven Hildemann	Director	2022		2027
Katherine Kalin	Director	2020		2025
Catherine Larue	Director	2017		2027
Anne-Hélène Monsellato	Director	2017		2027
Philippe Moons	Observer	2015	(3)	2027
SAS Biotech Avenir represented by Florence Séjourné	Director	2010	(4)	2027
Jean-François Tiné	Director	2020	(5)	2027
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
(3)    As member of the former supervisory board and was subsequently appointed as a member of our board of directors at our combined general meeting in June 2017. He resigned as a director on February 26, 2021 but will remain as an observer on the Board of Directors.
(4)    Biotech Avenir SAS was appointed to the former supervisory board for the first time on incorporation of the company on September 15, 1999. Ms. Séjourné has been its permanent representative since 2010, first to the former supervisory board and later to the board of directors of our company.
(5)Appointed by the Board of Directors on February 26, 2021 to replace Philippe Moons on the Board of Directors. His appointment was approved by the Shareholders' Meeting on June 30, 2021 to serve out the remainder of the term of Philippe Moons which ended at the shareholders meeting called to approve the financial statements for the year ended December 31, 2021 held on May 25, 2022. His appointment was renewed by the May 25, 2022 shareholders' meeting.

In 2022, the Board of Directors met nine times, with an average participation rate of 93 % of Board members.
The average participation rates for each Board member at Board of Directors’ meetings was:
Mr. Jean-François Mouney : 100% ;
Mr. Eric Baclet : 100%
Mr. Xavier Guille des Buttes: 89% ;
Mr. Frédéric Desdouits (until May, 25, 2022) : 75%;
IPSEN (represented by Dr. Steven Hildemann) (since May 2022): 100%
Ms. Katherine Kalin: 89%;
Ms. Catherine Larue : 89% ;
Ms. Anne-Hélène Monsellato : 100% ;
Mr. Philippe Moons : 100%;
SAS Biotech Avenir (represented by Ms. Florence Séjourné) : 89%.
Mr. Jean-François Tiné: 89%.
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
Board Diversity Matrix as of December 31, 2022

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

Director Independence
As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Select Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist exclusively of independent directors. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors, except for Jean-François Mouney due to his ownership through Biotech Avenir, Florence Séjourné, as representative of Biotech Avenir, and Dr. Steven Hildemann, as representative of IPSEN, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Select Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).
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
Board Committees
The board of directors has established an audit committee, a nomination and compensation committee, a strategy and alliances committee, and an ESG committee, in accordance with the Middlenext Code requirements. Subject to available exemptions, the composition and functioning of all of our committees complies with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Select Market and SEC rules and regulations.

In accordance with French law, committees of our board of directors have only an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.
Audit Committee.  Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Ms. Anne-Hélène Monsellato, Mr. Xavier Guille des Buttes and Mr. Eric Baclet currently serve on our audit committee. Ms. Monsellato is the chairperson of our audit committee. Our board has determined that each member is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Monsellato is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members qualifies as financially sophisticated under the applicable Nasdaq listing rules. The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis.
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
In 2022, the audit committee met five times, with an average participation rate of 100% of committee members.
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
In 2022, the Nomination and Compensation Committee met four times, with an average participation rate of 94% of committee members.
Strategy and Alliances Committee.
Mr. Jean-François Mouney, Mr. Xavier Guille des Buttes, Ms. Katherine Kalin and Mr. Jean-François Tiné currently serve on our strategy and alliances committee. Mr. Jean-François Mouney is chairman of our strategy and alliances committee.
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
In 2022, the strategy and alliances committee met seven times, with an average participation rate of 93% of committee members. In particular, in 2022, the committee examined the Versantis AG acquisition as well as reviewed and provided recommendations regarding the Ipsen and Genoscience collaborations.
ESG Committee
Ms. Catherine Larue, Mr. Xavier Guille des Buttes and Mr. Jean-François Mouney currently serve on our ESG committee. Ms. Catherine Larue is the chairwoman of our ESG committee.
The ESG Committee was created in October 2021, in accordance with the R8 recommendation of the Middlenext Code, with the mission of ensuring that the Company adequately addresses the economic and societal challenges related to its corporate purpose of proposing therapeutic and diagnostic solutions intended to address unmet medical needs of patients around the world.
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
In 2022, the ESG committee met three times, with a participation rate of 100% of committee members.

D.	Employees
As of December 31, 2022, we had 148 employees. Of these employees, 91 were engaged in research and development and services related to research and development activities, 55 were engaged in administration and management, which includes finance, investor relations, information systems, human resources and legal, and 2 were engaged in marketing and commercial activities.
Of these 148 employees, 127 were employed by GENFIT S.A., 13 were employed by our U.S. subsidiary, GENFIT Corp, and 8 were employed by our Swiss subsidiary, Versantis AG. Employees employed by GENFIT S.A. are mainly based in France, employees employed by GENFIT Corp. are mainly based in our Cambridge, Massachusetts office and employees employed by Versantis AG are mainly based in Zurich, Switzerland. As of April 14, 2023, Versantis Inc does not have any activities and therefore has no employees.

Pursuant to French law, employees employed by GENFIT S.A. are subject to the pharmaceutical industry collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership
For information regarding the share ownership of our directors and senior management, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders”.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders
The following table sets forth, as of April 1, 2023, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each member of our senior management;
•each of our directors; and
•all of our senior management and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest by June 1, 2023 the date that is 60 days after April 1, 2023, and stock options and warrants that are currently exercisable or exercisable by June 1, 2023. Shares subject to options and warrants currently exercisable or exercisable by June 1, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 49,834,983 of our ordinary shares outstanding as of April 1, 2023.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o GENFIT S.A., Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage
Significant Shareholders:
Biotech Avenir SAS(1)	1,888,618	3.79%
Ipsen Pharma SAS(2)	3,985,239	8.00%
Directors and Senior Management:
Jean-François Mouney(3)	1,966,539	3.95%
Pascal Prigent(4)	34,074	*
Dean Hum, Ph.D(5)	43,686	*
Carol Addy	—	—
Jean-Christophe Marcoux(6)	19,575	*
Laurent Lannoo(7)	29,084	*
Thomas Baetz	—	—
Pascal Caisey	—	—
Meriam Kabbaj	—	—
Stefanie Magner(8)	16,021	*
Emilie Desodt (9)	3,986	*
John Brozek (10)	9,990	*
Xavier Guille Des Buttes(11)	1,842	*
Catherine Larue, Ph.D	—	—
Anne-Hélène Monsellato	—	—
Steven Hildemann(2)	—	—
Florence Séjourné(1)	—	—
Philippe Moons(12)	310	*
Katherine Kalin (13)	5,000	*
Eric Baclet (14)	1,200	*
Jean-François Tiné	—	—
All directors and senior management as a group (21 people)(15)	2,117,331	4.25%
*Represents beneficial ownership of less than 1%
(1)Biotech Avenir SAS is our holding company. Mr. Mouney, the Chairman of our board of directors, is also the Chief Executive Officer and Chairman of the Management Committee of Biotech Avenir and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir on our board of directors, is also a member of the Management Committee of Biotech Avenir and holds 9.9% of its share capital. Dean Hum holds 6.2% of its share capital, Laurent Lannoo, who is a member of the Management Committee of Biotech Avenir, holds less than 0.03% of its share capital and John Brozek holds 0.13% of its share capital.
(2)Steven Hildemann represents Ipsen Pharma SAS (through Ipsen) on our board of directors. The Ipsen shares are subject to a lock-up period ending, on the earlier of the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorization of elafibranor in PBC, the date on which the U.S. FDA grants approval of elafibranor in PBC or in the event the ELATIVE trial does not meet its primary endpoint.
(3)Consists of 1,925,212 ordinary shares, of which 1,888,618 shares are held directly by Biotech Avenir, and 41,327 stock options that are exercisable within 60 days of April 1, 2023.
(4)Consists of 20,708 ordinary shares and 13,366 stock options that are exercisable within 60 days of April 1, 2023.
(5)Consists of 8,804 ordinary shares and 35,482 stock options that are exercisable within 60 days of April 1, 2023.
(6)Consists of 2,620 ordinary shares and 16,955 stock options that are exercisable within 60 days of April 1, 2023.
(7)Consists of 9,736 ordinary shares and 19,348 stock options that are exercisable within 60 days of April 1, 2023.
(8)Consists of 1,540 ordinary shares and 14,481 stock options that are exercisable within 60 days of April 1, 2023.
(9)Consists of 608 ordinary shares and 3,158 stock options that are exercisable within 60 days of April 1, 2023, and 220 ordinary shares underlying OCEANEs convertible bonds.
(10)Consists of 2801 ordinary shares and 7,189 stock options that are exercisable within 60 days of April 1, 2023.
(11)Consists of 1,842 ordinary shares.
(12)Consists of 310 ordinary shares. Philippe Moons is an observer on the Board of Directors.
(13)Consists of 5,000 ADS.
(14)Consists of 1,200 ordinary shares.
(15)Includes 1,888,618 shares held directly by Biotech Avenir.
Significant Changes in Percentage Ownership
There were no significant changes in the percentage ownership held by our principal shareholders during the year ended December 31, 2022.

Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.
Shareholders in the United States
As of March 31, 2023, to the best of our knowledge, 4,422,717 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) or approximately 8.87%% were held by 17 shareholders of record in the United States, including The Bank of New York Mellon, the depositary of our ADR program. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions
Since January 1, 2022, we have engaged in the following transactions with our directors, senior management and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
Directors
We have entered into agreements with our directors to provide contractual indemnification, with certain exceptions, for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. See "Item 6—Directors, Senior Management and Employees" for more information.
Chief Executive Officer
Mr. Prigent benefits from a severance payment falling within the scope of Article L.225-42-1 of the French Commercial Code equal to 18 months’ gross compensation, calculated on the basis of the last 12 months, increased, where applicable, by the amount of annual variable compensation due for the previous fiscal year and it would be paid if, and only if, one of the following three performance conditions is achieved at the time that his post is terminated:
•elafibranor has been granted marketing authorization by the FDA or EMA in PBC;
•a license agreement for NTZ, GNS561, VS-01 or VS-02 has been signed for the US market and / or for at least two of the five major European markets (Germany, France, Italy, United Kingdom, Spain and / or for Japan); or
•there is a takeover of the Company.
Mr. Prigent also benefits from a non-compete indemnity equal to 12 months of gross fixed compensation, calculated on the basis of the gross amounts due for the past twelve months end, and where applicable, by the amount of the annual variable compensation due for the previous year. The amounts which he may receive under a non-compete indemnity are not cumulative with his severance payment and vice-versa. The non-competition covenant would not apply to Mr. Prigent if he leaves the Company, for whatever reason, either by decision of the Board of Directors or at his initiative, following a takeover of the Company.
Biotech Avenir
Biotech Avenir SAS, our holding company, holds 3.79% of our share capital and 7.16% of our voting rights, as of April 1, 2023. Mr. Mouney, the Chairman of our board of directors and, until September 2019, our Chief Executive Officer, is also Chairman of the Management Committee of Biotech Avenir and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir on our board of directors, is also member of the Management Committee of Biotech Avenir and holds 9.9% of its share capital. Dean Hum holds 6.2% of its share capital, Laurent Lannoo, who is a member of the Management Committee of Biotech Avenir, holds less than 0.03% of its share capital and John Brozek holds 0.13% of its share capital. The registered office of Biotech Avenir is located at the same address as our principal executive offices, without charge to Biotech Avenir.
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

The parties to the Shareholders’ Agreement that hold our shares include the Université de Lille, Fondation partenariale de l’Université de Lille, Finorpa SCR, Biotech Avenir SAS, two of our directors Messrs. Mouney and Guille des Buttes and Charles Woler.
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
Ipsen Pharma SAS
Collaboration and license agreement
On December 16, 2021, we entered into an exclusive collaboration and license agreement with Ipsen for the development and commercialization of elafibranor in PBC and other indications (the Ipsen Collaboration and License Agreement). On the same date, we also entered into an investment agreement pursuant to which Ipsen became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance and, following approval by our shareholders at the shareholders' meeting on May 25, 2022, Ipsen became a member of our Board of Directors, represented by Dr. Steven Hildemann. Ipsen therefore qualifies as a related person.
See also "Item 10.C—Material Contracts" herein for more information.
Transition Services Agreement
The Transition Services Agreement (the "TSA") signed between the Company and Ipsen on April 6, 2022, pursuant to the Ipsen Collaboration and License Agreement, was approved by the Board of Directors on April 6, 2022 in accordance with the Company's Related Party Transactions policy.
The TSA governs the performance of a number of transition services by the Company in relation to the ongoing ELATIVE trial, the Phase 3 clinical trial evaluating elafibranor in PBC and the financial conditions thereof. These services are mainly related to preparing the second phase of the ELATIVE trial as well as certain regulatory tasks such as preparation of the conditional marketing authorization application for elafibranor in PBC. The services are being performed on an arms-length basis.
In 2022, €1.0 million in revenue was generated from the services rendered by GENFIT to Ipsen pursuant to the TSA.
Inventory Purchase Agreement
The Inventory Purchase Agreement (the “IPA”) signed between the Company and Ipsen on July 13, 2022, pursuant to the Ipsen Collaboration and License Agreement, was ratified by the Board of Directors on September 27, 2022 in accordance with the Company's Related Party Transactions policy.
The IPA defines the conditions under which the Company sold and Ipsen purchased almost all of the Company’s remaining stock of elafibranor active ingredient and drug product for the ELATIVE Phase 3 clinical trial. The sale was conducted on an arms-length basis.
In 2022, €3.3 million was recognized as revenue from the sale of said inventory in accordance with said agreement.
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
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 27 of our consolidated financial statements for the year ended December 31, 2022 appended to this annual report.

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
However, in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering. In August 2021, the Supreme Court of the State of New York, New York County, dismissed the complaint with prejudice. The plaintiff appealed, and in December 2022, the Supreme Court, Appellate Division, First Department affirmed the dismissal of the complaint, except that it deleted the phrase “with prejudice” from the Supreme Court’s judgment. The time to appeal the decision of the Appellate Division has expired.
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
Our ADS have been listed on the Nasdaq Global Select Market under the symbol “GNFT” since March 27, 2019. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “GNFT” since 2006. Prior to that date, there was no public trading market for our ordinary shares. Our convertible bonds (OCEANEs) have been traded on Euronext Access in Paris under the symbol “GNFAA” since October 16, 2017.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “GNFT” since March 27, 2019 and our ordinary shares have been trading on Euronext Paris under the symbol “GNFT” since 2006. Our convertible bonds (OCEANEs) are traded on Euronext Access in Paris under GNFAA since October 16, 2017.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information.

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The information set forth in the final prospectus dated March 27, 2019 as part of our Registration Statement on Form F-1 (File No. 333-229907), declared effective by the SEC on March 26, 2019, under the heading “Limitations Affecting Shareholders of a French Company” and the information in Exhibit 2.3 "Description of Securities" hereto is incorporated herein by reference.

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
We remain responsible for the Phase 3 ELATIVE trial until the completion of the double-blind period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE trial, and global commercialization (excluding Greater China which is licensed to Terns). This newly established strategic partnership will also provide Ipsen with access to our research capabilities and other clinical programs through rights to first negotiation.
In addition, pursuant to an investment agreement entered into on the same date as the collaboration and licensing agreement, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28m investment. The new shares are subject to a lock-up period ending, on the earlier of the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorization of elafibranor in PBC, the date on which the U.S. FDA grants approval of elafibranor in PBC or in the event the ELATIVE trial does not meet its primary endpoint. Following approval by our shareholders at the shareholders' meeting on May 25, 2022, Ipsen became a member of our Board of Directors.
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is an exhibit to this annual report.
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
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is an exhibit to this annual report.

Share Purchase Agreement for the Acquisition of Versantis AG
On September 19, 2022, we announced we had signed an exclusive agreement to acquire all the shares and voting rights of Versantis AG, or Versantis, a private Swiss-based clinical stage biotechnology company, and its U.S. subsidiary, Versantis, Inc., focused on addressing the growing unmet medical needs in liver diseases.
With this acquisition, we acquired Versantis' pipeline, which includes Versantis' main asset VS-01, a liposomal-based therapeutic product candidate currently in clinical development as a potential therapy for ACLF and HAC. In addition, it's second asset, VS-02 is a pre-clinical oral and colon-active, drug candidate being developed for the chronic management of HE. Finally, TS-01, a point-of-care diagnostic device in prototype development for at-home measurement of ammonia in the blood, is in-licensed by Versantis from ETH Zurich.
The deal included an initial consideration of CHF40.0 million due at closing plus a CHF2.8 million cash adjustment, with contingent consideration of up to CHF65 million upon positive Phase 2 results for VS-01 and VS-02 and regulatory approval of VS-01. In addition, the former owners of Versantis are eligible to receive 1/3 of the net proceeds resulting from the sale of VS-01’s pediatric review voucher to a third party, or 1/3 of the fair market value of this pediatric review voucher if we opt to apply it to one of our own programs.
The transaction closed effective September 29, 2022.
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as an exhibit to this annual report.
For additional information on our material contracts, please see “Item 4—Information on the Company,” “Item 6—Directors, Senior Management and Employees,” and “Item 7.B—Related Party Transactions” of this annual report.

Convertible Bonds (OCEANEs)
In October 2017, we issued convertible bonds (OCEANEs) for gross proceeds of €180.0 million, with a maturity date initially of October 16, 2022.
On November 23, 2020, we presented to all OCEANEs bondholders a two-prong renegotiation offer:
•A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and
•An amendment of the terms of the remaining OCEANEs to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 shares per bond).
At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer and we completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) per bond for a total buyback cost of €47.48 million on January 29, 2021. We then cancelled the repurchase of OCEANEs. Following the renegotiation, the OCEANEs bear interest at an annual nominal rate of 3.50% payable semi-annually in arrears on April 16 and October 16 of each year (or the following business day if this date is not a business day). The OCEANEs will be redeemed at par on October 16, 2025 (or the following business day if this date is not a business day). The effective interest rate is 8.8%.
The nominal unit value of the OCEANEs was set at €29.60. The OCEANEs conversion ratio is 5.5 shares for one OCEANE, subject to any subsequent adjustments.
The OCEANEs may be redeemed early at the option of the Company, under certain conditions. Specifically, the OCEANEs may be redeemed early at the option of the Company from November 6, 2020 onward if i) the mathematical average of the volume-weighted average price of GENFIT shares on the regulated market of Euronext in Paris and ii) the conversion ratio of the shares in force (over a period of 20 trading days) exceeds 150% of the nominal value of the OCEANEs bonds.
As of December 31, 2022, there were 1,923,662 OCEANEs outstanding, and the maximum dilution to GENFIT’s share capital in the event of full conversion would be 21.29%, with approximately €56.9 million nominal amount outstanding.
The OCEANEs are admitted to trading on Euronext Access (the free market of Euronext in Paris).
For more information see Note 20.1 to our consolidated financial statements included in this annual report under the caption "Breakdown of convertible loan."

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
•persons that hold the ADSs as part of a “hedging,” “integrated”, “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
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
•holders subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code;
•holders that elect to apply the provisions of Section 1400Z-2 of the Code to any gain realized upon a disposition of our ADSs;
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
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult his, her or its tax advisor regarding the specific tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.
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
Financial Transactions Tax and Registration Duties
Pursuant to Article 235 ter ZD of the French tax code (Code général des impôts, the “FTC”), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that, broadly, the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities on an annual basis in their official guidelines. Pursuant to the official guidelines BOI-ANNX-000467 issued on December 21, 2022, we are currently not included in such list.
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
Tax on Sale or Other Disposals
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder domiciled, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC, except for those mentioned in paragraph 2 bis-2° of the same Article, should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the Treaty).
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
Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20 dated September 12, 2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC - except for those mentioned in paragraph 2 bis-2°), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides through the French paying agent, the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the calendar year following the year during which the dividend is paid (due to recent case law regarding status of limitation for filing a withholding tax claim; U.S. holders are advised to consult their own tax advisors in this respect).
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
Material U.S. Federal Income Tax Considerations
This section discusses the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder. This description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations, of the acquisition, ownership and disposition of the ADSs.
This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations in the purchase, ownership or disposition of our ADSs. Accordingly, holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.
In general, and taking into account the earlier assumptions, for U.S. federal income and French tax purposes, a U.S. holder holding ADSs will be treated as the owner of the shares represented by the ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income or to French tax.
Passive Foreign Investment Company Considerations.
If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

We will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of our gross income is “passive income” or (2) at least 50% of the quarterly weighted-average value of our total gross assets (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”
Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation or partnership, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such other corporation or partnership and as receiving directly its proportionate share of such other corporation’s or partnership's income. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are classified as a PFIC in any taxable year during which a U.S. holder owns our ordinary shares or ADSs, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.
The fair market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to continue to fluctuate. Fluctuations in the market price of our ordinary shares or ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our offerings. Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2022, we believe that we were classified as a PFIC for the taxable year ended December 31, 2022. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits and certain intercompany service payments will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents. Our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could continue to be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets remains the same or increases. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.
If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules or is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. holder will be deemed to have sold the ordinary shares or ADSs the U.S. holder holds at their fair market value as of the date of such deemed sale, and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.
If we are a PFIC, and you are a U.S. holder that does not make one of the elections described above (and below in further detail), a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution or realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period in the ADSs, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends as discussed below under the heading “Distributions.”

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs. If a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. holder's adjusted tax basis in such ADSs, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.
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
Notwithstanding our belief that we were classified as a PFIC for the taxable year ended December 31, 2022, we do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections for such taxable year or any other taxable year for which we are treated as a PFIC. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If we are a PFIC for a given taxable year, U.S. holders should consult their tax advisor concerning such annual filing requirements.
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
Distributions.
Subject to the discussion under “— Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for such purposes and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance in this regard. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “— Passive Foreign Investment Company Considerations,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
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
Not required.

J.     Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.
Foreign Currency Exchange Risk
We use the euro as our functional currency and the majority of our operations are denominated in euros. However, a portion of our operating expenses is denominated in U.S. dollars and Swiss Francs (notably due to the acquisition of Versantis in 2022), as well as a significant portion of our cash and cash equivalents. As result, we may be exposed to foreign currency risk.
Our overall exposure to the foreign exchange risk depends, in particular, on:
•the currencies in which we receive our revenues;
•the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•the location of clinical trials on drug or biomarker candidates;
•the ability for our co-contracting parties to indirectly transfer foreign exchange risk to us;
•our foreign exchange risk policy; and
•the fluctuation of foreign currencies against the euro.
For the years ended December 31, 2021 and December 31, 2022, expenses in U.S. dollars totaled $12.6 million and $14.9 million respectively, based on the exchange rate in effect at December 31, 2021 and December 31, 2022. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €1.0 million and €1.3 million for the years 2021 and 2022 respectively.
For the year ended December 31, 2022, expenses in Swiss Francs totaled CHF2.0 million, based on the exchange rate in effect at December 31, 2022. As a result, an adverse 10% change in the exchange rate for the Swiss Franc against the euro would have resulted in a foreign exchange rate loss of approximately €0.2 million for the year 2022.
As of December 31, 2021 and December 31, 2022, cash and cash equivalents in U.S. dollars totaled $81.7 million and $34.2 million respectively, based on the exchange rate in effect at December 31, 2021 and December 31, 2022. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €6.6 million and €2.9 million for the years 2021 and 2022 respectively.
As of December 31, 2022, cash and cash equivalents in Swiss Francs totaled CHF2.3 million, based on the exchange rate in effect at December 31, 2022. As a result, an adverse 10% change in the exchange rate for the Swiss Franc against the euro would have resulted in a foreign exchange rate loss of approximately €0.2 million for the year 2022.
For the year ended December 31, 2021, we recorded a total net foreign exchange gain of €6.7 million (cumulating operating and financial exposure), including a realized gain of €0.8 million. For the year ended December 31, 2022, we recorded a total net foreign exchange gain of €7.1 million (operating and financial), including a realized gain of €7.5 million. Any such historical gains or losses do not predict the future impact of foreign exchange rate risks.
We maintain a balance between euros, US dollars and Swiss Francs in line with the projected outflows of expected resources in order to naturally cover the risk and therefore hold a significant portion of our cash in US dollars and Swiss Francs. Given the significant portion of our operations denominated in US dollars and Swiss Francs, we decided to limit the conversions into euros of our US dollar denominated cash and the conversions into euros of our Swiss Franc denominated cash. We do not use any specific hedging arrangements. However, as the majority of our expenses are denominated in euros, we could be required to convert U.S. Dollars into euros or Swiss Francs into euros, and are therefore exposed to a foreign exchange risk. As of December 31, 2022, we did not have foreign exchange rate hedging tools or contracts in place.
In the future, and in particular with respect to our clinical trials and the funding of our US subsidiary and our Swiss subsidiary, we will continue to have a significant portion of transactions denominated in currencies other than the euro or indirectly exposed to currency risk, and as a result, we will continue to have exposure to this risk.
See also Note 6.1 to our consolidated financial statements included in this annual report under the caption “Foreign Exchange Risk.”
Interest Rate Risk
We believe we have low exposure to interest rate risk.

Our financial liabilities, which consist primarily of convertible bonds, bank loans and government refundable or conditional advances, that carry no interest or fixed interest rates, and therefore are not subject to interest rate risk, with the exception of the state-guaranteed loans (PGE), the interest rates of which may be revised in case of their extension beyond their current maturity, which in turn could lead to an increase in interest in the future.
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
Liquidity Risk
We had €145.5 million in cash and cash equivalents and other financial assets, including €136.0 million in cash and cash equivalents, as of December 31, 2022 and as a result, do not believe that we are exposed to short-term liquidity risk. In addition, our loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANEs), repayable for a nominal amount of €56.9 million on October 16, 2025 (see Note 20.1 to our consolidated financial statements included in this annual report under the caption “Breakdown of convertible loan”).
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

Detail of calculation of net cash	As of
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
Cash and cash equivalents	171,029	258,756	136,001
Current convertible loans	1,312	415	415
Other current loans and borrowings	3,035	1,773	4,665
Non-current convertible loans	169,470	47,682	49,861
Other non-current loans and borrowings	11,873	24,365	20,334
Net cash	(14,662)	184,521	60,726
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2022. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, as we do not generate significant revenue from product sales. Our inability or failure to do so could harm our business, financial condition and results of operations.

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
Fees and Charges
Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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
Payment of Taxes
ADS holders are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of ADSs or allow an ADS holder to withdraw the deposited securities represented by his or her ADSs until those taxes or other charges are paid. It may apply payments owed to the ADS holder or sell deposited securities represented by the ADS holder’s ADSs to pay any taxes owed and such ADS holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes. An ADS holder’s obligation to pay taxes and indemnify us and the depositary against any tax claims will survive the transfer or surrender of his or her ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the deposit agreement.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
In October 2017, we issued convertible bonds for gross proceeds of €180.0 million. The convertible bonds carried a fixed interest rate of 3.5%, with an effective interest rate of 7.2%, payable semi-annually in arrears in April and October.
On November 23, 2020, we presented to all OCEANEs bondholders a two-prong renegotiation offer:
• A partial buyback of the outstanding OCEANEs for a maximum amount of 3,048,780 OCEANEs at €16.40 per bond; and
• An amendment of the terms of the remaining OCEANEs to extend their maturity (by 3 years) and increase the conversion ratio (to 5.5 shares per bond).
At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer.
Following the shareholders’ and bondholders’ decisions, GENFIT completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) for a total buyback cost of €47.48 million. The settlement operations occurred on January 29, 2021. The repurchased OCEANEs were then cancelled by GENFIT. The convertible bonds carry a fixed interest rate of 3.5%, with an effective interest rate of 8.8%, payable semi-annually in arrears in April and October.
Following conversion of the OCEANEs into shares up until April 1, 2023, which led to the creation of 6,941,875 new shares, the residual nominal convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €37.4 million, with approximately €56.9 million nominal amount outstanding as of April 1, 2023.
For more information please see Note 20.1 to our consolidated financial statements included in this annual report under the caption “Breakdown of convertible loan.”

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
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the framework in “Internal Control - Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as December 31, 2022, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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
Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years :

	As of
(in € thousands)	2021/12/31	2022/12/31
Audit fees	337	420
Audit-related fees	6	5
Tax fees	—	—
Other fees	—	—
TOTAL	343	425
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
There were no “Tax Fees” or “Other Fees” billed or paid during 2021 or 2022.

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

Item 16H.	Mine Safety Disclosure.
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III

Item 17.	Financial Statements.
See pages F-1 through F-56 of this annual report.

Item 18.	Financial Statements.
Not applicable.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association of GENFIT S.A. (English translation)
2.1	Form of Deposit Agreement	F-6	333-230265	4.1	3/14/2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-6	333-230265	4.1	3/14/2019
2.3*	Description of Securities
4.1†	Summary of 2017 BSA Plan	F-1	333-229907	10.1	2/27/2019
4.2†	Summary of 2019 BSA Plan	20-F	001-38844	4.3	5/27/2020
4.3†	Summary of 2019 Free Shares (AGA) Plan	20-F	001-38844	4.5	5/27/2020
4.4†	Summary of 2021 Free Shares (AGA) Plan	20-F	001-38844	4.5	4/29/2022
4.5†*	Summary of 2022 Free Shares (AGA) Plan
4.6†*	Summary of 2023 Free Shares (AGA) Plan
4.7†	Summary of 2016, 2017 and 2018 Share Option Plans	F-1	333-229907	10.3	2/27/2019
4.8†	Summary of 2019 Share Option Plans	20-F	001-38844	4.7	5/27/2020
4.9†	Summary of 2020 Share Option Plans	20-F	001-38844	4.8	4/23/2021
4.10†	Summary of 2021 Share Option Plans	20-F	001-38844	4.9	4/29/2022
4.11†*	Summary of 2022 Share Option Plans
4.12†*	Summary of 2023 Share Option Plans
4.13	Summary of Lease Agreement (English translation)	F-1	333-229907	10.5	2/27/2019
4.14#	Collaboration and License Agreement between the registrant and Terns Pharmaceuticals, Inc., dated June 24, 2019	20-F	001-38844	4.9	5/27/2020
4.15#	Collaboration and License Agreement between the registrant and Ipsen Pharma SAS, dated December 16, 2021	20-F	001-38844	4.12	4/29/2022
4.16*#	Share Purchase Agreement among the registrant, certain sellers of Versantis AG, as representative of the sellers, dated September 29, 2022
4.17*	Amended and Restated Terms and Conditions of the OCEANE convertible bonds dated January 21, 2021
8.1*	Subsidiaries of GENFIT S.A.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENFIT S.A.

By:	/s/ Pascal Prigent
Pascal Prigent
Chief Executive Officer

Date:  April 18, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GENFIT S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Genfit S.A. (the Group) as of December 31, 2022 and 2021, the related consolidated statements of operations, other comprehensive income (loss), cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young et Autres
Ernst & Young et Autres has served as the Group’s auditor since 1999
Paris-La Défense, France
April 18, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euros)

ASSETS	Notes	As of
(in € thousands)		2021/12/31	2022/12/31
Current assets
Cash and cash equivalents	13	258,756	136,001
Current trade and others receivables	16	7,236	15,906
Other current financial assets	18	—	4,550
Other current assets	19	2,101	1,998
Inventories	—	4	4
Total - Current assets		268,097	158,459
Non-current assets
Intangible assets	14	174	43,957
Property, plant and equipment	15	9,015	8,210
Non-current trade and other receivables	16	3	—
Other non-current financial assets	18	4,431	4,914
Deferred tax assets	11	—	—
Total - Non-current assets		13,623	57,081
Total - Assets		281,720	215,540

SHAREHOLDERS' EQUITY AND LIABILITIES	Notes	As of
(in € thousands)		2021/12/31	2022/12/31
Current liabilities
Current convertible loans	20	415	415
Other current loans and borrowings	20	1,773	4,665
Current trade and other payables	22	40,988	14,845
Current deferred income and revenue	23	14,298	14,479
Current provisions	24	313	61
Other current tax liabilities	11	5,051	4,906
Total - Current liabilities		62,837	39,370
Non-current liabilities
Non-current convertible loans	20	47,682	49,861
Other non-current loans and borrowings	20	24,365	20,334
Non-current trade and other payables	22	450	448
Non-current deferred income and revenue	23	25,821	9,706
Non-current employee benefits	25	864	782
Deferred tax liabilities	11	602	510
Total - Non-current liabilities		99,786	81,641
Shareholders' equity
Share capital	26	12,454	12,459
Share premium	—	444,438	444,683
Retained earnings (accumulated deficit)	26	(405,076)	(337,550)
Currency translation adjustment	—	22	(1,344)
Net profit (loss)	—	67,259	(23,719)
Total - Shareholders' equity		119,097	94,528
Total - Shareholders' equity & liabilities		281,720	215,540

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of euros, except per share data)

	Notes	Year ended
(in € thousands, except earnings per share data)		2020/12/31	2021/12/31	2022/12/31
Revenues and other income
Revenue	7	765	80,069	20,195
Other income	7	6,993	5,510	6,371
Revenues and other income		7,758	85,579	26,566

Operating expenses and other operating income (expenses)
Research and development expenses	8	(59,097)	(35,166)	(35,818)
General and administrative expenses	8	(14,270)	(16,153)	(16,405)
Marketing and market access expenses	8	(11,216)	(1,539)	(992)
Reorganization and restructuring income (expenses)	8	(5,308)	(142)	11
Other operating expenses	8	(764)	(763)	(652)

Operating income (loss)		(82,897)	31,816	(27,289)

Financial income	10	6,544	44,780	8,212
Financial expenses	10	(25,296)	(7,122)	(4,758)
Financial profit (loss)		(18,752)	37,658	3,453

Net profit (loss) before tax		(101,649)	69,474	(23,836)

Income tax benefit (expense)	11	428	(2,215)	116

Net profit (loss)		(101,221)	67,259	(23,719)
Attributable to owners of the Company		(101,221)	67,259	(23,719)

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	12	(2.60)	1.51	(0.48)
Diluted earnings (loss) per share (€/share)	12	(2.60)	1.23	(0.48)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euros)

	Notes	Year ended
(in € thousands)		2020/12/31	2021/12/31	2022/12/31

Net profit (loss)		(101,221)	67,259	(23,719)
Actuarial gains and losses net of tax	25	196	216	258
Other comprehensive income (loss)
that will never be reclassified to profit or loss		196	216	258
Exchange differences on translation of foreign operations		(106)	113	(1,366)
Other comprehensive income (loss)
that are or may be reclassified to profit or loss		(106)	113	(1,366)
Total comprehensive income (loss)		(101,131)	67,589	(24,827)
Attributable to owners of the Company		(101,131)	67,589	(24,827)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euros)

	Notes	Year ended	Year ended	Year ended
(in € thousands)		2020/12/31	2021/12/31	2022/12/31

Cash flows from operating activities
+ Net profit (loss)		(101,221)	67,259	(23,719)

Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets		3,559	2,742	1,832
+ Impairment and provision for litigation	24	3,015	(1,996)	(179)
+ Expenses related to share-based compensation	9	1,236	470	245
- Gain on disposal of property, plant and equipment		80	420	(16)
+ Net finance expenses (revenue)		10,335	4,663	2,042
+ Income tax expense (benefit)	11	(428)	2,215	(116)
+ Other non-cash items	10	(1,818)	(35,538)	2,210
including Income incurred by renegotiating the convertible bond debt OCEANE

Operating cash flows before change in working capital		(85,242)	40,235	(17,702)
Decrease (increase) in trade receivables and other assets	16	318	4,344	(8,565)
(Decrease) increase in trade payables and other liabilities	22	(11,447)	55,335	(46,226)

Change in working capital		(11,129)	59,680	(54,791)
Income tax paid		—	—	(145)
Net cash flows provided by (used in) in operating activities		(96,371)	99,915	(72,638)

Cash flows from investment activities
- Acquisition net of cash acquired	2.1		—	(41,525)
- Acquisition of property, plant and equipment	14. / 15.	(900)	(537)	251
+ Proceeds from disposal of / reimbursement of property, plant and equipment	14. / 15.	—	309	20
- Acquisition of financial instruments	18	(66)	(3,148)	(5,012)
Net cash flows provided by (used in ) investment activities		(966)	(3,377)	(46,266)

Cash flows from financing activities
+ Proceeds from issue of share capital (net)	26	7	27,972	5
+ Proceeds from subscription / exercise of share warrants		—	—	—
+ Proceeds from new loans and borrowings net of issue costs	20	—	15,270	—
- Repayments of loans and borrowings	20	207	(48,436)	(628)
- Payments on lease debts	20	(2,150)	(1,887)	(1,120)
- Financial interests paid (including finance lease)		(7,762)	(2,109)	(2,180)
+ Financial interests received		1,442	274	137
Net cash flows provided by (used in ) financing activities		(8,256)	(8,916)	(3,786)

Increase (decrease) in cash and cash equivalents		(105,593)	87,622	(122,690)
Cash and cash equivalents at the beginning of the period	13	276,748	171,029	258,756
Effects of exchange rate changes on cash		(126)	105	(66)
Cash and cash equivalents at the end of the period		171,029	258,756	136,001
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of euros, except for number of shares)

	Share capital		Share	Treasury	Retained	Currency	Net	Total
	Number	Share	premium	shares	earnings	translation	profit	shareholders'
	of shares	capital			(accumulated	adjustment	(loss)	equity
(in € thousands)					deficit)

As of January 01, 2020	38,858,617	9,715	377,821	(478)	(237,862)	14	(65,144)	84,065
Net profit (loss)							(101,221)	(101,221)
Other comprehensive income (loss)					196	(106)		90
Total comprehensive income (loss)	—	—	—	—	196	(106)	(101,221)	(101,131)
Allocation of prior period profit (loss)					(65,144)		65,144	—
Capital increase	29,762	7	—		(7)			—
Share-based compensation			1,236					1,236
Treasury shares				(333)				(333)
Other movements			—		(268)			(268)
As of December 31, 2020	38,888,379	9,722	379,057	(811)	(303,086)	(92)	(101,221)	(16,430)
Net profit (loss)							67,259	67,259
Other comprehensive income (loss)					216	113		330
Total comprehensive income (loss)	—	—	—	—	216	113	67,259	67,589
Allocation of prior period profit (loss)					(101,221)		101,221	—
Capital increase	10,927,110	2,732	62,600		—			65,332
Equity component of OCEANE net of deferred taxes			2,311					2,311
Share-based compensation			470					470
Treasury shares				(174)				(174)
As of December 31, 2021	49,815,489	12,454	444,438	(986)	(404,090)	22	67,259	119,097
Net profit (loss)							(23,719)	(23,719)
Other comprehensive income (loss)					258	(1,366)		(1,108)
Total comprehensive income (loss)	—	—	—	—	258	(1,366)	(23,719)	(24,827)
Allocation of prior period profit (loss)					67,259		(67,259)	—
Capital increase	19,494	5	—		(5)			—
Share-based compensation			245					245
Treasury shares				8				8
Other movements			—		5			5
As of December 31, 2022	49,834,983	12,459	444,683	(978)	(336,573)	(1,344)	(23,719)	94,528

The accompanying notes form an integral part of these consolidated financial statements.

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
The Company focuses its research and development (R&D) efforts on the potential marketing of therapeutic and diagnostic solutions to combat certain metabolic, inflammatory, autoimmune and fibrotic diseases affecting in particular the liver (such as Primary Biliary Cholangitis or PBC) and more generally gastroenterological diseases. The head office address is : 885 Avenue Eugène Avinée – 59120 Loos, France.
The consolidated financial statements of the Company include the financial statements of GENFIT S.A. and those of its wholly-owned subsidiaries: GENFIT CORP. (U.S. subsidiary), Versantis AG (Swiss subsidiary), Versantis, Inc. (U.S. Subsidiary), and GENFIT PHARMACEUTICALS SAS (French subsidiary, liquidated prior to December 31, 2022) (together referred to in these notes to the consolidated financial statements as "GENFIT" or the "Group" or “we “ or “us”). There are no non-controlling interests for any period presented herein.
2.MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD
2.1.Acquisition of the Clinical-stage Biopharmaceutical Company Versantis
On September 19, 2022, the Company announced it had signed an exclusive agreement with Versantis AG ("Versantis") to acquire all the shares and voting rights of Versantis, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in liver diseases. This acquisition aims at:
1.Consolidating GENFIT’s position as a leader in acute-on-chronic liver failure (ACLF)
2.Significantly expanding GENFIT’s pipeline with VS-01-ACLF, a Phase 2 ready program based on first-in-class scavenging liposomes technology, VS-01-HAC, a pediatric program focused on urea cycle disorder (UCD), and VS-02-HE, an early-stage program focused on hepatic encephalopathy (HE), and
3.Combining Versantis’ expertise with GENFIT’s know-how in conducting complex development programs in liver diseases, to strengthen and accelerate research and development
The deal closed effective September 29, 2022.
Total purchase price and contingent milestone payments
This transaction includes:
•an initial payment of 40 million CHF (€41.9 million) due and paid at the date of closing,
•a net cash adjustment payment of 2.8 million CHF (€2.9 million) at the end of the year in accordance with the terms of the acquisition agreement
•additional milestone payments of up to 65 million CHF contingent on the following outcomes:
◦positive Phase 2 results related to VS-01-ACLF,
◦regulatory approval of VS-01-ACLF, and
◦positive Phase 2 results related to VS-02.
Furthermore, the former shareholders of Versantis are eligible to receive 1/3 of the net proceeds resulting from the potential sale of the Priority Review Voucher of VS-01’s pediatric application by GENFIT to a third party, or 1/3 of the fair market value of this Voucher if GENFIT opts to apply it to one of its own programs.
Acquisition costs totaled €1.8 million.
The impact of this acquisition as reflected within the line item "Acquisitions of consolidated undertakings, net of cash acquired" in the consolidated statement of cash flows is a net cash outflow of €41.5 million.

Accounting treatment - IFRS 3
Paragraph B7B sets out an optional test (the concentration test) to permit a simplified assessment of whether an acquired set of activities and assets is not a business. An entity may elect to apply, or not apply, the test. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
GENFIT chose to use the available option stated as per IFRS 3 and perform a concentration test to determine if the transaction qualifies as a business combination or asset acquisition. In accordance with the concentration test methodology as defined in paragraph B7B of IFRS 3, the acquisition of Versantis by GENFIT was determined to be an asset acquisition based on the VS-01-ACLF program because its fair value represents more than 90% of the value of all assets acquired. Therefore, the acquisition costs of €1.8 million were included and capitalized in the total cost of the operation to determine the net book value of the VS-01-ACLF program on the date of the acquisition. Conditional milestone payments were not included in this analysis.
Accounting treatment - IAS 21
Consistent with paragraph 8 of IAS 21, Versantis AG is considered as a foreign operation as its activities are conducted primarily in Swiss Francs. The Swiss Franc is thus also considered to be Versantis AG's functional currency. Versantis AG's subsidiary, Versantis Inc., is considered as a foreign operation as its activities are conducted primarily in US Dollars. The US Dollar is thus considered to be Versantis Inc.'s functional currency. For further information on converting and presenting Versantis' activity in euros, refer to note 4.3.2 - Translation of foreign subsidiary financial statements.
Note that on the Consolidated Statements of Other Comprehensive Income and Loss, for the period ending December 31, 2022, on line item "Other comprehensive income (loss) that are or may be reclassified to profit or loss," substantially all of the loss amount of €1.4 million is due to the application of IAS 21 for Versantis.

Supplementary information
The consolidated value of net assets acquired of Versantis AG and Versantis, Inc. on September 29, 2022 is as follows :

Total acquired assets and liabilities, in thousands of euros	29/9/2022
Cash and cash equivalents	5,076
Current trade and others receivables	209
Other current assets	78
Intangible assets	45,323
Property, plant and equipment	326
Other non-current financial assets	14
Total acquired assets	51,026

Current trade and other payables	3,202
Current provisions	858
Other current tax liabilities	63
Lease liabilities	302
Total acquired liabilities	4,425

Total purchase price	46,601
The exchange rate used above to convert the assets and liabilities of Versantis AG into euros was 1.04843 (1 CHF = 1.04843) on September 29, 2022. The exchange rate used above to convert the assets and liabilities of Versantis, Inc. into euros was 0.9706 (1 USD = 0.9706) on September 29, 2022.
The net book value of assets and liabilities as of December 31, 2022 is as follows, per the application of IAS 21:

Net assets, in thousands of euros	31/12/2022
Cash and cash equivalents	2,168
Current trade and others receivables	17
Other current assets	197
Intangible assets	43,850
Property, plant and equipment	295
Other non-current financial assets	13
Total assets	46,540

Current trade and other payables	1,614
Current provisions	672
Other current tax liabilities	33
Lease liabilities	282
Total liabilities	2,601

Net assets	43,939
The exchange rate used above to convert the assets and liabilities of Versantis AG into euros was 1.01554 (1 CHF = 1.01554) on December 31, 2022. The exchange rate used above to convert the assets and liabilities of Versantis, Inc. into euros was 0.93756 (1 USD = 0.93756) on December 31, 2022.
Research and development expenses for the period between September 29, 2022 and December 31, 2022 attributable to Versantis total €1,187 thousand. If the acquisition had taken place on January 1, 2022, research and development expenses would have been €5,833 thousand.
General and administrative expenses for the period between September 29, 2022 and December 31, 2022 attributable to Versantis total €228 thousand.
For further information, refer to Note 14 - "Goodwill and Intangible Assets"

2.2.Agreements and partnership with Ipsen
2021 Collaboration and License Agreement
In December 2021, GENFIT and Ipsen Pharma SAS ("Ipsen") entered into an exclusive licensing agreement for elafibranor, a Phase 3 asset evaluated in Primary Biliary Cholangitis (PBC), as part of a long-term global partnership ("Collaboration and License Agreement"). The agreement gives Ipsen exclusive worldwide license (with the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals, Inc. ("Terns Pharmaceuticals") holds the exclusive license to develop and commercialize elafibranor) to develop and commercialize elafibranor, GENFIT's first-in-class drug candidate, a PPAR alpha and PPAR delta agonist, for people living with PBC, a rare chronic inflammatory liver disease.
The Collaboration and License Agreement qualifies as a contract under IFRS 15, and meets the criteria under IFRS 15.9.
Under this agreement:
•GENFIT remains responsible for the Phase 3 ELATIVE trial until the completion of the double-blind period. Ipsen will assume responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE trial, and commercialization.
•GENFIT received from Ipsen an upfront cash payment of €120 million in December 2021 (with an additional €24 million in collected VAT), of which €80 million was recognized as revenue in 2021. The remainder of this upfront payment (€40 million) has been recognized in 2021 as deferred revenue and will be recognized as revenue throughout the execution of the double-blind period of the ELATIVE study, in accordance with IFRS 15. In 2022, of the initial €40 million of deferred revenue, €15.9 million was recognized as revenue for services provided in accordance with IFRS 15.
•GENFIT is also eligible for milestone payments up to €360 million. These milestone payments constitute future variable income, dependent on the completion of key steps related to the development and sales of the licensed products. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the completion of these milestones. No such milestone payments were made in 2021 or 2022.

•GENFIT is eligible for tiered double-digit royalties of up to 20%, applied to the annual sales of licensed products realized by Ipsen. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the realization of these sales. No such royalties were earned in 2021 or 2022.
Beyond the collaboration between GENFIT and Ipsen in PBC, this agreement also constitutes a strategic partnership, allowing Ipsen to access the research skills of GENFIT and other clinical programs, including some rights to first negotiation (while not being constitutive of a service obligation under IFRS 15).
Ipsen Ownership Stake in GENFIT
Additionally, in 2021, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. The new shares were issued pursuant to the twentieth resolution of GENFIT’s June 30, 2021 shareholders’ meeting. As of December 31, 2022, they are still subject to a lock-up period, ending in the event of positive ELATIVE results, on the earlier of i) the date on which the EMA makes a formal recommendation to the European Commission for the marketing authorization of elafibranor in PBC or ii) the date on which the U.S. FDA grants approval of elafibranor in PBC. In addition, during the shareholder's meeting on May 25, 2022, GENFIT proposed and approved Ipsen as a board member. Ipsen is represented by Dr. Steven Hildemann, MD., PhD. He serves as Executive Vice President, Chief Medical Officer, Head of Global Medical Affairs and Pharmacovigilance at Ipsen.
2022 Follow-on Agreements: Transition Services Agreement and Inventory Purchase Agreement
In 2022, GENFIT and Ipsen entered into a Transition Services Agreement, which outlines the scope of services to facilitate the transition of some activities related to the Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis. This agreement is a supplementary follow-on to the Collaboration and License Agreement mentioned above. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized as services are performed. In 2022, €1.0 million in revenue was generated from the services rendered by GENFIT to Ipsen in accordance said agreement and consistent IFRS 15.
In 2022, GENFIT and Ipsen entered into an Inventory Purchase Agreement, pursuant to which Ipsen purchased inventory from GENFIT, namely the elafibranor active pharmaceutical ingredient and related drug product, during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE study to Ipsen. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized when inventory is provided to Ipsen. In 2022, €3.3 million was recognized as revenue from the sale of said inventory in accordance with said agreement and consistent IFRS 15.
Regarding the application of IFRS15, see Note 7 "Revenues and other income.".
2.3Termination of RESOLVE-IT and the development program of elafibranor in NASH
Following the decision by the Company in July 2020 to terminate its Phase 3 RESOLVE-IT trial (see 2020 Form 20-F), the impacts of the RESOLVE-IT termination process, and more broadly the discontinuation of the elafibranor development program in NASH continued to have a significant impact in 2021.
Impact on subcontracting costs
In 2022, the residual impact of the RESOLVE-IT study are based on two main topics:
•Firstly, the Company did not received any charge in 2022 from the main subcontractor (CRO) for this study, because of the investigation sites closure and invoicing of final residual costs in 2021 .
•Secondly, the Company reversed 2021 accruals, amounting of €1.1 million, based on communication with the CRO (in particular as it relates to investigator costs).
Finally, the Company benefited in 2022 from an "end of study" credit note, ending the study in July, and bringing the provision recognized in the balance sheet for RESOLVE-IT to zero.
Impact on scientific equipment leased and owned
The Group has analyzed the impact of the closing of RESOLVE-IT and its decision to reorganize its activities on its scientific equipment. An inventory of the equipment that could be sold, kept as a spare, or disposed of, was completed in the second half of 2020.
Leased equipment
Following the sale and/or disposal of part of this equipment in 2021 and 2022, the loss in value of the remaining equipment (determined in order to take into account the potential loss compared to the net book value of the right of use to assets) amounted to €28 at December 31, 2022 (compared to €62 at the end of 2021 and €503 at the end of 2020).

Owned equipment
Following the disposal of part of this equipment in 2021 and an updated impairment analysis in 2022 related to certain unused equipment, the loss in value of the remaining equipment amounts to €27 at December 31, 2022 (compared to €25 at the end of 2021 and €363 thousand euros at the end of 2020).
Premises
The loss in value of the right to use the premises leased by the Company in Lille and Paris amounts to €479 (including the layout of the premises) as of December 31, 2022 (compared to €596 at the end of 2021 and €1,275 at the end of 2020), taking into account in particular the relocation of the Company's Paris offices in 2021 and the indexation of rent at the Loos site.
See Note 8 - “Property, Plant and Equipment”.
Reorganization and reduction in force
Following the reorganization and reduction in force plan (plan de sauvegarde de l’emploi or “PSE”) implemented by the company during the second half of 2020, the residual provision relating to the support measures granted under this PSE (premiums for quick return to employment, training, business creation aid) amounted to €21 at December 31, 2022 (compared to €171 at the end of 2021 and €523 at the end of 2020), taking into account reversals of €77 recorded in 2022.

3.BASIS OF PRESENTATION
The Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS as adopted by the European Union at December 31, 2022. The Comparative information is presented as of and for the years ended December 31, 2021 and December 31, 2020.
The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality and aggregation
These consolidated financial statements for the year ended December 31, 2022 were prepared under the responsibility of the Board of Directors that approved such statements on April 13, 2023.
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
The following new standards are applicable from January 1, 2022, but do not have any material effect on the Group’s financial statements as of and for the year ended December 31, 2022.
•Amendment to IAS 37 - Onerous Contracts — Cost of Fulfilling a Contract,
•Amendment to IFRS 3 - Reference to the Conceptual Framework,
•Amendment to IAS 16 - Proceeds before intended use, and
•Annual IFRS improvements - 2018-2020 Cycle.
3.2.Standards, interpretations and amendments issued but not yet effective
The GENFIT Group has not identified any standards or amendments issued and in force and anticipated as of January 1, 2021 or applicable to the periods starting as of January 1, 2022 that may have a significant impact on the Group's consolidated financial statements, notably:
–IFRS 17 Insurance Contracts, effective in 2023,

–Amendments to IFRS 17 - First application of IFRS 17 and IFRS 9 - Comparative Information, effective in 2023,
–Amendments to IAS 1 and Practice Statement 2 - Disclosure of Accounting Policies, effective in 2023,
–Amendments to IAS 8 Definition of Accounting Estimates, effective in 2023,
–Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, effective in 2023, and
–Amendments to IAS 1 Classification of Liabilities as Current or Non-current, effective in 2024.

4.SUMMARY OF MATERIAL ACCOUNTING INFORMATION
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
The estimates and underlying assumptions mainly relate to research tax credits (see Note 7.2 "Other income", employee benefits (see Note 25 "Employee benefits"), leases (see Note 15 “Property, plant and equipment including Leases”), share-based payments (see Note 9 "Share-based compensation"), accruals related to clinical trials (see Note 8 "Operating expenses"), convertible loans (see Note 20.1 "Breakdown of convertible loan"), accounting judgments related to the Versantis acquisition (see Note 2.1 "Acquisition of the Clinical-stage Biopharmaceutical Company Versantis"), the valuation of our investment in Genoscience (See Note 18 "Other financial assets"), and the allocation of income to the performance obligations provided for in the agreement entered into with Ipsen (see Note 7 "Revenues and Other Income").
When assessing going concern, the Group’s Board of Directors considers mainly the following factors:
The liquidity available at the statement of financial position date, the cash spend projections for next 12-month period as from the date of the financial statements are issued and the availability of other funding.
4.2.Consolidation
Going concern
The consolidated financial statements were prepared on a going concern basis. The Group believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.
Consolidated entities
The Group controls an entity when it is exposed to variable returns from its involvement with the entity, and it has the ability to affect those returns through its power over the entity.
The Group controls all the entities included in the scope of consolidation.
GENFIT Pharmaceuticals SAS was dissolved on December 23, 2022 in accordance with article 1844-5 of the Civil Code in France. All assets and liabilities of the company was transferred to GENFIT SA.
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
The functional currency of GENFIT CORP and Versantis, Inc. is the U.S. dollar. The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

	Year ended
Ratio : 1 US dollars (USD) = x euros (EUR)	2020/12/31	2021/12/31	2022/12/31
Exchange rate at period end	0.81493	0.88292	0.93756
Average exchange rate for the period	0.87755	0.84542	0.95105
The functional currency of Versantis AG is the Swiss Franc. The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

Ratio : 1 CH franc (CHF) = x euros (EUR)	Year ended
	2020/12/31	2021/12/31	2022/12/31
Exchange rate at period end	N/A	N/A	1.01554
Average exchange rate for the period	N/A	N/A	1.01710
Note that the average rate immediately above is based on the period between September 29, 2022 and December 31, 2022.

5.SEGMENT INFORMATION
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
The assets, liabilities and operating income (loss) are mainly located in France and in Switzerland (the latter as a result of the acquisition of Versantis in September 2022).

Revenue breakdown by geographical area

Revenue by destination	Year ended
(in € thousands)	12/31/2020	12/31/2021	12/31/2022
Revenue from France	100%	100%	100%
Revenue from other countries	—%	—%	—%
TOTAL	100%	100%	100%
In 2022, revenue was generated entirely in France. Substantially all revenue was generated from Ipsen in 2022.
In 2021, revenue was generated entirely in France. Substantially all revenue was generated from Ipsen in 2021.
In 2020, revenue was generated entirely in France. Revenue originated from license agreements with Labcorp and one-off revenue resulting from the sale of goods and services notably within the scope of the license and collaboration agreement with Terns Pharmaceuticals.

Non-current assets by geographical area
Non-current assets break down by geographical area as follows:

NON-CURRENT ASSETS	As of December 31, 2021			As of December 31, 2022
(thousands of euros)	France	Switzerland	Total	France	Switzerland	Total
TOTAL	13,623	0	13,623	12,923	44,158	57,081

6.FINANCIAL RISKS MANAGEMENT
The Group may be exposed to the following risks arising from financial instruments: foreign exchange risk, interest rate risk, liquidity risk and credit risk.
6.1.Foreign exchange risk
The Group's overall exposure to the foreign exchange risk depends, in particular, on:
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
The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in U.S. dollars to a variation of 10% of the U.S. dollar against the euro in 2020, 2021 and 2022.

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2021/12/31	2022/12/31
Cash and cash equivalents denominated in US dollars	81,713	34,192
Equivalent in euros, on the basis of the exchange rate described below	72,146	32,057
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	80,163	35,619
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	65,588	29,143

Sensitivity of the Group's expenses to a variation of +/- 10%	Year ended
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2020/12/31	2021/12/31	2022/12/31
Expenses denominated in US dollars	47,277	12,566	14,884
Equivalent in euros, on the basis of the exchange rate described below	38,528	11,095	13,955
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	42,808	12,328	15,506
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	35,025	10,086	12,686
2022/12/31: Equivalent in euros, on the basis of 1 euro = 1.0666 dollars US.
2021/12/31: Equivalent in euros, on the basis of 1 euro = 1.1326 dollars US.
2020/12/31: Equivalent in euros, on the basis of 1 euro = 1.2271 dollars US.
The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in Swiss Francs to a variation of 10% of the Swiss Franc against the euro in 2022.

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the CH franc against the euro
(in € thousands or in CH franc thousands, as applicable)	2020/12/31	2021/12/31	2022/12/31
Cash and cash equivalents denominated in CH franc	N/A	N/A	2,321
Equivalent in euros, on the basis of the exchange rate described below	N/A	N/A	2,357
Equivalent in euros, in the event of an increase of 10% of CH franc vs euro	N/A	N/A	2,618
Equivalent in euros, in the event of a decrease of 10% of CH franc vs euro	N/A	N/A	2,142

Sensitivity of the Group's expenses to a variation of +/- 10%	Year ended
of the CH franc against the euro
(in € thousands or in CH franc thousands, as applicable)	2020/12/31	2021/12/31	2022/12/31
Expenses denominated in CH franc	N/A	N/A	2,016
Equivalent in euros, on the basis of the exchange rate described below	N/A	N/A	2,048
Equivalent in euros, in the event of an increase of 10% of CH franc vs euro	N/A	N/A	2,275
Equivalent in euros, in the event of a decrease of 10% of CH franc vs euro	N/A	N/A	1,862
2022/12/31: Equivalent in euros, on the basis of a 1 euro = 0.9847 CHF.

Cash, cash equivalents and financial assets	As of
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
At origin, denominated in EUR
Cash and cash equivalents	80,391	186,609	101,536
Current and non current financial assets	1,391	4,355	9,456
Total	81,782	190,964	110,993
At origin, denominated in USD
Cash and cash equivalents	90,637	72,147	32,057
Current and non current financial assets	67	76	7
Total	90,704	72,223	32,064
At origin, denominated in CHF
Cash and cash equivalents	—	—	2,358
Current and non current financial assets	—	—	—
Total	—	—	2,358
Total, in EUR
Cash and cash equivalents	171,029	258,756	136,001
Current and non current financial assets	1,458	4,431	9,464
Total	172,486	263,187	145,464

6.2.Interest rate risk
As of December 31, 2022, the Group was only liable for governmental advances or conditional advances and bank loans with no interest or interest at a fixed rate, generally below market rate.
As of December 31, 2021 and 2022, the Group's financial liabilities totaled €74.2 million and €75.3 million respectively (net of the equity component of the convertible loan and debt issue costs). Current borrowings are at a fixed rate. The Group's exposure to interest rate risk through its financial assets is also insignificant since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars.
6.3.Liquidity risk
The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), repayable for an nominal amount of €57 million on October 16, 2025 (see Note 20.1 "Breakdown of convertible loan"), government advances for research projects and bank loans. For conditional advances, reimbursement of the principal is subject to the commercial success of the related research project (see Note 20.2.1 "Refundable and conditional advances").
The Company has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. On December 31, 2021 and 2022, the Group had €263,187 and €145,464 respectively in cash and cash equivalents and other financial assets. The Company does not believe it is exposed to short-term liquidity risk. The Company believes that the Group's cash and cash equivalents and current financial instruments are sufficient to ensure its financing for the next 12 months, in light of its current projects and obligations.

If the Group's funds are insufficient to cover any additional financing needs, the Group would require additional financing. The conditions and arrangements for any such new financing would depend, among other factors, on economic and market conditions that are beyond the Group's control.
6.4.Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial asset defaults on their contractual commitments. The Group is exposed to credit risk due to trade receivables and other financial assets.
The Group's policy is to manage this risk by transacting with third parties with good credit standards.
7.REVENUES AND OTHER INCOME
7.1.Revenues from contracts with customers
Accounting policy overview
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
•The supply of products whose revenues would be recognized at the time of transfer of control of the delivered products; and
•Potential revenue from milestones, or from royalties or royalties based on sales, would not be recognized until the achievement of the milestone or completion of the sale.
Financial statement line item detail
In 2022, the total revenues and other income amounted to €26,566 (€85,579 in 2021, and €7,758 in 2020).
Revenue amounted to €20,195 in 2022 (€80,069 in 2021, and €765 in 2020).
Revenue is primarily composed of:
1.Licensing Agreement (Ipsen). In December 2021, GENFIT and Ipsen entered into an exclusive licensing agreement for elafibranor, a Phase 3 asset evaluated in Primary Biliary Cholangitis (PBC), as part of a long-term global partnership ("Collaboration and License Agreement").
◦In 2022, €15.9 million was attributable to the partial recognition of deferred revenue of €40 million from 2021 as noted immediately below, in line with the progress in the ELATIVE clinical study and expenses incurred during the period.
◦In 2021, €80 million was attributable to the recognition of the initial payment received from Ipsen pursuant to the license agreement entered into in December 2021 (of the total amount of €120 million). The remaining balance of the initial payment, i.e. 40 million euros, was recorded as deferred income.
2.Transition Services Agreement (Ipsen). In 2022, GENFIT and Ipsen entered into a Service Transition Agreement, which describes the scope of the services provided by GENFIT to Ipsen in order to facilitate the transition of certain activities related to the Phase 3 clinical trial, evaluating elafibranor in PBC.
◦In 2022, the services provided under this contract generated €1.0 million in revenue.
3.Inventory Purchase Agreement (Ipsen). GENFIT and Ipsen also entered into an Inventory Purchase Agreement in 2022, which provided for the purchase by Ipsen of batches of active ingredients and elafibranor products during the second half of 2022.
◦In 2022, inventory sold to Ipsen under this contract generated €3.3 million in revenue.

4.Other revenue
◦In 2022, other revenue was not significant.
◦In 2021, other revenue recognized relates to license agreements with Labcorp for the deployment of NIS4 diagnostic technology in the field of NASH, amounting to €69.
◦In 2020, revenue of €765 mainly originated from the income generated by the license agreements with Labcorp and one-off revenue resulting from the sale of goods and services notably within the scope of the license and collaboration agreement with Terns Pharmaceuticals.
Application of IFRS 15 to the Ipsen License Agreement signed in 2021
Pursuant to IFRS 15, 27, 28 and 29, we have identified that the agreement provides for four distinct performance obligations:
•The license for elafibranor,
•The completion of the ELATIVE Phase 3 trial until the end of the double-blind period,
•The knowledge transfer related to elafibranor, as well as support for Ipsen in future undertakings and processes, and
•The provision of drug tablets that may be needed by Ipsen to conduct their clinical trials.
The compensation under this agreement consists of an upfront payment, milestone payments, and royalties on future sales of elafibranor by Ipsen. Besides, it must be noted that, with respect to (i) support services other than the knowledge transfer and (ii) the provision of drug tablets, the agreement provides for separate prices covering all costs borne by the Company to provide those goods and services, therefore constituting in each case an individual and distinct sale price for the relevant goods or service, which is not included in the aforementioned price elements.
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
Regarding the recognition of revenue related to the Phase 3 ELATIVE trial until the end of the double-blind period, we have chosen the following method:
•The part of the upfront payment allocated to this service will be recognized progressively as completion progresses.
Regarding the recognition of revenue related to the knowledge transfer, we have chosen the following method:
•The part of the upfront payment allocated to this service has been recognized on December 16, 2021 in accordance with the above.

It must be noted that the 8% equity purchase by Ipsen in the Company mentioned in Note 2.2 under the terms of which Ipsen is represented in the Company's Board of Directors, has been completed on the basis of a subscription price agreed upon by the parties as representative of the value of GENFIT at the time, as we had secured future financing and created favorable conditions for the completion of the development and commercial launch of our main program. Therefore, the amount paid by Ipsen for its equity purchase does not interfere in the determination of the price of the licensing and collaboration agreement signed in December 2021 (including the Upfront Payment and other payments due for milestones identified above) and has been entirely recognized in the Group's equity.
Application of IFRS 15 to the Ipsen Transition Services Agreement and Inventory Purchase Agreement signed in 2022
In 2022, GENFIT and Ipsen entered into a Transition Services Agreement, which outlines the scope of services to facilitate the transition of some activities related to the Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis. This agreement is a supplementary follow-on to the Collaboration and License Agreement mentioned above. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized as services are performed.
In 2022, GENFIT and Ipsen entered into an Inventory Purchase Agreement, pursuant to which Ipsen purchased inventory from GENFIT, namely the elafibranor active pharmaceutical ingredient and related drug product, during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE study to Ipsen. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized when inventory is provided to Ipsen.
7.2.Other income
7.2.1.Research tax credit
The Research Tax Credit ("Crédit d'Impôt Recherche," or "CIR") is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred, as well as in the next three years. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three-year period, the difference is paid in cash to the entity by the tax authorities. If a company meets certain criteria in terms of sales, headcount or assets to be considered a small/mid-size company, immediate payment of the Research Tax Credit can be requested. The Group meets such criteria.
The Group applies for CIR for research expenditures incurred in each fiscal year and recognizes the amount claimed in the line item "Other income" in the statements of operations in the same fiscal year. In the notes to the financial statements, the amount claimed is recognized under the heading "Research tax credit" (see Note 16, "Trade and other receivables" and the table below).
7.2.2.Government grants
Government grants
The Group received until 2016 various forms of government grants. This government aid is provided for and managed by French state-owned entities, and specifically "BPI France" ("Banque Publique d'Investissement"), formerly named "OSEO Innovation".
Subsidies received are non-refundable.
The breakdown of Other income is as follows:

Other income	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
CIR tax credit	6,020	5,282	6,017
Other operating income	968	223	320
Government grants and subsidies	5	5	34
TOTAL	6,993	5,510	6,371
The research tax credit (CIR) amounted to €6,017 in 2022 (€5,282 in 2021), due to the reduction in research and development expenses.
In comparison, the 2020 Research Tax Credit amounted to €7,911, partially balanced with the expense amounting to €1,892 corresponding to the resolution of the dispute on the 2010, 2011, 2012 and 2014 Research Tax Credit.
During 2022, the Group recognized €320 in “Other operating income” (€968 in 2020 and €223 in 2021), mainly comprised of exchange gains on trade receivables.

8.OPERATING EXPENSES
Accounting policies
Research and development expenses
Research expenses are recorded in the financial statements as expenses.
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
As of the date of these financial statements these criteria have not all been met.
Classification of operating expenses
Research and development expenses include:
•employee-related costs;
•costs related to external employees seconded to the Company (such as clinical development, biometrics and IT…);
•lab supplies and facility costs;
•fees paid to scientific advisers and contracted research and development activities conducted by third parties;
•intellectual property fees corresponding to the filing of the Group's patents, and
•provision and reversals of provisions in relation to the Research Tax Credit dispute.
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
•the cost of external employees seconded to the Company (such as security, reception, and accounting...);
•other service costs (recruitment, etc.); and
•intellectual property fees corresponding to the maintenance of the Group's patents.
Marketing and market access expenses include:
•employee-related costs for marketing and business development functions; and
•marketing, and market access firm fees.
Reorganization and restructuring expenses include:
•the accruals and provisions recognized within the scope of the reduction in force plan;
•the extraordinary amortization, loss of value and impairment of fixed assets recognized within the scope of the reorganization of GENFIT;
•the impairment of the right of use of the leased equipment and premises;
•the portion of the OCEANEs renegotiation expenses;

•the provision recognized for some of the costs of the closing process for the RESOLVE-IT study, which, after detailed analysis, do not have any future economic advantage for the PBC program.
Financial statement line item detail

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2020/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(59,097)	(1,876)	(39,216)	(11,554)	(5,465)	(985)	—
General and administrative expenses	(14,270)	(202)	(92)	(6,936)	(6,545)	(495)	—
Marketing and market access expenses	(11,216)	(7)	(2)	(1,298)	(9,818)	(90)	—
Reorganization and restructuring income (expenses)	(5,308)	—	—	8	(2,141)	(3,175)	—
Other operating expenses	(764)	—	—	—	(684)	—	(80)
TOTAL	(90,655)	(2,085)	(39,310)	(19,779)	(24,655)	(4,746)	(80)

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2021/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,166)	(1,305)	(18,808)	(8,192)	(4,593)	(2,247)	(19)
General and administrative income (expenses)	(16,153)	(161)	(85)	(7,379)	(8,003)	(541)	15
Marketing and market access expenses	(1,539)	(1)	(1)	(783)	(741)	(13)	—
Reorganization and restructuring income (expenses)	(142)	(5)	—	—	(2,343)	2,206	—
Other operating income (expenses)	(763)	—	—	—	(338)	4	(429)
TOTAL	(53,763)	(1,472)	(18,895)	(16,354)	(16,019)	(591)	(433)

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2022/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,818)	(1,876)	(17,407)	(10,029)	(5,177)	(1,328)	—
General and administrative expenses	(16,405)	(248)	(71)	(6,772)	(9,168)	(146)	—
Marketing and market access expenses	(992)	(3)	(1)	(565)	(416)	(6)	—
Reorganization and restructuring income (expenses)	11	—	—	—	—	11	—
Other operating income (expenses)	(652)	—	—	—	(667)	—	16
TOTAL	(53,855)	(2,128)	(17,479)	(17,366)	(15,429)	(1,469)	16

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
The "Other expenses (maintenance, fees, travel, taxes...)" mainly includes:
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
•Expenses related to external personnel contracted out to the company (safety and security, front desk, clinical and IT services); and
•Expenses related to travel and conferences, including mainly employee travel costs as well as scientific, medical, financial and business development conference registration fees.
2022 Activity
Research and Development Expenses
The increase in research and development costs is generally explained by the increase in costs related to new programs and product candidates, in particular NTZ, VS-01 and GNS 561, offset by the sharp reduction in study costs related to RESOLVE-IT.
General and Administrative Expenses
The increase in general and administrative expenses is broadly explained by the increase in costs related to liability insurance, the increase in costs related to consulting fees, and other charges in the normal course of business.
Marketing and Market Access Expenses
This decrease is mainly explained by the decrease in marketing activity in the United States and France.
Reorganization and Restructuration Expenses
For the year ended December 31, 2022, reorganization and restructuration expenses were not significant.
Employee expenses
Employee expenses and number of employees were as follows:

Employee expenses	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
Wages and salaries	(13,570)	(10,328)	(12,188)
Social security costs	(5,047)	(4,775)	(4,765)
Changes in pension provision	74	(154)	(169)
Employee profit-sharing	—	(628)	—
Share-based compensation	(1,236)	(470)	(245)
TOTAL	(19,779)	(16,354)	(17,366)

Number of employees at year-end	Year ended
	2020/12/31	2021/12/31	2022/12/31
Average number of employees	193	122	133
Number of employees
Research and development	66	55	73
Services related to research and development	16	18	18
Administration and management	43	47	55
Marketing and commercial	5	2	2
TOTAL	130	122	148
The increase in employee expenses resulted mainly from an increase in workforce of the average headcount from 122 in 2021 to 133 in 2022.
As the Company recorded a net profit in 2021, it granted a profit-sharing plan to its employees in accordance with the French Law, totaling €(628). As the Company recorded a net loss in 2022, there was no profit sharing in said year.
9.Share-based compensation
Accounting policies
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
Evaluation models
The fair value of equity-settled share-based compensation granted to employees are measured using i) the Black-Scholes model for share warrants ("Bons de Souscriptions d'Actions" or "BSA") and stock options ("SO") and ii) the Monte Carlo model for free shares ("actions gratuites" or "AGA").
Data and key assumptions used in evaluations
For evaluating BSAs, the following data and key assumptions are utilized in accordance with IFRS 2 - Share based payment: issue price, exercise price, expected volatility, exercise period, expected dividends, risk free interest rate (based on government bonds), and conversion ratio.
For evaluating AGAs, the following data and key assumptions are utilized in accordance with IFRS 2 - Share based payment: grant date, share price at grant date, expected volatility, vesting period, expected dividends, risk free interest rate (based on government bonds), conversion ratio, and expected employee turnover.
For evaluating SOs, the following data and key assumptions are utilized in accordance with IFRS 2 - Share based payment: grant date, share price at grant date, exercise price, expected volatility, vesting period, exercise period, expected dividends, risk free interest rate (based on government bonds), conversion ratio, and expected employee turnover.
Regarding SOs and AGAs, market conditions are taken into account in the determination of the fair value of the plans award. For share-based compensation awards with non-vesting conditions, the grant date fair value of the share-based compensation is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes.
Volatility assumptions in the above tables are determined by reference to the Company's historical share price observed on the grant date over a two- and three-year period prior to the grant date, adjusted for extreme variations, if any.
Consultants
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
Financial detail
Share-based compensation granted to employees and executive officers corresponds to stock options and free shares.
Share-based compensation granted to board members and consultants corresponds to share warrants. For the measurement of this share-based compensation, the Group determined that under IFRS its consultants were not equivalent to employees.

Under these programs, holders of vested instruments are entitled to subscribe to shares of the Company at a pre-determined exercise price. All of the plans are equity settled.
In 2022, only SO and AGA plans were granted as share-based compensation.
The expense recognized during 2022 pursuant to IFRS 2 was €245 (compared to €470 at December 31, 2021 and €1,236 at December 31, 2020).
The table below shows the share-based compensation by plan:

Share-based compensation - expense	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
AGA S 2016-1	—	—	—
AGA S 2016-2	—	—	—
AGA D 2016-1	21	—	—
AGA D 2016-2	6	—	—
SO 2016-1	49	—	—
SO 2016-2	13	—	—
SO US 2016-1	—	—	—
SO US 2016-2	—	—	—
AGA S 2017-1	—	—	—
AGA S 2017-2	13	—	—
AGA D 2017-1	—	—	—
AGA D 2017-2	4	—	—
SO 2017-1	335	—	—
SO 2017-2	110	—	—
SO US 2017-1	—	—	—
SO US 2017-2	—	—	—
BSA-2017-A	—	—	—
BSA-2017-B	—	—	—
AGA S 2018	62	—	—
AGA D 2018	65	—	—
SO 2018	225	186	—
SO US 2018	24	24	—
AGA S 2019	55	39	50
AGA D 2019	63	16	6
SO 2019	123	105	(21)
SO 2019 - US	35	(11)	(16)
BSA 2019	20	—	—
SO US 2019	14	(7)	—
SO D 2020	—	14	14
SO C 2020	—	40	40
SO US 2020	—	19	19
AGA S 2021	—	29	32
AGA D 2021	—	5	7
SO D 2021	—	2	13
SO C2021	—	9	55
SO US 2021	—	2	9
AGA S 2022	—	—	11
AGA D 2022	—	—	2
SO D 2022	—	—	4
SO C 2022	—	—	17
SO US 2022	—	—	4
SO SU 2022	—	—	—
TOTAL	1,236	470	245

9.1. Share warrants
The following table summarizes the data relating to share warrants and the assumptions used for the measurement thereof, in accordance with IFRS 2—Share-based Payment:

Share warrants (BSA)	2019	2017
	BSA 2019	BSA 2017-A	BSA 2017-B
Option pricing model	Black Scholes
Fair value per IFRS 2	€0.75	€3.78	€3.81
Issue price	€1.23	€2.00	€2.00
Exercise price	€12.32	€19.97	€19.97
Expected volatility	40.0%	36.4%	35.7%
End of exercise period	5/31/2024	6/30/2022	7/15/2022
Expected dividends	0%	0%	0%
Risk free interest rate	0%	0%	0%
Conversion ratio	1:1	1:1	1:1
The services performed by the consultants are mainly:
•to evaluate product development plans and propose, if necessary, changes to strategic or technical approaches;
•to advise the Company's management and the Scientific Board in identifying strategies and selecting drug candidates, based in particular on the scientific results obtained by the Group (new therapeutic targets, new compounds); and
•to assist and advise the Group in its alliance strategies, such as external growth-supporting synergies (acquisition of new competencies and the purchase of operating rights, drug candidates and innovative technologies, etc.)
Information on share warrants activity is as follows for 2022:

Grant Date	Type	BSAs issued	BSAs outstanding as of January 1, 2022	BSAs awarded	BSAs exercised	BSAs cancelled/forfeited	BSAs outstanding as of December 31, 2022	BSAs exercisable as of December 31, 2022
31/10/2019	BSA 2019	35,070	35,070	0	0	0	35,070	35,070
06/12/2017	BSA 2017-A	18,345	18,345	0	0	18,345	0	0
06/12/2017	BSA 2017-B	18,345	18,345	0	0	18,345	0	0
TOTAL			71,760	0	0	36,690	35,070	35,070
Information on share warrants activity is as follows for 2021:

Grant Date	Type	BSAs issued	BSAs outstanding as of January 1, 2021	BSAs awarded	BSAs exercised	BSAs cancelled/forfeited	BSAs outstanding as of December 31, 2021	BSAs exercisable as of December 31, 2021
31/10/2019	BSA 2019	35,070	35,070	0	0	0	35,070	35,070
06/12/2017	BSA 2017-A	18,345	18,345	0	0	0	18,345	18,345
06/12/2017	BSA 2017-B	18,345	18,345	0	0	0	18,345	18,345
TOTAL			71,760	0	0	0	71,760	71,760

9.2. Free shares (actions gratuites attribuées or AGA)
The following table summarizes the data relating to free shares and the assumptions used for the measurement thereof, in accordance with IFRS 2—Share-based Payment:

Free Shares (AGA)	2022	2021		2019	2018	2017	2016
	AGA D & S 2022	AGA S 2021	AGA D 2021	AGA D & S 2019	AGA D & S 2018	AGA D & S, 2017-1 & 2017-2	AGA D & S, 2016-1 & 2016-2
Option pricing model	Monte Carlo
Fair value per IFRS 2	€4.08	€4.00	€4.15	€17.06	€20.02	€21.95	€20.78
Grant date	10/14/2022	03/30/2021	03/17/2021	07/18/2019	11/22/2018	12/06/2017	12/15/2016
Share price at grant date	€4.08	€4.00	€4.15	€17.06	€20.02	€21.95	€20.78
Expected volatility	50%	51%	51%	40.2%	38%	53.7%	63%
Vesting period	From 14/10/2022 to 16/10/2025	From 30/03/2021 to 31/03/2024	From 17/03/2021 to 31/03/2024	From 18/07/2019 to 16/09/2022	From 18/07/2019 to 16/09/2022	From 06/12/2017 to 31/12/2020	From 15/12/2016 to 15/12/2019
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Risk free interest rate	2.24%	-0.59%	-0.59%	0%	0%	0%	0%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	15%	15%	15%
The final allocation of free shares is subject to continued employment with the Group and performance conditions.

Information on free shares activity is as follows for 2022:

Grant Date	Type	AGAs issued	AGAs outstanding as of January 1, 2022	AGAs awarded	AGAs vested	AGAs cancelled/ forfeited	AGAs outstanding as of December 31, 2022
14/10/2022	AGA S 2022	39,200		39,200		300	38,900
14/10/2022	AGA D 2022	20,000		20,000			20,000
30/03/2021	AGA S 2021	32,400	29,000			2,700	26,300
17/03/2021	AGA D 2021	15,000	15,000				15,000
18/07/2019	AGA S 2019	17,556	10,782		10,782		0
18/07/2019	AGA D 2019	19,070	13,068		8,712	4,356	0
TOTAL			67,850	59,200	19,494	7,356	100,200
Information on free shares activity is as follows for 2021:

Grant Date	Type	AGAs issued	AGAs outstanding as of January 1, 2021	AGAs awarded	AGAs vested	AGAs cancelled/ forfeited	AGAs outstanding as of December 31, 2021
30/03/2021	AGA S 2021	32,400		32,400		3,400	29,000
17/03/2021	AGA D 2021	15,000		15,000			15,000
18/07/2019	AGA S 2019	17,556	12,330			1,548	10,782
18/07/2019	AGA D 2019	19,070	15,710			2,642	13,068
TOTAL			28,040	47,400	-	7,590	67,850

9.3. Stock options (options de souscription d'actions or SO)
The following table summarizes the data relating to stock options and the assumptions used for the measurement thereof, in accordance with IFRS 2—Share-based Payment:

Stock options (SO)	2022				2021
	SO SU 2022	SO D 2022	SO C 2022	SO US 2022	SO D 2021	SO C 2021	SO US 2021
Option pricing model	Black Scholes
Fair value per IFRS 2	€1.40	€1.57	€1.90	€1.56	€1.06	€1.30	€1.07
Grant date	12/2/2022	10/17/2022	10/17/2022	10/17/2022	10/20/2021	10/20/2021	10/20/2021
Share price at grant date	€3.46	€4.16	€4.16	€4.16	€3.24	€3.24	€3.24
Exercise price	€2.95	€3.91	€3.12	€3.94	€3.26	€2.61	€3.22
Expected volatility	49.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%
Vesting period	From 3/12/2022 to 3/12/2025	Du 17/10/2022 au 17/10/2025			Du 20/10/2021 au 20/10/2024
Exercise period	From 3/12/2022 to 3/12/2032	Du 18/10/2025 au 17/10/2032			Du 21/10/2024 au 21/10/2031
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Risk free interest rate	2.1%	2.24%	2.24%	2.24%	-0.6%	-0.6%	-0.6%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	0%	0%	0%

Stock options (SO)	2020			2019
	SO D 2020	SO C 2020	SO US 2020	SO 2019	SO US 1 2019	SO US 2 2019
Option pricing model	Black Scholes
Fair value per IFRS 2	€1.16	€1.46	€1.12	€4.59	€3.67	€3.23
Grant date	12/31/2020	12/31/2020	12/31/2020	7/18/2019	7/18/2019	11/27/2019
Share price at grant date	€3.99	€3.99	€3.99	€17.06	€17.06	€14.50
Exercise price	€4.38	€3.50	€4.52	€13.99	€16.90	€14.31
Expected volatility	49.0%	49.0%	49.0%	40.0%	40.0%	40.0%
Vesting period	Du 31/12/2020 au 31/12/2023			Du 18/07/2019 au 16/09/2022		Du 27/11/2019 au 16/01/2023
Exercise period	Du 01/01/2024 au 31/12/2027			Du 17/09/2022 au 17/09/2029		Du 17/01/2023 au 17/01/2030
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	-0.7%	-0.7%	-0.7%	0.0%	0.0%	0.0%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	0%	0%

Stock options (SO)	2018		2017	2016
	SO 2018	SO US 2018	SO 2017	SO 2016
Option pricing model	Black Scholes
Fair value per IFRS 2	€9.32	€6.90	€9.32	€10.30
Grant date	11/7/2018	11/7/2018	12/6/2017	12/15/2016
Share price at grant date	€22.10	€22.10	€21.95	€20.79
Exercise price	€16.00	€21.65	€17.91	€15.79
Expected volatility	44.1%	44.1%	53.7%	63.0%
Vesting period	Du 07/11/2018 au 31/12/2021		Du 06/12/2017 au 31/12/2020	Du 15/12/2016 au 15/12/2019
Exercise period	Du 01/01/2022 au 31/12/2028		Du 01/01/2021 au 31/12/2027	Du 16/12/2019 au 16/12/2026
Expected dividends	0%	0%	0%	0%
Risk free interest rate	0.0%	0.0%	0.0%	0.0%
Conversion ratio	1:1	1:1	1:1	1:1
Expected employee turnover	15%	15%	15%	15%
Definitive vesting is subject to continued employment with the Group and performance conditions.
Information on stock options activity is as follows for 2022:

Grant Date	Type	SO issued	SO outstanding as of January 1, 2022	SO awarded	SO cancelled/ forfeited	SO exercised	SO outstanding as of December 31, 2022	SO exercisable as of December 31, 2022
02/12/2022	SO SU 2022	8,750		8,750			8,750	0
17/10/2022	SO D 2022	35,000		35,000			35,000	0
17/10/2022	SO C 2022	131,000		131,000			131,000	0
17/10/2022	SO US 2022	34,625		34,625			34,625	0
20/10/2021	SO D 2021	35,000	35,000				35,000	0
20/10/2021	SO C 2021	134,375	134,375		10,000		124,375	0
20/10/2021	SO US 2021	32,500	25,000				25,000	0
31/12/2020	SO D 2020	35,000	35,000				35,000	0
31/12/2020	SO C 2020	103,750	81,250				81,250	0
31/12/2020	SO US 2020	56,250	50,000				50,000	0
18/07/2019	SO 2019	107,880	77,015		25,672		51,343	51,343
18/07/2019	SO US 1 2019	30,620	7,670		2,557		5,113	5,113
07/11/2018	SO 2018	122,000	68,329				68,329	68,329
07/11/2018	SO US 2018	17,500	9,713				9,713	9,713
06/12/2017	SO 2017-1	64,164	43,212				43,212	43,212
06/12/2017	SO 2017-2	32,086	17,765				17,765	17,765
15/12/2016	SO 2016-1	41,917	34,398				34,398	34,398
15/12/2016	SO 2016-2	20,958	15,308				15,308	15,308
TOTAL			634,035	209,375	38,229	0	805,181	245,181
-
Information on stock options activity is as follows for 2021:

Grant Date	Type	SO issued	SO outstanding as of January 1, 2021	SO awarded	SO cancelled/ forfeited	SO exercised	SO outstanding as of December 31, 2021	SO exercisable as of December 31, 2021
20/10/2021	SO D 2021	35 000		35 000			35 000	-
20/10/2021	SO C 2021	134 375		134 375			134 375	-
20/10/2021	SO US 2021	32 500		32 500	7 500		25 000	-
31/12/2020	SO D 2020	35 000	35 000				35 000	-
31/12/2020	SO C 2020	103 750	103 750		22 500		81 250	-
31/12/2020	SO US 2020	56 250	56 250		6 250		50 000	-
18/07/2019	SO 2019	107 880	94 530		17 515		77 015	-
18/07/2019	SO US 1 2019	30 620	23 620		15 950		7 670	-
27/11/2019	SO US 2 2019	13 350	8 900		8 900		-	-
07/11/2018	SO 2018	122 000	71 678		3 349		68 329	68 329
07/11/2018	SO US 2018	17 500	9 713				9 713	9 713
06/12/2017	SO 2017-1	64 164	43 212				43 212	43 212
06/12/2017	SO 2017-2	32 086	17 765				17 765	17 765
15/12/2016	SO 2016-1	41 917	34 398				34 398	34 398
15/12/2016	SO 2016-2	20 958	15 308				15 308	15 308
TOTAL			514 124	201 875	81 964	0	634 035	188 725

9.5.Performance conditions
The SO and SO US stock option plans as well as certain free share plans (AGA "D") implemented in 2016, 2017, 2018 and 2019 are subject to internal performance conditions related to the progress of the Group's research and development programs, and to external performance conditions related to the evolution of the Company's stock price.
The other free share plans (AGA "S") and SO plans implemented starting in 2020 are subject only to internal performance conditions.
Performance conditions of 2022 plans

Plans	Nature of performance conditions
SO D 2022 SO C 2022 SO US 2022 SO SU 2022 AGA S 2022 AGA D 2022 Evaluation date for performance conditions: - 10/17/2025 for SO D 2022/SO C 2022/SO US 2022/AGA S 2022/AGA D 2022 - 12/3/2025 for SO SU 2022
Internal conditions - a) 50% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 10,000 of the Free Shares for the AGA D 2022 will vest, if during the 2022 financial year and then at any time during the Vesting Period, 3 new R&D programs (at the rate of one third of these 2022 instruments per new program) complete the Company's R&D program portfolio (as it was at 12/31/2021); that these programs are at the so-called clinical development stage when this addition is made or that they reach this stage afterwards and that this addition originates: (i) a business-development operation (licensing-in, M&A, etc.), or (ii) the identification of new opportunities resulting from internal research (repositioning). b) 25% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 5,000 of the Free Shares for the AGA D 2022 will vest, if at least one of the following three conditions relating to the development of the elafibranor development program is fulfilled: (i) obtaining the main results of the first part of the ELATIVE trial in the second quarter of 2023; (ii) filing of a Marketing Authorization Application for elafibranor in the second half of 2023; (iii) marketing authorization for elafibranor in 2024. c) 15% of the instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 3,000 of the Free Shares for the AGA D 2022 will vest, if at least one of the following two conditions relating to the development of the NTZ program in the ACLF is fulfilled: (i) First clinical results in 2022; (ii) Start of a Phase 2 clinical trial in the first half of 2023. d) 10% of instruments SO D 2022/SO C 2022/SO US 2022/ SO SU 2022/AGA S 2022 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2022 will vest, if as part of the development of the GNS561 program, a Phase 2b trial starts in the first half of 2023.
External conditions - Each applicable portion of all 20,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 20,000 Free Shares under the AGA D 2022 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2022 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2022 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2022 instruments (c) All AGA D 2022 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Performance conditions of 2021 plans

Plans	Nature of performance conditions
SO D 2021 SO C 2021 SO US 2021 Evaluation date for performance conditions: 10/20/2024
a) 50% of the Stock Options will be exercisable if at least one of the following three conditions relating to the development of elafibranor in PBC and to the ELATIVE clinical trial is fulfilled: (i) ELATIVE topline results are released to the market before or during the second quarter of 2023; (ii) a new drug application is filed for elafibranor in PBC with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in the second half of 2023 or before; (iii) elafibranor is approved by a regulatory authority in 2024. b) 15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of NTZ and the ACLF franchise is fulfilled: (i) a Phase 2 clinical study or a more advanced clinical study evaluating NTZ is in ongoing or was carried out; (ii) the Company develops or acquires the rights to a new molecule (including through repositioning) for development in ACLF. c) 15% of the Stock Options will be exercisable if at least one of the following two conditions relating to the NIS4 diagnostic technology is fulfilled: (i) if a research and development partnership agreement relating to the implementation of the NIS4 diagnostic technology into an IVD test with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company; (ii) Labcorp’s NASHnext LDT is reimbursed by at least three payers in the United States (insurance, integrated system, etc). d) 20% of the Stock Options will be exercisable if at least one of the following two conditions relating to the development of the product pipeline of the Company is fulfilled: (i) At least one new molecule (excluding elafibranor and NTZ) is developed by the Company or the Company has acquired development rights to a new molecule outside of the ACLF franchise (performance already covered by b(ii) above); (ii) At least two Phase 2 clinical studies or more advanced clinical studies are ongoing or have been completed ; not including a Phase 2 clinical study or more advanced clinical study in NTZ (performance already covered by b(i) above).

Plans	Nature of performance conditions
AGA S 2021 AGA D 2021 Evaluation date for performance conditions: 3/31/2024
Internal conditions - a) 50% of the Free Shares AGA S 2021 will be exercisable, and 7,500 of the Free Shares AGA D 2021 will be exercisable, if at least one of the following three conditions relating to PBC and ELATIVE is fulfilled: (i) “Last Patient Visit” in ELATIVE in the fourth quarter of 2022 or earlier; (ii) If the results of ELATIVE are released to the market before or during the first half of 2023; (iii) if a registration request is filed for elafibranor in PBS with the Food and Drug Administration (FDA) or the European Medicines Agency (EMA) in 2023. b) 25% of the Free Shares AGA S 2021 will be exercisable, and of the Free Shares AGA D 2021 will be exercisable, if at least one of the following two conditions relating to the NIS4 diagnostic is fulfilled: (i) if a research and development partnership agreement with at least one major NASH player (“big pharma”, biotech company, institution, etc.) is entered into by the Company; (ii) the NIS4 diagnostic is used in at least 20 clinical studies. c) 25% of the Free Shares AGA S 2021 will be exercisable, and 3,750 of the Free Shares AGA D 2021 will be exercisable, if at least one of the following two conditions relating to the product pipeline of the Company is fulfilled: (i) initiation of a clinical study for a new indication with elafibranor or NTZ; (ii) if the Company develops or acquires the rights to a new molecule.
External conditions - Each applicable portion of all 15,000 Free Shares under the AGA D 2021 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all Free Shares under the AGA D 2021 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2021 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2021 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2021 instruments (c) All AGA D 2021 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

10.FINANCIAL INCOME AND EXPENSES

Financial income and expenses	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31

Interest income	1,442	274	137
Foreign exchange gain	4,983	8,876	7,470
Financial income from renegotiating the convertible bond debt OCEANE	0	35,578	0
Other financial income	119	52	605
TOTAL - Financial income	6,544	44,780	8,212
Financial expenses
Interest expenses	(11,643)	(4,846)	(4,341)
Interest expenses for leases	(134)	(109)	(69)
Foreign exchange losses	(13,508)	(2,163)	(340)
Other financial expenses	(11)	(5)	(8)
TOTAL - Financial expenses	(25,296)	(7,122)	(4,758)
FINANCIAL GAIN (LOSS)	(18,752)	37,658	3,453
Interest income recognized is almost exclusively related to current financial assets. Other financial income similarly is almost exclusively related to accrued interest income for ongoing current financial assets at the end of the year.
The financial expenses are related to the interest of the OCEANEs and they mainly relate to the payment of coupons at the rate of 3.5% and the amortization of the discount of the bond debt at the effective interest rate of 8.8% to accrete the bond debt up to the amount that will be repaid (or converted) at maturity, recognizing a theoretical annual interest accrual as a result of the accretion on the period of an amount equivalent to the equity component at an effective interest rate.

The portion of financial gain related to currency exchange is a net gain of €7,130 in 2022 notably due to the difference in currency exchange recognized on the cash equivalents and other current financial assets in US dollars, as GENFIT has decided to keep some of its cash in US dollars. See Note 13 “Cash and cash equivalents”. These cash investments in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).
As a reminder, financial income in 2021 included notably the one-time buyback bonus of €35.6 million issued from the renegotiation of the OCEANEs completed in said year.

11.INCOME TAX
Accounting policies
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
Financial detail
For 2022, the corporate income tax payable of the Parent company GENFIT SA amounted to €4,906, which is recognized as "Other current tax liabilities" in the consolidated financial statements.
It is of note that we benefited from a reduced tax rate on part of the income from the licensing agreement signed with Ipsen pursuant to Article 238 of the French Tax Code.
The determination of the income tax expense recognized in the consolidated financial statements, which amounted to (a gain) of €(116) for 2021, is summarized in the table "Effective tax rate" hereunder.
Breakdown of deferred taxes by nature

	As of	Impact on	Impact on the	As of
(in € thousands)	12/31/2020	equity	profit/loss	12/31/2021
Deferred tax liabilities	(2,050)	(2,721)	2,455	(2,315)
Deferred tax assets	1,282	—	430	1,712
TOTAL	(767)	(2,721)	2,885	(602)

	As of	Impact on	Impact on the	As of
(in € thousands)	12/31/2021	equity	profit/loss	12/31/2022
Deferred tax liabilities	(2,315)	—	545	(1,770)
Deferred tax assets	1,712	—	(453)	1,260
TOTAL	(602)	—	93	(510)

Effective tax rate

	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
Profit (loss) for the period	(101,221)	67,259	(23,719)
Tax gain (expense)	428	(2,215)	116
Profit (loss) for the period before taxes	(101,649)	69,474	(23,836)
Tax rate in France	28.92%	27.37%	25.00%
Theoretical tax expense calculated at the French tax rate	29,401	(19,018)	5,959
Increase / decrease in tax benefit arising from :
Tax credits	1,739	1,512	1,504
Permanent differences	(404)	833	(31)
Differences between rates	172	7,323	(67)
Tax losses for the period, unrecognised as deferred tax assets	(28,603)	0	(7,037)
Utilisation of previously unrecognised tax losses	0	5,590	0
IFRS adjustments without tax incidence	(358)	(129)	(61)
Non recognition of deffered tax assets related to temporary differences	(775)	(24)	331
Recognition of deferred tax assets against deferred tax liabilities	(706)	430	(453)
Tax effects related to the renegociation of the convertible debt	0	1,370	0
Others	(39)	(102)	(29)
Income tax expense recognised in profit or loss	428	(2,215)	116
Effective income rate	(0.42)%	(3.19)%	(0.49)%
Tax Inspection
We are subject to a tax audit by the French revenue service on our tax returns or operations subject to review on the 2019 and 2020 periods (including the Research Tax Credit claimed for these periods), which started on December 10, 2021 and is still ongoing at the date of this document.
The research tax credit receivable from amounted to €11,299 as of December 31, 2022, €6,017 of which relates to 2022. The balance for 2021 has not yet been reimbursed in 2022 given the ongoing tax audit. The amount of the balance for 2021 is €5,282.
11.1.Losses available for offsetting against future taxable income
At December 31, 2020, 2021 and 2022, the tax loss carry forwards for the Company amounted to €483,356, €449,679 and €477,149, respectively.
Such carry forwards can be offset against future taxable profit within a limit of €1.0 million per year plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.
In 2021, the amount of tax loss carry forwards used to offset taxable profit were €33.7 million.
11.2.Deferred tax assets and liabilities
The Group's main sources of deferred tax assets and liabilities as of December 31, 2021 and 2022 related to:
•Tax loss carry forwards: €449,679 and €477,149 respectively;
•Temporary differences related to:
◦the OCEANEs: a deferred tax liability for €2,315 and €1,770 as of December 31, 2021 and 2022, respectively, and a deferred tax asset for €1,712 and €1,260 as of December 31, 2021 and 2022,
◦Post-employment benefits: a deferred tax liability for €287 and €216, as of December 31, 2021 and 2022, respectively, each offset by a deferred tax asset of the same amount.
The Company offsets its deferred tax assets and liabilities (€1,260 and €1,770, respectively), as permitted by IAS 12, resulting in a net deferred tax liability of €510 as of December 31, 2022.

Other than as it relates to deferred tax assets recognized based on the available deferred tax liabilities, no other deferred tax asset has been recognized as it is not probable that taxable profit will be available to offset deductible temporary differences and tax loss carry forwards.
12.Earnings (loss) per share
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
The components of the earnings (loss) per share computation are as follows:

Earnings per share	Year ended
	2020/12/31	2021/12/31	2022/12/31

Profit (loss) for the period (in € thousands)	(101,221)	67,259	(23,719)
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	38,858,617	44,739,756	49,673,936
Basic earnings (loss) per share (€/share)	(2.60)	1.51	(0.48)
Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	38,858,617	55,613,634	49,673,936
Diluted earnings (loss) per share (€/share)	(2.60)	1.23	(0.48)
The weighted average numbers of ordinary shares as noted above exclude shares held by Genfit.
The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

Potential common shares not included in the computation of diluted earnings per share	Year ended
2022/12/31
BSA	35,070
STOCK OPTIONS	637,726
AGA	53,887
OCEANES	10,580,141

13.CASH AND CASH EQUIVALENTS
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
•Term accounts, available within the contractual maturities or by the way of early exit with no penalty; and
•Negotiable medium-term notes, available with a quarterly maturity or by the way of early exit with no penalty.
These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value.

Cash and cash equivalents	As of
(in € thousands)	2021/12/31	2022/12/31
Short-term deposits	69,045	119,090
Cash on hand and bank accounts	189,711	16,910
TOTAL	258,756	136,001

Short-term deposits	As of
(in € thousands)	2021/12/31	2022/12/31
TERM ACCOUNTS	69,045	119,090
TOTAL	69,045	119,090
14.GOODWILL AND INTANGIBLE ASSETS
Goodwill
The company does not have any goodwill.
Intangible assets
Intangible assets mainly consist of software and operating licenses acquired by the Group. They are recognized at cost less accumulated amortization and impairment. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives of both software and license agreements are between 1 and 8 years.
In the event of an acquisition not qualifying as a business combination under IFRS 3, GENFIT initially records the acquired asset at cost of the consideration transferred, excluding variable payments that are dependent on future events. No liability is recognized initially for these contingent payments. A liability will be recorded when the condition that triggers the obligation occurs.
The variable payments that would be due if the asset acquired complies with agreed-upon specifications at specific dates in the future are recognized as an adjustment to the cost of the related asset.
Acquisition of Versantis
As previously noted in note 2.1 Acquisition of the Clinical-stage Biopharmaceutical Company Versantis, on September 29, 2022, GENFIT acquired Versantis AG, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in liver diseases.
The Phase 2 ready program, VS-01-ACLF, a program in scavenging liposomes technology, was deemed to be the asset with substantially all attributable value in accordance with the optional concentration test of fair value under paragraph B7A of IFRS 3. Of the total acquisition price paid of €46.6 million, €43.9 million was allocated to Intangible assets in accordance with IAS 38 - Intangible Assets. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed as part of the transaction. Further, given the nature of the intangible asset, it was determined to have a definite useful life of 20 years, consistent with patents lifetimes in the United States and the European Union. Amortization will start upon EMA/FDA regulatory approval and until then will be subject to an annual impairment test in accordance with IAS 38 - Intangible Assets.
The following tables show the variations in intangible assets for the years ended December 31, 2021 and 2022:

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2020			adjustments		12/31/2021
Gross
Software	1,440	126	(255)	—	(17)	1,294
Patents	91	—	(21)	—	—	70
Other intangibles	—	—	(17)	—	17	—
TOTAL—Gross	1,531	127	(294)	—	—	1,364
Accumulated depreciation and impairment
Software	(1,213)	(152)	176	—	—	(1,190)
Patents	(21)	—	21	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,234)	(152)	197	—	—	(1,190)
TOTAL - Net	297	(26)	(97)	—	—	174

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2021			adjustments		2022/12/31
Gross
Software	1,294	81	(398)	—	—	977
Patents	70	281	—	—	—	351
Other intangibles	—	43,569	—	—	—	43,569
TOTAL—Gross	1,364	43,931	(398)	—	—	44,897
Accumulated depreciation and impairment
Software	(1,190)	(79)	329	—	—	(940)
Patents	—	—	—	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,190)	(79)	329	—	—	(940)
TOTAL - Net	174	43,852	(69)	—	—	43,957

15.PROPERTY, PLANT AND EQUIPMENT
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
The Group has exercised its judgment in determining the term of the lease agreements that provide for extension options. The fact that the Group has determined that it is reasonably certain to exercise such options has an impact on the lease term used and has a significant impact on the amount of lease debt and the "right of use" asset in the accounts. The amount of short term or low value leases which are not included in the IFRS 16 model is not material.

The following tables show the variations in tangible assets for the years ended December 31, 2021 and 2022:

Property, plant and equipment - Variations	As of As of	Increase	Decrease	Translation	Reclassification	As of As of
(in € thousands)	As of 2020/12/31			adjustments		As of 2021/12/31
Gross
Buildings on non-freehold land	12,167	—	(1,912)	—	56	10,311
Scientific equipment	9,080	71	(2,831)	—	—	6,320
Fittings	1,703	(4)	(234)	—	9	1,474
Vehicles	99	60	(67)	—	—	91
Computer equipment	1,534	30	(18)	—	(4)	1,542
Furniture	329	—	(50)	—	—	279
In progress	—	330	(342)	—	12	—
TOTAL - Gross	24,911	487	(5,454)	—	74	20,017
Accumulated depreciation
Buildings on non-freehold land	(2,603)	(1,417)	1,120	—	—	(2,900)
Scientific equipment	(5,952)	(1,061)	2,145	—	—	(4,868)
Fittings	(982)	(91)	190	(5)	—	(888)
Vehicles	(85)	(13)	67	—	—	(31)
Computer equipment	(1,217)	(195)	14	(6)	—	(1,403)
Furniture	(251)	(12)	50	—	—	(213)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(11,090)	(2,789)	3,587	(11)	—	(10,304)
Accumulated impairment
Buildings on non-freehold land	(1,182)	—	679	—	—	(503)
Scientific equipment	(866)	—	779	—	—	(87)
Fittings	(93)	—	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	(27)	—	15	—	—	(12)
Furniture	(3)	—	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(2,172)	—	1,473	—	—	(699)
TOTAL - Net	11,648	(2,302)	(394)	(11)	74	9,015

Property, plant and equipment - Variations	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2021/12/31			adjustments		2022/12/31
Gross
Buildings on non-freehold land	10,311	610	—	—	—	10,921
Scientific equipment	6,320	228	(82)	—	—	6,467
Fittings	1,474	61	—	—	2	1,537
Vehicles	91	—	—	—	—	91
Computer equipment	1,542	98	(149)	—	8	1,500
Furniture	279	—	—	—	—	279
In progress	—	16	—	—	(16)	—
TOTAL - Gross	20,017	1,014	(230)	—	(7)	20,794
Accumulated depreciation
Buildings on non-freehold land	(2,900)	(1,033)	—	—	—	(3,934)
Scientific equipment	(4,868)	(697)	79	4	—	(5,481)
Fittings	(888)	(95)	—	(2)	—	(985)
Vehicles	(31)	(12)	—	—	—	(43)
Computer equipment	(1,403)	(105)	148	(5)	—	(1,365)
Furniture	(213)	(10)	—	—	—	(223)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(10,304)	(1,953)	227	(3)	—	(12,032)
Accumulated impairment
Buildings on non-freehold land	(503)	—	48	—	—	(455)
Scientific equipment	(87)	—	28	—	—	(59)
Fittings	(93)	—	69	—	—	(24)
Vehicles	—	—	—	—	—	—
Computer equipment	(12)	—	2	—	—	(10)
Furniture	(3)	—	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(699)	—	147	—	—	(552)
TOTAL - Net	9,015	(939)	144	(3)	(7)	8,210
Assets related to contracts that were originally classified as legacy finance leases are scientific equipment and are accounted for under IFRS 16. Their net carrying value as of December 31, 2021 and 2022 amounted to €114 and €27 respectively.
Amortization
Amortization of an asset starts when it becomes available for use. The asset should be in the location and condition that is required for it to be operating in the manner intended by management, which – in the case of in process research and development (IPR&D) acquired from Versantis, will happen once it receives regulatory and marketing approval. Until that point, it is tested for impairment annually in accordance with the requirements of IAS 36. The asset is tested for impairment by comparing its recoverable amount with its carrying amount once a year, at a minimum. An additional impairment test is required whenever there is an indication that an intangible asset may be impaired.
Impairment
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
The recovery value of an asset is the higher value between the value in use and the fair value less costs of divestment. The value in use is evaluated in relation to the future forecasted cash flows, discounted at current interest rates, before tax, which reflects the current market appreciation of the time value of money and the risks specific to the asset. In the present case, the recovery value of the tested assets corresponds to their fair value less costs of divestment.
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
This indication of loss of value led the Group to conduct an impairment test over owned and leased equipment, based on the value at which this equipment may be divested (on the basis of agreements with the lessors on the early purchase of the equipment and near-term purchase offers) in order to determine the recovery value.
In 2021, part of these elements, mainly scientific equipment, were sold. As a result the accumulated impairment for these equipments was reduced to €196, including:
•€87 for scientific equipment (of which €25 related to owned equipment and €62 of leased equipment),
•€93 for fittings, and
•€15 for computer equipment and furniture,
including associated liabilities.
In 2022, part of these elements, mainly scientific equipment, were sold. As a result the accumulated impairment for these equipments was reduced to €97, including:
•€59 for scientific equipment (of which €31 related to owned equipment and €28 of leased equipment),
•€24 for fittings, and
•€13 for computer equipment and furniture,
including associated liabilities.
Similarly, parts of the leased premises (a portion of the office space in Paris and of the former laboratories at headquarters) were no longer in use. The vacant space is segmented and separate from the premises that will continue to be occupied. An impairment test of the rights of use of this space has also been performed. The test of the rights of use pertaining to these premises in 2021 had resulted in the recognition of an accumulated impairment of €503.
In 2022, the corresponding accumulated impairment was reduced to €455 as of December 31, 2022.
Supplemental IFRS 16 Disclosures
Right of use assets and accumulated amortization
In accordance with IFRS 16, the Group has chosen not to present the right of use separately from other assets and has added them to the fixed assets of the same nature as the underlying leased assets.
Therefore, the right of use assets and related accumulated amortization as of December 31, 2021 included in the table above affect:
•The line item “Building on non-freehold land" amounting to €10,056 and €2,831, respectively;
•The line item "Scientific equipment", amounting to €1,369 and €1,255 respectively.
Therefore, the right of use assets and related accumulated amortization as of December 31, 2022 included in the table above affect:
•The line item “Building on non-freehold land" amounting to €10,665 and €3,839, respectively;
•The line item "Scientific equipment", amounting to €1,502 and €1,475 respectively.
Right of use additions
Right of use asset additions during 2022 amounted to: €743
Lease terminations - 2021
In 2021, GENFIT SA and GENFIT CORP terminated the respective lease agreements for their offices, respectively located in Paris, France and Cambridge, MA, which they both relocated to a coworking space. The rental of these office spaces, as a service contract, no longer falls under IFRS 16. The impact of this change in 2021 is limited as both relocations happened during the second half of the year.

16.TRADE AND OTHER RECEIVABLES

Accounting policies
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
Trade and other receivables consisted of the following:

Trade and other receivables - Total	As of
(in € thousands)	2021/12/31	2022/12/31
Trade receivables, net	57	3,188
Research tax credit	5,282	11,299
Social security costs receivables	4	1
VAT receivables	1,038	1,288
Grants receivables	5	4
Other receivables	852	126
TOTAL	7,239	15,906
Of which : Current	7,236	15,906
Of which : Non-current	3	—

Trade receivables, net
Trade receivables amounted to €3,188 as of December 31, 2022. The balance mainly corresponds to revenue related to the inventory purchase agreement with Ipsen.
Research tax credit
The research tax credit receivable for the year 2021 amounted to €5,282.
The research tax credit receivable for the year 2022 amounts to €11,299. This balance includes the 2021 balance as there is currently a tax inspection taking place by the French tax authorities.
VAT receivables
The VAT receivable amounted to €1,288 at December 31, 2022.
The VAT receivable amounted to €1,038 at December 31, 2021.
Other receivables
The line item “other receivables” primarily consists of credit notes from suppliers for €126 and €752, respectively, as of December 31, 2022 and December 31, 2021.

17.INVENTORIES
The Company recognizes inventories of laboratory consumables in connection with its former co-research agreements.
These inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

18.OTHER FINANCIAL ASSETS
Accounting policies
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
Financial detail
Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	2021/12/31	2022/12/31
Non consolidated equity investments	3,133	3,133
Other investments	—	483
Financial investments	—	4,550
Loans	388	428
Deposits and guarantees	397	335
Liquidity contract	513	534
TOTAL	4,431	9,464
Of which : Current	—	4,550
Of which : Non-current	4,431	4,914

Financial assets - Variations	As of	Increase	Decrease	As of
(in € thousands)	31/12/2021			31/12/2022
Non consolidated equity investments	3,133	—	—	3,133
Other investments	—	483	—	483
Financial investments	—	4,550	—	4,550
Loans	388	40	—	428
Deposits and guarantees	397	33	(95)	335
Liquidity contract	513	0	21	534
TOTAL	4,431	5,107	(74)	9,464

The total amount of financial assets of the Company was €4,431 at December 31, 2021, as is €9,464 at December 31, 2022. This change is mainly due to the short term financial asset with a term of 180 days.
Non-consolidated equity investments
As of December 31, 2022, the value of "Non-consolidated equity investments" totaled €3,133. The balance solely relates to our equity purchase in Genoscience Pharma which took place in 2021. The initial transaction amount in 2021 totaled €3,133.
We did not complete the equity purchase in Genoscience Pharma for trading purposes. Therefore, pursuant to IFRS 9, we elected to classify the equity in Genoscience Pharma we acquired in December 2021 as equity instruments recognized at fair value through other comprehensive income (OCI). At the time of initial recognition in 2021, this investment in equity instruments has been measured at fair value, inclusive of acquisition costs related to the purchase. The amount recognized on the balance sheet at December 31, 2021 corresponds to the subscription price agreed upon between the parties as representative of the value of Genoscience Pharma a few days before closing of the period. For future closings, changes in fair value on these equity instruments are recognized as OCI. This OCI may not be reused as profit or loss, including in the case of a sale. If applicable, only dividends related to the investment in equity instruments will be recognized as profit provided that all conditions are met.
For 2022, and in accordance with IFRS 13, we updated our estimated of the fair value of our equity stake in Genoscience Pharma, which was based on a valuation methodology including a royalty based income approach using discounted cash flow techniques for the company's main scientific research programs. The aforementioned income method utilizes management’s estimates of future operating results, cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions, and the expected success rate of each program. Based on our analysis performed as of December 31, 2022, the initial valuation of €3,133 is still appropriate and no loss or gain has been recognized in OCI.
Other investments
As of December 31, 2022, the value of "Other investments" totaled €483. The balance relates solely relates to our investment in CAPTECH SANTE.
On May 24, 2022, GENFIT undertook to subscribe for 50 units of the CAPTECH SANTE Professional Equity Fund (Fonds Professionnel de Capital Investissement – FPCI) in the amount of €500. On June 25, 2022, the management company made an initial call for funds from GENFIT in an amount equal to 35% of the subscription amount, i.e. €175, which GENFIT paid. The remaining subscription amount of €325 must be paid upon successive calls from the fund management company.
GENFIT’s investment in CAPTECH SANTE constitutes a debt instrument that does not meet the SPPI (solely payments of principal and interest) criterion test. It is therefore classified as a financial asset recognized at fair value through profit or loss. This investment is also consistent with a regular way purchase of a financial asset. GENFIT has opted to use the trade date as date of initial recognition. An amount of €500 was therefore recognized in the Group’s balance sheet on May 24, 2022.
As of December 31, 2022, a loss of €17 was recognized based on the net asset value of the units as of said date.
Financial investments
As of December 31, 2022, the value of "Financial investments" totaled €4,550. This relates solely to a short term investment whose term is 180 days.
Liquidity contract
The liquidity contract consists of a share buyback program contracted to investment service provider CM-CIC Market Solutions in order to facilitate the listing of the Group's shares.
As of December 31, 2022, the liquidity account had a cash balance of €534, and as of December 31, 2021 a cash balance of €513.
CM-CIC Market Solutions holds the following number of GENFIT shares on behalf of the Company, recorded as a deduction in equity:

Financial assets - Current	As of
	2021/12/31	2022/12/31
Number of shares (recorded as a deduction from equity)	137,012	138,691

19.OTHER ASSETS
Other assets of €1,998 at December 31, 2022 and €2,101 at December 31, 2021, and respectively consisted of prepaid expenses related to current operating expenses.

20.LOANS AND BORROWINGS
Accounting policies
Financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
The Group derecognizes financial liabilities when the contractual obligations are discharged, cancelled or expire.
The bonds convertible or exchangeable into new or existing shares (OCEANEs—see Note 20.1 "Breakdown of convertible loan") are recognized as follows: in accordance with IAS 32, Financial Instruments—Presentation, if a financial instrument has different components and the characteristics indicate that some should be classified as liabilities and others as equity, the issuer must recognize the different components separately.
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
20.1.Breakdown of convertible loan
Introduction
On October 16, 2017, the Company issued 6,081,081 OCEANEs at par with a nominal unit value of €29.60 per bond for an aggregate nominal amount of €180 million. The original terms and conditions are summarized below:

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
trading period exceeds
150%
of the nominal value of the OCEANEs.
2021 activity, buyback and amendment of terms
On November 23, 2020, GENFIT proposed to all OCEANEs bondholders a renegotiation offer involving two interdependent components:
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
This renegotiation operation of the OCEANEs has been recognized in the consolidated accounts for the half-year ended June 30, 2021, as:
•the derecognition of the full initial OCEANEs as of January 25, 2021 against a payment of €47.48 million, and
•the issuance of 3,185,821 new amended OCEANEs.
As the conversion option for the new OCEANEs (2025 maturity) fits the definition of an equity instrument under IAS 32 (Financial Instruments: Presentation), the components of this new OCEANEs (debt vs. equity) has been recognized separately on January 25, 2021, in accordance with the accounting rules and methods presented in this note.
The obligation and option components have been valued separately. The option component has been valued using a traditional binomial model.
The hypotheses considered to calculate the fair value of these new OCEANEs are the following:
•credit spread in the 874/976 bps interval;
•volatility: first level: 30% second level: 35%; and

•no-risk rate: 5-year Euros swap equals -0.45%.
On this basis, at January 25, 2021, the fair value of a new amended OCEANEs has been estimated at €27.80, of which a debt component of €24.12 and a €3.68 component that has been recognized in equity.
2021 accounting impacts of the debt renegotiation
On January 25, 2021 an amount of €94.8 million was derecognized and an amount of €76.8 million was recognized for the amended obligations, in exchange of:
•An increase in equity of €11.7 million before deferred taxes (corresponding to the recognition of the value of the conversion option of the amended OCEANEs);
•The payment of €47.5 million for the OCEANEs partial buyback; and
•The recognition of a financial gain (buyback bonus) of €35.6 million before tax.
2021 accounting impacts of the conversions completed following the debt renegotiation
Following the implementation of the partial buyback operation and the approval of the amendment of the terms of the OCEANEs:
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
The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 21.24% of the share capital of the Company at December 31, 2021 (representing a 17.52% dilution if all OCEANEs were converted).
All fees and commission paid in relation to this operation have been directly recognized as operating expenses. The fees disbursed have been recognized in the financial statements for a total of €745 in 2020 and €2,303 in 2021.
Updated balances after renegotiation
Following the renegotiation, and as of December 31, 2021 and 2022, number of bonds, nominal amount, nominal unit value and effective interest rate are as follows:

After OCEANEs buyback :
Number of bonds	3,185,821
Nominal amount of the loan	94,300,301.60€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
As of 31/12/2021 :
Number of bonds	1,923,662
Nominal amount of the loan	56,940,395.20€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
As of 31/12/2022 :
Number of bonds	1,923,662
Nominal amount of the loan	56,940,395.20€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
Final reimbursement is scheduled for October 16, 2025.
The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 21.29% of the share capital of the Company at December 31, 2022 (representing a 17.5% dilution if all OCEANEs were converted).
Conversion terms
There are no specific terms that need to be met for a holder of OCEANEs to convert their debt into GENFIT shares.
Deferred taxes
Deferred tax assets and deferred tax liabilities recognized on the balance sheet as of December 31, 2021 and 2022 related to the OCEANEs are disclosed in Note 11.2 "Deferred tax assets and liabilities".
Current and non current balances

Convertible loans - Total	As of
(in € thousands)	2021/12/31	2022/12/31
Convertible loans	48,097	50,276
TOTAL	48,097	50,276

Convertible loans - Current	As of
(in € thousands)	2021/12/31	2022/12/31
Convertible loans	415	415
TOTAL	415	415

Convertible loans - Non current	As of
(in € thousands)	2021/12/31	2022/12/31
Convertible loans	47,682	49,861
TOTAL	47,682	49,861
20.2.Breakdown of other loans and borrowings
Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	2021/12/31	2022/12/31
Refundable and conditional advances	3,229	3,229
Bank loans	15,824	15,196
Obligations under leases	7,069	6,559
Accrued interests	16	14
Other financial loans and borrowings	—	—
TOTAL	26,138	24,999

Other loans and borrowings - Current	As of
(in € thousands)	2021/12/31	2022/12/31
Refundable and conditional advances	—	—
Bank loans	667	3,619
Obligations under leases	1,089	1,032
Accrued interests	16	14
Other financial loans and borrowings	—	—
TOTAL	1,773	4,665

Other loans and borrowings - Non current	As of
(in € thousands)	2021/12/31	2022/12/31
Refundable and conditional advances	3,229	3,229
Bank loans	15,156	11,578
Obligations under leases	5,980	5,527
Accrued interests	—	—
Other financial loans and borrowings	—	—
TOTAL	24,365	20,334
20.2.1.Refundable and conditional advances
The following table summarizes advances outstanding at December 31, 2022 and 2021.

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2022/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2021/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

BPI FRANCE IT-DIAB
On December 23, 2008, the Group received an advance from Bpifrance (the BPI France IT-DIAB) as part of a framework innovation aid agreement involving several scientific partners and for which the Group was the lead partner. The contribution expected at each stage by each of the partners in respect of work carried out and results achieved is defined in the framework agreement. With respect to the Group, the aid consisted of a €3,229 conditional advance and a €3,947 non-repayable government grant.

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

As provided in the project assistance contract, we sent a letter to Bpifrance in December 2019 in order to notify it of our Labcorp and Terns Pharmaceuticals contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the aid agreement. We proposed to Bpifrance to establish a statement of abandonment of the IT-DIAB project on which the above advance is based. Following this letter, the parties met in March 2020 for the presentation of our arguments, and in June 2020 following the publication of the results of the RESOLVE-IT study, and a new letter was sent in November 2020. In this context, we are awaiting a proposal from Bpifrance on new financial terms related to this situation and a draft amendment to the repayable advance agreement. Until we receive a response from Bpifrance, we consider that the fair value of this liability corresponds to the amount paid by Bpifrance.
20.2.2.Bank loans
Introduction
In the context of the COVID-19 pandemic, the Company secured:
•A State-Guaranteed Loan (or "Prêt Garanti par l'Etat (PGE) Bancaire") for an amount of €11,000 (€10,919 net of fees), granted on June 24, 2021 by a syndicate of four French banks and paid out on June 29, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;
◦In the loan table below, this includes instruments "CDN PGE," "CIC PGE," "BNP PGE," and "NATIXIS PGE."
•A State-Guaranteed Loan (or "Prêt Garanti par l'Etat (PGE) Bpifrance") for an amount of €2,000 (€1,985 net of fees) granted on July 20, 2021 by BPI France and paid out on July 23, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;
◦In the loan table below this is represented by line "BPI PGE."
•A Subsidized Loan (or "BPI Prêt Taux Bonifié") for an amount of €2,250 (€2,250 net of fees) granted on November 23, 2021 by BPI France and paid out on November 26, 2021, with an initial term of six years.
◦In the loan table below this is represented by line "BPI PRÊT TAUX BONIFIE."
Accounting Treatment
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
Conditions and interest rates
In 2022, as we were already planning to do in late 2021, GENFIT requested an extension of both the Bank PGE and the BPI France PGE. Both extensions were granted by the respective counterparties. Regarding the Bank PGE, the loan’s post-extension terms did not result in a revision of the maturity date of 29 June 2025 used at the time of the closing on 31 December 2021 (8 linear quarterly payments between September 29, 2023 and June 29, 2025), nor the amount of the “guarantee premiums” (which increases progressively from 0.25% in the first year to 1% in the third year and beyond). Only the interest rate for the second to fourth years was determined at the time of the extension and is therefore changed in relation to the assumptions used as of 31 December 2021. This annual interest rate is as follows (fixed):
•BNP PGE (loan of €4,900): 0.45%
•Natixis PGE (loan of €3,000): 0.40%
•CIC PGE (loan of €2,200): 0.75%
•CDN PGE (loan of €900): 1.36%

Regarding the BPI France PGE, the extension resulted in a one-year extension of the loan’s maturity compared with the assumption made as of 31 December 2021, i.e. 23 July 2027 (20 linear quarterly payments between October 23, 2022 and July 23, 2027) instead of 23 July 2026, as well as a change in the rate of the “guarantee premium” and a change in the interest rate of the loan. The revised terms from 1 August 2022 are as follows: the interest rate is 2.25% (including 1.00% under the French State guarantee).
Regarding the Subsidized Loan, the terms have remained unchanged since the time of closing in November 2021, providing for a 4-quarter deferment of capital amortization, followed by 20 equal quarterly payments (amortization and interest) between February 28, 2023 and November 30, 2027, at a fixed interest rate of 2.25% per annum
In accordance with the ANC recommendation (Recommendations and observations relating to the recognition of the consequences of COVID-19 in the accounts and positions prepared as from 1 January 2020), the accounting treatment relating to the extension of the two PGEs applied in the Group’s consolidated financial statements as of 30 June 2022 is as follows:
•Bank PGE: in the absence of a revision of the probable maturity, the revision of the interest rate of the non-guaranteed loan was accounted for prospectively as soon as the revised interest rate was known after agreement with the bank. The EIR after taking the extension into account is now as follows:
◦BNP PGE (loan of €4,900): 1.16% per annum
◦Natixis PGE (loan of €3,000): 1.11% per annum
◦CIC PGE (loan of €2,200): 1.46% per annum
◦CDN PGE (loan of €900): 2.08% per annum
For reference, the EIR was 0.75% per annum at December 31, 2021 for all Bank PGE.
• BPI France PGE: in view of the revision of the maturity of the PGE and the revision of the cost of the guarantee, the revision of the flows to be paid results, for the portion corresponding to the revision of the cost of the guarantee, in an increase in the debt in the amount of €44 against earnings, discounting new cash flows at the effective interest rate used for the closing as of 31 December 2021. Only the change in the revised interest rate has been accounted for prospectively. The EIR after taking the extension into account is now 1.65% per annum (1.95% at December 31, 2021).
Balances by loan
Bank loans consisted of the following as of December 31, 2022:

Bank loans	Loan	Facility	Interest	Available As of 2022/12/31	Installments	Outstanding As of 2021/12/31	Outstanding As of 2022/12/31
(in € thousands)	date	size	rate
CDN 3	April 2016	500	0.72%	—	60 monthly	—	—
CDN 4	June 2017	600	0.36%	—	48 monthly	—	—
CDN 5	November 2018	500	0.46%	—	48 monthly	115	—
CIC 4	December 2016	265	0.69%	—	60 monthly	4	—
CIC 5	July 2017	1,000	0.69%	—	60 monthly	152	—
BNP 2	June 2016	500	0.80%	—	20 quarterly	—	—
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	105	—
BNP 4	April 2017	800	0.87%	—	60 monthly	217	54
AUTRES	-	—	—%	—	0	20	17
CDN PGE	June 2021	900	1.36%	—	8 quarterly	900	900
CIC PGE	June 2021	2,200	0.75%	—	8 quarterly	2,200	2,200
BNP PGE	June 2021	4,900	0.45%	—	8 quarterly	4,900	4,900
NATIXIS PGE	June 2021	3,000	0.40%	—	8 quarterly	3,000	3,000
BPI PGE	July 2021	2,000	2.25%	—	16 quarterly	2,000	1,900
BPI PRÊT TAUX BONIFIE	November 2021	2,250	2.25%	—	20 quarterly	2,250	2,250
TOTAL		20,465		—		15,864	15,221
20.2.3.Maturities of financial liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	2022-12-31	1 year	2 years	3 years	4 years	5 years	5 years
BPI FRANCE - IT-DIAB	3,229	—	—	—	—	—	3,229
TOTAL - Refundable and conditional advances	3,229	—	—	—	—	—	3,229
Convertible loans	50,276	415	—	49,861	—	—	—
Bank loans	15,196	3,619	6,339	3,601	867	771	—
Leases	6,559	1,032	1,011	1,022	1,034	1,046	1,414
Accrued interests	14	14	—	—	—	—	—
TOTAL - Other loans and borrowings	72,046	5,080	7,350	54,485	1,901	1,817	1,414
TOTAL	75,275	5,080	7,350	54,485	1,901	1,817	4,643
Based on the nominal amount of €50,276 at December 31, 2022, the convertible bond results in the payment of yearly interest of €1,993 (payable in two biannual installments). Its repayment is due on October 16, 2025.

21.FAIR VALUE OF FINANCIAL INSTRUMENTS
Accounting policies
IFRS 9 “Financial Instruments” takes into account the following three aspects of booking financial instruments :
•Classification and measurement;
•Impairment and;
•Hedge accounting.
Loans and borrowings are initially measured at fair value and subsequently recorded at amortized cost.
Pursuant to IFRS 7 – Financial Instruments: Disclosures, the financial instruments are presented into three categories according to a hierarchical method used to establish their fair value.
If financial instruments are measured at fair value, they are measured according to a hierarchy comprising three levels of valuation inputs:
•Level 1: Fair value measured on the basis of quoted prices in active markets for identical assets or liabilities;
•Level 2: Fair value measured on the basis of valuation methods relying on quoted prices for similar assets, liabilities or observable inputs in active markets;
•Level 3: Fair value measured on the basis of valuation methods relying entirely or in part on unobservable inputs such as quoted prices in inactive markets or the valuation based on multiples for non-listed securities.
Financial detail
The following tables provide the financial assets and liabilities carrying values by category and fair values as of December 31, 2022 and December 31, 2021:

	As of 31/12/2021
	Carrying value				Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	3,133		3,133					3,133
Financial investments	—
Loans	388			388			388
Deposits and guarantees	397			397			397
Trade receivables	57			57			57
Cash and cash equivalents	258,756	258,756				258,756
TOTAL - Assets	262,731	258,756	3,133	842	—	258,756	842	3,133
Liabilities
Conditional advances	3,229				3,229			3,229
Convertible loans	48,097				48,097		48,097
Bank loans	15,824				15,824		15,824
Obligations under finance leases	7,069				7,069		7,069
Accrued interests	16				16		16
Trade payables	12,304				12,304		12,304
Other payables	579				579		579
TOTAL - Liabilities	87,118	—	—	—	87,118	—	83,889	3,229

	As of 31/12/2022
	Carrying value				Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	3,133		3,133					3,133
Other investments	483	483						483
Financial investments	4,550	4,550				4,550
Loans	428			428			428
Deposits and guarantees	335			335			335
Trade receivables	3,188			3,188			3,188
Cash and cash equivalents	136,001	136,001				136,001
TOTAL - Assets	148,119	141,034	3,133	3,951	—	140,551	3,951	3,617
Liabilities
Conditional advances	3,229				3,229			3,229
Convertible loans	50,276				50,276		52,708
Bank loans	15,196				15,196		15,196
Obligations under finance leases	6,559				6,559		6,559
Accrued interests	14				14		14
Trade payables	8,613				8,613		8,613
Other payables	1,325				1,325		1,325
TOTAL - Liabilities	85,214	—	—	—	85,214	—	84,416	3,229

22.TRADE AND OTHER PAYABLES
Accounting policies
Trade and other payables are initially recognized at the fair value of the amount due. This value is usually the nominal value, due to the relatively short period of time between the recognition of the instrument and its repayment.

Financial detail
Trade and other payables consisted of the following:

Trade and other payables - Total	As of
(in € thousands)	2021/12/31	2022/12/31
Trade payables (*)	12,304	8,613
Social security costs payables	4,087	4,838
VAT payables	23,725	200
Taxes payables	744	316
Other payables	579	1,325
TOTAL	41,438	15,293

Trade and other payables - Current	As of
(in € thousands)	2021/12/31	2022/12/31
Trade payables	12,304	8,613
Social security costs payables	4,087	4,838
VAT payables	23,725	200
Taxes payables	744	316
Other payables	128	877
TOTAL	40,988	14,845

Trade and other payables - Non current	As of
(in € thousands)	2021/12/31	2022/12/31
Trade payables	—	—
Social security costs payables	—	—
VAT payables	—	—
Taxes payables	—	—
Other payables	450	448
TOTAL	450	448
(*) Of which : Accrued expenses	6,201	3,924
At December 31, 2022, trade payables amounted to €8,613 (€12,304 at December 31, 2021). This change is due to a reduction in accrued expenses relating to yet unbilled amounts from the clinical trial sites via the Clinical Research Organizations (CROs) in charge of the Company's clinical trials. (€3,924 and €6,201 at December 31, 2022 and 2021 respectively). The timeframe in which those invoices will be received by the Company is unknown and may be spread out over a long period after the services have been performed.
The VAT debt amounted to €200 at December 31, 2022 (€23,725 at December 31, 2021). This decrease is related to the VAT amount collected on the upfront payment received from Ipsen in December 2021, paid in January 2022.

23.DEFERRED INCOME AND REVENUE
Out of the €120 million upfront payment received from Ipsen in application of the licensing agreement signed in December 2021, an amount of €40 million was recognized as Deferred income in 2021. The Deferred income is recognized as revenue as GENFIT carries out its part of the double-blind ELATIVE study, based on the progress made relative to the originally developed budget. As of December 31, 2022, the Company considers that this initial budget is still appropriate based on progress performed.
In 2022, €15.9 million of said balance was recognized as revenue. As of December 31, 2022, €24.1 million of Deferred income remains, of which €14.4 million relates to Current deferred income and of which €9.7 million relates to Non-current deferred income, which was determined based on the original budget.
See "Note 7 "Revenues and Other income."
24.Provisions
Accounting policies

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
A provision for reorganization is recognized when the Group has approved a formal and detailed plan for its reorganization and has either started to implement it or publicly disclosed it. A provision for onerous contract is estimated at the actual value of the lowest expected cost of either the cancellation or the execution of the contract, the latter being established on the basis of the additional costs required to fulfill the obligations stipulated by the contract. Before a provision is established, the Group recognizes any impairment loss that occurred on the assets dedicated to this contract.
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
Financial detail
RESOLVE-IT
See Note 2.3 “Termination of RESOLVE-IT and the development program of elafibranor in NASH”.
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
Pursuant to IAS 37, our obligations under the terms of the agreement we entered into with Genoscience Pharma constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2021 or December 31, 2022.
Versantis
See Note 2.1 "Acquisition of the Clinical-stage Biopharmaceutical Company Versantis"

At December 31, 2022 and at December 31, 2021, this line item amounted to €61 and €313, respectively.

Change in provisions	As of	Increase	Decrease	Decrease	As of
(in € thousands)	2021/12/31		(used)	(unused)	2022/12/31
Provision for litigation	87	0	(14)	(73)	0
Provision for charges	225	4	(92)	(77)	61
TOTAL	313	4	(106)	(150)	61
This change mainly reflects provision reversals recorded in 2022 related to:
•The estimated support costs related to the reduction in force plan (PSE) implemented starting in late 2020 (return-to-work bonuses, trainings, business start-up assistance and various other benefits): reversal of €169 (of which €92 was used), with the corresponding provision amounting to €61 at December 31, 2022.

25.EMPLOYEE BENEFITS
Accounting policies
The Group's pension schemes and other post-employment benefits consist of defined benefit plans and defined contribution plans.
25.1.Defined benefit plans
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
25.2.Defined contribution plans
Under defined contribution plans, the management of plans is performed by an external organization, to which the Group pays regular contributions. Payments made by the Group in respect of these plans are recognized as an expense for the period in the statements of operations.
25.3.Short-term employee benefits
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Detailed breakdown
In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plan with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Related expenses recorded for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 amounted to €876, €774, and €923, respectively.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final liability. At December 31, 2022 and December 31, 2021 pension provisions recorded were €782 and €864, respectively.
As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees in 2021 and 2022:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table (1)
Probability of continued presence in the company at retirement age	On the basis of the DARES table
(1)INSEE is the French National Institute of Statistics; DARES is the French Bureau of Studies and Statistics

Rate	As of
(in € thousands)	2021/12/31	2022/12/31
Salary growth rate - in 2022	3.00%	3.00%
Salary growth rate - beyond	3.00%	3.00%
Discount rate (iboxx)	0.87%	3.25%
The discount rates are based on the market yield at December 31, 2021 and 2022 on high-quality corporate bonds.
The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation
(in € thousands)
Defined benefit obligation as of January 01, 2021	922
Current service cost	154
Interest cost on benefit obligation	5
Actuarial losses / (gains) on obligation	—
Past service costs	(216)
Service paid to employees	—
Defined benefit obligation as of December 31, 2021	864
Current service cost	169
Interest cost on benefit obligation	8
Actuarial losses / (gains) on obligation	—
Past service costs	(258)
Service paid to employees	—
Defined benefit obligation as of December 31, 2022	782
Sensitivity of the Group’s retirement and post-employment benefits to a variation of the discount rate:

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions /	present value of
(in € thousands)	discount rate	the undertaking
+	0.25%	(23)
-	0.25%	24
The following assumed benefit payments under the Company's French retirement indemnity are expected to be paid as follows:

2023	0
2024	0
2025	37
2026	21
2027	78
Years 2028 and thereafter	646

26.EQUITY
Accounting policies
Share capital comprises ordinary shares and ordinary shares with double voting rights classified in equity. Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in the share premium.
The liquidity agreement consists of a share buyback program contracted to an investment service provider. Purchases and sales of the Company's shares carried out under the contract are recognized directly in shareholders’ equity under treasury shares. See Note 18 “Other financial assets”
Detailed breakdown
Share capital

Number of shares	As of
	2021/12/31	2022/12/31
Ordinary shares issued (€0.25 par value per share)	49,815,489	49,834,983
Convertible preferred shares registered	0	0
Total shares issued	49,815,489	49,834,983
Less treasury shares	0	0
Outstanding shares	49,815,489	49,834,983
Ordinary shares are classified under shareholders' equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company's bylaws).

Changes in share capital in 2022

The Chief Executive Officer, acting on the decision and delegation of the Board of Directors on July 18, 2019, noted on September 16, 2022 that some of the performance and attendance conditions linked to the AGA D 2019 and AGA S 2019 free shares were met at the end of the year. 19,494 free shares were thus definitively acquired and as many new shares were created. The share capital was increased accordingly.
At December 31, 2022, the remaining unused authorizations to issue additional share-based compensation or other share-based instruments (stock options, free shares and share warrants) represent a total of 306,435 shares.
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

27.LITIGATION AND CONTINGENT LIABILITIES
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
In March 2021, the Company and the other defendants filed a motion to dismiss. In August 2021, the Supreme Court of the State of New York, New York County, granted the motion and dismissed the complaint with prejudice. The plaintiff appealed and in December 2022, the Supreme Court, Appellate Division, First Department affirmed the dismissal of the complaint, except that it deleted the phrase “with prejudice” from the Supreme Court’s judgment. The time to appeal the decision of the Appellate Division has expired.

28.RELATED PARTIES
Compensation of key management personnel

The aggregate compensation of the members of the Company’s Board of Directors (including the Chairman of the Board) and to the Chief Executive Officer includes the following:

	Year ended
(in € thousands)	2020/12/31	2021/12/31	2022/12/31
Fixed compensation owed	518	518	585
Variable compensation owed	71	163	169
Attendance fees - board of Directors	456	488	421
Contributions in-kind	26	23	21
Share-based payments	41	58	74
Employer contributions	405	443	410
Consulting fees	0	0	0
TOTAL	1,517	1,693	1,680
Biotech Avenir
Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e. the four co-founders of the Company and twelve Company employees.
Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.
At December 31, 2022, Biotech Avenir SAS held 3.79% of the share capital of the Company.
The Company did not carry out any transactions with Biotech Avenir in 2022, 2021, or 2020, with the exception of the domiciliation without charge.
Ipsen Pharma SAS
The licensing agreement signed with Ipsen Pharma SAS in December 2021 provides for a certain number of service agreements that were signed with the Company in 2022, notably the Inventory Purchase Agreement and the Transition Services Agreement.
These agreements cover support for Ipsen in future proceedings and processes (other than knowledge transfer) and the provision of drug tablets which Ipsen may require to execute its clinical trial. As per the agreement signed with Ipsen in December 2021, the prices under these agreements cover all costs borne by the Company to provide the relevant goods and services, without economic benefit for Ipsen.
See note 7.1 "Revenues and other income".

29.COMMITMENTS
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
Obligations under the terms of license and collaboration agreements
The Company has entered into a licensing agreement with Genoscience Pharma whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in the Company's consolidated financial statements for the period ending December 31, 2022. Refer to Note 24 "Provisions".
Obligations related to the Versantis acquisition
The company entered into an agreement with the former shareholders of Versantis whereby we are obligated to pay milestone payments based on future events that are uncertain and there therefore they constitute contingent liabilities not recognized in the Company's consolidated financial statements for the period ending December 31, 2022. Refer to Note 2.1.
Obligations under the terms of lease agreements
The Company has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €600 at December 31, 2022, €600 at December 31, 2021.
Contingent assets
The Company has entered into a licensing agreement with Terns Pharma whereby we could receive milestone payments based on future events that are uncertain and therefore they constitute contingent assets not recognized in the Company's consolidated financial statements for the period ending December 31, 2022.
Milestones include Development Milestone Payments upon the achievement of the development milestones for the licensed product and Commercial Milestone Payments upon the achievement of commercial milestones depending on reaching certain aggregate thresholds. There are also potential mid-teen royalties based on sales by Terns Pharmaceuticals in Greater China. The potential Development and Commercial Milestone payments may represent up to $193 million .
.
30.SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information
Disclosure of non-cash financing and investing activities
Accrued property, plant and equipment, 2022: €142
Accrued property, plant and equipment, 2021: €76
Accrued property, plant and equipment, 2020: €83
Other non-cash items
On the Consolidated Statements of Cash Flows, "Other non-cash items" includes the bonus generated by the partial buyback following the renegotiation completed in January 2021 for the amount of €35,578, for 2021. Similarly, on the Consolidated Statements of Operations, this amount was included in "Financial Income" in 2021.