Form 20-F
period 2024-12-31
Genfit S.A.
filed 2025-04-29
CIK 1757064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  Ordinary shares: 49,996,185 shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
“GENFIT”, the GENFIT logo, “RESOLVE-IT®”, "UNVEIL-IT®", “NIS4®”, "NIS2+®", “ELATIVE®”, "NASHNext®", "IQIRVO®" and other trademarks or service marks of GENFIT appearing in this Annual Report on Form 20-F, or annual report, are the property of GENFIT S.A. or its subsidiaries. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “strive,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•potential regulatory approval and commercialization of Iqirvo® (elafibranor) in jurisdictions where it is not already approved for commercialization, as well as future plans for development and commercialization of tests powered by our NIS2+® technology or its improvements and our other drug candidates;
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
•our estimates regarding future milestone payments and royalties for Iqirvo® (elafibranor) under our licensing agreement with Ipsen, cash consumption, revenues, expenses and needs for additional financing, including our ability to fund our existing programs and execute our strategy based on our current financial position; and
•other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”
You should refer to the section of this annual report titled Item 3.D - "Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
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

SUMMARY RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in Item 3.D - "Risk Factors" of this annual report. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:
•Drug development is subject to a number of risks and the Group is highly exposed to the occurrence of any one of these inherent risks. Our activities in this area are all the more risky as many of our drug candidates are being evaluated in ACLF, a new therapeutic area, characterized by a life-threatening condition that may be fatal in the short term, are at an early development stage and, for some of them, we were not involved in the initial research and discovery work, and may be less familiar with their mechanisms of action.
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
•Delays in the commencement and completion of preclinical studies and clinical trials, and in enrollment of patients for clinical trials, including our ongoing clinical trials, could result in increased costs to us and for different reasons, including those related to the targeted disease area or technical characteristics of a protocol, delay or limit our ability to obtain regulatory approval for elafibranor and our other drug candidates. Such delays and costs could impair our financing capacity, and these events may limit or compromise our ability to continue development and to eventually commercialize our drug candidates.
•We cannot be certain that Iqirvo® (elafibranor) or any of our other product candidates, even if they meet preclinical, clinical and regulatory requirements, will receive regulatory approval or certification, as applicable, and without regulatory approval or certification, we or our collaborators will not be able to market our product candidates, to continue marketing them or to market them in all territories or indications where we or our current or future partners would like to market them. There is no guarantee that obtaining marketing authorization for a drug candidate in a given territory or for a given indication will lead to similar marketing authorization in another indication or in another territory.
•Even though we have obtained orphan drug designation for elafibranor for the treatment of PBC in both the US and EEA, we, or Ipsen, may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity. We have also received and may continue to seek orphan drug designation for other of our product candidates, but we may not be able to obtain it or maintain the benefits associated with this designation.
•To accelerate the development, approval or future commercialization of some of our other drug candidates, we, or our current or future collaborators, may seek to use certain regulatory pathways, but such mechanisms may not actually lead to a faster development or regulatory review or approval process, and may not increase the likelihood that our drug candidates will receive marketing approval.
•Our future capital resources depend in large part on the commercial success of Iqirvo® (elafibranor) in PBC in those countries where it is approved, in particular in the United States and the European Union, where its approval is conditioned results of confirmatory clinical studies which are ongoing. It also depends on the ability of Iqirvo® (elafibranor) to obtain new regulatory approvals and/or reimbursement in additional countries and indications. Because our access to alternative financing is limited, failure in PBC could impact our strategic decisions with respect to the preclinical or clinical development of our other product candidates and may affect the development or timing of our business prospects.
•We will require substantial additional funding to develop and commercialize our drug candidates, if approved, as well as to reinforce our pipeline, which may not be available to us, or to our current or future partners on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.
•Even if approved, our product candidates may find themselves at a competitive disadvantage or not achieve broad market acceptance among physicians, patients and healthcare payors, in particular due to competition from other drugs or diagnostics, and as a result our revenues generated from their sales may be limited.
•If we, or our current and future collaborators are unable to establish sales, marketing and distribution capabilities for elafibranor or our other product candidates, we may not be successful in commercializing those product candidates if and when they are approved.
•Government restrictions on pricing and reimbursement, as well as other healthcare pay or cost-containment initiatives, may negatively impact our ability or that of our current or future collaborators to generate revenues even if we or they obtain regulatory approval to market a product candidate.
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
•To date we have not generated any significant direct recurring revenue from product sales. Indirect revenues from royalty payments under our licensing agreements depend or will depend, among other things, on the success of the development and/or marketing by our partners of the drug candidates or products we have out-licensed. As a result, our ability to sustainably reduce our losses, reach lasting profitability, as a result of such types of revenue, and maintain our shareholders equity on our own is unproven, and we may never achieve or sustain profitability.
•Our ability to maintain profitability in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and successfully commercialize our product candidates, particularly our lead product, Iqirvo® (elafibranor).
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
Risks Related to the Discovery and Development of and Obtaining Regulatory Approval for Our Product Candidates
Drug development is subject to a number of risks and the Group is highly exposed to the occurrence of any one of these inherent risks. Our activities in this area are all the more risky as many of our drug candidates are being evaluated in ACLF, a new therapeutic area characterized by a life-threatening condition that may be fatal in the short term, are at an early development stage and, for some of them, we were not involved in the initial research and discovery work, and may be less familiar with their mechanisms of action.
Drug development is a long, costly and uncertain process, aimed at demonstrating the therapeutic benefit of a drug candidate that competes with existing products and standards of care or other drug candidates in development.
Since the successful clinical development of Iqirvo® (elafibranor) (Iqirvo® is the commercial name used by our partner Ipsen to market elafibranor in PBC) carried out under the licensing agreements we signed with Terns Pharmaceuticals in 2019 in Greater China, and Ipsen in 2021 in other major pharmaceutical markets, our product pipeline is now composed of drug candidates whose development is much less advanced and therefore inherently more risky. These drug candidates, even if they have demonstrated promising initial preclinical or clinical results, have yet to obtain their preclinical and/or clinical proof-of-concept in the indications for which they are intended, and their safety and tolerability profiles are not yet proven.
For example, in the second half of 2023, our drug candidates VS-01 in ACLF and GNS561 in CCA with KRAS mutation entered Phase 2 and Phase 1b/2 respectively, in order to provide clinical proof-of-concept and better understand the safety and tolerability profiles of these mechanisms of action.
Our other drug candidates are at an even earlier stage, since they have either obtained initial Phase 1 clinical trial results, which is the case for NTZ before we decided to reformulate this drug candidate now referred to as G1090N, or have never been administered in humans in the therapeutic areas in which we are developing them (G1090N, SRT-015 in intravenous formulation, and CLM-022 in ACLF, VS-01 in UCD/OAs and VS-02 in HE).

Most of these drug candidates are being developed to treat ACLF (VS-01, G1090N, SRT-015, CLM-022), a condition for which we have little experience in recruiting patients for clinical trials, for which no treatment has yet been approved and in a disease area characterized by a life-threatening condition that may be fatal in the short term . ACLF shares these characteristics with CCA with KRAS mutation. As a result, we are more exposed to the risks associated with the preclinical and clinical development of our drug candidates than companies operating in better-understood therapeutic areas, with patients suffering from less life-threatening diseases and diseases for which there are already approved treatments and clearly-defined pathways to regulatory approval. We are also exposed to the risks and uncertainties of not being able to demonstrate that our drug candidates provide sufficient therapeutic benefit. Some of these product candidates are also intended to treat diseases for which we have limited experience with drug development, which creates further risks in their development.
Finally, a significant part of our development pipeline (G1090N, VS-01 and VS-02, SRT-015 and CLM-022) results either from the acquisition of licensing rights or intellectual property from other companies (Genoscience, Seal Rock Therapeutics and Celloram), or from our Group's acquisition of Versantis AG. Despite due diligence and evaluation procedures we have carried out on the quality of previous results obtained by these companies, the development of these programs is riskier than if we had developed them ourselves from the outset.
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
Development failure can occur at any stage of our preclinical or clinical development or those of our current partner or a future partner. Preclinical studies or clinical trials may produce negative or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies in order to continue development. In addition, data obtained from trials and studies are susceptible to varying interpretations, including interim data, and regulators may not interpret our data as favorably as we or our collaborators do, which may delay, limit or prevent regulatory approval or marketing authorization.
Success in preclinical studies and early clinical trials, or positive interim clinical results, does not ensure that final clinical results or subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us or our current and potential future collaborators, have suffered significant setbacks in later-stage trials, including Phase 3 clinical trials and at other stages of preclinical and clinical development even after seeing promising results in earlier clinical trials.
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
Delays in the commencement and completion of preclinical studies and clinical trials, and in enrollment of patients for clinical trials, including our ongoing clinical trials, could result in increased costs to us and for different reasons, including those related to the targeted disease area or technical characteristics of a protocol, delay or limit our ability to obtain regulatory approval for elafibranor and our other drug candidates. Such delays and costs could impair our financing capacity, and these events may limit or compromise our ability to continue development and to eventually commercialize our drug candidates.
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
The results from these trials may not be available when we expect or we or our collaborators may be required to conduct additional clinical trials or preclinical studies not currently planned in order to receive approval for our product candidates. In addition, our clinical programs and those of our partners Ipsen and Terns Pharmaceuticals are subject to a number of variables and contingencies.
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
•inability to obtain sufficient funds or financing required to conduct or complete a clinical trial due to unforeseen costs or other strategic or business decisions of the Group, or its current or future partners;
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
•severe or unexpected drug-related adverse effects experienced by patients, death of a patient during a trial, in particular in a life-threatening condition that may be fatal in the short term such as those which our drug candidates aim to address or any determination that a clinical trial presents unacceptable health risks;
•breach of the terms of any agreement with, or termination for any other reason by, current or future collaborators that have responsibility for the clinical development or commercialization of elafibranor or of any of our product candidates, or investigators leading clinical trials on our product candidates;
•inability to timely manufacture or deliver sufficient quantities of the product candidate, or other consumables required for preclinical studies or clinical trials;
•difficulty identifying, recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our trial, the rarity of the disease or condition (for example ACLF and CCA with KRAS mutation), the rarity of the characteristics of the population being studied (as is the case for the type of patients enrolled in our Phase 1b/2 trial evaluating GNS561 and our Phase 2 trial evaluating VS-01 in ACLF), the life-threatening condition that may be fatal in the short term for those patients and/or the significant and rapid decline in their health following diagnosis, the nature of the protocol, the risks or technological difficulties related to procedures that may be required as part of the trial (related to, for example, to the intravenous or intraperitoneal administration of some of our drug candidates such as VS-01 or SRT-015), the availability of effective treatments for the relevant disease (such as PBC with three approved treatments) and the eligibility criteria for the clinical trial, insufficient human resources or organizational difficulties within clinical investigation centers, and competition from other clinical trial programs for the same indications or with products with the same mechanism of action as our product candidates;
•natural disasters or pandemics; and

•inability to retain enrolled patients after a clinical trial is underway.
For example, our RESOLVE-IT® trial was a clinical trial in a disease without any approved therapies at the time and the diagnosis of which generally involves invasive procedures such as liver biopsies. These specificities led us to face significant competition for patient enrollment, and to delay the publication date of our topline interim analysis. More recently, delays and difficulties in patient recruitment for our UNVEIL-IT® Phase 2 study of VS-01 in ACLF led us to delay the date on which we expect to receive clinical results.
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
We cannot be certain that Iqirvo® (elafibranor) or any of our other product candidates, even if they meet preclinical, clinical and regulatory requirements, will receive regulatory approval or certification, as applicable, and without regulatory approval or certification, we or our collaborators will not be able to market our product candidates, to continue marketing them or to market them in all territories or indications where we or our current or future partners would like to market them. There is no guarantee that obtaining marketing authorization for a drug candidate in a given territory or for a given indication will lead to similar marketing authorization in another indication or in another territory.
In PBC, Iqirvo® (elafibranor) received accelerated approval from the FDA in the United States in June 2024, conditional market approval from the European Commission in the European Union in September 2024, and approval from the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom in October 2024. Iqirvo® (elafibranor) is not authorized for any other indication and, at this stage, we do not have any other drug candidate with any marketing authorization.
In the short term, our business, our future revenues and our financial situation therefore mainly depend on the commercial success of Iqirvo® (elafibranor) in PBC in the countries where this drug has a marketing authorization and, as relevant, reimbursement approval.
In the longer term, and to a lesser extent, our ability to generate revenue derived from product sales will depend on Ipsen’s ability to obtain regulatory approval/reimbursement of Iqirvo® (elafibranor) in other countries, or in that they are currently developing or may develop in the future, as well as successful commercialization thereof
Finally, and more incidentally, in the long term, the ability to generate revenue from product sales under the license agreement with our partner Terns Pharmaceuticals for the Greater China region.
However, there is no guarantee that the marketing authorizations already obtained for Iqirvo® (elafibranor) in PBC will lead to similar authorizations in other territories or for other indications, or to reimbursement.
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
Even if a drug is approved (whether conditional approval or final approval),the FDA, EMA, or competent authorities in other countries may limit the indications for which the drug can be marketed, require a comprehensive warning to appear on the drug's label, packaging and/or package insert, or make approval conditional on additional clinical trials or costly and/or time-consuming reports, or post-marketing studies, such as is the case with accelerated approval granted by the FDA or conditional approval granted by the European Commission for Iqirvo® (elafibranor) in PBC. In some cases, authorization may be withdrawn after it has been granted. In some cases, regulatory approval or certification for any of our product candidates may be withdrawn.
Finally, obtaining regulatory approval or certification for marketing of a drug candidate or diagnostic in one country does not ensure that we will be able to obtain regulatory approval or certification in any other country, or in another indication for the same drug.
We are currently developing GNS561 in combination with another treatment that is not proprietary to GENFIT, and we or our current or future partners, may pursue other combination programs in the future, which present additional risks in comparison with single drug programs.

We are currently developing GNS561 in CCA with KRAS mutation in a Phase 1b/2 trial with trametinib, an MEK-targeting protein kinase inhibitor. We, and our current or future partners, may also assess in the future, as part of some of our other current or future programs, the potential combinations of some of our drug candidates in combination with other treatments or other of our drug candidates.
Patients enrolled in this trial and future combination trials may not be able to tolerate our drug candidates in combination with other treatments. Even if any drug candidate in development were to receive marketing approval or be marketed for use in combination with other existing treatments, we would still be exposed to the risks that the FDA, EMA or other regulatory authorities may withdraw approval of the treatment used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues arise with such existing treatments. Combination treatments are commonly used for the treatment of cancers and we, and our current or future partners, would be exposed to similar risks if we developed another of our drug candidates for use in combination with other treatments for indications other than cancer. This could result in our own products, if approved, being taken off the market or being less commercially successful.
We, and our current or future partners, may also evaluate our current drug candidates or any other future drug candidates in combination with other treatments that have not yet been approved for marketing by the FDA, EMA or other regulatory authorities. We or our current or future partners would not be able to commercialize and sell these drug candidates if, in the end, these associated treatments do not obtain marketing approval.
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
In addition, even if one or more drug candidates qualifies as a breakthrough therapy, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may also seek various other designation mechanisms (such as Fast Track designation from the FDA, or orphan drug designation) for our product candidates in the future, and even if granted, these designations may not lead to accelerated regulatory approval, or approval at all. As is the case for all drugs, FDA will review the full data submitted to support approval of drugs designated as breakthrough therapies to determine whether the drugs are safe and effective for their intended use and whether the drug can be approved for marketing
For the development and eventual commercialization of elafibranor in PBC, Ipsen was able to benefit from two other regulatory approval procedures. These are accelerated approval by the FDA and conditional marketing authorization in the EU.
The advantage of these procedures is that it is possible to obtain marketing authorization on the basis of surrogate endpoints (a marker, laboratory measurement, physical sign or other measure, which is thought to predict clinical benefit but which is not itself a measure of clinical benefit).
As is customary, the benefit of these procedures for the development and commercialization of Iqirvo® (elafibranor) in PBC has been subject to our partner Ipsen's commitment to diligently conduct post-authorization studies to verify, describe and confirm the clinical benefit of the drug. Iqirvo® (elafibranor)'s approval in the US and EU is subject to strict compliance requirements after marketing, such as the performance of Phase 4 trials or post-authorization clinical trials by our partner Ipsen in order to confirm the effect on the clinical endpoint. In the absence of post-marketing studies or confirmation of clinical benefit by such post-marketing studies, the FDA and the EMA or regulatory authorities in other countries may initiate proceedings to withdraw approval of the drug in question.
More generally, in the United States, accelerated approval is possible if the drug candidate (1) represents a treatment for a serious life-threatening disease or condition, (2) demonstrates an effect on an endpoint that reasonably likely to predict clinical benefit, taking into consideration (3) the condition and the availability of alternative treatments. Conditional marketing authorization in EU is possible if (1) the benefit/risk ratio of the drug candidate is positive, (2) it is likely that the applicant will be able to provide the required comprehensive clinical trial data, (3) the drug candidate corresponds to an unmet medical need, and (4) the public health interest in the immediate availability of the drug candidate on the market outweighs the risks associated with the fact that additional data still need to be provided.

We are also studying the possibility of benefiting from the two regulatory approval procedures described above for the development of GNS561 in CCA with KRAS mutation and VS-01 in ACLF, in particular. In view of the significant unmet medical needs in these indications, the Orphan Drug Designation granted by the FDA for GNS561 and VS-01 could make these programs eligible for the various accelerated regulatory pathways proposed by the health authorities. However, the processes described above entail decisions which are at the discretion of the EMA, the FDA or any other competent authority, and no guarantee can be given that they will be obtained.
Even though we have obtained orphan drug designation for elafibranor for the treatment of PBC in both the US and EEA, we, or Ipsen, may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity. We have also received and may continue to seek orphan drug designation for other of our product candidates, but we may not be able to obtain it or maintain the benefits associated with this designation.
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
However, we or our partners may not receive such designation for other drug candidates that we or our partners may develop in the EEA and/or the United States or for any other drug candidate in any other jurisdiction, or for elafibranor, VS-01 or GNS561 in any other indication. Even if we or our partners successfully receive the orphan drug designation, the orphan drug designation does not necessarily guarantee market exclusivity on a given market. Even if we or our partners successfully obtain the exclusivity pertaining to the orphan drug designation for any of our drug candidates, this exclusivity may not protect the product efficiently as exclusivity may be suspended under certain circumstances. In the United States, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer or more effective than the approved drug or makes a major contribution to patient care. In the EEA, the exclusivity pertaining to the orphan drug designation will not prevent the marketing approval of a similar drug for the same condition if the later drug is shown to be safer, more effective or otherwise clinically superior to the first drug, or if the owner of the market approval of the first product does not have the capacity to deliver sufficient quantities of the product. In addition, if another orphan designated product receives marketing approval and exclusivity for the same condition as the one for which we or a future partner seek to develop a drug candidate, we or our partner may not be able to receive approval of our drug candidate by the relevant regulatory authorities for a significant period of time. In addition, the European Union is considering a wide-ranging revision for the general pharmaceutical legislation, which may pose downside risks to innovation and competitiveness in Europe, primarily due to the modification of regulatory exclusivities and a stricter incentives framework for orphan medicinal products. Such regulatory proposals could adversely affect the exclusivity period of elafibranor and our drug candidates generally.
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
We are currently conducting a clinical-stage program based on drug repositioning to develop the drug candidate G1090N (NTZ) for ACLF, for which we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. NTZ is approved in another indication in the United States, and a previously-conducted Phase 2 investigator-initiated clinical trial of NTZ in MASH-induced fibrosis was allowed based on the existing FDA evaluations of safety in the currently-approved indication, which is a hallmark of the Section 505(b)(2) regulatory pathway. As we progress the G1090N clinical program in ACLF, we may initiate such discussions with the FDA. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

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
Our future capital resources depend in large part on the commercial success of Iqirvo® (elafibranor) in PBC in those countries where it is approved, in particular in the United States and the European Union, where its approval is conditioned results of confirmatory clinical studies which are ongoing. It also depends on the ability of Iqirvo® (elafibranor) to obtain new regulatory approvals and/or reimbursement in additional countries and indications. Because our access to alternative financing is limited, failure in PBC could impact our strategic decisions with respect to the preclinical or clinical development of our other product candidates and may affect the development or timing of our business prospects.
Our future capital resources depend in large part on the commercial success of Iqirvo® (elafibranor) in PBC in the territories where Ipsen has marketing authorization in particular in the United States and the European Union, where final approval is conditioned on confirmation of its therapeutic benefit in ongoing confirmatory clinical trials. It also depends on Ipsen's ability to obtain new regulatory approvals and/or reimbursement in additional countries and indications for elafibranor and on the commercial success of Iqirvo® (elafibranor) in these territories and/or indications.
Because we have limited access to capital to fund our operations, a delay or the refusal of marketing authorization in a given territory, unsuccessful post-marketing studies or limited commercial success in this indication could significantly negatively affect our resources available to allocate to research, collaboration, management and financial resources toward particular compounds, programs, product candidates or therapeutic areas. We may be restricted in the opportunities we can pursue, and we may be required to collaborate with third parties to advance a particular product candidate at terms that are less than optimal to us.
Because of our limited resources, we may also have to decline to pursue opportunities that may otherwise prove to be profitable. Furthermore, any failure (or in some cases delay) in the successful development of elafibranor in PBC would result in the non-payment of milestones and/or lower royalties negotiated under our partnership agreement with Ipsen. We may also not be able to derive full benefit, or derive less benefit than hoped for, from the royalty-sharing agreement (royalty financing) signed in early 2025 with HCRx (see Note 2.2 - "Major events after the period" to our consolidated financial statements included in this annual report for further information on this agreement).
To a lesser extent, development failure of elafibranor in Greater China through Terns Pharmaceuticals could result in similar outcomes.
Our product candidates may have undesirable side effects that may require us to stop their development, including a clinical trial or which may delay or prevent marketing approval, or, if approval is received, require them to include safety warnings or otherwise limit their sales.
Our drug candidates are in the early stages of development. As a result, their safety and tolerability profiles are not fully known. Unforeseen side effects from any of our product candidates could arise either during clinical development, forcing us to potentially stop or terminate preclinical development or a clinical trial, or, if approved or CE marked, after the approved or CE marked product has been marketed. If severe side effects were to occur, or if elafibranor or one of our other product candidates is shown to have other unexpected characteristics, we or our current or future collaborators may need to either restrict our use of such product to a smaller population or abandon our or their development.

In addition, our product candidates are being developed as potential treatments for severe, life-threatening diseases and, as a result, our trials will necessarily be conducted in a patient population that will be more prone than the general population to exhibit certain disease states or adverse events. Patients with ACLF or CCA may suffer from other co-morbidities that may increase the likelihood of certain adverse events. It may be difficult to discern whether certain events or symptoms observed during our trials were due to our product candidates or some other factor, resulting in our company and our development programs being negatively affected even if such events or symptoms are ultimately determined to be unlikely related to our drug candidates. We cannot ensure that additional or more severe adverse side effects with respect to elafibranor, NTZ, GNS561, VS-01 or any other drug candidate will not develop in current or future preclinical studies or clinical trials or commercial use, which could delay or preclude their regulatory approval, limit their commercial use or require them to be taken off the market. However, DSMBs are set up in our main clinical trials to evaluate side effects observed during our studies at regular intervals defined in our study protocols, and to issue recommendations concerning their continuation or the conditions for their continuation, although they may not be effective.
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
In support of the development of our drug candidates, we conduct research and development programs to identify new, innovative diagnostic strategies, in particular to determine the population of patients to be treated. We initially developed NIS4® diagnostic technology as part of our elafibranor in MASH development program and have sought to continually make improvements, with the primary objective of making it easier to identify patients with MASH who are eligible for therapeutic intervention. Our NIS2+® technology is one of the improvements on NIS4® and carries with it the same objective.
Today, NIS4® technology (both NIS4® and NIS2+®) is out-licensed to Labcorp and Q Squared Solutions LLC or Q2 to allow them to develop and deploy a test powered by NIS4® technology in the clinical research space. Since 2020, we have also out-licensed to Labcorp the rights to develop NIS4® technology as an LDT and in 2021, Labcorp launched NASHNext®, an LDT powered by NIS4® technology to provide broad clinical availability of the test to specialty and primary care physicians across the U.S. and Canada and to identify patients with significant fibrosis or at-risk MASH.
Further development of our NIS4® technology and its improvements as an IVD will require us or our future partners to keep gathering clinical data within the framework of trials or observational studies in which NIS4® is currently being evaluated or within the framework of potential additional clinical trials or observational studies to come.
In these trials or observational studies, we will continue to use human samples. Even though we had preferred access to the samples collected during the clinical development of elafibranor in MASH, we no longer develop elafibranor in this disease area and consistent with our obligations under patient informed consent forms, no longer have access to those samples. As a result, we may be unable to access a sufficient quantity of samples or samples of a sufficient quality or usability in the future, in which case the continuation of the development of NIS4® and its improvements could be slowed down or even interrupted. In order to have access to samples, we may be required to enter into partnership agreement with hospitals or other third parties, and we may not be able to enter into these agreements under satisfactory conditions or within the desired timeframes, if at all.
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
Developing the full medical and commercial potential of NIS4® and its derivatives, and of diagnostic tests using these technologies, remains subject to the risks associated with diagnostic product development, requires regulatory approval which may not be obtained and the commercial success of approved drugs to treat for MASH.

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
Alternatively, the product may be available as an LDT, which does not require FDA approval, but requires the laboratory conducting the test to have been certified under the Clinical Laboratory Improvement Amendments of 1988 Act or CLIA and certain state laboratory licenses. Both testing services by Labcorp and Covance are currently conducted within the framework of CLIA, which establishes quality standards that must be followed in laboratory testing in order to ensure accuracy, reliability and speed of patient test results wherever the test is conducted. This law has instated an accreditation program for clinical laboratories, which Labcorp and Covance have received.
We currently do not have any IVD developed, approved, cleared or CE marked test that has been approved for marketing through such a regulatory process and we cannot guarantee that we or potential collaborators will ever develop marketable IVD tests. We have not submitted any marketing applications for any IVD test with the FDA, nor submitted any application for certification with any Notified Body in the EEA, and, in particular, we have not submitted any marketing application for NIS4®.
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
Once these authorizations have been obtained, the deployment of the IVD test will also depend to a large extent on the distribution of the first treatments for MASH; at the date of this annual report on Form 20-F only one approved treatment exists, Madrigal Therapeutic’s product RezdiffraTM while many other companies have been unsuccessful in clinical development.
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
It is possible, in particular, that an LDT or IVD powered by NIS4® or its variations, at the time of its launch on the market for clinical care, will not replace the current tests and medical examinations. In that case, the place of a test powered by NIS4® or its variations, initially or as a complement or substitute of certain examinations would have to be assessed through additional clinical studies that would allow evaluating its medico-economic benefit often required to obtain reimbursement. The results of these studies may not meet the needs of clinical practitioners or demonstrates a favorable economic outcome. With such results, a test powered by NIS4® or its variations may not obtain reimbursement, especially in European countries, which could materially affect product sales.
Risks Related to the Commercialization of Our Drug Candidates and Diagnostic Technology

Even if approved, our product candidates may find themselves at a competitive disadvantage or not achieve broad market acceptance among physicians, patients and healthcare payors, in particular due to competition from other drugs or diagnostics, and as a result our revenues generated from their sales may be limited.
The commercial success of Iqirvo® (elafibranor) as a potential treatment for PBC or in other indications, our other drug candidates or an LDT or IVD powered by NIS4® or its improvements, if approved or cleared, will depend upon their acceptance among the medical community, including physicians, healthcare payors and patients. Given that there are a limited number of products approved for the treatment of PBC, and no products approved for treatment of ACLF, we do not know the degree to which Iqirvo® (elafibranor) or our other product candidates we are developing in ACLF would be accepted as a therapy, if approved. Additionally, we cannot be assured that NASHNext®, or IVD powered by NIS4® or its improvements will continue to be accepted by the medical community as a means of identifying patients with MASH or fibrosis who may be appropriate candidates for therapeutic intervention, and even if an LDT or IVD powered by NIS4® or its improvements is used, a physician may still require additional testing (e.g. liver biopsy) to confirm diagnosis using a test based on our technologies. The competitive intensity represented by other drugs (such as Gilead's Livdelzi® (seladelpar) for the treatment of PBC, which receive accelerated approval in the United States in August 2024 and conditional approval from the European Commission for marketing in the European Union in February 2025) and future diagnostic solutions could very significantly influence this adoption.
The degree of market acceptance of Iqirvo® (elafibranor) in PBC or other potential indications or any of our other drug candidates, or NASHNext® or IVD using our diagnostic technologies, if and when they would be approved will depend on a number of factors, including:
•demonstrated clinical safety and efficacy compared to other products;
•changes in the standard of care or availability of alternative therapies at similar or lower costs (including generics) or with better reimbursement rates for the targeted indications for any of our product candidates, such as competitors’ product candidates that are in development or authorized for the treatment of PBC, or other cholestatic diseases like ACLF or CCA, or an alternative to liver biopsy for the diagnosis of MASH and fibrosis;
•limitations in the approved clinical indications or patient populations for our product candidates;
•limitations or warnings, including boxed warnings, contained in our drug candidates’ FDA- or EC-approved labeling, if and when approved;
•lack of significant adverse side effects;
•sales, marketing and distribution support for our products (including those out-licensed to our partners) and those of our or our partners' competitors;
•availability of coverage and adequate reimbursement from managed care plans and other third-party payors;
•timing of market introduction and perceived effectiveness of competitive products;
•the medical/economic added value of the product;
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
•if we or our current or future partners fail to obtain regulatory approval for the manufacture of our products; and
•if they are subject to new, significant tariffs.
If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients, the medical community and/or healthcare payors, sufficient revenue may not be generated from these products and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.
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
Furthermore, the nature of the policies adopted by future governments in countries where the biggest commercial outlets for healthcare products are located could affect the reimbursement, and therefore the commercialization, of our products and our product candidates.
In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect the Company's or its partners’ ability to sell its products profitably. For example, we expect that the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, ACA, as well as other healthcare reform and cost-containment measures that may be adopted in the future, at both the federal and state levels in the United States, as well as internationally, may result in more rigorous coverage criteria and lower reimbursement from both government funded programs as well as private payors, and in additional downward pressure on the price that we or our partners receive for any approved product candidate.
Furthermore, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs. For example, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance. Provisions of the IRA are subject to legal challenges, and the full impact of the IRA on the pharmaceutical industry remains uncertain. The IRA also imposes penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect the Company's ability to raise commercial prices.
Pricing pressures may continue and even increase, which would make it difficult for us or our current or future partners to sell any product candidates that may be approved in the future at an acceptable price or its existing or future collaborators.
Failures to reimburse an LDT or IVD powered by NIS4® or its improvements, if commercialized for clinical care, or changes in reimbursement rates by third-party payors and variations in reimbursement rates could adversely affect our revenues and could result in fluctuations in our revenues.
Our ability or that of a potential future collaborator to successfully commercialize an LDT or IVD powered by NIS4® or its variations will depend on the availability and distribution of the first treatments for MASH; at the date of this annual report on Form 20-F only one approved treatment exists, Madrigal Therapeutic’s product RezdiffraTM and also on the extent to which coverage and adequate reimbursement for this test will be available from third-party payors, such as government health administration authorities, private health insurers and other organizations. Insurance coverage and reimbursement rates for diagnostic tests are uncertain, subject to change and particularly volatile during the early stages of a newly commercialized diagnostic test. As of the date of this annual report, NASHNext® has not obtained reimbursement status in the countries where it is commercialized by Labcorp. It is uncertain as to what extent third-party payors will provide coverage for NASHNext®, another LDT or IVD powered by NIS4® or its variations, if commercialized for clinical care. We will also likely experience volatility in the coverage and reimbursement of NASHNext®, another LDT or IVD test due to contract negotiation with third-party payors and implementation requirements.

The reimbursement amounts we or our partners receive from third-party payors will vary from payor to payor, and, in some cases, the variation is material. Third-party payors have increased their efforts to control the cost, utilization and delivery of healthcare services. These measures have resulted in reduced payment rates and decreased utilization for the diagnostic test industry. From time to time, the US Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing for tests covered by Medicare is subject to change at any time. Reductions in the reimbursement rate provided by third-party payors may occur in the future. Reductions in the price at which NASHNext®, another LDT or IVD powered by NIS4® or its variations is reimbursed could have a material adverse effect on our revenues. If we and our potential future collaborators are unable to establish and maintain broad coverage and adequate reimbursement for NASHNext®, another LDT or IVD powered by NIS4® or its variations or if third-party payors change their coverage or reimbursement policies with respect to NASHNext®, another LDT or IVD test, our revenues could be adversely affected.
Our future growth depends, in part, on our or our collaborators’ ability to penetrate international markets, where we or they would be subject to additional regulatory burdens and other political, social and geopolitical risks and uncertainties.
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
•future pandemics;
•the burden of complying with complex and changing non-U.S. regulatory, tax, accounting and legal requirements, many of which vary between countries;
•different medical practices and customs in non-U.S. countries affecting acceptance in the marketplace;
•governmental controls, export controls, tariffs and other trade barriers and modifications thereto, which could increase in event of geopolitical tensions;
•other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or other governments, which could multiply in the event of geopolitical tensions;
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

Political, social and geopolitical conditions in the markets in which our products are developed have been and could continue to be difficult to predict, resulting in adverse effects on our business. The ongoing armed conflict between Russia and Ukraine, and the escalation of violence and potential further conflicts in the Middle East, as well as the global geopolitical situation, changes in international trade policy and tariffs, and fiscal policy and regulations, may affect regional stability and economic growth throughout the world. As a result of the 2024 presidential and legislative elections in the United States, changes to applicable laws and regulations that have been announced, proposed, and/or adopted, or could be made or expanded in the future, may result in new or expanded trade restrictions by the United States, including by the U.S. Presidential administration and Congress, and/or other countries. For example, issued or future executive orders or other new changes in laws, regulations or policy including, but not limited to, tariffs or import taxes being applied to imported goods and services could affect GENFIT’s operations and exports into the United States and could have a material adverse effect on our business, earnings and financial position, including the royalties we may receive on net sales of our out-licensed products. The actual impact of new tariffs on our business is subject to a number of factors including, but not limited to, restrictions on trade, the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, and potential retaliatory tariffs or other trade restrictions imposed by other countries.

Adverse market and economic conditions may exacerbate certain risks associated with commercializing our product candidates.
Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, armed conflict, wars, global pandemics or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for Iqirvo® (elafibranor), NASHNext® or another LDT or IVD powered by NIS4® or its improvements or any of our product candidates that are approved for commercialization in the future. In addition, the increase of inflation rates in recent years and the current armed conflicts in Ukraine or the Middle East may additionally affect the commercialization of our products and product candidates.
Risks Related to the Dependency on Third Parties
We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our preclinical studies and clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units, and other third party providers and may not be able to control their work as effectively as if we performed these functions ourselves.
Under our supervision, or that of our partners, we outsource substantial portions of our operations to third-party service providers, including preclinical studies and clinical trials, collection and analysis of data and manufacturing of our drugs or drug candidates and the realization of certain analyses performed under our agreements with Labcorp and Q2 pertaining to an LDT or IVD powered by NIS4® technology or its variations for use in the clinical research and clinical diagnostics markets. In particular, we subcontract certain elements of the design and/or conduct of our preclinical studies and clinical trials to CROs, as well as the manufacturing of our active ingredients and therapeutic units to CMOs.
We and our partners also contract with external investigators and other specialized services providers, for example with respect to certain statistical analyses, to perform services such as carrying out and supervising, and collecting, analyzing and formatting of data for our trials. Although we are involved in the design of the protocols for these trials and in monitoring them, we do not control all the stages of test performance and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations. In particular, a contractor’s failure to comply with protocols or regulatory constraints, or repeated delays by a contractor, could compromise the development of our products or result in liability for us, including our contractual liability resulting from provisions in agreements we have signed with Ipsen and Terns Pharmaceuticals for the development of elafibranor. Such events could also inflate the product development costs borne by us.
This strategy means that we have not in the past, do not currently directly control certain key aspects of our product development, such as:
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
We currently have agreements with contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of drug product for our clinical trials. If any of these suppliers should cease to provide services to us, or our collaborators, for any reason, we likely would experience delays in advancing our clinical trials and, if applicable, for the commercial launch while we or our collaborators identify and qualify one or more replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us.
Furthermore, an increase in the cost of raw materials or direct or indirect energy costs, or more generally a general increase in the prices of goods and services, or even a shortage of the raw materials used to manufacture our candidate products, could increase the manufacturing and development cost of our candidate products, or require stopping manufacturing, and increase logistical costs. This is particularly the case in a difficult geopolitical context such as that caused by the current conflict in Ukraine or the Middle East or by the current economic tensions between the European Union and the United States, for example.
Particularly in the context of the confirmatory trials of the therapeutic benefit of Iqirvo® (elafibranor) in PBC, our partner Ipsen depends on CROs. Ipsen also depends on a supplier of active ingredients and a supplier of therapeutic units (CMO) for the implementation of this trial as well as for the supply of commercial batches.
Regarding VS-01, we also depend on several CMOs to cover the supply needs of therapeutic units necessary for the completion of the ongoing UNVEIL-IT® Phase 2 trial in ACLF. In addition, in 2024 we worked on the development of an innovative medical device aimed at streamlining the process of reconstituting the product at the investigative sites participating in the ongoing Phase 2 clinical trial or which will participate in the clinical trial scheduled to be launched in 2025, which will also be produced by third parties.
Regarding G1090N, we have selected and depend on one supplier for the active substance NTZ and another pharmaceutical subcontractor for the manufacture of G1090N therapeutic units. Regarding the supply of GNS561 and in accordance with our license agreement, Genoscience has provided us with the therapeutic units needed for the ongoing Phase 1b/2 clinical study. Following the acquisition of all intellectual property rights to GNS561 from Genoscience at the beginning of 2025, we will contract directly with the manufacturer of the active substance and therapeutic units for all future supplies of GNS561. We also depend on our partners Seal Rock Therapeutics and Celloram to cover supply needs related to the initial preclinical developments of SRT-015 and CLM-022, and depend on CMO for the development and supply of new injectable formulations.
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
In the event of a default, bankruptcy or liquidation of a subcontractor, a service provider (CRO or CMO) or a collaborator, with whom we have entered into a supply agreement, or Seal Rock Therapeutics or Celloram, or a dispute with one of these collaborators or service providers, we may not be able to enter into a new contract with a different subcontractor or service provider on commercially acceptable terms. In addition, failures of our subcontractors, collaborators or service providers in the course of their work could increase our development costs, delay obtaining regulatory approval or prevent the commercialization of our product candidates. Any of these factors could cause delays in launch or completion of our clinical trials, or of approval or disruption of commercialization of our products or product candidates, cause us to incur higher costs, prevent us or our potential future collaborators from commercializing our products and product candidates successfully or disrupt the supply of our products after commercial launch. Furthermore, if any of our partners or contract manufacturers fails to deliver the required clinical or commercial quantities of finished product on acceptable commercial terms and we or our current or future collaborators are unable to find one or more replacement manufacturers capable of production at substantially equivalent cost, volume and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply and to have any such new source approved by the government agencies that regulate our products.

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
We also signed licensing agreements with with Seal Rock Therapeutics to develop and commercialize an injectable formulation of SRT-015 in acute liver disease, and with Celloram to develop and commercialize CLM-022 in liver disease.
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
Licensing-in agreements, such as those we have signed with Seal Rock Therapeutics and Celloram, provide for payments to partners in the event of scientific and regulatory milestones being met, and royalties in the event of commercialization. These agreements may also impair our ability to generate profits if we fail to achieve the expected direct or indirect commercial benefits.
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
Risks Related to Our Operations
Starting in mid-2020 and into 2021, we embarked on a significant strategic reorientation which resulted in significant operational and organizational changes. As a result, we may encounter difficulties in managing development of our product candidate pipeline, which could disrupt our operations.
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
In particular, this strategy of acquiring new product candidates developed by third-parties was realized in September 2022 with the acquisition of Versantis AG and its programs, and the in-licensing of drug candidates from Genoscience, Seal Rock Therapeutics and Celloram in 2021 and 2023, respectively. We may undertake a similar type of transaction or additional in-licensing projects in the future. In the context of these significant changes strategy, the focus of significant resources on managing the success of these partnerships and new programs led to significant operational and organizational changes, including with respect to workforce management. These changes could result in weaknesses in our infrastructure (including our internal control over financial reporting), give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among employees. In particular, running so many programs simultaneously could lead to a work overload and an inappropriate dispersion of our resources, and negatively impact their development. This overload could, conversely, force us to make choices that might not prove to be advantageous. These changes in our organization may lead to significant costs and may divert financial resources from other projects, such as the development of our other product candidates. If our management is unable to effectively manage these changes efficiently, our expenses may increase more than expected, our ability to generate or increase our revenue could be impacted and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our other product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the changes related to the significant strategic reorientation we have undertaken.
We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.
Our success depends to a significant degree upon the technical and management skills of our co-founders, scientific advisers, senior management team, including, in particular, Pascal Prigent, our chief executive officer, Jean-François Mouney, our chairman, Dean Hum, our chief scientific officer and Pascal Caisey, our chief operating officer. The loss of the services of Messrs. Prigent, Mouney, Hum or Caisey would likely have a material adverse effect on us. In the context of the redefinition of our strategic priorities undertaken since mid-2020, our success also will depend upon our ability to attract and retain additional qualified scientific, management, marketing, technical, and sales executives and personnel, in particular in the new therapeutic areas where we need to build up our experience. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, there is risk of departures or difficulties in hiring qualified personnel following the announcement of disappointing clinical results or the implementation of a workforce reduction plan. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could harm our operations and our growth prospects.
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

We may be subject to fines or sued for any injury or contamination resulting from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets, and we may also suffer reputational harm. European, French and U.S. federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with health, safety and/or environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. Furthermore, we could face the rejection, suspension or withdrawal of regulatory approval for our drugs or an IVD powered by NIS4® or its variations if they had received market approval. In addition, we cannot predict the impact on our business of new or amended health, safety and/or environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.
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
In September 2022, we acquired Versantis AG to strengthen our product candidate pipeline, including the drug candidates VS-01-and VS-02 that we are developing respectively in ACLF, UCD and OA, and HE. As these three therapeutic areas are relatively or totally new to us, despite our due diligence and our evaluation of the potential of these programs, we may be unsuccessful in integrating the company or realizing the full potential of these programs and potential synergies. The anticipated benefits and synergies of this acquisition are based on projections and assumptions, not actual experience, and assume a successful integration.
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
At the beginning of 2025, we acquired all the intellectual property rights developed by Genoscience Pharma concerning GNS561. In return, Genoscience will receive 25% of the net profits actually received by GENFIT corresponding to the sales of the said products during a period expiring on the first of the following dates: (i) 10 years from the first placing on the market, (ii) the expiry, cancellation or revocation of one of the patents or (iii) the authorization of generic products implementing GNS technology. It is possible that despite the prior audits and evaluation procedures carried out, we may not be able to realize the full potential of the GNS561 program.
Our internal information technology systems and those of our current or future collaborators or those of our third-party suppliers, contractors or consultants, may fail or suffer security breaches, any of which could result in a material disruption of our product development and commercialization programs.
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

In the ordinary course of our business, we and our subcontractors or partners collect and store sensitive data, including, among other things, legally protected patient health information, personally identifiable information about our employees, intellectual property and proprietary business information. We manage and maintain our applications and data utilizing on-site systems and outsourced vendors. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We also store data related to our clinical trials on our information technology systems. We also rely in part on the reliability of certain tested third parties’ cybersecurity measures, including firewalls, virus solutions and backup solutions. Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity and cyberattacks, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities through in software including software commonly used by companies in cloud-based services and bundled software. Such events could have an adverse impact on us and our business, including loss of data and damage to equipment and data, business disruption, reputational damage, litigation with third parties, investigations or actions by regulators, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Any of these developments could result in a disruption of our operations, damage to our reputation and our credibility or a loss of revenues. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts or those of our current or collaborators and significantly increase our costs because we could be required to repair or replace information systems or networks and recover or reproduce the lost data.
We could be subject to risks caused by misappropriation, misuse, leakage, corruption, falsification or intentional or accidental release or loss of information and critical data (ours or that of third parties) maintained in the information systems and networks of our company and our vendors, including personal information of our employees and patients, and company and vendor confidential data, as could information stored in the networks or systems of our current or future collaborators. In addition, outside parties may attempt to penetrate our systems, those of our current or future collaborators or those of our vendors or fraudulently induce our personnel or the personnel of our current or future collaborators or our vendors to disclose sensitive information in order to gain access to our data and/or systems.
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
The European Commission has proposed the creation of a unitary Supplementary Protection Certificate (uSPC), valid in all EU countries. If this project is accepted in the future, it would enable third parties to bring a single legal action to try and obtain a decision invalidating a uSPC in all member countries. The European Commission has also proposed a revision of pharmaceutical legislation to reduce the duration of regulatory data protection and market exclusivity for orphan drugs. If these proposals are accepted, they could reduce the duration of regulatory protection for our products.

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
Depending upon the circumstances, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements and we may not prevail in any actions that it may bring under the Hatch-Waxman amendments against generic manufacturers or others. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than what we request, the period during which we can enforce our patent rights for that product will be shortened. If this occurs, the period during which the Company can enforce its patent rights for that product will be shortened, and our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. As a result, our revenue from an applicable product could be reduced, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names (or associated domain names), which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively.
Risks Related to Legal and Other Compliance Matters
We are subject to transparency, ethics and healthcare laws and regulations that may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.
Healthcare providers and others in the healthcare and pharmaceutical sector will play a primary role in the clinical development and potential regulatory approval or certification of our product candidates and their recommendation and prescription, if approved or CE marked. Our arrangements with them and third party payors as well as our activities expose us to broadly applicable federal and state healthcare laws, which may restrict these arrangements and relations through which we research and develop our products, and if approved or CE marked, we or our current or future collaborators will market and distribute them. These laws may thus impact, among other things, our research, development, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, fraud and abuse laws, including the federal anti-kickback and false claims laws; healthcare data privacy and security laws, such as the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA; and transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals, including the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA. Many states have similar laws that may differ from each other and federal law in significant ways, thus complicating compliance efforts. For example, states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payor. In addition, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law. Moreover, several states have enacted legislation requiring pharmaceutical manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, report information related to drug pricing, require the registration of sales representatives, and prohibit certain other sales and marketing practices.
Outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. These laws may include the French “Bertrand Law”, French Ordinance n° 2017-49 of January 19, 2017 and the provisions of the French Public Health Code relating to benefits offered by persons manufacturing or marketing health products or services, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers or any company providing services related to their products that may be broader in scope than the federal requirements. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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
We, and our service providers, receive, process, store and use personal data and other data about our clinical trial participants, employees, partners and others. We, and our service providers, must comply with numerous foreign and domestic laws and regulations regarding data protection and the storing, sharing, use, processing, disclosure and security of personal data and protection of personal information and other data, such as information that we collect about patients and healthcare providers in connection with clinical trials in the EEA, the United States and elsewhere. Third parties (principally CROs during clinical trials) manage on our behalf a significant part of the personal data we may use.
For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to covered subcontractors and business associates, HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.
In May 2018 the General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect in the EEA. The GDPR imposes stringent requirements for processing personal data of individuals in the EEA. The GDPR increases our obligations with respect to clinical trials conducted in the EEA by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
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
European Union data protection laws, including the GDPR, generally restrict the transfer of personal data from the EEA to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. The current mechanisms that may be used to transfer personal data from the EEA to the United States in compliance with law are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other counties outside the European Union.
If there is no lawful way for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States — or if the legal requirements become too burdensome — we could face serious consequences. These may include disruptions to our operations, costly relocations of business or data activities, increased regulatory scrutiny, substantial fines, limitations on data sharing with partners or vendors, and even legal injunctions that prevent us from processing or transferring necessary personal data. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

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
Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us or our partners by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees, service providers and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we or our partners are held liable in any of these lawsuits, we and/or they may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products, which may harm our reputation. Patients may not follow warnings identifying potential known side effects, including some patients who should not be using our drug candidates.
A successful liability claim against our products may lower the value of our stock, Product liability claims could also harm our and our partners' reputation, which may adversely affect our and our partners' ability to commercialize our products successfully.
Risks Related to our Financial Position and Capital Needs
To date we have not generated any significant direct recurring revenue from product sales. Indirect revenues from royalty payments under our licensing agreements depend or will depend, among other things, on the success of the development and/or marketing by our partners of the drug candidates or products we have out-licensed. As a result, our ability to sustainably reduce our losses, reach lasting profitability, as a result of such types of revenue, and maintain our shareholders equity on our own is unproven, and we may never achieve or sustain profitability.
We recorded a net loss of €28,894 thousand for the year ended December 31, 2023 and a net loss of €23,719 thousand for the year ended December 31, 2022. Despite our net profit of €1,507 thousand for the year ended December 31, 2024, we have a history of recorded losses during prior years.
We have never generated any direct profits from the sale of approved products and we do not expect to become profitable from such sales in the foreseeable future. Although under the collaboration and license agreement entered into with Ipsen in 2021 we have received significant milestones for development and marketing authorization of Iqirvo® (elafibranor) in PBC in the United States and the agreement provides for additional regulatory and commercial milestones and significant royalties on net sales of Iqirvo® (elafibranor), there is no assurance that this will occur on the timelines we expect, if at all.
In recent years, our most significant revenue has resulted from one-time upfront payments received in 2019 under our license agreement with Terns Pharmaceuticals, and since 2021 upfront and milestone payments under our license agreement and non-recurring revenues under our transition service agreements with Ipsen. To these are added, to a lesser extent, the reimbursements of our research tax credit or CIR, which alone have the character of significant recurring operating income, although our ability to continue to benefit from the CIR depends on our ability to continue to meet the criteria and decisions of French policy makers with respect to the scope or rate of the CIR benefit (see Note 7.2 - "Other income" to the financial statements for the year ended December 31, 2024).
Revenues from our agreements with Labcorp/Covance and Q2 for the use of our NIS4® diagnostic technology and its improvements have so far been insignificant. Their eventual growth will depend on many external factors, including the market availability the first treatments for MASH. However, these revenues will never be of the same order as those that could result from additional marketing authorizations and revenues from Iqirvo® (elafibranor) or the potential commercialization of our other drug candidates, and will never enable us to be profitable on their own.
At the same time, we plan to continue to incur significant expenses for the development of some of our current product candidates and new product candidates for which we acquire licensing rights, or preparation of the marketing of such products. We have devoted almost all of our resources to our research and development projects related to our drug candidates, and to a lesser proportion to our NIS4® program and to providing general and administrative support for our operations, protecting our intellectual property and engaging in activities to prepare for the potential commercialization of our drug candidates and an IVD powered by NIS4® or its variations. In addition, during the regulatory development process for some of our drug candidates and for IVD tests using our NIS4® technology or its variations, our operating costs may increase, particularly if the FDA, EMA or EC requires studies or preclinical studies or clinical trials additional to those already planned, or, if a delay occurs in the realization of our preclinical studies or clinical trials or, more generally, in the development of one of our products.
As a result, we expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals, or with our current or future partners, as the case may be, for our product candidates.

One of the potential consequences of such losses, and which we experienced at December 31, 2020, is the inability to maintain the amount of our equity at a level at least half of our share capital. As a result, and in accordance with Article L.225-248 of the French Commercial Code, we were required to submit to our June 30, 2021 general meeting a resolution to decide to continue our activities. This resolution was approved by our shareholders in June 2021, and we were able to reconstitute positive shareholders' equity at least equal to half of the share capital at June 30, 2021 and further reinforce our share capital at December 31, 2021 due to the agreement signed with Ipsen and their equity investment in December 2021, and therefore a third party is no longer able to sue to dissolve the company on these grounds. However, we could still face this situation again in the future depending on the development of our product candidates, in particular if we are unable to realize expected revenues from the potential commercial success of Iqirvo® (elafibranor) in PBC.
Our ability to maintain profitability in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and successfully commercialize our product candidates, particularly our lead product, Iqirvo® (elafibranor).
Our ability to be profitable in the future will depend on our ability and that of our current or future collaborators to obtain marketing approval for and successfully commercialize our product candidates, particularly our lead product, Iqirvo® (elafibranor). The success of NASHNext® LDT commercialized by Labcorp powered by NIS4® technology, or by Q2, or a future IVD powered by NIS4® or its improvements for clinical care will not on their own enable us to be profitable. We or our partners may not be successful in our or their efforts to obtain such approval and to commercialize the products.
Obtaining marketing approval will require us or our current or future collaborators to be successful in a range of challenging activities, including:
•obtaining regulatory approvals to run clinical trials;
•obtaining positive results in preclinical studies and clinical trials;
•regulatory bodies determining that clinical data are sufficient, without further clinical data, to support an application for approval, whether or not conditional or accelerated;
•obtaining approval to market and securing coverage and reimbursement from third-party payors in additional significant territories for elafibranor Iqirvo® (elafibranor) and our other product candidates;
•expanding manufacturing of commercial supply for our licensed product candidates;
•establishing sales, marketing and distribution capabilities to effectively market and sell and our drug candidates;
•market acceptance by patients and the medical community of Iqirvo® (elafibranor) and our other product candidates;
•obtaining additional positive results in our or our partners’ formal validation studies required to commercialize a test powered by NIS4® or its improvements for clinical care that would allow an IVD test to be developed and approved for diagnosing MASH patients;
•market acceptance by patients and the medical community of an LDT or IVD powered by NIS4® as a diagnostic complement to liver biopsy for clinical care; and
•negotiating and securing coverage and adequate reimbursement from third-party payors for an LDT or IVD powered by NIS4® or its improvements and our other product candidates.
We may also need to carry out preparatory activities for the future commercialization of some of our product candidates, in order to gain a better understanding of how doctors treat and diagnose their patients, without deriving any benefit from them, particularly in the absence of subsequent approval. Furthermore, as most of the therapeutic areas for which we are targeting our product candidates are characterized by medical needs that remain largely unsatisfied, there is considerable uncertainty as to the level of adoption of future treatments and diagnostic tools by patients and healthcare professionals, as well as third-party payers.
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

If Iqirvo® (elafibranor) or any of our other product candidates fails in preclinical studies or clinical trials to which they are subject or do not gain regulatory approval, or do not achieve market acceptance, we may never become profitable. Our net losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with pharmaceutical and diagnostic product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. The amount of future net losses/revenues will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues, including from licensing agreements with current or future partners.
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
In addition, access, in particular under acceptable conditions, to necessary financing is subject to obtaining positive scientific results and contextual factors affecting the financial markets, investors and potential lenders including unfavorable geopolitical circumstances. In addition, access, in particular under acceptable conditions, to necessary financing is subject to contextual factors affecting the financial markets, investors and potential lenders including certain unfavorable geopolitical circumstances, including inter-governmental disputes, changes in international trade policy and fiscal policy and regulations, tariffs and other trade barriers, and impacts of political or civil unrest or military action, such as the ongoing conflict between Russia and Ukraine and in the Middle East and their economic consequences, which could further restrict such access and conditions.
Because successful development of our drug candidates and diagnostic program is uncertain, we are unable to estimate the actual funds required to complete the research and development and commercialization of our products under development.
As of December 31, 2024, the Group had €81.8 million, in cash and cash equivalents (€77.8 million as of December 31, 2023). Following receipt of the first payment of €130 million in March 2025 under the royalty financing agreement we signed with HCRx (see Note 2.2 - "Major events after the period" to our consolidated financial statements included in this annual report for further information on this agreement), part of which was used to finance the repurchase of 1,882,891 OCEANEs in March 2025 to extinguish virtually all its bond debt, the Company considers that its cash, cash equivalents and current financial instruments are sufficient to ensure its financing, in view of its current projects and obligations over the next twelve months.
Beyond this one-year outlook, the current amount of cash, cash equivalents and current financial instruments, plus the two other potential additional payments of up to €55 million provided for under this royalty financing agreement, as well as future milestone payments that we may receive under our license agreement with Ipsen (including the milestone payment milestone expected in 2025 and subject to an agreement on the price and reimbursement of Iqirvo® (elafibranor) in a third major European country), could enable us, based on current assumptions and plans and barring exceptional events, to fund our operating expenses, general needs and investment needs beyond the end of 2027. The possibility of receiving both the milestone payments provided for in the license agreement with Ipsen and the two other additional payments provided for in the royalty financing agreement with HCRx is nevertheless conditional on the reaching certain sales targets for Iqirvo® (elafibranor) and sales targets.
These last elements, which are also uncertain, contribute to and reinforce the difficulty of accurately predicting the amount of additional funds that will be needed for research and development as well as for the commercialization of our products under development. They also explain why we cannot predict with certainty our funding needs relative to our financial resources.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the French Research Tax Credit, or CIR (Crédit d'Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and was €3.4 million for the year ended December 31, 2024. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.
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

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. We may have actions brought against us by shareholders relating to past transactions, changes in our stock price or other matters. For example, we have, in the past, been the subject of a purported shareholder class action complaint filed following our announcement that elafibranor had not achieved the primary or key secondary endpoints of the Phase 3 RESOLVE-IT® trial in NASH. This complaint, naming us, our board of directors and certain members of our senior management as defendants, alleged that we made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws. We ultimately prevailed and the time to appeal the decision of the Appellate Division has expired. However, future litigation could give rise to substantial damages, and thereby have a material adverse effect on our financial position, liquidity, or results of operations. Even if such actions are not resolved against us, the uncertainty and expense associated with shareholder actions could harm our business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to business operations. The defense of lawsuits could also result in diversion of our management's time and attention away from business operations, which could harm our business.
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
As of April 1, 2025, we had 49,996,185 ordinary shares issued and outstanding. Sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our ordinary shares and ADSs are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, or if we issue additional shares or securities, the trading price of our securities could decline significantly.
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
As a foreign private issuer, we are permitted and we expect to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance listing standards. These practices may afford less protection to ADS holders than they would enjoy if we complied fully with the corporate governance listing standards of the Nasdaq Global Select Market.

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to Nasdaq’s corporate governance listing standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. Therefore, as a general matter, we refer to the French Middlenext corporate governance code for corporate governance matters, and thus its corporate governance practices may differ significantly from Nasdaq corporate governance listing standards. For example, while the Nasdaq rules would require a majority of our directors to be independent, the Middlenext corporate governance code requires that at least one third of the members of the board of directors to be independent and encourages 50% independent directors. Currently, all of our directors except for Jean-François Mouney, Dr. Sandra Silvestri and Florence Séjourné are independent (as defined by the Nasdaq corporate governance listing standards) and meet both Middlenext and Nasdaq requirements for independence. However, in the future, the composition of the board may change such that we only meet the Middlenext requirement, but not the Nasdaq requirement for independence. Currently, we intend to follow home country practice to the maximum extent possible.
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
As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see "Item 6. C - "Directors, Senior Management and Employees—Board Practices” and “Item 16.G - Corporate Governance.”
The Company incurs significant costs as a result of being a public company and, as a dual-listed issuer, is subject to multiple securities regulations.
As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq, which include requirements with respect to corporate governance practices of public companies.
We ceased to be an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, on December 31, 2024 and are therefore no longer eligible for reduced disclosure requirements and exceptions applicable to emerging growth companies. As we are no longer an emerging growth company, we will be required to devote significant additional attention from management toward ensuring compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and will likely incur significant additional costs, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. The stringent standards set by the Sarbanes-Oxley Act require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. To comply with this obligation, we must maintain an extensive framework of internal control over financial reporting, that needs to be regularly updated and tested. Our independent registered public accounting firm is required to attest to the effectiveness of its internal controls over financial reporting. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to us as a public company listed in the United States. If we do not succeed in maintaining the appropriate level of internal control, it could result in material misstatements in its financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ordinary shares and ADSs.
In addition, our status as a company listed on the Euronext market in France and on the Nasdaq market in the United States requires us to be more transparent and precise in our external communications, particularly when such communications are likely to have an impact on the price of our financial instruments and may constitute insider information. Thus, any information likely to influence the price of our financial instruments and qualified as insider information must be disseminated as soon as possible and rigorously protected prior to its publication, provided that the legal criteria for qualification are met. Failure to comply with the rules on the dissemination, accuracy, management and security of information could result in significant administrative, civil and criminal penalties from the financial market regulatory authorities, the AMF in France and the SEC in the United States, as well as from the competent courts. Beyond the legal and financial risks, failure to comply with these regulations could also damage our reputation in the financial markets, i.e. the trust of our investors or potential investors, and therefore negatively impact the valuation or the potential valuation of our securities.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
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
Although not free from doubt, we do not believe we were a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, we cannot assure you that we will not be classified as a PFIC for current taxable year or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
Although the matter is not free from doubt, based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2024, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2024. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents, which are generally treated as a passive asset for purposes of determining PFIC status. Because the calculation of the value of our assets may be based in part on the value of our ordinary shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets increases. There can be no assurance that the IRS will agree with our conclusion with respect to any taxable year that we were not a PFIC for such taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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
The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. To comply with this obligation, we must maintain an extensive framework of internal control over financial reporting, that we need to regularly update and test. This process is time-consuming, costly, and complicated. Moreover, as we are no longer “emerging growth company” as of December 31, 2024, we are now required to comply with Section 404(b) of the Sarbanes-Oxley Act and our registered public auditor is now required to attest to and report on the effectiveness of our internal controls over financial reporting.
Management identified no material weakness as of December 31, 2024. See Item 15 - "Disclosure Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting.
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

The outbreak of a future pandemic or public health crisis could adversely impact our business, including our preclinical studies and clinical trials.
In December 2019, COVID-19 spread across the world, including to countries where our facilities are located, where our product candidates are being evaluated in ongoing or future clinical trials, and where our CROs and CMOs are located, which had a significant impact on our activities.
If a new public health crisis were to arrive, no assurance can be given that new, restrictive measures will not be adopted by governments, and it is not possible to predict with certainty the economic impact of such measures on us. Such a situation could lead to an economic slowdown in one or several markets in which the Group operates, or have disruptions that could have a very significant impact on our activities, our operations and those of our current or future partners, our clinical trials, and in particular:
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
•changes in local regulations that could require us or our current partners to modify the terms of our clinical trials, which could result in unexpected costs, or lead to the interruption of our clinical trials;
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
Furthermore, the extent of the negative impact of a new pandemic on the financial markets, on our share price and therefore on our ability to obtain additional financing is unknown at this time. Disaster recovery, business continuity or restructuring plans may be inadequate or insufficient in these circumstances.

Item 4.	Information on the Company.

A.	History and Development of the Company
GENFIT is a biopharmaceutical group conducting preclinical and clinical research and development of drug candidates and diagnostic technologies and dedicated to improving the lives of patients with liver diseases with high unmet medical needs, with a special focus on rare, life-threatening and acute pathologies. Our legal name is "GENFIT SA," or a French société anonyme, and our principal executive office is located at Parc Eurasanté 885, avenue Eugène Avinée 59120 Loos, France. Our telephone number at our principal executive office is +33 (0)3 2016 4000. Our agent for service of process in the United States is Corporation Service Company, located at 19 West 44th Street, Suite 200, New York, NY 10036.

With its rich scientific heritage spanning more than two decades, the Group is a pioneer in the discovery and development of drugs for liver diseases. Our pipeline encompasses a total of ten programs. The main franchise focuses on Acute-on-Chronic Liver Failure (ACLF) and includes five therapeutic programs at different development stages (preclinical, Phase 1, Phase 2): VS-01-ACLF, nitazoxanide (NTZ) now known as G1090N following our reformulation of NTZ, SRT-015, CLM-022 and VS-02-HE. A second franchise includes two therapeutic programs targeting other life-threatening liver diseases: GNS561 in Cholangiocarcinoma (CCA) and VS-01-HAC in Urea Cycle Disorder (UCD) and Organic Acidemia (OA). In addition, in 2021, GENFIT successfully out-licensed to Ipsen a proprietary program, elafibranor, which had been developed internally up to and including Phase 3. In June 2024, Ipsen received marketing authorization in the United States for commercialization of elafibranor under the name Iqirvo® in Primary Biliary Cholangitis (PBC). Iqirvo® (elafibranor) also received conditional marketing authorization in the European Union and the United Kingdom. Iqirvo® (elafibranor) has been entered onto the Australian Register of Therapeutic Goods (ARTG) and the registration is public since March 25, 2025. Our pipeline also includes a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, previously known as NASH, for Nonalcoholic Steatohepatitis) and TS-01 focusing on blood ammonia levels.
GENFIT was co-founded and incorporated in 1999 by Jean-François Mouney, now Chairman of the Board of Directors. Pascal Prigent succeeded Jean-François Mouney as Chief Executive Officer in 2019. In 2003, GENFIT created GENFIT CORP., our subsidiary in Massachusetts, United States. In 2006, GENFIT was listed on the Alternext Market, managed by Euronext Paris, and transferred in 2014 onto the Euronext Market in Paris (compartment B - ISIN : FR0004163111). In March 2019, GENFIT SA listed its American Depositary Shares on the Nasdaq Global Select Market in the United States under the symbol "GNFT". In September 2022, GENFIT completed the acquisition of Versantis AG, a Swiss-based clinical stage biotechnology company focused on providing solutions for increasing unmet medical needs in liver diseases, which has since then become its wholly-owned subsidiary. In 2023, we in-licensed two additional investigational drugs in ACLF: SRT-015 is an ASK1 inhibitor, in-licensed from Seal Rock Therapeutics in acute liver diseases and CLM-022 is a small molecule inhibitor targeting the NLRP3 inflammasome, in-licensed from Celloram. In early 2025, GENFIT acquired the full intellectual property rights for GNS561 from Genoscience Pharma, initially in-licensed from Genoscience in CCA at the end of 2021. For more information, see Note 2.2 - "Major events after the period" to our consolidated financial statements included in this annual report.
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
The Group's workforce is spread over 4 sites: Lille and Paris (France), Zurich (Switzerland) and Cambridge (Massachusetts, United States). As of December 31, 2024, we had a total of 180 employees.
Our capital expenditures in the years ended December 31, 2024, 2023, and 2022 totaled €1.0 million, €0.4 million, and €44.9 million, respectively. Investments in IT and scientific equipment primarily account for amounts in 2024 and 2023. The 2022 amount is primarily related to our acquisition of Versantis. (Note that in 2023 we acquired licence rights totaling €2.1 million not included in the figure above.) We expect our capital expenditures in 2024 to be primarily financed from our existing cash.
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
i.     Our Purpose
GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with severe liver diseases who have a significant unmet medical need.
The Company’s purpose is based on the affirmation of its long-term commitment with regard to the position it wishes to occupy in society, not only as an economic contributor whose purpose is to be part of the long term and to create value for its counterparts and its ecosystem, but also as an innovative biotechnology company aiming to improve the quality of life of patients, and finally as a corporate citizen seeking to facilitate the professional and personal development of its employees.

The Company aims to generate a positive and significant social, societal and environmental impact in the course of its activities. As part of this approach, the Board of Directors undertake to take into consideration (i) the social, societal, environmental consequences of its decisions on all of the company’s stakeholders, and (ii) the consequences of its decision on the environment.
ii.     Our Vision
Our ambition is to capitalize on our scientific, clinical and regulatory expertise acquired during more than two decades in the field of liver diseases to build and expand a pipeline of innovative therapeutic and diagnostic solutions targeting severe and life-threatening liver diseases with high unmet medical needs, and representing a significant market potential in order to finance innovation to enable us to sustain excellence in medical innovation, research and development over time.
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
With this in mind, at the end of 2021, our Board of Directors created a dedicated environmental, social and governance, or ESG Committee, which meets at least twice per year and makes recommendations to the Board of Directors. This committee reviews in particular the annual ESG roadmap (specific actions and initiatives conducted or to be launched), and is involved in the drafting and review of the annual EFPR. This report describes our philosophy, our priorities and the nature of our engagement in terms of (1) policies, (2) actions and (3) performance indicators, including criteria related to (1) the environment, (2) social and societal topics and (3) governance matters.
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
In 2025 and beyond, we are committed to further enhancing our ESG strategy, building upon a robust foundation established through a formal materiality assessment initiated during the second half of 2023 in collaboration with key stakeholders. This strategy aligns with evolving regulations and underscores our dedication to responsible and sustainable business practices relevant to our business.

In 2024, GENFIT was closely monitoring regulatory developments and had prepared a progressive compliance plan for its extra-financial reporting according to the European Union Corporate Sustainability Reporting Directive, or CSRD, framework, until the EU Omnibus project published in early 2025 rendered the transition plan obsolete. However, this development does not call into question our desire to move closer to European standards on a voluntary basis and in line with our corporate profile.
vi.     Overview of our main programs
Over the past several years, GENFIT has made a strategic pivot towards Acute-On-Chronic Liver Failure (ACLF) and other life-threatening liver conditions, broadening its research pipeline to include promising drug candidates that aim to meet the urgent and unmet needs of this challenging condition:

Upcoming milestones, data announcements and launch dates are anticipated and subject to change. ACLF: Acute-on-Chronic Liver Failure. CCA: Cholangiocarcinoma; HAC: Hyperammonemic Crises; UCD = Urea Cycle Disorders ; OA = Organic Acidemias ; HE: Hepatic Encephalopathy; MASH: Metabolic dysfunction-Associated Steatohepatitis; G1090N Repositioned (Nitazoxanide or NTZ) and reformulated molecule.
All drugs under development are investigational compounds that have not been reviewed nor been approved by a regulatory authority in targeted indications. GENFIT has licensed the exclusive worldwide rights of ASK1 Inhibitor SRT-015 (injectable formulation in acute liver disease) from Seal Rock Therapeutics. GENFIT licensed the exclusive worldwide rights of CLM-022, a potential first-in-class inflammasome inhibitor, from Celloram Inc. GENFIT purchased the intellectual property rights underlying GNS651 from Genoscience Pharma in January 2025. Labcorp has a five-year exclusive license for the development and commercialization of NIS4® technology to power a next-generation MASH diagnostic laboratory-developed test (LDT) to identify patients with at-risk MASH in the United States and Canada. NIS2+® is a next-generation technology derived from NIS4®.
In December 2021, we entered into a license agreement with Ipsen, granting Ipsen a global license (excluding Greater China, licensed to Terns) to develop, manufacture, and commercialize elafibranor for the treatment of patients with Primary Biliary Cholangitis (PBC) and other indications. GENFIT led the research and clinical development of elafibranor through the Phase 3 ELATIVE® trial in PBC. Ipsen is now responsible for all future clinical development, including completion of the long-term extension of the Phase 3 ELATIVE® trial, as well as global commercialization (excluding Greater China, licensed to Terns) which began in several countries including the United States and several EEA countries in 2024 under the name Iqirvo® (elafibranor). For more information regarding the license agreement with Ipsen, See Item 10.C - "Additional Information - Material Contracts" herein.
vii.     Our Strengths
We rely on our strengths to accelerate our research and development efforts over the coming years:
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

–Partners with a strong commercial track-record
Ipsen became an 8% shareholder of GENFIT at the end of 2021. The strategic partnership also provides Ipsen with access to our research capabilities and other clinical programs through rights to first negotiation, therefore becoming a potential natural partner for GENFIT to commercialize any late stage asset successfully developed in the future. Ipsen’s world-class development capabilities, well-established global commercial footprint and excellent track record in delivering therapies to patient populations with unmet medical need indeed makes it an ideal partner for GENFIT. We have also developed partnerships with other stakeholders, creating potential avenues to generate revenues in the future. In 2019, the Company signed a licensing and collaboration agreement with Terns Pharmaceuticals for the development and commercialization of elafibranor in Greater China, and also has agreements with Labcorp, to commercialize NIS4® technology in the U.S. and Canada as a Laboratory Developed Test, as well as with Q2 in the clinical research space.
–A strong cash position enabling us to finance our R&D programs
On March 20, 2025, GENFIT announced the closing of a royalty financing transaction (Royalty Financing) with HealthCare Royalty (HCRx) providing up to €185 million non-dilutive capital: €130 million upfront, with eligibility to receive up to €55 million in two additional installments based on near-term sales milestones for Iqirvo® (elafibranor), and can be exercised at the discretion of GENFIT upon achievement of such milestones. In return, HCRx will receive a portion of royalties on global1 sales of Iqirvo® (elafibranor) payable to GENFIT under its licensing agreement with Ipsen, up to an agreed upon cap after which all future royalties will revert back to GENFIT.
GENFIT retains rights to all future regulatory, commercial and sales-based milestone payments from Ipsen under the Ipsen agreement.
The Royalty Financing has significantly extended GENFIT’s cash runway, beyond the end of 2027, enabling the Company to further develop its pipeline focused on Acute-on-Chronic Liver Failure (ACLF) and support general corporate purposes. This estimation is based on current assumptions and programs and does not include exceptional events. This estimation assumes i) our expectation to receive significant future milestone revenue, including the €26.55 million milestone in 2025 pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market, and Ipsen meeting its sales-based thresholds, ii) drawing down all installments under the Royalty Financing, and iii) the Repurchase of the OCEANEs as described below and the reimbursement at maturity in October 2025 of any OCEANEs not repurchased and cancelled.
Concurrently with the Royalty Financing, GENFIT proposed to OCEANEs holders the possibility to enter into a put option agreement for the repurchase of their OCEANEs (Repurchase). Following this proposal, holders of OCEANEs exercised their put option for a total of 1,882,891 OCEANEs, i.e. 99% of the total number of OCEANEs outstanding. At a price of €32.75 per bond, this represents a total Repurchase amount of €61.7 million. As of the date of this Annual Report, the nominal amount of GENFIT’s convertible debt is €586 thousand.

For more information regarding the Royalty Financing transaction, see Note 2..2 - "Major events after the period" to the financial statements for the year ended December 31, 2024. and Item 10.C - "Additional Information - Material Contracts".
For more information regarding our liquidity and capital resources, see Item 5 - "Operating and Financial Review and Prospects”.

Expected future milestone payments from Ipsen for Iqirvo® (elafibranor) in PBC to support future development
1 Excluding China, Hong Kong, Taiwan and Macau for which Terns Pharmaceuticals has an exclusive license to develop and commercialize elafibranor

In December 2021, GENFIT entered into Collaboration and License Agreement with Ipsen, or the Ipsen Agreement. This agreement granting Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, for people living with PBC, and in other indications. Under the Ipsen Agreement, Ipsen will pay us up to €480 million, which is comprised of an upfront cash payment of €120 million, as well as regulatory, commercial, and sales-based milestone payments of up to €360 million, plus tiered double-digit royalties of up to 20% (considering that since the Royalty Financing, HCRx will receive a portion of these royalties under the terms described in Note 2.2 - "Major events after the period" of the consolidated financial statements of this Annual Report).
Potential near-term milestones include a €26.55 million milestone expected in 2025 pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market and milestones based on Ipsen meeting certain sales-based thresholds.
At the date of this report, GENFIT already has received €62 million of the potential €360 million milestone payments provided for under the Ipsen Agreement.

–Strategic developments across the ACLF pipeline: key strategic insights and emerging trends uncovered through unique sources and channels
In 2024, GENFIT has made strides in understanding the ACLF continuum, adding to the body of knowledge available in the field at the time of our pivot to ACLF.
Key takeaways derived from these workstreams will inform the design of on-going and upcoming trials evaluating VS-01, NTZ and SRT-015. These insights will also help further strategize the research and clinical development of CLM-022 and VS-02-HE.
Cutting-edge processing of Real-World Evidence: An in-depth analysis of medical claims data – leveraged through advanced artificial intelligence or AI and machine learning techniques from a targeted U.S. population of over 270,000 patients – provided pivotal insights into risk profiles within specific patient sub-populations of the ACLF continuum, as well as differences in referral dynamics, patient journeys and clinical management practices compared to Europe. Applying sophisticated algorithms uncovered epidemiological patterns and trends within this substantial dataset, generating actionable intelligence that enhances our understanding and supports more precise, data-driven decisions across our portfolio.
Preclinical research: New preclinical models have been established with leading experts, serving as key enablers to deliver valuable data aimed at improving our understanding of our portfolio potential. To date, the data already generated encompasses a range of disease models and various formulations. This approach is designed to optimize asset positioning and refine population targeting, ultimately supporting strategic decision-making and maximizing impact across our therapeutic landscape.
Collaboration with learned societies: Strategic partnerships, including with the European Foundation for the Study of Chronic Liver Failure (EF CLIF) and engagement with U.S. Key Opinion Leaders or KOLs from the North American Consortia for the Study of End Stage Liver Disease (NACSELD), offered important insights through unique data sources encompassing several observational studies, while also accelerating and expanding discussions with key leaders in the field. This type of collaboration places GENFIT at the forefront of international research, advancing the understanding of ACLF pathophysiology and uncovering novel approaches for the treatment of this syndrome.
This integrated approach ensures a comprehensive foundation to advance our ACLF pipeline. Notably, we believe including a subset of patients with acute decompensation of cirrhosis, or AD, at a high-risk of progressing to ACLF in our target population for the new trials will better cover the ACLF continuum and creates opportunities to address both stages of the disease. With easier and faster identification, we expect that this would enable a more rapid assessment of drug-candidates’ therapeutic potential, supporting data-driven prioritization and minimizing the risk of engaging larger-scale investments.
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

–Our approach to generate value

In drug development, our goal is to focus our efforts in one specific area - rare and life-threatening liver diseases - for greater operational efficiency, and to distribute risk across different programs with different mechanisms of action, with the goal to improve our chances of success.
GENFIT's ambition is to develop drug candidates from the earliest stages up to the latest stages, including Phase 3. Depending on predefined criteria such as the targeted indication or competitive environment, or potential opportunities in terms of partnerships, GENFIT will then choose what we consider to be the best option to commercialize our most promising assets for which the Company has not yet out-licensed the rights:
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

–Our corporate priorities in 2025
In 2025, GENFIT continues to prioritize the execution of its clinical development programs, as well as research programs focused on pre-clinical/non-clinical development. More specifically, GENFIT will focus its efforts on the execution of UNVEIL-IT® Phase 2 trial in ACLF, the launch of another study evaluating VS-01 in a different population, as well as the launch of additional studies with G1090N (new formulation of NTZ) and SRT-015.
ix. Elafibranor - out-licensed to Ipsen
In December 2021, we entered into the Ipsen Agreement granting Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, for people living with PBC, and in other indications. The commercialization of elafibranor by Ipsen began in 2024 in the United States under the name Iqirvo®. See Item 10.C - "Additional Information - Material Contracts" herein for more information regarding this license and partnership agreement with Ipsen.

–Commercialized asset - elafibranor in Primary Biliary Cholangitis (PBC)
PBC is a rare, chronic, progressive liver disease of autoimmune etiology, characterized by injury of the intrahepatic bile ducts that, in untreated patients or non-responders to existing therapies, may progress to hepatic fibrosis, cirrhosis, hepatic decompensation, and death unless they receive a liver transplant. PBC disproportionately affects women versus men (approximately 10:1) and is typically diagnosed in patients between 40 years to 60 years of age. The incidence and prevalence rates for PBC in Europe, North America, Asia, and Australia are reported as ranging from 0.33 to 5.8 per 100,000 inhabitants and 1.91 to 40.2 per 100,000 inhabitants, respectively. It is estimated that there were 47,000 prevalent cases of PBC in the United States white population and that approximately 3500 new cases are diagnosed each year. Over 60% of the newly diagnosed cases are asymptomatic. The majority of asymptomatic patients become symptomatic within 10 years and the estimates for developing symptoms at 5 and 20 years are 50% and 95%, respectively. Patients with PBC progress at varying rates, some experiencing liver decompensation over a period of several years while others experience liver decompensation over decades. PBC is one of the leading indications for liver transplantation. Despite its rarity, PBC remains an important cause of morbidity in the Western world. PBC has also been identified as an important risk factor for hepatocellular carcinoma.
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
ALP is also routinely used to clinically monitor the disease and serves as a leading indicator of disease progression. ALP increases with disease progression as bilirubin starts to decline in more advanced disease (as the excretory function starts to decline), both having been shown to be highly predictive of long-term clinical outcomes (e.g., transplant-free survival of patients). There is a near log-linear correlation of both elevated ALP and bilirubin after 1 year of follow-up with long-term liver transplant-free survival.
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
Ipsen now assumes responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE® trial, and global commercialization (outside of Greater China, where elafibranor is licensed to Terns).

–2024 Approval
On June 10, 2024, GENFIT announced the achievement of a historic corporate milestone: the U.S. Food and Drug Administration (FDA) accelerated approval of Iqirvo® (elafibranor) 80 mg tablets as a first-in-class treatment for PBC in combination with ursodeoxycholic acid (UDCA) in adults with an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA. Iqirvo® (elafibranor) is now marketed and commercialized in the U.S. by Ipsen under the trademark Iqirvo®.

This indication was approved under accelerated approval based on reduction of alkaline phosphatase (ALP). Improvement in survival or prevention of liver decompensation events have not been demonstrated. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trial(s). Iqirvo® (elafibranor) is not recommended for people who have or who develop decompensated cirrhosis (e.g., ascites, variceal bleeding, Hepatic Encephalopathy).
On September 23, 2024, the European Commission conditionally approved Iqirvo® (elafibranor) 80mg tablets for the treatment of Primary Biliary Cholangitis (PBC) in combination with ursodeoxycholic acid (UDCA) in adults with an inadequate response to UDCA or as a monotherapy in patients unable to tolerate UDCA.
On October 9, 2024, the UK Medicines and Healthcare products Regulatory Agency (MHRA) approved the commercialization of Iqirvo® (elafibranor). Following the MHRA approval, the National Institute for Health and Care Excellence (NICE) approved the reimbursement of Iqirvo® (elafibranor) in the UK on October 22, 2024.
On March 25, 2025, the Australian TGA approved the commercialization of Iqirvo® (elafibranor) 80mg tablets for the treatment of Primary Biliary Cholangitis (PBC) in combination with ursodeoxycholic acid (UDCA) in adults with an inadequate response to UDCA or as a monotherapy in patients unable to tolerate UDCA.

– Developed asset - elafibranor in Primary Sclerosing Cholangitis (PSC)
PSC is a rare, chronic liver disease characterized by inflammation and scarring of the bile ducts, which can lead to liver damage and eventually liver failure. The exact cause of PSC is unknown, but it is often associated with other autoimmune conditions, such as inflammatory bowel disease. Symptoms of PSC can include itching, fatigue, jaundice, and abdominal pain. Over time, PSC can result in complications like bile duct infections, liver cirrhosis, and an increased risk of liver cancer. Currently, there are no FDA or EMA approved therapies for the treatment of PSC.

–Phase 2 ELMWOOD trial: positive data announced in April 2025
Ipsen is currently developing elafibranor in PSC and announced on April 24, 2025 that it will be presenting data from its late-breaking abstract highlighting favorable safety profile and significant efficacy from its in PSC Phase 2 ELMWOOD trial (LB25222/OS089), at the European Association for the Study of the Liver (EASL) to be held on May 10, 2025.

x. Our Drug Candidates and Diagnostic Development Programs
1. Our therapeutic pipeline in ACLF
GENFIT’s ACLF pipeline is now comprised of five assets (VS-01-ACLF, G1090N/NTZ, SRT-015, CLM-022, VS-02-HE) based on differentiated mechanisms of action leveraging complementary pathways.
VS-01 and VS-02 have integrated our pipeline in September 2022, following the acquisition of Versantis AG, a private Swiss-based clinical stage biotechnology company, now our wholly-owned subsidiary. See Item 10.C - "Additional Information - Material Contracts" herein for more information regarding the acquisition of Versantis.
In May 2023, GENFIT licensed the exclusive worldwide rights of ASK1 Inhibitor SRT-015 in acute liver diseases from Seal Rock Therapeutics, a Seattle, Washington (USA) based clinical stage company developing first-in class and best-in-class kinase inhibitors.
In July 2023, GENFIT licensed the exclusive worldwide rights to CLM-022, a first-in-class inflammasome inhibitor, from Celloram Inc., a Cleveland-based biotechnology company.
See in Item 4.B - "In-Licensing Partnerships” herein for more information regarding these agreements.
G1090N is our proprietary formulation of nitazoxanide (NTZ).
•About ACLF
ACLF is a rare, life-threatening, but potentially reversible condition with varied etiology. It is a syndrome globally defined by multi-organ dysfunction and failure in patients with chronic liver disease or cirrhosis, leading to high short-term mortality (25-40% and 40-80% within 28 days and 90 days of hospital admission, respectively). Today, the scientific community recognizes ACLF as a distinct medical entity.

Patients with cirrhosis may initially be compensated, but as the disease progresses, many develop acute decompensation, characterized by the rapid onset of complications such as ascites, HE, and gastrointestinal hemorrhage - common causes of hospitalization. These patients, who are generally hospitalized in a regular hepatology ward, may progress to ACLF and are usually transferred to an intensive care unit. It has been estimated that after admission, approximately 30% of these patients either have or will develop liver and/or other organ failure(s) (i.e, brain, kidneys, cardiovascular, coagulation system, and respiratory) within three months, classifying them as patients having ACLF.
ACLF remains an underserved medical condition, with no approved drug treatments other than the treatment of precipitating events, when identified, and organ failure support. Liver transplantation is the only effective medical intervention but is available to fewer than 10% of eligible candidates each year. Due to the emergency setting, limited access to compatible liver donors and, in some cases, no accessible liver transplant capabilities, approximately 15-30% of patients die while awaiting liver transplant. In 2021, the prevalence of ACLF was estimated to be approximately 300,000 patients across the U.S., EU4 (France, Germany, Italy, and Spain), and the UK. This market is expected to grow due to an aging population and the increasing prevalence of metabolic dysfunction-associated fatty liver disease (MAFLD)/MASH, diabetes, obesity, alcohol consumption and drug induced liver injuries.
Rising alcohol consumption has already impacted China, the United States, and European countries, all of which have documented a doubling in alcoholic liver disease hospitalizations over a 10-year period.
Cirrhosis and ACLF impose a substantial health and economic burden. In the United States, total inpatient hospitalization costs increased from $14.9 billion in 2016 to $18.8 billion in 2021. The mean hospitalization cost in 2016 for cirrhosis exceeded >$20,000 for admission of patients with one or more cirrhosis-related complications. Notably, the mean cost per ACLF hospitalization has been estimated to be two or three times higher than that for patients with cirrhosis without ACLF.
The significantly higher hospitalization costs for critically ill patients with ACLF, compared to those with cirrhosis without ACLF, can be largely attributed to increased ICU admissions and, most importantly, hospital stays that are two to three times longer - an average of 16 days for patients with ACLF versus 7 days for patients with cirrhosis without ACLF. Complications are the primary drivers of prolonged hospitalization, with renal and infectious complications being associated with the longest hospital stays.

–Bedside management of ACLF patient hospitalized in Intensive Care Unit

Bernal W et al, J Hepatol, 2021, 75 (Suppl 1), S163-S177
•Key learnings from 2024
In 2024, GENFIT acquired key insights from complementary workstreams that contributed to our understanding of the ACLF continuum, including:
▪Advanced Real-World Evidence analysis: AI-driven evaluation of medical claims data from over 270,000 U.S. patients, uncovering ACLF risk profiles, referral dynamics, and management practices, including patients with acute decompensation of cirrhosis (AD)
▪KOL insights: Key perspectives from the ACLF KOL Advisory Board held during the November 2024 Liver Meeting2 in San Diego, including both U.S. and European perspectives, with both NACSELD (The North American Consortium for the Study of End-Stage Liver Disease) and EF CLIF (European Foundation for the Study of Chronic Liver Failure) stakeholders
▪EF CLIF collaboration: Ongoing engagement with our academic partner EF CLIF, providing strategic insights into clinical management practices and needs
▪Learnings from UNVEIL-IT®: Feedback from investigators on challenges and opportunities
This integrated approach ensures a comprehensive foundation to advance our ACLF pipeline. Notably, we believe including a subset of patients with acute decompensation of cirrhosis, or AD, at a high-risk of progressing to ACLF in our target population for the new trials will better cover the ACLF continuum creates opportunities to address both stages of the disease. With easier and faster identification, we expect that this would enable a more rapid assessment of drug-candidates’ therapeutic potential, supporting data-driven prioritization and minimizing the risk of engaging larger-scale investments.
•Specific highlights from Real World Data program conducted in 2024
Launched in July 2024, the Real-World Evidence (RWE) project was designed to enhance understanding of ACLF syndrome by leveraging real-world data to inform more targeted and effective decision-making. The project was based on the Komodo dataset, linked with Komodo Lab results, one of the largest real-world healthcare data sources in the United States. This database includes comprehensive information on millions of patients, encompassing clinical characteristics, diagnosis, prescriptions, comorbidities, outcomes, and laboratory values.
As part of this initiative, more than 270,000 patients meeting the EASL-CLIF criteria for ACLF were identified for the 2017–2024 period. The collected data offers a longitudinal perspective on patient profiles and disease progression. Additionally, a machine learning model was developed to segment subgroups of ACLF patients and those with Acute Decompensation (AD), facilitating a deeper understanding of risk stratification across different patient profiles.
The first key outcome of this project was an in-depth analysis of the disease continuum between AD and ACLF patients, as well as a detailed characterization of subpopulations at varying levels of mortality risk. These insights served as a scientific foundation for updating GENFIT’s 2025 strategic action plan, supporting the decision to expand our target population in upcoming trials to include a subset of high-risk AD patients who are more likely to progress to ACLF.
Furthermore, the project enabled the development of several high-value deliverables, including:

▪An abstract submitted to EASL 2025 has been accepted for publication, reinforcing GENFIT’s leadership in ACLF research and helping to raise awareness of the syndrome:
▪An enhancement of the UNVEIL-IT® protocol; the analysis of Real-World Data or RWD has further refined the inclusion and exclusion criteria of the clinical protocol, allowing for an approximately 1.4x increase in the pool of recruitable patients.
▪A clinical feasibility assessment for additional proof-of-concept (PoC) trials planned for 2025; a series of simulations on the AD and ACLF RWD cohorts supported the decision on the target subpopulations and the selected endpoints for these clinical studies.
▪An expanded in-house capability for further RWD analyses.

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
–Evidence supporting further development

◦Non-clinical evidence
Non-clinical studies have shown the ability of VS-01 to extract kidney and liver toxins (185 extracted metabolites, including ACLF-related metabolites and uremic toxins) as well as inflammation mediators (28 lipophilic compounds identified including fatty acids and bile acids). Moreover, VS-01-ACLF efficiently captured ammonia. In healthy rats, VS-01-ACLF was shown to remove 20 times more ammonia than a control solution without liposomes. The extraction of ammonia in the peritoneal space further led to a decrease in ammonemia in rats and pigs and to a decrease in brain edema in a model of bile duct ligated rats.

Additional experiments have highlighted VS-01’s ability to counteract lipopolysaccharides (LPS)-induced inflammatory response in a cellular model, and to bind hydrophobic bile acids in a peritoneal fluid diffusion system. On top of its ability to clear ammonia, these findings further support its development for the treatment of patients with decompensated liver cirrhosis and ACLF. These results were presented during the AASLD 2024 Congress.
In rats, VS-01-ACLF had a favorable safety and tolerability profile during a prolonged intraperitoneal dwell time (>4h) and during single and multiple doses.
Based on safety pharmacology studies and a GLP repeated dose toxicity study in minipigs receiving a daily session for 10 days, VS-01-ACLF was found to be safe and well tolerated. No immune reactions were observed in minipigs which are known to be highly sensitive to colloidal formulation and prone to the so-called complement activation-related pseudoallergy (CARPA) reaction following single and daily administration for 10 days.

◦Clinical evidence
A Phase 1b first-in-human (FIH) open-label study has been completed in 12 patients with cirrhosis, ascites, and covert Hepatic Encephalopathy. As a primary objective, the study assessed the safety and tolerability of VS-01-ACLF following intraperitoneal administrations of single-ascending doses and multiple doses on top of standard of care (SOC). VS-01-ACLF pharmacokinetics and efficacy profile were assessed as secondary objectives. VS-01-ACLF was generally well tolerated. Importantly, >80% of patients demonstrated improvement or stabilization of the severity of their liver disease (as assessed by Child-Pugh score). There was a trend towards dose related increases in the clearance of ammonia removed from the peritoneal cavity as well as improvement in cognitive assessments used in the evaluation of patients with Hepatic Encephalopathy. Taken together, the benefit risk profile of VS-01-ACLF is supportive of ongoing clinical investigation in patients with ACLF having ascites. The main outcomes of the Phase 1b FIH study were presented at the AASLD 2021 Congress.

Based on a metabolomic study done on samples collected during this Phase 1b clinical study, a potential effect of VS-01-ACLF in capturing metabolites associated with ACLF and with intense systemic inflammation has been observed. This potential capture of metabolites by VS-01-ACLF in ascites led to reduced accumulation of those ones in blood, and could thus represent a beneficial impact for treated patients. These results were presented at the EASL 2024 Congress and should be further validated in larger cohorts.

Peritoneal
Trimethylamine N-Oxide (TMAO)
N-Acetyl-Alanine
Carnitine
4-Acetamidobutanoic Acid
FoldChange
Time
0
2
24
Blood
FoldChange
Time

Metabolomic levels are shown prior to start of infusion (0h), at the end of dwell time (2h) and 24h after start of the dwell time

–Next milestones

◦UNVEIL-IT® Phase 2 trial
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
As announced in September 2024, lower than expected trial enrollment prompted a protocol amendment to better accommodate patient care logistics and comorbidities. These modifications require time before they can be implemented in every investigational site and before they can significantly impact the enrollment curve. The two main points of focus for our improvement efforts have been:
•Inclusion and exclusion criteria were overly restrictive for a patient population with multiple co-morbidities. As we accumulated data to better characterize these patients, we collaborated with investigators and KOLs to modify the protocol and better address the targeted population.
•Logistical challenges are inherent to the introduction of any new technology. In the case of VS-01 the necessary steps in the reconstitution process, and the limitation of a clinical trial setting, had previously restricted patient enrollment windows. By generating additional stability data, we now offer enhanced storage flexibility for study material, enabling clinical trial centers to use VS-01 more frequently. Additionally, we have been working on the development of an innovative medical device which should be available in 2026 and will further streamline the reconstitution process.
Interim data from the UNVEIL-IT® trial are targeted for the second half of 2025.

◦Proof-of-concept trial

In February 2025, GENFIT announced that alongside UNVEIL-IT®, a new proof-of-concept study highlighting GENFIT’s commitment to VS-01 is expected to launch in the first half of 2025, with results expected in the second half of 2025:

•Target population: patients with AD or ACLF grade 1 having overt Hepatic Encephalopathy, or HE, grades 2, 3 or 4, and ascites as a prerequisite for drug administration
•Number of patients: 21
•Treatment duration: up to 4 days
•Primary endpoint: Time to improvement in overt HE
•Secondary endpoints: Safety and tolerability, pharmacokinetic and pharmacodynamic parameters
•Exploratory endpoints will include blood ammonia, inflammatory and other clinical markers or outcomes

•Our second program: G1090N, based on a reformulation of nitazoxanide (NTZ)

–Rationale and mechanism of action
NTZ and TZ (tizoxanide, NTZ active circulating metabolite), are known to have a wide anti-infectious spectrum acting on bacteria commonly encountered in human intestinal flora. An oral treatment with NTZ is therefore expected to act on bacterial overgrowth and possibly preserve or restore intestinal barrier permeability in patients with acute liver decompensation (AD) and ACLF. During further research, we have also discovered that tizoxanide TZ displays anti-inflammatory and anti-cell death activities. These additional activities are believed to be the main drivers of the therapeutic activity of NTZ (see preclinical evidences below).

–Evidence supporting further development

◦Preclinical evidence
As part of our preclinical program, we have studied (i) the effect of TZ in different cell models, and (ii) the efficacy of orally-administered NTZ in different animal disease models.

•Efficacy on Liver Function and Organ Injury: In two rat ACLF models, one single oral dose of NTZ was previously shown to protect the liver (reduction of major liver enzymes levels, prevention of LPS-induced increases in GGT and total bilirubin), improve markers of renal function (reduction of cystatin C and creatinine levels in plasma) and reduce brain edema (figure below). Additional in vitro experiments have further shown that TZ blunts stress-induced apoptotic cell death in hepatocytes, and protects from necroptotic cell death. This mechanism of action was confirmed in vivo, with oral NTZ treatment reversing the increased expression of apoptotic and necroptotic markers in the livers of ACLF rats ; these results were presented during the EASL 2024 Congress.
•Anti-Inflammatory Efficacy: TZ was previously shown to inhibit the release of inflammatory cytokines in a model of macrophages activated with LPS, and to reduce the inflammation markers in a rat model of ACLF (Figure below). In vivo, one single oral dose of NTZ was further shown to significantly and dose-dependently reduce the rise in circulating inflammatory markers in a model of sterile endotoxemia in rats ; these results were presented during the AASLD 2024 Congress.

•Efficacy against Bacteria- and PAMPs-induced Damages: A repeated oral NTZ treatment was previously shown to improve survival rates in a mice model of intestinal microbiota leakage-induced sepsis. In vitro, TZ was shown to inhibit cytokine production induced by a large range of Pathogen-Associated Molecular Patterns (PAMPs). Together with the efficacy of NTZ to reduce systemic inflammation as well as hepatic injury in a sterile endotoxemia rat model (with LPS used as a PAMP), these data reinforce the therapeutic potential of NTZ to counteract systemic inflammation (and subsequent liver damage), triggered by bacteria and PAMPs ; these results were presented during the AASLD 2024 Congress.

◦Clinical evidence
Two Phase 1 studies were conducted to evaluate the safety and pharmacokinetics of NTZ metabolites in the setting of hepatic impairment or renal impairment. These studies were completed in the fourth quarter of 2022 and the first quarter of 2023, respectively, and are supportive of future investigation in patients with ACLF. The data for the hepatic impairment study were presented in a poster presentation during Digestive Disease Week® (DDW) 2023.

–Next milestones

A proof-of concept study with the new formulation of NTZ was initiated as planned in first quarter 2025. Following recent exchanges with the FDA, it was decided to optimize dose-selection for the planned proof-of-concept study in patients with ACLF, by first evaluating our new formulation in healthy volunteers, followed by hepatic and renal impairment studies. These studies will also generate additional safety data as well as provide data on early markers of efficacy-in-patients with compromised liver function. These data are expected by the end of the year and will serve to optimize the design of the proof-of-concept study now targeted to launch in early 2026.
•Our third program SRT-015 (injectable formulation): an ASK1 inhibitor with multi-system benefits
–Rationale and mechanism of action
SRT-015 is an ASK1 inhibitor. ASK1 triggers the activation of several pathways, most notably two key ones: the p38 MAPK pathway and the JNK pathway. This activation contributes to increased inflammation, cell death and fibrosis. ASK1 inhibition has shown several potentially beneficial effects that may be relevant in ACLF, such as blocking LPS (lipopolysaccharide) associated hyperinflammatory response, reducing the ROS (Reactive Oxygen Species)-related immune response, reducing apoptosis, and reducing fibrosis.
–Evidence supporting further development
Preclinical and clinical evidence support ASK1 inhibition as a relevant therapeutic strategy in multi-system disorders such as Acute-on-Chronic Liver Failure (ACLF). Multi-organ activities of ASK1 inhibitors have been observed in several animal models and clinical trials.
At GENFIT, we have studied the effect of SRT-015 in cell models, and its efficacy in animal disease models, in two posters presented during the 2024 AASLD Congress:

•SRT-015 was shown to decrease the secretion of pro-inflammatory cytokines by human primary PBMCs activated with LPS (and other PAMPs), and to reduce cell death in a model of oxidative stress-induced apoptosis in hepatocytes, even when added after the stress.
•In addition, intravenous administration of SRT-015 was demonstrated to significantly alleviate liver injury and counteract systemic inflammation in two models of acute liver failure in mice.

–Next Milestones
Following the positive preclinical data generated up to and including in first quarter 2025, GENFIT will advance the program and work on an improved formulation aimed at increasing exposure. Pending positive development, the launch of a first-in-human trial could be initiated as early as the second half of 2026.
•Our fourth program CLM-022: a potential first-in-class NLRP3 inflammasome inhibitor
–Rationale and mechanism of action
CLM-022 is a small molecule inhibitor which inhibits the NLRP3 inflammasome at nanomolar concentrations, by blocking the NLRP3 block assembly. Activation of the NLRP3 pathway leads to cell death by the formation of gasdermin D pores at the cell membrane (following gasdermin cleavage), known as pyroptosis, and also initiates the synthesis and maturation of pro-inflammatory cytokines, particularly IL-1β and IL-18. The relevance of this pathway is underscored by several studies, including one which observed a key difference in NLRP3 inflammasome activity by patients with both HBV infection and ACLF versus those with chronic HBV infection alone. Thus, inhibiting the NLRP3 pathway is a promising strategy for treating ACLF.
–Evidence supporting further development
Preliminary preclinical data generated at GENFIT with CLM-022 have confirmed that inhibition of NLRP3 inflammasome is a promising therapeutic approach for ACLF, in two posters presented during the 2024 AASLD Congress:
•In vitro, CLM-022 was shown to inhibit cytokine secretion (IL-1β) in a model of inflammasome activation in human macrophages, even when added in a curative setting. This was associated with the inhibition of gasdermin cleavage, demonstrating engagement of the NLRP3 target with CLM-022.
•First in vivo data have shown that one oral administration of CLM-022 decreases inflammation and protects against liver injury in a model of acute liver injury in mice.
–Next Milestones
Next experiments will aim at confirming the therapeutic efficacy of CLM-022 using different disease models relevant for acute liver decompensation (AD) and ACLF as well as starting formulation development and first toxicological studies in 2025. Pending further positive developments, a first-in-human trial could be initiated as early as end of 2026 or beginning of 2027.
•Our fifth program VS-02-HE: a urease inhibitor
VS-02-HE is being developed in hepatic encephalopathy, or HE, one of the major complications of advanced liver disease and portal hypertension.
–About HE
HE, is a central nervous system disorder representing a diverse spectrum of neurologic symptoms (sleep-wake cycle disturbance, fatigue, concentration difficulty, personality changes, tremor, cognitive deficits, and, in severe cases, coma), and typically occurs in patients with advanced chronic liver disease or porto-systemic shunting. In chronic liver disease, toxins, including ammonia, accumulate in the systemic circulation and can cross the blood-brain barrier. Excess ammonia induces accumulation of glutamine in astrocytes causing osmotic stress and alteration of cell metabolism and can result in brain edema or swelling. As many as 45% of patients with cirrhosis will experience at least one episode of HE. In the U.S. only, two million patients are believed to be at risk of developing HE and 200,000 patients are hospitalized yearly. In Europe, incidence is close to one million patients. Patients with ACLF and HE have higher mortality rates compared to patients who have ACLF only. The prevalence of overt HE at the time of cirrhosis diagnosis is approximately 10–14%. The estimated annual economic burden associated with HE in the US was $7.2 billion in 2009 and around $12 billion in 2014.

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
•VS-02-HE : Our Program to Reduce Hyperammonemia and Stabilize Ammonia Levels in the Blood
–Rationale and mechanism of action
We are developing VS-02, a urease inhibitor currently in preclinical stage. VS-02 is a hydroxamic acid (HA) derivative, which is designed to inhibit ureases by binding to nickel atoms in their active site. As urease-producing bacteria in the gut represent one source of circulating ammonia in humans, urease-inhibitors may represent a promising therapeutic approach for HE. Inspired by earlier studies, the in vitro activity of a series of novel hydroxamic acid (HA) derivatives was investigated on rat caecum content. The lead candidate, VS-02, showed a potency largely exceeding that of HA derivatives tested in former clinical trials. It was further found that VS-02 was neither cytotoxic nor mutagenic at up to 1 mM, which makes it an ideal candidate for development as a novel treatment for HE via a colonic formulation.

–Evidence supporting further development
In vivo efficacy studies showed that VS-02-HE was able to reduce ammonia blood levels in bile-duct ligated (BDL) rats. Additionally, in vivo analyses showed a significant decrease in brain glutamine levels after 5 days of treatment compared to non-treated BDL rats, confirming the therapeutic effects of VS-02-HE. This data supports further evaluation of VS-02-HE as a promising oral candidate for treatment of HE.

–Next milestones

We intend to develop VS-02-HE as a unique oral formulation designed to act where ammonia is primarily produced, minimizing systemic absorption of ammonia while reducing glutamine levels in the brain. Investigational New Drug-enabling nonclinical studies and formulation development started in 2024 with completion expected in 2025. Pending further confirmation, a first-in-human trial could be initiated in 2027.

2. Other life-threatening diseases programs
In addition to our programs in ACLF indication, our pipeline includes also other life-threatening diseases programs GNS561 in Cholangiocarcinoma (CCA) and VS-01-HAC for Ammonia Clearance and Prevention of Hyperammonemic Crises or HAC.
In December 2021, we licensed the exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland.

In early 2025, GENFIT completed the acquisition of the full intellectual property rights for GNS561 from Genoscience Pharma, expanding upon the limited rights initially obtained through a license at the end of 2021. For more information about the financial terms of this new agreement, see Note 2.2 - "Major events after the period" to our consolidated financial statements included in this annual report.
VS-01 was added to our pipeline in September 2022, following the acquisition of Versantis AG.

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
•Our Program: GNS561
To address the significant unmet need in patients diagnosed with CCA, GENFIT is developing GNS561 to prolong the overall survival of patients who present with iCCA and eCCA. GNS561 is a Palmitoyl Protein Thioesterase-1 (PPT1) inhibitor that blocks autophagy.
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

–Next milestones
GNS561 received orphan drug designation for CCA from the FDA in September 2022. Given the high unmet need in this indication and the Orphan Drug Designation obtained from the FDA for GNS561, we believe that the program may qualify for some of the expedited regulatory pathways provided by health authorities.
The GNS561 Phase 1b/2a clinical trial is currently ongoing. In Phase 1b of this study, patients with advanced KRAS mutated CCA, who have previously failed a standard of care first line therapy, will be enrolled to evaluate the safety and tolerability of GNS561 when given in combination with trametinib, a MEK inhibitor, and to identify the recommended doses of the combination to be administered in Phase 2a. In Phase 2a, the safety and efficacy of the combination will be assessed in patients with advanced KRAS mutated CCA who have otherwise failed standard-of-care for first line therapy and who do not have an actionable mutation.
Phase 1b data is expected by year-end 2025.

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

–Next milestones

Following feedback from FDA (U.S.) and PDCO (Europe), we are in a situation to start a pivotal juvenile toxicology study in Göttingen Minipigs earlier than initially planned, potentially as early as 2H25, with data expected before the end of 2025. Pending further confirmation, a first-in-human trial could be initiated toward the end of 2026.

3. Our diagnostics franchise
In addition to our therapeutic programs in ACLF and other life-threatening liver diseases, our pipeline also includes a diagnostic franchise (NIS4®/NIS2+® in Metabolic dysfunction-associated steatohepatitis, or MASH, and TS-01 focusing on blood ammonia levels).
NIS4®/NIS2+® is our internally developed next-generation technology for the identification of patients with at-risk NASH/MASH. We out-licensed our NIS4® technology and its improvements to Labcorp in 2019 and 2020 in the field of clinical research and for the development of a laboratory-developed test (LDT), respectively. NIS4® is commercialized under the name NASHnext® in the US and Canada. In 2021, we also signed a non-exclusive license with Q Squared Solutions LLC, or Q2, with the objective to broaden access to our NIS4® technology in the clinical research space. Our agreements with Labcorp and Q2 also provide access to NIS2+®. See in Item 4.B - "Out-licensing partnerships” herein for more information regarding these agreements.
TS-01 is our technology for measuring ammonia in blood. It has integrated our pipeline in September 2022, following the acquisition of Versantis AG.
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
MASH, the more severe form of metabolic dysfunction-associated steatotic liver disease (MASLD) is characterized by the presence of hepatocyte ballooning and inflammation, in addition to steatosis. MASH can progress silently towards cirrhosis, precluding the opportunity for clinicians to diagnose and intervene therapeutically prior to the development of severe liver complications, and constitutes a growing cause of cirrhosis, liver failure, and liver cancer globally. Furthermore, MASH is projected to become the leading cause of liver transplantation in the United States—it already is the primary cause among women and the secondary cause overall. Given this clinical scenario, there is a pressing need to identify patients at higher risk of disease progression, who could be considered for therapeutic intervention with existing options or when potentially promising agents currently in late-stage clinical development obtain regulatory approval.
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

At the end of 2022, Madrigal Pharmaceuticals announced positive data in its pivotal Phase 3 MAESTRO-NASH clinical trial of resmetirom for the treatment of MASH and liver fibrosis. On March 14, 2024, Madrigal Pharmaceuticals announced FDA approval of Rezdiffra™ (resmetirom) in conjunction with diet and exercise for the treatment of adults with noncirrhotic NASH with moderate to advanced liver fibrosis. Rezdiffra™ is thus the first-ever approved drug for the treatment of MASH, which should increase the focus on diagnosis over the coming years. On November 1, 2024, Novo Nordisk announced positive results from their pivotal ESSENCE Phase 3 trial, evaluating the safety and efficacy of Semaglutide 2.4mg for the treatment of patients with at-risk MASH, becoming the second company with a successful Phase 3 read-out in the MASH field. Novo Nordisk expects to file for regulatory approvals in the US and EU in the first half of 2025.
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
Our first biomarker technology, NIS4®, integrated the outputs of four MASH-associated biomarkers  (alpha-2-macroglobulin, YKL-40, hemoglobin A1c, and miR-34a-5p) through an algorithm to produce a single score that can be utilized to rule in and rule out at-risk MASH, while minimizing the number of indeterminate test results. In November 2021, NIS4® technology’s utility was demonstrated in a biomarker qualification Phase 1 study undertaken by the NIMBLE consortium with unique performance for identifying patients with “at-risk” MASH and the components of "at-risk MASH (MASH, NAS ≥ 4 and fibrosis stage ≥ 2). In September 2023, these data have been published in the prestigious scientific journal Nature Medicine.
In 2023 and 2024, first-ever NIS4® data obtained on samples collected from external clinical trials were published and presented, showing significant reduction of NIS4® in patients who have been treated and on which treatments were effective, confirming a potential use of NIS4® as a treatment response biomarker.
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
In November 2024, new data on NIS2+® were presented at the 2024 AASLD Congress :
•NIS2+® to monitor disease evolution in patients with MASH and Fibrosis (2 posters of distinction)
•NIS2+® as a monitoring tool for the detection of patients who achieved the MASH clinical trial endpoints (1 poster)
•NIS2+® as a second line test in patients with intermediate FIB-4 score improves the referral of patients to specialists (late-breaking poster)
Importantly, the new Clinical Practice Guidelines for metabolic dysfunction-associated steatotic liver disease (MASLD) published in June 2024 in the Journal of Hepatology have included our NIS2+® Diagnostic technology as a key tool for detecting at-risk MASH, representing an important milestone for this technology. These guidelines were developed as a joint effort by the European Association for the Study of the Liver (EASL), the European Association for the Study of Diabetes (EASD), and the European Association for the Study of Obesity (EASO), and provide healthcare providers an update on prevention, screening, diagnosis, follow-up and treatment for MASLD. The new guidelines were presented during the EASL Congress in June 2024.
NIS2+® is included for the first time is these guidelines as a non-invasive tool to detect at-risk MASH, and is the only blood-based panel mentioned for this condition. With the recent U.S Food and Drug Administration approval of resmetirom in the US, and given that liver biopsy will continue to be used sparingly in routine clinical practice due to its invasiveness and procedure-related limitations, alternative non-invasive panels with high predictive value validated for the detection of at-risk MASH such as NIS2+®, could play an important role in selecting individuals able to benefit from pharmacotherapy.

Graphical summary of NIS2+® development and validation:

–Next milestones
Significant progress has been made since the recognition of NIS2+® as a key tool for detecting at-risk MASH in June 2024, as our technology is now also covering screening and monitoring needs, and not just diagnostics needs. With more than 20 clinical MASH trials using our technology, more publications are referring to it, highlighting the relevance of our solution. In March 2024, Rezdiffra™ (resmetirom) was the first drug approved for treatment of MASH in the United States. Our business goal is to develop out technology into an IVD test, either in collaboration with a commercial partner or by ourselves.
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
Overt HE occurs in 30-45% of patients with cirrhosis, leading to approximately 1 million cases considering approximately 2.8 million cases of cirrhosis worldwide. There is a need for a reliable point of care device to measure ammonia in the blood in patients with HE, so that there can be a repeated quantification of ammonia levels to test the efficacy of ammonia-lowering treatments. Furthermore, ammonia levels can predict the onset of new episodes of HE even with mild hyperammonemia, but there are currently logistical challenges to accurately measure ammonia in the blood.
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
–A high unmet medical need
When patients with altered mental status are admitted to the emergency department, HE should be diagnosed as fast as possible to initiate further diagnostic tests, especially in the emergency department, where resources of medical staff and time are limited. Since many of the symptoms of HE also occur in people with other types of brain disease or damage (e.g., stroke, brain tumor, or bleeding inside the skull), an ideal bedside test for fast, precise and accurate ammonia measurements would:
•Allow for the rapid diagnosis of HE. A high ammonia level increases the probability of HE especially in patients who have known liver disease.
•Trigger other diagnostic steps to explore other etiologies of altered mental status (a low ammonia level reduces the probability of HE) or to rule out potential gastrointestinal bleeding if HE confirms (e.g., endoscopy).
•Initiate specific medical treatment (e.g., lactulose/antibiotic therapy). Especially in the emergency department, where resources of medical staff and time are limited.
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

The underlying technology behind the Transmembrane pH-gradient polymersomes for ammonia quantification in blood consist of vesicles made of non-biodegradable polymers that form a bi-layer membrane. The aqueous core of the vesicles is loaded with a pH-sensitive dye in an acidic buffer. An alkaline buffer on the outside generates the pH-gradient across the polymersomes’ membrane. Uncharged ammonia in blood samples can easily diffuse across the polymeric membrane into the core of the polymersomes, where it is protonated due to the acidic environment. Generated ammonium ions cannot diffuse back due to their charge. Accumulation of protonated ammonia inside the core of the vesicles triggers an increase in pH and consequently an increase in fluorescence intensity of the pH-sensitive dye. The increase correlates with the ammonia concentrations in the sample. When an equilibrium state is reached, fluorescence can be easily measured and thus ammonia concentrations in blood can be derived. This unique mechanism allows us to scale polymersome technology from high throughput to single measurements in a POC device.
The polymersomes technology was developed and validated by the Federal Institute of Technology Zurich (ETH Zurich) and we hold an exclusive worldwide license to develop and commercialize this technology in all fields, with an option to purchase the intellectual property subject to certain conditions.
The development of TS-01, based on polymersome technology, is being carried out in collaboration with the ZHAW School of Engineering, which has expertise in optoelectronics and the development of advanced biomedical instrumentation. A lab-bench prototype has been created, designed for simple and fast handling through a portable point-of-care (POC) device. This device offers a swift turnaround time for tests, requires only a small sample volume (80 µL of blood), and provides a large quantification range for ammonia. The test has been validated in human whole blood, and the next steps include miniaturization and optimization of the prototype device and components of the test.
xi. Strategic Partnerships
•Out-Licensing Partnerships
◦Strategic Collaboration with Ipsen
In December 2021, GENFIT entered into a long-term strategic partnership for global collaboration with Ipsen Pharma SAS, or Ipsen, a global, mid-sized biopharmaceutical company focused on transformative medicines in oncology, rare disease and neuroscience. The agreement gives Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns, see below) license to develop, manufacture and commercialize our investigational treatment elafibranor, for people living with PBC, and in other indications. The partnership also gives Ipsen access to future clinical programs led by GENFIT through rights to first negotiation and combines GENFIT’s scientific expertise and proprietary technologies in liver disease with Ipsen’s development and commercialization capabilities.
GENFIT remained responsible for the Phase 3 ELATIVE® trial through the completion of the double-blind treatment period. Ipsen has assumed responsibility for all additional clinical development, including completion of the long-term, open-label extension period of the ELATIVE® trial, and global (excluding Greater China) commercialization.
Under the agreement, Ipsen will pay GENFIT up to €480 million, comprising an upfront cash payment of €120 million received in 2021, as well as regulatory, commercial, and sales-based milestone payments up to €360 million, plus tiered double-digit royalties of up to 20%. In addition, to underscore its long-term commitment, Ipsen also became our largest shareholder through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. The new shares were, but no longer are, subject to a lock-up period. For more information about the financial terms of the agreement, including milestones received to date, see Note 7 - "Revenues and other income" as well as Note 29 - "Commitments, contingent liabilities and contingent assets"" to our consolidated financial statements included in this annual report.
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
◦Agreement with Genoscience Pharma
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
In January 2025, GENFIT acquired all patents and patent applications, know-how, and data held by Genoscience Pharma necessary for the development, manufacturing, and marketing of GNS561 worldwide (“GNS561 Technology”) regardless of its therapeutic indication, form, dosage, or formulation, incorporating in whole or in part the GNS561 Technology (including as an active ingredient) or manufactured using this Technology. As a result of the acquisition, the License and Development Agreement described above was terminated. For more information about the financial terms of this new agreement, see Note 2.2. - "Major events after the period" to our consolidated financial statements included in this annual report.
◦License Agreement with Seal Rock Therapeutics
In May 2023, GENFIT licensed the exclusive worldwide rights of ASK1 Inhibitor SRT-015 (injectable formulation in acute liver disease) from Seal Rock Therapeutics, a Seattle, Washington (USA) based clinical stage company.
Under the terms of the agreement, Seal Rock Therapeutics is eligible for payments of up to €100 million (of which €2 million has already been paid), including regulatory, clinical and commercial milestones, as well as tiered royalties. Remaining payments would only begin to become due following positive Phase 2 results, which would not occur before 2026, according to our best estimates. For more information about the financial terms of the agreement, see Note 29 - "Commitments, contingent liabilities and contingent assets" to our consolidated financial statements included in this annual report.
◦License Agreement with Celloram
On July 28, 2023, GENFIT licensed the exclusive worldwide rights to CLM-022, a first-in-class inflammasome inhibitor in liver disease, from Celloram Inc., a Cleveland-based biotechnology company.
Under the terms of the agreement, Celloram is eligible for payments of up to €160 million (of which €50 thousand has already been paid), including regulatory, clinical and commercial milestones, as well as tiered royalties. Almost all of these payments would only begin to become due following positive Phase 2 results, which would not occur before 2028, according to our best estimates. For more information about the financial terms of the agreement, see Note 29 - "Commitments, contingent liabilities and contingent assets" to our consolidated financial statements included in this annual report.
•Other strategic collaboration: European Foundation for the Study of Chronic Liver Failure (EF CLIF)
In April 2024, GENFIT announced the launch of a research collaboration with EF CLIF, aimed at advancing the understanding of ACLF. EF CLIF has conducted several large prospective observational studies in large numbers of patients admitted to hospital in Europe and Latin America for acute decompensation of cirrhosis, helping to better understand the onset and progression of ACLF.
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
◦PBC
UDCA, approved by the FDA to treat PBC in 1997, remained the only approved treatment for PBC until 2016, when Ocaliva® was approved by the FDA and European Medicines Agency for the treatment of PBC in combination with UDCA in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA.
In 2024 and early 2025, the competitive landscape has evolved significantly:

1. Ocaliva® (Obeticholic Acid) – initially developed Intercept Pharmaceuticals
European Status:
On September 3, 2024, the European Commission (EC) made the decision to revoke the conditional marketing authorization of Ocaliva® following a Phase 3 confirmatory study, the benefit/risk balance of Ocaliva® was no longer favorable. The decision was suspended with immediate effect by the European Court of Justice shortly thereafter but in December 2024, the General Court of the European Union declined to extend the suspension of this decision, effectively revoking Ocaliva®'s CMA in the European Union and European Economic Area. As a result, Ocaliva® was withdrawn from the European market for PBC treatment.

U.S. Status:
In September 13, 2024, the FDA's Gastrointestinal Drugs Advisory Committee also concluded that Ocaliva®’s benefit-risk profile was unfavorable for PBC treatment. A final decision from the FDA was expected by October 15, 2024. As of March 2025, Ocaliva® continues to be available under accelerated approval for the treatment of appropriate patients.

2. Livdelzi® (seladelpar) – initially developed by CymaBay Therapeutics (acquired by Gilead in March 2024)

On August 14, 2024, Gilead announced that the FDA had granted accelerated approval to Livdelzi® (seladelpar) for the treatment of PBC in combination with ursodeoxycholic acid (UDCA) in adults who have an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.
In February 2025, Gilead announced that the European Commission (EC) granted conditional marketing authorization for seladelpar for the treatment of PBC in combination with UDCA in adults who have an inadequate response to UDCA alone, or as monotherapy in those unable to tolerate UDCA. In January 2025, seladelpar received approval from the UK Medicines and Healthcare products Regulatory Agency (MHRA).

◦ACLF
No drugs have been approved in this indication so far and the only therapeutic option currently available is liver transplantation. Some companies are investigating the potential of certain technologies, but given known challenges in the space, we believe those would likely become complementary to what GENFIT is developing rather than serve as direct competitors.
◦CCA
Current treatment options are limited to chemotherapy. The current pipeline of drugs in development includes anti-PD-(L)1 combinations, FGFR2 and PARP inhibitors, and pan-KRAS inhibitors. FGFR2 and PARP inhibitors are limited to patients with specific alterations, while the expectations from anti-PD-(L) to work in CCA are currently low. A combination of atezolizumab and cobimetinib (anti-PD-(L)1 and MEKi) is being evaluated but preliminary data do not show a major benefit.
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
The main limitations of the current gold standard can be resolved with a reliable point of care device at the patients' bedside. The current point of care device commercially available (Arkray’s PocketChem BA analyzer) is however limited by its narrow quantification range (7-286 µmol/L), its interference issues and its underestimation of ammonia levels in comparison to enzymatic assays.
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
–Manufacturing and Supply
We do not have any clinical manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for preclinical and clinical testing, as well as for commercial manufacturing if our drug candidates receive marketing approval.
Pursuant to our agreement with Genoscience Pharma, Genoscience Pharma supplied our clinical and commercial requirements for GNS561 until now. Following the acquisition of the full intellectual property rights for GNS561 from Genoscience Pharma in early 2025, GENFIT will contract directly with the API manufacturer and the DP CDMO for all future supplies for GNS561.
NTZ is already approved and commercialized in several jurisdictions in various indications and we therefore purchased our supply of NTZ for clinical purposes in the market through pharmaceutical wholesalers. G1090N our new proprietary formulation of NTZ, to be used for our new proof-of concept clinical trial has been developed. We have selected one supplier for the active substance NTZ and another CDMO for the manufacture of the therapeutic units of G1090N.

VS-01 contains citric acid anhydrous as active ingredient for which a supply agreement covering clinical trials is in place with a third party GMP supplier. VS-01 is a kit containing three intermediate products, supplied by different GMP suppliers, each responsible for the production of VS-01 lipid blend, citric acid solution, liposomal aqueous suspension, xylitol alkaline solution and the kitting and clinical labeling activities. The supply of VS-01 kits to clinical sites is managed by an external supplier in accordance with the GDP. The kits are to be reconstituted at the pharmacy hospital based on the instructions provided in the pharmacy manual and prior administration to patients.
SRT-015 IV formulation is developed by GENFIT that owns its full intellectual property rights. Seal Rock supplied the SRT-015 API required for current developments. We have pre-selected two external CDMOs for the manufacture of the therapeutic units of SRT-015 injectable drug product.
With respect to our NIS4® technology, we have entered into two license agreements with Labcorp to further develop and manufacture a test using NIS4® technology for clinical research as well as to allow them to develop and commercialize an LDT named NASHNext® and powered by our NIS4® technology in routine clinical care in the U.S. and Canada.
xii.     Intellectual Property
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
–Patents
As of March 31, 2025, we own 56 issued U.S. patents, over 643 issued foreign patents in force, 27 pending U.S. applications, and over 348 pending foreign patent applications. Our patent portfolio contains 80 different patent families, which are made up of over 991 patents and patents applications. Twenty-three of our patent families relate to our lead product candidate, elafibranor. Following the acquisition of Versantis AG, three patent families (including two U.S. patent applications and three issued U.S. patents) were integrated into our patent portfolio, now enriched by four new patent families. Following the acquisition of intellectual property relating to GNS561 from Genoscience Pharma, five patent families (including one U.S. patent application and three issued U.S. patents) were integrated into our patent portfolio.
•Elafibranor
Our patent portfolio for elafibranor, a molecule synthesized by us, includes issued patents and pending patent applications directed to manufacturing methods, combinations and methods of use. As of March 31, 2025, the U.S. patent directed to the composition of matter of elafibranor is no longer in force, having expired in September 2024. Elafibranor is, protected in several later patents, without taking patent term extensions into account. We also have counterpart patents in various countries and regions, including Australia, Brazil, Canada, China, Europe, Israel and Japan.
In addition, we own eleven U.S. granted patents directed to the treatment of cholestatic diseases, in particular PBC, which, if issued, are expected to expire from 2037 to 2041, without taking patent term extensions into account. We also have counterpart pending patent applications in various countries or regions, including Australia, Canada, Europe, Israel, China, and Japan.
In addition, we own U.S. patents directed to the method of preparing elafibranor, one which expired in 2024 without any significant impact for the business of elafibranor, and one which is expected to expire in 2031. We also have counterpart patents granted in various countries and regions, including Canada, China, Europe, and Israel.
In addition to these patents and pending applications, we are also pursuing additional patents directed to specific forms of elafibranor, and combinations with other pharmaceutical compounds.

We also filed in 2024 three new priority patent applications and two international patent applications on elafibranor for treating PBC, and also an international patent application on new formulation of elafibranor, thus reinforcing and further protecting our lead product.
In 2024, two Patent Term Extension Applications were filed with the U.S. Patent and Trademark Office.
Elafibranor is currently covered by four Orange Book listed U.S. patents.
All the U.S. patent applications and patents are under license to IPSEN.
•ACLF pipeline
We are further developing patent protection directed to our repositioning of nitazoxanide for treating ACLF/sepsis. As of March 31, 2025, two U.S. patent applications are pending. These patent applications, if granted, would be expected to expire in 2041 and 2042 (excluding any patent term extension). In addition, we maintain protection directed to nitazoxanide for treating cholestatic and fibrotic diseases. As of March 31, 2025, six U.S. patents have been granted for the use of NTZ in the treatment of different fibrotic diseases. Three U.S. patents have been granted for combination of NTZ with other therapeutic agents in the treatment of different fibrotic diseases. These patents and patent applications, if granted, would be expected to expire from 2037 to 2038 (excluding any patent term extension).
One international patent application filed in 2023 for the use of nitazoxanide in the treatment of ACLF / sepsis, also reinforces our patent portfolio on this compound.
As of March 31, 2025, we also own two U.S. patent applications directed to proprietary compounds for treating ACLF/sepsis. These patent applications, if granted, would be expected to expire in 2042 (excluding any patent term extension). Foreign filings are expected in 2025 for the international patent application filed in 2023 for the use of other compounds in the treatment of ACLF/sepsis.
Acquisition of Versantis AG has allowed us to reinforce our patent portfolio for the treatment of ACLF. As of March 31, 2025, we own three U.S. granted patents and one U.S. patent application (some of them derivable from PCT applications) directed to VS-01 for the treatment of ACLF. These patent applications, if granted, would be expected to expire from 2033 to 2036 (excluding any patent term extension).
We also filed in 2023 one international patent application for the use of VS-01 in the treatment of UCD (Urea Cycle Disorder) reinforcing our patent portfolio on this compound. Foreign filings are expected in 2025 for this application.
We also own one U.S. patent application directed to VS-02 in the treatment of UCD or Hepatic Encephalopathy.
•Diagnostic Franchise
As of March 31, 2025, we own eight U.S. patent applications and two U.S. granted patent directed to the diagnosis of MASH, in particular our NIS2+® and NIS4® diagnostic technology, using certain biomarkers. The U.S. applications, if issued, would be expected to expire between 2036 and 2043.
We also have filed several US patent applications covering some other diagnostic tools and protecting some other research tools. We filed in 2024 three international patent applications and four priority patent applications to reinforce our protection on this diagnostic technology.
As of March 31, 2025, we also two one U.S. patent applications and one U.S. granted patent directed to the diagnosis of MASH, using other biomarkers. The U.S. applications, if issued, would be expected to expire from 2038 to 2043. We also filed in 2024 four new priority applications on methods and devices for the diagnosis of advanced liver fibrosis or liver cirrhosis.
•Cholangiocarcinoma
The acquisition of Genoscience Pharma's intellectual property assets relating to GNS561 has allowed us to reinforce our patent portfolio for the treatment of cholangiocarcinoma. As of March 31, 2025, we own three U.S. granted patents and one U.S. patent application directed to GNS561 or analogs for the treatment of CCA. These patent applications, if granted, would be expected to expire from 2035 to 2043 (excluding any patent term extension).
•In-licensed compounds
The licensing agreements signed in 2023 have reinforced our leadership position in the treatment of ACLF, with the intellectual property rights attached to the candidate drugs SRT-015 and CLM-022. The licensing agreements have also reinforced our intellectual property rights of the diagnostic franchise with TS-01.
As of March 31, 2025, one U.S. patent applications and one U.S. granted patent are directed to SRT-015. The U.S. applications, if issued, would be expected to expire from 2038 and 2044. In 2024, GENFIT has filed one new priority application directed to SRT-015 for treating ACLF/sepsis and one new priority application on a new formulation of SRT015.

One U.S. patent application was also filed in 2025 for CLM-022 in relation with the treatment of ACLF.
As of March 31, 2025, one U.S. patent application and three U.S. granted patent are directed to TS-01, a diagnostic device for hyperammonemia. The U.S. applications, if issued, would be expected to expire from 2037 to 2038.
•Patent Term Extension (PTE)
In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension, or PTE, under the Hatch-Waxman Act as compensation for the reduction of patent monopoly time during the FDA regulatory review process. This extended coverage period, PTE, can only be obtained provided we apply for and receive a marketing authorization for a product. The period of extension may be up to five years beyond the normal expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In the European Union, Supplementary Protection Certificates, or SPCs, may also be available to patents, which would be available by application to the member states. However, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We will use the procedures established to compensate regulatory delays via Patent Term Extension in the U.S. and via Supplementary Protection Certificates in the EU as soon as Health authorities grant NDA in the U.S. or MA in the EU for our products.
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
We own more than 550 registered or filed trademarks worldwide.
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
•Domain names
It is our policy to file domain names for communicating or giving information on our products or services to patients, prescribers or payers. We own today more than 190 domain names.
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
xiii.     Government Regulation
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
Preclinical and Human Clinical Trials in Support of an NDA
Preclinical studies include laboratory evaluations of the drug candidate, as well as in vitro and animal studies to assess the potential safety and efficacy of the drug candidate. The conduct of preclinical studies is subject to federal regulations and requirements including GLP regulations. The results of the preclinical studies, together with manufacturing information and analytical data, among other things, are submitted to the FDA as part of the IND, which must become effective before human clinical trials may commence. The investigational new drug application, or IND, will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time and places a clinical hold on the IND. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. The FDA may nevertheless initiate a clinical hold after the 30 days if, for example, significant public health risks arise.
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
Accelerated Approval Pathway
The FDA may grant accelerated approval, under Subpart H of 21 CFR Part 314, to a drug for a serious or life-threatening condition that provides meaningful advantage to patients over available therapies based upon a determination that the drug demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a disease or condition when the drug demonstrates an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, in each instance taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
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
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, confirmatory studies to verify and describe the drug’s clinical benefit, the design of which must be agreed upon with the FDA prior to approval. FDA generally intends to require that confirmatory trials be underway prior to accelerated approval. No later than the date of the accelerated approval, the FDA must specify the conditions for a post-approval trial or trials required to be conducted with respect to the drug, which may include enrollment targets, the trial protocol and milestones, including the target date of trial completion. Sponsors must submit status reports on required post-approval trials every six months. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the drug. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.
Post-Approval Requirements
In addition to the post-approval requirements specific to an accelerated approval pathway, other post-approval requirements apply regardless of the approval pathway.

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
In addition, the Best Pharmaceuticals for Children Act (“BPCA”), provides NDA holders a six-month extension of any eligible exclusivity—existing patent or nonpatent with at least nine months of exclusivity remaining—for a drug, if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. If the sponsor does undertake the clinical trials and submits pediatric data that fairly respond to the written request, the FDA may grant six-months exclusivity. The data do not need to show the product to be effective in the pediatric population studied. The six-month exclusivity attaches to all existing, eligible exclusivity and patents.
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
Device Classification
Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
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
Laboratory Developed Tests (LDTs)
The FDA has generally considered LDTs to be in vitro diagnostic products that are intended for clinical use and that are designed, manufactured and used within a single clinical laboratory certified under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and meeting the regulator requirements under CLIA to perform high complexity testing. The FDA takes the position that it has the authority to regulate such tests as devices under the FDCA. The FDA has historically exercised enforcement discretion, meaning FDA has not enforced premarket review or other applicable FDA requirements with respect to LDTs. On May 6, 2024, the FDA issued the LDT Final Rule amending FDA’s regulations to make explicit that IVDs are medical devices under the Federal Food, Drug, and Cosmetic Act or FDCA, including when the IVD manufacturer is a laboratory. The LDT Final Rule would have required companies to obtain FDA clearance in order to continue marketing their LDTs. Along with this amendment, FDA finalized a policy under which FDA was set to begin a phased implementation of IVD requirements over the course of four years. These phases were set to begin in May 2025. However, on March 31, 2025, in a suit before the U.S. District Court for the Eastern District of Texas, the court vacated the FDA's LDT Final Rule, outlining its disagreement with FDA’s expansion and interpretation of the definition of “device” and the agency’s overall interpretation of its authority to regulate LDTs under the FDCA. As a result of this decision, the LDT Final Rule will not go into effect in May 2025 and its future is uncertain.
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
In the EEA, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20, or CTD, and related national implementing legislation of EEA countries. As from January 31, 2023, all new clinical trial applications are registered pursuant to the CTR. Trials approved under the CTD before January 30, 2023 and continuing beyond January 31, 2025 had to be transitioned to the CTR.
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
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EEA countries. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for human drugs that are (i) derived from biotechnological processes, (ii) officially designated as orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs, and (iv) contain a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval. Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.
Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA and delivery of the CHMP opinion is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by EMA in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If EMA accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). EMA can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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
Orphan Drugs in the EU
In the EEA, Regulation (EC) No 141/2000 as amended by Regulation 847/2000, as implemented by Regulation (EC) No. 847/2000, provides that a drug will be designated as an orphan drug if its sponsor can establish:
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

EU Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving marketing authorization, innovative, medicinal products are generally entitled to receive eight years of data exclusivity followed by an additional two years of market exclusivity. Data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial contained in the dossier of the reference product when submitting a generic application or biosimilar MAA for eight years from the date of authorization of the reference product. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period will be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. A sponsor can also choose to use positive data from the agreed pediatric program for this additional authorization, however if a sponsor decides for this, it is no longer possible to request the 6-month SPC extension as explained under the EU pediatric regulation. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity. In the EEA, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an MAA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
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
All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
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
With respect to elafibranor in the PBC indication, Ipsen, as the laboratory partner, is responsible for marketing the product to healthcare providers and is responsible for seeking coverage and reimbursement from third party payors in all markets.

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
In addition, some EEA countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EEA country, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries. In December 2021, the EU Parliament adopted the HTA Regulation which aims to harmonize the clinical benefit assessment of HTA across the EEA, the consequences of which remain unknown at this time. In addition, a joint EU HTA process is being implemented in phases, starting with oncology medicines and advanced therapy medicinal products (ATMPs) from 2025, before expanding to orphan drugs in 2028 and other products in 2030. It will introduce EU-level joint scientific consultations (JSCs) and joint clinical assessments (JCAs) that will serve as the basis for national value assessments and price negotiations. 25 JCAs are planned to be conducted by the EU HTA Coordination Group (HTACG) in 2025.
While preparations gathered pace in 2024, there are short-term risks and uncertainties related to the new JCA framework, especially as regards methodologies (i.e. comparators and endpoints), potential delayed assessments, and the disruption caused to national HTA processes in adopting EU HTA without additional resources.
Furthermore, the new EU HTA regulation will trigger increased workload and higher evidence requirements at launch, requiring manufacturers to adapt their operating models. As countries and companies transition to the new processes, EU-wide coordination on HTA is anticipated to gain momentum, albeit slower than initially expected.

Another priority of the European Commission is to secure the uninterrupted supply of medicines in Europe. In 2024 it launched the Critical Medicines Alliance, paving the way for a possible Critical Medicines Act in the future. To mitigate drug shortages, the European Commission is pursuing several actions including reshoring of generics production, compulsory stockpiling, and joint procurement of the most critical medicines. The anticipated revenue from and growth prospects for products in the EEA could be negatively affected by the HTA Regulation.
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
There have been judicial, executive and Congressional challenges, as well as a number of proposed and enacted health reform measures that have impacted certain aspects of the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to additional judicial or Congressional challenges in the future. It is unclear how any such challenges or the health reform measures of the Biden Administration will affect the ACA. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new U.S. administration could change some of the IRA provisions, including Medicare drug price negotiations.
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S Presidential Orders, U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, for example, the IRA, among other things (i) directs the Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. President Trump rescinded former U.S. President Biden's October 14, 2022 executive order directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Overview
We are a late-stage clinical biopharmaceutical company dedicated to the discovery and development of innovative drug candidates and diagnostic solutions targeting liver-related diseases where there is considerable unmet medical need. We are a pioneer in the discovery and development of drugs for liver diseases with a rich history and strong scientific heritage spanning almost two decades. Our pipeline now covers the following therapeutic areas with the following drugs at different development stages (preclinical, Phase 1 and Phase 2), with different mechanisms of action:

Acute on Chronic Liver Failure, or ACLF:
•VS-01-ACLF,
•Nitazoxanide, or NTZ,
•SRT-015,
•CLM-022,

Hepatic Encephalopathy, or HE:
•VS-02-HE

Cholangiocarcinoma, or CCA:

•GNS561
Urea Cycle Disorder, or UCD, and Organic Acidemia, or OA:
•VS-01-HAC
In addition, our pipeline includes a diagnostic franchise including NIS2+® in Metabolic dysfunction-Associated Steatohepatitis (MASH, previously known as NASH, for nonalcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels.
The worldwide development and commercialization rights in elafibranor for the treatment of PBC and other indications were licensed to Ipsen Pharma SAS, or Ipsen, through a partnership agreement signed in December 2021, the Ipsen Agreement, with the exception of Greater China, which is licensed to Terns Pharmaceuticals, Inc., or Terns, in MASH and PBC since June 2019. In June 2023, we and Ipsen announced positive 52-week interim topline data from the pivotal ELATIVE® Phase 3 trial. In June 2024, we and Ipsen announced Ipsen’s Iqirvo® (elafibranor) of 80 mg tablets received U.S. FDA accelerated approval as a first-in-class treatment for Primary Biliary Cholangitis (PBC).
In September 2022, we acquired Versantis AG, a private Swiss-based clinical stage biotechnology company, focused on addressing the growing unmet medical needs in liver diseases. With the acquisition, we added the following Versantis' assets to our pipeline: VS-01, VS-02 and TS-01.
We are also developing GNS561 in CCA following the execution in December 2021 of an exclusive license to develop and commercialize GNS561 in the United States, Canada and Europe (including United Kingdom and Switzerland) from Genoscience Pharma. In January 2025, we acquired all patents and patent applications, know-how, and data held by Genoscience Pharma necessary for the development, manufacturing, and marketing of GNS561 worldwide (“GNS561 Technology”) regardless of its therapeutic indication, form, dosage, or formulation, incorporating in whole or in part the GNS561 Technology (including as an active ingredient) or manufactured using this Technology. As a result of the acquisition, the License and Development Agreement described above was terminated.
In 2023, we in-licensed two additional investigational drugs in ACLF. SRT-015 is an ASK1 inhibitor in-licensed from Seal Rock Therapeutics in acute liver diseases. CLM-022 is a small molecule inhibitor targeting the NLRP3 inflammasome in-licensed from Celloram.
We are also developing a MASH biomarker-based diagnostic program, called NIS4® and its improvement, NIS2+®, a technology to identify patients with MASH who may be appropriate candidates for drug therapy. In January 2019, we entered into a first license agreement with Labcorp to allow Labcorp to develop and commercialize NIS4® in the clinical research space through their drug development subsidiary, Covance. A second exclusive license agreement with Labcorp to allow them to develop and commercialize an LDT powered by NIS4® technology for use in routine clinical diagnostic testing in the United States and Canada and in 2021, Labcorp launched commercialization of NASHNext®, an LDT powered by our NIS4® technology. The technology is also licensed to Q Squared Solutions LLC (Q2) in the clinical research field.
In 2021, we recorded revenue from the receipt of an upfront payment under the Ipsen Agreement (part of which was recognized in 2022, 2023 and 2024). In 2023, we recorded revenue from a first milestone payment from Ipsen, which was triggered by the acceptance of the NDA filing by the FDA and MAA by the EMA for accelerated approval of elafibranor in PBC in December 2023. In 2024, we recorded a second milestone payment from Ipsen, which was triggered by the first commercial sale of Iqirvo® (elafibranor) in the U.S. in June 2024. In addition, in 2024 we recorded royalty revenue based on Iqirvo® (elafibranor) sales. We expect to receive additional milestone payments and revenues from the Ipsen agreement in 2025 if elafibranor receives a third pricing and reimbursement approval in a major European country. However, we do not expect to generate material revenue from other product sales unless and until we successfully complete clinical development of, obtain marketing approval for and commercialize our drug candidates and LDT and IVD tests. Clinical development, regulatory approval and commercial launch of a product candidate or diagnostic can take several years and are subject to significant uncertainty.
Historically, we have financed our operations and growth through share capital issuances, convertible bonds, conditional advances, subsidies from Banque Publique d'Investissement (BPI France), research tax credits, and through the upfront milestone of €120 million from the Ipsen agreement. In 2006, we completed the initial public offering of our ordinary shares on the Alternext market of Euronext in Paris and transferred to the Euronext Paris in April 2014. Between 2010 and 2016, we raised a total of over €220 million in gross proceeds from the issuance of ordinary shares. In October 2017, we issued €180 million in convertible bonds. In March 2019, we completed a global offering consisting of an initial public offering of our American Depositary Shares, or ADSs, in the United States, and a private placement of our ordinary shares in Europe and other countries outside the United States, including France. Aggregate gross proceeds from the global offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were approximately $155.4 million. In 2021, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT after issuance, via a €28 million investment. There have been no subsequent equity raises.

In addition, in March 2025, GENFIT completed a royalty financing transaction by which GENFIT issues bonds of up to €185 million to HCRx after unanimous OCEANE bondholder approval, triggering a €130 million initial payment received in March 2025, with potential for an additional €55 million upon achieving near-term milestones based on the net sales as measured under the Ipsen Agreement. As part of the Royalty Financing, HCRx has the right to receive the royalties payable to GENFIT based on annual net sales (as defined in the Ipsen Agreement) of Iqirvo® (elafibranor) under the Ipsen Agreement, up to an agreed cap that increases over time if the specific cap is not met by certain deadlines, after which all future royalties will revert back to GENFIT.
Since our inception, we have incurred significant operating losses.
Financial Operations Overview
Revenue and Other Income
In 2019, we entered into two licensing agreements, one with Terns with respect to the development and commercialization of elafibranor in Greater China, or the Terns Agreement, and one with Covance, Labcorp’s drug development business, with respect to the development and deployment of a test powered by NIS4® technology in the clinical research space. Pursuant to the Terns Agreement, we received an upfront payment of $35 million in 2019, and are eligible for up to $193 million in clinical, regulatory and commercial milestone payments, as well as mid-teen percentage royalties (For more information see Note 29 - "Commitments, contingent liabilities and contingent assets" to our consolidated financial statements included in this annual report). In 2020, we entered into a second agreement with Labcorp, for a five-year exclusive licensing agreement with Labcorp to develop and commercialize an LDT powered by NIS4® technology and its improvements in the clinical diagnostic market. In May 2021, we signed a worldwide, non-exclusive license agreement with Q Squared Solutions LLC, to broaden the availability of NIS4® technology and its improvements in the clinical research field.
In December 2021, we entered into the Ipsen Agreement granting Ipsen an exclusive worldwide (excluding Greater China which is licensed to Terns) license to develop, manufacture and commercialize elafibranor, for people living with PBC, and in other indications. Under the Ipsen Agreement, Ipsen will pay us up to €480 million, which is comprised of an upfront cash payment of €120 million, as well as regulatory, commercial, and sales-based milestone payments of up to €360 million, plus tiered double-digit royalties of up to 20%. (For more information see Note 29 - "Commitments, contingent liabilities and contingent assets" to our consolidated financial statements included in this annual report). Other than pursuant to these three agreements, we do not expect to receive any revenue from any of our product candidates until we obtain regulatory approval and commercialize such products, or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such candidates.
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
Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, such as the ELATIVE® trials. We expect that our research and development expenses will increase compared to 2024 for the foreseeable future. As we continue to advance our current product candidates, conduct preclinical studies and conduct clinical trials, we expect that our cash used in operational activities will amount to €85 million in 2025. This estimate takes into account our projected cash flows from operating activities and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong. Our net losses may fluctuate significantly from quarter to quarter and year to year, notably depending on the timing of our clinical trials and our expenditures on other research and development activities. Also, we could use our available capital resources sooner than we currently expect. They may also fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic tests.
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
Reorganization and Restructuring Expenses
Reorganization and restructuring expenses include the following, as a result of the RESOLVE-IT® failure in MASH :
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
The impact of the RESOLVE-IT® study in MASH on our 2023 and 2024 results was insignificant.
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

A.	Operating Results
Our results of operations for the years ended December 31, 2022, 2023 and 2024 are summarized in the table below.

	Notes	Year ended
(in € thousands, except earnings per share data)		2022/12/31	2023/12/31	2024/12/31
Revenues and other income
Revenue	7	20,195	28,565	67,002
Other income	7	6,371	9,610	3,937
Revenues and other income		26,566	38,176	70,939
Operating expenses and other operating income (expenses)
Research and development expenses	8	(35,818)	(46,503)	(47,210)
General and administrative expenses	8	(16,405)	(17,741)	(19,497)
Marketing and market access expenses	8	(992)	(876)	(634)
Reorganization and restructuring income (expenses)	8	11	505	—
Other operating expenses	8	(652)	(141)	(316)
Operating income (loss)		(27,289)	(26,580)	3,281
Financial income	10	8,212	3,680	3,339
Financial expenses	10	(4,758)	(5,614)	(4,774)
Financial profit (loss)		3,453	(1,934)	(1,434)
Net profit (loss) before tax		(23,836)	(28,514)	1,847
Income tax benefit (expense)	11	116	(380)	(340)
Net profit (loss)		(23,719)	(28,894)	1,507
Comparisons for the Years Ended December 31, 2023 and 2024
A discussion and analysis of our financial condition and operating results for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 5, 2024 and is incorporated herein by reference.
Revenue
Revenue amounted to €67.0 million during the year ended December 31, 2024. €48.7 million was attributable to a milestone payment invoiced to Ipsen in June 2024 and €2.7 million was attributable to royalty revenue from U.S. sales of Iqirvo® (elafibranor) which commenced mid-June in application of the Ipsen Agreement signed in December 2021. €15.3 million was attributable to the final recognition of deferred income of €40 million accounted for in accordance with IFRS 15, in application of the Ipsen Agreement. €0.1 million in revenue was generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen. €0.2 million was attributable to other ancillary activities.

Revenue amounted to €28.6 million during the year ended December 31, 2023. €13.3 million was attributable to a milestone invoiced to Ipsen in December 2023 in accordance with the Ipsen Agreement. This milestone was earned following the NDA filing acceptance by the FDA and MAA filing acceptance by the EMA for accelerated approval of elafibranor. €8.7 million in revenue was attributable to the partial recognition of the €40.0 million deferred income from 2021 related to the Ipsen Agreement. €6.5 million in revenue was generated from the services rendered under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen. €0.1 million was attributable to other ancillary activities.
Other Income
Other income for the years ended December 31, 2023 and 2024 consisted of the following:

Other income	Year ended
(in € thousands)	2023/12/31	2024/12/31
CIR tax credit	5,807	3,415
Other operating income	464	247
Government grants and subsidies	3,340	275
TOTAL	9,610	3,937
Changes in other income compared to the previous year is explained as follows.
CIR tax credit
•The CIR tax credit (research tax credit granted by the French tax authorities) decreased from €5.8 million in 2023 to €3.4 million in 2024 due to a decrease in eligible research and development expenditures in 2024.
The tax inspection by the French tax authorities covering the 2019 and 2020 financial years (including the CIR declared for these financial years), which began on December 10, 2021, ended in December 2024. See Note 11 - "Income tax".
Other operating income
•Foreign exchange gains related to trade receivables, which is included in other operating income, amounted to €0.2 million in 2024, compared to €0.5 million in 2023.
Government grants and subsidies
•In 2023, there was a one-time cancellation of a €3.2 million refundable government grant from Bpifrance (the BPI France IT-DIAB). Refer to Note 20.2 - Breakdown of other loans and borrowings.
Operating Expenses
The tables below summarize our operating expenses for the years ended December 31, 2023 and 2024.
Operating Expenses for the Year Ended December 31, 2024

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2024/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(47,210)	(1,755)	(20,766)	(13,577)	(9,746)	(1,366)	—
General and administrative expenses	(19,497)	(294)	(139)	(8,145)	(10,565)	(354)	—
Marketing and market access expenses	(634)	(6)	(1)	(571)	(50)	(6)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income (expenses)	(316)	—	—	—	(360)	(12)	56
TOTAL	(67,658)	(2,056)	(20,906)	(22,293)	(20,723)	(1,737)	56

Operating Expenses for the Year Ended December 31, 2023

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2023/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(46,503)	(1,831)	(23,455)	(12,475)	(7,452)	(1,291)	—
General and administrative income (expenses)	(17,741)	(337)	(205)	(7,486)	(9,396)	(317)	—
Marketing and market access expenses	(876)	(4)	(1)	(556)	(300)	(14)	—
Reorganization and restructuring income (expenses)	505	—	—	—	—	505	—
Other operating income (expenses)	(141)	—	—	—	(222)	—	81
TOTAL	(64,756)	(2,172)	(23,661)	(20,517)	(17,370)	(1,117)	81

Research and Development Expenses
For the year ended December 31, 2024, research and development expenses totaled €47.2 million, or 69.8% of our total operating expenses. These expenses were comprised of €20.8 million in contracted research and development conducted by third parties, €13.6 million in employee expenses, €9.7 million in other expenses, €1.4 million in depreciation, amortization and impairment charges and €1.8 million in raw materials and consumables.
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
The decrease of €2.7 million in contracted research and development conducted by third parties is mainly due to:
–Decreasing costs €8.8 million related to ELATIVE®, as Iqirvo® (elafibranor) was commercialized in 2024,
–Increasing costs related to the VS-01 product candidate of €5.2 million,
–Increasing costs related to the SRT-015 product candidate of €1.5 million,
–Decreasing costs related to the GNS-561 product candidate of €0.9 million, and
–Increasing costs related to the CLM-022 product candidate of €0.3 million.
The increase of €1.1 million in employee expenses, consisting of wages, salaries, social security, pension costs and share-based compensation paid to employees in the research and development function is mainly due to an increase in workforce (117 employees in 2024 vs. 96 employees in 2023).
The increase of €2.2 million in other expenses is mainly due to strategic consulting R&D services amounting to €2.0 million and increased costs related to VS-01 and the Versantis subsidiary of €0.2 million.
We expect our research and development expenses to increase in 2025 compared to 2024, as we continue our efforts to identify potential product candidates, conduct preclinical studies and clinical trials and advance the development of our diagnostic tests. They may fluctuate depending on the next steps initiated in the clinical development of our drug candidates, new development programs, which we may decide to start, and progress in the development of our diagnostic tests.
General and Administrative Expenses
For the year ended December 31, 2024, general and administrative expenses totaled €19.5 million, or 28.8% of our total operating expenses. These expenses were composed primarily of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in general and administrative function of €8.1 million, as well as €10.6 million in other expenses.

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
The increase of €0.6 million in employee expenses consisting of wages, salaries, social security, pension costs and share-based compensation paid to employees in the general and administrative function is mainly due to increased salary levels for newly hired employees in 2024 partially compensated by departures, and not an overall increase in workforce (63 employees in 2024 vs. 63 employees in 2023).
The increase of €1.2 million in other expenses in the general and administrative function is mainly due to increased IT costs of €0.9 million, increased strategic communications consulting of €0.2 million, and other taxes of €0.1 million.
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
Marketing and Market Access Expenses
For the year ended December 31, 2024, marketing and market access expenses totaled €0.6 million, or 0.9% of our total operating expenses. These expenses consisted primarily of €0.6 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions.
For the year ended December 31, 2023, marketing and market access expenses totaled €0.9 million, or 1.3% of our total operating expenses. These expenses consisted primarily of €0.3 million of other expenses, including market surveys, brand strategy, medical communication and market access services. We also incurred €0.6 million in employee-related expenses, consisting of wages, salaries, social security and pension costs paid to employees in marketing and business development functions.
We do not anticipate that our marketing and market access costs will increase significantly.
Reorganization and Restructuration Expenses
For the year ended December 31, 2024, reorganization and restructuration expenses were not significant.
For the year ended December 31, 2023, the €0.5 million amount consisted of unused office space provision reversals as the RESOLVE-IT® study is complete. As a reminder, a provision was recorded in 2020 as part of the reorganization following the RESOLVE-IT® failure.
Other operating income (expenses)
For the year ended December 31, 2024, other operating income (expenses) totaled €0.3 million. These expenses consisted primarily of other expenses of €0.4 million offset by a gain of property, plant and equipment of €0.1 million.
For the year ended December 31, 2023, other operating income (expenses) totaled €0.1 million. These expenses consisted primarily of other expenses of €0.2 million offset by a gain of property, plant and equipment of €0.1 million.
The increase of €0.2 million in other expenses overall is due to several reasons that are immaterial individually yet material in the aggregate. These are primarily due to one time increases in i) penalties related to our French tax inspection (€38 thousand), ii) bank fees, and iii) foreign exchange losses on accounts payable.
Financial Income (Expense)
Our net financial loss for the year ended December 31, 2024 was €1.4 million, consisting primarily of €0.7 million in foreign exchange gain on cash and cash equivalents, €2.6 million in interest income, offset by €4.7 million of interest expense.
Our net financial loss for the year ended December 31, 2023 was €1.9 million, consisting primarily of €0.5 million in foreign exchange gain on cash and cash equivalents, €3.2 million in interest income, offset by €4.6 million of interest expense, and €1.0 million in foreign exchange losses.
The foreign exchange result in 2024 was a net gain of €0.7 million and is notably related to the exchange rate fluctuations on the cash held in U.S. dollars, as we made the decision to keep part of our cash in U.S. dollars. These cash holdings in U.S. dollars are to be used to pay expenses in U.S. dollars directly (natural currency hedge).

B.	Liquidity and Capital Resources

Overview
As of December 31, 2024 and 2023, we had €81.8 million and €77.8 million respectively, in cash and cash equivalents.
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
In addition, in March 2025, GENFIT completed a royalty financing transaction by which GENFIT issues bonds of up to €185 million to HCRx after unanimous OCEANEs bondholder approval, triggering a €130 million initial payment received in March 2025, with potential for an additional €55 million upon achieving near-term milestones based on the net sales as measured under the Ipsen Agreement. As part of the Royalty Financing, HCRx has the right to receive the royalties payable to GENFIT based on annual net sales (as defined in the Ipsen Agreement) of Iqirvo® (elafibranor) under the Ipsen Agreement, up to an agreed cap that increases over time if the specific cap is not met by certain deadlines, after which all future royalties will revert back to GENFIT.
We have also financed our operations through collaborative research alliances, such as the Terns Agreement and the Ipsen Agreement. Pursuant to the Terns Agreement, we received an upfront payment of $35 million in 2019. Pursuant to the Ipsen Agreement, we received a €120 million upfront payment in 2021, out of which €80 million was recognized as revenue in 2021, and €40 million was deducted as deferred revenue (now fully settled as of December 31, 2024). We also received €28 million from Ipsen as a result of their purchase of an 8% equity stake in us in 2021. In addition, during the year ended December 31, 2023, we recognized a €13.3 million milestone pursuant to the Ipsen Agreement following the NDA filing acceptance by the FDA and MAA filing acceptance by the EMA for accelerated approval of elafibranor. In 2024, we also recognized a €48.7 million milestone pursuant to the Ipsen Agreement following the first commercial sale of Iqirvo® (elafibranor) in the U.S. In addition, in 2024 we recorded royalty revenue of €2.7 million based on Iqirvo® (elafibranor) sales. We expect to receive additional royalty revenues, although such royalty revenues will be paid into a trust that will be paid to HCRx pursuant to the Royalty Transaction until a specific cap is met at which GENFIT will have the right to receive the remaining royalty revenues from the Ipsen Agreement. We also expect to receive a milestone payment from the Ipsen agreement in 2025 if elafibranor receives a third pricing and reimbursement approval in a major European country.
Additionally, we have financed our operations through the receipt of research tax credits and subsidies granted by various public institutions, such as BPI France, conditional and repayable advances agreements with governmental entities, loans with commercial banks and BPI France and the issuance of convertible bonds.
Cash Flows
The table below summarizes our cash flows for the years ended December 31, 2022, 2023 and 2024:

	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Cash flows provided by (used in) operating activities	(72,638)	(55,429)	15,549
Cash flows provided by (used in) investment activities	(46,266)	2,234	(1,039)
Cash flows provided by (used in) financing activities	(3,786)	(5,098)	(10,570)
	(122,690)	(58,293)	3,940
Operating Activities
Cash provided by (used in) operating activities was €(72.6) million, €(55.4) million and €15.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.
For the 2024 period, this amount mainly resulted from positive increases in net working capital.
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
Investing Activities

Cash provided by (used in) investment activities was €(46.3) million, €2.2 million and €(1.0) million for the years ended December 31, 2022, 2023 and 2024, respectively.
For the 2024 period, this consisted primarily of normal acquisitions of property, plant and equipment of €1.0 million.
For the 2023 period, this consisted primarily of a liquidation of a short term investment of €4.6 million offset by acquisitions of intangible assets and property, plant and equipment (net of disposals) of €2.3 million.
Financing Activities
Cash provided by (used in) financing activities was €(3.8) million, €(5.1) million and €(10.6) million for the years ended December 31, 2022, 2023 and 2024, respectively.
For the 2024 period, this amount consisted primarily of €2.1 million in interest paid on our debt and €10.3 million in repayments of loans and lease repayments (including early repayments of loans in anticipation of the Royalty Financing), offset by €1.8 million in financial interest payments received.
For the 2023 period, this amount consisted primarily of €2.2 million in interest paid on our debt and €4.6 million in repayments of loans and lease repayments, offset by €1.7 million in financial interest payments received.
Restriction on use of capital
With the exception of deposits and guarantees (€0.3 million) recognized in non-current and current financial assets as of December 31, 2024, the Company is not faced with any restrictions as to the availability of its capital.
Currencies
GENFIT has expenses and holds cash and cash equivalents in multiple currencies, namely the Euro, the U.S. Dollar and the Swiss Franc (following the acquisition of Versantis in 2022). For further information refer to Note 6.1 - "Financial Risks Management - Foreign exchange risk” to our consolidated financial statements included in this annual report.
Operating and Capital Expenditure Requirements
Since our inception, we have incurred significant operating losses. We expect to incur high expenses and substantial operating losses over the next several years, as we:
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
Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials of our other current or future product candidates;
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

•selling and marketing activities undertaken in connection with the commercialization of elafibranor and our other current or future product candidates, including other product candidates in preclinical development, together with the costs involved in the creation of an effective sales and marketing organization; and
•the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any future potential collaboration agreements.
Until such time, if ever, that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of our existing liquidity, equity offerings, royalty financings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares or ADSs. Debt financing, if available, may involve agreements that include covenants that would further limit or restrict our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
As part of our Royalty Financing concluded in 2025, we relinquished certain future revenue streams as disclosed in Note 2.2 -Major events after the period. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.
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
We believe that our existing cash and cash equivalents as of December 31, 2024, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.
For more information as to the risks associated with our future funding needs, see the section of this annual report titled Item 3.D - "Risk Factors".
Liquidity Contract
Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Crédit Industriel et Commercial S.A. ("CIC") in August 2013. The liquidity agreement was entered into in accordance with applicable laws and regulations in France. The liquidity agreement authorizes CIC to carry out market purchases and sales of our shares on Euronext Paris. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2024, 207,500 shares and $0.4 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party. On a half-yearly basis, we provide a report on the use of the liquidity contract through a press release.
Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2024 as noted immediately below are disclosed in Note 29 - "Commitments, contingent liabilities and contingent assets" to our consolidated financial statements included in this annual report.
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
We have entered into an agreement with Genoscience Pharma whereby we are obligated to pay royalties based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2024.
We have entered into a share purchase agreement with the former shareholders of Versantis AG whereby we are obligated to pay milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2024.
We have entered into a licensing agreement with Seal Rock Therapeutics pursuant to which we may be required to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2024.
We have entered into a licensing agreement with Celloram, Inc. pursuant to which we may be required to pay royalties and milestone payments based on future events that are uncertain and therefore they constitute contingent liabilities not recognized in our consolidated financial statements for the period ending December 31, 2024.
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
On October 20, 2023, BPI France agreed to formally recognize the failure of the project and therefore write off their outstanding receivable as previously mentioned. As of December 31, 2023, GENFIT had no remaining obligation associated with this, and thus the liability was reversed with the amount recognized in "Other income" in the 2023 consolidated statement of operations. There has been no further activity in 2024. Refer to Note 20.2.1 - "Breakdown of other loans and borrowings - Refundable and conditional advances" to our consolidated financial statements included in this annual report for further information.
Convertible Bonds & Royalty Financing
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
At the Shareholders’ and Bondholders’ Meetings on January 25, 2021, the shareholders and bondholders approved this renegotiation offer, and:
•We completed the partial buyback of 2,895,260 OCEANEs at a price of €16.40 (including accrued interest of €0.30) per bond for a total buyback cost of €47.48 million on January 29, 2021. We then cancelled the repurchase of OCEANEs. Following the renegotiation, the OCEANEs bear interest at an annual nominal rate of 3.50% payable semi-annually in arrears on April 16 and October 16 of each year (or the following business day if this date is not a business day). The OCEANEs will be redeemed at par on October 16, 2025 (or the following business day if this date is not a business day). The effective interest rate is 8.8%.
•The nominal unit value of the OCEANEs was set at €29.60. The OCEANEs conversion ratio is 5.5 shares for one OCEANE, subject to any subsequent adjustments.
•The OCEANEs may be redeemed early at the option of the Company, under certain conditions. Specifically, the OCEANEs may be redeemed early at the option of the Company from November 3, 2023 onward if i) the mathematical average of the volume-weighted average price of GENFIT shares on the regulated market of Euronext in Paris and ii) the conversion ratio of the shares in force (over a period of 20 trading days) exceeds 150% of the nominal value of the OCEANEs bonds.
As of December 31, 2024, there were 1,902,698 OCEANEs outstanding, and the maximum dilution to GENFIT's current share capital in the event of full conversion would be 17.31%, with approximately €56.3 million nominal amount outstanding. The OCEANEs are admitted to trading on Euronext Access (the free market of Euronext in Paris).
On March 20, 2025, GENFIT announced the closing of the Royalty Transaction providing an initial payment of €130 million with eligibility to receive up to €55 million in two additional installments based on near-term milestones. The closing of the Royalty Transaction was subject to approval by the 2025 OCEANEs (i.e., OCEANEs in circulation in 2025 prior to the Royalty Financing announcement ("2025 OCEANEs")) bondholders of an amendment to the OCEANEs negative pledge clause, allowing for the grant of the security interest contemplated in the Royalty Financing documentation, as well as other customary closing conditions.

Concurrently with the Royalty Financing, the Company proposed to all of the OCEANE holders to enter into a Put Option Agreement, pursuant to which the Company unconditionally and irrevocably undertook to repurchase the OCEANEs of such holder at a price of €32.75 per bond, subject to approval by the general meeting of the 2025 OCEANEs holders of the amendment of the terms and conditions of the OCEANEs and the closing of the Royalty Financing (the “Repurchase”).
The Company also undertook, subject to the approval of the amendment of the terms and conditions of the 2025 OCEANEs and the closing of the Royalty Financing, to pay a consent fee (the “Consent Fee”) of €0.90 per bond to the holders of 2025 OCEANEs still outstanding after cancellation of the repurchased 2025 OCEANEs. The payment of the Consent Fee occurred on April 14, 2025, totaling €18 thousand. The Consent Fee was only paid after the Repurchase took place. The 2025 OCEANEs that were bought back by the Company as part of the Repurchase thus did not receive the Consent Fee.
As of the date of this Form 20-F, there was a total of 19,807 OCEANEs still in circulation, totaling €586.
For more information see Note 20.1 - "Loans and Borrowings - Breakdown of convertible loan" and Note 2.2 - Major events after the period to our consolidated financial statements included in this annual report.
Bank Loans
We have borrowed under multiple bank loans primarily intended to finance the acquisition of scientific and information technology equipment. As of December 31, 2023 and 2024, the total principal amount outstanding was €11.6 million and €2.5 million, respectively. These bank loans carry fixed interest rates of between 0.40% and 2.25% and are generally payable over periods ranging from three to five years from the original date of the loan.
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
In 2022, 2023, and 2024 we did not enter into any additional loan agreements.
Several of said loans were repaid in advance prior to December 31, 2024 without penalty. For further information, refer to Note 20.2.2 - "Breakdown of other loans and borrowings - Bank loans" to our consolidated financial statements included in this annual report
Leases
As of December 31, 2024, leases subject to IFRS 16 consist of real estate leases for our offices located in Loos, France and Zurich, Switzerland, and lease agreements for scientific equipment. Additionally, we rent coworking spaces in Paris, France and Cambridge, MA which are not considered leases pursuant to IFRS 16.
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
For a discussion of our research and development activities, see Item 4.B - "Information on the Company - Business Overview” and Item 5.A- "Operating and Financial Review and Prospects - Operating Results”.

D.	Trend Information

For a discussion of trends, see Item 4.B - "Information on the Company - Business Overview”, Item 5.A- "Operating and Financial Review and Prospects - Operating Results” and Item 5.B - "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

E.	Critical Accounting Estimates
For a discussion of our critical accounting estimates, see Note 4.1 - "Use of estimates and judgements" to our consolidated financial statements included in this annual report.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management
Following the death of Mr. Xavier Guille des Buttes in April 2024, Vice-Chairman of the Board of Directors, the composition of the Board of Directors of the Company changed. In accordance with the succession plan, Mr. Éric Baclet became Vice-Chairman of the Board of Directors. He was also appointed Chairman of the Nomination and Compensation Committee. Mr. Jean-François Tiné joined the Audit Committee and Ms. Katherine Kalin joind the ESG Committee.
In December 2024, the Chief Technology Officer, Meriam Kabbaj, left the Company to pursue other opportunities.
The following table sets forth information concerning our senior management and Directors as of April 1, 2025. Unless otherwise stated, the address for our senior management and directors is c/o GENFIT S.A., Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France.

Name	Age	Position(s)
Senior Management
Pascal Prigent	57	Chief Executive Officer
Carol Addy, M.D.	65	Chief Medical Officer
Thomas Baetz	51	Chief Financial Officer
John Brozek	48	EVP, Data & Information Technology
Pascal Caisey	57	Chief Operating Officer
Emilie Desodt	42	EVP, Human Resources
Dean Hum, Ph.D	62	Chief Scientific Officer
Laurent Lannoo	54	Corporate Secretary, Director of Legal Affairs
Stefanie Magner, J.D.	44	Chief Compliance Officer, EVP International Legal Affairs
Jean-Christophe Marcoux	47	Chief Corporate Affairs Officer, Head of Investor Relations, Head of ESG
Sakina Sayah-Jeanne	53	EVP Research & Translational Science
Tom Huijbers	54	EVP Regulatory
Non-Employee Directors
Jean-François Mouney (1)(7)(9)	69	Chairman of the Board of Directors
Eric Baclet (2)(3)	65	Vice-Chairman of the Board of Directors
Katherine Kalin (8)(9)	62	Director
Catherine Larue, Ph.D (1)(10)	69	Director
Anne-Hélène Monsellato (4)	57	Director
Philippe Moons	73	Board observer (censeur)
Florence Séjourné (5)	53	Director
Sandra Silvestri, M.D., Ph.D. (6)	51	Director
Jean-François Tiné (2)(8)	68	Director
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
Stefanie Magner has served as our Chief Compliance Officer and Executive Vice-President International Legal Affairs since March 2021, after joining our company in 2016 as Deputy Director of Legal Affairs. Prior to joining GENFIT, she spent nearly 10 years at the Paris office of the global law firm Jones Day, advising issuers, many in the biotech space, and banks on a variety of corporate, cross-border securities and M&A transactions, including several U.S. IPOs. She is admitted to practice law in New York and is a former member of the Paris Bar. She graduated from the University of Pennsylvania with a Bachelor of Arts in International Relations and French, and has an international diploma from Sciences-Po Paris. She received her U.S. law degree from Washington College of Law at the American University in Washington D.C. and holds a Masters of Business Litigation from the Université de Paris X – Nanterre.
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

Sakina Sayah-Jeanne joined GENFIT on April 3, 2023 as Executive Vice-President Research & Translational Science, member of the Executive Committee. Sakina has more than 20 years pharmaceutical industry experience, including 7 years at GENFIT. Sakina obtained her PhD in Molecular and Cellular Biology in 1998, specializing in Neuro-Immunology, at the University of Rouen (Role of the complement in central nervous system pathologies with an inflammatory component). In 1999, Sakina joined Innothera, a French pharmaceutical group, as Project Leader, Pharmacology (Neurogenic pain). In 2002, Sakina joined GABA Laboratoire, as Scientific Attaché (oral and dental care). Sakina joined GENFIT in 2003 as a Project Leader, Preclinical. She then became Director of Therapeutic Target Research in 2005 (Cardiometabolic diseases, Alzheimer’s disease). In 2011, Sakina joined DaVolterra as the Manager of the Preclinical Research, to define and manage the nonclinical strategy for mechanistic and proof-of-concept studies for the product under development (Gut microbiome protection for the prevention of infectious diseases). In 2015, she was appointed Senior Director, Translational and Transversal R&D, where she was in charge of producing decision support for clinical development of the product, addressing questions around dose regimen and safe use for the different indications and populations, developing argumentation and defending Sponsor’s position statements with regulatory authorities (Gut microbiome protection for the prevention of infectious diseases, and increased efficacy of anti-cancer treatments).
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
Eric Baclet joined our Board of Directors in 2020 and has served as Vice-Chairman since April 2024. In 1987, he began his extensive experience in the pharmaceutical industry with Eli Lilly and since the late 1990s until 2017, held executive or corporate officer positions in various countries where Eli Lilly and Company has a presence (North Africa, Belgium, the United States, China and Italy). From 2009 to 2013, Mr. Baclet was President and General Manager of Lilly China and most recently from 2014 to 2017, President of Lilly Italy and General Manager of Lilly Italian Hub. He is a seasoned executive with extensive experience gleaned from senior executive positions, having built and managed diverse and multicultural teams involved in the biopharmaceutical value chain throughout the world. From this background Mr. Eric Baclet has acquired extensive experience in international management from initial clinical development to final commercialization. Mr. Baclet has been responsible for portfolio strategies, international brand development, global marketing projects, global sales operations and the management of various geographic areas and countries. He currently serves as a board member of AIF Pharma NA (Future Pharmaceutical Industries); Mr. Baclet holds a Pharmacy degree from the University René Descartes.
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
Anne-Hélène Monsellato has served as a member of our Board of Directors and the chair of our Audit Committee since 2017. From May 2015 to March 2023, she was an independent member of the Supervisory Committee and the Chairman of the Audit and Risk Committee of Euronav, a Belgian crude oil tanker company listed on the New York Stock Exchange and Euronext Brussels. In addition, she served as the Vice President and Treasurer of the Board of Trustees of the American Center for Art and Culture, a U.S. private foundation based in New York, which operated the American cultural center in Paris, France, from 2014 up until its strategic reorientation and dissolution in 2024. From 2005 until 2013, Ms. Monsellato served as a Partner with Ernst & Young (now EY), Paris, after having served as Auditor and, Manager for the firm starting in 1990. During her time at EY, she gained extensive experience in financial communication, IFRS, cross border listing transactions (in particular with the United States), internal control over financial reporting and risk management, as well as financial statements audits and audits of internal control over financial reporting. She was involved with several companies in the pharmaceutical and biotechnology sector. Ms. Monsellato is an active member of the French association of Directors (IFA) since 2013, and in particular with three commissions (Audit Committees' Chairs, ESG and Prospective) where she regularly contributes to publications (November 2023 : Durabilité : les nouveaux engagements du conseil; February 2024 : Le conseil et la cybersécurité, November 2024 : Les systèmes d’intelligence artificielle et les conseils d’administration) and of the European Confederation of Directors’ Association (ecoDa). She was a member of the Consultative Working Group for the ESMA Corporate Reporting Standing Committee for 2019-2020, and a member of the EFRAG community for the development of the listed SMEs standards (LSME ESRS). Ms. Monsellato has been a Certified Public Accountant in France since 2008 and received a board member certification from IFA-Sciences Po in 2014. She graduated from EM Lyon in 1990 with a degree in Business Management. In December, Ms Monsellato obtained the certification "Governance, Climate and Sustainable Transition" of the Executive Education program of Université Paris Dauphine-PSL, a dedicated training for executives and board members providing a framework for reflection and action at governance level in the face of complex and urgent climate-related issues.
Philippe Moons served as member of our former Supervisory Board since 2015 and served as a member of our Board of Directors from June 2017 until February 2021, when he resigned from his position as director on the Board of Directors. He continues to assist on our Board as a Board observer. Mr. Moons graduated from the Institut Catholique des Arts et Métiers de Lille and received an MBA from the Ecole des Hautes Etudes Commerciales du Nord (EDHEC), and began his career as a business engineer at Delattre Leviver, part of the Creusot-Loire Group, a French industrial Group. In 1989, he joined Finorpa, a venture capital and growth capital company, operating under the aegis of the Group “Charbonnage de France” in the Nord-Pas-de-Calais region of France. Between 2006 and 2015, he was in charge at Finorpa of supporting and financing several companies in their early-stage activities or development phases, in particular in the fields of biology and health. Mr. Moons was a member of the executive board of Finovam, a regional venture capital company, established in 2014 to strengthen the emergence and provide seed capital to innovative businesses, primarily technological projects in the Nord-Pas-de-Calais region, until 2015.
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
Director Compensation
At our general meeting of shareholders held on May 22, 2024, shareholders renewed the total annual compensation policy to be distributed among non-employee members of the Board of Directors for the 2024 financial year. The following table sets forth information regarding the compensation earned by our non-employee Directors for service on our Board of Directors during the year ended December 31, 2024, which consisted solely of attendance fees, with the exception of our Chairman, Jean-François Mouney.

NAME	(€)
Jean-François Mouney(1)	382,684
Eric Baclet	68,416
Xavier Guille des Buttes	31,864
Katherine Kalin	38,386
Catherine Larue, Ph.D.	50,140
Anne-Hélène Monsellato	45,780
Philippe Moons(2)	14,170
Florence Séjourné, as representative of Biotech Avenir SAS	—
Sandra Silvestri, MD., Ph.D., as representative of IPSEN	—
Jean-François Tiné	45,193
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

The Board of Directors, in accordance with the Articles of Association, decided on March 11, 2021 to appoint Philippe Moons as an observer. Mr. Moons’ compensation is provided for under the Board of Directors compensation policy adopted by the Shareholders Meeting, at the rate of €1,250 per meeting of the Board of Directors and the ESG Committee in which he attends.
At its meeting on December 15, 2023, the Board of Directors decided that Mr. Eric Baclet would receive, in respect of his role as chair and coordinator of a working group on cybersecurity, between 4 and 6 directors' fees with a unit value of 2,500 euros gross per year, depending on the number of working group meetings.
At the same meeting, the Board of Directors also decided that Mr. Jean-François Tiné would receive, in respect of his role as co-leader and co-coordinator of a working group on financial strategy, between 4 and 6 attendance fees, with a unit value of 2,500 euros gross per year, depending on the number of working group meetings.
Chairman of the Board Compensation – Jean-François Mouney
The components of the overall annual compensation of Mr. Mouney for his duties within the GENFIT group during the fiscal year ended December 31, 2024 are summarized below:
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
Attendance Fees
Mr. Mouney also received gross compensation of €40,000 as Chairman of the Board of Directors, which amount includes Directors’ fees for his participation in certain Board committees (Nomination and Compensation Committee, Strategy and Alliances Committee and ESG Committee).
Other Compensation
The benefits in kind granted to Mr. Mouney for the year ended December 31, 2024 consisted of the use of a company car valued at €7,200 and eligibility for the Group’s life insurance and health insurance benefits.
Chief Executive Officer Compensation – Pascal Prigent
Our only executive officer under French law is our Chief Executive Officer.
Mr. Prigent's compensation for the fiscal year ended December 31, 2024 is composed of:
•fixed compensation;
•variable compensation (annual assessment);
•equity awards subject to presence and performance conditions;
•other benefits:
◦change of control and severance benefits, and
◦use of a company vehicle and eligibility for the Group’s life insurance and health insurance benefits.
Mr. Prigent does not have an employment contract with the Company.
The following table sets forth information regarding compensation earned during the year ended December 31, 2024 by Mr. Prigent.

NAME AND PRINCIPAL POSITION	FIXED COMPENSATION	VARIABLE COMPENSATION (1)(2)	EQUITY AWARDS (1)	ALL OTHER COMPENSATION	TOTAL
	(€)	(€)	(€)	(€)	(€)
Pascal Prigent, Chief Executive Officer	405,562	202,781	59,300	14,302	681,945
(1)Variable compensation and equity awards subject to “Say-on-Pay” approval of the Shareholders’ Meeting to be called to approve the financial statements for the year ended December 31, 2024.

(2)Including variable compensation and exceptional bonus.
The various components of the overall annual compensation of Mr. Prigent for his duties as Chief Executive Officer of the GENFIT group during the fiscal year ended December 31, 2024 are summarized below:
Fixed Compensation
Through his executive officer contract (contrat de mandat social), Mr. Prigent received a gross fixed compensation of €405,562.
Variable Compensation
After evaluating the performance conditions relating to the variable compensation of the Chief Executive Officer, the Board of Directors has determined that the Chief Executive Officer’s variable compensation will be €101,391. This amount represents 25% of the Chief Executive Officer's fixed compensation.
The Board of Directors has determined that 50% of the Chief Executive Officer's objectives were achieved in 2024.
The 2024 objectives of the Chief Executive Officer and their weighting in the annual assessment of his performance were defined at the beginning of the financial year by the Board of Directors around the following four pillars/assessment criteria:
•Execution of the Company's R&D programs with reference to (i) obtaining regulatory approval from the FDA or the EMA to market elafibranor in PBC, (ii) progress, in line with roadmap, of the various clinical and preclinical studies scheduled for 2024 for the development of the drug candidates GNS561, NTZ, SRT-015, CLM-022, VS-01-HE and VS-02 in ACLF, and (iii) the strategy for commercializing the NIS4® and NIS2+® technologies (representing a relative weight in the evaluation of the performance of 35%);
•Development of the VS-01 candidate in ACLF with reference to (i) the progress of the program in line with the roadmap and (ii) the achievement of positive interim results in the ongoing UNVEIL-IT® clinical trial (representing a relative weighting in the assessment of the CEO's overall performance of 30%);
•Financial performance of the Company with reference to the evolution of the Company's stock market valuation and the execution of the forward-looking cash management plan (representing a relative weight in the evaluation of the performance of 20%);
•Implementation of the Company's CSR policy with reference to the execution of the 2024 roadmap, as defined on the recommendation of the ESG Committee and described in the extra-financial performance report, with reference to the overall extra-financial performance, as measured according to a panel of reference indices, and with reference, finally, to measurable indicators, in particular the diversity and satisfaction of the Company's employees (representing a relative weight in the evaluation of the performance of 15%).
The Board of Directors evaluated the performance of the Chief Executive Officer as follows:
•Execution of the Company's R&D programs: 43% of the target achieved, considering the FDA and EMA marketing authorization for elafibranor in PBC and the execution, in accordance with the roadmap, of the development programs for the drug candidates GNS561, CLM-022 and VS02 in HE;
•Development of the VS-01 candidate in ACLF: 0% of the target achieved, considering the delay in the UNVEIL-IT® clinical trial roadmap;
•Financial performance of the Company: 100% of the target achieved, considering the evolution of the Company's market valuation and the execution of the Company's cash flow management plan during the 2024 financial year; and
•Implementation of the Company's CSR policy: 100% of the target achieved, considering the execution of the 2024 roadmap and the Company's maintenance of a very good level or progress on a panel of benchmark indices (Ethifinance, ISS, Leem, etc.) evaluating the Company's non-financial performance and, finally, considering the evolution of indicators measuring, in particular, the diversity and satisfaction of the Company's personnel.
Furthermore, considering that the conclusion of the royalty financing agreement with HCRx constitutes an exceptional achievement that was not fully taken into account in the definition of the Chief Executive Officer's objectives at the beginning of the 2024 financial year, the Board of Directors, on the recommendation of the Nomination and Compensation Committee, has decided to set at €101,390.50, or 25% of his gross annual fixed remuneration for 2024, as the amount of an exceptional bonus to be paid to the Chief Executive Officer.
The Chief Executive Officer was not present during the Board of Directors discussion of his performance.
All variable compensation is subject to approval at the upcoming Shareholders’ Meeting scheduled on June 17, 2025 called to approve the financial statements for the year ended December 31, 2024.
Equity Awards
Equity Awards granted in 2024:

During the year ended December 31, 2024, Mr. Prigent received a grant of 35,000 stock options (SO D 2024) and 20,000 free shares (AGA D 2024) with vesting subject to presence and performance conditions. The performance conditions attached to the stock options and free shares granted in 2024 are linked to internal and external conditions, in particular, the acquisition of new programs in accordance with the Group's strategy, clinical and regulatory advances in R&D programs and stock price. The performance conditions are detailed hereafter. The grant of these instruments is subject to approval at the upcoming Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2024.
Equity Awards vested in 2024:
In October 2024, after the recognition of the fulfillment of the presence condition and the assessment of the performance conditions (as of October 19, 2024) of the stock option plan SO D 2021 of which the Chief Executive Officer is the beneficiary, 29,750 SO D 2021 stock options have vested in favor of the Chief Executive Officer, (compared to the maximum 35,000 SO provided for by the plan regulations) in respect of the achievement of the performance criteria, considering:
•at least one of the performance conditions relating to the development of elafibranor in PBC and the ELATIVE® study was met with (i) the joint announcement made on June 30, 2023 by Ipsen and the Company of the positive interim results of the ELATIVE® clinical study evaluating the safety and efficacy of elafibranor in PBC, (ii) the announcement made by Ipsen on December 7, 2023, regarding the assurance that the registration dossiers it had submitted to the EMA and the FDA were complete, and (iii) the joint announcements made by Ipsen and the Company regarding the accelerated approval of Iqirvo® (elafibranor) for the treatment of PBC, first by the FDA (on June 10, 2024) and then by the European Union (on September 23, 2024);
•at least one of the performance conditions relating to the development of NTZ and the ACLF franchise was fulfilled with the announcement (i) of the completion, in September 2022 of the acquisition of Versantis AG, enabling the Company to develop drug candidates VS01 and VS02 for ACLF and hepatic encephalopathy, respectively, (ii) the signing, in May 2023, with Seal Rock Therapeutics of a license agreement enabling the Company to develop the drug candidate SRT-015 for ACLF; and (iii) the signing, in July 2023, with Celloram of a license agreement enabling the Company to develop the drug candidate CLM-022 for liver diseases, including ACLF;
•at least one of the performance conditions relating to the development of the Company's product portfolio (excluding elafibranor, NTZ and new molecules entering the ACLF franchise) has been met with the announcement of the signing, in December 2021, of a license agreement with Génoscience allowing the Company to develop the drug candidate GNS561 in CCA; and
•neither of the two performance conditions relating to the NIS4® technology has been met.
The performance conditions of the SO D 2021 plan which was adopted by the Board of Directors in 2021 are detailed below.
In April 2024, the Board of Directors noted that the attendance condition had been met and assessed the level of achievement of the performance conditions as of March 31, 2024, of the AGA D 2021 plan, of which the Chief Executive Officer is the beneficiary. As a result, of the 15,000 bonus shares initially granted to the Chief Executive Officer in 2021 subject to performance conditions, none have been definitively acquired by the Chief Executive Officer. Although the operational performance conditions were met, the cumulative application of the condition relating to the Company's share price meant that none of the free shares initially allocated under the AGA D 2021 plan were definitively acquired; these free shares therefore became null and void.
Other Compensation
Mr. Prigent received use of a company car valued at €4,787, and was eligible for the Group’s life insurance and healthcare plans and the payment of premiums for unemployment insurance Social Security for Business Managers (GSC), which guarantees the payment of compensation in the event of unemployment (up to 55% of net professional tax income for the uncapped share for 12 months following the loss of the position) given that corporate officers are not eligible for standard French unemployment benefits, valued at €9,515.
Change of Control and Severance Benefits
Mr. Prigent also benefits from a severance payment equal to 12 months’ gross compensation, calculated on the basis of the last 12 months, increased, where applicable, by the amount of annual variable compensation due for the previous fiscal year and it would be paid if, and only if, one of the following three performance conditions is achieved at the time that his post is terminated:
•elafibranor has been granted marketing authorization by the FDA or EMA in PBC;
•a license agreement for NTZ, GNS561, VS-01 or VS-02 has been signed for the U.S. market and / or for at least two of the five major European markets (Germany, France, Italy, United Kingdom and Spain) and / or for Japan; or
•there is a takeover of the Company.
Mr. Prigent also benefits from a non-compete indemnity equal to 18 months of gross fixed compensation, calculated on the basis of the gross amounts due for the past twelve months end, and where applicable, by the amount of the annual variable compensation due for the previous year. The amounts which he may receive under a non-compete indemnity are not cumulative with his severance payment and vice-versa. The non-compete covenant would not apply to the Chief Executive Officer if he leaves the Company, for whatever reason, either by decision of the Board of Directors or at his initiative, following a takeover of the Company.

Compensation recovery policy
In October 2022, the SEC adopted rules, pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. Our Board of Directors adopted at its meeting on March 28, 2023 a written compensation recovery policy, or the Recovery Policy, which, in accordance with French law, was presented to our shareholders and approved at our Annual General Meeting. That policy is now in force with respect to the Chief Executive Officer and other executive officers, subject to compliance with applicable local laws and is included as an exhibit to this annual report for the year ended December 31, 2024.
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
Equity Incentives
We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to our employees, senior management and Directors and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our Directors, senior management, employees and other service providers, including:
•restricted, or free, shares (otherwise known as actions gratuites, or AGA);
•stock options (otherwise known as options de souscription et/ou d’achat d’actions, or SO); and
•share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee Directors.
Our Board of Directors has authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our Board of Directors can grant restricted (free) shares (AGA) and stock options (SO) for up to 38 months from the date of the applicable shareholders’ approval. The authority of our Board of Directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meetings.
We have two types of share-based compensation plans for our senior management and employees, the AGA plan and the SO plan. In general, vesting of our stock options and free shares is subject to continued employment or service of the holder and all vested stock options must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.
As of April 1, 2025, share warrants, stock options and free shares were outstanding allowing for the potential purchase and/or free allocation of an aggregate of 1,511,475 ordinary shares.

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
As of April 1, 2025, no warrants plan is outstanding. The two BSA 2017 plans and the BSA 2019 plan expired respectively in 2022 and 2024 without any warrants having been exercised.

Plan title	BSA 2017-A	BSA 2017-B	BSA 2019
Meeting date	June 16, 2017	June 16, 2017	June 15, 2018
Dates of allocation	November 21, 2017	November 21, 2017	October 31, 2019
Exercise conditions(1)	1 warrant / 1 share		1 warrant / 1 share
Subscription periods	From December 11, 2017 to December 26, 2017	From July 1, 2018 to July 15, 2018	From October 31, 2019 to November 30, 2019
Total number of BSAs granted	18,345	18,345	35,070
Start date for the exercise of the BSAs	July 1, 2018	July 16, 2018	July 1, 2019
BSA expiry date	June 30, 2022	July 15, 2022	May 31, 2024
BSA issuance price	€2.00	€2.00	€1.23
BSA exercise price per share	€19.97	€19.97	€12.32
Number of shares subscribed as of April 1, 2025	0	0	0
BSA cancelled or lapsed	18,345	18,345	35,070
BSA remaining as of April 1, 2025	0	0	0
(1)Exercisable by tranches of a minimum of 2,000 BSA, or a multiple thereof, except for outstanding balance under 2,000.
Free Shares (AGA)
Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chief Executive Officer (directeur général) and deputy executive officers (directeurs généraux délégués). No free shares may be granted to the Directors. During the year ended December 31, 2024, Mr. Prigent, our Chief Executive Officer, received a free share grant. We currently do not have any deputy executive officers. However, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (40% if the allocation benefits all employees).
Our Board of Directors has the authority to administer the AGA plans. Our Board of Directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the Board of Directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the Board of Directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than three years.
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

As of April 1, 2025, our free shares plans will vest, subject to performance conditions and continued employment, as follows:

Plan title	AGA D and S 2021	AGA D and S 2022	AGA D and S 2023	AGA D and S 2024	AGA S 2025
Date of Shareholders' Meeting	November 27, 2019	May 25, 2022	May 25, 2022	May 24, 2023	May 22, 2024
Date of allocation	March 30, 2021	(S)	October 14, 2022	March 10, 2023	March 5, 2024	February 28, 2025
March 17, 2021	(D)
Vesting conditions	(1)	(1)	(1)	(1)	(1)
Number of free shares granted to employees	32,400	38,900	30,100	47,900	53,600
Number of free shares granted to the Chief Executive Officer:	15,000	20,000	10,000	20,000	0
–Pascal Prigent	15,000	20,000	10,000	20,000	0
Vesting date (subject to vesting conditions)	April 1, 2024	October 17, 2025	March 14, 2026	March 16, 2027	March 16, 2028
Stock price on allocation date	4,00 € (S)	4,08 €	4,05 €	3,19 €	3.48 €
4,15 € (D)
Number of lapsed or voided shares	19,900	3300	2600	2200	0
Number of free shares vested(2)	27500	0	0	0	0
Number of outstanding free shares	0	55,600	37,500	65,700	53,600
(1)Subject to meeting performance conditions (detailed below) and continued employment with us.
(2)The vesting date varies depending on the fulfillment of the performance and presence conditions.
Stock Options (SO)
Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chief Executive Officer (directeur général) and deputy executive officers (directeurs généraux délégués). No stock options may be granted to the Directors. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of our company.
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
The main terms of the SO plans are as follows:

Plan title	SO 2016-1	SO 2016-2	SO 2017-1	SO 2017-2	SO 2018	SO 2018 US	SO 2019	SO 2019 US	SO 2019 US-2	SO 2020	SO 2020 US
Date of Shareholders' Meeting	June 21, 2016	June 21, 2016	June 16, 2017	June 16, 2017	June 15, 2018	June 15, 2018	June 15, 2018	June 15, 2018	November 27, 2019	November 27, 2019	November 27, 2019
Date of allocation	December 15, 2016	December 15, 2016	November 21, 2017	November 21, 2017	November 7, 2018	November 7, 2018	July 18, 2019	July 18, 2019	November 27, 2019	December 11, 2020	December 11, 2020
Exercise conditions	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
Number of stock options granted to employees	42 250	21 125	61 497	30 753	95 000	17 500	82 750	30 620	13 350	103 750	56,250
Number of stock options granted to the Chief Executive Officer	6,667	3,333	11,333	5,667	27,000	0	25,130	0	0	35,000	0
–Jean-François Mouney	6,667	3,333	11,333	5,667	17,000	0	15,130	0	0	0	0
–Pascal Prigent	0	0	0	0	10,000	0	10,000	0	0	35,000	0
Start date for the exercise of the stock options(3)	December 16, 2019	December 16, 2019	January 1, 2021	January 1, 2021	January 1, 2022	January 1, 2022	September 17, 2022	September 17, 2022	January 17, 2023	December 31, 2023	December 31, 2023
Stock options expiry date	December 16, 2026	December 16, 2026	January 1, 2027	January 1, 2027	January 1, 2028	September 30, 2028	September 17, 2029	September 17, 2029	January 17, 2030	December 31, 2027	December 31, 2027
Stock options exercise price per share(4)	€15.79	€15.79	€17.91	€17.91	€16.00	€21.65	€13.99	€16.90	€14.31	€3.50 (C)	€4.52
										€4.38 (D)
Number of stock options exercised as of April 1, 2025	0	0	0	0	0	0	0	0	0	15,000	0
Number of lapsed or voided stock options	14,519	9,151	29,618	18,655	53,671	7 787	56,537	25,507	13,350	22,500	28,750
Number of stock options vested	34,398	15,307	43,212	17,765	68,329	9,713	51,343	5,113	0	116,250	27,500
Number of stock options remaining to vest as of April 1, 2025	0	0	0	0	0	0	0	0	0	0	0

Plan title	SO 2021	SO 2021 US	SO 2022	SO US 2022	SO SU 2022	SO 2023	SO US 2023	SO SU 2023	SO 2024	SO US 2024	SO SU 2024
Date of Shareholders' Meeting	June 30, 2021	June 30, 2021	May 25, 2022	May 25, 2022	May 25, 2022	May 25, 2022	May 25, 2022	May 25, 2022	May 24, 2023	May 24, 2023	May 24, 2023
Date of allocation	October 18, 2021	October 18, 2021	October 14, 2022	October 14, 2022	October 14, 2022	March 10, 2023	March 10, 2023	March 10, 2023	March 5, 2024	March 5, 2024	March 5, 2024
Exercise conditions	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)	(1) (2)
Number of stock options granted to employees	134,375	32,500	131,000	34,625	8,750	108,700	30,200	16,300	156,875	20,625	21,250
Number of stock options granted to the Chief Executive Officer	35,000	0	35,000	0	0	35,000	0	0	35,000	0	0
–Jean-François Mouney	0	0	0	0	0	0	0	0		0	0
–Pascal Prigent	35,000	0	35,000	0	0	35,000	0	0	35,000	0	0
Start date for the exercise of the stock options(3)	October 20, 2024	October 20, 2024	October 18, 2025	October 18, 2025	December 3, 2025	March 14, 2026	March 14, 2026	March 14, 2026	March 16, 2027	March 16, 2027	March 16, 2027
Stock options expiry date	October 20, 2031	October 20, 2031	October 17, 2032	October 17, 2032	December 3, 2032	March 13, 2033	March 13, 2033	March 13, 2033	March 15, 2034	March 15, 2034	March 15, 2034
Stock options exercise price per share(4)	€2.61 (C)	€3.22	€3.12 (C)	€3.94	€2.95	€3.26 (C)	€4.05	€3.26	€2.74 (C)	€3.30	€2.74
	€3.26 (D)		€3.91 (D)			$4.07 (D)			€3.42 (D)
Number of stock options exercised as of April 1, 2025	3,400	0	0	0	0	0	0	0	0	0	0
Number of lapsed or voided stock options	28,806	11,250	4,000	11250	5000	0	12600	10000	0	5625	10000
Number of stock options vested	140,569	21,250	0	0	0	0	0	0	0	0	0
Number of stock options remaining to vest as of April 1, 2025	0	0	162,000	23,375	3,750	143,700	17,600	6,300	191,875	15,000	11,250

Plan title	SO SA 2025	SO US 2025	SO SU 2025
Date of Shareholders' Meeting	May 22, 2024	May 22, 2024	May 22, 2024
Date of allocation	February 28, 2025	February 28, 2025	February 28, 2025
Exercise conditions	(1) (2)	(1) (2)	(1) (2)
Number of stock options granted to employees	166,000	5,625	15,250
Number of stock options granted to the Chief Executive Officer	0	0	0
–Jean-François Mouney	0	0	0
–Pascal Prigent	0	0	0
Start date for the exercise of the stock options(3)	March 16, 2028	March 16, 2028	March 16, 2028
Stock options expiry date	March 15, 2035	March 15, 2035	March 15, 2035
Stock options exercise price per share(4)	€2.91	€3.44	€2.91
Number of stock options exercised as of April 1, 2025	0	0	0
Number of lapsed or voided stock options	0	0	0
Number of stock options vested	0	0	0
Number of stock options remaining to vest as of April 1, 2025	166,000	5,625	15,250
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
SO D 2024 SO C 2024 SO US 2024 SO SU 2024 AGA S 2024 AGA D 2024 Evaluation date for performance conditions: 3/15/2027
Internal conditions - a) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will be vest, if elafibranor obtains marketing authorization from the FDA or EMA in accordance with the road map. b) 30% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 6,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the three following conditions relating to the development of VS-01 is met: (i) Interim results of the UNVEIL-IT® study are obtained in accordance with the road map; (ii) Final results of the UNVEIL-IT® study are obtained in accordance with the road map; (iii) Positive clinical results obtained and communicated in at least one ACLF sub-population or ACLF-related indication in accordance with the road map. c) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the two following conditions relating to the development of GNS561 is met: (i) Interim biomarker data from the ongoing phase 1b/2 is obtained in accordance with the road map; (ii) Final results for the Phase 1b part of the Phase 1b/2 study are obtained in accordance with the road map. d) 15% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 3,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the three following conditions relating to the development of NTZ and SRT-015 is met: (i) Start of a phase 1b/2 study of NTZ in ACLF in accordance with the road map; (ii) Final results of a phase 1b/2 study of NTZ in ACLF in accordance with the road map and finalization of preclinical development of SRT-015 in 2024 which would allow, as necessary, the start of a first in human study of SRT-015 in accordance with the road map; (iii) Results of the first in human study of SRT-015 in accordance with the road map. e) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will vest, if, with respect to one of the other programs in the Company’s pipeline in preclinical development at the time of this allocation decision (VS01 UCD/OA, VS02, CLM-022, …), at least one clinical trial is ongoing in accordance with the road map. f) 25% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 5,000 of the Free Shares for the AGA D 2024 will vest, if, at any time during the Vesting Period, two of the programs in the Company's pipeline at the date of the Grant Decision have delivered clinical results in humans enabling them to be considered for further development, resulting in the initiation of a phase 2b clinical trial or a phase 3 clinical trial, or the granting of accelerated approval.
External conditions - Each applicable portion of all 20,000 Free Shares under the AGA D 2024 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 20,000 Free Shares under the AGA D 2024 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2024 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2024 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2024 instruments (c) All AGA D 2024 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

Plans	Nature of performance conditions
SO SA 2025 SO US 2025 SO SU 2025 AGA S 2025 Evaluation date for performance conditions: 3/15/2028
a) 50% of the instruments SO SA 2025/SO US 2025/ SO SU 2025/AGA S 2025 will be exercisable or definitively vest, if at least one of the drug candidates in clinical development (VS01 ACLF, NTZ ACLF and GNS561 in the CCA) obtains positive results justifying the initiation of a phase 2b or phase 3 clinical trial or the granting of a marketing authorization; b) 25% of the instruments SO SA 2025/SO US 2025/ SO SU 2025/AGA S 2025 will be exercisable or definitively vest, if at least two of the development programs in preclinical development obtain positive results which justify advancing into clinical development (initiation of a clinical trial in humans). These programs are: (i) drug candidates in preclinical development at this date (SRT015, CLM022 and VS02); (ii) development programs in preclinical development at this date in other indications (VS01 UCD/OA, GNS561 in tumors other than CCA); c) 25% of the instruments SO SA 2025/SO US 2025/ SO SU 2025/AGA S 2025 will be exercisable or definitively vest, if one or more “Business Development” agreements (either licensing-in or commercial partnership) with a significant impact for the Company are signed.

C.	Board Practices
Board Composition
Under French law and our bylaws, our Board of Directors must be comprised of between three and 18 members. In accordance with our bylaws, directors are appointed for a term of three years. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting. Directors chosen or appointed to fill a vacancy must be elected by our Board of Directors for the remaining duration of the current term of the vacant Director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the Board of Directors would be comprised of less than three Directors as a result of a vacancy or removal, the remaining Directors shall immediately convene a shareholders’ general meeting to elect one or several new Directors so there are at least three Directors serving on the Board of Directors, in accordance with French law.
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

Our Board of Directors currently consists of eight Directors, one of whom is a citizen or resident of the United States, and one Board observer. As permitted by French law, two of our Directors, SAS Biotech Avenir, and Ipsen, are legal entities. These entities have designated, respectively, individuals, Florence Séjourné, and Dr. Sandra Silvestri, to represent them and to act on their behalf at meetings of our Board of Directors. Ms. Séjourné and Dr. Silvestri have the same responsibilities to us and to our shareholders as they would have if they had been elected to our Board of Directors in their individual capacity. None of our Directors serve pursuant to a service contract providing benefits upon termination of service as a Director.
The following table sets forth the names of our Directors, the years of their initial appointment as Directors of our Board or our former Supervisory Board or our former Executive Board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT		TERM EXPIRATION YEAR
Jean-François Mouney	Chairman	1999	(1)	2027
Eric Baclet	Vice-Chairman	2020		2025 (5)
IPSEN, represented by Dr. Sandra Silvestri	Director	2022		2027
Katherine Kalin	Director	2020		2025 (5)
Catherine Larue	Director	2017		2027
Anne-Hélène Monsellato	Director	2017		2027
Philippe Moons	Observer	2015	(2)	2027
Biotech Avenir SAS represented by Florence Séjourné	Director	2010	(3)	2027
Jean-François Tiné	Director	2020	(4)	2027
(1)As member of the former Executive Board of our company and was subsequently appointed as Director at our combined general meeting in June 2017 and elected as Chairman and Chief Executive Officer of our company. Mr. Mouney resigned as Chief Executive Officer of our company in September 2019 but continues to serve as Chairman of our Board of Directors.
(2)As member of the former Supervisory Board and was subsequently appointed as Director at our combined general meeting in June 2017. He resigned as a Director on February 26, 2021 but remains as an observer on the Board of Directors.
(3)Biotech Avenir SAS was appointed to the former Supervisory Board for the first time on incorporation of the Company on September 15, 1999. Ms. Séjourné has been its permanent representative since 2010, first to the former Supervisory Board and later to the Board of Directors of our company.
(4)Appointed by the Board of Directors on February 26, 2021 to replace Philippe Moons on the Board of Directors. His appointment was approved by the Shareholders' Meeting on June 30, 2021 to serve out the remainder of the term of Philippe Moons which ended at the shareholders meeting called to approve the financial statements for the year ended December 31, 2021 held on May 25, 2022. His appointment was renewed by the May 25, 2022 shareholders' meeting.
(5)The renewal of his/her term will be proposed to the Shareholders Meeting of June 17, 2025.

The Board of Directors will also propose the appointment of a new director, Mr. Tristan Imbert at the June 17, 2025 Shareholders' Meeting. The biography, including the positions and mandates held by Mr. Tristan Imbert, will be published on the Company's website (in the Report of the Board of Directors to the Shareholders’ Meeting) in accordance with Article R. 225-83 of the French Commercial Code.
In 2024, the Board of Directors met 10 times, with an average participation rate of 84 % of Directors.
The average participation rates for each Director at Board of Directors’ meetings was:
Mr. Jean-François Mouney : 100% ;
Mr. Eric Baclet : 100%
IPSEN (represented by Ms. Sandra Silvestri): 50%
Ms. Katherine Kalin: 90%;
Ms. Catherine Larue : 70% ;
Ms. Anne-Hélène Monsellato : 100% ;
Biotech Avenir SAS (represented by Ms. Florence Séjourné) : 60%.
Mr. Jean-François Tiné: 100%.
 Board Diversity
Since January 1, 2017, under French law, the number of Directors of each gender may not be less than 40% of the total number of Directors. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Any appointment which remedies a violation of the 40% gender limit must be ratified by our shareholders at the next ordinary general meeting pursuant to French Law. As of the date of this Annual Report, five of the eight Directors are women.
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
Corporate Governance Practices
As a general matter, the Company's Board practices comply with the recommendations of the Middlenext corporate governance code.
For an overview of the Company's corporate governance practices and the ways they may differ from Nasdaq's corporate governance listing rules, see Item 16.G - "Corporate Governance".
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
Following the death of Mr. Xavier Guille des Buttes in April 2024, the composition of our Board Committees changed. Mr. Éric Baclet, the new Vice-Chairman of the Board of Directors, was appointed Chairman of the Nominations and Compensation Committee. Mr. Jean-François Tiné joined the Audit Committee. In May, the Board of Directors appointed Ms. Katherine Kalin as member of the ESG Committee.
Audit Committee.

Our Audit Committee assists our Board of Directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their compensation and independence for approval. Ms. Anne-Hélène Monsellato, Mr. Eric Baclet and Mr. Jean-François Tiné currently serve on our Audit Committee. Ms. Monsellato is the chairperson of our Audit Committee. Our Board has determined that each member is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has further determined that Ms. Monsellato is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members qualifies as financially sophisticated under the applicable Nasdaq listing rules. The principal responsibility of our Audit Committee is to monitor the existence and efficacy of the Company’s financial audit and risk control procedures on an ongoing basis.
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
In 2024, the Audit Committee met 4 times, with an average participation rate of 100% of committee members.
Nomination and Compensation Committee.
Mr. Eric Baclet, Dr. Catherine Larue and Mr. Jean-François Mouney currently serve on our Nomination and Compensation Committee. Mr. Eric Baclet is the chairperson of our Nomination and Compensation Committee.
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
In 2024, the Nomination and Compensation Committee met 5 times, with an average participation rate of 100% of committee members.
Strategy and Alliances Committee.
Mr. Jean-François Mouney, Ms. Katherine Kalin and Mr. Jean-François Tiné currently serve on our Strategy and Alliances Committee. Mr. Jean-François Mouney is Chairman of our Strategy and Alliances Committee.
Our Board of Directors has specifically assigned the following duties to the Strategy and Alliances Committee:
•analyze business and corporate development opportunities, including strategic opportunities for acquisition or licensing of product rights or mergers and acquisitions with other companies, and certain financing transactions;
•evaluate potential target products and companies;
•review the feasibility of any potential transactions.
In 2024, the Strategy and Alliances Committee met 3 times, with an average participation rate of 78% of committee members.
ESG Committee
Ms. Catherine Larue, Ms. Katherine Kalin and Mr. Jean-François Mouney currently serve on our ESG Committee. Ms. Catherine Larue is the chairwoman of our ESG Committee.
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
In 2024, the ESG Committee met 3 times, with a participation rate of 100% of committee members.

D.	Employees
As of December 31, 2024, we had 180 employees. Of these employees, 96 were engaged in research and development and services related to research and development activities, 61 were engaged in administration and management, which includes finance, investor relations, information systems, human resources and legal, and 2 were engaged in marketing and commercial activities.
Of these 180 employees, 162 were employed by GENFIT S.A., 11 were employed by our U.S. subsidiary, GENFIT Corp, and 7 were employed by our Swiss subsidiary, Versantis AG. Employees employed by GENFIT S.A. are mainly based in France, employees employed by GENFIT Corp. are mainly based in our Cambridge, Massachusetts office and employees employed by Versantis AG are mainly based in Zurich, Switzerland.

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
The following table sets forth, as of April 1, 2025, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each member of our senior management;
•each of our directors; and
•all of our senior management and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest by June 1, 2025 the date that is 60 days after April 1, 2025, and stock options and warrants that are currently exercisable or exercisable by June 1, 2025. Shares subject to options and warrants currently exercisable or exercisable by June 1, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 49,996,185 of our ordinary shares outstanding as of April 1, 2025.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o GENFIT S.A., Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage
Significant Shareholders:
Biotech Avenir SAS(1)	1,888,618	3.78%
Ipsen Pharma SAS(2)	3,985,239	7.97%
Members of the board of directors and senior management:
Jean-François Mouney(3)	1,976,539	3.95%
Pascal Prigent(4)	108,824	*
Dean Hum, Ph.D(5)	61,775	*
Carol Addy, M.D.	18,500	*
Jean-Christophe Marcoux(6)	40,125	*
Laurent Lannoo(7)	51,584	*
Thomas Baetz	—	—
Pascal Caisey(8)	23,375	*
Stefanie Magner(9)	39,116	*
Emilie Desodt (10)	3,393	*
John Brozek (11)	24,416	*
Sakina Sayah-Jeanne	—	—
Tom Huijbers	—	—
Catherine Larue, Ph.D	—	—
Anne-Hélène Monsellato	—	—
Sandra Silvestri, M.D., Ph.D.(2)	—	—
Florence Séjourné(1)	—	—
Philippe Moons(12)	1,040	*
Katherine Kalin (13)	5,000	*
Eric Baclet (14)	1,200	*
Jean-François Tiné (15)	10,600	*
All members of the board of directors and senior management as a group (21 people)(16)	2,365,487	4.73%
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
(2)Sandra Silvestri represents Ipsen Pharma SAS (through Ipsen) on our board of directors. The Ipsen shares were, but no longer are, subject to a lock-up period.
(3)Consists of 1,935,212 ordinary shares, of which 1,888,618 shares are held directly by Biotech Avenir, and 41,327 stock options that are exercisable within 60 days of April 1, 2025.
(4)Consists of 30,708 ordinary shares and 78,116 stock options that are exercisable within 60 days of April 1, 2025.
(5)Consists of 10,293 ordinary shares and 51,482 stock options that are exercisable within 60 days of April 1, 2025.
(6)Consists of 4,670 ordinary shares and 35,455 stock options that are exercisable within 60 days of April 1, 2025.
(7)Consists of 11,236 ordinary shares and 40,348 stock options that are exercisable within 60 days of April 1, 2025.
(8)Consists of 1,500 ordinary shares and 21,875 stock options that are exercisable within 60 days of April 1, 2025.
(9)Consists of 2,760 ordinary shares and 36,356 stock options that are exercisable within 60 days of April 1, 2025.
(10)Consists of 235 ordinary shares and 3,158 stock options that are exercisable within 60 days of April 1, 2025.
(11)Consists of 3,008 ordinary shares and 21,408 stock options that are exercisable within 60 days of April 1, 2025.
(12)Consists of 1,040 ordinary shares. Philippe Moons is an observer on the Board of Directors.
(13)Consists of 5,000 ADS.
(14)Consists of 1,200 ordinary shares.
(15)Consists of 10,600 ordinary shares.
(16)Includes 1,888,618 shares held directly by Biotech Avenir.
As of April 1, 2025, to the best of our knowledge, we believe that we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons.

Significant Changes in Percentage Ownership

There were no significant changes in the percentage ownership held by our principal shareholders during the year ended December 31, 2024.
Voting Rights
A double voting right is attached to each registered share that is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.
Shareholders in the United States
As of April 1, 2025, to the best of our knowledge, approximately 1,728,840 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) or approximately 4.09% were held by 2 shareholders of record in the United States, including The Bank of New York Mellon, the depositary of our ADR program. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions
Since January 1, 2024, we have engaged in the following transactions with our directors, senior management and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
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
The Chief Executive Officer is also eligible to receive, except in the case he is terminated on the basis of serious misconduct within the meaning of labor law, severance pay equal to (i) eighteen months of fixed compensation, calculated on the basis of the gross amounts due for the past twelve months and (ii) increased, where applicable, by the amount of the annual variable compensation due for the previous year. This compensation would be paid one month after his effective termination, provided that at least one of the following criteria or events has occurred (updated by the Board of Directors on April 11, 2025):
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

Biotech Avenir SAS
Biotech Avenir SAS, a management holding company, holds 3.78% of our share capital and 6.63% of our voting rights, as of April 1, 2025. Jean-François Mouney, the Chairman of our Board of Directors and, until September 2019, our Chief Executive Officer, is also Chairman of the Management Committee of Biotech Avenir SAS and holds 17.1% of its share capital. Florence Séjourné, who represents Biotech Avenir SAS on our Board of Directors, is also member of the Management Committee of Biotech Avenir SAS and holds 9.9% of its share capital. Other GENFIT Executive Committee members who hold share capital of Biotech Avenir SAS are as follows: Dean Hum holds 6.2% of its share capital, Laurent Lannoo, who is a member of the Management Committee of Biotech Avenir SAS, holds less than 0.03% of its share capital and John Brozek holds 0.13% of its share capital. The registered office of Biotech Avenir SAS is located at the same address as our principal executive offices, which is provided free of charge to Biotech Avenir SAS.
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
The parties to the Shareholders’ Agreement that hold our shares include the Université de Lille, Fondation partenariale de l’Université de Lille, Finorpa SCR, Biotech Avenir SAS, our Chairman of the Board Jean-François Mouney and Charles Woler.
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
See also Item 10.C - "Additional Information - Material Contracts" herein for more information regarding this agreement.
For information regarding the revenues from the Collaboration and license agreement, see Note 7.1 - "Revenues from contracts with customers" to our consolidated financial statements included in this report.
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

The Part B Agreement governs the conditions under which a certain number of transition services have been marginally carried out in 2024 by the Company until the total transfer of responsibility for the trial is turned over to Ipsen, and in particular the terms of compensation for these services during the specific period when some patients had completed the treatment corresponding to the first part of the clinical trial and initiated the treatment of the second part while others had not. These services are independent of those provided for by the TSA and the Ipsen Collaboration and License Agreement.
For information regarding the revenues from the services rendered under the TSA and the Part B Agreement, see Note 7.1 - "Revenues from contracts with customers" to our consolidated financial statements included in this report.
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
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, including those described in Note 27 - "Litigation" of our consolidated financial statements for the year ended December 31, 2024 appended to this annual report.
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
Under the terms of the agreement, we received an upfront cash payment of €120 million, and are eligible for regulatory, commercial, and sales-based milestone payments up to €360 million, plus tiered double-digit royalties of up to 20%. At the date of this report, GENFIT already has received €62 million of the potential €360 million milestone payments provided for in Ipsen Agreement.
We were responsible for the Phase 3 ELATIVE® trial until the completion of the double-blind period. Ipsen now has responsibility for all additional clinical development, including completion of the long-term extension period of the ELATIVE® trial, and global commercialization (excluding Greater China which is licensed to Terns).
This strategic partnership also provides Ipsen with access to our research capabilities and other clinical programs through rights to first negotiation.
In addition, pursuant to an investment agreement entered into on the same date as the collaboration and licensing agreement, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares representing 8% of GENFIT S.A after issuance, via a €28 million investment. The new shares were initially subject to a lock-up period which has now ended. Following approval by our shareholders at the shareholders' meeting on May 25, 2022, Ipsen became a member of our Board of Directors.
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is an exhibit to this annual report.
Royalty Financing Agreement with HCRx
We have signed a royalty financing agreement with HCRX Investments Holdco, L.P., or HCRx on January 30, 2025, comprising a Bond Support Agreement and a Bond Subscription Agreement, with Terms and Conditions of the royalty financing bonds, collectively the Royalty Financing Agreement. The royalty financing takes the form of an issuance by GENFIT of straight bonds to be subscribed by HCRx (the “Royalty Financing Bonds”), for an aggregate subscription price plus premium of up to €185 million (the “Subscription Price”, with a nominal value of €9,250,000). This agreement includes an initial payment of €130 million and up to €55 million via two additional installments of €30 million and €25 million, respectively, based on near-term milestones being met.
Payment of the €130 million installment was made at closing on March 20, 2025. Payment of each additional installment is subject to certain sales milestones for Iqirvo® (elafibranor), and can be exercised at the discretion of GENFIT upon achievement of such milestones.

HCRx will be compensated and repaid out of a portion of the royalties which GENFIT is eligible to receive from its partner Ipsen pursuant to the Ipsen Agreement. Cumulative payment to HCRx is capped at a maximum value and subject to time-limits as described below. Once the cap or time-limit is met, all future royalties will revert back to GENFIT. GENFIT retains the right to receive any regulatory, commercial and sales-based milestone payments under the Ipsen agreement, including the €26.55 million milestone expected in 2025 pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market.
The royalties will be paid into a dedicated account and GENFIT will grant a security interest on the corresponding portion of the royalty receivables.
Main terms of the Royalty Financing are as follows:
The Royalty Financing Bonds’ subscription price (the "Subscription Price") is payable in up to three installments as follows:
•A first installment for a total subscription amount of €130 million issued on March 20, 2025;
•A second installment for a total subscription amount of €30 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2025; and
•A third installment for a total subscription amount of €25 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2026.
Payment of the second and third installments are at the option of GENFIT, provided the corresponding conditions are met.
The Royalty Financing Bonds issued by GENFIT will not bear interest. Instead, the returns on these bonds will be tied to a portion of the royalties GENFIT receives under the Ipsen agreement from October 1, 2024. This portion of the royalties is subject to the following caps and time-limits:
•An annual cap equal to the amount of royalties based on an annual maximum amount of net sales of €600 million. GENFIT will receive 100% of the royalties based on the annual net sales exceeding this maximum.
•A combined overall cap and time-limit determined as follows: When the cumulated amount of royalties received by HCRx will represent 155% of the Subscription Price of the Royalty Financing Bonds, excluding the nominal value (i.e., approximately €277.5 million if all installments of the Subscription Price are paid), it will no longer be entitled to the royalties, which will, from then on, fully revert to the Company. If, at December 31, 2030, the cumulated amount of royalties received by HCRx represents less than this 155% return rate, it will continue to receive the royalties until the cumulated amount received represents 195% of the Subscription Price excluding the nominal value (i.e., up to a maximum of €351.5 million if all installments of the Subscription Price are paid). If, at December 31, 2033, this 195% return rate is not achieved, HCRx will continue to receive the royalties until the cumulated amount received equals 250% of the Subscription Price excluding the nominal value (i.e., up to a maximum of € 453.25 million if all installments of the Subscription Price are paid).
•A final time-limit corresponding to the earlier of the following two dates: (i) the date on which the Company would no longer be entitled to receive royalties under the Ipsen agreement, and (ii) March 31, 2045 (notwithstanding the fact that none of the above return rates would have been achieved).
•When either of the above cap/time limit is reached, GENFIT must repay the nominal amount of the Royalty Financing Bonds (i.e. €9,250,000).
HCRx’s recourse against GENFIT is limited to GENFIT’s non-compliance with its contractual obligations under the royalty financing documentation and repayment of the nominal value of the Royalty Financing Bonds (€9,250,000).
To secure its payment and repayment obligations under the Royalty Financing Bonds, GENFIT has transfered the corresponding royalty receivables relating to net sales under the Ipsen Agreement to a French law trust (fiducie-sûreté) for the benefit of the holders of the Royalty Financing Bonds, until the above mentioned cap/time limit is reached.
On March 13, 2025, HCRx transferred its rights to purchase all of the Royalty Financing Bonds, and all rights and obligations relating to the purchase and ownership of the Royalty Financing Bonds under the Bond Support Agreement and the Bond Subscription Agreement to HCR Iqirvo SPV, LP.
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreements, each of which are exhibits to this annual report.
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
The terms and conditions of the OCEANEs contain a negative pledge clause which limits the ability of the Company to grant security interests to its creditors upon its present or future assets or revenues. The closing of the Royalty Financing, was subject to approval of OCEANEs bondholders of an amendment to this negative pledge clause, allowing for the grant of the security interest contemplated in the Royalty Financing. This amendment was approved by the OCEANEs bondholders on March 10, 2025.

Concurrently with the Royalty Financing, the Company proposed to all of the OCEANEs holders to enter into a Put Option Agreement, pursuant to which the Company unconditionally and irrevocably undertook to repurchase the OCEANEs of such holder at a price of EUR 32.75 per bond, subject to approval by the general meeting of the OCEANE holders of the amendment of the terms and conditions of the OCEANEs and the closing of the Royalty Financing (the “Repurchase”).
Certain OCEANEs bondholders exercised their put option for a total of 1,882,891 OCEANEs, i.e. 99% of the total number of OCEANEs outstanding. At a price of €32.75 per bond, this represents a total Repurchase amount of € 61,664,680.25. The settlement of the Repurchase occurred on March 26, 2025 and the repurchased OCEANEs were thereafter canceled by the Company.
As of April 1, 2025, there were 19,807 OCEANEs outstanding, representing 0.2% of the share capital of the Company. The maximum dilution to GENFIT’s share capital in the event of full conversion would be 0.2%, with approximately €586 thousand nominal amount outstanding.
The OCEANEs are admitted to trading on Euronext Access (the free market of Euronext in Paris).
For more information see Note 20.1 - "Loans and Borrowings - Breakdown of convertible loan" and Note 2.2 - "Major events after the period" to our consolidated financial statements included in this annual report.

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
The following describes material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of ordinary shares or ADSs by a U.S. holder (as defined below). This summary addresses these tax considerations only for U.S. holders that will hold such ordinary shares ADSs as capital assets (generally, property held for investment). This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder, such as the effects of Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary does not address tax considerations applicable to a holder of the ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
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
•persons that hold ordinary shares or ADSs as part of a “hedging,” “integrated”, “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•certain former citizens or long term residents of the United States;
•persons that received ordinary shares or ADSs as compensation for the performance of services;
•persons acquiring ordinary shares or ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in France;
•holders that elect to apply the provisions of Section 1400Z-2 of the Code to any gain realized upon a disposition of our ordinary shares or ADSs;
•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and ordinary shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
•holders that have a “functional currency” other than the U.S. dollar.
Holders of ordinary shares or ADSs who fall within one of the categories above are advised to consult their usual tax advisor regarding the specific tax consequences which may apply to their particular situation.

For the purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:
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
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares or ADSs, the tax consequences relating to an investment in the ordinary shares or ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult his, her or its tax advisor regarding the specific tax considerations of acquiring, owning and disposing of the ordinary shares or ADSs in its particular circumstances.
The discussion in this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
Persons considering an investment in the ordinary shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws, French tax laws and other non-U.S. tax laws.
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
In particular, the French finance bill for 2025 (loi de finances pour 2025) enacted on February 14, 2025 contains certain measures that affect the French taxation of U.S. holders purchasing, owning and disposing of ordinary shares or ADSs.
This summary does not constitute a legal opinion or tax advice. U.S. holders are advised to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs in light of their particular circumstances, including the effect of any U.S. federal, state, local or other national tax laws.
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
For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of ordinary share or ADSs.
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

This discussion applies only to investors that hold ordinary shares or ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to U.S.-France Tax Treaty benefits under the “Limitation on Benefits” provision contained in the U.S.-France Tax Treaty, and whose ownership of the ordinary shares or ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, brokers, mutual funds, individual retirement or other tax-deferred accounts persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below, and are advised to consult their usual tax advisor regarding the specific tax consequences which may apply to their particular situation.
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
Financial Tax on Financial Transactions
Pursuant to Article 235 ter ZD of the French tax code (Code général des impôts, the “FTC”), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions at a 0.3% rate until March 31, 2025, and then at a 0.4% rate as from April 1, 2025 (pursuant to Article 98 of the finance bill for 2025, provided that, broadly, the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities on an annual basis in their official guidelines. Pursuant to the official guidelines BOI-ANNX-000467-23/12/2024 issued on December 23, 2024, we are currently not included in such list.
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
Registration Duties
In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the French Monetary and Financial Code (Code Monétaire et Financier) are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. As ordinary shares of our company are listed on Euronext Paris, which is an organized market within the meaning of the French Monetary and Financial Code, their transfer should be subject to uncapped registration duties at the rate of 0.1% in case of the existence of a written statement (“acte”) and provided that Article 235 ter ZD of the FTC is not applicable. Although there is no case law or official guidelines published by the French tax authorities on this point, transfer of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties. U.S. Holders are urged to consult their own tax advisor about the possible application of the registration duty upon the transfer of ADSs.
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

As an exception, a U.S Holder domiciled, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC, except for those mentioned in paragraph 2 bis-2° of the same Article, should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the U.S.-France Tax Treaty. The list of non-cooperative states or territories is published by decree and is in principle updated annually. This list was last updated on February 16, 2024, and currently includes American Samoa, Anguilla, Antigua and Barbuda, the Bahamas, Belize, Fiji, Guam, Palaos, Panama, Russia, Samoa, Seychelles, Trinidad and Tobago, Turk and Caicos, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently American Samoa, Antigua and Barbuda, Belize, Fiji, Guam, Palaos, Panama, Russia, Samoa, Trinidad and Tobago and the United States Virgin Islands.
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
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 25% for payments benefiting legal persons that are the beneficial owners and are not French tax residents (and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area that would be subject to the tax regime set forth under Article 206 paragraph 2 of the FTC if its head office were located in France and that meet the criteria set forth in the tax guidelines BOI-RPPM-RCM-30-30-10-70-24/12/2019, No. 130, dated December 24, 2019), and (ii) 12.8% for payments benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC (except for those mentioned in paragraph 2-bis-2°), will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends are received in such States or territories, save for the safe-harbor provisions to apply. However, eligible U.S. Holders which are legal entities and entitled to U.S.-France Tax Treaty benefits under the “Limitation on Benefits” provision contained in the U.S.-France Tax Treaty who are U.S. residents, as defined pursuant to the provisions of the U.S.-France Tax Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Given the special features of the ADSs, U.S. Holders are advised to consult their own tax advisor about the possible application to ADSs of such provisions in light of their own circumstances.
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

The fair market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to continue to fluctuate. Fluctuations in the market price of our ordinary shares or ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our offerings. Although the matter is not free from doubt, based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2024, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2024. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies, and whether such amounts along with reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. In addition, we hold a substantial amount of cash and cash equivalents, which are generally treated as a passive asset for purposes of determining PFIC status. Our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current taxable year. However, we could be considered a PFIC for the current taxable year or a future taxable year if the current percentage of our passive assets compared to our total assets increases. There can be no assurance that the IRS will agree with our conclusion with respect to any taxable year that we were not a PFIC for such taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.
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
Subject to applicable limitations and the Final FTC Treasury Regulations (as defined below), a U.S. holder generally may claim the amount of any French withholding tax on a distribution not exceeding the rate provided by the U.S.-France Tax Treaty as either a deduction from gross income or a credit against its U.S. federal income tax liability. Further, certain Treasury regulations addressing foreign tax credits (the “Final FTC Treasury Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Final FTC Treasury Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares, including under the Final FTC Treasury Regulations.

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
For the years ended December 31, 2023 and December 31, 2024, expenses in U.S. dollars totaled $15.3 million and $11.7 million respectively, based on the exchange rate in effect at December 31, 2023 and December 31, 2024. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €1.5 million and €1.2 million for the years 2023 and 2024 respectively.
For the years ended December 31, 2023 and December 31, 2024, expenses in Swiss Francs totaled CHF4.7 million and CHF3.0 million respectively, based on the exchange rate in effect at December 31, 2023 and December 31, 2024. As a result, an adverse 10% change in the exchange rate for the Swiss Franc against the euro would have resulted in a foreign exchange rate loss of approximately €0.6 million and €0.3 million for the years 2023 and 2024 respectively.
As of December 31, 2023 and December 31, 2024, cash and cash equivalents in U.S. dollars totaled $22.0 and $10.8 million respectively, based on the exchange rate in effect at December 31, 2023 and December 31, 2024. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €1.8 million and €0.9 million for the years 2023 and 2024 respectively.
As of December 31, 2023 and December 31, 2024, cash and cash equivalents in Swiss Francs totaled CHF1.1 million and CHF0.6 million respectively, based on the exchange rate in effect at December 31, 2023. As a result, an adverse 10% change in the exchange rate for the Swiss Franc against the euro would have resulted in a foreign exchange rate loss of approximately €0.1 million and €0.1 million for the years 2023 and 2024 respectively.
For the year ended December 31, 2023, we recorded a total net foreign exchange loss of €0.5 million (operating and financial), including a realized gain of €0.4 million. For the year ended December 31, 2024, we recorded a total net foreign exchange gain of €0.7 million (operating and financial), including a realized gain of €0.4 million. Any such historical gains or losses do not predict the future impact of foreign exchange rate risks.
We maintain a balance between euros, U.S. dollars and Swiss Francs in line with the projected outflows of expected resources in order to naturally cover the risk and therefore hold a significant portion of our cash in U.S. dollars and to a lesser extent Swiss Francs. Given the significant portion of our operations denominated in U.S. dollars and Swiss Francs, we decided to limit the conversions into euros of our U.S. dollar denominated cash and the conversions into euros of our Swiss Franc denominated cash. We do not use any specific hedging arrangements. However, as the majority of our expenses are denominated in euros, we could be required to convert U.S. dollars into euros or Swiss Francs into euros, and are therefore exposed to a foreign exchange risk. As of December 31, 2024, we did not have foreign exchange rate hedging tools or contracts in place.
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
Our financial liabilities, which consist primarily of convertible bonds and bank loans, carry either no interest or fixed interest rates, and therefore are not subject to interest rate risk, with the exception of the state-guaranteed loans (PGE), the interest rates of which may be revised in case of their extension beyond their current maturity, which in turn could lead to an increase in interest in the future.
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

Liquidity Risk
We had €81.8 million in cash and cash equivalents, as of December 31, 2024.
On March 20, 2025, GENFIT announced the closing of a royalty financing agreement (Royalty Financing) with HealthCare Royalty (HCRx) providing up to €185 million non-dilutive capital: €130 million upfront, with eligibility to receive up to €55 million in two additional installments based on near-term sales milestones for Iqirvo® (elafibranor), and can be exercised at the discretion of GENFIT upon achievement of such milestones.
Concurrently with the Royalty Financing, GENFIT proposed to OCEANE holders the possibility to enter into a put option agreement for the repurchase of their OCEANEs (Repurchase). Following this proposal, holders of OCEANEs exercised their put option for a total of 1,882,891 OCEANEs, i.e. 99% of the total number of OCEANEs outstanding. At a price of €32.75 per bond, this represents a total Repurchase amount of €61.7 million. As of the date of this Annual Report, the nominal amount of GENFIT’s convertible debt is €586 thousand.
For more information regarding our 2025 Royalty Financing Agreement and Debt Overhang Resolution Plan, see Note 2.2 - "Major events after the period" to the financial statements for the year ended December 31, 2024. and Item 10.C - "Additional Information - Material Contracts".
As a result we do not believe that we are exposed to short-term liquidity risk.
We estimate that we will be able to fund our operating expenses and capital expenditure requirements for the next 12 months at least. This estimate is based primarily on existing cash and cash equivalents, available financing (including the recent Royalty Financing), the reimbursement of research tax credits, and expected future milestones (subject to Iqirvo® (elafibranor) pricing and reimbursement approval in three European countries). Furthermore, this is based on current assumptions and programs, and does not include exceptional events. Lastly, this estimate is based on our current business plan and does not include any other potential milestones payable to or from us, nor any additional expenditures resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We have based this estimate on assumptions that may be incorrect and we may use our capital resources sooner than anticipated.
We may need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other partnerships, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Detail of calculation of net cash	As of
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Cash and cash equivalents	136,001	77,789	81,788
Current convertible loans	415	415	54,572
Other current loans and borrowings	4,665	7,510	2,009
Non-current convertible loans	49,861	52,206	—
Other non-current loans and borrowings	20,334	10,047	5,552
Net cash	60,726	7,610	19,655
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2024. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, as we do not generate significant revenue from product sales. Our inability or failure to do so could harm our business, financial condition and results of operations.

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
In March 2025, concurrently with the Royalty Financing, the Company sought OCEANE holder approval to amend the terms and conditions of the OCEANEs which contained a negative pledge clause which limits the ability of the Company to grant security interests to its creditors upon its present or future assets or revenues. The closing of the Royalty Financing was subject to approval of OCEANEs bondholders of an amendment to this negative pledge clause, allowing for the grant of the security interest contemplated in the Royalty Financing. This amendment was approved by the OCEANEs bondholders on March 10, 2025.
At the same time, the Company proposed to all of the OCEANE holders to enter into a Put Option Agreement, pursuant to which the Company unconditionally and irrevocably undertook to repurchase the OCEANEs of such holder at a price of EUR 32.75 per bond, subject to approval by the general meeting of the OCEANE holders of the amendment of the terms and conditions of the OCEANEs and the closing of the Royalty Financing (the “Repurchase”).
OCEANE holders exercised their put option for a total of 1,882,891 OCEANEs, i.e. 99% of the total number of OCEANEs outstanding. At a price of €32.75 per bond, this represents a total Repurchase amount of € 61,664,680.25. The settlement of the Repurchase occurred on March 26, 2025 and the repurchased OCEANEs were canceled by the Company.
As of April 1, 2025, there were 19,807 OCEANEs outstanding which represent 0.2% of the share capital of the Company. The maximum dilution to GENFIT’s share capital in the event of full conversion would be 0.2%, with approximately €586 thousand nominal amount outstanding.
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
Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the framework in “Internal Control - Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2024.
See report of Ernst & Young et Autres included under Item 17. - "Financial Statements” on page F-3.

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
Ernst & Young et Autres, or E&Y, served as our independent registered public accounting firm for 2023 and 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years :

	As of
(in € thousands)	2023/12/31	2024/12/31
Audit fees	635	608
Audit-related fees	34	5
Tax fees	—	—
Other fees	—	—
TOTAL	669	613
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
There were no “Tax Fees” or “Other Fees” billed or paid during 2023 or 2024.

Auditor Name	Auditor Location	Auditor Firm ID
Ernst & Young et Autres	Paris, France	1704
Audit and Non-Audit Services Pre-Approval Policy
The Audit Committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2024 were pre-approved by the Audit Committee.
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
The Board of Directors, at its meeting of January 24, 2024 approved the Audit Committee’s recommendation. The Annual Shareholders’ Meeting held in May 22, 2024 approved the Board of Director's proposal to renew Ernst & Young et Autres and Grant Thornton as joint statutory auditors for a six-year term, i.e. until the Annual Shareholders’ Meeting to be held in 2030, which will approve the financial statements for the year 2029.

Item 16G.	Corporate Governance.
As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we will be subject to Nasdaq’s corporate governance listing rules. However, the Nasdaq Global Select Market’s Listing Rules provide that foreign private issuers, as defined in the rules promulgated under the US Securities Exchange Act of 1934, as amended, (the “Exchange Act”), are permitted, pursuant to Nasdaq Listing Rule 5615(a)(3), to follow home country corporate governance practices in lieu of Nasdaq Listing Rules, with certain exceptions. A foreign private issuer that elects to follow a home country practice instead of Nasdaq's Listing Rules must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. As a general matter, the Company follows the French Middlenext corporate governance code for corporate governance matters and it intends to follow home country practice to the maximum extent possible. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing rules. For example, while Nasdaq Listing Rule 5605(b) would require a majority of the Board of Directors to be independent, neither the corporate laws of France, nor the Middlenext corporate governance code, nor the Company’s bylaws require that (1) a majority of our Board of Directors consist of independent directors; (2) our nomination committee be composed entirely of independent directors; (3) our compensation committee be composed entirely of independent directors; and (4) our independent directors hold regularly scheduled meetings at which only independent directors are present. However, the Middlenext corporate governance code recommends that at least two members of the Board of Directors be independent (as such term is defined under the code).
Moreover, in accordance with French law, each of the committees of our Board of Directors will only have an advisory role and can only make recommendations to our Board of Directors. As a result, decisions will be made by our Board of Directors taking into account non-binding recommendations of the relevant Board of Directors committee.
The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:
•Audit Committee. As a foreign private issuer, the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules require that our Audit Committee must be composed of at least three independent members. In addition, we are required to comply with Rule 10A-3 under the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the Board of Directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.
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
We have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, as well as by the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy, including any amendments thereto, is filed as Exhibit 11.1* to this Annual Report on Form 20-F.

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
These processes are prioritized across all organizational levels, with cybersecurity acknowledged as a critical risk within the core enterprise risks that we regularly evaluate and address as an integral part of our risk management plan. As part of this plan, we also conduct periodic assessments of our assets, including IT assets, to evaluate the effectiveness of applicable security controls. In the past we regularly commission third-party audits of our security controls.
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

PART III

Item 17.	Financial Statements.
See Item 18 –“Financial Statements"

Item 18.	Financial Statements.
See pages F-1 through F-56 of this annual report.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association of GENFIT S.A. (English translation)
2.1	Form of Deposit Agreement	F-6	333-230265	4.1	3/14/2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-6	333-230265	4.1	3/14/2019
2.3*	Description of Securities
4.1†	Summary of 2022 Free Shares (AGA) Plan	20-F	001-38844	4.5	4/18/2023
4.2†	Summary of 2023 Free Shares (AGA) Plan	20-F	001-38844	4.6	4/18/2023
4.3†	Summary of 2024 Free Shares (AGA) Plan	20-F	001-38844	4.6	4/5/2024
4.4†*	Summary of 2025 Free Shares (AGA) Plan
4.5†	Summary of 2016, 2017 and 2018 Share Option Plans	F-1	333-229907	10.3	2/27/2019
4.6†	Summary of 2019 Share Option Plans	20-F	001-38844	4.7	5/27/2020
4.7†	Summary of 2020 Share Option Plans	20-F	001-38844	4.8	4/23/2021
4.8†	Summary of 2021 Share Option Plans	20-F	001-38844	4.9	4/29/2022
4.9†	Summary of 2022 Share Option Plans	20-F	001-38844	4.11	4/18/2023
4.10†	Summary of 2023 Share Option Plans	20-F	001-38844	4.12	4/18/2023
4.11†	Summary of 2024 Share Option Plans	20-F	001-38844	4.1	4/5/2024
4.12†*	Summary of 2025 Share Option Plans
4.13	Summary of Lease Agreement (English translation)	F-1	333-229907	10.5	2/27/2019
4.14#	Collaboration and License Agreement between the registrant and Terns Pharmaceuticals, Inc., dated June 24, 2019	20-F	001-38844	4.9	5/27/2020
4.15#	Collaboration and License Agreement between the registrant and Ipsen Pharma SAS, dated December 16, 2021	20-F	001-38844	4.12	4/29/2022
4.16#	Share Purchase Agreement among the registrant, certain sellers of Versantis AG, as representative of the sellers, dated September 29, 2022	20-F	001-38844	4.16	4/18/2023
4.17*	Amended and Restated Terms and Conditions of the OCEANE convertible bonds dated March 10, 2025	20-F	001-38844	4.16	4/18/2023
4.18*#	Royalty Bond Support Agreement between GENFIT SA and HCRX Investment HoldCo, L.P., dated January 30, 2025
4.19*#	Bond Subscription Agreement between GENFIT SA and HCRX Investment HoldCo, L.P., dated January 30, 2025
4.20*#	Amendment to Bond Subscription Agreement between GENFIT SA and HCRX Investment HoldCo, L.P., dated March 12, 2025
8.1	Subsidiaries of GENFIT S.A.	20-F	001-38844	8.1	4/5/2024
11.1*	GENFIT Insider Trading Policy
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young et Autres
97.1	Compensation Recovery Policy	20-F	001-38844	97.1	4/5/2024

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENFIT S.A.

By:	/s/ Pascal Prigent
Pascal Prigent
Chief Executive Officer

Date:  April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GENFIT S.A.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Genfit S.A. and its subsidiaries (the Group) as of December 31, 2024 and 2023, the related consolidated statements of operations, other comprehensive income (loss), cash flows and changes in equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in conformity with IFRS as endorsed by the European Union at December 31, 2024.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework, and our report dated April 29, 2025 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

■Impairment test of the Versantis intangible asset
Description of the matter
The Versantis intangible asset amounted to €45.9 million out of the total intangible asset balance of €48.8 million as of December 31, 2024. As more fully described in Note 14 to the consolidated financial statements, in accordance with IAS 36, the Company performed an impairment test in 2024 related to the Versantis intangible asset.
Also as disclosed in Note 14, management estimates the recoverable amount of the Versantis intangible asset and recognizes an impairment loss if the carrying amount of the Versantis intangible asset exceeds its recoverable amount. The recoverable amount of the Versantis intangible asset is the higher of its fair value less costs to sell or its value in use. Value in use is determined by management based on the excess earnings method using discounted cash flow techniques for the scientific research program VS-01. This income method utilizes management’s estimates of future operating revenue, cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions, and the expected success rate of the program based on similar external programs.
Auditing the impairment test of the Versantis intangible asset required complex auditor judgment, to assess the aforementioned estimates and assumptions used by management in the value in use determination, since the estimates and assumptions are forward looking and inherently uncertain.
How We Addressed the Matter in Our Audit

To assess management’s impairment test of the Versantis intangible asset, our audit procedures included, among others, evaluating management’s undiscounted cash flows, by considering the current expenses of the scientific research program VS-01 in comparison to management’s previous and current forecasts, by assessing the consistency of the cash flow assumptions including future operating revenue with external market and industry data, and whether the cash flow assumptions were consistent with evidence obtained in other areas of the audit, such as internal company communications and presentations and external communications. In addition, to evaluate the success rate of the program, we considered the phase of development of the project and evaluated this against third-party data regarding clinical trial success rates. We also performed a sensitivity analysis of the significant estimates and assumptions used in the value in use determination. We involved our valuation specialists to assist us in evaluating the cash flow model against the requirements of IAS 36 and to assess the weighted average cost of capital used by management, by developing and independent range.

■Completeness of research and development expenses conducted by third parties
Description of the matter
As discussed in Note 8 to the consolidated financial statements, contracted research and development (“R&D”) activities conducted by third parties include services subcontracted to research partners for technical and/or regulatory reasons. The total contracted R&D activities conducted by third parties recognized in the consolidated statement of operations for the year-ended December 31, 2024, amounted to €20.1 million and the related prepayments and accrued liabilities from R&D projects were €0.6 million and €5.4 million, respectively, as of December 31, 2024.
At each reporting date, management estimates the R&D expenses for ongoing activities subcontracted as part of the clinical trials and not yet invoiced, on the basis of detailed information provided by subcontractors and reviewed by the Group’s internal departments.
Auditing the completeness of R&D expenses conducted by third parties (’’clinical vendors’’) was challenging, due to the judgement and subjectivity involved in management’s assessment of the progress of R&D activities, relative to the costs incurred, and the evaluation of the completeness and accuracy of the data used in the estimate.
How We Addressed the Matter in Our Audit
To assess the completeness of R&D expenses conducted by third parties, our audit procedures included, among others, testing the accuracy and completeness of the underlying data used in estimating services performed, by assessing the progress of the R&D activities through discussion with the Company’s clinical controllers, who oversee these activities and by reviewing progress reports that we directly confirmed with the clinical vendors, as well as invoices and other correspondence provided by the clinical vendors to the Company’s clinical controllers. We inspected the Company’s clinical vendor contracts, amendments, and pending change orders to assess whether the key financial and contractual terms align with the amounts recognized. We also performed analytical reviews of fluctuations in the services performed by project throughout the period subject to audit. We compared invoices received from and cash disbursements made to clinical vendors prior to and following year-end.

/s/ Ernst & Young et Autres
We have served as the Group’s auditor since 1999.

Paris-La Défense, France
April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GENFIT S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Genfit S.A.’s (the Company) and its subsidiaries (the Group) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Genfit S.A.’s (the Company) and its subsidiaries (the Group) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 29, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young et Autres
We have served as the Group’s auditor since 1999.

Paris-La Défense, France
April 29, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euros)

ASSETS	Notes	As of
(in € thousands)		2023/12/31	2024/12/31
Current assets
Cash and cash equivalents	13	77,789	81,788
Current trade and others receivables	16	32,707	7,564
Other current assets	19	2,615	3,409
Inventories	17	4	4
Total - Current assets		113,115	92,766
Non-current assets
Intangible assets	14	48,761	47,998
Property, plant and equipment	15	7,872	7,595
Other non-current financial assets	18	4,125	3,065
Deferred tax assets	11	—	—
Total - Non-current assets		60,758	58,659
Total - Assets		173,872	151,424

SHAREHOLDERS' EQUITY AND LIABILITIES	Notes	As of
(in € thousands)		2023/12/31	2024/12/31
Current liabilities
Current convertible loans	20	415	54,572
Other current loans and borrowings	20	7,510	2,009
Current trade and other payables	22	18,799	18,387
Current deferred income and revenue	23	11,692	—
Current provisions	24	40	40
Other current tax liabilities	11	23	155
Total - Current liabilities		38,480	75,162
Non-current liabilities
Non-current convertible loans	20	52,206	—
Other non-current loans and borrowings	20	10,047	5,552
Non-current deferred income and revenue	23	3,755	—
Non-current employee benefits	25	978	1,341
Deferred tax liabilities	11	455	145
Total - Non-current liabilities		67,441	7,038
Shareholders' equity
Share capital	26	12,459	12,499
Share premium	—	445,261	446,948
Retained earnings (accumulated deficit)	—	(361,870)	(392,077)
Currency translation adjustment	26	996	347
Net profit (loss)	—	(28,894)	1,507
Total - Shareholders' equity		67,951	69,224
Total - Shareholders' equity & liabilities		173,872	151,424

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of euros, except per share data)

	Notes	Year ended
(in € thousands, except earnings per share data)		2022/12/31	2023/12/31	2024/12/31
Revenues and other income
Revenue	7	20,195	28,565	67,002
Other income	7	6,371	9,610	3,937
Revenues and other income		26,566	38,176	70,939
Operating expenses and other operating income (expenses)
Research and development expenses	8	(35,818)	(46,503)	(47,210)
General and administrative expenses	8	(16,405)	(17,741)	(19,497)
Marketing and market access expenses	8	(992)	(876)	(634)
Reorganization and restructuring income (expenses)	8	11	505	—
Other operating expenses	8	(652)	(141)	(316)
Operating income (loss)		(27,289)	(26,580)	3,281
Financial income	10	8,212	3,680	3,339
Financial expenses	10	(4,758)	(5,614)	(4,774)
Financial profit (loss)		3,453	(1,934)	(1,434)
Net profit (loss) before tax		(23,836)	(28,514)	1,847
Income tax benefit (expense)	11	116	(380)	(340)
Net profit (loss)		(23,719)	(28,894)	1,507

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	12	(0.48)	(0.58)	0.03
Diluted earnings (loss) per share (€/share)	12	(0.48)	(0.58)	0.03

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euros)

	Notes	Year ended
(in € thousands)		2022/12/31	2023/12/31	2024/12/31
Net profit (loss)		(23,719)	(28,894)	1,507
Actuarial gains and losses net of tax	25	258	(51)	(207)
Change in fair value of equity instruments included in financial assets and financial liabilities	18	—	(785)	(923)
Other comprehensive income (loss)
that will never be reclassified to profit or loss		258	(836)	(1,130)
Exchange differences on translation of foreign operations	26	(1,366)	2,340	(649)
Other comprehensive income (loss)
that are or may be reclassified to profit or loss		(1,366)	2,340	(649)
Total comprehensive income (loss)		(24,827)	(27,390)	(272)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euros)

	Notes	Year ended	Year ended	Year ended
(in € thousands)		2022/12/31	2023/12/31	2024/12/31
Cash flows from operating activities
+ Net profit (loss)		(23,719)	(28,894)	1,507
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets	15	1,832	1,654	1,724
+ Impairment and provisions		(179)	(392)	169
+ Expenses related to share-based compensation	9	245	578	610
- Loss (gain) on disposal of property, plant and equipment		(16)	(81)	(56)
+ Net finance expenses (revenue)	10	2,042	485	346
+ Income tax expense (benefit)	11	(116)	380	340
+ Other non-cash items		2,210	(878)	2,549
Operating cash flows before change in working capital		(17,702)	(27,148)	7,190
Decrease (increase) in trade receivables and other assets	16	(8,565)	(17,418)	23,965
(Decrease) increase in trade payables and other liabilities	22	(46,226)	(10,397)	(15,531)
Change in working capital		(54,791)	(27,815)	8,433
Income tax paid		(145)	(465)	(74)
Net cash flows provided by (used in) in operating activities		(72,638)	(55,429)	15,549
Cash flows from investment activities
- Acquisition net of cash acquired (Versantis intangible)		(41,525)	—	—
- Acquisition of other intangible assets	14	—	(2,074)	—
- Acquisition of property, plant and equipment	15., 29.	251	(414)	(979)
+ Proceeds from disposal of / reimbursement of property, plant and equipment		20	172	80
- Acquisition of financial instruments	18	(5,012)	(12)	(140)
+ Proceeds from disposal of financial instruments	18	—	4,562	—
Net cash flows provided by (used in ) investment activities		(46,266)	2,234	(1,039)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)		5	—	61
+ Proceeds from new loans and borrowings net of issue costs	20	—	89	—
- Repayments of loans and borrowings	20	(628)	(3,619)	(9,170)
- Payments on lease debts	20	(1,120)	(1,075)	(1,113)
- Financial interests paid (including finance lease)		(2,180)	(2,201)	(2,134)
+ Financial interests received		137	1,709	1,786
Net cash flows provided by (used in ) financing activities		(3,786)	(5,098)	(10,570)
Increase (decrease) in cash and cash equivalents		(122,690)	(58,292)	3,939
Cash and cash equivalents at the beginning of the period	13	258,756	136,001	77,789
Effects of exchange rate changes on cash		(66)	80	60
Cash and cash equivalents at the end of the period		136,001	77,789	81,788
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of euros, except for number of shares)

	Share capital		Share	Treasury	Retained	Currency	Net	Total
	Number	Share	premium	shares	earnings	translation	profit	shareholders'
	of shares	capital			(accumulated	adjustment	(loss)	equity
(in € thousands)					deficit)
As of January 01, 2022	49,815,489	12,454	444,438	(986)	(404,090)	22	67,259	119,097
Net profit (loss)							(23,719)	(23,719)
Other comprehensive income (loss)					258	(1,366)		(1,108)
Total comprehensive income (loss)	—	—	—	—	258	(1,366)	(23,719)	(24,827)
Allocation of prior period profit (loss)					67,259		(67,259)	—
Capital increase	19,494	5	—		(5)			—
Share-based compensation			245					245
Treasury shares				8				8
As of December 31, 2022	49,834,983	12,459	444,683	(978)	(336,573)	(1,344)	(23,719)	94,528
Net profit (loss)							(28,894)	(28,894)
Other comprehensive income (loss)					(836)	2,340		1,504
Total comprehensive income (loss)	—	—	—	—	(836)	2,340	(28,894)	(27,390)
Allocation of prior period profit (loss)					(23,719)		23,719	—
Share-based compensation			578					578
Treasury shares				8				8
Other movements					227			227
As of December 31, 2023	49,834,983	12,459	445,261	(970)	(360,901)	996	(28,894)	67,951
Net profit (loss)							1,507	1,507
Other comprehensive income (loss)					(1,130)	(649)		(1,779)
Total comprehensive income (loss)	—	—	—	—	(1,130)	(649)	1,507	(272)
Allocation of prior period profit (loss)					(28,894)		28,894	—
Capital increase	161,202	40	1,068		(7)			1,101
Equity component of OCEANE net of deferred taxes			10					10
Share-based compensation			610					610
Treasury shares				(177)				(177)
Other movements					1			1
As of December 31, 2024	49,996,185	12,499	446,948	(1,147)	(390,930)	347	1,507	69,224

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands of euros, except for numbers of shares and per share amounts, and unless stated otherwise)
1.THE COMPANY
Founded in 1999 under the laws of France, GENFIT S.A. (the "Company") is a biopharmaceutical company dedicated to the discovery and development of innovative drugs and diagnostic tools in therapeutic areas of high unmet need due in particular to a lack of effective treatments or diagnostic solutions and/or an increase in patients worldwide.
The Company focuses its research and development (R&D) efforts on the potential marketing of therapeutic and diagnostic solutions to combat certain metabolic, inflammatory, autoimmune and fibrotic diseases affecting in particular the liver (such as Primary Biliary Cholangitis or PBC) and more generally gastroenterological diseases.
The consolidated financial statements of the Company include the financial statements of GENFIT S.A. and those of its wholly-owned subsidiaries: GENFIT CORP. (U.S. subsidiary) and Versantis AG (Swiss subsidiary) (together referred to in these notes to the consolidated financial statements as "GENFIT" or the "Group" or “we“ or “us”). There are no non-controlling interests for any period presented herein.
2.MAJOR EVENTS IN THE PERIOD AND EVENTS AFTER THE PERIOD
2.1Major events in the period
2.1.1     Historic Milestone Achieved with U.S. FDA Accelerated Approval of Ipsen’s Iqirvo® for Primary Biliary Cholangitis
FDA Approval
On June 10, 2024, GENFIT announced the achievement of a historic corporate milestone: the U.S. Food and Drug Administration (FDA) accelerated approval of Iqirvo® (elafibranor) 80 mg tablets, as a first-in-class treatment for PBC in combination with ursodeoxycholic acid (UDCA) in adults with an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.
Elafibranor is marketed and commercialized by Ipsen under the trademark Iqirvo® and can be prescribed in the U.S. for eligible patients.
This indication is approved under accelerated approval based on reduction of alkaline phosphatase (ALP). Improvement in survival or prevention of liver decompensation events have not been demonstrated. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trial(s). Iqirvo® (elafibranor) is not recommended for people who have or who develop decompensated cirrhosis (e.g., ascites, variceal bleeding, Hepatic Encephalopathy).
License and Collaboration Agreement with Ipsen, and milestone payments
As previously communicated, in December 2021, Ipsen acquired global rights to develop and commercialize the molecule (except for China, Hong Kong, Taiwan, and Macau, where Terns Pharmaceuticals holds the exclusive license to develop and market elafibranor).
Under the terms of the agreement, GENFIT is eligible to receive a €48.7 million milestone payment upon the first commercial sale of Iqirvo®/elafibranor in the U.S. This event occurred on June 17, 2024, and as such this amount was invoiced to and received from Ipsen and recorded as revenue on the consolidated statement of operations for the year ended December 31, 2024.
GENFIT expects to receive an additional €26.5 million milestone payment, subject to Iqirvo® (elafibranor) pricing and reimbursement approval in three European countries. Approval will only be considered probable when said approval is actually granted, as this is a regulatory milestone outside of GENFIT's control. GENFIT is also eligible for tiered double-digit royalties of up to 20%, applied to the annual sales of licensed products realized by Ipsen. See Note 29 - Commitments, contingent liabilities and contingent assets. Related royalty revenues for 2024 totaled €2.7 million.
2.2Major events after the period
2.2.1     Non-Dilutive Royalty Financing Agreement and concurrent OCEANE repurchase

Non-Dilutive Royalty Financing Agreement

On January 30, 2025, GENFIT announced the signing of a royalty financing deal with HealthCare Royalty (HCRx) providing up to €185 million non-dilutive capital, including €130 million upfront, with eligibility to receive up to €55 million in two additional installments based on near-term milestones.
Installments
The royalty financing takes the form of an issuance by GENFIT of straight bonds to be subscribed by HCRx (the “Royalty Financing Bonds”), for an aggregate subscription price plus premium of up to €185 million (the “Subscription Price”, with a nominal value of €9.25 million). The Royalty Financing Bonds’ subscription price is arranged in up to three installments as follows:
•A first installment for a total subscription amount of €130 million, already issued on March 20, 2025 and received following i) approval of the OCEANEs bondholders at the bondholders meeting held on March 10, 2025 and ii) satisfaction of other customary closing conditions;
•A second installment for a total subscription amount of €30 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2025; and
•A third installment for a total subscription amount of €25 million, subject to net sales of Iqirvo® (elafibranor) reaching a certain threshold by December 31, 2026.
Payment of the second and third installments are at the option of GENFIT, provided the corresponding conditions are met.
Repayment terms / multiples
The Royalty Financing Bonds issued by GENFIT will not bear interest. Instead, the returns on these bonds will be tied to a portion of the royalties GENFIT receives under the Ipsen agreement from October 1, 2024. This portion of the royalties is subject to the following multiples:
•If the cumulated amount of royalties received by HCRx represents 155% of the Subscription Price of the Royalty Financing Bonds, excluding the nominal value (i.e., approximately €277.5 million if all installments of the Subscription Price are paid), it will no longer be entitled to the royalties, which will, from then on, fully revert to the Company.
•If, at December 31, 2030, the cumulated amount of royalties received by HCRx represents less than this 155% return rate, it will continue to receive the royalties until the cumulated amount received represents 195% of the Subscription Price excluding the nominal value (i.e., up to a maximum of €351.5 million if all installments of the Subscription Price are paid).
•If, at December 31, 2033, this 195% return rate is not achieved, HCRx will continue to receive the royalties until the cumulated amount received equals 200% of the Subscription Price excluding the nominal value (i.e., up to a maximum of €453.25 million if all installments of the Subscription Price are paid).
Caps and time-limits
This portion of the royalties is subject to the following caps and time-limits:
•An annual cap equal to the amount of royalties based on an annual maximum amount of net sales of €600 million. The Company will receive 100% of the royalties based on the annual net sales exceeding this maximum.
•A final time-limit corresponding to the earlier of the following two dates: (i) the date on which the Company would no longer be entitled to receive royalties under the Ipsen agreement, and (ii) March 31, 2045 (notwithstanding the fact that none of the above return rates would have been achieved).
Nominal value repayment / HCRx recourse
When either i) the applicable multiple is fully repaid (excluding the nominal value) or ii) one of the above final time limits is reached, then the Company must repay the nominal amount of the Royalty Financing Bonds (i.e. €9.25 million).
HCRx’s recourse against GENFIT is limited to GENFIT’s non-compliance with its contractual obligations under the royalty financing documentation and repayment of the nominal value of the Royalty Financing Bonds (€9.25 million).
French law trust (fiducie-sûreté)
To secure its payment and repayment obligations under the Royalty Financing Bonds, GENFIT will transfer the corresponding royalty receivables to a French law trust (fiducie-sûreté) for the benefit of the holders of the royalty financing bonds. To grant the security interest on the royalty receivable, the Company obtained the consent of the OCEANEs holders.
Initial accounting, incurred expenses
The Royalty Financing will be accounted for as a debt issuance in accordance with IFRS 9. Full accounting treatment is currently under review. The first installment of €130 million was received on March 20, 2025 (net of applicable fees).

Total related fees incurred relative to this transaction through December 31, 2024 totaled €847, which have been temporarily capitalized in "Other current assets" on the Consolidated statement of financial position as of said date. These costs will be deducted from the carrying amount of the financial liability and amortized over the life of the bond using the effective interest method.
Other disclosures
The royalty revenue incurred for the period between October 1, 2024 and December 31, 2024 totals €1.8 million, which is included in "Current trade and others receivables" on the Consolidated statement of financial position as of December 31, 2024. This amount was then paid to the French law trust (fiducie-sûreté) in accordance with this royalty financing agreement on April 17, 2025.
OCEANE bondholder approval and subsequent repurchase/consent
The terms and conditions of the OCEANEs contained a negative pledge clause which limited the ability of the Company to grant security interests to its creditors upon its present or future assets or revenues. The closing of the royalty financing with HCRx, which was signed and announced by GENFIT on January 30, 2025, was subject to approval of OCEANEs bondholders of an amendment to this negative pledge clause, allowing for the grant of the security interest contemplated in the Royalty Financing documentation, and other customary closing conditions.
In order to obtain approval of the royalty financing by the OCEANEs holders, GENFIT convened a general meeting of the holders on March 10, 2025. All resolutions proposed by the Company to the bondholders were approved unanimously.
Repurchase
As announced on February 10, 2025 and February 14, 2025, the Company proposed to all of the OCEANEs holders to enter into a Put Option Agreement, pursuant to which the Company unconditionally and irrevocably undertook to repurchase the OCEANEs of such holder at a price of EUR 32.75 per bond, subject to approval by the general meeting of the OCEANEs holders of the amendment of the terms and conditions of the OCEANEs and the closing of the Royalty Financing (the “Repurchase”). Holders had until March 19, 2025 to exercise this option.
The settlement of the Repurchase occurred on March 26, 2025. 1,882,891 OCEANEs were repurchased for a total amount paid of €61.7 million. The repurchased OCEANEs were then canceled by the Company.
Consent Fee
The Company also undertook, subject to the approval of the amendment of the terms and conditions of the OCEANEs and the closing of the Royalty Financing, to pay a consent fee (the “Consent Fee”) of EUR 0.90 per bond to the holders of OCEANEs still outstanding after cancellation of the repurchased OCEANEs. The OCEANEs that were bought back by the Company as part of the Repurchase thus did not receive the Consent Fee.
The payment of the Consent Fee occurred on April 14, 2025, totaling €18 thousand.
Outstanding OCEANEs
Following the transaction, a total of 19,807 OCEANEs still in circulation, for a total nominal value of €586.

2.2.2     Genoscience Pharma
Former 2021 agreement
In December 2021, GENFIT licensed the exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. Under the agreement, Genoscience Pharma was eligible for clinical and regulatory milestone payments for up to €50 million and tiered royalties. The first payable milestones were contingent on positive Phase 2 clinical trial results in CCA, and may total up to €20 million. Further milestones depended on positive Phase 3 results.
New 2025 transfer protocol
On December 10, 2024, in the context of a “conciliation” (a French law, amicable pre-insolvency proceeding), GENFIT and Genoscience Pharma entered into an asset transfer protocol which entered into legal force on January 3, 2025 and terminates the previous agreement signed in 2021. The main terms of the agreement are as follows:

•GENFIT acquired all patents and patent applications, know-how, and data held by Genoscience Pharma necessary for the development, manufacturing, and marketing of GNS561 Products worldwide (“GNS561 Technology”). “GNS561 Product” means any product, including any pharmaceutical product regardless of its therapeutic indication, form, dosage, or formulation, incorporating in whole or in part the GNS561 Technology (including as an active ingredient) or manufactured using the GNS561Technology.
•The sale price is a lump sum payment of €2 million euros excluding taxes.
•Contingent liabilities
◦(Patent sales) Genoscience Pharma will receive 25% of the proceeds of the sale of one or several GNS561 patents actually received by GENFIT.
◦(Commercialization) Genoscience Pharma will receive 25% of the net profits actually collected by GENFIT corresponding to the sales of said products for a period expiring on the earliest of the following dates (i) 10 years from the first commercialized sale, (ii) the expiration, cancellation or revocation of one of the patents or (iii) the authorization of generic products utilizing the GNS Technology.
◦(Licensing-out) Genoscience Pharma will receive 25% of 1) any milestone payments (including upfront milestone payments) from GNS561 patent licensing and 2) royalties from said patent licensing actually collected by GENFIT during a period expiring on the earlier of (i) 10 years from the first commercialized sale, (ii) the expiration, cancellation or revocation of one of the patents or (iii) the authorization of generic products implementing the GNS Technology.
◦Time limit: Such amounts would only be due if one of the above circumstances occur within five years of the date of signing the 2025 transfer protocol (December 10, 2024).
IAS 10
This agreement was considered as an adjusting event under IAS 10 and was taken into account for the annual valuation of Genoscience shares held by GENFIT as of December 31, 2024. See Note 18 - Other financial assets.
However, as this agreement was subject to an amicable pre-insolvency proceeding, which included a mandatory opposition period, the agreement did not enter into legal force until January 3, 2025. As such, the acquisition of the patents and patent applications, know-how, and data held by Genoscience Pharma as described above is an event that will be recorded in 2025.

3.BASIS OF PRESENTATION
The Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS as adopted by the European Union at December 31, 2024. The Comparative information is presented as of and for the years ended December 31, 2023 and December 31, 2022.
The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality and aggregation.
These consolidated financial statements for the year ended December 31, 2024 were prepared under the responsibility of the Board of Directors that approved such statements on April 23, 2025.
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
The following new standards are applicable from January 1, 2024, but do not have any material effect on the Group’s financial statements as of and for the year ended December 31, 2024.
•Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements,
•Amendments to IFRS 16 Lease Liability in a Sale and Leaseback,

•Amendments to IAS 1 Non-current Liabilities with Covenants, and
•Amendments to IAS 1 Classification of Liabilities as Current or Non-current.
3.2.Standards, interpretations and amendments issued but not yet effective
The amendments and modifications to the standards below are applicable for financial years beginning after January 1, 2025, as specified below. GENFIT is in the process of assessing these amendments and modifications to the standards, however they are not expected to have a material impact on the financial statements.
•Amendments to IAS 21 – Lack of Exchangeability, effective in 2025,
•Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments, effective in 2026 (subject to endorsement by the European Union),
•Annual Improvements to IFRS Accounting Standards — Volume 11, effective in 2026 (subject to endorsement by the European Union), and
•IFRS 19 Subsidiaries without Public Accountability: Disclosures, effective in 2027 (subject to endorsement by the European Union).
This standard in its current state is likely to have a significant impact on the financial statements:
•IFRS 18 Presentation and Disclosures in Financial Statements, effective in 2027
However, this standard has not yet been adopted by the European Union and at this stage a comprehensive evaluation is still underway.
The Group has not identified any other standard or amendment that could have a significant impact on the consolidated financial statements.
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

When assessing going concern, the Group’s Board of Directors considers the liquidity available at the statement of financial position date, available financing, the recent Royalty Financing, and cash spend projections for the next 12-month period from the date the financial statements are issued.
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
The functional currency of GENFIT CORP is the U.S. dollar. The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

	Year ended
Ratio : 1 US dollars (USD) = x euros (EUR)	2022/12/31	2023/12/31	2024/12/31
Exchange rate at period end	0.93756	0.90498	0.96256
Average exchange rate for the period	0.95105	0.92471	0.92440
The functional currency of Versantis AG is the Swiss Franc. The applicable exchange rates used to translate the financial statements of this entity for each of the periods are as follows:

	Year ended
Ratio : 1 CH franc (CHF) = x euros (EUR)	2022/12/31	2023/12/31	2024/12/31
Exchange rate at period end	1.01554	1.07991	1.06247
Average exchange rate for the period	1.01710	1.02936	1.05010
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

The assets, liabilities and operating income (loss) are mainly located in France and in Switzerland (the latter due to the acquisition of Versantis in September 2022).

Revenue breakdown by geographical area

Revenue by destination	Year ended
(in € thousands)	12/31/2022	12/31/2023	12/31/2024
Revenue from France	100%	100%	100%
Revenue from other countries	—%	—%	—%
TOTAL	100%	100%	100%

In 2022, 2023, and 2024, revenue was generated entirely in France. Substantially all revenue was generated from Ipsen.

Non-current assets by geographical area
Non-current assets break down by geographical area as follows:

NON-CURRENT ASSETS	As of December 31, 2023			As of December 31, 2024
(thousands of euros)	France	Switzerland	Total	France	Switzerland	Total
TOTAL	13,869	46,889	60,758	12,580	46,079	58,659
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
Given the significant portion of its operations denominated in US dollars, the Company has chosen to limit conversions into euros from its US dollars reserves, which resulted from funds received from the listing of its securities on the Nasdaq in March 2019 in US dollars. The Company has not entered into hedging agreements, opting instead to use its cash in US dollars to meet expenses denominated in said currency through 2025.
The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in U.S. dollars to a variation of 10% of the U.S. dollar against the euro in 2022, 2023 and 2024.

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2022/12/31	2023/12/31	2024/12/31
Cash and cash equivalents denominated in US dollars	34,192	22,023	10,800
Equivalent in euros, on the basis of the exchange rate described below	32,057	19,930	10,395
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	35,619	22,145	11,550
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	29,143	18,119	9,450

Sensitivity of the Group's expenses to a variation of +/- 10%	Year ended
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2022/12/31	2023/12/31	2024/12/31
Expenses denominated in US dollars	14,884	15,326	11,706
Equivalent in euros, on the basis of the exchange rate described below	13,955	13,870	11,268
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	15,506	15,411	12,520
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	12,686	12,609	10,244

2024/12/31 : Equivalent in euros, on the basis of 1 euro = 0,96256 dollars US
2023/12/31 : Equivalent in euros, on the basis of 1 euro = 0,90498 dollars US
2022/12/31 : Equivalent in euros, on the basis of 1 euro = 0,93756 dollars US

The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in Swiss Francs to a variation of 10% of the Swiss Franc against the euro in 2024.

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the CH franc against the euro
(in € thousands or in CH franc thousands, as applicable)	2022/12/31	2023/12/31	2024/12/31
Cash and cash equivalents denominated in CH franc	2,321	1,111	614
Equivalent in euros, on the basis of the exchange rate described below	2,357	1,200	652
Equivalent in euros, in the event of an increase of 10% of CH franc vs euro	2,618	1,333	724
Equivalent in euros, in the event of a decrease of 10% of CH franc vs euro	2,142	1,091	593

Sensitivity of the Group's expenses to a variation of +/- 10%	Year ended
of the CH franc against the euro
(in € thousands or in CH franc thousands, as applicable)	2022/12/31	2023/12/31	2024/12/31
Expenses denominated in CH franc	2,016	4,678	2,987
Equivalent in euros, on the basis of the exchange rate described below	2,048	5,052	3,174
Equivalent in euros, in the event of an increase of 10% of CH franc vs euro	2,275	5,614	3,526
Equivalent in euros, in the event of a decrease of 10% of CH franc vs euro	1,862	4,593	2,885

2024/12/31 : Equivalent in euros, on the basis of 1 euro = 1,06247 CH franc
2023/12/31 : Equivalent in euros, on the basis of 1 euro = 1,07991 CH franc
2022/12/31 : Equivalent in euros, on the basis of 1 euro = 1,01554 CH franc

The following table shows the Group's cash and cash equivalent and financial assets by currency (EUR, USD, CHF).

Cash, cash equivalents and financial assets	As of
(in € thousands)	2023/12/31	2024/12/31
At origin, denominated in EUR
Cash and cash equivalents	56,593	70,707
Current and non current financial assets	4,095	3,035
Total	60,689	73,742
At origin, denominated in USD
Cash and cash equivalents	19,931	10,395
Current and non current financial assets	15	16
Total	19,946	10,411
At origin, denominated in CHF
Cash and cash equivalents	1,200	652
Current and non current financial assets	14	14
Total	1,214	666
Total, in EUR
Cash and cash equivalents	77,789	81,788
Current and non current financial assets	4,125	3,065
Total	81,913	84,853

6.2.Interest rate risk

As of December 31, 2024, the Group was only liable for bank loans denominated in euros with no interest or interest at a fixed rate, generally below market rate.
As of December 31, 2023 and 2024, the Group's financial liabilities totaled €70.2 million and €62.1 million respectively (net of the equity component of the convertible loan and debt issue costs). Current borrowings are at a fixed rate. The Group's exposure to interest rate risk through its financial assets is also insignificant since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars.
6.3.Liquidity risk
The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), repayable for an nominal amount of €56.3 million on October 16, 2025, and bank loans. See Note 20 - "Loans and borrowings" for additional information.
The Group has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. On December 31, 2023 and 2024, we had €77,789 and €81,788 respectively, in cash and cash equivalents.
The Group does not believe it is exposed to short-term liquidity risk. The Company believes that its cash and cash equivalents are sufficient to ensure its financing for the next 12 months, in light of its current projects and obligations.
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

7.REVENUES AND OTHER INCOME
The Company's revenue and other income is primarily composed of revenues, research tax credits, government grants and subsidies, and other operating income.

Revenues and other income	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Revenues	20,195	28,565	67,002
CIR tax credit	6,017	5,807	3,415
Government grants and subsidies	34	3,340	275
Other operating income	320	464	247
TOTAL	26,566	38,176	70,939
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
•Potential revenue from milestones (including potential upcoming regulatory milestones) would not be recognized until the actual achievement of the milestone or the attainment of needed regulatory approvals; and
•Potential revenue from royalties or royalties based on sales would not be recognized until the completion of the sale.
Financial statement line item detail
Revenues amounted to €67,002 in 2024 (€28,565 in 2023, and €20,195 in 2022). Revenues are primarily composed of:
1.Licensing Agreement (Ipsen). In December 2021, GENFIT and Ipsen entered into an exclusive licensing agreement for elafibranor, a Phase 3 asset evaluated in Primary Biliary Cholangitis (PBC), as part of a long-term global partnership ("Collaboration and License Agreement").
◦In 2024, €48.7 million was attributable to a milestone payment invoiced to Ipsen in June 2024 following the first commercial sale of Iqirvo® (elafibranor) in the U.S. €15.3 million was attributable to previously deferred revenue of €40 million from 2021, in line with the progress in the ELATIVE® clinical study and related expenses incurred during the period, estimated remaining expenses, and the fact that the study was fully transferred in 2024. See Note 23 - Deferred revenue. Lastly, €2.7 million was attributable to royalty revenue from U.S. sales of Iqirvo® (elafibranor) which commenced mid-June.
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
◦In 2024, the services provided under this contract generated €0.1 million in revenue.
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
◦In 2024, no revenue was generated under this contract.
◦In 2023, no revenue was generated under this contract.
◦In 2022, inventory sold to Ipsen under this contract generated €3.3 million in revenue.
4.Other revenue
◦In 2024, other revenue totaled €0.2 million from other ancillary activities.
◦In 2023 and 2022 other revenue was not significant.
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
•Milestone payments constitute variable and uncertain income, which would be, if applicable, recognized in revenue at the time they become highly probable, which means, in this case, due by Ipsen. In 2023, the €13.3 million milestone was triggered by the acceptance of the New Drug Application (NDA) filing by the US Food and Drug Administration (FDA) and Marketing Authorization Application (MAA) by the European Medicines Agency (EMA) for accelerated approval of elafibranor in Primary Biliary Cholangitis (PBC). In 2024, the €48.7 million milestone was triggered in June 2024 following the first commercial sale of Iqirvo® (elafibranor) in the U.S.
Regarding the recognition of revenue related to the Phase 3 ELATIVE® trial until the end of the double-blind period, we have applied the following method:
•The part of the upfront payment allocated to this service will be recognized progressively as completion progresses.
Accounting treatment for future milestones and royalties
•Milestone payments constitute variable and uncertain income, which would be, if applicable, recognized in revenue at the time they become highly probable, which means, in this case, due by Ipsen. Furthermore, we expect to receive future milestone revenue, subject to Iqirvo® (elafibranor) pricing and reimbursement approval in three European countries, representing a total of approximately €26.5 million. Approval will only be considered probable when said approval is actually granted, as this is a regulatory milestone outside of GENFIT's control.
•Royalties are progressively recognized in revenue as sales are completed by Ipsen, in accordance with the IFRS 15 except for royalties constituting variable income.
Application of IFRS 15 to the Ipsen Inventory Purchase Agreement signed in 2022
In 2022, GENFIT and Ipsen entered into an Inventory Purchase Agreement, pursuant to which Ipsen purchased inventory from GENFIT, namely the elafibranor active pharmaceutical ingredient and related drug product, during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE® study to Ipsen. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized when inventory is provided to Ipsen.

Application of IFRS 15 to the Ipsen Transition Services Agreement signed in 2022
In 2022, GENFIT and Ipsen entered into a Transition Services Agreement, which outlines the scope of services to facilitate the transition of some activities related to the Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis (PBC). This agreement is a supplementary follow-on to the Collaboration and License Agreement mentioned above. We evaluated the agreement under IFRS 15 and we concluded that the services constitute a single performance obligation for which revenue is recognized as services are performed.
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
The CIR meets the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, it has been classified as Other income within operating income in our statement of operations. The Group applies for the CIR based eligible research expenditures incurred in each fiscal year and recognizes the amount claimed in the same fiscal year. In the notes to the financial statements, the amount claimed is recognized under the heading "CIR tax credit" (see Note 16 - "Trade and other receivables" and the table below).
The breakdown of Other income is as follows:

Other income	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
CIR tax credit	6,017	5,807	3,415
Government grants and subsidies	34	3,340	275
Other operating income	320	464	247
TOTAL	6,371	9,610	3,937
CIR tax credit
The research tax credit (CIR) amounted to €3,415 in 2024 (€5,807 in 2023 and €6,017 in 2022), due to a reduction in eligible research and development expenses. It is important to note that this amount includes i) the 2024 CIR of €3.9 million, ii) a reduction of €0.7 million following the conclusion of the tax audit relating to the 2019 and 2020 financial years, and iii) an increase of €0.2 million in late payment interest collected for the 2022 and 2023 CIRs.
The Company was subject to a tax audit covering the 2019 and 2020 financial years (including the CIR declared for these financial years), which began on December 10, 2021 and continued until December 2024. Refer to Note 11 - "Income tax".
Government grants and subsidies
Government grants and subsidies amounted to €275 in 2024 (€3,340 in 2023 and €34 in 2022). There was a one-time cancellation of €3,229 refundable government grant from Bpifrance (the BPI France IT-DIAB). Refer to Note 20.2 - Breakdown of other loans and borrowings.
Other operating income
Other operating income amounted to €247 in 2024 (€464 in 2023 and €320 in 2022), mainly comprised of exchange gains on trade receivables.
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
•employee-related costs;
•costs related to external employees seconded to the Company (such as clinical development, biometrics and IT, …);
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
•the cost of external employees seconded to the Company (such as security, reception, and accounting, ...);
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

Financial statement line item detail

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2022/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(35,818)	(1,876)	(17,407)	(10,029)	(5,177)	(1,328)	—
General and administrative expenses	(16,405)	(248)	(71)	(6,772)	(9,168)	(146)	—
Marketing and market access expenses	(992)	(3)	(1)	(565)	(416)	(6)	—
Reorganization and restructuring income (expenses)	11	—	—	—	—	11	—
Other operating income (expenses)	(652)	—	—	—	(667)	—	16
TOTAL	(53,855)	(2,128)	(17,479)	(17,366)	(15,429)	(1,469)	16

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2023/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(46,503)	(1,831)	(23,455)	(12,475)	(7,452)	(1,291)	—
General and administrative expenses	(17,741)	(337)	(205)	(7,486)	(9,396)	(317)	—
Marketing and market access expenses	(876)	(4)	(1)	(556)	(300)	(14)	—
Reorganization and restructuring income (expenses)	505	—	—	—	—	505	—
Other operating income (expenses)	(141)	—	—	—	(222)	—	81
TOTAL	(64,756)	(2,172)	(23,661)	(20,517)	(17,370)	(1,117)	81

Operating expenses and other operating income (expenses)	Year ended	Of which :
	2024/12/31	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(47,210)	(1,755)	(20,766)	(13,577)	(9,746)	(1,366)	—
General and administrative expenses	(19,497)	(294)	(139)	(8,145)	(10,565)	(354)	—
Marketing and market access expenses	(634)	(6)	(1)	(571)	(50)	(6)	—
Reorganization and restructuring expenses	—	—	—	—	—	—	—
Other operating income (expenses)	(316)	—	—	—	(360)	(12)	56
TOTAL	(67,658)	(2,056)	(20,906)	(22,293)	(20,723)	(1,737)	56
2023 Activity
Research and Development Expenses
The increase in research and development costs is generally explained by the increase in costs related to new programs and product candidates, in particular VS-01 and GNS561, offset by a reduction in costs related to NTZ.
General and Administrative Expenses
The increase in general and administrative expenses is explained by an increase headcount in the normal course of business.
Marketing and Market Access Expenses
This decrease is mainly explained by the decrease in marketing activity in the United States and France.
Reorganization and Restructuration Expenses
Reorganization and restructuration expenses were not significant. The income in 2023 relates solely to the reversal of a prior year provision related to unused office space.
2024 Activity
Research and Development Expenses
The decrease in research and development costs is generally explained by the sharp decrease related to ELATIVE® and GNS-561 partially offset by costs related to new programs and product candidates, in particular VS-01, SRT-015, and CLM-022.
General and Administrative Expenses
The increase in general and administrative expenses is explained by an increase headcount in the normal course of business.
Marketing and Market Access Expenses
This decrease is mainly explained by the decrease in marketing activity in the United States and France.
Reorganization and Restructuration Expenses
Reorganization and restructuration expenses were not significant.
Employee expenses
Employee expenses and number of employees were as follows:

Employee expenses	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Wages and salaries	(12,188)	(14,524)	(15,613)
Social security costs	(4,765)	(5,296)	(5,949)
Changes in pension provision	(169)	(119)	(121)
Employee profit-sharing	—	—	—
Share-based compensation	(245)	(578)	(610)
TOTAL	(17,366)	(20,517)	(22,293)

Number of employees at year-end	Year ended
	2022/12/31	2023/12/31	2024/12/31
Average number of employees	133	154	170
Number of employees
Research and development	73	78	96
Services related to research and development	18	18	21
Administration and management	55	61	61
Marketing and commercial	2	2	2
TOTAL	148	159	180
The increase in employee expenses resulted mainly from an increase in workforce of the average headcount from 154 in 2023 to 170 in 2024.
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
In 2024, only SO and AGA plans were granted as share-based compensation.
The expense recognized during 2024 pursuant to IFRS 2 was €610 (compared to €578 at December 31, 2023 and €245 at December 31, 2022).
The table below shows the share-based compensation by plan:

Share-based compensation - expense	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
SO D 2020	14	14	—
SO C 2020	40	40	—
SO US 2020	19	(7)	—
AGA S 2021	32	34	15
AGA D 2021	7	7	(20)
SO D 2021	13	12	4
SO C2021	55	50	30
SO US 2021	9	9	3
AGA S 2022	11	49	47
AGA D 2022	2	11	11
SO D 2022	4	18	18
SO C 2022	17	83	78
SO US 2022	4	18	5
SO SU 2022	—	4	4
AGA S 2023	—	47	54
AGA D 2023	—	12	15
SO D 2023	—	31	38
SO C 2023	—	104	130
SO US 2023	—	27	8
SO SU 2023	—	16	(2)
AGA S 2024	—	—	59
AGA D 2024	—	—	10
SO D 2024	—	—	13
SO C 2024	—	—	77
SO US 2024	—	—	6
SO SU 2024	—	—	5
TOTAL	245	578	610
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
Information on share warrants activity is as follows for 2024:

Grant Date	Type	BSAs issued	BSAs outstanding as of January 1, 2024	BSAs awarded	BSAs exercised	BSAs cancelled/forfeited	BSAs outstanding as of December 31, 2024	BSAs exercisable as of December 31, 2024
31/10/2019	BSA 2019	35,070	35,070	0	0	35,070	0	0
TOTAL			35,070	0	0	0	35,070	35,070
Information on share warrants activity is as follows for 2023:

Grant Date	Type	BSAs issued	BSAs outstanding as of January 1, 2023	BSAs awarded	BSAs exercised	BSAs cancelled/forfeited	BSAs outstanding as of December 31, 2023	BSAs exercisable as of December 31, 2023
31/10/2019	BSA 2019	35,070	35,070	0	0	0	35,070	35,070
TOTAL			35,070	0	0	0	35,070	35,070
9.2. Free shares (actions gratuites attribuées or AGA)
The following table summarizes the data relating to free shares and the assumptions used for the measurement thereof, in accordance with IFRS 2—Share-based Payment:

Free Shares (AGA)	2024		2023
	AGA S 2024	AGA D 2024	AGA S 2023	AGA D 2023
Fair value per IFRS 2	€3.19	€1.23	€4.05	€3.01
Grant date	03/05/2024		03/10/2023
Share price at grant date	€3.19		€4.05
Expected volatility	42.69%		84.3%
Vesting period	From 03/05/2024 to 03/15/2026		From 03/10/2023 to 03/13/2026
Expected dividends	0%		0%
Risk free interest rate	2.85%		3.06%
Conversion ratio	1:1		1:1
Expected employee turnover	0%		0%

Free Shares (AGA)	2022	2021		2019
	AGA D & S 2022	AGA S 2021	AGA D 2021	AGA D & S 2019
Fair value per IFRS 2	€4.08	€4.00	€4.15	€17.06
Grant date	10/14/2022	03/30/2021	03/17/2021	07/18/2019
Share price at grant date	€4.08	€4.00	€4.15	€17.06
Expected volatility	50%	51%	51%	40.2%
Vesting period	From 10/14/2022 to 10/16/2025	From 03/30/2021 to 03/31/2024	From 03/17/2021 to 03/31/2024	From 07/18/2019 to 09/16/2022
Expected dividends	0%	0%	0%	0%
Risk free interest rate	2.24%	-0.59%	-0.59%	0%
Conversion ratio	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%

The final allocation of free shares is subject to continued employment with the Group and performance conditions.
Information on free shares activity is as follows for 2024:

Grant Date	Type	AGAs issued	AGAs outstanding as of January 1, 2024	AGAs awarded	AGAs vested	AGAs cancelled/ forfeited	AGAs outstanding as of December 31, 2024
03/05/2024	AGA S 2024	48,500		48,500		2,800	45,700
03/05/2024	AGA D 2024	20,000		20,000			20,000
03/13/2023	AGA S 2023	30,900	28,900			1,400	27,500
03/13/2023	AGA D 2023	10,000	10,000				10,000
10/14/2022	AGA S 2022	39,200	36,900			1,300	35,600
10/14/2022	AGA D 2022	20,000	20,000				20,000
03/30/2021	AGA S 2021	32,400	27,500		27,500		0
03/17/2021	AGA D 2021	15,000	15,000			15,000	0
TOTAL			138,300	68,500	27,500	20,500	158,800

Information on free shares activity is as follows for 2023:

Grant Date	Type	AGAs issued	AGAs outstanding as of January 1, 2023	AGAs awarded	AGAs vested	AGAs cancelled/ forfeited	AGAs outstanding as of December 31, 2023
03/13/2023	AGA S 2023	30,900		30,900		2,000	28,900
03/13/2023	AGA D 2023	10,000		10,000			10,000
10/14/2022	AGA S 2022	39,200	38,900			2,000	36,900
10/14/2022	AGA D 2022	20,000	20,000				20,000
03/30/2021	AGA S 2021	32,400	27,800			300	27,500
03/17/2021	AGA D 2021	15,000	15,000				15,000
TOTAL			101,700	40,900	0	4,300	138,300
9.3. Stock options (options de souscription d'actions or SO)
The following tables summarize the data relating to stock options and the assumptions used for the measurement thereof, in accordance with IFRS 2—Share-based Payment:

Stock options (SO)	2024				2023
	SO D 2024	SO C 2024	SO US 2024	SO SU 2024	SO SU 2023	SO D 2023	SO C 2023	SO US 2023
Fair value per IFRS 2	€0.94	€1.20	€0.98	€1.20	€2.39	€2.19	€2.39	€2.19
Grant date	3/5/2024	3/5/2024	3/5/2024	3/5/2024	3/13/2023	3/13/2023	3/13/2023	3/13/2023
Share price at grant date	€3.19	€3.19	€3.19	€3.19	€4.00	€4.00	€4.00	€4.00
Exercise price	€3.42	€2.74	€3.30	€2.74	€3.26	€4.07	€3.26	€4.05
Expected volatility	42.69%	42.69%	42.69%	42.69%	83.74%	83.74%	83.74%	83.74%
Vesting period	From 3/5/2024 to 3/15/2026				From 3/13/2023 to 3/13/2026
Exercise period	From 3/5/2024 to 3/4/2034				From 3/14/2023 to 3/13/2033
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Risk free interest rate	2.85%	2.85%	2.85%	2.85%	2.75%	2.75%	2.75%	2.75%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	0%	0%	0%	0%

Stock options (SO)	2022				2021
	SO SU 2022	SO D 2022	SO C 2022	SO US 2022	SO D 2021	SO C 2021	SO US 2021
Fair value per IFRS 2	€1.40	€1.57	€1.90	€1.56	€1.06	€1.30	€1.07
Grant date	12/2/2022	10/17/2022	10/17/2022	10/17/2022	10/20/2021	10/20/2021	10/20/2021
Share price at grant date	€3.46	€4.16	€4.16	€4.16	€3.24	€3.24	€3.24
Exercise price	€2.95	€3.91	€3.12	€3.94	€3.26	€2.61	€3.22
Expected volatility	49.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%
Vesting period	From 3/12/2022 to 3/12/2025	From 10/17/2022 to 10/17/2025			From 10/20/2021 to 10/20/2024
Exercise period	From 3/12/2022 to 3/12/2032	From 10/18/2025 to 10/17/2032			From 10/21/2024 to 10/21/2031
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Risk free interest rate	2.1%	2.24%	2.24%	2.24%	-0.6%	-0.6%	-0.6%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	0%	0%	0%

Stock options (SO)	2020			2019
	SO D 2020	SO C 2020	SO US 2020	SO 2019	SO US 1 2019	SO US 2 2019
Fair value per IFRS 2	€1.16	€1.46	€1.12	€4.59	€3.67	€3.23
Grant date	12/31/2020	12/31/2020	12/31/2020	7/18/2019	7/18/2019	11/27/2019
Share price at grant date	€3.99	€3.99	€3.99	€17.06	€17.06	€14.50
Exercise price	€4.38	€3.50	€4.52	€13.99	€16.90	€14.31
Expected volatility	49.0%	49.0%	49.0%	40.0%	40.0%	40.0%
Vesting period	From 12/31/2020 to 12/31/2023			From 7/18/2019 to 9/16/2022		From 11/27/2019 to 01/16/2023
Exercise period	From 1/1/2024 to 12/31/2027			From 9/17/2022 to 9/17/2029		From 1/17/2023 to 1/17/2030
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	-0.7%	-0.7%	-0.7%	0.0%	0.0%	0.0%
Conversion ratio	1:1	1:1	1:1	1:1	1:1	1:1
Expected employee turnover	0%	0%	0%	0%	0%	0%

Stock options (SO)	2018		2017	2016
	SO 2018	SO US 2018	SO 2017	SO 2016
Fair value per IFRS 2	€9.32	€6.90	€9.32	€10.30
Grant date	11/7/2018	11/7/2018	12/6/2017	12/15/2016
Share price at grant date	€22.10	€22.10	€21.95	€20.79
Exercise price	€16.00	€21.65	€17.91	€15.79
Expected volatility	44.1%	44.1%	53.7%	63.0%
Vesting period	From 11/7/2018 to 12/31/2021		From 12/6/2017 to 12/31/2020	From 12/15/2016 to 12/15/2019
Exercise period	From 11/11/2022 to 12/31/2028		From 1/1/2021 to 12/31/2027	From 12/16/2019 to 12/16/2026
Expected dividends	0%	0%	0%	0%
Risk free interest rate	0.0%	0.0%	0.0%	0.0%
Conversion ratio	1:1	1:1	1:1	1:1
Expected employee turnover	15%	15%	15%	15%

In 2019, the Group revised its estimate of the number of equity instruments expected to be vested taking into account the number of lapsed instruments noted after 4 years of successive plans. As a result, GENFIT revised the turnover rate assumption, which was estimated at 15%, to a rate of 0%, taking into account recent observations and the actual number of lapsed instruments at each closing.
Definitive vesting is subject to continued employment with the Group and performance conditions.
Information on stock options activity is as follows for 2024:

Grant Date	Type	SO issued	SO outstanding as of January 1, 2024	SO awarded	SO cancelled/ forfeited	SO exercised	SO outstanding as of December 31, 2024	SO exercisable as of December 31, 2024
05/03/2024	SO D 2024	35,000		35,000			35,000	0
05/03/2024	SO C 2024	156,875		156,875			156,875	0
05/03/2024	SO US 2024	20,625		20,625	5,625		15,000	0
05/03/2024	SO SU 2024	21,250		21,250	10,000		11,250	0
03/13/2023	SO SU 2023	16,300	16,300		10,000		6,300	0
03/13/2023	SO D 2023	35,000	35,000				35,000	0
03/13/2023	SO C 2023	108,700	108,700				108,700	0
03/13/2023	SO US 2023	30,200	30,200		12,600		17,600	0
02/12/2022	SO SU 2022	8,750	8,750				8,750	0
10/17/2022	SO D 2022	35,000	35,000				35,000	0
10/17/2022	SO C 2022	131,000	131,000		4,000		127,000	0
10/17/2022	SO US 2022	34,625	34,625		11,250		23,375	0
10/20/2021	SO D 2021	35,000	35,000		5,250		29,750	29,750
10/20/2021	SO C 2021	134,375	130,375		19,556	3,400	107,419	107,419
10/20/2021	SO US 2021	32,500	25,000		3,750		21,250	21,250
12/31/2020	SO D 2020	35,000	35,000				35,000	35,000
12/31/2020	SO C 2020	103,750	81,250			15,000	66,250	66,250
12/31/2020	SO US 2020	56,250	27,500				27,500	27,500
07/18/2019	SO 2019	107,880	51,343				51,343	51,343
07/18/2019	SO US 1 2019	30,620	5,113				5,113	5,113
11/07/2018	SO 2018	122,000	68,329				68,329	68,329
11/07/2018	SO US 2018	17,500	9,713				9,713	9,713
12/06/2017	SO 2017-1	64,164	43,212				43,212	43,212
12/06/2017	SO 2017-2	32,086	17,765				17,765	17,765
12/15/2016	SO 2016-1	41,917	34,398				34,398	34,398
12/15/2016	SO 2016-2	20,958	15,308				15,308	15,308
TOTAL			978,881	233,750	82,031	18,400	1,112,200	532,350
Information on stock options activity is as follows for 2023:

Grant Date	Type	SO issued	SO outstanding as of January 1, 2023	SO awarded	SO cancelled/ forfeited	SO exercised	SO outstanding as of December 31, 2023	SO exercisable as of December 31, 2023
03/13/2023	SO SU 2023	16,300		16,300			16,300	0
03/13/2023	SO D 2023	35,000		35,000			35,000	0
03/13/2023	SO C 2023	108,700		108,700			108,700	0
03/13/2023	SO US 2023	30,200		30,200			30,200	0
02/12/2022	SO SU 2022	8,750	8,750				8,750	0
10/17/2022	SO D 2022	35,000	35,000				35,000	0
10/17/2022	SO C 2022	131,000	131,000				131,000	0
10/17/2022	SO US 2022	34,625	34,625				34,625	0
10/20/2021	SO D 2021	35,000	35,000				35,000	0
10/20/2021	SO C 2021	134,375	134,375		4,000		130,375	0
10/20/2021	SO US 2021	32,500	25,000				25,000	0
12/31/2020	SO D 2020	35,000	35,000				35,000	35,000
12/31/2020	SO C 2020	103,750	81,250				81,250	81,250
12/31/2020	SO US 2020	56,250	50,000		22,500		27,500	27,500
07/18/2019	SO 2019	107,880	51,343				51,343	51,343
07/18/2019	SO US 1 2019	30,620	5,113				5,113	5,113
11/07/2018	SO 2018	122,000	68,329				68,329	68,329
11/07/2018	SO US 2018	17,500	9,713				9,713	9,713
12/06/2017	SO 2017-1	64,164	43,212				43,212	43,212
12/06/2017	SO 2017-2	32,086	17,765				17,765	17,765
12/15/2016	SO 2016-1	41,917	34,398				34,398	34,398
12/15/2016	SO 2016-2	20,958	15,308				15,308	15,308
TOTAL			815,181	190,200	26,500	0	978,881	388,931
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

Performance conditions of 2024 plans

Plans	Nature of performance conditions
SO D 2024 SO C 2024 SO US 2024 SO SU 2024 AGA S 2024 AGA D 2024 Evaluation date for performance conditions: 3/15/2027

Internal conditions - a) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will be vest, if elafibranor obtains marketing authorization from the FDA or EMA in accordance with the road map. b) 30% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 6,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the three following conditions relating to the development of VS-01 is met: (i) Interim results of the UNVEIL-IT® study are obtained in accordance with the road map; (ii) Final results of the UNVEIL-IT® study are obtained in accordance with the road map; (iii) Positive clinical results obtained and communicated in at least one ACLF sub-population or ACLF-related indication in accordance with the road map. c) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the two following conditions relating to the development of GNS561 is met: (i) Interim biomarker data from the ongoing phase 1b/2 is obtained in accordance with the road map; (ii) Final results for the Phase 1b part of the Phase 1b/2 study are obtained in accordance with the road map. d) 15% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 3,000 of the Free Shares for the AGA D 2024 will vest, if at least one of the three following conditions relating to the development of NTZ and SRT-015 is met: (i) Start of a phase 1b/2 study of NTZ in ACLF in accordance with the road map; (ii) Final results of a phase 1b/2 study of NTZ in ACLF in accordance with the road map and finalization of preclinical development of SRT-015 in 2024 which would allow, as necessary, the start of a first in human study of SRT-015 in accordance with the road map; (iii) Results of the first in human study of SRT-015 in accordance with the road map. e) 10% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 2,000 of the Free Shares for the AGA D 2024 will vest, if, with respect to one of the other programs in the Company’s pipeline in preclinical development at the time of this allocation decision (VS01 UCD/OA, VS02, CLM-022, …), at least one clinical trial is ongoing in accordance with the road map. f) 25% of the instruments SO D 2024/SO C 2024/SO US 2024/ SO SU 2024/AGA S 2024 will be exercisable or definitively vest, and 5,000 of the Free Shares for the AGA D 2024 will vest, if, at any time during the Vesting Period, two of the programs in the Company's pipeline at the date of the Grant Decision have delivered clinical results in humans enabling them to be considered for further development, resulting in the initiation of a phase 2b clinical trial or a phase 3 clinical trial, or the granting of accelerated approval.
External conditions - Each applicable portion of all 2,000 Free Shares under the AGA D 2024 plan, as each Internal Conditions above is met, is then subject to the External Condition according to the methods described below. The degree of fulfillment of the External Condition relating to the Company's stock market price will be determined according to the relative performance of GENFIT shares. Each applicable portion of all 10,000 Free Shares under the AGA D 2024 plan, as each Internal Conditions above is met, will be definitively acquired per the following conditions: (a) No AGA D 2024 shall vest if the Final Price is strictly lower than the Initial Price; (b) If the Final Price is between (i) a value equal to or greater than the Initial Price and (ii) a value lower than the Ceiling Price, the number of AGA D 2024 definitively allocated will be equal to:[(Final Price / Initial Price) -1] x 1/2 of the number of AGA D 2024 instruments (c) All AGA D 2024 if the Final Price is equal to or higher than the Ceiling Price. The notions of “Final Price”, “Initial Price” and “Ceiling Price” are defined in the plan regulations.

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

10.FINANCIAL INCOME AND EXPENSES

Financial income and expenses	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31

Financial income
Interest income	137	1,709	1,786
Foreign exchange gain	7,470	452	727
Other financial income	605	1,519	826
TOTAL - Financial income	8,212	3,680	3,339
Financial expenses
Interest expenses	(4,341)	(4,553)	(4,684)
Interest expenses for leases	(69)	(71)	(63)
Foreign exchange losses	(340)	(966)	8
Other financial expenses	(8)	(23)	(35)
TOTAL - Financial expenses	(4,758)	(5,614)	(4,774)
FINANCIAL GAIN (LOSS)	3,453	(1,934)	(1,434)
Interest income recognized is almost exclusively related to current financial assets. Other financial income similarly is almost exclusively related to accrued interest income for ongoing current financial assets at the end of the year.
The financial expenses are related to the interest of the OCEANEs and they mainly relate to the payment of coupons at the rate of 3.5% and the amortization of the discount of the bond debt at the effective interest rate of 8.8% to accrete the bond debt up to the amount that will be repaid (or converted) at maturity, recognizing a theoretical annual interest accrual as a result of the accretion on the period of an amount equivalent to the equity component at an effective interest rate. It is important to note that in the context of the Royalty Financing transaction concluded in 2025, there was an OCEANE buyback which also occurred and was disclosed an a major event occurring after the period. Refer to Note 2.2 - Major events after the period for further information.
The portion of financial gain related to currency exchange is a net gain of €735 in 2024 notably due to the difference in currency exchange recognized on the cash equivalents and other current financial assets in US dollars, as GENFIT has decided to keep some of its cash in US dollars. See Note 13 - “Cash and cash equivalents”. These cash investments in US dollars are to be used to pay directly expenses in US dollars (natural currency hedge).

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
Financial detail
As of December 31, 2024, and 2023, corporate income tax payable amounted to €155 and €23, respectively, which is recognized as "Other current tax liabilities" in the consolidated financial statements.
The Parent company GENFIT SA benefited from a reduced tax rate on part of the income from the licensing agreement signed with Ipsen pursuant to Article 238 of the French Tax Code.
The determination of the income tax expense recognized in the consolidated financial statements, which amounted to (an expense) of €340 for 2024, is summarized in the table "Effective tax rate" hereunder.
Effective tax rate

	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Net profit (loss)	(23,719)	(28,894)	1,507
Income tax benefit (expense)	116	(380)	(340)
Net profit (loss) before tax	(23,836)	(28,514)	1,847
Tax rate in France	25.00%	25.00%	25.00%
Theoretical tax benefit (expense)	5,959	7,129	(462)
Increase / decrease in tax benefit arising from :
Tax credits	1,504	1,452	1,055
Permanent differences	(31)	43	(205)
Differences between rates	(67)	(840)	1,439
Tax losses for the period, unrecognised as deferred tax assets	(7,037)	(7,832)	(2,520)
Utilisation of previously unrecognised tax losses	0	0	809
IFRS adjustments without tax incidence	(61)	(145)	0
Non recognition of deferred tax assets related to temporary differences	331	454	5
Recognition of deferred tax assets against deferred tax liabilities	(453)	(418)	(447)
Other	(29)	(224)	(13)
Income tax benefit (expense) recognised in profit or loss	116	(380)	(340)
Effective income tax rate	(0.49)%	1.33%	18.40%
Tax Inspection
The Company was subject to a tax audit covering the 2019 and 2020 financial years (including the CIR tax credit declared for these financial years), which began on December 10, 2021 and ended in December 2024.
The Company agreed with the French Tax Administration to use the regularization procedure provided for by Article L.62 of the Book of Tax Procedures for errors, inaccuracies, omissions, or insufficiencies contained in the 2069A research tax credit declarations (filed in 2020 and 2021 and relating to 2019 and 2020 expenses respectively). As a result of this procedure, the sum of the expenses and interest in arrears amounted to €684 thousand and is broken down as follows:

Year	2019	2020
Expenses	512	134
Interest	30	8
Totals	542	142
This was netted against the 2023 CIR and were fully liquidated prior to December 31, 2024. Specifically, this settlement was recorded as a reduction in "Other revenues" for the period ended December 31, 2024.
11.1.Losses available for offsetting against future taxable income
At December 31, 2024, 2023 and 2022, the tax loss carry forwards for the Group amounted to €528,233, €523,392 and €489,157 respectively.
In general, unused losses can be carried forward indefinitely in the United States and France while in Switzerland unused losses can be carried forward for a limit of 7 years.
French tax loss carry forwards can be offset against future taxable profit within a limit of €1.0 million per year plus 50% of the profit exceeding this limit.
11.2.Deferred tax assets and liabilities
The Group's main sources of deferred tax assets and liabilities as of December 31, 2023 and 2024 related to:
•Temporary differences, recognized:
◦OCEANEs: a deferred tax liability for €1,183 and €540 as of December 31, 2023 and 2024, respectively, and a deferred tax asset for €842 and €395 as of December 31, 2023 and 2024.
•Temporary differences, unrecognized

◦GENFIT Corp: a deferred tax asset for €1,669 as of December 31, 2024,
◦Post-employment benefits: a deferred tax asset for €335 as of December 31, 2024, and
◦Other sources (tax-driven amortization): a deferred tax liability of €203 as of December 31, 2024.
•Tax loss carry forwards
◦The Group also has tax loss carry forwards losses which have not been recognized as deferred tax in the assets of the consolidated statement of financial position to the uncertainties related to the possibility of its use in the future (see above Note 11.1 - "Income Tax - Losses available for offsetting against future taxable income").
Deferred taxes detail
The Company offsets its deferred tax assets and liabilities as permitted by IAS 12, resulting in a net deferred tax liability of €145 as of December 31, 2024 (€455 as of December 31, 2023).

	As of	Impact on	Impact on the	As of
(in € thousands)	2022/12/31	equity	profit/loss	2023/12/31
Deferred tax liabilities / convertible loan OCEANE	(1,770)	—	586	(1,183)
Deferred tax assets / convertible loan OCEANE	1,260	—	(418)	842
Deferred tax liabilities / other items	—	—	(113)	(113)
TOTAL	(510)	—	55	(455)

	As of	Impact on	Impact on the	As of
(in € thousands)	2023/12/31	equity	profit/loss	2024/12/31
Deferred tax liabilities / convertible loan OCEANE	(1,183)	10	634	(540)
Deferred tax assets / convertible loan OCEANE	842	—	(447)	395
Deferred tax liabilities / other items	(113)	—	113	—
TOTAL	(455)	10	300	(145)
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

The components of the earnings (loss) per share computation are as follows:

Earnings per share	Year ended
	2022/12/31	2023/12/31	2024/12/31

Profit (loss) for the period (in € thousands)	(23,719)	(28,894)	1,507
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	49,673,936	49,700,223	49,754,474
Basic earnings (loss) per share (€/share)	(0.48)	(0.58)	0.03
Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	49,673,936	49,700,223	49,946,117
Diluted earnings (loss) per share (€/share)	(0.48)	(0.58)	0.03
The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

Potential common shares not included in the computation of diluted earnings per share	Year ended	Year ended
	2023/12/31	2024/12/31
BSA	35,070	0
STOCK OPTIONS	978,881	0
AGA	138,300	0
OCEANES	10,580,141	10,535,460

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
•Term accounts, available within the contractual maturities or by the way of early exit with no penalty; and
•Negotiable medium-term notes, available with a quarterly maturity or by the way of early exit with no penalty.
These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value.

Cash and cash equivalents	As of
(in € thousands)	2023/12/31	2024/12/31
Short-term deposits	67,530	63,027
Cash on hand and bank accounts	10,258	18,761
TOTAL	77,789	81,788

Short-term deposits	As of
(in € thousands)	2023/12/31	2024/12/31
TERM ACCOUNTS	67,530	63,027
TOTAL	67,530	63,027
14.GOODWILL AND INTANGIBLE ASSETS
Goodwill
The company does not have any goodwill.
Intangible assets

Intangible assets mainly consist of software and operating licenses acquired by the Group. They are recognized at cost less accumulated amortization and impairment. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives of both software and license agreements are between 1 and 8 years. The estimated useful life of licensed intangibles is up to 20 years, consistent with patent lifetimes in the United States and the European Union.
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
As it relates to impairment tests, indicators of impairment considered by the Group are as follows:
•    Failure of or unfavorable data from our clinical trials
•    Competition from other clinical trial programs covering the same indications as our drug candidates
•    Availability of necessary financing
These indicators of impairment are examined annually or whenever an indication of impairment occurs. This covers i) both Seal Rock and Versantis per below and ii) other amortized intangible assets.
Seal Rock licence agreement (2023)
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
In accordance with IAS 36, we performed an annual impairment test in 2024 related to the SRT-015 asset (and in general whenever there is a triggering event), which was based on the excess earnings method using discounted cash flow techniques for the scientific research program SRT-015. The aforementioned income method utilizes management’s estimates of future operating revenue, cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions, and the expected success rate of the program based on similar external programs. Based on our analysis performed as of December 31, 2024, the initial valuation of €2 million is still appropriate and no impairment loss has been recognized.
The period over which management has projected its cash flows spans through 2038. The drug price growth rate used to extrapolate cash flow projections is 2%. Furthermore, we have performed the following sensitivity analyses in order to determine if a reasonably possible change in a key assumption on which we have based our determination of the recoverable amount would cause the carrying amount of the intangible asset to exceed its recoverable amount.
Values assigned to each key assumption
Discount rate: 12.5%
The recoverable amount would be equal to the carrying amount if the value assigned to the weighted average cost of capital were: 13.0%
Overall expected success rate of the program: 7.9%
The recoverable amount would be equal to the carrying amount if the value assigned to the expected rate of success of the program were: 7.5%
Indicators of impairment considered by the Group as part of the implementation of the impairment test above are as follows:

•Failure of or unfavorable data from our clinical trials
•Competition from other clinical trial programs covering the same indications as our drug candidates
•Availability of necessary financing
Versantis (2022)
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
In accordance with IAS 36, we performed an annual impairment test in 2024 related to the Versantis intangible asset (and in general whenever there is a triggering event). Management estimates the recoverable amount of the asset and recognizes an impairment loss if the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of the asset is the greater of its fair value less costs to sell or its value in use. This estimate is based on the excess earnings method using discounted cash flow techniques for the scientific research program VS-01. The aforementioned income method utilizes management’s estimates of future operating revenue, cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions, and the expected success rate of the program based on similar external programs. Based on our analysis performed, the valuation of €45.9 million as of December 31, 2024 (after exchange rate conversion differences) is still appropriate and no impairment loss has been recognized.
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
Values assigned to each key assumption
Discount rate: 12.5%
The recoverable amount would be equal to the carrying amount if the value assigned to the weighted average cost of capital were: 13.8%
Overall expected success rate of the program: 15.1%
The recoverable amount would be equal to the carrying amount if the value assigned to the expected rate of success of the program were: 13.7%
Indicators of impairment considered by the Group as part of the implementation of the impairment test above are as follows:
•Failure of or unfavorable data from our clinical trials
•Competition from other clinical trial programs covering the same indications as our drug candidates
•Availability of necessary financing
Other intangible assets
Intangible assets (apart from Celloram, Seal Rock and Versantis) is comprised primarily of office and scientific software.The following tables show the variations in intangible assets for the years ended December 31, 2023 and 2024:

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2022			adjustments		12/31/2023
Gross
Software	977	24	(45)	—	—	955
Patents	351	—	—	—	18	369
Other intangibles	43,569	2,050	—	2,746	—	48,366
TOTAL—Gross	44,897	2,074	(45)	2,747	18	49,690
Accumulated depreciation and impairment
Software	(940)	(63)	75	—	—	(928)
Patents	—	—	—	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(940)	(64)	75	—	—	(928)
TOTAL - Net	43,957	2,010	29	2,747	18	48,761

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	12/31/2023			adjustments		2024/12/31
Gross
Software	955	—	(180)	—	—	776
Patents	369	—	—	—	(5)	364
Other intangibles	48,366	—	—	(748)	—	47,618
TOTAL—Gross	49,690	—	(180)	(748)	(5)	48,757
Accumulated depreciation and impairment
Software	(928)	(10)	180	—	—	(759)
Patents	—	—	—	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(928)	(10)	180	—	—	(759)
TOTAL - Net	48,761	(10)	—	(748)	(5)	47,998

15.PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment
Property, plant and equipment are initially recognized at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. Routine maintenance costs are expensed as incurred.
Depreciation of an asset starts when it becomes available for use. The asset should be in the location and condition that is required for it to be operating in the manner intended by management. Subsequently, depreciation expense is recognized on a straight-line basis over the estimated useful lives of the assets. If components of property, plant and equipment have different useful lives, they are accounted for separately. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.
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
The following tables show the variations in tangible assets for the years ended December 31, 2023 and 2024:

Property, plant and equipment - Variations	As of 2022/12/31	Increase	Decrease	Translation	Reclassification	As of 2023/12/31
(in € thousands)				adjustments
Gross
Buildings on non-freehold land	10,921	427	—	—	19	11,367
Scientific equipment	6,467	207	(1,378)	—	—	5,295
Fittings	1,537	33	(7)	—	—	1,563
Vehicles	91	—	—	—	—	91
Computer equipment	1,500	150	(32)	—	(4)	1,613
Furniture	279	5	(9)	—	—	274
In progress	—	16	—	—	(16)	—
TOTAL - Gross	20,794	839	(1,426)	—	(3)	20,204
Accumulated depreciation
Buildings on non-freehold land	(3,934)	(1,127)	—	(3)	—	(5,064)
Scientific equipment	(5,481)	(296)	1,307	(5)	—	(4,471)
Fittings	(985)	(100)	2	—	—	(1,083)
Vehicles	(43)	(12)	—	—	—	(55)
Computer equipment	(1,365)	(91)	24	4	—	(1,421)
Furniture	(223)	(11)	5	1	—	(228)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(12,032)	(1,637)	1,338	(3)	—	(12,323)
Accumulated impairment
Buildings on non-freehold land	(455)	—	455	—	—	—
Scientific equipment	(59)	—	51	—	—	(9)
Fittings	(24)	—	24	—	—	—
Vehicles	—	—	—	—	—	—
Computer equipment	(10)	—	10	—	—	—
Furniture	(3)	—	3	—	—	—
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(552)	—	543	—	—	(9)
TOTAL - Net	8,210	(798)	455	(3)	(3)	7,872

Property, plant and equipment - Variations	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2023/12/31			adjustments		2024/12/31
Gross
Buildings on non-freehold land	11,367	322	—	—	(5)	11,684
Scientific equipment	5,295	961	(1,071)	—	—	5,186
Fittings	1,563	8	(11)	—	1	1,561
Vehicles	91	—	(1)	—	—	90
Computer equipment	1,613	160	(188)	—	8	1,594
Furniture	274	18	(38)	—	—	254
In progress	—	—	—	—	—	—
TOTAL - Gross	20,204	1,469	(1,308)	—	4	20,368
Accumulated depreciation
Buildings on non-freehold land	(5,064)	(1,193)	—	—	—	(6,256)
Scientific equipment	(4,471)	(310)	1,052	—	—	(3,729)
Fittings	(1,083)	(82)	5	(1)	—	(1,162)
Vehicles	(55)	(12)	1	—	—	(66)
Computer equipment	(1,421)	(111)	182	(7)	—	(1,357)
Furniture	(228)	(13)	38	—	—	(203)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(12,323)	(1,721)	1,278	(8)	—	(12,773)
Accumulated impairment
Buildings on non-freehold land	—	—	—	—	—	—
Scientific equipment	(9)	—	9	—	—	—
Fittings	—	—	—	—	—	—
Vehicles	—	—	—	—	—	—
Computer equipment	—	—	—	—	—	—
Furniture	—	—	—	—	—	—
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(9)	—	9	—	—	—
TOTAL - Net	7,872	(252)	(21)	(8)	4	7,595
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
Impairment tests under IAS 36
Some equipment belonging to the Group and others under a leasing agreement were no longer in use following the reorganization of the group’s activities and the termination of the RESOLVE-IT® trial decided in mid-2020.
The Group considered that the discontinued use of some equipment following the termination of RESOLVE-IT® as well as the decision to no longer use part of the leased premises were indicative of an impairment loss requiring the completion of an impairment test of property, plant and equipment or of the rights of use recognized in the statement of financial position for this equipment and lease agreements. The impacts related to the impairment (and any reversals thereof) of tangible assets and rights of use related to equipment and premises that are no longer in use due to the discontinuation of the RESOLVE-IT® study are recognized in the consolidated statement of operations under “Reorganization and restructuring costs”.
This indication of loss of value led the Group to conduct an impairment test over owned and leased equipment, based on the value at which this equipment may be divested (on the basis of agreements with the lessors on the early purchase of the equipment and near-term purchase offers) in order to determine the recovery value.

In 2023, part of these elements, mainly scientific equipment, were sold. As a result the accumulated impairment for these equipments was reduced to €9 for scientific equipment (of which €9 related to owned equipment and €0 of leased equipment).
In 2024, the accumulated impairment was reduced to €0.
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
The right of use assets and related accumulated amortization as of December 31, 2024 included in the table above affect:
•The line item “Building on non-freehold land" amounting to €11,355 and €6,095, respectively;
•The line item "Scientific equipment", amounting to €308 and €308 respectively.
Right of use additions
There were no Right of use asset additions in 2023 or 2024. Year over year increases in "Building on non-freehold land" relate solely to contractual price indexation increases resulting in increased estimated gross values.
Fully depreciated property, plant and equipment still in use
Gross carrying amount of property, plant and equipment still in use as of December 31, 2023 : €4,492
Gross carrying amount of property, plant and equipment still in use as of December 31, 2024 : €4,043

16.TRADE AND OTHER RECEIVABLES
Accounting policies
Trade and other receivables are recognized at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. Impairment losses on trade accounts receivable are estimated using the expected loss method, in order to take account of the risk of payment default throughout the lifetime of the receivables. Should a specific trade receivable be subject to a known credit risk, a specific impairment loss is recognized for said receivable.
Receivables are classified as current assets, except for those with a maturity exceeding 12 months after the reporting date, according to IFRS 9 standards ("expected credit loss").
Trade and other receivables consisted of the following:

Trade and other receivables - Total	As of
(in € thousands)	2023/12/31	2024/12/31
Trade receivables, net	18,526	2,140
Research tax credit	12,200	3,392
VAT receivables	1,476	1,043
Grants receivables	7	8
Other receivables	498	981
TOTAL	32,707	7,564
Of which : Current	32,707	7,564
Of which : Non-current	—	—
Trade receivables, net

Trade receivables amounted to €2,140 as of December 31, 2024 (€18,526 as of December 31, 2023). The 2023 balance mainly corresponds to the milestone of €13.3 million invoiced to Ipsen in December 2023 in application of the license and collaboration agreement signed in December 2021. The 2024 balance mainly corresponds to Q4 2024 royalty revenue amounting to €1.8 million, also related to the Ipsen agreement.
Per IFRS 7.35(h), we have concluded that the expected credit loss on these amounts are €0.
Research tax credit
The research tax credit receivable as of December 31, 2024 amounts to €3,392 (€12,200 as of December 31, 2023). The 2023 balance encompassed research tax credits from 2021 through 2023 as there was a tax inspection ongoing. In December 2024, research tax credits pertaining to years prior to 2024 were fully liquidated (less applicable fees from the finalized tax inspection as outlined in Note 11 - "Income tax"). As such, the 2024 balance relates only to current year activity.
VAT receivables
VAT receivables amounted to €1,043 at December 31, 2024 ( €1,476 at December 31, 2023).
Other receivables
The line item “other receivables” primarily consists of advance payments to suppliers for €981 and €498, respectively, as of December 31, 2024 and December 31, 2023.

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
A financial asset is measured at amortized cost if both of the following conditions are met, and if it is not a measure at fair value through profit or loss:
•Its ownership is part of an economic model of which the objective is to hold assets in order to receive its contractual cash flows;
•Its contractual conditions provide for cash flows at defined dates, which correspond only to principal payments and interest on the remaining principal amount.
A debt instrument is measured at fair value through other comprehensive income if both of the following conditions are met, and if it is not a measure at fair value through profit or loss:
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

Financial detail
Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	2023/12/31	2024/12/31
Non consolidated equity investments	2,348	1,425
Other investments	471	459
Financial investments	—	—
Loans	472	524
Deposits and guarantees	303	303
Liquidity contract	531	354
TOTAL	4,125	3,065
Of which : Current	—	—
Of which : Non-current	4,125	3,065

Financial assets - Variations	As of	Increase	Decrease	As of
(in € thousands)	31/12/2023			31/12/2024
Non consolidated equity investments	2,348	—	(923)	1,425
Other investments	471	(12)	—	459
Loans	472	51	—	524
Deposits and guarantees	303	30	(29)	303
Liquidity contract	531	—	(177)	354
TOTAL	4,125	70	(1,129)	3,065

Non-consolidated equity investments
As of December 31, 2024, the value of "Non-consolidated equity investments" totaled €1,425 (including a cumulative impairment of €1,708) and relates solely to our equity purchase in Genoscience Pharma. The gross value of the investment (and the initial transaction amount from 2021) totals €3,133.
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
For the year ended December 31, 2024, and in accordance with IFRS 13, we updated our estimated of the fair value of our equity stake in Genoscience Pharma, which was based on a valuation methodology including a royalty based income approach using discounted cash flow techniques for the company's main scientific research programs. The aforementioned income method utilizes management’s estimates of future operating results, cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions, and the expected success rate of each program. It should be noted that Genoscience Pharma's valuation takes into account a post-closing adjusting event. For more information, see See Note 2.2 - "Major events after the period". Based on our analysis performed as of December 31, 2024, an impairment loss of €923 was recognized in OCI.
The period over which management has projected its cash flows spans through 2037. The growth rate used to extrapolate cash flow projections is 1%. Furthermore, we have performed the following sensitivity analyses in order to determine the change in value of the asset by modifying certain key assumptions.
Values assigned to each key assumption
Discount rate: 12.5%

The amount by which the asset would decrease if the weighted average cost of capital increased by 1%: €146
Overall expected success rate: 14.5%
The amount by which the asset would decrease if the estimated overall success rate decreased by 1%: €124
Indicators of impairment considered by the Group as part of the implementation of the impairment test above are as follows:
•Failure of or unfavorable data from our clinical trials
•Competition from other clinical trial programs covering the same indications as our drug candidates
•Availability of necessary financing
Other investments
As of December 31, 2024, the value of "Other investments" totaled €459. The balance relates solely to GENFIT's investment in CAPTECH SANTE and is inclusive of a cumulative loss of €41 based on the net asset value of the investment.
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
As of December 31, 2024, the management company has made cumulative calls for funds from GENFIT in an amount equal to 50% of the subscription amount, i.e. €225, which GENFIT has paid. The remaining subscription amount of €225 must be paid upon successive calls from the fund management company.
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
As of December 31, 2024, the liquidity account had a cash balance of €354, and as of December 31, 2023 a cash balance of €531.
CIC holds the following number of GENFIT shares on behalf of the Company, recorded as a deduction in equity:

Financial assets - Current	As of
	2023/12/31	2024/12/31
Number of shares (recorded as a deduction from equity)	147,812	207,500

19.OTHER ASSETS
Other current assets of €3,409 at December 31, 2024 and €2,615 at December 31, 2023, consisting of prepaid expenses related to current operating expenses.

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
20.1.Breakdown of convertible loan
Introduction
On October 16, 2017, the Company issued 6,081,081 OCEANEs at par with a nominal unit value of €29.60 per bond for an aggregate nominal amount of €180 million, which was renegotiated in 2020 and 2021.
Year-end balances and key terms and conditions are as follows:
Updated balances

As of 31/12/2023 :
Number of bonds	1,923,662
Nominal amount of the loan	56,940,395.20€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
As of 31/12/2024 :
Number of bonds	1,902,698
Nominal amount of the loan	56,319,860.80€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
It should be noted that 1,882,891 of the OCEANEs above have been repurchased and cancelled in 2025. For further information related to financing, refer to Note 2.2 - "Major events after the period".
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
Conversions
There were no conversions in 2023. In 2024, 20,964 bonds were converted into 115,302 common shares.
Conversion / exchange premium
The conversion / exchange premium is 30% relative to GENFIT's reference share price (22.77€).
Maximum Dilution

The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 21.2% of the share capital of the Company at December 31, 2023 (representing a 17.5% dilution if all OCEANEs were converted).
The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 20.9% of the share capital of the Company at December 31, 2024 (representing a 17.3% dilution if all OCEANEs were converted).
Deferred taxes
Deferred tax assets and deferred tax liabilities related to the OCEANEs are disclosed in Note 11.2 - "Income Tax - Deferred tax assets and liabilities".
Current and non current balances

Convertible loans - Total	As of
(in € thousands)	2023/12/31	2024/12/31
Convertible loans	52,622	54,572
TOTAL	52,622	54,572

Convertible loans - Current	As of
(in € thousands)	2023/12/31	2024/12/31
Convertible loans	415	54,572
TOTAL	415	54,572

Convertible loans - Non current	As of
(in € thousands)	2023/12/31	2024/12/31
Convertible loans	52,206	—
TOTAL	52,206	0
20.2.Breakdown of other loans and borrowings
Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	2023/12/31	2024/12/31
Bank loans	11,578	2,496
Obligations under leases	5,884	5,060
Accrued interests	7	5
Bank overdrafts	89	—
TOTAL	17,557	7,561

Other loans and borrowings - Current	As of
(in € thousands)	2023/12/31	2024/12/31
Bank loans	6,339	859
Obligations under leases	1,076	1,145
Accrued interests	7	5
Bank overdrafts	89	—
TOTAL	7,510	2,009

Other loans and borrowings - Non current	As of
(in € thousands)	2023/12/31	2024/12/31
Bank loans	5,239	1,637
Obligations under leases	4,808	3,915
Accrued interests	—	—
Bank overdrafts	—	—
TOTAL	10,047	5,552
20.2.1.Refundable and conditional advances
There were no refundable and conditional advances outstanding at December 31, 2024.
The following table shows no refundable and conditional advances outstanding at December 31, 2023.

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Cancellations	Effects of discounting	Net book value As of 2023/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	12/23/2008	3,229	3,229	(3,229)	—	—
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	(3,229)	—	—

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
The conditional advance was not refundable except in the event of success. The program ended on December 31, 2014. In the event of success, defined as the commercial spin-offs of the IT-Diab program which involves products for the treatment or diagnosis of type 2 diabetes, in that case, the financial returns generated will be used initially to repay the €3,229 conditional advance and the agreement stipulates that the conditional advance will be regarded as repaid in full when the total payments made in this regards by the recipient, discounted at the rate of 5.19%, equal the total amount, discounted at the same rate, of the aid paid. Any further amounts will be classified as additional payments, up to a maximum amount of €14,800.
As provided in the project assistance contract, the Group sent a letter to Bpifrance in December 2019 in order to notify it of GENFIT's Labcorp and Terns Pharmaceuticals contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the aid agreement. The Group proposed to Bpifrance to establish a statement of abandonment of the IT-DIAB project on which the above advance is based. On October 20, 2023, BPI France formally recognized the failure of the project and therefore wrote off their outstanding receivable. As of December 31, 2023, GENFIT had no remaining obligation, and thus the liability was reversed with the related income recorded in "Other income" on the consolidated statement of operations.
20.2.2.Bank loans
In the context of the COVID-19 pandemic, in 2021 the Company secured several State-Guaranteed Loans (or "Prêt Garanti par l'Etat (PGE) Bancaire") and Subsidized Loans (or "BPI Prêt Taux Bonifié").
Bank loans consisted of the following as of December 31, 2022 and 2023 with the following interest rates and repayment terms:

Bank loans	Loan	Facility	Interest	Available As of 2024/12/31	Installments	Outstanding As of 2023/12/31	Outstanding As of 2024/12/31
(in € thousands)	date	size	rate
AUTRES	-	—	—%	—	0	13	9
CDN PGE	June 2021	900	1.36%	—	8 quarterly	675	—
CIC PGE	June 2021	2,200	0.75%	—	8 quarterly	1,650	—
BNP PGE	June 2021	4,900	0.45%	—	8 quarterly	3,675	—
NATIXIS PGE	June 2021	3,000	0.40%	—	8 quarterly	2,250	—
BPI PGE	July 2021	2,000	2.25%	—	16 quarterly	1,500	1,100
BPI PRÊT TAUX BONIFIE	November 2021	2,250	2.25%	—	20 quarterly	1,820	1,380
TOTAL						11,583	2,489
The effective interest rates are follows for the PGE loans:
•CDN PGE (loan of €900): 2.08% per annum
•CIC PGE (loan of €2,200): 1.46% per annum
•BNP PGE (loan of €4,900): 1.16% per annum
•NATIXIS PGE (loan of €3,000): 1.11% per annum
•BPI PGE (loan of €2,000): 1.65% per annum

20.2.3.Maturities of financial liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	2024/12/31	1 year	2 years	3 years	4 years	5 years	5 years
TOTAL - Refundable and conditional advances	—	—	—	—	—	—	—
Convertible loans	56,731	56,731	—	—	—	—	—
Bank loans	2,496	859	867	771	—	—	—
Leases	5,060	1,145	1,159	1,172	1,186	398	—
Accrued interests	5	5	—	—	—	—	—
Bank overdrafts	—	—	—	—	—	—	—
TOTAL - Other loans and borrowings	64,292	58,740	2,025	1,943	1,186	398	—
TOTAL	64,292	58,740	2,025	1,943	1,186	398	—
The values in the table above are contractual, undiscounted values.
20.2.4Reconciliation of liabilities arising from financing activities

	As of	Cash flows	Non cash changes		As of
	31/12/2023		Conversions	Debt accretion*	31/12/2024
Convertible loans	52,622		(621)	2,570	54,572
Bank loans	11,578	(9,082)			2,496
Bank overdrafts	89	(89)			—
Obligations under leases	5,884	(1,113)		289	5,060
TOTAL	70,172	(10,283)	(621)	2,860	62,128
*Convertible loans progressively accrete up to their nominal value as the final reimbursement approaches (in this case, October 16, 2025).
The Group's obligations under leases accretion relates solely to annual contractual price indexation increases.
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
Financial detail
The following tables provide the financial assets and liabilities carrying values by category and fair values as of December 31, 2024 and December 31, 2023:

	As of 31/12/2023
	Carrying value				Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	2,348		2,348					2,348
Other investments	471	471						471
Financial investments	—
Loans	472			472			472
Deposits and guarantees	303			303			303
Liquidity contracts	531	531				531
Trade receivables	18,526			18,526			18,526
Cash and cash equivalents	77,789	77,789				77,789
TOTAL - Assets	100,439	78,790	2,348	19,300	—	78,319	19,300	2,819
Liabilities
Conditional advances	—
Convertible loans	52,622				52,622		51,939
Bank loans	11,578				11,578		11,578
Obligations under finance leases	5,884				5,884		5,884
Accrued interests	7				7		7
Trade payables	10,448				10,448		10,448
Other payables	914				914		914
TOTAL - Liabilities	81,541	—	—	—	81,541	—	80,858	—

	As of 31/12/2024
	Carrying value				Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	1,425		1,425					1,425
Other investments	459	459						459
Loans	524			524			524
Deposits and guarantees	303			303			303
Liquidity contracts	354	354				354
Trade receivables	2,140			2,140			2,140
Cash and cash equivalents	81,788	81,788				81,788
TOTAL - Assets	86,993	82,601	1,425	2,967	—	82,142	2,967	1,885
Liabilities
Convertible loans	54,572				54,572		56,320
Bank loans	2,496				2,496		2,496
Obligations under finance leases	5,060				5,060		5,060
Accrued interests	5				5		5
Bank overdrafts	—
Trade payables	13,437				13,437		13,437
Other payables	289				289		289
TOTAL - Liabilities	75,859	—	—	—	75,859	—	77,607	—
It should be noted that the section above “Equity investments” concerns the nonconsolidated equity investments in Genoscience. The gross value of the asset is €3,133 and was partially impaired in 2023 and 2024. See Note 18 - "Other financial assets".
For our convertible loans, fair value is measured on the basis of actual quoted prices for said security on or around the balance sheet date.

22.TRADE AND OTHER PAYABLES
Accounting policies

Trade and other payables are initially recognized at the fair value of the amount due. This value is usually the nominal value, due to the relatively short period of time between the recognition of the instrument and its repayment.
Financial detail
Trade and other payables consisted of the following:

Trade and other payables - Total	As of
(in € thousands)	2023/12/31	2024/12/31
Trade payables	10,448	13,437
Social security costs payables	4,188	4,092
VAT payables	3,139	351
Taxes payables	110	218
Other payables	914	289
TOTAL	18,799	18,387
At December 31, 2024, trade payables amounted to €13,437 (€10,448 at December 31, 2023). This change is primarily due to an increase in accrued expenses relating to yet unbilled amounts from the clinical trial sites via the Clinical Research Organizations (CROs) in charge of the Company's clinical trials. (€5,426 and €4,765 at December 31, 2024 and 2023 respectively). The timeframe in which those invoices will be received by the Company is unknown and may be spread out over a long period after the services have been performed.
23.DEFERRED INCOME AND REVENUE
Out of the €120 million upfront payment received from Ipsen in application of the licensing agreement signed in December 2021, an amount of €40 million was recognized as Deferred income in 2021. The Deferred income is recognized as revenue as GENFIT carries out its part of the double-blind ELATIVE® study, based on the progress made relative to the budget.
In 2023, €8.7 million of said balance was recognized as revenue. As of December 31, 2023, €15.3 million of Deferred income remained, which was determined based on the original budget.
At December 31, 2024, the Company updated its initial budget based on expected remaining costs taking into account various events occurring during the financial year, including the final transfer of the ELATIVE® study to the sponsor IPSEN. In 2024, a total of €15.3 million of said balance was recognized as revenue. As of December 31, 2024, no deferred income remains, in line with the updated budget.
See Note 7 - "Revenues and Other income".
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
Financial detail
At December 31, 2024 and at December 31, 2023, this line item amounted to €40 and €40, respectively.

Change in provisions	As of	Increase	Decrease	Decrease	As of
(in € thousands)	2023/12/31		(used)	(unused)	2024/12/31
Provision for charges	40	0	0	0	40
TOTAL	40	0	0	0	40
For further information related to contingent assets and contingent liabilities, see Note 29 - "Commitments, contingent liabilities and contingent assets".
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
Detailed breakdown
In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plan with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Related expenses recorded for the years ended December 31, 2024 and December 31, 2023 amounted to €1,097, €948, respectively.
French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final liability. At December 31, 2024 and December 31, 2023 pension provisions recorded were €1,341 and €978, respectively.
As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees in 2023 and 2024:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table (1)
Probability of continued presence in the company at retirement age	On the basis of the DARES table
(1)INSEE is the French National Institute of Statistics; DARES is the French Bureau of Studies and Statistics

Rate	As of
(in € thousands)	2023/12/31	2024/12/31
Salary growth rate - in 2024	3.00%	3.00%
Salary growth rate - beyond	3.00%	3.00%
Discount rate (iboxx)	3.59%	3.20%
The discount rates are based on the market yield at December 31, 2023 and 2024 on high-quality corporate bonds.
The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation
(in € thousands)
Defined benefit obligation as of January 01, 2023	782
Current service cost	137
Interest cost on benefit obligation	25
Past service costs	—
Actuarial losses / (gains) on obligation	51
Service paid to employees	(18)
Defined benefit obligation as of December 31, 2023	978
Current service cost	154
Interest cost on benefit obligation	35
Past service costs	—
Actuarial losses / (gains) on obligation	207
Service paid to employees	(33)
Defined benefit obligation as of December 31, 2024	1,341
Sensitivity of the Group’s retirement and post-employment benefits to a variation of the discount rate:

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions /	present value of
(in € thousands)	discount rate	the undertaking
+	0.25%	(36)
-	0.25%	37
The following assumed (undiscounted) benefit payments under the Company's French retirement indemnity are expected to be paid as follows, given the update assumptions.

2025	0
2026	0
2027	76
2028	71
2029	182
Years 2030 and thereafter	4,224

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
Detailed breakdown
Share capital

Number of shares	As of
	2023/12/31	2024/12/31
Ordinary shares issued (€0.25 par value per share)	49,834,983	49,996,185
Convertible preferred shares registered	0	0
Total shares issued	49,834,983	49,996,185
Less treasury shares	0	0
Outstanding shares	49,834,983	49,996,185
Ordinary shares are classified under shareholders' equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company's bylaws).

Changes in share capital in 2024
Ordinary shares increased by 161,202 in 2024. This is due to the following reasons:
•AGA: 27,500 free shares were vested and converted to ordinary shares. Refer to Note 9 - "Share-based compensation".
•SO: 18,400 stock options were exercised. Refer to Note 9 - "Share-based compensation".
•OCEANEs: 20,964 bonds were converted into 115,302 common shares. Refer to Note 20 - "Loans and Borrowings".
At December 31, 2024, the remaining unused authorizations to issue additional share-based compensation or other share-based instruments (stock options, free shares and share warrants) represent a total of 725,000 shares.
Currency Translation Adjustment
As of December 31, 2024, the currency translation adjustments on the consolidated statement of financial position amount to €347 (compared to €996 as of December 31, 2023). For the year ended December 31, 2024, exchange differences on translation of foreign operations on the consolidated statement of other comprehensive income (loss) amount to €(649) (compared to €2,340 for the year ended December 31, 2023). The currency translation differences arise from the application of IAS 21 when converting the functional currencies of the Group's subsidiaries (i.e. the US dollar for GENFIT Corp and the Swiss franc for Versantis AG) into euros at each closing. The change period over period stems from the change of these two currencies' foreign exchange rates against the euro.
27.LITIGATION
Not applicable.
28.RELATED PARTIES
Compensation of key management personnel
The aggregate compensation of the members of the Company’s Board of Directors (including the Chairman of the Board) and to the Chief Executive Officer includes the following:

	Year ended
(in € thousands)	2022/12/31	2023/12/31	2024/12/31
Fixed compensation owed	585	614	626
Variable compensation owed	169	170	148
Attendance fees - board of Directors	421	381	402
Contributions in-kind	21	23	22
Share-based payments	74	72	112
Employer contributions	410	396	400
Consulting fees	0	0	0
TOTAL	1,680	1,656	1,709
Biotech Avenir

Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e. the four co-founders of the Company and twelve Company employees. Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.
At December 31, 2024, Biotech Avenir SAS held 3.79% of the share capital of the Company.
The Company did not carry out any transactions with Biotech Avenir in 2024, 2023, or 2022, with the exception of the domiciliation without charge.
Ipsen Pharma SAS
The licensing agreement signed with Ipsen Pharma SAS in December 2021 provides for a certain number of service agreements that were signed with the Company in 2022 and 2023, notably the Inventory Purchase Agreement, the Transition Services Agreement and the Part B Transition Services Agreement.
These agreements cover support for Ipsen in future proceedings and processes (other than knowledge transfer) and the provision of drug tablets which Ipsen may require to execute its clinical trial. As per the agreement signed with Ipsen in December 2021, the prices under these agreements cover all costs borne by the Company to provide the relevant goods and services, without economic benefit for Ipsen. See Note 7.1 - "Revenues and other income" and Note 29 - Commitments, contingent liabilities and contingent assets.

29.COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Accounting policies
In accordance with IAS 37, Provisions Contingent Liabilities and Contingent Assets, provisions are recognized when the Group has a present obligation (legal, regulatory, contractual or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and for which the amount can be estimated reliably.
Future milestone and revenue based royalty payments may be recorded as contingent liabilities under IAS 37 or intangible assets under IAS 38. We record a provision when we have a present obligation, whether legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources. Under IAS 38, we record intangible asset when it is probable that the expected future economic benefits that are attributes to the assets will flow to us and the cost of asset can be measured reliably.
Commitments
•Obligations under the terms of subcontracting agreements
The Group enters into contracts for its business needs with clinical research organizations (CROs) for clinical trials, as well as with Contract Manufacturing Organizations (CMOs) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Group’s agreements generally provide for termination with specified periods of advance notice.
Such agreements are generally cancellable contracts and not included in the description of the Group’s contractual obligations and commitments.
•Obligations under the terms of lease agreements
The Company has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €600 at December 31, 2024 (€600 at December 31, 2023).
•Planned capital expenditures
The investments for which the Company has already made firm commitments amount to €350 as of the date of this document.
Contingent liabilities
•Obligations under the terms of license agreement with Genoscience
For all information pertaining to Genoscience contingent liabilities, refer to Note 2.2 - "Major events after the period".
These obligations constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2024.

•Obligations related to the Versantis acquisition
On September 29, 2022, GENFIT finalized an exclusive agreement to acquire all of the shares and voting rights of Versantis, a privately held clinical-stage biotechnology company based in Switzerland focused on addressing the growing medical needs in the field of liver diseases.
Under the terms of this agreement:
1.The former shareholders of Versantis are eligible to receive certain payments of up to 65 million CHF, contingent on the following outcomes:
i.positive Phase 2 results related to VS-01-ACLF,
ii.regulatory approval of VS-01-ACLF, and
iii.positive Phase 2 results related to VS-02.
2.Furthermore, the former shareholders of Versantis are eligible to receive 1/3 of the net proceeds resulting from the potential sale of the Priority Review Voucher of VS-01’s pediatric application by GENFIT to a third party, or 1/3 of the fair market value of this Voucher if GENFIT opts to apply it to one of its own programs.
The conditional payments will be subject to analysis when they are incurred to determine if they are eligible for capitalization in accordance with IAS 38. If so, they will be capitalized. Otherwise, they will be expensed as incurred.
These obligations constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2024.
•Obligations related to the licensing agreement with Seal Rock Therapeutics
On May 31, 2023, GENFIT announced the signing of a licensing agreement for the exclusive worldwide rights to the ASK1 inhibitor SRT-015 with Seal Rock Therapeutics, a clinical-stage company based in Seattle, Washington.
Under the terms of this agreement:
1.Seal Rock is eligible for payments of up to €100 million (of which €2 million have been paid in 2023), subject to certain regulatory, clinical and commercial outcomes.
2.Seal Rock is likewise eligible for tiered royalties, applied to the annual sales of licensed products realized by GENFIT.
The conditional payments will be subject to analysis when they are incurred to determine if they are eligible for capitalization in accordance with IAS 38. If so, they will be capitalized. Otherwise, they will be expensed as incurred.
These obligations constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2024.
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
These obligations constitute contingent liabilities not recognized in the Company's consolidated financial statements at December 31, 2024.
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
Under the terms of the agreement:

1.GENFIT is eligible for total milestone payments up to €360 million (of which €62 million have been recognized through 2024). These milestone payments constitute future variable income, dependent on the completion of key steps related to the development and sales of the licensed products. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the completion of these milestones.
2.GENFIT is eligible for tiered double-digit royalties of up to 20%, applied to the annual sales of licensed products realized by Ipsen. As such, in accordance with IFRS 15, this income will be recognized as revenue depending on the realization of these sales. See Note 7 - Revenues and other income for royalty revenue recognized.
Earned milestones to date
In 2023, a first milestone of €13.3 million was recognized as revenue, and in 2024 a second milestone of €48.7 million was recognized as revenue, totaling a cumulative €62 million of the €360 million mentioned above.
Future milestones
GENFIT expects to receive future milestone revenue in 2025, subject to Iqirvo® (elafibranor) pricing and reimbursement approval in three European countries, representing a total of approximately €26.5 million. Approval will only be considered probable when said approval is actually granted, as this is a regulatory milestone outside of GENFIT's control. As such, this future milestone of €26.5 million as well as remaining unrecognized milestones constitute contingent assets not recognized in the Company's consolidated financial statements at December 31, 2024.
Royalty Financing
As described in Note 2.2 - Major events after the period, royalty revenue from the IPSEN agreement will be used to repay the Royalty Financing debt starting as signed with HCRx.
In addition, the royalty revenue incurred for the period between October 1, 2024 and December 31, 2024 totals €1.8 million, which is included in "Current trade and others receivables" on the Consolidated statement of financial position as of December 31, 2024. This amount will be paid to the French law trust (fiducie-sûreté) in accordance with this royalty financing agreement.
•Contingent assets related to the licencing agreement with Terns Pharma
The Company entered into a licensing agreement with Terns Pharma whereby we could receive milestone payments based on future events that are uncertain and therefore they constitute contingent assets not recognized in the Company's consolidated financial statements for the period ending December 31, 2024. The licensing agreement with Terns concerns China, Hong Kong, Taiwan and Macao.
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
Accrued property, plant and equipment, 2024: €196
Accrued property, plant and equipment, 2023: €42
Accrued property, plant and equipment, 2022: €142